     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2001



                                                      REGISTRATION NO. 333-64754

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM F-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               VIVENDI UNIVERSAL
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        REPUBLIC OF FRANCE                         7389                                NONE
    (STATE OR JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                            42, AVENUE DE FRIEDLAND
                          75380 PARIS CEDEX 08, FRANCE
                               33 (1) 71 71 10 00
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                       VIVENDI UNIVERSAL U.S. HOLDING CO.
                                800 THIRD AVENUE
                                   7TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 572-7000
                              ATTENTION: PRESIDENT
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO:

          FAIZA J. SAEED                      SCOTT N. WOLFE                       ELENA BAXTER
     CRAVATH, SWAINE & MOORE                 LATHAM & WATKINS                      BREDIN PRAT
         WORLDWIDE PLAZA                  12636 HIGH BLUFF DRIVE               130, RUE DU FAUBOURG
        825 EIGHTH AVENUE                       SUITE 300                          SAINT-HONORE
  NEW YORK, NEW YORK 10019-7472            SAN DIEGO, CA 92130                 PARIS, 75008 FRANCE
          (212) 474-1000                      (858) 523-5400                    33 (1) 44 35 35 35

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: Upon completion of the merger referred to herein.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO           PROPOSED MAXIMUM       AGGREGATE OFFERING         AMOUNT OF
   SECURITIES TO BE REGISTERED(1)       BE REGISTERED(2)    OFFERING PRICE PER UNIT        PRICE(3)         REGISTRATION FEE(4)
---------------------------------------------------------------------------------------------------------------------------------
Ordinary shares, nominal value E5.50
  per share.........................       3,597,444                 N/A                 $197,400,316            $49,351(5)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


(1) This registration statement relates to the registrant's ordinary shares, nominal value E5.50 per share, to be issued to holders of common stock, par value $0.001 per share ("MP3.com common stock"), of MP3.com, Inc., a Delaware corporation ("MP3.com"), in connection with the transactions described herein. A separate registration statement on Form F-6 will be filed in connection with the registrant's American Depositary Shares, each representing one ordinary share of the registrant, to be issued in connection with the transactions described herein.
(2) Based on the maximum number of shares to be issued in connection with the merger, calculated as the product of (a) 83,467,364, the maximum number of shares of MP3.com common stock to be canceled (including shares issuable upon exercise of options, purchase rights and other rights to acquire MP3.com common stock), (b) an assumed exchange ratio of .0862 shares of the registrant's ordinary shares for each share of MP3.com common stock, and (c) 0.50, representing the cap on share consideration issuable in the merger.
(3) Pursuant to Rule 457(c),(f)(1) and (f)(3), and estimated solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is $197,400,316, which equals (i) the product of (a) the average of the high and low prices of MP3.com common stock of $4.865 per share, as reported on the Nasdaq National Market on July 5, 2001, and (b) the maximum number of shares of MP3.com common stock to be canceled, less (ii) the maximum amount of cash to be paid by the registrant in exchange for shares of MP3.com common stock (which equals $5.00 times one-half the total number of shares of MP3.com common stock to be canceled).
(4) Calculated by multiplying the proposed maximum offering price for all securities by .00025.

(5)Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


      PRELIMINARY PROXY STATEMENT -- SUBJECT TO COMPLETION (JULY 17, 2001)


                                 [MP3.COM LOGO]

To the stockholders of MP3.com:

     You are cordially invited to attend a special meeting of stockholders of
MP3.com, Inc. to be held on [            ], 2001 at [       ] a.m. local time at
MP3.com's corporate headquarters located at 4790 Eastgate Mall, San Diego, California 92121-1970.

     At the special meeting, you will be asked to vote on the adoption of a merger agreement for a merger with Vivendi Universal, S.A., under which MP3.com will merge with and into a wholly owned subsidiary of Vivendi Universal.

     Under the merger agreement, in exchange for each of your shares of MP3.com common stock, you may elect to receive (1) $5.00 in cash, or (2) a number of Vivendi Universal ordinary shares (in the form of American Depositary Shares) having a value of $5.00, subject to proration as described below. Vivendi Universal ordinary shares (in the form of American Depositary Shares) trade on the New York Stock Exchange under the trading symbol "V", and closed at $60.23 per share on July 2, 2001.

     In connection with the merger, you may not receive all of your merger consideration in the form that you elect. The merger agreement provides that the percentage of shares of MP3.com common stock that will be converted into Vivendi Universal ordinary shares is fixed at 50% and the percentage of shares of MP3.com common stock that will be converted into cash is also fixed at 50%. Therefore, the MP3.com stockholders' elections, including yours, may be adjusted on a pro rata basis so that, in the aggregate, 50% of the MP3.com common stock is converted into the right to receive Vivendi Universal ordinary shares and 50% of the MP3.com common stock is converted into the right to receive cash.

     After careful consideration, MP3.com's board of directors has unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to and in the best interests of, MP3.com and its stockholders. The board of directors unanimously recommends that you vote FOR the proposal to adopt the merger agreement at the special meeting.

     The attached notice of special meeting and proxy statement/prospectus explain the proposed merger and provide specific information concerning the special meeting. Please read these materials carefully. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 19 OF THE PROXY STATEMENT/PROSPECTUS.

     MP3.com is a Delaware corporation. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of MP3.com common stock entitled to vote at the special meeting is required to adopt the merger agreement. MP3.com stockholders owning more than 50% of the MP3.com common stock
as of [            ], 2001 have agreed to vote all of their shares in favor of the proposal to adopt the merger agreement. As a result, adoption of the merger agreement by the MP3.com stockholders at the special meeting is assured.

     Your vote is very important regardless of the number of shares you own. To vote your shares, you may use the enclosed proxy card, grant a proxy online or by telephone or attend the special meeting in person. Whether or not you plan to attend the special meeting, please complete, sign and promptly return the enclosed proxy card or grant a proxy online or by telephone to assure that your shares will be voted at the special meeting. Failure to return a properly executed proxy card, grant a proxy online or by telephone or vote at the special meeting will have the same effect as a vote against adoption of the merger agreement.

                                      Sincerely,

                                      Michael L. Robertson
                                      Chief Executive Officer and Chairman of
                                      the Board of Directors

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE MERGER DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This proxy statement/prospectus is dated [               ], 2001 and is
first being mailed to stockholders of MP3.com on or about [               ],
2001.

                                 [MP3.COM LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                     TO BE HELD ON [               ], 2001

To the stockholders of MP3.com:

     A special meeting of stockholders of MP3.com, Inc. will be held on
[               ], 2001, at [          ], local time, at MP3.com's corporate
headquarters located at 4790 Eastgate Mall, San Diego, California 92121-1970, for the following purposes:

     1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of May 20, 2001, by and among Vivendi Universal, S.A., Metronome Acquisition Sub Inc., and MP3.com, Inc., as amended by the Modification Agreement, dated as of June 13, 2001, by and among such parties, pursuant to which:

        -  MP3.com will become a wholly owned subsidiary of Vivendi Universal;
           and

        - each outstanding share of MP3.com common stock, other than any shares held by parties to the merger agreement or stockholders who perfect their statutory appraisal rights under Delaware law, will be converted into the right to receive (1) $5.00 in cash or (2) a number of Vivendi Universal ordinary shares (in the form of American Depositary Shares, or ADSs) having a value of $5.00, subject to proration as described below.

     2. To transact such other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

     In connection with the merger, you may not receive all of your merger consideration in the form that you elect. The merger agreement provides that the percentage of shares of MP3.com common stock that will be converted into Vivendi Universal ordinary shares is fixed at 50% and the percentage of shares of MP3.com common stock that will be converted into cash is also fixed at 50%. Therefore, the MP3.com stockholders' elections, including yours, may be adjusted on a pro rata basis so that, in the aggregate, 50% of the MP3.com common stock is converted into the right to receive Vivendi Universal ordinary shares and 50% of the MP3.com common stock is converted into the right to receive cash.

     The proposed merger is described in more detail in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

     The board of directors of MP3.com has unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to and in the best interests of, MP3.com and its stockholders. The board of directors unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement at the special meeting.

     The record date for the special meeting is [               ], 2001. If you
were a registered MP3.com stockholder at the close of business on the record date, you are entitled to vote at the special meeting.

     Your vote is very important, regardless of the number of shares you own. Please submit your proxy as soon as possible to make sure that your shares are represented at the special meeting. To vote your shares, you may complete and return the enclosed proxy card or you may grant a proxy online or by telephone. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank on how to vote, it will have the same effect as voting against the adoption of the merger agreement.

     Those of you who do not vote in favor of adoption of the merger agreement have the right to demand appraisal of your shares of MP3.com common stock and to receive payment in cash for the fair value of your shares as determined by the Delaware Chancery Court. A copy of the provision of Delaware law that grants appraisal rights and specifies the required procedures for demanding appraisal is attached to this proxy statement/prospectus as Annex D.

San Diego, California
[               ], 2001

                                          By Order of the Board of Directors,

                                          Blake T. Bilstad
                                          Secretary

                             ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about MP3.com from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone or e-mail at the following address, telephone number and e-mail address:

                                 MP3.COM, INC.
                               4790 Eastgate Mall
                            San Diego, CA 92121-1970
                         Attention: Investor Relations
                           Telephone: (858) 623-7222
                            E-mail: investor@mp3.com

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY [               ],
2001 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

     See "Where You Can Find More Information" on page 184.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1
SUMMARY.....................................................      5
RISK FACTORS................................................     19
  Risks Related to the Merger...............................     19
  Risks Related to an Investment in Vivendi Universal
     ADSs...................................................     20
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................     24
ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN
  PERSONS...................................................     25
THE SPECIAL MEETING.........................................     26
  General...................................................     26
  Date, Time and Place......................................     26
  Purpose of Special Meeting................................     26
  Record Date; Stock Entitled to Vote; Quorum...............     26
  Proxies; Revocation; Solicitation.........................     26
  Internet or Telephonic Proxies............................     27
  Required Vote.............................................     28
  Adjournments or Postponements.............................     28
THE MERGER..................................................     29
  Background of the Merger..................................     29
  Reasons for the Merger....................................     32
  Recommendation of the MP3.com Board of Directors..........     34
  Opinion of MP3.com's Financial Advisor....................     34
  Interests of Certain Persons in the Merger................     40
  Form of Merger............................................     44
  Effective Time of the Merger..............................     44
  Consideration to be Received in the Merger................     45
  Election Procedure; Proration.............................     45
  Exchange Procedures.......................................     46
  Accounting Treatment......................................     47
  Regulatory Matters........................................     47
  Resale of Vivendi Universal ADSs..........................     48
  Stock Exchange Matters....................................     48
  Appraisal Rights..........................................     48
THE MERGER AGREEMENT........................................     52
  Representations and Warranties............................     52
  Conduct of Business Pending the Merger....................     53
  No Solicitation of Acquisition Proposals..................     55
  Stock Options and Other Employee Benefit Matters..........     56
  Additional Covenants......................................     58
  Conditions to Consummation of the Merger..................     58
  Termination...............................................     59
  Expenses..................................................     59

                                                              PAGE
                                                              -----
  Amendment and Waiver......................................     59
THE STOCKHOLDER AGREEMENT...................................     61
  Agreement to Vote for the Merger..........................     61
  Irrevocable Proxy.........................................     61
  Other Agreements..........................................     62
TAXATION....................................................     63
  The Merger -- French Taxation.............................     63
  The Merger -- United States Federal Income Taxation.......     64
COMPARATIVE STOCK PRICES AND DIVIDENDS......................     66
  Market Prices.............................................     66
  Dividends.................................................     67
DESCRIPTION OF VIVENDI UNIVERSAL ORDINARY SHARES............     68
  General...................................................     68
  Ownership of Vivendi Universal Ordinary Shares by
     Non-French Persons.....................................     68
  Voting, Dividend and Liquidation Rights...................     68
  Preferential Subscription Rights..........................     69
  Form, Holding and Transfer................................     69
  Anti-Takeover Effects.....................................     70
DESCRIPTION OF VIVENDI UNIVERSAL ADSS.......................     72
  American Depositary Shares................................     72
  Share Dividends and Other Distributions...................     72
  Deposit, Withdrawal and Cancelation.......................     73
  Voting Rights.............................................     74
  Record Dates..............................................     75
  Reports and Other Communications..........................     75
  Fees and Expenses.........................................     76
  Payment of Taxes..........................................     76
  Reclassifications, Recapitalizations and Mergers..........     76
  Amendment and Termination.................................     77
  Limitations on Obligations and Liability to Vivendi
     Universal ADS Holders..................................     78
  Disclosure of Interest in Vivendi Universal ADSs..........     78
  Requirements for Depositary Actions.......................     79
  Pre-release of ADRs.......................................     79
COMPARISON OF SHAREHOLDER RIGHTS............................     80
  Size and Qualification of the Board of Directors..........     80
  Removal of Directors and Vacancies........................     81
  Shareholder Nominations and Proposals.....................     81
  Shareholders' Meetings and Quorum.........................     83
  Approval of Extraordinary Actions.........................     84
  Shareholder Action by Written Consent.....................     85
  Payment of Dividends......................................     85
  Preferential Subscription Rights..........................     85
  Appraisal Rights..........................................     86

                                                              PAGE
                                                              -----
  Duties of the Board of Directors..........................     86
  Anti-Takeover Provisions..................................     87
  Shareholder Suits.........................................     89
  Inspection of Books and Records...........................     89
  Transactions with Interested Directors....................     90
  Director Liability and Indemnification....................     91
MP3.COM.....................................................     92
VIVENDI UNIVERSAL...........................................     94
  History and Development of Vivendi Universal..............     94
  Business Overview.........................................     97
  Legal Proceedings.........................................    139
  Exchange Controls.........................................    143
  Taxation..................................................    143
  Operating and Financial Review and Prospects..............    148
  Directors and Senior Management...........................    170
  Related Party Transactions................................    176
  Share Capital Information.................................    179
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................    181
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................    182
LEGAL AND TAX MATTERS.......................................    184
EXPERTS.....................................................    184
STOCKHOLDER PROPOSALS.......................................    184
OTHER MATTERS...............................................    184
WHERE YOU CAN FIND MORE INFORMATION.........................    184
INDEX TO FINANCIAL STATEMENTS...............................    F-1
  Index to Consolidated Financial Statements of Vivendi
     Universal..............................................    F-1
  Index to Consolidated Financial Statements of MP3.com.....    F-1
ANNEXES
  Annex A Agreement and Plan of Merger (including the
     Modification Agreement)................................    A-1
  Annex B Stockholder Agreement.............................    B-1
  Annex C Opinion of Credit Suisse First Boston
     Corporation............................................    C-1
  Annex D Section 262 of Delaware General Corporation Law
     (Appraisal Rights).....................................    D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

     The following are some questions that you, as a stockholder of MP3.com, may have and answers to those questions. These questions and answers may not address all questions that may be important to you as a holder of MP3.com common stock. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section is not complete and additional important information is contained in the remainder of this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to or incorporated by reference in this proxy statement/prospectus.

Q: WHY AM I RECEIVING THIS DOCUMENT AND PROXY CARD?

A: You are receiving this document and proxy card because you own shares of MP3.com common stock. MP3.com has entered into a merger agreement with Vivendi Universal pursuant to which Vivendi Universal will acquire MP3.com. This document describes a proposal to adopt the merger agreement. This document also gives you information about MP3.com and Vivendi Universal and other background information so that you can make an informed investment decision, as Vivendi Universal is offering its ordinary shares as part of the merger consideration.

Q: WHAT WILL HAPPEN TO MP3.COM AS A RESULT OF THE MERGER?

A: If the merger is completed, MP3.com will become a wholly owned subsidiary of Vivendi Universal.

Q: WHY ARE VIVENDI UNIVERSAL AND MP3.COM PROPOSING THE MERGER?

A: The merger is expected to strongly reinforce Vivendi Universal and MP3.com's digital efforts in the strategic areas of online music, subscriptions, branding, technology and content.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: You will have an opportunity to make a choice about what you prefer to receive in the merger. For each share of MP3.com common stock you own, you will have the right to elect to receive either:

     - $5.00 in cash; or

     - a number of Vivendi Universal ordinary shares (in the form of American Depositary Shares, or ADSs) having a value of $5.00.

You will not, however, be assured of receiving either all Vivendi Universal ordinary shares or all cash, notwithstanding your choice, as explained below.

Q: WILL I RECEIVE THE FORM OF PAYMENT THAT I CHOOSE?

A: Not necessarily. The merger agreement provides that the percentage of shares of MP3.com common stock that will be converted into Vivendi Universal ordinary shares is fixed at 50% and the percentage of shares of MP3.com common stock that will be converted into cash is also fixed at 50%. Therefore, the MP3.com stockholders' elections, including yours, may be adjusted on a pro rata basis so that, in the aggregate, 50% of the MP3.com common stock is converted into the right to receive Vivendi Universal ordinary shares and 50% of the MP3.com common stock is converted into the right to receive cash.

For example, if holders of 75% of the shares of MP3.com common stock have chosen to receive Vivendi Universal ordinary shares and holders of 25% of the shares of MP3.com common stock have chosen to receive cash, then:

     - if you chose to receive Vivendi Universal ordinary shares, you would receive Vivendi Universal ordinary shares in exchange for two-thirds of your shares of MP3.com common stock and cash in exchange for one-third of your shares of MP3.com common stock; and

     - if you chose to receive cash, you would receive cash in exchange for all of your shares of MP3.com common stock.

On the other hand, if holders of 75% of the shares of MP3.com common stock have chosen to receive cash and holders of 25% of the shares of MP3.com common stock have chosen to receive Vivendi Universal ordinary shares, then:

     - if you chose to receive Vivendi Universal ordinary shares, you would receive Vivendi Universal ordinary shares in exchange for all of your shares of MP3.com common stock; and

     - if you chose to receive cash, you would receive cash in exchange for two-thirds of your shares of MP3.com common stock and Vivendi Universal ordinary shares in exchange for one-third of your shares of MP3.com common stock.

If holders of 100% of the shares of MP3.com common stock have chosen to receive all cash, then each holder would receive cash in exchange for 50% of that holder's shares of MP3.com common stock and Vivendi Universal ordinary shares in exchange for 50% of that holder's shares of MP3.com common stock. The result would be the same if holders of 100% of the shares of MP3.com common stock have chosen to receive all Vivendi Universal ordinary shares.

Q: WHAT IS AN AMERICAN DEPOSITARY SHARE?

A: An American Depositary Share is an ownership interest in the securities of a non-U.S. company deposited at a custodian bank. In the case of Vivendi Universal, each ADS will represent the right to receive one Vivendi Universal ordinary share. ADSs are represented by American Depositary Receipts, or ADRs. ADRs are issued in book-entry form or in the form of physical certificates. It is expected that you will receive Vivendi Universal ADSs evidenced by ADRs held in book-entry form. You will not receive a physical certificate evidencing your Vivendi Universal ADSs unless you specifically request one. For a description of the ADSs, see "Description of Vivendi Universal ADSs" on page 72.

Q: HOW DO I ELECT THE FORM OF PAYMENT I PREFER?

A: If your shares are held in registered form, you will receive in a separate mailing an election form and letter of transmittal, each of which you should read carefully. You must return your completed and executed election form, as described in the instructions contained in the election form and letter of transmittal, to elect the form of merger consideration that you prefer to receive.

IN ORDER TO BE CONSIDERED VALID, YOUR ELECTION FORM MUST BE RECEIVED BY THE
EXCHANGE AGENT BY 5:00 P.M., NEW YORK CITY TIME, ON [               ], 2001,
WHICH IS THE BUSINESS DAY IMMEDIATELY PRECEDING THE SPECIAL MEETING.

If your MP3.com shares are held in a brokerage or other custodial account, you will receive instructions from the entity where your shares are held advising you of the procedures for making your election and delivering your shares.

Q: CAN I MAKE ONE ELECTION FOR SOME OF MY SHARES AND ANOTHER ELECTION FOR THE REST?

A: Yes. You may elect to receive a combination of cash and Vivendi Universal ordinary shares.

Q: WHAT IF I FAIL TO MAKE AN ELECTION?

A: If you make no election, you will be deemed to have elected to receive cash.

Q: HOW SHOULD I SEND IN MY STOCK CERTIFICATES?

A: If your shares are held in registered form and you make an election of consideration by returning a completed election form, you must send in your MP3.com common stock certificates with your completed election form and letter of transmittal to the exchange agent. If you do not make an election, then you must keep your stock certificates until after the closing, when you will receive a letter of transmittal describing how you may exchange your certificates for merger consideration. DO NOT SEND YOUR STOCK CERTIFICATES OR ELECTION FORM WITH YOUR PROXY CARD. If your shares are held in a brokerage or other custodial account, you will receive instructions from the entity where your shares are held, advising you of the procedures for making your election and delivering your shares.

Q: WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A: We expect to complete the merger in the third quarter of 2001. Because the merger is subject to stockholder and governmental approvals, as well as other conditions, we cannot predict the exact timing of its completion.

Q: HOW CAN I VOTE?

A: After you have carefully read this document, indicate on your proxy card how you want to vote. Sign, date and mail the proxy card in the enclosed prepaid return envelope as soon as possible, so that your shares may be represented and voted at the special meeting. You may also grant a proxy online or by telephone according to the instructions on the proxy card.

When you cast your vote using the proxy card or by submitting your proxy online or by telephone, you also appoint Robin Richards, Paul Ouyang and Blake Bilstad as your representatives, or proxies, at the special meeting. They will vote your shares at the meeting as you have instructed them on the proxy card or when submitting your proxy online or by telephone. Accordingly, if you send in your proxy card or submit your proxy online or by telephone, your shares will be voted whether or not you attend the special meeting.

The board of directors of MP3.com knows of no other business to be presented at the special meeting. If any matters other than the adoption of the merger agreement are properly presented for consideration at the special meeting, your proxies will vote, or otherwise act, on your behalf in accordance with their judgment on such matters.

Q: WHO CAN VOTE?

A: Holders of record of MP3.com common stock as of the close of business on the
record date, which is [               ], 2001, are entitled to vote at the
special meeting. Beneficial owners as of the record date whose shares are held in an account at a brokerage firm or bank will receive instructions from their broker or bank describing how to vote their shares.

Q: HOW DOES THE MP3.COM BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A: The MP3.com board of directors unanimously recommends that you vote "FOR" the adoption of the merger agreement.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted. To do so, send a written notice stating that you would like to revoke your proxy, or send a later dated, signed proxy card to MP3.com's Secretary at 4790 Eastgate Mall, San Diego, CA 92121-1970, or revoke your proxy online or by telephone before the special meeting. If you are a holder of record you may attend the special meeting in person and vote. Merely attending the special meeting, without voting in person, will not revoke any proxy previously delivered by you. For a description of voting procedures, see "The Special Meeting -- Proxies; Revocation; Solicitation" beginning on page 26.

Q: WHAT DOES IT MEAN IF I GET MORE THAN ONE PROXY CARD?

A: It means you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards or grant a proxy online or by telephone to ensure that all your shares are voted.

Q: WHAT IF I DO NOT VOTE?

A: If you do not submit a proxy or instruct your broker to vote your shares, and you do not vote in person at the special meeting, the effect will be the same as if you voted "AGAINST" the adoption of the merger agreement. If you submit a proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted "FOR" adoption of the merger agreement.

If your shares are held in street name, your broker will leave your shares unvoted unless you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. This ensures that your shares will be voted at the special meeting.

An abstention or share not voted because your broker lacks the authority to vote that share will have the same effect as a vote "AGAINST" adoption of the merger agreement.

Q: WHO SHOULD I CALL WITH QUESTIONS?

A: If you have further questions, you may contact:

     Investor Relations
     MP3.com, Inc.
     4790 Eastgate Mall
     San Diego, CA 92121-1970
     Telephone: (858) 623-7222
     E-mail: investor@mp3.com

Q: WHAT STOCKHOLDER APPROVAL IS NEEDED?

A: Approval requires the affirmative vote of the holders of a majority of the outstanding shares of common stock of MP3.com. Holders of more than 50% of
MP3.com's outstanding shares as of [       ], 2001 have agreed to vote in favor
of adoption of the merger agreement. As a result, adoption of the merger agreement by the MP3.com stockholders at the special meeting is assured. The shareholders of Vivendi Universal are not required to vote on the merger.

Q: IF THE MERGER IS COMPLETED, WILL MY VIVENDI UNIVERSAL ADSS BE "LISTED" FOR TRADING?

A: We expect that your Vivendi Universal ADSs will be listed on the New York Stock Exchange under the trading symbol "V".

                                    SUMMARY

     The following is only a summary of material information contained in this proxy statement/ prospectus. It may not contain all of the information that is important to you. To understand this proposal fully, you must review all the information in this proxy statement/prospectus, along with the annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference. You should refer to the merger agreement for a complete statement of the terms of the merger. In addition, we incorporate by reference important business and financial information about MP3.com into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 184.

                          VIVENDI UNIVERSAL (PAGE 94)

VIVENDI UNIVERSAL, S.A.
42 avenue de Friedland
75380 Paris Cedex 08, France
33 (1) 71 71 10 00

     Vivendi Universal is one of Europe's largest companies, with revenue in the year ended December 31, 2000 of E41.8 billion. Vivendi Universal operates in two global core businesses: Media and Communications, and Environmental Services.

     The Media and Communications business is divided into five business segments: Music, Publishing, and TV & Film, which constitute its content businesses, and Telecoms and Internet, its access businesses. The Music business produces, markets and distributes recorded music throughout the world in all major genres, manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The Publishing business provides content across multiple platforms including print, multimedia, on the wired Internet, and to PDAs (Personal Digital Assistants) via WAP (Wireless Application Protocol) technology. The Publishing business provides content in five markets: Games, Education, Literature, Health and Information. The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay television channels, engages in the licensing of merchandising and film property rights, and operates theme parks and retail stores around the world. The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access, and data services and transmission, principally in Europe. The Internet business manages strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet through a variety of devices, including mobile phones, PDAs, interactive TV and computers.

     Vivendi Environnement, a 63% effectively owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services (excluding the sale, production and trading of electricity), and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

                               MP3.COM (PAGE 92)

MP3.COM, INC.
4790 Eastgate Mall
San Diego, CA 92121-1970
(858) 623-7000

     MP3.com has created a unique and robust technology infrastructure designed to facilitate the storage, management, promotion and delivery of digital music. As the Internet's premier Music Service Provider (MSP), MP3.com is dedicated to providing consumers access to music when they want it, where they want it, using any web-enabled device. MP3.com's web site hosts what it believes is the largest collection of digital music available on the Internet, with more than one million songs and audio files posted from over 150,000 digital artists and record labels. Dedicated to growing the digital music space, MP3.com's products and services include on-demand Subscription Music Channels, an innovative Business Music Services program, a Radio Services program and others. Additionally, through MP3.com's MSP technology initiative and Music InterOperating System, MP3.com is partnering with a variety of forward-looking businesses to expand its digital music strategy.

                                 RECENT EVENTS


     On June 1, 2001, Vivendi Universal announced that it had agreed to acquire all of the outstanding shares of Houghton Mifflin Company, a leading educational publisher in the United States, pursuant to a cash tender offer at $60 per share. The board of directors of both companies unanimously approved the transaction. The tender offer expired on July 6, 2001, and approximately 90% of the outstanding shares of Houghton Mifflin were tendered. Vivendi Universal accepted, and has paid for, all tendered shares. Vivendi Universal expects to complete its acquisition of Houghton Mifflin in August 2001. As a result of the transaction, Vivendi Universal expects to strengthen its core content businesses by gaining a worldwide leadership position in education. The transaction is subject to regulatory approvals and other customary conditions.


                         THE SPECIAL MEETING (PAGE 26)

GENERAL (PAGE 26)

     MP3.com will hold a special meeting of stockholders on
[                    ], 2001, at [     ] a.m., local time, at which you will be
asked to adopt the merger agreement.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM (PAGE 26)

     Each share of MP3.com common stock outstanding as of
[                    ], 2001 entitles its holder to one vote on any matter to be considered at the special meeting. The presence, in person or by proxy, of a majority of the outstanding shares of MP3.com common stock is required for a quorum for the transaction of business at the special meeting.

PROXIES; REVOCATION; SOLICITATION (PAGE 26)

     If you vote your shares of MP3.com common stock by signing a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your shares of MP3.com common stock will be voted "FOR" adoption of the merger agreement. If you grant a proxy online or by telephone, your shares will be voted at the special meeting as you instruct. If your shares are held in street name, you should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. An abstention, unreturned proxy or share not voted because your broker lacks the authority to vote that share will have the same effect as a vote "AGAINST" adoption of the merger agreement.

     You may revoke your proxy at any time before the vote at the special meeting by submitting a written revocation to the Secretary of MP3.com at 4790 Eastgate Mall, San Diego, CA 92121-1970, or by submitting a new proxy, in either case, dated after the date of the proxy that is being revoked. In addition, a proxy may be revoked by voting in person at the special meeting. Simply attending the special meeting without voting will not revoke your proxy.

REQUIRED VOTE (PAGE 28)

     The affirmative vote of the holders of a majority of the outstanding shares of MP3.com common stock entitled to vote at the special meeting is necessary for the adoption of the merger agreement. Vivendi Universal has entered into a stockholder agreement with MP3.com stockholders who together beneficially own and have voting control of more than 50% of the shares of MP3.com common stock
outstanding as of [            ], 2001. Under the stockholder agreement, these
stockholders have agreed to vote all their shares of MP3.com common stock in favor of adoption of the merger agreement. As a result, adoption of the merger agreement by the MP3.com stockholders at the special meeting is assured.

     As of July 2, 2001, the directors and executive officers of MP3.com beneficially owned, in the aggregate, 37,079,960 shares of MP3.com common stock, or approximately 53% of the shares of MP3.com common stock outstanding on that date.

                              THE MERGER (PAGE 29)

     A copy of the merger agreement (including the modification agreement) is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement because it is the principal document governing the merger.

FORM OF MERGER AND CONSIDERATION TO BE RECEIVED IN THE MERGER (PAGES 44 AND 45)

     In the merger, MP3.com will merge with and into Metronome Acquisition Sub, a wholly owned subsidiary of Vivendi Universal. Under the merger agreement, MP3.com stockholders will have the right to elect to receive either $5.00 in cash or a number of Vivendi Universal ordinary shares (in the form of Vivendi Universal ADSs) having a value of $5.00 for each share of MP3.com common stock that they hold. The overall percentage of shares of MP3.com common stock that will be converted into Vivendi Universal ordinary shares is fixed at 50% and the percentage of shares of MP3.com common stock that will be converted into cash is also fixed at 50%. Therefore, the elections of all the holders of MP3.com common stock, including yours, may be adjusted on a pro rata basis so that, in the aggregate, 50% of the shares are converted into the right to receive Vivendi Universal ordinary shares and 50% of the shares are converted into the right to receive cash.

APPRAISAL RIGHTS (PAGE 48)

     Under Section 262 of the Delaware General Corporation Law, if you do not vote your outstanding shares of MP3.com common stock in favor of adoption of the merger agreement, you will be entitled to dissent and elect to have the "fair value" of your shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, judicially determined by the Delaware Court of Chancery and paid to you in cash. The complete text of Section 262 is attached as Annex D.

     If you consider seeking appraisal, you should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as or less than the $5.00 per share payment (in cash or Vivendi Universal ordinary shares) you would be entitled to elect to receive under the merger agreement if you did not seek appraisal of your shares.

RECOMMENDATION OF THE MP3.COM BOARD OF DIRECTORS (PAGE 34)

     The MP3.com board of directors has unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to and in the best interests of, MP3.com and its stockholders. The board of directors unanimously recommends that MP3.com stockholders vote "FOR" the proposal to adopt the merger agreement at the special meeting.

CONDITIONS TO CONSUMMATION OF THE MERGER (PAGE 58)

     Vivendi Universal and MP3.com are obligated to complete the merger only if several conditions are satisfied or waived. These conditions include:

     - obtaining the approval of the stockholders of MP3.com for the adoption of the merger agreement;

     - the applicable waiting period having expired or been terminated under United States antitrust laws and obtaining all required approvals under foreign antitrust laws;

     - no governmental authority enacting or issuing any statute, rule, injunction or other order which legally restrains or otherwise prohibits the consummation of the merger;

     - the registration statement on Form F-4, of which this document is a part, becoming effective and remaining effective;

     - the New York Stock Exchange approving the listing of the Vivendi Universal ADSs to be issued in connection with the merger;

     - the representations and warranties of Vivendi Universal and MP3.com being true and correct (subject to specified qualifications as to materiality and material adverse effects) as of the date of the merger agreement and as of the date of closing;

     - Vivendi Universal and MP3.com performing in all material respects all of their respective obligations required by the merger agreement at or prior to the closing date; and

     - Vivendi Universal and MP3.com having received tax opinions from their respective U.S. tax advisors.

TERMINATION (PAGE 59)

     The merger agreement may be terminated and the merger may be abandoned at any time before the effective time of the merger:

     - by the mutual consent of Vivendi Universal and MP3.com;

     - by Vivendi Universal or by MP3.com, in the event of an uncured breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement if the breach would cause the specified conditions to the merger not to be satisfied;

     - by Vivendi Universal or by MP3.com, if they do not complete the merger on or before November 30, 2001;

     - by Vivendi Universal or by MP3.com, if any legal restraint to the merger is in effect and has become final and unappealable; or

     - by Vivendi Universal or by MP3.com, if MP3.com's stockholders fail to approve the merger at the special meeting.

THE STOCKHOLDER AGREEMENT (PAGE 61)

     Vivendi Universal has entered into a stockholder agreement with several MP3.com stockholders, including Michael Robertson (Chairman and CEO), Robin Richards (President and a director) and Sequoia Capital. Pursuant to the stockholder agreement, those stockholders have agreed to vote shares representing more than 50% of the outstanding MP3.com common stock as of
[            ], 2001 in favor of the merger and against any action that could impede the merger. As a result, adoption of the merger agreement by the MP3.com stockholders at the special meeting is assured. A copy of the stockholder agreement is attached to this proxy statement/prospectus as Annex B.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (PAGE 40)

     When you consider the recommendation of the MP3.com board of directors that you vote in favor of adoption of the merger agreement, you should keep in mind that a number of officers and members of the MP3.com board have interests in the merger that are in addition to your interests as a stockholder. Their additional interests arise primarily in connection with their continued employment following the consummation of the merger and the compensation they will receive in connection with that employment.

REGULATORY MATTERS (PAGE 47)


     Transactions such as the merger are reviewed by the United States Department of Justice and the United States Federal Trade Commission to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations, the merger may not be completed until applicable waiting period requirements have been satisfied. Vivendi Universal and MP3.com each filed notification reports with the Department of Justice and Federal Trade Commission under the Hart-Scott-Rodino Act on June 12, 2001. The waiting period expired at midnight on July 12, 2001, and thus all applicable waiting periods under the Hart-Scott-Rodino Act have been satisfied.


TAXATION (PAGE 63)

     The merger is expected to qualify as a "reorganization" under U.S. federal income tax laws. As a result, U.S. holders of MP3.com common stock generally will not recognize any gain or loss under U.S. federal income tax laws with respect to Vivendi Universal ADSs received in exchange for their shares of MP3.com common stock and will recognize gain (but not loss) only to the extent of any cash received. However, a U.S. stockholder that receives only cash in the merger will recognize gain (or loss) to the extent that the cash received exceeds (or is less than) its tax basis in the surrendered shares of MP3.com common stock. Cash received for fractional Vivendi Universal ADSs is treated separately as though the stockholder had first received the fractional Vivendi Universal ADS and then exchanged the deemed-received fractional Vivendi Universal ADS for cash.

ACCOUNTING TREATMENT (PAGE 47)

     Vivendi Universal prepares its financial statements using French generally accepted accounting principles, or GAAP. In accordance with the rules and regulations of the Securities and Exchange Commission, Vivendi Universal intends to account for the merger using the "purchase" method of accounting for business combinations under French GAAP. When it reconciles its financial statements to U.S. GAAP, it also will account for the arrangement using the "purchase" method of accounting for business combinations. This means that Vivendi Universal will record the excess of the purchase price of MP3.com over the fair value of MP3.com's identifiable assets, including intangible assets and liabilities, as "goodwill".

EXPENSES (PAGE 59)

     Each of Vivendi Universal and MP3.com will bear all expenses it incurs in connection with the merger, except that Vivendi Universal and MP3.com will share equally the expenses of filing with the SEC the registration statement of which this proxy statement/prospectus is a part and the printing and mailing of this proxy statement/prospectus.

COMPARISON OF SHAREHOLDER RIGHTS (PAGE 80)

     As a result of the merger, your shares of MP3.com common stock may be converted into the right to receive Vivendi Universal ordinary shares, in the form of Vivendi Universal ADSs. Because MP3.com is a corporation organized under the laws of Delaware and Vivendi Universal is a societe anonyme organized under the laws of The Republic of France, there are differences between the rights of MP3.com stockholders and the rights of holders of Vivendi Universal ADSs and ordinary shares. For a discussion of these differences, see "Comparison of Shareholder Rights" and "Description of Vivendi Universal Ordinary Shares".

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS (PAGE 25)

     Vivendi Universal is a French societe anonyme. Many of Vivendi Universal's directors and executive officers, including the persons who signed the registration statement on Form F-4, of which this document is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of Vivendi Universal's assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

OPINION OF MP3.COM'S FINANCIAL ADVISOR (PAGE 34)

     MP3.com's financial advisor, Credit Suisse First Boston Corporation, has delivered a written opinion to the MP3.com board of directors as to the fairness, from a financial point of view, of the consideration provided for in the merger. A copy of the full text of Credit Suisse First Boston's written opinion, dated May 20, 2001, is attached to this document as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. CREDIT SUISSE FIRST BOSTON'S OPINION IS ADDRESSED TO THE MP3.COM BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO ANY MATTER RELATING TO THE MERGER.

COMPARATIVE STOCK PRICES AND DIVIDENDS (PAGE 66)

     The table below presents the New York Stock Exchange closing market price for Vivendi Universal ADSs, as reported on the New York Stock Exchange Composite Transaction Tape under the symbol "V", and the last reported sale price of the MP3.com common stock, as reported on the Nasdaq National Market under the symbol "MPPP". These prices are presented on two dates:

     - May 18, 2001, the last trading day before the public announcement of the signing of the merger agreement; and

     - July 5, 2001, the latest practicable date before the printing of this document.

     The exchange ratio, meaning the number of Vivendi Universal ADSs you will receive for each share of MP3.com common stock, will be the quotient of $5.00 divided by the average per share closing price of Vivendi Universal ADSs for the five trading days ending the trading day before the special meeting. Based on the $5.00 per share merger consideration (in cash or Vivendi Universal ADSs), the merger consideration represents a premium of approximately 66% over the closing price per share of MP3.com common stock on May 18, 2001.

                                                                             MP3.COM       EQUIVALENT
                                                  VIVENDI UNIVERSAL ADS    COMMON STOCK    PER SHARE
                                                       SHARE PRICE         SHARE PRICE      DATA(1)
                                                  ---------------------    ------------    ----------
May 18, 2001                                             $68.15               $3.01          $5.00
July 5, 2001                                             $57.11               $4.86          $5.00

---------------

(1) Assuming, for purposes of calculating the exchange ratio, that the average per share closing price of Vivendi Universal ADSs for the five trading days ending the trading day before the special meeting equals the share price of Vivendi Universal ADSs set forth in the column headed "Vivendi Universal ADS Share Price".

MARKET PRICES

     The following table sets forth, for the periods indicated, the high and low per share sales prices of Vivendi Universal ordinary shares, Vivendi Universal ADSs and MP3.com common stock on the Paris Bourse, the New York Stock Exchange and the Nasdaq National Market, respectively. For periods before December 8, 2000, the columns headed "Vivendi Universal" set forth information for Vivendi, S.A. ordinary shares and Vivendi, S.A. ADSs, and for periods before September 2000, the high and low bids for Vivendi, S.A. ADSs are on the over-the-counter market. Prior to December 8, 2000, each Vivendi, S.A. ADS represented one-fifth of a Vivendi, S.A. ordinary share, but to facilitate comparison, price information is shown as if each Vivendi, S.A. ADS represented one Vivendi, S.A. ordinary share. Prices are rounded to the nearest cent.

                                    VIVENDI UNIVERSAL    VIVENDI UNIVERSAL     MP3.COM COMMON
                                     ORDINARY SHARES           ADSS                 STOCK
                                    -----------------    -----------------    -----------------
                                     HIGH       LOW       HIGH       LOW       HIGH       LOW
                                    -------    ------    -------    ------    -------    ------
1999
  First Quarter*..................   E87.13    E72.33    $101.65    $76.05         NA        NA
  Second Quarter*.................    81.10     69.60      88.35     71.90         NA        NA
  Third Quarter...................    83.70     65.05      86.25     68.75    $105.00    $23.31
  Fourth Quarter..................    92.95     61.10      94.40     66.25      64.63     25.00
2000
  First Quarter...................  E150.00    E79.10    $142.50    $81.25     $40.13    $15.00
  Second Quarter..................   122.00     85.30     128.75     81.25      22.50      6.50
  Third Quarter...................    97.10     80.30      91.85     70.00      14.38      3.75
  Fourth Quarter..................    89.65     68.60      77.50     50.00      10.75      2.34
2001
  First Quarter...................   E82.00    E61.20     $76.00    $54.30      $6.13     $1.56
  Second Quarter..................    79.70     61.60      69.73     54.85       5.00      1.50
  Third Quarter (through July 5,
     2001)........................    71.50     67.75      61.01     56.80       4.89      4.85

---------------
* Restated for a 3 for 1 stock split which occurred on May 11, 1999.

DIVIDENDS

  Vivendi Universal

     The table below sets forth the total dividends paid per Vivendi, S.A. ordinary share and Vivendi, S.A. ADS in respect of 1996 to 1999 and per Vivendi Universal ordinary share and Vivendi Universal ADS in respect of 2000. The amounts shown exclude the avoir fiscal, a French tax credit described under "Vivendi Universal -- Taxation". Vivendi Universal historically paid annual dividends in respect of its prior fiscal year. The company has rounded dividend amounts to the nearest cent.

                                                       DIVIDEND PER ORDINARY SHARE    DIVIDEND PER ADS
                                                       ---------------------------    ----------------
                                                            E(1)                         $(2)
1996*................................................             0.61                      0.14
1997*................................................             0.76                      0.17
1998*................................................             0.92                      0.17
1999.................................................             1.00                      0.22
2000**...............................................             1.00                      0.89

---------------
  * Restated for a 3 for 1 stock split which occurred on May 11, 1999.

 ** Prior to December 8, 2000, each Vivendi, S.A. ADS represented one-fifth of a
    Vivendi, S.A. ordinary share, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share.

(1) Until 1999 (i.e., until the dividend for the year ended December 31, 1998), Vivendi, S.A. paid dividends in French francs. Amounts in French francs have been translated at the official fixed exchange rate of E1.00 = FF6.55957.

(2) Translated solely for convenience into dollars at the noon buying rates on the respective dividend payments date, or on the following business day if such date was not a business day in the United States. The noon buying rate may differ from the rate that may be used by the depositary to convert euros to dollars for the purpose of making payments to holders of ADRs.

  MP3.com

     MP3.com has not paid cash dividends to its stockholders.

COMPARATIVE PER SHARE INFORMATION

     The following table shows per share data regarding the earnings and book value of Vivendi Universal and MP3.com. The results of operations of The Seagram Company Ltd. are included in Vivendi Universal's operating results beginning December 8, 2000. MP3.com's and Vivendi Universal's fiscal years each end on December 31.

     THE FOLLOWING COMPARATIVE PER SHARE DATA ARE DERIVED FROM THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS OF VIVENDI UNIVERSAL AND MP3.COM. YOU SHOULD READ THE INFORMATION IN THIS SECTION IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES OF VIVENDI UNIVERSAL AND MP3.COM THAT ARE FOUND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

                                                              AS OF OR FOR THE
                                                                 YEAR ENDED
                                                                  DECEMBER
                                                                  31, 2000
                                                              ----------------
VIVENDI UNIVERSAL -- HISTORICAL
Amounts in accordance with French GAAP
  Basic earnings............................................         E3.6
  Diluted earnings..........................................         E3.4
  Book value................................................       E52.43
Amounts in accordance with U.S. GAAP
  Basic earnings............................................        E3.24
  Diluted earnings..........................................        E3.03
  Book value................................................       E59.89

                                                              AS OF OR FOR THE    AS OF OR FOR THE
                                                                 YEAR ENDED         THREE MONTHS
                                                                  DECEMBER          ENDED MARCH
                                                                  31, 2000            31, 2001
                                                              ----------------    ----------------
MP3.COM -- HISTORICAL
  Basic net loss............................................       $(4.18)             $(0.69)
  Diluted net loss..........................................       $(4.18)             $(0.69)
  Book value (per common share outstanding).................       $ 2.53              $ 1.96

CURRENCIES AND EXCHANGE RATES

     Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro ("Euro", "euro" or E), was introduced. The following 12 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at E1.00 = FF6.55957, and Vivendi Universal has translated French francs into euros at that rate. For your convenience, this document contains translations of French franc and euro amounts in U.S. dollars. In this proxy statement/prospectus, unless otherwise indicated, all amounts are expressed in U.S. dollars ("dollars", "U.S. dollars", "$", USD or US$).

     The following table shows the U.S. dollar/euro exchange rate for 1999 through 2001 based on the noon buying rate expressed in dollars per euro and the French franc/U.S. dollar exchange rate for 1996 through 1998 based on the noon buying rate expressed in French francs per dollar. The "noon buying rate" is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. For information regarding the effect of currency fluctuations on Vivendi Universal's results of operations, see "Vivendi Universal -- Operating and Financial Review and Prospects", page 148.

                                                              PERIOD    AVERAGE
YEAR                                                           END       RATE*     HIGH    LOW
----                                                          ------    -------    ----    ----
U.S. DOLLAR/EURO
  June 2001.................................................   0.85      0.89      0.86    0.84
  May 2001..................................................   0.85      0.89      0.89    0.85
  April 2001................................................   0.89      0.90      0.90    0.88
  March 2001................................................   0.88      0.91      0.93    0.88
  February 2001.............................................   0.92      0.92      0.94    0.90
  January 2001..............................................   0.94      0.94      0.96    0.91
  2000......................................................   0.94      0.92      1.03    0.83
  1999......................................................   1.00      1.06      1.17    1.00

FRENCH FRANC/U.S. DOLLAR
  1998......................................................   5.59      5.90      6.21    5.38
  1997......................................................   6.02      5.85      6.35    5.19
  1996......................................................   5.19      5.12      5.29    4.90

---------------
* For yearly figures, the average of the noon buying rates for French francs or euros, as the case may be, on the last business day of each month during the year.

      SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VIVENDI UNIVERSAL

     The selected consolidated financial data for each of the years in the three-year period ended December 31, 2000 have been derived from Vivendi Universal's consolidated financial statements and the related notes, which are included elsewhere in this proxy statement/prospectus. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 1997 have been derived from its consolidated financial statements not included in this proxy statement/prospectus.

     Vivendi Universal's consolidated financial statements have been prepared in accordance with French GAAP, which differs in some significant respects from U.S. GAAP. The principal differences between French GAAP and U.S. GAAP, as they relate to Vivendi Universal, are described in Note 16 to its consolidated financial statements. For a discussion of significant transactions and accounting changes that affect the comparability of its consolidated financial statements and the financial data presented below, refer to "Vivendi
Universal -- Operating and Financial Review and Prospects" and the notes to Vivendi Universal's consolidated financial statements.

     Vivendi Universal's consolidated financial statements and the selected financial data presented below are reported in euros. For periods presented prior to January 1, 1999, its financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate of E1.00 = FF6.55957, applicable since December 31, 1998 (see Note 2 to Vivendi Universal's consolidated financial statements).

                                                           YEARS ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                         2000      1999(1)      1999       1998       1997       1996
                                       ---------   --------   --------   --------   --------   --------
                                                 MILLIONS OF EUROS, EXCEPT PER SHARE AMOUNTS
INCOME STATEMENT
AMOUNTS IN ACCORDANCE WITH FRENCH
  GAAP
  Revenue............................   41,797.6   40,854.5   41,622.5   31,737.1   25,476.6   25,293.4
  Revenue outside France.............   20,625.1   17,243.7   17,829.3   10,313.0    8,504.8    7,793.0
  Operating income...................    2,571.4    1,835.5    2,280.5    1,331.4      595.5      546.4
  Exceptional items, net.............    2,946.8     (845.8)    (837.8)     249.3      878.6      139.8
  Goodwill amortization..............      634.2      606.4      612.0      209.5      374.7      146.8
  Minority interest..................      624.9     (159.4)       5.3      212.2     (115.1)     (56.4)
  Net income.........................    2,299.0    1,434.6    1,431.4    1,120.8      822.0      297.7
  Basic earnings per share...........        3.6        2.7        2.7        2.5        2.1        0.8
  Dividends per share................        1.0        1.0        1.0        0.9        0.8        0.6
  Average shares outstanding
     (millions)......................      633.8      530.5      530.5      456.6      393.6      368.4
  Shares outstanding at year end
     (millions)......................    1,080.8      595.6      595.6      478.4      402.1      367.8
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
  Revenue............................   34,275.8   36,542.9   36,542.9         --         --         --
  Operating income...................    1,178.2     (677.0)    (677.0)        --         --         --
  Net income.........................    1,907.8      246.1      246.1      565.2         --         --
  Basic earnings per share...........       3.24       0.48       0.48       1.29         --         --
  Diluted earnings per share.........       3.03       0.47       0.47       1.25         --         --

                                                           YEARS ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                         2000      1999(1)      1999       1998       1997       1996
                                       ---------   --------   --------   --------   --------   --------
                                                 MILLIONS OF EUROS, EXCEPT PER SHARE AMOUNTS
FINANCIAL POSITION
AMOUNTS IN ACCORDANCE WITH FRENCH
  GAAP

  Shareholders' equity...............   56,675.1   10,776.5   10,892.2    7,840.2    6,846.7    5,134.7
  Minority interest..................    9,787.4    3,754.5    4,052.4    2,423.0    1,742.3      825.9
  Net financial debt(2)..............   25,514.1   22,832.7   22,832.7    6,502.2    4,177.0    6,874.6
  Total assets.......................  150,737.9   84,613.7   82,777.0   48,982.4   39,365.2   36,624.9
  Total long-term assets.............  112,579.3   47,915.4   45,340.9   26,072.6   20,810.4   19,098.4
AMOUNTS IN ACCORDANCE WITH U.S. GAAP

  Shareholders' equity...............   64,729.4   16,954.5   16,954.5   10,265.4         --         --
  Total assets.......................  151,818.0   74,497.0   74,497.0         --         --         --
CASH FLOW DATA
  Net cash provided by operating
     activities......................    2,514.2      771.6    1,409.4    2,897.9    1,601.1    2,502.0
  Net cash used for investing
     activities......................    1,480.5   12,918.3   13,556.2    2,925.9    3,106.4         --
  Net cash (used for) provided by
     financing activities............     (631.3)  13,745.8   13,745.8      222.6    1,664.4         --
  Capital expenditures...............    5,799.8    6,153.7    6,791.5    4,478.2    2,713.3    2,134.4
OTHER DATA
  EBITDA(3)..........................    5,980.9    4,300.6    5,235.0    3,453.0    2,144.2    2,003.8

---------------
(1) Restated to give effect to changes in accounting policies (see Note 2 to Vivendi Universal's consolidated financial statements).

(2) Net financial debt is defined as the sum of long-term debt, subordinated debt, bank overdrafts and other short-term borrowings after deduction of short-term loans, cash, cash equivalents and marketable securities and long-term loans. Long-term loans are included under the caption "Portfolio investments held as fixed assets (others)" in Vivendi Universal's consolidated balance sheet. Long-term loans amounted to E1,502.2 million in 2000, E1,273.6 million in 1999 and E1,960.3 million in 1998.

(3) EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

RECONCILIATION OF EBITDA TO NET INCOME

                                                              YEARS ENDED DECEMBER 31,
                                                    --------------------------------------------
                                                      2000      1999(1)       1999        1998
                                                    --------    --------    --------    --------
                                                                 MILLIONS OF EUROS
EBITDA
  Music...........................................      94.2          --          --          --
  Publishing......................................     493.4       410.7       417.0       355.0
  TV & Film.......................................     526.0        84.8        86.0        13.0
  Telecoms........................................   1,303.3       493.7     1,372.0       674.0
  Internet........................................    (183.7)      (34.3)      (51.0)       (4.0)
                                                    --------    --------    --------    --------
                                                     2,233.2       954.9     1,824.0     1,038.0
  Holding and Corporate...........................    (137.0)      (75.9)      (75.5)      (43.0)
                                                    --------    --------    --------    --------
     Media & Communications.......................   2,096.2       879.0     1,748.5       995.0
  Environmental Services..........................   3,544.3     2,723.6     2,781.0     1,929.0
  Non-core businesses.............................     340.4       698.0       705.5       529.0
                                                    --------    --------    --------    --------
  Total Vivendi Universal.........................   5,980.9     4,300.6     5,235.0     3,453.0
Depreciation and amortization.....................  (3,131.3)   (2,186.3)   (2,678.3)   (1,831.7)
Expenses of replacement and repair of
  installation....................................    (278.2)     (278.8)     (276.2)     (289.9)
                                                    --------    --------    --------    --------
Operating income..................................   2,571.4     1,835.5     2,280.5     1,331.4
Net financial (expense) income....................    (632.9)      (87.1)     (220.1)        9.3
Exceptional items, net............................   2,946.8      (845.8)     (837.8)      249.3
Income taxes and deferred tax.....................  (1,020.9)      946.1       793.2       (90.0)
Goodwill amortization.............................    (634.2)     (606.4)     (612.0)     (209.5)
Equity in net income of affiliates................    (306.3)       32.9        32.9        42.5
Minority interest.................................    (624.9)      159.4        (5.3)     (212.2)
                                                    --------    --------    --------    --------
Net income........................................   2,299.0     1,434.6     1,431.4     1,120.8

---------------
(1) Restated to give effect to changes in accounting policies (see Note 2 to Vivendi Universal's consolidated financial statements).

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MP3.COM

     The following selected consolidated financial data as of December 31, 2000, 1999 and 1998, and for the years ended December 31, 2000 and 1999 and for the period from March 17, 1998 (inception) to December 31, 1998 are derived from the audited consolidated financial statements of MP3.com, which are included elsewhere in this proxy statement/prospectus. The financial data as of March 31, 2001 and 2000, and for the three month periods ended March 31, 2001 and 2000 are derived from unaudited condensed consolidated financial statements, which are included elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial position and results of operations for these periods, in accordance with accounting principles generally accepted in the United States.

     The consolidated results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results that may be reported for any other interim period or for the year ending December 31, 2001. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this proxy statement/prospectus and incorporated by reference herein. Certain prior period amounts have been reclassified to conform to the current period presentation.

     You should carefully review MP3.com's consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus and the information provided in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", included in MP3.com's Annual Report on Form 10-K, as amended, and MP3.com's Quarterly Report on Form 10-Q, incorporated herein by reference.

     All amounts in thousands, except per share amounts.

                                                                       PERIOD FROM
                                                   YEARS ENDED        MARCH 17, 1998   THREE MONTHS ENDED
                                                   DECEMBER 31,       (INCEPTION) TO        MARCH 31,
                                               --------------------    DECEMBER 31,    -------------------
                                                 2000        1999          1998          2001       2000
                                               ---------   --------   --------------   --------   --------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net revenues.................................  $  80,136   $ 21,899      $ 1,162       $ 21,750   $ 17,495
Cost of revenues (excludes amortization of
  deferred compensation of $128, $256, $--,
  $--, and $71, respectively)................     15,760      9,211          215          4,875      3,756
                                               ---------   --------      -------       --------   --------
Gross profit.................................     64,376     12,688          947         16,875     13,739
Operating expenses:
  Sales and marketing (excludes amortization
    of deferred compensation of $1,884,
    $10,952, $380, $321, and $591,
    respectively)............................     71,217     23,998           79         10,491     17,002
  Engineering and product development
    (excludes amortization of deferred
    compensation of $2,379, $3,027, $170,
    $325, and $805, respectively)............     22,447      9,417          395          5,595      5,279
  General and administrative (excludes
    amortization of deferred compensation and
    stock-based compensation of $7,615,
    $8,053, $--, $325, and $2,935,
    respectively)............................     31,503      9,307          142          6,218      7,762
  Charge for litigation and copyright
    matters..................................    170,000         --           --             --         --
  Costs related to acquisition activities....      1,704         --           --             --      1,704

                                                                       PERIOD FROM
                                                   YEARS ENDED        MARCH 17, 1998   THREE MONTHS ENDED
                                                   DECEMBER 31,       (INCEPTION) TO        MARCH 31,
                                               --------------------    DECEMBER 31,    -------------------
                                                 2000        1999          1998          2001       2000
                                               ---------   --------   --------------   --------   --------
  Amortization of deferred compensation and
    other stock based compensation...........     12,006     22,288          550            971      4,402
  Charge related to class action and
    derivative lawsuits......................         --         --           --         41,428         --
                                               ---------   --------      -------       --------   --------
         Total operating expenses............    308,877     65,010        1,166         64,703     36,149
                                               ---------   --------      -------       --------   --------
Loss from operations.........................   (244,501)   (52,322)        (219)       (47,828)   (22,410)
Interest income (expense), net...............     17,412     10,852           (4)         1,700      5,678
Impairment of strategic investments and loss
  on sale of short-term investments available
  for sale...................................    (50,736)        --           --             --         --
                                               ---------   --------      -------       --------   --------
Loss before minority interest and income
  taxes......................................   (277,825)   (41,470)        (223)       (46,128)   (16,732)
(Benefit) provision for income taxes.........         --        (93)         134             --         --
Minority interest in losses of an
  unconsolidated subsidiary..................     (1,668)    (1,105)          --             --     (1,405)
                                               ---------   --------      -------       --------   --------
Net loss.....................................  $(279,493)  $(42,482)     $  (357)      $(46,128)  $(18,137)
                                               =========   ========      =======       ========   ========
Net loss per share(1):
  Basic and diluted..........................  $   (4.18)  $  (0.78)     $ (0.01)      $  (0.69)  $  (0.28)
                                               =========   ========      =======       ========   ========
  Weighted average shares -- basic and
    diluted..................................     66,799     54,194       26,183         66,929     64,628
                                               =========   ========      =======       ========   ========

                                                           DECEMBER 31,                     MARCH 31,
                                               -------------------------------------   -------------------
                                                 2000        1999          1998          2001       2000
                                               ---------   --------   --------------   --------   --------
BALANCE SHEET DATA:
Cash, cash equivalents, short-term
  investments and restricted cash............  $ 128,846   $427,981         $ 39       $ 91,211   $378,493
Working capital..............................     90,611    388,192          133         54,744    335,838
Total assets.................................    238,599    471,882          463        199,366    458,231
Total stockholders' equity...................    173,716    417,550          195        134,355    402,647

---------------
(1) See Note 1 to MP3.com's consolidated financial statements for a description of the computation of the net loss per share and the number of shares used in the per share calculation.

                                  RISK FACTORS

     An investment in Vivendi Universal ordinary shares involves a number of risks, some of which are related to the merger and some of which are inherent in an investment in Vivendi Universal. You should carefully consider the following information about these risks, together with the other information in this proxy statement/prospectus, in considering the proposed merger between Vivendi Universal and MP3.com and your election to receive cash and/or Vivendi Universal ADSs in the proposed merger.

RISKS RELATED TO THE MERGER

     THE INTEGRATION OF MP3.COM INTO VIVENDI UNIVERSAL MAY BE DIFFICULT AND EXPENSIVE TO ACHIEVE AND MAY NOT RESULT IN THE BENEFITS THAT WE CURRENTLY ANTICIPATE.

     The merger will present challenges to Vivendi Universal's management, including the integration of MP3.com's operations and personnel. In addition, it may present special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel.

     Vivendi Universal may not be able to integrate successfully or manage profitably the operations it will acquire in the merger. Following the merger, Vivendi Universal may not achieve the revenue or profitability increases or cost savings currently anticipated to arise from the merger. If Vivendi Universal's management is not able to implement a business plan that effectively integrates MP3.com's operations, the anticipated benefits of the merger may not be realized.

     OFFICERS AND DIRECTORS OF MP3.COM MAY HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM THOSE OF MP3.COM'S STOCKHOLDERS.

     A number of officers and directors of MP3.com who recommend that you vote in favor of the merger agreement have employment or severance agreements or benefit arrangements that provide them with interests in the merger that may be different from yours. The receipt of compensation or other benefits in connection with the merger (including the acceleration of vesting of stock options), or the continuation of indemnification arrangements for current directors following completion of the merger, may influence these persons in making their recommendation that you vote in favor of adoption of the merger agreement. See "The Merger -- Interests of Certain Persons in the Merger".

     YOU MAY NOT RECEIVE THE FORM OF MERGER CONSIDERATION THAT YOU ELECT.

     In connection with the merger, you may not receive all of your merger consideration in the form that you elect. The merger agreement provides that the percentage of shares of MP3.com common stock that will be converted into Vivendi Universal ordinary shares is fixed at 50% and the percentage of shares of MP3.com common stock that will be converted into cash is also fixed at 50%. Therefore, the MP3.com stockholders' elections, including yours, may be adjusted on a pro rata basis so that, in the aggregate, 50% of the MP3.com common stock is converted into the right to receive Vivendi Universal ordinary shares and 50% of the MP3.com common stock is converted into the right to receive cash.

     THE PRICE OF VIVENDI UNIVERSAL ADSS AT THE CLOSING OF THE MERGER MAY VARY FROM THE FIVE-DAY AVERAGE PRICE USED TO DETERMINE THE EXCHANGE RATIO FOR THE MERGER.

     The price of Vivendi Universal ADSs may vary as a result of changes in the business, operations or prospects of Vivendi Universal, general market and economic conditions and other factors. The number of shares of Vivendi Universal ADSs issued in the merger will be calculated based on an exchange ratio equal to $5.00 divided by the average per share closing price of Vivendi Universal ADSs on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately preceding the date of the special meeting. The market value of the Vivendi Universal ADSs on the date on which the merger is completed may be different than the five-day average price of Vivendi Universal ADSs used in determining the exchange ratio. As a result, the market value of the Vivendi Universal ADSs you receive pursuant to the merger may be more or less than the $5.00 value assumed in calculating the exchange ratio.

RISKS RELATED TO AN INVESTMENT IN VIVENDI UNIVERSAL ADSS

     THE PRICES OF VIVENDI UNIVERSAL ADSS MAY BE ADVERSELY AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICES OF MP3.COM'S SHARES.

     Upon completion of the merger, some MP3.com stockholders will become holders of Vivendi Universal ADSs. Vivendi Universal will operate in numerous markets and industries that differ from the markets and industries in which MP3.com has historically operated. In addition, Vivendi Universal will face foreign currency risks that are different from those faced by MP3.com. Vivendi Universal's results of operations and the market prices of its shares may be adversely affected by factors different from those that affect the results of operations of MP3.com prior to the merger.

     VIVENDI UNIVERSAL MAY SUFFER REDUCED PROFITS OR LOSSES AS A RESULT OF INTENSE COMPETITION.

     Most of the industries in which Vivendi Universal operates are highly competitive and require substantial human and capital resources. Many other companies serve each of the markets in which Vivendi Universal competes. From time to time, its competitors may reduce their prices in an effort to expand market share. Competitors also may introduce new technology or services or improve the quality of their service. Vivendi Universal may lose business if it is unable to match the prices, technologies or service quality offered by its competitors.

     In addition, content and integration of content with communications access are increasingly important parts of the communications business and are key elements of Vivendi Universal's strategy. In accordance with that strategy, Vivendi Universal's communications business relies on some important third-party content. There is no assurance that the desired rights to content will be available on commercially reasonable terms, and as the communications business becomes more competitive, the cost of obtaining this third-party content could increase. Any of these competitive effects could have an adverse effect on Vivendi Universal's business and financial performance.

     VIVENDI UNIVERSAL MAY NOT BE ABLE TO RETAIN OR OBTAIN REQUIRED LICENSES, PERMITS, APPROVALS AND CONSENTS.

     Vivendi Universal needs to obtain a variety of permits and approvals from regulatory authorities to conduct and expand its businesses. The process for obtaining these permits and approvals is often lengthy, complex and unpredictable. Moreover, the cost of obtaining permits and approvals may be prohibitive. If Vivendi Universal is unable to obtain the permits and approvals it needs to expand its businesses at a reasonable cost and in a timely manner, in particular, licenses to provide telecommunications services, its ability to achieve its strategic objectives could be impaired. In addition, the regulatory environment in which Vivendi Universal's businesses operate is complex and subject to change, and adverse changes in that environment could also impose costs on, or limit the revenue of, Vivendi Universal.

     DEMAND FOR VIVENDI UNIVERSAL'S INTEGRATED COMMUNICATIONS AND ENVIRONMENTAL MANAGEMENT SERVICES MAY BE LESS THAN VIVENDI UNIVERSAL EXPECTS.

     Vivendi Universal believes that important factors driving its growth in the next several years will be increased demand for (1) integrated communications and content services that are accessible through a variety of communications devices and (2) large-scale, integrated environmental management services. Although Vivendi Universal expects markets for both types of services to develop rapidly, its expectations may not be realized. If either market does not grow or does not grow as quickly as it expects, Vivendi Universal's profitability and the return it earns on many of its investments may suffer.

     THE INTEGRATION OF THE SEAGRAM COMPANY LTD.'S AND CANAL PLUS S.A.'S TRANSFERRED BUSINESSES INTO VIVENDI UNIVERSAL MAY BE DIFFICULT AND EXPENSIVE TO ACHIEVE AND MAY NOT RESULT IN THE BENEFITS CURRENTLY ANTICIPATED.

     Vivendi Universal may not be able to integrate successfully or manage profitably the operations acquired in the merger transactions between Vivendi, The Seagram Company Ltd. and Canal Plus S.A. Vivendi Universal may not achieve the revenue or profitability increases or cost savings currently anticipated to arise from the merger transactions. The merger transactions, while expected to be accretive to earnings in future periods, may fail to be accretive or may become accretive later than expected. To realize the anticipated benefits of the merger transactions, Vivendi Universal's management must implement a business plan that will effectively combine operations that are diverse geographically and in terms of the products and services they offer, as well as in management, compensation and business culture. If Vivendi Universal's management is not able to implement a business plan that effectively integrates its acquired operations, the anticipated benefits of the merger transactions may not be realized.

     VIVENDI UNIVERSAL MAY HAVE DIFFICULTY ENFORCING ITS INTELLECTUAL PROPERTY RIGHTS.

     The decreasing cost of electronic equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. A substantial portion of Vivendi Universal's revenue comes from the sale of audio and audiovisual products potentially subject to unauthorized copying. Similarly, advances in Internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. Intellectual property rights to information that is potentially subject to widespread, uncompensated dissemination on the Internet represents a substantial portion of Vivendi Universal's market value. If Vivendi Universal fails to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in its favor, or if it fails to develop effective means of protecting its intellectual property or entertainment-related products and services, its results of operations and financial position may suffer.

     VIVENDI UNIVERSAL MAY NOT BE ABLE TO MEET ANTICIPATED CAPITAL REQUIREMENTS FOR CERTAIN TRANSACTIONS.

     Vivendi Universal routinely engages in projects that may require it to seek substantial amounts of funds through various forms of financing. Its ability to arrange financing for projects and the cost of capital depend on numerous factors, including general economic and capital market conditions, availability of credit from banks and other financial institutions, investor confidence in Vivendi Universal's businesses, success of current projects, perceived quality of new projects and tax and securities laws that are conducive to raising capital. In addition, Vivendi Universal's future operations are expected to be financed in part by a portion of the proceeds it expects to receive from the sale of the Spirits and Wine business (described below under "Vivendi
Universal -- Information on the Company -- Spirits and Wine"). While Vivendi Universal and certain of its subsidiaries have entered into a contract for the sale of the Spirits and Wine business, that contract is subject to customary closing conditions, including receipt of regulatory approvals. If the conditions for the sale of the Spirits and Wine business are not satisfied, Vivendi Universal may need to pursue alternative transactions and may have to seek alternative forms of financing. Vivendi Universal may forego attractive business opportunities and lose market share if it cannot secure financing on satisfactory terms.

     VIVENDI UNIVERSAL'S CONTENT ASSETS IN TV, MOTION PICTURES AND MUSIC MAY NOT BE COMMERCIALLY SUCCESSFUL.

     Vivendi Universal expects a significant amount of its revenue to come from the production and distribution of content offerings such as feature films, television series and records. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a film, series or record depends on the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Because Vivendi Universal expects the popularity of its content offerings to be a significant factor driving the growth of its communication services, its failure to produce films, series and records with broad consumer appeal could materially harm its business and prospects for growth.

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

     CURRENCY EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY AFFECT VIVENDI UNIVERSAL'S FINANCIAL RESULTS, THE MARKET VALUE OF THE VIVENDI UNIVERSAL ADSS AND THE VALUE OF DIVIDENDS RECEIVED BY HOLDERS OF VIVENDI UNIVERSAL ADSS.

     Vivendi Universal will hold assets and liabilities, earn income and pay expenses of its subsidiaries in a variety of currencies. Because its financial statements will be presented in euros, Vivendi Universal must translate its assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates when it prepares its financial statements. Consequently, increases and decreases in the value of the euro will affect the value of these items in its financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro may result in a decline in the reported value, in euros, of Vivendi Universal's interests held in other currencies. To the extent this has a negative effect on its financial condition as presented in its financial statements, it could cause the price of its shares to decline. In addition, when Vivendi Universal pays dividends to holders of Vivendi Universal ADSs, those dividends will be converted from euros to U.S. dollars. As a result, changes in currency exchange rates could affect the value of dividends that holders of Vivendi Universal ADSs receive.

     VIVENDI UNIVERSAL'S BUSINESS OPERATIONS IN SOME COUNTRIES MAY BE SUBJECT TO ADDITIONAL RISKS.

     Vivendi Universal conducts business in markets around the world. The risks associated with conducting business in some countries outside of Western Europe, the United States and Canada can include slower payment of invoices, nationalization of businesses, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. Vivendi Universal may not be able to insure or hedge against these risks. Furthermore, financing may not be available in countries with less than investment grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing markets.

     VIVENDI UNIVERSAL MAY NOT BE SUCCESSFUL IN DEVELOPING NEW TECHNOLOGIES OR INTRODUCING NEW PRODUCTS AND SERVICES.

     Many of the industries in which Vivendi Universal operates are subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. Pursuit of necessary technological advances may require substantial investments of time and resources and may not succeed in developing marketable technologies. Furthermore, Vivendi Universal may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render Vivendi Universal's existing products obsolete, forcing it to write off investments made in those products and services and to make substantial new investments.

     THE MARKET PRICE OF VIVENDI UNIVERSAL ADSS MAY BE SUBJECT TO THE VOLATILITY GENERALLY ASSOCIATED WITH INTERNET AND TECHNOLOGY COMPANY SHARES.

     The market for shares of Internet and technology companies has, over the past year, experienced extreme price and volume volatility that has often been unrelated or disproportionate to the operating performance of those companies. Because the value of Vivendi Universal will be based in part on its Internet and other high-technology operations, the price of its shares may be subject to similar volatility.

     PROVISIONS IN MANY OF THE ENVIRONMENTAL CONTRACTS OF VIVENDI UNIVERSAL'S SUBSIDIARY, VIVENDI ENVIRONNEMENT, MAY CREATE SIGNIFICANT RESTRICTIONS OR OBLIGATIONS ON ITS BUSINESS OR ALLOW ITS CUSTOMERS TO MODIFY OR TERMINATE THOSE CONTRACTS.

     Contracts with governmental authorities make up a significant percentage of the revenue of Vivendi Universal's 63% effectively owned subsidiary, Vivendi Environnement. Vivendi Environnement is subject to various statutes and regulations that apply to companies contracting with the government that differ from laws governing private contracts. In civil law countries such as France, for instance, government contracts often allow the applicable governmental authority to modify or terminate the contract unilaterally in certain circumstances. Although Vivendi Environnement is generally entitled to full indemnification in the event of a unilateral modification or termination of a contract by a governmental authority, such modifications or terminations could reduce its revenue and profits if full indemnification is not available.

     VIVENDI UNIVERSAL MAY INCUR ENVIRONMENTAL LIABILITY IN CONNECTION WITH PAST, PRESENT AND FUTURE OPERATIONS.

     Each of Vivendi Universal's businesses, primarily in the case of Vivendi Environnement, is subject to extensive and increasingly stringent environmental laws and regulations. In some circumstances, Vivendi Universal could be required to pay fines or damages under these environmental laws and regulations even if it exercises due care in conducting its operations, it complies with all applicable laws and regulations, and the quantity of pollutant is very small.

     In addition, courts or regulatory authorities may require Vivendi Universal or Vivendi Environnement to undertake investigatory and/or remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. Vivendi Universal or Vivendi Environnement could also become subject to claims for personal injury or property damage. Being required to take these actions, or to pay environmental damages, could substantially impair Vivendi Universal's or Vivendi Environnement's business or affect their ability to obtain new business.

     THE ABILITY OF HOLDERS OF VIVENDI UNIVERSAL ADSS TO INFLUENCE THE GOVERNANCE OF VIVENDI UNIVERSAL MAY BE LIMITED.

     Holders of Vivendi Universal's ADSs may not have the same ability to influence corporate governance with respect to the company as shareholders in some U.S. companies would. For example, the depositary may not receive voting materials in time to ensure that holders of Vivendi Universal's ADSs can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of Vivendi Universal's ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the depositary agreement.

     JUDGMENTS OF U.S. COURTS MAY NOT BE ENFORCEABLE AGAINST VIVENDI UNIVERSAL.

     Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts. As a result, shareholders who obtain a judgment against Vivendi Universal in the United States may not be able to require it to pay the amount of the judgment. See "Enforceability of Civil Liabilities Against Foreign Persons" on page 25.

     SOME PROVISIONS OF VIVENDI UNIVERSAL'S STATUTS COULD HAVE ANTI-TAKEOVER EFFECTS.

     Vivendi Universal's statuts (its organizational documents) contain provisions that are intended to impede the accumulation of its shares by third parties seeking to gain a measure of control of Vivendi Universal. For example, in the case where a quorum of less than 60% is present at a shareholders' meeting, the statuts adjust the rights of each shareholder that owns in excess of 2% of Vivendi Universal's voting power through the application of a formula pursuant to which the voting power of each such shareholder will be equal to that which it would possess if 100% of Vivendi Universal's shareholders were present or represented at the shareholders' meeting at which the vote takes place. In addition, the statuts provide that any person or group that fails to notify Vivendi Universal within 15 days of acquiring or disposing of at least 0.5% or any multiple of 0.5% of its shares may be deprived of voting rights for those shares in excess of the unreported fraction. For descriptions of other provisions of French law and Vivendi Universal's statuts that may have anti-takeover effects, see "Description of Vivendi Universal Ordinary
Shares -- Anti-Takeover Effects" on page 70 and "Comparison of Shareholder Rights -- Anti-Takeover Provisions" on page 87.

     PRE-EMPTIVE RIGHTS MAY NOT BE AVAILABLE FOR U.S. PERSONS.

     Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of Vivendi Universal shares may not be able to exercise pre-emptive rights for its shares unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. Vivendi Universal may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of its shares will be unable to exercise their pre-emptive rights.

     VIVENDI UNIVERSAL IS EXEMPT FROM CERTAIN REQUIREMENTS UNDER THE EXCHANGE
ACT.

     As a "foreign private issuer", for the purposes of the U.S. federal securities laws, Vivendi Universal is exempt from rules under the U.S. Securities Exchange Act of 1934, as amended, that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. In addition, Vivendi Universal's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchase and sale of Vivendi Universal shares. Moreover, Vivendi Universal will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor will it be required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning Vivendi Universal publicly available than there is for those U.S. companies.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This proxy statement/ prospectus contains "forward-looking statements". These statements may include statements regarding the period following completion of the merger.

     Words such as "anticipate", "estimate", "expects", "projects", "intends", "plans", "believes", "will" and words and terms of similar substance used in connection with any discussion of future operating or financial performance of Vivendi Universal or MP3.com or the merger, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The risks related to the businesses of Vivendi Universal and MP3.com and the risks relating to the merger discussed under "Risk Factors", among others, could cause actual results to differ materially from those described in, or otherwise projected or implied by, the forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Vivendi Universal and MP3.com are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

     All subsequent forward-looking statements attributable to Vivendi Universal or MP3.com, or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

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

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     Vivendi Universal is a corporation organized under the laws of France. Some of Vivendi Universal's directors and officers are citizens or residents of countries other than the United States. Substantial portions of Vivendi Universal's assets are located outside the United States. Accordingly, it may be difficult for investors:

     - to obtain jurisdiction over Vivendi Universal or its directors or officers in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

     - to enforce against Vivendi Universal or its directors or officers judgments obtained in such actions;

     - to obtain judgments against Vivendi Universal or its directors or officers in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

     - to enforce against Vivendi Universal or its directors or officers in non-U.S. courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

     Actions brought in France for enforcement of judgments of U.S. courts rendered against French persons, including directors and officers of Vivendi Universal, would require those persons to waive their right to be sued in France under Article 15 of the French Civil Code. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions.

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

                              THE SPECIAL MEETING

GENERAL

     This proxy statement/prospectus is being furnished to you as part of the solicitation of proxies by the MP3.com board of directors for use at the special
meeting to be held on [          ], 2001. The purpose of the special meeting is
for you to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of May 20, 2001, by and among MP3.com, Vivendi Universal, and Metronome Acquisition Sub, a wholly owned subsidiary of Vivendi Universal, as amended by the Modification Agreement, dated as of June 13, 2001, by and among such parties. A copy of the merger agreement (including the modification agreement) is attached to this proxy statement/prospectus as Annex A.

DATE, TIME AND PLACE

     The special meeting will be held on [          ], 2001, at [  ] a.m., local
time, at MP3.com's corporate headquarters located at 4790 Eastgate Mall, San Diego, California 92121-1970.

PURPOSE OF SPECIAL MEETING

     At the special meeting, MP3.com will ask you to vote upon a proposal to adopt the merger agreement and to transact any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting. The MP3.com board of directors has unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to and in the best interests of, MP3.com and its stockholders. The MP3.com board of directors unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement at the special meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     The MP3.com board of directors has fixed the close of business on
[          ], 2001 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting. Only holders of record of MP3.com common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. As of the record
date, [       ] shares of MP3.com common stock were issued and outstanding and
held by approximately [          ] holders of record. Each holder of record of
MP3.com common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting.

     A quorum will be present at the special meeting if a majority of the shares of MP3.com common stock issued and outstanding and entitled to vote at the special meeting are represented in person or by a properly executed proxy. If a quorum is not present at the special meeting, we expect that the special meeting will be adjourned or postponed to solicit additional proxies.

PROXIES; REVOCATION; SOLICITATION

     If you vote your shares of MP3.com common stock by signing a proxy, your shares, unless your proxy is revoked, will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your shares of MP3.com common stock will be voted "FOR" adoption of the merger agreement. If you grant a proxy online or by telephone, your shares will be voted at the special meeting as you instruct. If your shares are held in street name, you should follow the directions provided by your broker or bank regarding how to instruct your broker or bank to vote your shares. If an executed proxy card is returned by a broker or bank holding shares which indicates that the broker or bank does not have discretionary authority to vote on the adoption of the merger agreement, known as a broker non-vote, the shares will be considered present at the special meeting for determining the presence of a quorum, but will not be considered to have been voted in favor of adoption of the merger agreement. The inspector of election appointed for the special meeting will tabulate all votes and will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions and broker non-votes will have the same effect as votes "AGAINST" adoption of the merger agreement.

     You may revoke your proxy at any time before the vote at the special meeting by submitting a written revocation to the Secretary of MP3.com at 4790 Eastgate Mall, San Diego, CA 92121-1970, or by submitting a new proxy to such address, in either case, dated after the date of the proxy that is being revoked. In addition, a proxy may also be revoked by voting in person at the special meeting. Simply attending the special meeting without voting will not revoke your proxy.

     The MP3.com board of directors is not currently aware of any other business to be brought before the special meeting. If, however, other matters are properly brought before the special meeting or there is a proposal for an adjournment or postponement of the special meeting, the individuals appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment.

     The solicitation of proxies will occur primarily by mail but may include telephone or oral communications by regular employees of MP3.com, acting without special compensation. MP3.com also will request that persons and entities holding shares that are registered in their own names or in the names of their nominees but that are beneficially owned by others send proxy materials to, and obtain proxies from, those beneficial owners. All expenses involved in the solicitation of proxies will be paid by MP3.com and will include reimbursement of brokerage firms and others for expenses in forwarding proxy solicitation material to the beneficial owners of shares of MP3.com common stock.

     YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARD.

INTERNET OR TELEPHONIC PROXIES

  For shares registered in your name:

     Delaware, the state in which MP3.com is incorporated, permits electronic submission of proxies online or by telephone, instead of submitting proxies by mail on the enclosed proxy card, if your shares are held of record in your name.
You may grant a proxy telephonically by calling, toll free, [           ] on a
touch-tone telephone. You may also grant a proxy online by going to
[                      ].

  For shares registered in the name of a broker or bank:

     A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers telephone and online proxy options. If your shares are held in an account with a broker or bank participating in the ADP Investor Communication Services program, you may grant a proxy telephonically by calling the telephone number shown on the voting form received from your broker or bank and as indicated on the proxy card, or online at ADP Investor Communication Services' voting web site at
[                      ].

  General information for all shares voted online or by telephone:

     Proxies submitted online or by telephone must be received by [          ],
Pacific Time, on [            ], 2001. Submitting your proxy online or by
telephone will not affect your right to vote in person should you decide to attend the special meeting.

     THE TELEPHONE AND ONLINE PROCEDURES ARE DESIGNED TO AUTHENTICATE STOCKHOLDERS' IDENTITIES, TO ALLOW STOCKHOLDERS TO GRANT A PROXY AND TO CONFIRM THAT STOCKHOLDERS' INSTRUCTIONS HAVE BEEN RECORDED PROPERLY. STOCKHOLDERS GRANTING A PROXY ONLINE SHOULD UNDERSTAND THAT THERE MAY BE COSTS ASSOCIATED WITH ELECTRONIC ACCESS, SUCH AS INDIRECT USAGE CHARGES FROM INTERNET ACCESS PROVIDERS AND TELEPHONE COMPANIES, THAT MUST BE BORNE BY THE STOCKHOLDER.

REQUIRED VOTE

     The affirmative vote of the holders of a majority of outstanding shares of MP3.com common stock entitled to vote at the special meeting is necessary for the adoption of the merger agreement.

     As of July 2, 2001, the directors and executive officers of MP3.com beneficially owned, in the aggregate, 37,079,960 shares of MP3.com common stock, or approximately 53% of the shares of MP3.com common stock outstanding on that date. Michael Robertson and Robin Richards, along with Sequoia Capital, have each entered into a stockholder agreement with Vivendi Universal, described under "The Stockholder Agreement", obligating themselves to vote "FOR" adoption of the merger agreement. These stockholders together beneficially own and have voting control of more than 50% of the shares of MP3.com common stock
outstanding as of [            ], 2001. So long as these stockholders vote to
adopt the merger agreement, as required by the stockholder agreement, adoption of the merger agreement by the MP3.com stockholders at the special meeting is assured.

ADJOURNMENTS OR POSTPONEMENTS

     Although it is not expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. The special meeting may be adjourned either by the chairman of the meeting or by the vote of a majority of the shares casting votes. Any signed proxies received by MP3.com will be voted in favor of an adjournment or postponement in these circumstances unless the shares represented by the proxy are to be voted against the proposal to adopt the merger agreement. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow MP3.com stockholders who have already sent in their proxies to revoke them at any time before they are used.

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

                                   THE MERGER

     The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement is qualified in its entirety by reference to the merger agreement (including the modification agreement), a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference in this proxy statement/prospectus.

BACKGROUND OF THE MERGER

     Philippe Germond, Chairman & Chief Executive Officer of Vivendi Universal's Telecoms and Internet business divisions, routinely meets with executives of other music, Internet and media companies to discuss developments in the industry.

     During the fall of 2000 through February 2001, representatives of Vivendi Universal, including Mr. Germond and representatives of MP3.com, including Michael Robertson, Chairman and Chief Executive Officer of MP3.com, and Robin Richards, President and a director of MP3.com, discussed from time to time ways in which the companies could cooperate, including by means of a potential business combination.

     On January 25, 2001, at a meeting of the MP3.com board of directors, the board first considered the possibility of a business combination transaction for MP3.com. Mr. Richards led the board in discussions regarding potential acquisition partners of MP3.com and various strategic approaches to a business combination for the board to consider. The board discussed the potential benefits of a variety of strategic alternatives and weighed those potential benefits against the risk of any resulting disruptions to MP3.com's business.

     In late January 2001, representatives of Credit Suisse First Boston, MP3.com's financial advisor, met with MP3.com to discuss strategic alternatives for MP3.com.

     In late February and early March 2001, Mr. Richards and Paul Ouyang, Chief Financial Officer of MP3.com, held telephonic meetings with representatives of Credit Suisse First Boston to discuss potential merger partners of MP3.com and various potential strategic approaches that MP3.com might consider.

     On February 27, 2001, Mr. Richards and Mr. Germond met in New York to discuss a potential business combination between MP3.com and Vivendi Universal.

     On March 1, 2001, Mr. Richards and Mr. Ouyang held a telephonic meeting with representatives of Credit Suisse First Boston to discuss Mr. Richards' meeting with Mr. Germond in New York and the possibility of a transaction with Vivendi Universal.

     On March 9, 2001, MP3.com and its legal counsel, Latham & Watkins, received a legal due diligence request from Cravath, Swaine & Moore, Vivendi Universal's legal counsel.

     On March 12, 2001, Mr. Richards, Mr. Ouyang and other members of MP3.com's management team met with representatives of Credit Suisse First Boston at MP3.com's offices in Los Angeles, California to discuss a potential business combination between MP3.com and Vivendi Universal.

     On March 14, 2001, MP3.com and Vivendi Universal executed a confidentiality agreement in anticipation of Vivendi Universal's due diligence review of MP3.com.

     During the period from March 12, 2001 to March 21, 2001, the management of MP3.com and representatives of Credit Suisse First Boston continued their discussions regarding a potential business combination between MP3.com and Vivendi Universal. During this time, Credit Suisse First Boston, at the direction of MP3.com's board, engaged in discussions with Goldman Sachs, Vivendi Universal's financial advisor, regarding preliminary terms of a potential transaction.

     On March 21, 2001, representatives of Vivendi Universal, Goldman Sachs and Credit Suisse First Boston attended a meeting at Goldman Sachs' offices in Los Angeles, California, at which Mr. Richards, Mr. Ouyang, Steve Sheiner, Executive Vice President, Sales and Marketing of MP3.com, and other members of MP3.com's management team made a presentation on MP3.com's business, operations and financial condition.

     Beginning March 23, 2001, representatives of Vivendi Universal conducted technical due diligence at MP3.com's headquarters in San Diego, California.

     On March 29, 2001, MP3.com's board held a telephonic meeting during which Mr. Richards reported to the board on the status of discussions with Vivendi Universal as a potential merger partner for MP3.com. The board then engaged in a full discussion regarding a potential business combination between MP3.com and Vivendi Universal.

     On April 3, 2001, Mr. Richards, Mr. Ouyang and representatives of Credit Suisse First Boston met with Mr. Germond, Gerard Ries, Vice President, Development, Telecom and Internet of Vivendi Universal, other representatives of Vivendi Universal, and representatives of Goldman Sachs in New York to discuss the potential benefits of a business combination. Vivendi Universal and MP3.com did not reach an agreement on terms at such meeting and discussions were suspended. During the following week, Mr. Richards and Mr. Germond reinitiated discussions regarding the proposed transaction.

     During the first two weeks of April 2001, at the direction of the MP3.com board and the Vivendi Universal board, respectively, Credit Suisse First Boston and Goldman Sachs engaged in numerous discussions relating to the terms of the potential transaction, including the form and amount of consideration to be received by MP3.com's stockholders.

     From April 17, 2001 to April 18, 2001, Mr. Richards, Mr. Sheiner and representatives of Credit Suisse First Boston attended meetings with Mr. Germond and Mr. Ries in Paris to discuss the proposed terms of a business combination between MP3.com and Vivendi Universal.

     On April 19, 2001, Vivendi Universal sent MP3.com a preliminary term sheet setting forth Vivendi Universal's intent regarding an acquisition of MP3.com by Vivendi Universal. MP3.com management reviewed and discussed the preliminary term sheet with MP3.com's legal and financial advisors. On April 20, 2001, MP3.com sent a revised term sheet to Vivendi Universal. The parties continued to engage in discussions regarding the proposed terms of the transaction, including the proposed form and amount of consideration and Vivendi Universal's requirements that some of MP3.com's stockholders enter into a stockholder agreement and some of MP3.com's officers enter into employment agreements with Vivendi Universal, in each case at the time of signing the merger agreement.

     On April 20, 2001, at a meeting of the MP3.com board, representatives of Credit Suisse First Boston discussed with the board the proposed terms of a business combination between MP3.com and Vivendi Universal, including a proposed price of $5.00 per share of MP3.com common stock. Latham & Watkins reviewed and commented on the duties of the board of directors with respect to a potential transaction. Latham & Watkins then recommended that a committee of directors who were not being asked to sign a stockholder agreement be formed to evaluate the transaction with the assistance of separate legal counsel. The board appointed a special committee to evaluate the proposed transaction, consisting of Thomas A. Heymann, Lawrence F. Probst III and Justice Howard B. Wiener.

     At the end of April 2001, Vivendi Universal and its legal and financial advisors and MP3.com and its legal and financial advisors met at the offices of Latham & Watkins in San Diego, California to conduct business and legal due diligence of MP3.com.

     Following this due diligence, on April 27, 2001, Vivendi Universal's legal advisors delivered preliminary drafts of a merger agreement and stockholder agreement to MP3.com and its legal advisors.

     On April 30, 2001, Mr. Richards met with John Borgia, Senior Executive Vice President, Human Resources of Vivendi Universal, to discuss employment issues related to the proposed transaction.

     In early May 2001, the special committee of the MP3.com board engaged Richards, Layton & Finger as its legal counsel to assist it in evaluating the proposed transaction, and on May 3, 2001, the special committee held its initial meeting. Richards, Layton & Finger and Latham & Watkins made a presentation to the special committee regarding the status of the proposed transaction and the important negotiating aspects of the transaction. The special committee discussed MP3.com's alternatives to the proposed transaction, including its future as an independent entity. The special committee also discussed the nature and extent of the stockholder agreement required by Vivendi Universal in connection with the proposed transaction. At the conclusion of its initial meeting, the special committee concurred that MP3.com management should continue its negotiations with Vivendi Universal.

     Also on May 3, 2001, Mr. Richards and representatives of Credit Suisse First Boston met with Mr. Germond, Mr. Ries, Mr. Borgia and representatives of Vivendi Universal's legal and financial advisors in New York to discuss economic terms of the proposed merger agreement, stockholder agreement and various employment agreements.

     During the period from April 28, 2001 to May 20, 2001, MP3.com and its legal and financial advisors and Vivendi Universal and its legal and financial advisors held several telephone meetings to discuss due diligence matters. Initial drafts of the two-year employment agreements, the form of one-year employment agreements and the term sheets for the retention and non-compete agreements were distributed on May 7, 2001, May 9, 2001 and May 18, 2001, respectively. Negotiations concerning the merger agreement, the stockholder agreement and the various employment agreements continued through May 20, 2001.

     On May 7, 2001, the special committee of the MP3.com board met with Richards, Layton & Finger, Latham & Watkins and Credit Suisse First Boston to discuss the status of the proposed transaction. Representatives of Credit Suisse First Boston reviewed with the special committee MP3.com's business and the potential strategic alternatives available to MP3.com.

     On May 9, 2001, the special committee of the MP3.com board met with Richards, Layton & Finger and Latham & Watkins. Latham & Watkins updated the special committee regarding the status of the proposed transaction, including open issues in the merger agreement and open issues relating to employee matters. The special committee also discussed the terms of the proposed stockholder agreement. The special committee concluded that MP3.com management should proceed with negotiation of the terms of the definitive transaction documents pending resolution of the open issues.

     On May 9, 2001, Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal, and Mr. Robertson met regarding the proposed transaction.

     On May 15, 2001, at a meeting of the MP3.com board, the board discussed the proposed merger of MP3.com with Vivendi Universal. Mr. Richards provided the board with a status update of the proposed transaction. Also at the meeting, representatives of Credit Suisse First Boston reviewed with the board its financial analysis of the merger consideration. Latham & Watkins summarized the principal remaining open issues in the transaction agreements and issues relating to the board's duties with respect to the proposed transaction.

     On May 18, 2001, Mr. Richards met with Edgar Bronfman, Jr., Vice Chairman of Vivendi Universal, in New York to discuss and negotiate the remaining open issues in the transaction agreements.

     Also on May 18, 2001, the special committee of the MP3.com board met with Richards, Layton & Finger, Latham & Watkins and Credit Suisse First Boston to review the proposed terms and conditions of the transaction documents. Representatives of Credit Suisse First Boston reviewed with the special committee the status of the continuing negotiations with Vivendi Universal.

     On May 19, 2001, the special committee of the MP3.com board met telephonically with representatives of Richards, Layton & Finger, Latham & Watkins and Credit Suisse First Boston. The special committee reviewed drafts of the merger agreement and stockholder agreement in substantially final forms and Latham & Watkins summarized the changes that had been negotiated since the previous meeting of the special committee. Credit Suisse First Boston updated its financial analysis and informed the special committee that it was prepared to provide to the board an opinion as to the fairness, from a financial point of view, of the merger consideration. Representatives of Credit Suisse First Boston also responded to questions raised by members of the special committee. Following the presentation, the special committee engaged in a full discussion of the terms of the proposed merger. The special committee concluded that the merger agreement was fair to MP3.com's stockholders and that the proposed acquisition was in the best interests of MP3.com and its stockholders. Accordingly, the special committee voted to recommend that the board approve the merger agreement and related agreements.

     Immediately following the special committee meeting on May 19, 2001, the MP3.com board held a special telephonic meeting with MP3.com's legal and financial advisors to discuss the status of final negotiations with Vivendi Universal. Latham & Watkins summarized the terms of the merger agreement and related agreements and responded to questions from members of the MP3.com board about the terms of those agreements. In addition, Credit Suisse First Boston updated its financial analysis and rendered to the board an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 20, 2001, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of MP3.com common stock. Representatives of Credit Suisse First Boston also responded to questions raised by members of the MP3.com board regarding its analysis and opinion. Following the presentation, the MP3.com board engaged in a full discussion of the terms of the proposed merger and the financial analysis and opinion of Credit Suisse First Boston. The special committee delivered its recommendation to the board that the board approve the merger, the merger agreement and the stockholder agreement. The MP3.com board concluded that the merger agreement was fair to MP3.com's stockholders and that the proposed merger was advisable and in the best interests of MP3.com and its stockholders. Accordingly, the MP3.com board unanimously approved the merger, the merger agreement and the stockholder agreement and authorized management to proceed with the execution of the merger documents.

     On May 20, 2001, Vivendi Universal, Metronome Acquisition Sub and MP3.com executed the definitive merger agreement, and the required stockholders and employees of MP3.com executed the stockholder agreement and employment agreements, as applicable, with Vivendi Universal.

     Also on May 20, 2001, Vivendi Universal and MP3.com issued a joint press release announcing the execution of the merger agreement and related documents.

REASONS FOR THE MERGER

     The MP3.com board has unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to, and in the best interests of, MP3.com and its stockholders. The MP3.com board of directors unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement at the special meeting.

     The MP3.com board consulted with MP3.com's management, as well as its legal counsel, independent accountants and financial advisors in reaching its decision to approve the merger agreement and the merger. Among the factors considered by MP3.com's board in its deliberations were the following:

     - MP3.com's stockholders will have the opportunity to benefit from the potential appreciation in the value of Vivendi Universal ordinary shares;

     - MP3.com's management's view of the financial condition, results of operations, assets, liabilities, businesses and prospects of Vivendi Universal and MP3.com after giving effect to the merger;

     - the effect of the merger on MP3.com's ability to broaden its customer base, facilitate expansion and make possible economies of scale which would enhance the ability of MP3.com to penetrate its market;

     - current industry, economic and market conditions, including the potential for further consolidation within MP3.com's industry and the fact that stockholder value may be maximized by selling MP3.com to a larger, better capitalized company;

     - historical market prices and trading information with respect to Vivendi Universal shares and MP3.com common stock;

     - the merger consideration represented an approximate 66% premium over the closing price per share of MP3.com's common stock on May 18, 2001, the last trading day before the public announcement of the signing of the merger agreement;

     - MP3.com's pending litigation and the effect of the merger on the ability of MP3.com to resolve pending litigation matters while continuing to focus on the growth of its business;

     - the likelihood of an alternative transaction and MP3.com's prospects if it were to continue as an independent company;

     - the terms and conditions of the merger agreement, including the closing conditions, the stockholder agreement and the expected tax-free treatment to MP3.com's stockholders to the extent they receive Vivendi Universal ordinary shares;

     - the financial presentation, including the opinion of Credit Suisse First Boston as to the fairness from a financial point of view of the merger consideration to be received by the holders of MP3.com common stock, as described more fully below under the caption "Opinion of MP3.com's Financial Advisor"; and

     - the ability of the MP3.com board to enter into discussions with another party in response to an unsolicited superior offer to the merger if the MP3.com board believes in good faith, after consultation with its legal counsel, that such action is required in order to comply with its fiduciary obligations.

     MP3.com's board also identified and considered some potentially negative factors in its deliberations concerning the merger, including:

     - the loss of control over future operations of MP3.com after the merger;

     - the impact of the loss of MP3.com's status as an independent company on MP3.com's stockholders, employees and customers;

     - the risk that the potential benefits sought in the merger might not be fully realized;

     - the possibility that the merger might not be completed and the potential adverse effects of the public announcement of the merger on:

        -- MP3.com's ability to attract and retain key employees;

        -- the progress of some of MP3.com's strategic initiatives; and

        -- MP3.com's overall competitive position;

     - the risk that, despite the efforts of Vivendi Universal and MP3.com, key technical, sales and management personnel might not remain employees of Vivendi Universal following the completion of the merger;

     - the restrictions on MP3.com imposed by the merger agreement and the potential business opportunities that might be foregone due to these restrictions or the pendency of the merger generally;

     - the fact that some officers and directors of MP3.com have interests in the merger that may conflict with the interests of MP3.com stockholders; and

     - the transaction costs expected to be incurred in connection with the merger and the other risks described under the heading "Risk
       Factors -- Risks Related to the Merger" beginning on page 19.

     In light of the factors described above, the MP3.com board determined that the value and benefits available to MP3.com stockholders from the merger exceeded the potential value and benefits they might realize from MP3.com continuing as an independent company.

     The foregoing discussion of the information and factors considered by the MP3.com board is not intended to be exhaustive but is believed to include all material factors considered by MP3.com's board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the MP3.com board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the MP3.com board did not attach any relative or specific weights to the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including discussions with MP3.com's management and legal and financial advisors. In considering the factors described above, individual members of the MP3.com board may have given different weight to different factors. The MP3.com board considered all these factors as a whole and believed the factors supported its determination to approve the merger agreement and the merger and recommend to the stockholders of MP3.com that they approve the merger agreement and the merger.

RECOMMENDATION OF THE MP3.COM BOARD OF DIRECTORS

     At the special meeting, the holders of MP3.com common stock will be asked to vote upon a proposal to adopt the merger agreement and to transact any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting. The MP3.com board of directors has unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to and in the best interests of, MP3.com and its stockholders. The MP3.com board of directors unanimously recommends that the MP3.com stockholders vote "FOR" the proposal to adopt the merger agreement at the special meeting.

OPINION OF MP3.COM'S FINANCIAL ADVISOR

     Credit Suisse First Boston has acted as MP3.com's exclusive financial advisor in connection with the merger. MP3.com selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with Credit Suisse First Boston's engagement, MP3.com requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of MP3.com common stock of the consideration provided for in the merger. On May 19, 2001, at a meeting of the MP3.com board of directors held to evaluate the merger, Credit Suisse First Boston rendered to the MP3.com board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 20, 2001, the date of the merger agreement, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration provided for in the merger was fair, from a financial point of view, to the holders of MP3.com common stock.

     A COPY OF CREDIT SUISSE FIRST BOSTON'S WRITTEN OPINION, DATED MAY 20, 2001, TO THE MP3.COM BOARD OF DIRECTORS, WHICH SETS FORTH, AMONG OTHER THINGS, THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX C AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. HOLDERS OF MP3.COM COMMON STOCK ARE ENCOURAGED TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. CREDIT SUISSE FIRST BOSTON'S OPINION IS ADDRESSED TO THE MP3.COM BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS OF THE CONSIDERATION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO ANY MATTER RELATING TO THE MERGER. THE SUMMARY OF CREDIT SUISSE FIRST BOSTON'S OPINION IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In arriving at its opinion, Credit Suisse First Boston reviewed the merger agreement and related documents as well as publicly available business and financial information relating to MP3.com and Vivendi Universal. Credit Suisse First Boston also reviewed other information relating to MP3.com and Vivendi Universal provided to or discussed with Credit Suisse First Boston by MP3.com and Vivendi

Universal, including publicly available financial forecasts for MP3.com and Vivendi Universal, and met with the managements of MP3.com and Vivendi Universal to discuss the businesses and prospects of MP3.com and Vivendi Universal. Credit Suisse First Boston also considered financial and stock market data of MP3.com and Vivendi Universal, and compared those data with similar data for other publicly held companies in businesses similar to MP3.com and Vivendi Universal and considered, to the extent publicly available, the financial terms of other business combinations and transactions that have been announced or effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant, including the potential impact on MP3.com of pending and future copyright infringement litigation and related claims.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the publicly available financial forecasts for MP3.com and Vivendi Universal referred to above, Credit Suisse First Boston reviewed and discussed the forecasts with the managements of MP3.com and Vivendi Universal and was advised, and assumed, that the forecasts represent reasonable estimates and judgments as to the future financial performance of MP3.com and Vivendi Universal. Credit Suisse First Boston also assumed, with MP3.com's consent, that the merger would be treated as a tax-free reorganization for federal income tax purposes. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of MP3.com or Vivendi Universal, and Credit Suisse First Boston was not furnished with any evaluations or appraisals.

     Credit Suisse First Boston's opinion was necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of Credit Suisse First Boston's opinion. Credit Suisse First Boston's opinion did not address the relative merits of the merger as compared to other business strategies that might have been available to MP3.com or the underlying business decision of MP3.com to proceed with the merger. Credit Suisse First Boston did not express any opinion as to what the value of Vivendi Universal ADSs actually would be when issued in the merger or the prices at which Vivendi Universal ADSs or Vivendi Universal ordinary shares would trade at any time. Although Credit Suisse First Boston evaluated the consideration in the merger from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined between MP3.com and Vivendi Universal. In connection with its engagement, Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or any part of MP3.com. No other limitations were imposed on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

     In preparing its opinion to the MP3.com board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MP3.com and Vivendi Universal. No company, transaction or business used in Credit Suisse

First Boston's analyses as a comparison is identical to MP3.com and Vivendi Universal or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

     Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the MP3.com board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the MP3.com board of directors or management with respect to the merger or the consideration provided for in the merger.

     The following is a summary of the material financial analyses underlying Credit Suisse First Boston's opinion delivered to the MP3.com board of directors in connection with the merger. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES.

  Precedent Transaction Analysis

     Credit Suisse First Boston reviewed premiums paid in 47 stock-for-stock transactions since January 1, 1999 involving companies in the Internet industry and 240 stock-for-stock transactions since April 30, 1987 involving companies in the technology industry. For each group of transactions, Credit Suisse First Boston calculated the premium of the exchange ratio provided for in each transaction to the ratio of the stock prices for the acquirors and targets in the transactions one trading day prior to the announcement of the transaction and over various other periods prior to the announcement of the transaction. Credit Suisse First Boston then derived implied per share values for MP3.com common stock by applying the average premiums in the groups of transactions for the periods observed to the average closing prices of MP3.com common stock over the corresponding periods prior to the announcement of the merger. This analysis indicated the following implied per share values for MP3.com common stock over the various periods:

                                                       IMPLIED SHARE PRICE
                                         -----------------------------------------------
                                          90      60      30      10
PRECEDENT TRANSACTION                    DAYS    DAYS    DAYS    DAYS    1 DAY   AVERAGE
---------------------                    -----   -----   -----   -----   -----   -------
47 Precedent Internet Transactions.....  $4.38   $3.67   $3.98   $4.13   $3.94    $4.03

240 Precedent Technology
  Transactions.........................  $4.36   $3.62   $3.91   $4.09   $3.98    $4.00

     Credit Suisse First Boston noted that the value of the per share consideration for MP3.com common stock provided for in the merger was $5.00 in cash or stock.

  Premiums Paid Analysis

     Credit Suisse First Boston reviewed the closing price of MP3.com common stock on May 18, 2001, the average closing prices of MP3.com common stock over various periods ending May 18, 2001 and the closing price of MP3.com common stock on the first day of each of the periods observed. Credit Suisse First Boston then calculated the percentage premium of the per share consideration provided for in the merger of $5.00 in cash or stock to the closing price of MP3.com common stock on May 18, 2001, the average closing prices of MP3.com common stock over the various periods observed and the closing price of MP3.com common stock on the first day of each of the periods observed. This analysis indicated the following:

                                                                                     PREMIUM OF
                                  MP3.COM                              AVERAGE         MERGER
                                STOCK PRICE     PREMIUM OF MERGER      MP3.COM      CONSIDERATION
                               ON THE FIRST       CONSIDERATION      STOCK PRICE     TO AVERAGE
                               DAY OF PERIOD     TO STOCK PRICE      OVER PERIOD     STOCK PRICE
                               -------------    -----------------    -----------    -------------
May 18, 2001.................      $3.01               66.1%               --             --
10 Trading Days..............      $3.01               66.1%            $2.94           70.3%
20 Trading Days..............      $2.60               92.3%            $2.95           69.3%
30 Trading Days..............      $1.81              175.9%            $2.74           82.4%
45 Trading Days..............      $2.25              122.2%            $2.55           95.7%
60 Trading Days..............      $3.31               50.9%            $2.59           93.0%
90 Trading Days..............      $4.94                1.3%            $3.26           53.4%

  Illustrative Future Trading Analysis

     Credit Suisse First Boston reviewed the revenue implied for MP3.com by a range of selected forward stock price to earnings multiples, assuming a 34.0% tax rate, 15.0% pre-tax margin and $5.00 per share price for MP3.com. Utilizing MP3.com's annualized 2001 first quarter revenues (excluding revenues from its contract with Montaigne Participations Et Gestion, or MPG) and based on MP3.com's current capitalization, Credit Suisse First Boston then calculated the annual percentage of non-MPG revenue growth for one year and three years required to achieve the implied revenue values. This analysis indicated the following results:

                       IMPLIED       ONE YEAR     THREE YEAR
FORWARD PRICE/         REVENUE        ANNUAL        ANNUAL
EARNINGS MULTIPLES  (IN MILLIONS)   GROWTH RATE   GROWTH RATE
------------------  -------------   -----------   -----------
10.0x                  $347.4           1,091%         128%
20.0x                  $173.7             496%          81%
30.0x                  $115.8             297%          58%
40.0x                  $ 86.9             198%          44%

     In addition, assuming an annual non-MPG revenue growth rate of 50.0% and utilizing MP3.com's annualized 2001 first quarter non-MPG revenue, Credit Suisse First Boston also calculated the number of years required to achieve the implied revenue values derived above. Based on the range of forward stock price to earnings multiples of 10.0x to 40.0x, this analysis indicated a range of 6.1 years to 2.7 years, respectively.

  Comparable Companies Analysis

     Credit Suisse First Boston compared financial, operating and stock market data of MP3.com to corresponding data of the following 14 publicly traded companies in the online music industry, information hubs industry and internet infrastructure industry:

         ONLINE MUSIC                   INFORMATION HUBS               INTERNET INFRASTRUCTURE
-------------------------------  -------------------------------  ----------------------------------
- RealNetworks, Inc.             - AOL Time Warner Inc.           - VeriSign, Inc.
- Sonic Foundry, Inc.            - Yahoo! Inc.                    - Ariba, Inc.
- Liquid Audio, Inc.             - Terra Networks, Inc.           - Commerce One, Inc.
- ARTISTdirect, Inc.                                              - Akamai Technologies, Inc.
- Launch Media, Inc.                                              - Inktomi Corporation
                                                                  - Intertrust Technologies Cor-
                                                                    poration

     Credit Suisse First Boston compared stock prices as a multiple of estimated calendar years 2001 and 2002 earnings per share and fully diluted aggregate values, calculated as fully diluted equity market value plus net debt, as a multiple of estimated calendar years 2001 and 2002 revenues. All multiples were based on closing stock prices on May 18, 2001. Estimated financial data for MP3.com was based on publicly available research analysts' estimates and estimated financial data for the group of companies was based on IBES consensus estimates. This analysis indicated the following mean and median implied multiples for the groups of companies, as compared to the implied multiples for MP3.com:

                                         ONLINE MUSIC    INFORMATION HUBS    INTERNET INFRASTRUCTURE
                                        --------------   ----------------   -------------------------
                                        MEAN    MEDIAN   MEAN     MEDIAN      MEAN         MEDIAN       MP3.COM
                                        -----   ------   -----    -------   --------   --------------   -------
PRICE AS MULTIPLE OF:
  Estimated calendar year 2001
    earnings..........................  142.9x  142.9x   38.6x     38.6x     100.7x        100.7x          NM
  Estimated calendar year 2002
    earnings..........................   94.6x   94.6x   82.0x     82.0x      78.1x         78.1x        71.8x
AGGREGATE VALUE AS MULTIPLE OF:
  Estimated calendar year 2001
    revenue...........................    4.7x    4.7x    7.5x      5.8x       4.8x          3.5x         1.9x
  Estimated calendar year 2002
    revenue...........................    3.4x    3.4x    5.9x      4.7x       3.5x          3.0x         1.4x

     Credit Suisse First Boston also compared financial, operating and stock market data of Vivendi Universal to corresponding data of the following six publicly traded companies in the media industry:

     - AOL Time Warner Inc.

     - Viacom Inc.

     - Sony Corporation

     - The Walt Disney Company

     - News Corporation Limited

     - Yahoo! Inc.

     Credit Suisse First Boston compared stock prices as a multiple of estimated calendar years 2001 and 2002 earnings per share and fully diluted aggregate values as a multiple of estimated calendar years 2001 and 2002 revenues and estimated calendar year 2001 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. All multiples were based on closing stock prices on May 18, 2001. Estimated financial data for Vivendi Universal and for the group of companies was based on publicly available research analysts' estimates. This analysis indicated the following mean and median implied multiples for the group of companies, as compared to the implied multiples for Vivendi Universal:

                                                      MEAN     MEDIAN    VIVENDI UNIVERSAL
                                                      -----    ------    -----------------
PRICE AS MULTIPLE OF:
  Estimated calendar year 2001 earnings.............   90.9x    48.8x           27.6x
  Estimated calendar year 2002 earnings.............   62.7x    45.0x           22.7x
AGGREGATE VALUE AS MULTIPLE OF:
  Estimated calendar year 2001 revenue..............    5.0x     3.7x            1.8x
  Estimated calendar year 2002 revenue..............    4.2x     3.3x            1.7x
  Estimated calendar year 2001 EBITDA...............   58.8x    20.8x           11.8x

  Pro Forma Impact Analysis

     Credit Suisse First Boston analyzed the potential pro forma effect of the merger on Vivendi Universal's estimated earnings per share, assuming 5.0% interest income on cash and no synergies or one-time charges relating to the merger or amortization of goodwill, for the second half of calendar year 2001 and for calendar year 2002, based on publicly available research analysts' estimates. Based on the consideration provided for in the merger of $5.00 and assuming 50% of the merger consideration consists of cash, this analysis indicated that the merger could be dilutive to Vivendi Universal's estimated earnings per share for the second half of calendar year 2001 and calendar year 2002. The actual results achieved by the combined company may vary from projected results and the variations may be material.

  Other Factors

     In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other information and data, including:

     - the potential impact on MP3.com of pending and future copyright infringement litigation and related claims;

     - the illustrative per share values for MP3.com common stock implied by various revenue, earnings per share and earnings multiple assumptions and the illustrative earnings per share for MP3.com implied by various stock price and earnings multiple assumptions;

     - research analysts' reports for MP3.com common stock and Vivendi Universal ordinary shares, including revenue and earnings per share estimates;

     - reported revenue and earnings per share for the last seven fiscal quarters for MP3.com compared to publicly available research analysts' estimates for the respective quarters; and

     - historical price performance and trading characteristics of MP3.com common stock and Vivendi Universal ordinary shares and ADSs and the relationship between movements in MP3.com common stock, movements in Vivendi Universal ADSs and movements in selected publicly traded companies and selected stock indices.

  Miscellaneous

     MP3.com has agreed to pay Credit Suisse First Boston for its financial advisory services customary fees upon consummation of the merger. Credit Suisse First Boston also received a fee upon delivery of its opinion. MP3.com also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     Credit Suisse First Boston and its affiliates in the past have provided financial services to MP3.com unrelated to the proposed merger, for which services Credit Suisse First Boston and its affiliates have received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the securities of MP3.com and Vivendi Universal for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the MP3.com board of directors that MP3.com stockholders vote to adopt the merger agreement, MP3.com stockholders should be aware that a number of officers and directors of MP3.com have interests in the merger that are different from, or in addition to, the interests of MP3.com stockholders generally. The MP3.com board of directors was aware of and considered these interests when it considered and approved the merger agreement.

  Employment Agreements

     Two-Year Employment Agreements. In contemplation of the merger, MP3.com and Vivendi Universal entered into employment agreements dated May 20, 2001, with each of Greg Kostello, Derrick Oien and Steve Sheiner. The employment agreements become effective only upon the consummation of the merger. The employment agreements have a scheduled term of two years following the date of the merger.

     During the term of the agreements, the surviving corporation will employ Mr. Kostello as its Executive Vice President of Engineering, Mr. Oien as its Chief Operating Officer and Mr. Sheiner as its Executive Vice President of Sales & Marketing. During the term of the agreements, the surviving corporation will pay Mr. Kostello, Mr. Oien and Mr. Sheiner an annual base salary of $242,000, $231,000 and $308,000, respectively, for the first year of the term and $266,200, $254,100 and $338,800, respectively, for the second year of the term. During the term of the agreements, the executives will be eligible to receive an annual bonus as determined by the surviving corporation, based on performance criteria mutually agreed to by the executives and the surviving corporation, in an amount that may range from 0% -- 200% of a target bonus of $215,000, $100,000 and $275,000 for Mr. Kostello, Mr. Oien and Mr. Sheiner, respectively. The actual amount of the bonus payable to the executive will be determined by the surviving corporation in its sole discretion. In no event, however, will the actual bonus for the first year of the employment agreements' term be less than $107,500, $50,000 and $137,500 for Mr. Kostello, Mr. Oien and Mr. Sheiner, respectively. The actual bonus amount will be determined as soon as practicable following the expiration of each of the first and second years of the term of the employment agreements and will be paid in cash promptly thereafter.

     During the term of the agreements, the executives will be entitled to participate in the pension and welfare plans and programs, including the 401(k) and health insurance plans, generally made available by the surviving corporation for its employees.

     Subject to the approval of the Vivendi Universal Compensation Committee, at the effective time of the merger, Mr. Kostello, Mr. Oien and Mr. Sheiner each will be granted options to purchase 15,000 ordinary shares of Vivendi Universal, which shares will be issued in the form of ADSs representing Vivendi Universal ordinary shares. The options will be granted with an exercise price equal to the fair market value of the Vivendi Universal ordinary shares subject to the options on the date of grant and will otherwise be subject to the terms and conditions of the Vivendi Universal stock option plan pursuant to which the options are granted.

     Mr. Kostello, Mr. Oien and Mr. Sheiner each will be entitled to receive a retention bonus of $300,000, 50% of which is payable on the effective date of the merger and 25% of which is payable on each of the first and second anniversaries of the effective date of the merger, subject to the executive's continued employment with the surviving corporation and continued compliance with the terms of his employment agreement.

     If the surviving corporation terminates the executive's employment without "cause" or the executive terminates his employment for "good reason", as such terms are defined in the employment agreements, the executive will be entitled to receive:

     - a lump sum cash severance payment equal to the sum of:

        -- an amount equal to the remaining portion of the executive's annual base salary that would have been paid to the executive had he remained employed through the end of the agreement's two-year scheduled term, or, if greater, an amount equal to 25% of the executive's annual base salary in effect at the time of termination;

        -- an amount equal to two times the executive's annual target bonus if he is terminated during the first year of the term of the agreement or one times his annual target bonus if he is terminated during the second year of the term of the agreement; and

        -- an amount equal to the portion of the $300,000 retention bonus that is unpaid as of the executive's termination;

     - full vesting and immediate exercisability of all the executive's options to purchase Vivendi Universal ordinary shares received pursuant to the merger agreement upon the rollover of the executive's prior options to purchase shares of MP3.com common stock; and

     - reimbursement for any required COBRA premiums in respect of the executive's continued health plan coverage during the first 12 months following his termination or until he obtains comparable employer-provided health coverage, if earlier.

     Each employment agreement contains restrictive covenants pertaining to confidentiality, nonsolicitation and noncompetition. The nonsolicitation provision remains applicable through the one-year anniversary of the executive's termination of employment. The noncompetition provision remains applicable through the second anniversary of the completion of the merger. The employment agreements also require each executive to assign any rights he may have in inventions and intellectual property acquired with respect to the business.

     Form of One-Year Employment Agreements. In the merger agreement, Vivendi Universal agreed that, if it offers a one-year written employment agreement to any employee of MP3.com or the surviving corporation, it will enter into such agreement in a form previously agreed to by Vivendi Universal and MP3.com. Any employment agreement so entered into becomes effective only upon the consummation of the merger.

     The form of employment agreement has a scheduled term of one year following the date of the merger. During the term of the agreement, the surviving corporation will agree to employ the employee in a position and at an annual base salary to be determined by the parties. The surviving corporation may, in its discretion, provide for the employee's participation in an annual bonus plan during the term of the employment agreement, and Vivendi Universal may, in its sole discretion, provide for the employee's participation in Vivendi Universal's stock option plan during the term of the employment agreement. During the term of the agreement, the employee will be entitled to participate in the pension and welfare plans and programs, including the 401(k) and health insurance plans, generally made available by the surviving corporation for its employees.

     If the surviving corporation terminates the executive's employment without "cause", as such term is defined in the form of employment agreements, the employee will be entitled to receive:

     - a lump sum cash severance payment in an amount equal to the remaining portion of the employee's base salary that would have been paid to the employee had he or she remained employed through the end of the agreement's scheduled term, or, if greater, an amount equal to 25% of the employee's base salary in effect at the time of termination;

     - full vesting and immediate exercisability of all the employee's options to purchase Vivendi Universal ordinary shares received pursuant to the merger agreement upon the rollover of the employee's prior options to purchase shares of MP3.com common stock, but only to the extent provided by the terms of such prior options or the relevant MP3.com stock option plan; and

     - reimbursement for any required COBRA premiums in respect of the employee's continued health plan coverage during the first six months following the employee's termination or until the employee obtains comparable employer-provided health coverage, if earlier.

     The form of employment agreement also requires the employee to assign any rights he or she may have in inventions and intellectual property acquired with respect to the business.

  Retention and Non-Compete Agreements

     In connection with the merger, MP3.com and Vivendi Universal agreed to enter into agreements with each of Paul Ouyang and Robin Richards prior to the effective time of the merger containing terms set forth in term sheets agreed to by the parties at the time of the merger agreement. These agreements will be entered into for the purpose of retaining the services of Mr. Ouyang and Mr. Richards in assisting with the transition of MP3.com into the surviving corporation following the consummation of the merger.

     Paul Ouyang. The term sheet for the proposed agreement with Mr. Ouyang provides for a six-month term from the date of the merger. The surviving corporation will pay Mr. Ouyang compensation of $285,000 for the six-month term. The surviving corporation will also pay Mr. Ouyang a retention and non-compete payment of $2,480,000, with 50% of that amount payable at the completion of the merger and 50% payable at the expiration of the agreement's six-month term. If, during the term of the agreement, the surviving corporation terminates Mr. Ouyang's employment without cause, his right to receive the retention and non-compete payment will be accelerated. Mr. Ouyang will be entitled to receive, for one year following his termination of employment, continued coverage under the surviving corporation's health insurance plans. Mr. Ouyang will be subject to a noncompetition obligation during the period of time in which he is employed by the surviving corporation and for one year following his termination of employment. Mr. Ouyang will also waive his rights to receive any payments under any other plans or agreements that provide for any "gross-up" payments in respect of taxes.

     Robin Richards. The term sheet for the proposed agreement with Mr. Richards provides for an initial term of six months from the date of the merger. Thereafter, the term of the agreement will be, at the surviving corporation's sole discretion, on a month-to-month basis. The surviving corporation will pay Mr. Richards compensation in an amount of $400,000 for the initial six-month term and thereafter in an amount mutually agreed to between the parties. The surviving corporation will also pay Mr. Richards a retention and non-compete payment of $5,520,000, with 50% of that amount payable at the completion of the merger and 50% payable at the expiration of the agreement's initial term. If, during the term of the agreement, the surviving corporation terminates Mr. Richards's employment without cause, his right to receive the retention and non-compete payment will be accelerated. Mr. Richards will also be entitled to receive, for one year following his termination of employment, continued coverage under the surviving corporation's health insurance plans. Mr. Richards will be subject to a noncompetition obligation during the period of time in which he is employed by MP3.com and for one year following his termination of employment. Mr. Richards will waive his rights to receive any payments under any other plans or agreements that provide for any "gross-up" payments in respect of taxes. The surviving corporation will also continue to employ Mr. Richards's current secretary for the initial six-month term at her salary in effect immediately prior to the completion of the merger.

  Repurchase Agreements

     MP3.com previously permitted certain executives to exercise options in MP3.com common shares prior to the options' scheduled exercise date. At the time of such early exercise, MP3.com entered into agreements with those executives which provide MP3.com with a right to repurchase, in certain events, those MP3.com common shares acquired by the executive pursuant to such early exercise with respect to which, as of such event, MP3.com's repurchase right has not lapsed. Upon the completion of the merger, repurchase agreements with Josh Beck, Greg Flores, Paul Ouyang and Robin Richards will terminate and MP3.com's repurchase right with respect to MP3.com common shares covered by such agreements will expire.

     Under the repurchase agreements with Mr. Ouyang and Mr. Richards, a change of control of MP3.com will generally result in the accelerated expiration of MP3.com's repurchase right. Under those repurchase agreements, MP3.com's repurchase right will not expire, however, to the extent necessary to avoid any accelerated lapsing of the repurchase right from being treated as an "excess parachute payment" under Section 280G of the Internal Revenue Code. In connection with the merger, MP3.com agreed to amend the repurchase agreements with Mr. Ouyang and Mr. Richards by removing such limitation on the expiration of MP3.com's repurchase right, and as a result Mr. Ouyang and Mr. Richards will receive full, accelerated lapsing of MP3.com's repurchase right under the agreements with respect to shares still subject to the repurchase right at the effective time of the merger.

  Option Agreement

     In connection with the merger, Paul Ouyang entered into an agreement with MP3.com and Vivendi Universal under which Mr. Ouyang agreed (1) not to exercise the option granted to him by Michael Robertson to purchase from Mr. Robertson 500,000 MP3.com common shares and (2) not to sell, transfer or otherwise dispose of that option to another person or entity, in each case, prior to the record date for the special meeting.

  Retention Pool

     The merger agreement provides for the establishment of a cash retention pool of up to $13,000,000. Employees of MP3.com on the effective date of the merger, other than Mr. Robertson, Mr. Richards and Mr. Ouyang, will be eligible to receive payment from the retention pool. Payments from the retention pool will be made in a lump sum within three days of the effective time of the merger, other than with respect to Mr. Kostello, Mr. Oien and Mr. Sheiner, who will each receive 50% of their retention payment within three days of the effective time of the merger and, if still employed by the surviving corporation, 25% of their retention payment on each of the first and second anniversaries of the effective time of the merger.

  Stock Options

     Under the merger agreement, each option to acquire MP3.com common shares that is outstanding at the effective time of the merger will remain outstanding and be assumed by Vivendi Universal. Each option to acquire MP3.com common shares will be amended and converted into an option to acquire, on the same terms and conditions as were applicable under such option, the number of Vivendi Universal ordinary shares (rounded down to the nearest whole share) equal to the product of the number of MP3.com common shares subject to the option immediately prior to the effective time of the merger multiplied by the "exchange ratio", and the exercise price per Vivendi Universal ordinary share will be an amount equal to the exercise price per MP3.com common share otherwise purchasable pursuant to the option immediately prior to the effective time of the merger divided by the "exchange ratio". The "exchange ratio" is obtained by dividing $5.00 by the average per share closing price of Vivendi Universal ADSs on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately preceding the date of the special meeting.

     Under the terms of outstanding stock option agreements issued under MP3.com's stock option plans, if there is a change in control (as defined in the stock option plans) and, within one month prior to, or

18 months after, the date of the change in control, the option holder is involuntarily terminated other than for death, disability or cause (as defined in the option agreement), or if the option holder terminates his or her employment due to a constructive termination (as defined in the option agreement), then outstanding options will become fully vested and immediately exercisable.

     Vivendi Universal and MP3.com have agreed that unvested, in-the-money options held by some of MP3.com's executives, including Mr. Richards, Mr. Ouyang, Mr. Kostello, Mr. Oien and Mr. Sheiner, will become fully vested and exercisable immediately prior to the effective time of the merger, and that those executives may elect the portion of the shares subject to such options desired to be converted into cash and the portion of such shares desired to be converted into Vivendi Universal ordinary shares at the effective time of the merger, all in accordance with the procedures generally applicable to other MP3.com stockholders; provided, that the executive unconditionally exercises such options effective immediately prior to the effective time of the merger.

  Indemnification; Directors' and Officers' Insurance

     The merger agreement provides that all rights to indemnification for acts and omissions occurring at or before the effective time of the merger existing in favor of the current and former directors and officers of MP3.com and its subsidiaries as provided in their respective articles of organization or by-laws, and any existing indemnification agreements with MP3.com the existence of which do not breach the merger agreement will be assumed by the surviving corporation in the merger and that Vivendi Universal will cause these provisions to continue in full force and effect in accordance with their terms. The merger agreement also provides that for six years after the completion of the merger, Vivendi Universal will either maintain the directors' and officers' liability insurance policy in effect as of the date of the merger agreement for acts or omissions occurring at or before the effective time of the merger covering those persons who were, as of the date of the merger agreement, covered by that policy, or otherwise provide coverage for such people, on terms no less favorable than those in effect on the date of the merger agreement, provided that in either case Vivendi Universal will not be obligated to pay aggregate premiums in excess of 200% of the last annual premium paid by MP3.com, which was $1,937,400. If 200% of such premium, or $3,874,800, would be exceeded, Vivendi Universal will obtain a policy with the greatest coverage available for a cost not exceeding $3,874,800.

FORM OF MERGER

     Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, upon completion of the merger, MP3.com will be merged with and into Metronome Acquisition Sub, a wholly owned subsidiary of Vivendi Universal formed for purposes of the merger and a party to the merger agreement, or, upon the election of Vivendi Universal, another wholly owned subsidiary of Vivendi Universal. The acquisition subsidiary will survive the merger as a wholly owned subsidiary of Vivendi Universal.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective upon the filing of the certificate of merger by Vivendi Universal and MP3.com with the Secretary of State of the State of Delaware or such later time agreed upon by Vivendi Universal and MP3.com and specified in the certificate of merger.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     Upon completion of the merger, each share of MP3.com common stock, except for treasury stock and stock held by Vivendi Universal, the acquisition subsidiary and stockholders who perfect their appraisal rights, will be converted into the right to receive, at the election of the stockholder, one of the following:

     - $5.00 in cash; or

     - a number of Vivendi Universal ordinary shares (in the form of Vivendi Universal ADSs) equal to the "exchange ratio".

     The Vivendi Universal ordinary shares are expected to come from Vivendi Universal treasury stock. The "exchange ratio" will be equal to $5.00 divided by the average per share closing price of Vivendi Universal ADSs on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately preceding the date of the special meeting. The market value of the Vivendi Universal ADSs on the date on which the merger is completed may be different than the five trading-day average price of Vivendi Universal ADSs used in determining the exchange ratio. As a result, the market value of the Vivendi Universal ADSs you receive pursuant to the merger may be more or less than the $5.00 value assumed in calculating the exchange ratio.

     The merger has been structured, and adjustments to MP3.com stockholder elections will be made, so that immediately prior to the effective time of the merger, the percentage of shares of MP3.com common stock that will be converted into Vivendi Universal ordinary shares is fixed at 50% and the percentage of shares of MP3.com common stock that will be converted into cash is also fixed at 50%. The proration mechanism is discussed below under "-- Election Procedure; Proration". The conversion of each share of MP3.com common stock (other than those held by stockholders who perfect their appraisal rights) into the right to receive $5.00 in cash or Vivendi Universal ADSs will occur automatically upon completion of the merger. After the merger, each certificate that previously represented shares of MP3.com common stock will represent only the right to receive the merger consideration (or, in the case of shares subject to appraisal rights, the right to receive the amount in cash determined under Delaware law), including cash for any fractional shares of Vivendi Universal ADSs. All shares of MP3.com common stock to be so converted shall, by virtue of the merger and without any action on the part of the holders thereof, cease to be outstanding, be canceled and cease to exist.

ELECTION PROCEDURE; PRORATION

     Vivendi Universal is mailing you a form of election. MP3.com stockholders should use the form of election to elect whether to receive cash or Vivendi Universal ordinary shares as consideration in connection with the merger. For an election to be properly made, the form of election must be received by the
exchange agent by 5:00 p.m., New York City time, on [                    ],
2001, which is the business day immediately preceding the special meeting, and it must be accompanied by the stock certificates to which such election form relates. If no form of election is received, the stockholder will be deemed to have elected to receive cash consideration.

     A form of election may be revoked by written notice to the exchange agent prior to the due date of the election form or after such time if the exchange agent is legally required to permit revocations and the merger is not yet effective. If an election form is revoked, the stock certificates to which such election form relates will be returned promptly. The determination of the exchange agent is binding as to whether an election has been properly made or revoked.

     If holders of more than 50% of the outstanding shares of MP3.com common stock elect to receive Vivendi Universal ordinary shares, the exchange agent will allocate, pro rata to the holders making this election in accordance with the number of shares of MP3.com common stock that they hold, a sufficient number of shares of MP3.com common stock to be converted into $5.00 per share instead of Vivendi Universal ordinary shares so that the number of shares of MP3.com common stock that the holders initially elected to convert into Vivendi Universal ordinary shares less the number of shares of MP3.com common stock so designated to be converted instead into cash equals 50% of the outstanding shares of MP3.com common stock immediately prior to the time the merger becomes effective.

     If holders of less than 50% of the outstanding shares of MP3.com common stock elect to receive Vivendi Universal ordinary shares, the exchange agent will allocate, pro rata to the holders making cash elections in accordance with the number of shares of MP3.com common stock that they hold, a sufficient number of shares of MP3.com common stock to be converted into Vivendi Universal ordinary shares instead of cash so that the number of shares of MP3.com common stock that the holders initially elected to convert into Vivendi Universal ordinary shares plus the number of shares of MP3.com common stock so designated to be converted instead into Vivendi Universal ordinary shares equals 50% of the outstanding shares of MP3.com common stock immediately prior to the time the merger becomes effective.

EXCHANGE PROCEDURES

     As of the effective time of the merger, Vivendi Universal will provide, or cause the surviving corporation in the merger to provide, to the depositary the Vivendi Universal ordinary shares in the form of Vivendi Universal ADSs. The depositary will deposit with the exchange agent, for the benefit of the MP3.com stockholders, receipts issued in accordance with Vivendi Universal's deposit agreement evidencing the Vivendi Universal ADSs issuable in connection with the merger. In addition, Vivendi Universal will take all steps necessary to enable and cause the surviving corporation in the merger to provide to the exchange agent cash necessary to pay for the shares of MP3.com common stock converted into the right to receive cash. For a summary of the terms of the deposit agreement, see "Description of Vivendi Universal ADSs" beginning on page 72.

     If your shares are held in registered form and you make an election of consideration by returning the completed election form, you must send in your MP3.com common stock certificates with your completed election form and letter of transmittal to the exchange agent. If you do not make an election, then you must keep your stock certificates until after the closing, when you will receive a letter of transmittal describing how you may exchange your certificates for merger consideration. Upon surrender of a stock certificate for cancelation to the exchange agent, together with a letter of transmittal, duly completed and validly executed, and such other documents reasonably required by the exchange agent, an MP3.com stockholder will receive a receipt evidencing that number of Vivendi Universal ADSs and/or cash that the stockholder is entitled to receive in connection with the merger.

     MP3.COM STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     Holders of certificates previously representing MP3.com common stock will not be paid the merger consideration or dividends or distributions on the Vivendi Universal ADSs which they are entitled to receive pursuant to the merger with a record date after the merger, and will not be paid cash for any fractional shares of Vivendi Universal ADSs, until their certificates are surrendered to the exchange agent for exchange. When their certificates are surrendered, any unpaid dividends and any cash instead of fractional shares will be paid without interest.

     In the event of a transfer of ownership of MP3.com common stock that is not registered in the transfer records of MP3.com, the cash portion of the merger consideration, including any cash payable instead of fractional shares, may be paid, and a certificate representing the proper number of shares of Vivendi Universal ADSs may be issued, to a person other than the person in whose name the surrendered certificate is registered if:

     - the surrendered certificate is properly endorsed or otherwise is in proper form for transfer; and

     - the person requesting such payment and issuance pays any transfer or other taxes required by reason of the payment of cash and the issuance of Vivendi Universal ADSs to a person other than the registered holder of the surrendered certificate, or establishes to the satisfaction of Vivendi Universal that such taxes have been paid or are not applicable.

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

     The merger consideration paid and issued upon surrender for exchange of shares of MP3.com common stock, including any dividends or distributions or any cash paid instead of any fractional shares or upon exercise of appraisal rights, will be deemed to have been paid and issued in full satisfaction of all rights pertaining to those shares of MP3.com common stock formerly represented by such certificates. No dividend or distribution with respect to Vivendi Universal ordinary shares shall relate to such fractional share interests and such fractional share interests shall not entitle or enable the owner thereof to vote or to any rights of a stockholder of Vivendi Universal.

     No certificates or scrip representing, or receipts evidencing, fractional Vivendi Universal ADSs will be issued to any MP3.com stockholder upon surrender of certificates previously representing MP3.com common stock. Each MP3.com stockholder who would otherwise have been entitled to receive a fraction of Vivendi Universal ADSs will be entitled to receive an amount in cash equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the average of the closing price of Vivendi Universal ADSs on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately preceding the special meeting.

ACCOUNTING TREATMENT

     Vivendi Universal prepares its financial statements using French generally accepted accounting principles, or GAAP. In accordance with the rules and regulations of the SEC, Vivendi Universal intends to account for the merger using the "purchase" method of accounting for business combinations under French GAAP. When it reconciles its financial statements to U.S. GAAP, it also will account for the arrangement using the "purchase" method of accounting for business combinations, which means that MP3.com will be treated as a separate entity for periods prior to the completion of the merger and, thereafter, as a wholly owned subsidiary of Vivendi Universal. In addition, this means that Vivendi Universal will record the excess of the purchase price of MP3.com over the fair value of MP3.com's identifiable assets, including intangible assets and liabilities, as "goodwill".

REGULATORY MATTERS


     The merger is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act of 1976. On June 12, 2001, Vivendi Universal and MP3.com each filed a Notification and Report Form with the Antitrust Division and the Federal Trade Commission and requested an early termination of the required waiting period. The waiting period expired at midnight on July 12, 2001, and thus all applicable waiting periods under the Hart-Scott-Rodino Act have been satisfied. At any time before or after the completion of the merger, the Antitrust Division, the Federal Trade Commission or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the completion of the merger, to rescind the merger or to approve the merger conditionally upon the divestiture of substantial assets of Vivendi Universal or MP3.com. A challenge to the merger on antitrust grounds could be made and, if such a challenge is made, it could be successful.


     The antitrust and competition laws of some foreign jurisdictions may require (or, in some instances, provide for on a voluntary basis) notification of certain transactions and the observance of pre-consummation waiting periods. Vivendi Universal and MP3.com will make any such required filings (and, if deemed in Vivendi Universal's and MP3.com's interests, any such voluntary filings) with the appropriate antitrust and competition authorities as promptly as practicable.

     The merger agreement requires each of Vivendi Universal and MP3.com to use reasonable efforts to take all actions and cooperate with the other party in obtaining all necessary waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings with governmental entities in connection with the merger. However, Vivendi Universal is not required to agree to divest any assets or any of its or MP3.com's businesses, or to cease to conduct business or operations in any jurisdiction in which it or MP3.com conducts business or operations as of the date of the merger agreement.

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

     It is possible that any of the governmental entities with which filings are made may seek various regulatory concessions. There can be no assurance that:

     - Vivendi Universal or MP3.com will be able to satisfy or comply with such conditions; or

     - compliance or non-compliance will not have adverse consequences for Vivendi Universal after completion of the merger.

     See "The Merger Agreement -- Conditions to Consummation of the Merger" on page 58.

RESALE OF VIVENDI UNIVERSAL ADSS

     Vivendi Universal ADSs you receive pursuant to the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any MP3.com stockholder who may be deemed to be an "affiliate" of Vivendi Universal or MP3.com for purposes of Rule 145 under the Securities Act. Pursuant to the merger agreement, MP3.com will deliver to Vivendi Universal a list of those persons who are affiliates of MP3.com. It is expected that each such affiliate will agree not to transfer any shares of Vivendi Universal ADSs received pursuant to the merger except in compliance with the resale provisions of Rule 144 or 145 under the Securities Act or as otherwise permitted under the Securities Act. The merger agreement requires MP3.com to use reasonable efforts to cause its affiliates who elect to receive Vivendi Universal ADSs to deliver affiliate letter agreements prior to the completion of the merger. This proxy statement/prospectus does not cover resales of Vivendi Universal ADSs received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

STOCK EXCHANGE MATTERS

     It is a condition to the completion of the merger that the Vivendi Universal ADSs issuable to MP3.com stockholders pursuant to the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

     If the merger is completed, MP3.com common stock will be delisted from the Nasdaq National Market and will be deregistered under the Exchange Act.

APPRAISAL RIGHTS

     When the merger is completed, MP3.com stockholders who did not vote in favor of the adoption of the merger agreement and who complied with the procedures prescribed in Section 262 of the General Corporation Law of the State of Delaware will be entitled to a judicial appraisal of the fair value of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and to receive payment of the fair value of their shares in cash, together with a judicially determined fair rate of interest. The following is a brief summary of the statutory procedures that must be followed by an MP3.com stockholder in order to perfect his or her appraisal rights under Delaware law.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE DELAWARE LAW PERTAINING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX D. BECAUSE OF THE COMPLEXITY OF SECTION 262 AND THE NEED TO STRICTLY COMPLY WITH VARIOUS TECHNICAL REQUIREMENTS, YOU SHOULD READ ANNEX D IN ITS ENTIRETY. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF MP3.COM COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.

     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the adoption of the merger agreement by MP3.com stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such

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

appraisal rights are available and include in such notice a copy of Section 262. THIS PROXY STATEMENT/ PROSPECTUS SHALL CONSTITUTE SUCH NOTICE.

     A holder of shares of MP3.com common stock wishing to exercise such holder's appraisal rights:

     - must deliver to MP3.com, before the vote on the adoption of the merger agreement at the special meeting, a written demand for the appraisal of his or her shares; and

     - must not vote in favor of the adoption of the merger agreement.

     In order not to vote in favor of the adoption of the merger agreement, a stockholder must either:

     - not return a proxy card, not grant a proxy via the telephone or Internet and not vote in person in favor of the adoption of the merger agreement;

     - return a proxy card with the "AGAINST" or "ABSTAIN" box checked;

     - vote in person against the adoption of the merger agreement; or

     - register in person an abstention from the proposal to adopt the merger agreement.

     ALL WRITTEN DEMANDS FOR APPRAISAL PURSUANT TO SECTION 262 SHOULD BE SENT OR DELIVERED TO MP3.COM AT 4790 EASTGATE MALL, SAN DIEGO, CA 92121-1970, ATTENTION:
SECRETARY.

     A holder of shares of MP3.com common stock wishing to exercise such holder's appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares of record through the effective time of the merger. A vote against the adoption of the merger agreement will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The demand must reasonably inform MP3.com of the identity of the holder as well as the intention of the holder to demand an appraisal of the "fair value" of the shares held by such holder. A stockholder's failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting of MP3.com stockholders will constitute a waiver of appraisal rights.

     Only a holder of record of shares of MP3.com common stock is entitled to assert appraisal rights for the shares of MP3.com common stock registered in that holder's name. A demand for appraisal in respect of shares of MP3.com common stock should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificates, and must state that such person intends thereby to demand appraisal of such holder's shares of MP3.com common stock in connection with the merger. If the shares of MP3.com common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of MP3.com common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of MP3.com common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of MP3.com common stock held for one or more beneficial owners while not exercising such rights with respect to the shares of MP3.com common stock held for other beneficial owners. In such case, however, the written demand should set forth the number of shares of MP3.com common stock as to which appraisal is sought, and where no number of shares of MP3.com common stock is expressly mentioned, the demand will be presumed to cover all shares of MP3.com common stock held in the name of the record owner. Stockholders who hold their shares of MP3.com common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

     Within ten days after the effective time of the merger, the surviving corporation must notify each holder of MP3.com common stock who has complied with Section 262 and who has not voted in favor of

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

the adoption of the merger agreement of the date that the merger has become effective. Within 120 days after the effective time of the merger, the surviving corporation or any holder of MP3.com common stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such holder's shares of MP3.com common stock. The surviving corporation is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of MP3.com common stock to initiate all necessary action to perfect their appraisal rights in respect of their shares of MP3.com common stock within the time prescribed in Section 262.

     Within 120 days after the effective time of the merger, any holder of MP3.com common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after a written request for the statement has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

     If a petition for an appraisal is timely filed by a holder of shares of MP3.com common stock and a copy of the petition is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights under Section 262. The Delaware Court of Chancery may require the holders of shares of MP3.com common stock who demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation on the certificate of the pendency of the appraisal proceeding. If any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

     After determining the holders of MP3.com common stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of MP3.com common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of MP3.com common stock considering seeking appraisal should be aware that the fair value of their shares of MP3.com common stock as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares of MP3.com common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under
Section 262. The Delaware Supreme Court has stated that proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of MP3.com common stock have been appraised. The costs of the action may be determined by the court and taxed upon the parties as the court deems equitable. The court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

     Any holder of shares of MP3.com common stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares of MP3.com common stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of MP3.com common stock (except dividends or other distributions payable

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

to holders of record of MP3.com common stock as of a record date prior to the effective time of the merger).

     If any stockholder who demands appraisal of such holder's shares of MP3.com common stock under Section 262 fails to perfect, or effectively withdraws or loses, such holder's right to appraisal, the shares of MP3.com common stock of such stockholder will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such holder's right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to the surviving corporation a written withdrawal of such holder's demand for appraisal and an acceptance of the merger, except that any such attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

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

                              THE MERGER AGREEMENT

     The following description of the merger agreement is qualified in its entirety by reference to the complete text of the merger agreement (including the modification agreement), a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated herein by reference. We urge you to read the full text of the merger agreement.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties relating to:

     - organization, standing, corporate power and authority and other corporate matters concerning MP3.com and its subsidiaries, Vivendi Universal and Metronome Acquisition Sub;

     - the subsidiaries of MP3.com;

     - the capital structure of MP3.com;

     - the compliance of the merger agreement with:

        -- the certificate of incorporation, by-laws and similar organizational documents of MP3.com and its subsidiaries, Vivendi Universal and Metronome Acquisition Sub;

        -- applicable laws, judgments and orders; and

        -- contracts of MP3.com and its subsidiaries, Vivendi Universal and Metronome Acquisition Sub;

     - consents, approvals and authorizations of and filings with, governmental entities and non-governmental self-regulatory entities;

     - documents filed with the SEC by Vivendi Universal (since September 11,
       2000) and by MP3.com (since July 20, 1999) and financial statements included in those documents and compliance with U.S. securities laws;

     - the absence of material changes or events concerning Vivendi Universal and MP3.com since the date of their respective most recent audited financial statements;

     - the accuracy of information supplied by Vivendi Universal and MP3.com for use in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part;

     - litigation involving MP3.com and its subsidiaries and significant legal fees;

     - contracts to which MP3.com or any of its subsidiaries is a party;

     - compliance with applicable laws by MP3.com and its subsidiaries;

     - the absence of changes in benefit plans of MP3.com and its subsidiaries;

     - labor, environmental and employee welfare and benefit plan matters with respect to MP3.com and its subsidiaries;

     - tax matters with respect to MP3.com and its subsidiaries;

     - title to property owned or leased by MP3.com and its subsidiaries;

     - rights in and non-infringement of intellectual property with respect to MP3.com and its subsidiaries;

     - the payment of fees and indemnification of brokers, investment bankers and financial advisors by MP3.com;

     - receipt of an opinion of Credit Suisse First Boston by MP3.com;

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

     - the vote of MP3.com stockholders required to adopt the merger agreement and the absence of any requirement of a vote of Vivendi Universal shareholders relating to the merger agreement or the merger;

     - in the case of MP3.com, the inapplicability of state takeover laws to the merger and the other transactions contemplated by the merger agreement and the stockholder agreement;

     - the interim operations and business activities of Metronome Acquisition Sub;

     - the due authorization and issuance of Vivendi Universal ADSs (as well as the underlying Vivendi Universal ordinary shares) to be issued pursuant to the merger; and

     - matters relating to MP3.com's privacy policy and terms and conditions published on its website.

CONDUCT OF BUSINESS PENDING THE MERGER

     Under the merger agreement, MP3.com agreed that, during the period of time before completion of the merger, except as consented to in writing by Vivendi Universal or as specifically required or permitted by the merger agreement, it will, and will cause each of its subsidiaries to:

     - carry on their businesses only in the ordinary course consistent with past practice;

     - comply in all material respects with all applicable laws and regulations; and

     - use all reasonable efforts to preserve intact their business organizations, use reasonable efforts to keep available the services of their officers and other key employees, and, in connection therewith, preserve the goodwill of the business.

     In addition, MP3.com has agreed that it will not, and will not permit its subsidiaries to, without Vivendi Universal's prior written consent:

     - declare, set aside or pay dividends on, or make any other distribution in respect of, any of its capital stock, except for dividends by a direct or indirect wholly owned subsidiary of MP3.com to its parent;

     - subject to exceptions pursuant to restricted stock purchase agreements, repurchase or redeem its capital stock or any other securities;

     - split, combine or reclassify any of its capital stock or issue any securities in substitution for shares of its capital stock;

     - issue, deliver, sell, pledge or otherwise encumber any of its capital stock, equity or voting interests or convertible or other similar securities, other than pursuant to the settlement of its class-action and derivative lawsuits, and other than the issuance of common stock upon the exercise of existing stock options, warrants or purchase rights under the employee stock purchase plan;

     - amend its certificate of incorporation or by-laws or similar organizational documents, other than as required in connection with the settlement of its class-action and derivative lawsuits;

     - acquire any entity or business, or any assets that, individually, cost more than $500,000, or, in the aggregate, cost more than $3,000,000, other than components or supplies in the ordinary course of business consistent with past practice;

     - sell, lease, license, encumber or otherwise dispose of any of its properties or assets having an aggregate value in excess of $500,000, except sales or licenses of finished goods or services in the ordinary course of business consistent with past practice;

     - incur any debt or guarantee any debt of another person or issue or sell any debt securities or warrants or other rights to acquire any debt securities or enter into any arrangement having a similar economic effect, except for inter-company debt and except for up to $100,000 in short term borrowings incurred in the ordinary course of business consistent with past practice;

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

     - make any loans, advances or capital contributions to, or investments in, any other person;

     - make any new capital expenditures or enter into any agreements providing for payments which, individually, are in excess of $1,000,000 or, in the aggregate, are in excess of $3,000,000;

     - make any tax election that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of MP3.com or any of its subsidiaries, or settle or compromise any material income tax liability;

     - pay, discharge, settle or satisfy any claims, liabilities or obligations, or litigation, or modify the terms of any existing settlement or arrangement, other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice of non-litigation liabilities recognized or disclosed in MP3.com's most recent consolidated financial statements filed with the SEC or incurred since the date of those financial statements in the ordinary course of business consistent with past practice;

     - waive or assign any claims or rights that, individually, have a value in excess of $500,000 or, in the aggregate, have a value in excess of $2,000,000, or waive any material benefit of, terminate or fail to enforce any confidentiality or similar agreement to which MP3.com or any of its subsidiaries is a party or a beneficiary;

     - enter into or amend any contract or other agreement that contains guarantees as to MP3.com's or any of its subsidiaries' future revenues;

     - obtain any real property for use as an office or similar facility;

     - except as required by law or as otherwise contemplated by the merger agreement:

        -- establish, enter into, adopt, amend or terminate any benefit plan or benefit agreement;

        -- change the manner in which contributions to any pension plan are made or the basis on which contributions are determined; or

        -- take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice, under any benefit plan or benefit agreement;

     - increase the compensation, bonus or fringe or other benefits of any of its employees, except salary increases for non-executive officer employees in the ordinary course of business consistent with past practice or, after consultation with Vivendi Universal, bonuses awarded in the ordinary course of business consistent with past practice;

     - grant any increase in severance or termination pay, amend or modify any stock option, or pay any benefit or amount not required by a plan or arrangement in effect on the date of the merger agreement;

     - transfer or license any intellectual property rights of MP3.com and its subsidiaries other than non-exclusive licenses in the ordinary course of business consistent with past practice;

     - take any action that would or could reasonably be expected to result in any of the conditions to the merger not being satisfied;

     - cancel any indebtedness;

     - enter into or amend any agreement pursuant to which any person is granted an exclusive marketing, manufacturing or other rights with respect to any product, process or technology of MP3.com or any of its subsidiaries other than in accordance with current business practices;

     - make any changes in accounting methods, principles or practices unless required by a change in GAAP;

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

     - increase the head count of its employees by more than 5%; or

     - authorize, or commit, resolve or agree to take, any of the foregoing actions.

NO SOLICITATION OF ACQUISITION PROPOSALS

     The merger agreement contains detailed provisions prohibiting MP3.com from seeking an alternative transaction. Under these "no solicitation" provisions, MP3.com has agreed that neither it nor its subsidiaries will, and that it will not authorize or permit any of its or its subsidiaries' directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives to, directly or indirectly:

     - solicit, initiate or encourage, or take any other action intended to, or which could reasonably be expected to, facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to, lead to a "takeover proposal", as defined below; or

     - enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, a takeover proposal.

     However, the merger agreement does not prevent the MP3.com board of directors from participating in discussions or negotiations with any person making an unsolicited bona fide written takeover proposal that the MP3.com board determines in good faith (after consulting with outside counsel and a financial advisor) constitutes or is reasonably likely to lead to a "superior proposal", as defined below, if the board determines in good faith (after consultation with outside counsel) that it is required to do so in order to comply with its fiduciary duties. Even in such a case, MP3.com is required to notify Vivendi Universal before participating in any discussions or negotiations and keep Vivendi Universal fully informed of their status.

     "Takeover proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of MP3.com and its subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities of MP3.com or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class or series of equity securities of MP3.com or any of its subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving MP3.com or any of its subsidiaries pursuant to which any person (or its shareholders) would beneficially own 20% or more of any class or series of equity securities of MP3.com (or any resulting parent or surviving entity), other than the transactions contemplated by the merger agreement.

     "Superior proposal" means any offer not solicited by MP3.com made by a third party to consummate a tender offer, exchange offer, merger, consolidation, share exchange or similar transaction which would result in such third party (or its shareholders) owning, directly or indirectly, 50% or more of the shares of MP3.com common stock then outstanding (or of the surviving entity in a merger) or 50% or more of the assets of MP3.com and its subsidiaries and otherwise on terms which the MP3.com board determines in good faith (following receipt of the advice of a financial advisor of nationally recognized reputation) to be more favorable to the MP3.com stockholders from a financial point of view than the merger.

     The merger agreement further provides that neither MP3.com, the MP3.com board nor any committee of the MP3.com board may:

     - withdraw or modify, or propose to withdraw or modify, in a manner adverse to Vivendi Universal, the approval or recommendation by the board or committee of the merger agreement or the merger, except to the extent that the board determines in good faith (after consultation with outside counsel) that it is required to do so in order to comply with its fiduciary duties;

     - approve or recommend, or propose to approve or recommend, any takeover proposal; or

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

     - approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement or propose or agree to do any of the foregoing constituting or related to, or which is intended to or could reasonably be expected to lead to, any takeover proposal.

STOCK OPTIONS AND OTHER EMPLOYEE BENEFIT MATTERS

  Employee Benefit Matters

     Employees of MP3.com and its subsidiaries who continue their employment after the effective time of the merger will continue to be provided through December 31, 2002, with employee benefits that are substantially comparable in the aggregate to the employee benefits provided to those employees immediately prior to the effective time of the merger, provided that:

     - neither Vivendi Universal nor the surviving corporation will have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements; and

     - no plans or arrangements of MP3.com or any of its subsidiaries providing for such issuance of equity-based awards will be taken into account in determining whether employee benefits are substantially comparable in the aggregate.

     Vivendi Universal will not be prevented from:

     - terminating the employment of any individual who was an employee of MP3.com and its subsidiaries immediately prior to the effective time of the merger;

     - making any change in the employee benefits available to any such employee; or

     - amending or terminating any particular benefit plan or agreement of MP3.com and its subsidiaries to the extent permitted by the terms of such plan or agreement as in effect immediately prior to the effective time of the merger.

     Pursuant to the terms of the merger agreement, employees of MP3.com and its subsidiaries who continue their employment after the effective time of the merger will be given credit under each employee benefit plan, program, policy or arrangement of Vivendi Universal or any of its affiliates in which those employees are eligible to participate for all service with MP3.com or any predecessor employer (to the extent such credit was given by MP3.com) for purposes of eligibility, vesting, severance and vacation entitlement.

     The merger agreement provides that MP3.com will not permit the commencement of any offerings under its employee stock purchase plan that would commence on a date following the date of the merger agreement. With respect to any offering under the employee stock purchase plan that is in effect immediately prior to the effective time of the merger, each participant's accumulated payroll deductions will be used to purchase MP3.com common shares immediately prior to the effective time of the merger in accordance with the terms of the employee stock purchase plan. The employee stock purchase plan will be terminated at the effective time of the merger.

     Vivendi Universal and MP3.com have agreed that unvested, in-the-money options held by some of MP3.com's executives, including Mr. Richards, Mr. Ouyang, Mr. Kostello, Mr. Oien and Mr. Sheiner, will become fully vested and exercisable immediately prior to the effective time of the merger, and that those executives may elect the portion of the shares subject to such options desired to be converted into cash and the portion of such shares desired to be converted into Vivendi Universal ordinary shares at the effective time of the merger, all in accordance with the procedures generally applicable to other MP3.com

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

stockholders; provided, that the executive unconditionally exercises such options effective immediately prior to the effective time of the merger.

     The merger agreement provides for the establishment of a cash retention pool of up to $13,000,000. Employees of MP3.com on the effective date of the merger, other than Mr. Robertson, Mr. Richards and Mr. Ouyang, will be eligible to receive payment from the retention pool. Payments from the retention pool will be made in a lump sum within three days of the effective time of the merger, other than with respect to Mr. Kostello, Mr. Oien and Mr. Sheiner, who will each receive 50% of their retention payment within three days of the effective time of the merger and, if still employed by the surviving corporation, 25% of their retention payment on each of the first and second anniversaries of the effective time of the merger.

     Vivendi Universal also agreed that, if it offers a one-year written employment agreement to any employee of MP3.com or the surviving corporation, the employment agreement will be in the form previously agreed to by Vivendi Universal and MP3.com (as described in "Interests of Certain Persons in the Merger -- Employment Agreements -- Form of One-Year Employment Agreements" on page 41).

  Conversion of Stock Options

     Under the merger agreement, each option to acquire MP3.com common stock that is outstanding at the effective time of the merger will remain outstanding and be assumed by Vivendi Universal. Each option to acquire MP3.com common stock will be amended and converted into an option to acquire, on the same terms and conditions as were applicable under such option, the number of Vivendi Universal ordinary shares (rounded down to the nearest whole share) equal to the product of:

     - the number of MP3.com common shares subject to the option immediately prior to the effective time of the merger; and

     - the "exchange ratio", at an exercise price per Vivendi Universal ordinary share equal to the exercise price per MP3.com common share otherwise purchasable pursuant to the option immediately prior to the effective time of the merger divided by the "exchange ratio". The "exchange ratio" is obtained by dividing $5.00 by the average per share closing price of Vivendi Universal ADSs on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately preceding the date of the special meeting.

     Under the terms of outstanding stock option agreements issued under MP3.com's stock option plans, if there is a change in control (as defined in the stock option plans) and, within one month prior to or 18 months after the date of the change in control, the option holder is involuntarily terminated other than for death, disability or cause (as defined in the option agreement), or if the option holder terminates his or her employment due to a constructive termination (as defined in the option agreement), then outstanding options will become fully vested and immediately exercisable.

  Indemnification; Directors' and Officers' Insurance

     The merger agreement provides that all rights to indemnification for acts and omissions occurring at or before the effective time of the merger existing in favor of the current and former directors and officers of MP3.com and its subsidiaries as provided in their respective articles of organization or by-laws, and any existing indemnification agreements with MP3.com the existence of which do not breach the merger agreement will be assumed by the surviving corporation in the merger and that Vivendi Universal will cause these provisions to continue in full force and effect in accordance with their terms. The merger agreement also provides that for six years after the completion of the merger, Vivendi Universal will either maintain the directors' and officers' liability insurance policy in effect as of the date of the merger agreement for acts or omissions occurring at or before the effective time of the merger covering those persons who were, as of the date of the merger agreement, covered by that policy, or otherwise provide coverage for such people, on terms no less favorable than those in effect on the date of the merger agreement, provided that in either case Vivendi Universal will not be obligated to pay aggregate premiums in excess of 200% of the last annual premium paid by MP3.com, which was $1,937,400. If 200% of such

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

premium, or $3,874,800, would be exceeded, Vivendi Universal will obtain a policy with the greatest coverage available for a cost not exceeding $3,874,800.

ADDITIONAL COVENANTS

     The merger agreement also contains other covenants by Vivendi Universal and MP3.com, including a covenant to use reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the merger in the most expeditious manner practicable.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Each party's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions before completion of the merger:

     - the adoption of the merger agreement by holders of a majority of all outstanding shares of MP3.com common stock;

     - the approval for listing on the New York Stock Exchange, subject to official notice of issuance, of the shares of Vivendi Universal ADSs issuable to MP3.com stockholders and optionholders pursuant to the merger agreement;

     - the expiration or termination of any waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any similar law;

     - the effectiveness of, and the absence of any restraining order, injunction or other court order or decree or other legal restraint or prohibition in effect preventing completion of the merger; and

     - the absence of any stop order or proceeding seeking a stop order with respect to, the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

     In addition, the obligation of each party to complete the merger is further subject to the satisfaction or waiver of the following additional conditions:

     - the representations and warranties of the other party (except those representations and warranties of MP3.com specifically dealt with below) set forth in the merger agreement disregarding all qualifications and exceptions relating to materiality or material adverse effect, being true and correct as of the date of the merger agreement and as of the closing date as though made as of the closing date, except to the extent the representations and warranties expressly relate to a specific date, in which case on that date, and except to the extent that the facts or matters as to which the representations and warranties are not so true and correct, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the other party;

     - the other party having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

     - having received from its U.S. tax advisor on the closing date an opinion stating that the merger will qualify for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     In addition, Vivendi Universal's and the acquisition subsidiary's obligation to complete the merger is further subject to the satisfaction or waiver of the following conditions:

     - the representations and warranties of MP3.com regarding litigation being true and correct in all material respects as of the date of the merger agreement; and

     - the representations and warranties of MP3.com regarding the capital structure of MP3.com being true and correct as of the date of the merger agreement and as of the closing date, except to the extent such representations and warranties expressly speak as of an earlier date, in which case as of the earlier date.

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

     The merger agreement provides that a "material adverse effect" means, when used in reference to MP3.com or Vivendi Universal, any change, development, effect, event, condition, occurrence or state of facts that is materially adverse to the business, assets or results of operations or financial condition of such party and its subsidiaries, taken as a whole. However, there will be no material adverse effect to the extent that any state of facts, change, development, event, effect, condition or occurrence relates to:

     - the economy or securities markets in general;

     - the industries in which Vivendi Universal or MP3.com operate in general and not having a disproportionate effect on such party relative to most industry participants;

     - the announcement or existence of the merger agreement;

     - any claim, suit, action, proceeding or other litigation in respect of copyright infringement matters instituted or threatened against MP3.com following the announcement of the merger agreement;

     - any settlement or judgment with respect to litigation matters appearing on MP3.com's disclosure schedule; or

     - the failure by MP3.com to meet or exceed any third party or internal revenue, earnings or other financial estimates or projections, in and of itself.

TERMINATION

     The merger agreement may be terminated at any time prior to completion of the merger, even if the merger agreement has been adopted by MP3.com stockholders:

     - by mutual written consent of Vivendi Universal and MP3.com;

     - by either Vivendi Universal or MP3.com, if the merger has not been completed by November 30, 2001; provided that a party cannot terminate for this reason if such party's failure to perform any of its obligations under the merger agreement caused the delay;

     - by either Vivendi Universal or MP3.com, if there exists a final and nonappealable restraining order, injunction or other court order or decree or other legal restraint or prohibition preventing completion of the merger, provided that the party seeking to terminate shall have used reasonable efforts to prevent and remove the restraint;

     - by either Vivendi Universal or MP3.com, if MP3.com stockholders do not adopt the merger agreement at the special meeting; or

     - by either Vivendi Universal or MP3.com, if the other party has breached in any material respect any of its representations, warranties or covenants or other agreements contained in the merger agreement, which breach would result in a failure of a condition to the merger and cannot or has not been cured within 30 calendar days of notice.

EXPENSES

     The merger agreement provides that all fees and expenses incurred in connection with the merger agreement, the merger, the stockholder agreement and the other transactions contemplated by the merger agreement and the stockholder agreement will be paid by the party incurring those fees or expenses, except that expenses incurred in connection with the filing, printing and mailing of this proxy statement/ prospectus and the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, will be shared equally by Vivendi Universal and MP3.com.

AMENDMENT AND WAIVER

     The merger agreement provides that at any time prior to the completion of the merger the parties may amend the merger agreement by an instrument in writing signed by each party. In addition, the

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

merger agreement provides that at any time prior to the completion of the merger, a party may, by an instrument in writing signed by each party:

     - extend the time for the performance of the obligations or other acts of the other parties to the merger agreement;

     - waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

     - waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.

     However, after any required stockholder approval has been obtained, no amendment or waiver may be made which by law requires further approval or adoption by the stockholders without such further approval or adoption. Under
Section 251(d) of the General Corporation Law of the State of Delaware, no amendment to the merger agreement made after the adoption of the merger agreement by stockholders of a corporation may, without further approval by the stockholders, alter or change the merger consideration to be received by those stockholders, alter or change any term of the certificate of incorporation of the surviving corporation, or alter or change any terms and conditions of the merger agreement if the alteration or change would adversely affect the holders of any class or series of stock of the corporation.

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

                           THE STOCKHOLDER AGREEMENT

     On May 20, 2001, as an inducement to Vivendi Universal's entering into the merger agreement, Vivendi Universal entered into a stockholder agreement with some of MP3.com's principal stockholders, including Michael Robertson (Chairman and CEO), Robin Richards (President and a director) and Sequoia Capital, under which these stockholders agreed to vote shares representing more than 50% of the
outstanding MP3.com common stock as of [     ], 2001 in favor of the merger and
against any action that could impede the merger. A copy of the stockholder agreement is attached to this proxy statement/ prospectus as Annex B and is incorporated herein by reference.

AGREEMENT TO VOTE FOR THE MERGER

     Pursuant to the stockholder agreement, the stockholders agreed:

     - to vote their shares in favor of:

        -- adoption of the merger agreement;

        -- approval of the merger; and

        -- approval of the other transactions contemplated by the merger agreement,

     - to vote their shares against:

        -- any takeover proposal (as defined in the merger agreement); and

        -- any amendment to the MP3.com certificate of incorporation or by-laws or other proposal or transaction that would impede, frustrate, prevent or nullify any provision of the merger agreement, the merger or the other transactions contemplated by the merger agreement or change the voting rights of the capital stock of MP3.com;

     - not to sell, transfer, pledge, assign or otherwise dispose of their shares other than pursuant to the merger;

     - not to enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of their shares; and

     - not to directly or indirectly solicit, initiate or encourage or take any other action that could facilitate any inquiries or the making of any proposal that could lead to any takeover proposal, and not to enter into or participate in any discussions or negotiations or furnish information or cooperate in any way with any takeover proposal.

IRREVOCABLE PROXY

     Each stockholder irrevocably granted to and appointed Vivendi Universal and George E. Bushnell III, Philippe Germond and Gerard Ries, or any of them, and any individual designated in writing by any of them, as his, her or its proxy and attorney-in-fact to vote his, her or its shares:

     - in favor of:

        -- adoption of the merger agreement;

        -- approval of the merger; and

        -- approval of any other transactions contemplated by the merger agreement;

     - against any takeover proposal; and

     - against any amendment to the MP3.com certificate of incorporation or by-laws or any other proposal or transaction that would impede, frustrate, prevent or nullify any provision of the merger agreement, the merger or the other transactions contemplated by the merger agreement or change in any manner the voting rights of the capital stock of MP3.com.

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

OTHER AGREEMENTS

     In addition, the stockholders:

     - agreed to use all reasonable efforts to assist and cooperate with the other parties in doing all things necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement;

     - agreed not to issue any press release relating to the merger agreement, the merger or any other transaction contemplated by the merger agreement without the prior consent of Vivendi Universal;

     - consented to and approved the actions taken by the MP3.com board of directors in approving the merger agreement, the stockholder agreement, the merger and the other transactions contemplated by the merger agreement;

     - waived their appraisal rights under Delaware law; and

     - agreed to deliver an "affiliate" letter to Vivendi Universal, if applicable, prior to the closing date.

     The stockholder agreement terminates upon the earlier to occur of the effective time of the merger and the termination of the merger agreement.

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                                    TAXATION


     The following discussion sets forth the material United States federal income and French tax consequences of the merger generally applicable to holders of MP3.com common stock who participate in the merger. The following discussion assumes that holders of MP3.com common stock hold their MP3.com common stock as capital assets. This discussion does not address the tax consequences to holders of MP3.com stock in particular circumstances, such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that hold MP3.com stock as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar, or a non-U.S. holder (as defined below). This discussion also does not apply to holders who acquired their MP3.com common stock pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This discussion is based on the tax laws of France and the United States, including the Internal Revenue Code of 1986, as amended (the Code), published rulings and court decisions, as in effect on the date of this document, as well as the Convention Between the Government of the United States of America and the Government of the French Republic, all of which are subject to change or change in interpretation, possibly with retroactive effect.


     For purposes of this discussion, a "U.S. holder" is any beneficial owner of MP3.com common stock that is:

     - a citizen or resident of the United States;

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision of the United States;

     - an estate the income of which is subject to United States federal income tax without regard to its source; or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     For purposes of this discussion, an "eligible MP3.com stockholder" is a U.S. holder of MP3.com common stock that will not be a "five percent transferee stockholder" as defined in United States Treasury Regulation Section 1.367(a)-3(c)(5)(ii) or who enters into a five-year gain recognition agreement in the form provided in United States Treasury Regulation Section 1.367(a)-8(b). A five percent transferee stockholder is a person that holds MP3.com common stock and that will hold, immediately after the merger, directly or indirectly through attribution, at least five percent of the outstanding shares of Vivendi Universal capital stock by vote or by value.

     The discussion does not address any aspects of United States taxation of the merger other than federal income taxation or any aspects of French taxation of the merger other than income and capital taxation. Certain material United States federal income tax and French tax consequences of the ownership and disposition of Vivendi Universal ADSs are discussed in "Vivendi
Universal -- Taxation." Holders of MP3.com common stock are urged to consult their tax advisors regarding the United States federal, state and local and the French and other tax consequences of the merger and of owning and disposing of MP3.com common stock and Vivendi Universal ADSs.

THE MERGER -- FRENCH TAXATION

     A U.S. holder that is not a resident of France will not be subject to French tax on its transfer of MP3.com common stock in the merger, provided such U.S. holder does not have a permanent establishment or a fixed base in France to which the MP3.com common stock may be attributed.

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

THE MERGER -- UNITED STATES FEDERAL INCOME TAXATION


     It is a condition to the obligation of Vivendi Universal to consummate the merger that Vivendi Universal receive an opinion from its counsel, Cravath, Swaine & Moore, and it is a condition to the obligation of MP3.com to consummate the merger that MP3.com receive an opinion from its tax advisor, Ernst & Young LLP, in each case stating that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. The issuance of such opinions is conditioned, among other things, on the receipt by Cravath, Swaine & Moore and Ernst & Young LLP of representation letters from each of Vivendi Universal and MP3.com, in each case, in form and substance reasonably satisfactory to Cravath, Swaine & Moore and Ernst & Young LLP. Such opinions are not binding on the Internal Revenue Service (IRS) or the courts, and no assurance can be given that the IRS will not challenge the tax treatment of the merger. No ruling has been or will be sought from the IRS with regard to any of the tax consequences of the merger.



     Based on the representation letters from each of Vivendi Universal and MP3.com, which will be reconfirmed prior to the closing of the merger, it is the opinion of Cravath, Swaine & Moore and Ernst & Young LLP that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. The opinion is based on current law and assumes that the merger will be consummated in accordance with the merger agreement in its current form and as described in this proxy statement/prospectus, and that MP3.com will, and Vivendi Universal will cause MP3.com to, comply with the reporting requirements set forth in United States Treasury Regulation Section 1.367(a)-3(c)(6).



     The following material United States federal income tax consequences result from the treatment of the merger as a "reorganization" within the meaning of
Section 368(a) of the Code.


     Eligible MP3.com Stockholders Who Receive Only Vivendi Universal ADSs

     An eligible MP3.com stockholder that receives only Vivendi Universal ADSs in the merger will not recognize gain or loss with respect to the receipt of Vivendi Universal ADSs, except in respect of cash received in lieu of a fractional share, as described below. Such stockholder's aggregate tax basis in the Vivendi Universal ADSs received in the merger will be the same as its aggregate tax basis in the surrendered MP3.com common stock. An eligible MP3.com stockholder will include in its holding period of the Vivendi Universal ADSs its holding period of the surrendered MP3.com common stock.

     Eligible MP3.com Stockholders Who Receive Only Cash

     An eligible MP3.com stockholder that receives only cash in the merger will generally recognize gain to the extent the amount of cash received in the merger exceeds such stockholder's tax basis in MP3.com common stock, or loss to the extent such stockholder's tax basis in MP3.com common stock exceeds the amount of cash received in exchange for MP3.com common stock.

     Eligible MP3.com Stockholders Who Receive Vivendi Universal ADSs and Cash

     An eligible MP3.com stockholder that receives both Vivendi Universal ADSs and cash in the merger, without regard to any cash received in lieu of a fractional Vivendi Universal ADS, will recognize any gain (but not loss) realized but only to the extent of cash received in the merger. An eligible MP3.com stockholder who owns different blocks of MP3.com common stock, each with a different tax basis, must compute gain or loss separately for each block of such stock. Any loss realized on one block of MP3.com common stock may not be netted against gain realized on another block of such stock. Such stockholder's aggregate tax basis in the Vivendi Universal ADSs received in the merger will be the same as its aggregate tax basis in the surrendered MP3.com common stock, decreased by the amount of cash received in the merger and increased by the amount of gain recognized in the merger. An eligible MP3.com stockholder will include in its holding period of the Vivendi Universal ADSs its holding period of the surrendered MP3.com common stock. Cash received in lieu of a fractional Vivendi Universal ADS is treated separately, as discussed below.

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

     Cash Received in Lieu of Fractional Vivendi Universal ADSs

     An eligible MP3.com stockholder that receives cash in lieu of a fractional Vivendi Universal ADS will be treated as first having received a fractional Vivendi Universal ADS and then having exchanged the fractional Vivendi Universal ADS for cash in a redemption by Vivendi Universal. An eligible MP3.com stockholder will generally recognize gain (or loss) to the extent the cash received in lieu of a fractional Vivendi Universal ADS exceeds (or is less than) the ratable portion of its tax basis in the surrendered MP3.com common stock that is allocated to the deemed-received fractional Vivendi Universal ADS taking into account the adjustment in the tax basis, if any, resulting from the receipt of cash other than for fractional Vivendi Universal ADSs, as described above.

     Character of Gain or Loss

     Generally, gain or loss recognized with respect to MP3.com common stock surrendered in the merger will be capital gain or loss. Capital gain of a noncorporate U.S. holder will generally be subject to United States federal income tax at a maximum rate of 20% where the MP3.com common stock was held for more than one year. The deduction of any capital loss is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Information Reporting and Backup Withholding

     In general, gain with respect to cash received in the merger by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to you as may be required under applicable United States Treasury Regulations. Backup withholding at a maximum rate of 31% will apply to these payments if you fail to provide an accurate taxpayer identification number or fail to report all interest and dividends required to be shown on your federal income tax return. Some persons, such as corporations, are not subject to backup withholding. Depending on the type of person you are, you may qualify for exemption from backup withholding provided you comply with the procedure for obtaining the exemption.

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                     COMPARATIVE STOCK PRICES AND DIVIDENDS

     Vivendi Universal ADSs are listed for trading on the New York Stock Exchange under the symbol "V". MP3.com common stock is quoted on the Nasdaq National Market under the symbol "MPPP". The following table sets forth, for the periods indicated, the high and low sale prices per share of Vivendi Universal ADSs and MP3.com common stock on the New York Stock Exchange Composite Transaction Tape and the Nasdaq National Market, respectively. No dividends were paid by Vivendi Universal or MP3.com during any period indicated below. For current price information, MP3.com stockholders are urged to consult publicly available sources.

     The table below presents the New York Stock Exchange closing market price for Vivendi Universal ADSs, as reported on the New York Stock Exchange Composite Transaction Tape, and the last reported sale price of MP3.com common stock, as reported on the Nasdaq National Market. These prices are presented on two dates:

     - May 18, 2001, the last trading day before the public announcement of the signing of the merger agreement; and

     - July 5, 2001, the latest practicable date before the printing of this document.

     The exchange ratio, meaning the number of Vivendi Universal ADSs you will receive for each share of MP3.com common stock, will be the quotient of $5.00 divided by the average per share closing price of Vivendi Universal ADSs for the five trading days ending the trading day before the special meeting.

                                                                          MP3.COM       EQUIVALENT PER
                                               VIVENDI UNIVERSAL ADS    COMMON STOCK        SHARE
                                                    SHARE PRICE         SHARE PRICE        DATA(1)
                                               ---------------------    ------------    --------------
May 18, 2001.................................         $68.15               $3.01            $5.00
July 5, 2001.................................         $57.11               $4.86            $5.00

---------------
(1) Assuming, for purposes of calculating the exchange ratio, that the average per share closing price of Vivendi Universal ADSs for the five trading days ending the trading day before the special meeting equals the share price of Vivendi Universal ADSs set forth in the column headed "Vivendi Universal ADS Share Price".

MARKET PRICES

     The following table sets forth, for the periods indicated, the high and low per share sales prices of Vivendi Universal ordinary shares, Vivendi Universal ADSs and MP3.com common stock on the Paris Bourse, the New York Stock Exchange and the Nasdaq National Market, respectively. For periods before December 8, 2000, the columns headed "Vivendi Universal" set forth information for Vivendi, S.A. ordinary shares and Vivendi, S.A. ADSs, and for periods before September 2000, the high and low bids for Vivendi, S.A. ADSs are on the over-the-counter market. Each Vivendi, S.A. ADS represented one-fifth of a Vivendi, S.A. ordinary share, but to facilitate comparison, price information is shown as if each Vivendi, S.A. ADS represented one Vivendi, S.A. ordinary share. Prices are rounded to the nearest cent.

                                             VIVENDI
                                            UNIVERSAL
                                            ORDINARY            VIVENDI            MP3.COM
                                             SHARES          UNIVERSAL ADSs      COMMON STOCK
                                        -----------------   ----------------   ----------------
                                         HIGH       LOW      HIGH      LOW      HIGH      LOW
                                        -------   -------   -------   ------   -------   ------
1999
  First Quarter*......................   E87.13    E72.33   $101.65   $76.05        NA       NA
  Second Quarter*.....................    81.10     69.60     88.35    71.90        NA       NA
  Third Quarter.......................    83.70     65.05     86.25    68.75   $105.00   $23.31
  Fourth Quarter......................    92.95     61.10     94.40    66.25     64.63    25.00

                                             VIVENDI
                                            UNIVERSAL
                                            ORDINARY            VIVENDI            MP3.COM
                                             SHARES          UNIVERSAL ADSs      COMMON STOCK
                                        -----------------   ----------------   ----------------
                                         HIGH       LOW      HIGH      LOW      HIGH      LOW
                                        -------   -------   -------   ------   -------   ------
2000
  First Quarter.......................  E150.00    E79.10   $142.50   $81.25    $40.13   $15.00
  Second Quarter......................   122.00     85.30    128.75    81.25     22.50     6.50
  Third Quarter.......................    97.10     80.30     91.85    70.00     14.38     3.75
  Fourth Quarter......................    89.65     68.60     77.50    50.00     10.75     2.34
2001
  First Quarter.......................   E82.00    E61.20    $76.00   $54.30     $6.13    $1.56
  Second Quarter......................    79.70     61.60     69.73    54.85      5.00     1.50
  Third Quarter (through July 5,
     2001)............................    71.50     67.75     61.01    56.80      4.89     4.85

---------------
* Restated for a 3 for 1 stock split on May 11, 1999.

DIVIDENDS

Vivendi Universal

     The table below sets forth the total dividends paid per Vivendi, S.A. ordinary share and Vivendi, S.A. ADS in respect of 1996 to 1999 and per Vivendi Universal ordinary share and Vivendi Universal ADS in respect of 2000. The amounts shown exclude the avoir fiscal, a French tax credit described under "Vivendi Universal -- Taxation". Vivendi Universal pays annual dividends in respect of its prior fiscal year. The company has rounded dividend amounts to the nearest cent.

                                                       DIVIDEND PER ORDINARY SHARE    DIVIDEND PER ADS
                                                       ---------------------------    ----------------
                                                                  E (1)                    $ (2)
1996*................................................             0.61                      0.14
1997*................................................             0.76                      0.17
1998*................................................             0.92                      0.17
1999.................................................             1.00                      0.22
2000**...............................................             1.00                      0.89

---------------
*  Restated for a 3 for 1 stock split which occurred on May 11, 1999.

** Prior to December 8, 2000, each Vivendi, S.A. ADS represented one-fifth of a
   Vivendi, S.A. ordinary share, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share.

(1) Until 1999 (until the dividend for the year ended December 31, 1998), Vivendi, S.A. paid dividends in French francs. Amounts in French francs have been translated at the official fixed exchange rate of E1.00 = FF6.55957.

(2) Translated solely for convenience into dollars at the noon buying rates on the respective dividend payments date, or on the following business day if such date was not a business day in the United States. The noon buying rate may differ from the rate that may be used by the depositary to convert euros to dollars for the purpose of making payments to holders of ADSs.

MP3.com


     MP3.com has not paid cash dividends to its stockholders.

                DESCRIPTION OF VIVENDI UNIVERSAL ORDINARY SHARES

GENERAL

     As of June 28, 2001, there were 1,085,675,856 Vivendi Universal authorized and outstanding ordinary shares. Vivendi Universal's statuts provide that ordinary shares may be held in registered or bearer form, at the option of the shareholder, as discussed under "Form, Holding and Transfer".

OWNERSHIP OF VIVENDI UNIVERSAL ORDINARY SHARES BY NON-FRENCH PERSONS

     The French commercial code currently does not limit the right of non-residents of France or non-French persons to own and vote ordinary shares of French companies. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in a French company. Under existing administrative rulings, ownership of 20% or more of a company's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

     - the acquiring party's intentions;

     - the acquiring party's ability to elect directors; and

     - financial reliance by the French company on the acquiring party.

VOTING, DIVIDEND AND LIQUIDATION RIGHTS

  Voting Rights

     In general, each Vivendi Universal ordinary share will carry the right to cast one vote in shareholder elections. However, Vivendi Universal's statuts will adjust the voting rights of shareholders who own in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place.

  Dividend Rights

     Vivendi Universal may pay dividends only out of its "distributable profits", plus any amounts held in its reserve that the shareholders decide to make available for distribution. These amounts may not include amounts specifically required to be held in reserve by law or the statuts. Distributable profits consist of the unconsolidated net profit generated in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts made pursuant to law or the statuts.

     Legal Reserve. The French commercial code provides that French societe anonymes such as Vivendi Universal must allocate 5% of their unconsolidated statutory net profit each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve of any company subject to this requirement may be distributed to shareholders only upon liquidation of the company.

     Approval of Dividends. Under the French commercial code, a company's board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If a company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, its board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval, unless the distribution is of shares. Vivendi Universal generally does not, and it does not anticipate that it will, pay interim dividends.

     Distribution of Dividends. Dividends will be distributed to shareholders pro rata in accordance with the nominal value of ordinary shares held. In the case of interim dividends, distributions will be payable to shareholders on the date of the management board meeting at which the distribution of interim dividends is approved. The actual dividend payment date will be decided by the shareholders in an ordinary general meeting (or by the board of directors in the absence of such a decision by the shareholders).

     Timing of Payment. Under the French commercial code, Vivendi Universal must pay any dividends approved by the board of directors or shareholders within nine months of the end of its fiscal year unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

  Liquidation Rights

     If Vivendi Universal is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of its ordinary shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

PREFERENTIAL SUBSCRIPTION RIGHTS

     Under the French commercial code, if Vivendi Universal issues additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by Vivendi Universal for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require Vivendi Universal to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of Vivendi Universal by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Paris Bourse.

     A two-thirds majority of the Vivendi Universal ordinary shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

FORM, HOLDING AND TRANSFER

  Form of Shares

     Vivendi Universal's statuts provide that the Vivendi Universal ordinary shares may be held in registered or bearer form. In accordance with French securities law, shareholders' ownership rights, whether in registered or bearer form, are represented by book entries instead of share certificates.

  Holding of Shares

     Vivendi Universal maintains a share account with Sicovam for all Vivendi Universal ordinary shares in registered form, which is administered by BNP Paribas. In addition, Vivendi Universal maintains separate accounts in the name of each shareholder either directly, or, at a shareholder's request, through the shareholder's accredited intermediary (for example, a French broker, bank or financial institution registered as such). Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. BNP

Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

     Vivendi Universal ordinary shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are recorded in an account that the accredited intermediary maintains with Sicovam, as no other company is authorized to act as central depositary. That account is separate from Vivendi Universal's share account for pure registered Vivendi Universal ordinary shares with Sicovam. Each accredited intermediary maintains a record of Vivendi Universal ordinary shares held through it and issues physical certificates of registration representing Vivendi Universal ordinary shares held in bearer form for the Vivendi Universal ordinary shares that it holds. Vivendi Universal ordinary shares held in bearer form may be transferred only through accredited intermediaries and Sicovam. Vivendi Universal may ask Sicovam for the identity of the holders of its ordinary shares or other securities granting immediate or future voting rights, held in bearer form, with the number of shares or other securities so held.

  Transfer of Shares

     Vivendi Universal's statuts do not contain any restrictions on the transfer of Vivendi Universal ordinary shares. Registered Vivendi Universal ordinary shares must be converted into bearer form before being transferred on the Paris Bourse and, accordingly, must be recorded in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Paris Bourse, a tax assessed on the price at which the securities are traded, or impot sur les operations de bourse, is payable at the rate of 0.3% on transactions of up to E152,449.02 and at a rate of 0.15% for larger trades. This tax is subject to a rebate of E22.87 per transaction and a maximum assessment of E609.80 per transaction. Nonresidents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs in France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

ANTI-TAKEOVER EFFECTS

     The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as Vivendi Universal, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify Vivendi Universal within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers (CMF) within five trading days of the date it crosses these thresholds.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

     Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

     To permit holders to give the required notice, Vivendi Universal is required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, Vivendi Universal is required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a E18,293.88 fine.

                     DESCRIPTION OF VIVENDI UNIVERSAL ADSS

AMERICAN DEPOSITARY SHARES

     As of June 28, 2001, there were 122,321,258 Vivendi Universal authorized and outstanding ADSs. The depositary will issue the Vivendi Universal ADSs, which will be evidenced by Vivendi Universal ADRs. Vivendi Universal ordinary shares can be deposited with BNP Paribas, Societe Generale or Credit Lyonnais, as custodian, pursuant to the deposit agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as amended and restated as of December 8, 2000, among Vivendi Universal, The Bank of New York, as depositary, and you as a Vivendi Universal ADR holder. Each Vivendi Universal ADS will represent one Vivendi Universal ordinary share. Each Vivendi Universal ADS also will represent any securities, cash or other property deposited with the depositary but not distributed by it directly to you.

     The depositary's corporate trust office is located at 101 Barclay Street, New York, NY 10286. Its principal executive office is located at One Wall Street, New York, NY 10286.

     You may hold Vivendi Universal ADSs either directly or indirectly through your broker or other financial institution. If you hold Vivendi Universal ADSs directly, by having an ADS registered in your name on the books of the depositary, you will be a Vivendi Universal ADR holder. Except as otherwise indicated, this description assumes you hold your Vivendi Universal ADSs directly. If you hold the Vivendi Universal ADSs through your broker or financial institution, you will be required to rely on the procedures of that broker or financial institution to assert the rights of a Vivendi Universal ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     Because the depositary actually will hold the Vivendi Universal ordinary shares, you will be required to rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the Vivendi Universal ADRs are governed by New York law.

     The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of Vivendi Universal ADR, which contains the terms of your Vivendi Universal ADSs. Copies of these documents are exhibits to the Form F-6 Registration Statement relating to the ADSs. A copy of the deposit agreement also will be on file with the depositary and the custodian and will be open for inspection by Vivendi Universal ADS holders during business hours.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     Vivendi Universal may make various types of distributions with respect to its securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Vivendi Universal ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying Vivendi Universal ordinary shares your Vivendi Universal ADSs represent.

     - Cash. The depositary will promptly convert any cash dividend or other cash distribution Vivendi Universal pays on the Vivendi Universal ordinary shares into U.S. dollars, if it can do so. If the depositary cannot convert the currency, the deposit agreement allows the depositary to distribute the distribution in the foreign currency, or hold the foreign currency it cannot convert for the account of the Vivendi Universal ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for interest.

     Before making a distribution, any withholding taxes that will be required to be paid under applicable law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. IF EXCHANGE RATES FLUCTUATE DURING A TIME WHEN THE

     DEPOSITARY CANNOT CONVERT THE FOREIGN CURRENCY, YOU MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

     - Shares. The depositary will distribute new Vivendi Universal ADRs evidencing any Vivendi Universal ordinary shares Vivendi Universal distributes as a dividend or free distribution. The depositary will distribute only whole Vivendi Universal ADRs. It will sell shares that would require it to issue a fractional Vivendi Universal ADR and distribute the net proceeds in the same way it does with cash. If additional Vivendi Universal ADRs are not distributed, the existing Vivendi Universal ADSs will also represent the new Vivendi Universal ordinary shares.

     - Rights to receive additional shares. If Vivendi Universal offers its shareholders any rights to subscribe for additional shares or any other rights, the depositary will make these rights available to you if it can do so. If the depositary makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and issue Vivendi Universal ADRs to you. It will exercise rights only if you pay it the exercise price and any other charges the rights require you to pay. If the depositary cannot make such rights available to you, it will dispose of such rights on your behalf and make the net proceeds available to you, unless the depositary cannot dispose of such rights, in which case the rights will be allowed to lapse.

     - Other Distributions. The depositary will send to you anything else Vivendi Universal distributes on deposited securities, after deduction or upon payment of any fees and expenses of the depositary or any taxes or other governmental charges.

     Before the depositary distributes any ADRs, rights or other property to holders of Vivendi Universal ADSs, Vivendi Universal must instruct it to do so and provide reasonably satisfactory evidence that it is legal to do so. Vivendi Universal has agreed with the holders of ADRs to take all actions necessary (including providing the required instructions and evidence to the depositary) to cause the distribution to you of all shares, rights and anything else distributed to the holders of the Vivendi Universal ordinary shares to the same extent and in the same form as any distributions made to the holders of Vivendi Universal ordinary shares, except that you will receive Vivendi Universal ADRs upon any distribution of Vivendi Universal ordinary shares and you will receive distributions of cash to the extent provided above. Vivendi Universal has agreed with the holders of ADRs to register the Vivendi Universal ADRs, shares, rights or other securities to be distributed under applicable laws, if required thereunder, and to take all other actions necessary to permit those distributions to be made. Vivendi Universal has agreed with the holders of ADRs that it will not make any distributions to the holders of Vivendi Universal ordinary shares, or offer to the holders of Vivendi Universal ordinary shares any rights to subscribe for additional shares or other securities, unless the distribution or offer will also be made substantially contemporaneously to the holders of the Vivendi Universal ADSs and any rights can be exercised by you on substantially the same terms as rights offered to holders of ordinary shares as required by the provisions described above.

     There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate, or that such conversion can occur within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELATION

     The depositary will issue Vivendi Universal ADSs if you or your broker deposits Vivendi Universal ordinary shares or evidence of rights to receive shares with the custodian. In the case of Vivendi Universal ADSs issuable in the merger, the depositary will issue the ADSs following deposit by Vivendi Universal with the custodian of the Vivendi Universal ordinary shares underlying those ADSs.

     Vivendi Universal ordinary shares deposited in the future with the custodian will be required to be accompanied by certain documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

     The custodian will hold all deposited Vivendi Universal ordinary shares for the account of the depositary. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited Vivendi Universal ordinary shares and not distributed as provided in the deposit agreement. The deposited Vivendi Universal ordinary shares and any such additional items are referred to as "deposited securities".

     Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and expenses and any charges of the depositary and any taxes such as stamp taxes or stock transfer taxes or other fees or charges owing, the depositary will issue Vivendi Universal ADRs in the name of the person entitled to them evidencing the number of Vivendi Universal ADSs to which that person is entitled. Certificated Vivendi Universal ADRs will be delivered at the depositary's corporate trust office to the persons you request.

     When you turn in your Vivendi Universal ADSs at the depositary's corporate trust office, the depositary will, upon payment of certain applicable fees and expenses, charges and taxes, and upon receipt of proper instructions, deliver the underlying Vivendi Universal ordinary shares to an account designated by you and maintained by Vivendi Universal, in the case of Vivendi Universal ordinary shares in registered form, or transfer the Vivendi Universal ordinary shares to an account of an accredited financial institution on your behalf, in the case of Vivendi Universal ordinary shares in bearer form. The Vivendi Universal ordinary shares underlying the ADSs issued in connection with the merger will be in bearer form.

     The depositary may close the transfer books, at any time or from time to time, when deemed advisable by it in connection with the performance of its duties. However, when it does so, Vivendi Universal ADR holders retain the right to cancel their ADRs and withdraw the underlying deposited securities at any time subject only to:

     - temporary delays caused by the closing of the transfer books of the depositary or Vivendi Universal or the deposit of Vivendi Universal ordinary shares in connection with voting at a shareholders' meeting, or the payment of dividends (it is not aware of any statutory or regulatory limit to the length of time during which Vivendi Universal or the depositary can close its respective transfer books in connection with these activities; however, as indicated, we expect that any delay in canceling ADRs and withdrawing the underlying Vivendi Universal ordinary shares to be temporary);

     - the payment of fees, taxes and similar charges; or

     - compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of underlying deposited securities.

     The right of Vivendi Universal ADS holders to withdraw underlying deposited securities may not be limited by any other provision of the deposit agreement.

VOTING RIGHTS

     In general, each Vivendi Universal ADS carries the right to cast one vote on matters on which holders of Vivendi Universal ordinary shares may vote. However, in the case where a quorum of less than 60% is present at a shareholders' meeting, Vivendi Universal's statuts adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. If you hold ADSs directly or indirectly through a broker or financial institution, this formula will not be applicable to you if you represent when you vote that you do not own in excess of 2% of the total voting power of Vivendi Universal (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer). If you own more than 2% (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer), you will need to contact the depositary in order to vote; the depositary will forward to Vivendi Universal the information necessary to allow you to vote. The voting instructions that will be furnished to you will explain these procedures.

     If you are a Vivendi Universal ADS holder, the depositary will provide you with voting instructions upon its receipt of notice of the meeting, and you may instruct the depositary how to exercise the voting rights for the Vivendi Universal ordinary shares underlying your Vivendi Universal ADSs. Upon receipt of notice of any meeting of holders of Vivendi Universal ordinary shares or other deposited securities sent by Vivendi Universal, the depositary will mail, at Vivendi Universal's expense, the notice to the Vivendi Universal ADR holders as soon as practicable. The notice will contain an English version of the notice received from Vivendi Universal and an English translation of any materials provided to Vivendi Universal ordinary shareholders, or in some cases, English equivalents of those materials, and will describe how you, on or before a certain date, may instruct the depositary to exercise the voting rights for the Vivendi Universal ordinary shares underlying your Vivendi Universal ADSs, including a statement as to how Vivendi Universal ordinary shares for which the depositary receives incomplete voting instructions will be voted. For instructions to be valid, the depositary will be required to receive them on or before the date specified. The depositary will vote or have its agents vote the shares or other deposited securities as you instruct and only as you instruct. The depositary will not itself exercise any voting discretion.

     Vivendi Universal has agreed to deliver voting materials to the depositary sufficiently in advance of the meeting to enable the depositary to deliver voting materials to you, such that you will have sufficient time to give the depositary voting instructions. If you hold Vivendi Universal ADSs through a broker, dealer or other intermediary, however, Vivendi Universal cannot guarantee that your intermediary will send you voting materials in time for you to exercise your voting rights. The depositary will not charge Vivendi Universal ADS holders for submitting voting instructions as ADS holders to the depositary in connection with shareholders' meetings.

RECORD DATES

     The depositary will fix the dates for determining which of the Vivendi Universal ADS holders will be entitled:

     - to receive a cash dividend or other distribution;

     - to give instructions for the exercise of voting rights at a meeting of holders of Vivendi Universal ordinary shares or other deposited securities; and

     - to give instructions for granting approvals for proposed amendments to the deposit agreement;

all subject to the provisions of the deposit agreement.

REPORTS AND OTHER COMMUNICATIONS

     The depositary will deliver to all holders of Vivendi Universal ADSs English translations of all notices and any other communications and reports, including proxy materials, delivered to the holders of the Vivendi Universal ordinary shares or, in some cases, English equivalents of those documents. In addition, Vivendi Universal will notify the depositary, and the depositary will notify the Vivendi Universal ADS holders, of any meeting of Vivendi Universal's shareholders or Vivendi Universal ADS holders, or of any adjourned meeting, provided that the depositary receives notice of such meeting from Vivendi Universal. The depositary will make available for inspection, at its corporate trust office, English translations of all communications and reports that Vivendi Universal makes available for inspection by holders of Vivendi Universal ordinary shares or, in some cases, English equivalents of those documents. Vivendi Universal has agreed to provide the depositary sufficient copies of all documents required to be delivered or made available to permit the depositary to satisfy these obligations.

     The depositary will also make available for inspection at its corporate trust office books, including the list of holders of receipts, for the registration and transfer of receipts by the Vivendi Universal ADS holders, provided that the inspection is not for the purpose of communicating with Vivendi Universal ADS holders in the interest of a business or object other than Vivendi Universal's business or is for a matter related to the deposit agreement or the Vivendi Universal ADSs.

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

FEES AND EXPENSES

     Vivendi Universal ADS holders may be charged a fee for each issuance of Vivendi Universal ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of Vivendi Universal ADSs, including if the deposit agreement terminates. The fee in each case shall not be in excess of U.S.$5.00 for each 100 Vivendi Universal ADSs (or any portion thereof) issued or surrendered. Vivendi Universal ADS holders or persons depositing shares may also be charged for the following expenses:

     - stock transfer and other taxes and governmental charges;

     - cable, telex and facsimile transmission and delivery charges;

     - transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

     - expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

     - a fee not in excess of U.S.$0.02 per Vivendi Universal ADS (or portion thereof) for any cash distribution, except for distributions of cash dividends.

     Vivendi Universal will pay all other charges and expenses of the depositary, including all fees and expenses related to the issuance of ADSs in the merger, and any agent of the depositary (except the custodian) pursuant to agreements entered into from time to time by Vivendi Universal and the depositary. The fees described above may be amended from time to time.

PAYMENT OF TAXES

     You will be required to pay any tax or other governmental charge payable by the custodian or the depositary on any Vivendi Universal ADS or ADR, deposited security or distribution. If you owe any tax or other governmental charge, the depositary may deduct the amount of that tax or charge from any cash distribution or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, you will remain liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may refuse to effect any transfer of a Vivendi Universal ADS or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations) until such payment is made. If the depositary sells the deposited securities, it will, if appropriate, reduce the number of Vivendi Universal ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes. The depositary will use reasonable efforts to assist eligible U.S. residents who request assistance, in recovering amounts to which they may be entitled under some provisions of French law relating to the payment of dividends, including excess withholding and amounts in respect of the avoir fiscal. See "Vivendi Universal -- Taxation".

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

     If Vivendi Universal takes certain actions that affect the deposited securities, including (1) any change in nominal value or par value, split-up, consolidation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation or sale of Vivendi Universal's assets, then the shares or other securities received by the depositary will become deposited securities. Any cash received by the depositary will be distributed to the extent described above. Each Vivendi Universal ADR will automatically represent its equal share of cash (until distributed) or the new deposited securities, unless additional Vivendi Universal ADRs are distributed pursuant to the following sentence. The depositary may execute and deliver additional Vivendi Universal ADRs, as in the case of a distribution of ordinary shares, or ask you to surrender your outstanding Vivendi Universal ADRs in order to provide you with new Vivendi Universal ADRs specifically describing the new deposited securities.

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

AMENDMENT AND TERMINATION

     In general, Vivendi Universal may agree with the depositary to amend the deposit agreement and the Vivendi Universal ADSs without your consent. However, holders of a majority of the Vivendi Universal ADSs must approve in writing any amendment that materially and adversely affects their rights or, with respect to specified provisions of the deposit agreement, any amendment that is adverse to them. Notwithstanding the foregoing, ADS holders do not have the right to approve:

     - amendments that are necessary to comply with any applicable laws or regulations, Vivendi Universal's statuts or the rules and regulations of the stock exchange on which the ADSs are listed;

     - amendments to increase the fees or charges that the depositary may charge to you; and

     - amendments to change the number of Vivendi Universal ordinary shares that are represented by each ADS.

     In situations where no approval is required, Vivendi Universal ADS holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of Vivendi Universal ADS holders. If a Vivendi Universal ADS holder continues to hold Vivendi Universal ADSs after being so notified, such holder will be deemed to have agreed to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

     No amendment will impair your right to surrender your Vivendi Universal ADSs and receive the underlying securities, except in order to comply with an applicable law.

     The depositary will terminate the deposit agreement if Vivendi Universal asks it to do so. Vivendi Universal can only do so if the deposited securities are listed on the NYSE or the Nasdaq National Market prior to that termination. The depositary may also terminate the deposit agreement if the depositary has told Vivendi Universal that it would like to resign and Vivendi Universal has not appointed a new depositary bank within 90 days. In that event, Vivendi Universal will use its reasonable best efforts to either:

     - enter into a successor depositary agreement having terms no less favorable to the holders of Vivendi Universal ADSs than the previous depositary agreement; or

     - cause the Vivendi Universal ordinary shares or other deposited securities (which will be distributed to ADS holders upon surrender of their ADSs) to be listed on the NYSE or the Nasdaq National Market.

     The depositary will be required to notify you at least 90 days before termination.

     After termination, the depositary and its agents will be required only to collect dividends and other distributions on the deposited securities and deliver ordinary shares and other deposited securities upon cancelation of Vivendi Universal ADSs. After one year from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the Vivendi Universal ADS holders that have not surrendered their Vivendi Universal ADSs. It will not invest the money and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash. After termination Vivendi Universal's only obligations under the deposit agreement will be with respect to indemnification and to pay certain amounts to the depositary.

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

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO VIVENDI UNIVERSAL ADS HOLDERS

     The deposit agreement expressly limits the obligations and liability of the depositary and its agents. Neither the depositary nor any of its agents will be liable if it:

     - is prevented from or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities and acts of God;

     - exercises or fails to exercise discretion under the deposit agreement;

     - performs its obligations without negligence or bad faith;

     - takes any action or fails to take any action based on advice or information provided by legal counsel, accountants, any person presenting Vivendi Universal ordinary shares for deposit, any holder or any other qualified person; or

     - relies on any documents it believes in good faith to be genuine and to have been properly executed.

     The deposit agreement limits Vivendi Universal's liability and obligations, and those of Vivendi Universal's agents, in the same way.

     Neither the depositary nor Vivendi Universal, nor their respective agents, will be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs that in the opinion of Vivendi Universal or the depositary, respectively, may lead it to incur expense or liability, unless indemnity satisfactory to it against all expenses (including fees and disbursements of counsel) and liability is furnished as often as it requires.

     The depositary will not be responsible for a failure to carry out instructions to vote the deposited securities (provided it performs its obligations in good faith), the matter on which any vote is cast or the effect of the vote.

     The depositary may own and deal in any class of Vivendi Universal securities.

DISCLOSURE OF INTEREST IN VIVENDI UNIVERSAL ADSS

     Vivendi Universal may from time to time request Vivendi Universal ADS holders to provide information as to the capacity in which the holders own or owned Vivendi Universal ADSs and regarding the identity of any other persons then or previously interested in the Vivendi Universal ADSs as to the nature of such interest and various other matters. The depositary will use reasonable efforts to comply with written instructions received from Vivendi Universal requesting that the depositary forward any such requests to the Vivendi Universal ADS holders and to forward to Vivendi Universal any responses to such requests received by the depositary.

     Each Vivendi Universal ADS holder will be required to comply with Vivendi Universal's statuts, as they may be amended from time to time, and French law, if applicable, with respect to the disclosure requirements regarding ownership of Vivendi Universal's shares, all as if such ADSs were, for this purpose, the Vivendi Universal ordinary shares represented thereby. For a description of provisions of French law and Vivendi Universal's statuts that impose disclosure obligations, see "Description of Vivendi Universal Ordinary
Shares -- Anti-Takeover Effects", and "Comparison of Shareholder
Rights -- Anti-Takeover Provisions". In order to facilitate compliance with those requirements, Vivendi Universal ADS holders will be required to deliver any required information to the depositary and Vivendi Universal. Vivendi Universal will, as soon as practicable, forward the information, if applicable, to the CMF or other French authorities.

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

REQUIREMENTS FOR DEPOSITARY ACTIONS

     Before the depositary will issue or register transfer of an ADR, make a distribution on an ADR, or make a withdrawal of shares, the depositary may require:

     - payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     - production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     - compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver, transfer, or register transfers of Vivendi Universal ADRs generally when the books of the depositary or Vivendi Universal are closed, or at any time if the depositary deems it advisable to do so.

     You will have the right to cancel your Vivendi Universal ADSs and withdraw the underlying Vivendi Universal ordinary shares at any time except in circumstances in which the depositary may restrict the withdrawal of deposited securities. See "-- Deposit, Withdrawal and Cancelation".

PRE-RELEASE OF ADRS

     In certain circumstances, subject to the provisions of the deposit agreement, the depositary may issue Vivendi Universal ADRs before deposit of the underlying Vivendi Universal ordinary shares. This is called a pre-release of the Vivendi Universal ADRs. The depositary may also deliver Vivendi Universal ordinary shares upon cancelation of pre-released Vivendi Universal ADRs (even if the Vivendi Universal ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Vivendi Universal ordinary shares are delivered to the depositary. The depositary may receive Vivendi Universal ADRs instead of Vivendi Universal ordinary shares to close out a pre-release. The depositary may pre-release Vivendi Universal ADRs only under the following conditions:

     - before or at the time of the pre-release, the party to whom the pre-release is being made must:

        -- represent to the depositary in writing that it or its customer owns the shares or Vivendi Universal ADRs to be deposited;

        -- assign all beneficial ownership of the shares or Vivendi Universal
           ADRs to the depositary; and

        -- agree to not take any action with respect to the shares or Vivendi
           Universal ADRs that is inconsistent with the transfer of beneficial ownership;

     - the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

     - the depositary must be able to close out the pre-release on not more than five business days' notice.

     In addition, the depositary will limit the number of Vivendi Universal ADRs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it deems it appropriate to do so.

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

                        COMPARISON OF SHAREHOLDER RIGHTS

     The rights of MP3.com stockholders are governed by the General Corporate Law of the State of Delaware, which we refer to as "Delaware law", and the provisions of MP3.com's amended and restated certificate of incorporation (charter) and amended and restated by-laws. The rights of Vivendi Universal shareholders are governed by the French commercial code and by the provisions of Vivendi Universal's statuts. The following is a summary of the material differences between the rights of MP3.com stockholders and Vivendi Universal shareholders. These differences arise from differences between Delaware law and the French commercial code and between MP3.com's charter and by-laws and the statuts of Vivendi Universal. Upon completion of the merger, the rights of MP3.com stockholders who become holders of Vivendi Universal ADSs will be governed by the French commercial code and Vivendi Universal's statuts. For more complete information, you should read MP3.com's charter and by-laws and the Vivendi Universal statuts, as well as Delaware law and the French commercial code.

     MP3.com's charter and by-laws may be obtained without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 184. You should refer to "Description of Vivendi Universal ADSs" for a description of the Vivendi Universal ADSs and a discussion of the ways in which the rights of holders of Vivendi Universal ADSs may differ from those of holders of Vivendi Universal ordinary shares.

SIZE AND QUALIFICATION OF THE BOARD OF DIRECTORS

  MP3.com

     Under Delaware law, the charter document or by-laws of a corporation may specify the number of directors.

     The MP3.com board has six members. MP3.com's charter and by-laws provide that the number of directors will be set by the board of directors. The MP3.com by-laws provide that the directors will be divided into three classes, designated as Class I, Class II and Class III, respectively. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

  Vivendi Universal

     Vivendi Universal's statuts provide that the board of directors shall have:

     - not less than three nor more than 20 members, each of whom shall be elected by the shareholders at an ordinary shareholders' meeting, provided that the maximum number of board members will be reduced to 19 as of January 1, 2002 and will be reduced to 18 as of January 1, 2003; and

     - subject to certain conditions, one additional director who represents the employee-shareholders of the company and its affiliates.

     Vivendi Universal's statuts provide that a director must own at least 750 shares of the company for as long as he or she serves as a director.

     Vivendi Universal's statuts fix the term of reappointment of directors at four years. However, Vivendi Universal's statuts provide that no more than one-fifth of the directors may be 70 or older. No individual director may be over 75.

     The chairman of Vivendi Universal's board of directors is elected by the directors and must be a natural person. The chairman serves for the term determined by the board when the chairman is elected. Vivendi Universal's statuts also provide for a vice chairman, who may be elected by the board of directors upon proposal of the chairman.

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

REMOVAL OF DIRECTORS AND VACANCIES

  MP3.com

     Pursuant to MP3.com's charter, any director or the entire Board may be removed, with or without cause, by a majority of the shares then entitled to vote at an election of directors.

     The MP3.com by-laws provide that subject to applicable law and the rights of the holders of any series of preferred stock, and unless the board otherwise determines, vacancies from any cause, including removal, and newly created directorships resulting from an increase in the number of directors may be filled only by a majority vote of the remaining directors then in office, although less than a quorum. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the board shall be deemed to exist in the case of the death, removal or resignation of any director.

     If at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by Section 211 of the Delaware law.

  Vivendi Universal

     The members of the board of directors of Vivendi Universal may be removed prior to the expiration of their terms by a majority vote of the company's shareholders. Under the French commercial code, removal of members of the board of directors will not subject the company to liability unless the removed director shows that his or her removal was done in an injurious or vexatious manner.

     As required by the French commercial code, in the case of a vacancy resulting from the resignation or death of a member of the board of directors, the remaining members may fill the vacancy by appointing a new member of the board, subject to ratification by the shareholders at the next ordinary general meeting. The employee-shareholders representative on the board of directors loses his or her office in the case of a termination of his or her employment agreement or, as the case may be, if he or she ceases to be a shareholder. The vacancy of the employee-shareholder representative may be filled by the board of directors subject to ratification by the shareholders.

SHAREHOLDER NOMINATIONS AND PROPOSALS

  MP3.com

     The MP3.com by-laws provide that nominations of persons for election to the board and the proposal of business to be considered by the stockholders may be made at any annual meeting of the stockholders only:

     - pursuant to MP3.com's notice of meetings;

     - by or at the direction of the board; or

     - by any stockholder of record entitled to vote at such meeting who complies with the notice procedures described below.

     For nominations or other business to be properly brought before the annual meeting, a stockholder must deliver to the corporate secretary of MP3.com at the principal executive officers of MP3.com a written notice of the nomination or proposal not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. If the annual meeting is to be held more than 30 days prior to or after this anniversary date, notice must be so delivered not earlier than the close of business on

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

the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

     The MP3.com by-laws further provide that any such notice by a stockholder must set forth:

     - all information relating to each nominee required to be disclosed in a solicitation for proxies pursuant to the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

     - a brief description of any other business desired to be brought before a meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

     - the stockholder's name and address as it appears on MP3.com's books, the class and number of shares beneficially owned by such stockholder and a representation that such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees.

     In the event that the number of directors to be elected to the board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board made by MP3.com at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required hereunder shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the corporate secretary at the principal executive offices of MP3.com not later than the close of business on the 10th day following the day on which such public announcement is first made by MP3.com.

     In order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the Exchange Act.

  Vivendi Universal

     Under the French commercial code, shareholders can nominate individuals for election to a company's board of directors at an ordinary general shareholders' meeting if the election of directors is part of the agenda for the shareholders' meeting. However, under the French commercial code, shareholders cannot elect a new director at an ordinary general shareholders' meeting if the agenda for the meeting does not include the election of directors, unless such nomination is necessary to fill a vacancy due to the previous removal of a director. In any case, the nomination must contain the name, age, professional references and professional activity of the nominee for the past five years, if any, the occupation within the Company, as well as the number of the company's shares owned by such candidate, if any. This information must be made available to shareholders by the company's board of directors no less than 15 days before the meeting. If the agenda for the shareholder's meeting includes the election of members of the board of directors, any shareholder may nominate a candidate for election to the board at the shareholders' meeting, even if the shareholder has not followed established nomination procedures.

     Under the French commercial code, shareholders representing, individually or collectively, a specified percentage (which in any event will be no more than 5%) of a company's capital may request that a resolution they propose for adoption at a shareholder meeting be included in the agenda. This request must be made within 10 days of the publication of the initial notice of the shareholders' meeting in the BALO and may specify the reasons for the resolution. Properly submitted requests will be considered at the meeting. The French commercial code requires a company's board of directors to respond at the meeting to any questions submitted in writing by any shareholder.

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

SHAREHOLDERS' MEETINGS AND QUORUM

  MP3.com

     The MP3.com by-laws provide that annual meetings of stockholders shall be held on the date and time fixed by the board in the notice of such meeting, and that special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or a majority of the directors (regardless of vacancies). The board determines the time and place of such special meetings.

     The MP3.com by-laws provide that written notice of the date, time, place and purposes of each meeting of the stockholders must be mailed not less than ten days nor more than 60 days before the date of such meeting to each stockholder entitled to vote at such meeting. The by-laws also provide that special meetings shall be held not less than 35 nor more than 120 days after the date of the receipt of the proper request for such a meeting. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote as outlined above. If the notice is not given within 100 days after the receipt of the request, the person or persons properly requesting the meeting may set the time and place of the meeting and give the notice.

     The MP3.com by-laws provide that, except as otherwise provided by applicable law, at each meeting of the stockholders the presence in person or by proxy of the holders of a majority of the outstanding shares of stock entitled to vote at such meeting shall constitute a quorum for such meeting.

  Vivendi Universal

     Three types of shareholders' meetings exist under the French commercial code: ordinary, extraordinary and special. As required by the French commercial code, Vivendi Universal is required to hold an ordinary shareholders' meeting within six months of the end of the company's fiscal year to receive the board of directors' annual report and the statutory auditor's reports on the operations of, and the financial statements for, the company for the past fiscal year. An annual ordinary general meeting of the shareholders may also be held in order to, among other things, ratify transactions between the company and any member of its board of directors or any managing director, if any.

     All shareholders' meetings are held pursuant to an initial notice published in the BALO, the French official gazette, at least 30 days before the meeting takes place. This legal requirement applies to any company listed on the Paris Bourse. An additional notice of the meeting must be published in the BALO and in a newspaper authorized to publish legal announcements at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of quorum. The same notice must be sent to each registered shareholder and to the auditors of the company. If you will be a Vivendi Universal ADS holder, you will receive an English translation of these notices. In the event the board of directors fails to publish such notice or call a required meeting, a meeting may be convened by the company's statutory auditor or a court-appointed agent. A court may be requested to appoint an agent by:

     - one or more shareholders holding in the aggregate at least 5% of the company's capital, in the case of a general meeting, or 5% of a specific category of shares, in the case of a special meeting;

     - the Employee Committee in cases of emergency;

     - any interested party in cases of emergency;

     - so long as the company remains listed on the Paris Bourse, certain duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 2% of the voting rights of the Company; or

     - in a bankruptcy, the liquidator or court appointed agent may also call a shareholders' meeting in some instances.

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

Shareholders holding more than 50% of share capital or voting rights may also convene a shareholders' meeting after a public offer or a sale of a controlling stake of the share capital.

     A quorum for an ordinary general shareholders' meeting consists of holders of shares constituting at least one-fourth of the voting power of the company's outstanding shares entitled to vote at the ordinary meeting taking place. If no quorum exists, no quorum is required with respect to the meeting that takes place with the same agenda following an adjournment. A quorum for an extraordinary shareholders' meeting consists of the holders of shares constituting at least one-third of the voting power of the company's outstanding shares entitled to vote at the extraordinary meeting. If no quorum exists, the required quorum at the meeting following an adjournment is at least one-fourth of the voting power of the company's outstanding shares entitled to vote at the extraordinary meeting.

     A quorum for a special shareholders' meeting consists of the holders of shares constituting one half of the voting power of the company's outstanding shares entitled to vote at the special meeting. If no quorum exists, the required quorum is at least one-fourth of the voting power of outstanding shares entitled to vote at the special meeting following an adjournment. A majority of the votes cast is required to approve actions taken at an ordinary shareholders' meeting and a two-thirds majority is required to approve actions taken at an extraordinary shareholders' meeting or a special shareholders' meeting, except that unanimity is required to increase liabilities of shareholders.

     According to Vivendi Universal's statuts, the number of voting rights held by each shareholder at a general meeting shall be equal to the number of the voting rights attached to the shares owned by that holder, except that the voting rights of shareholders who own in excess of 2% of the total voting power of the company are adjusted to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place. Notwithstanding the foregoing, this limitation does not apply if a quorum equal or superior to 60% exists at a general meeting.

APPROVAL OF EXTRAORDINARY ACTIONS

  MP3.com

     Under Delaware law, fundamental corporate transactions (such as mergers, sales of all or substantially all of the corporation's assets and dissolutions) require the approval of the holders of a majority of the shares entitled to vote. Under the MP3.com charter and by-laws, amendments to the by-laws and certain provisions of the certificate of incorporation require the approval of 66 2/3% of all outstanding shares.

  Vivendi Universal

     Under the French commercial code, the fundamental transactions that require the approval of at least two-thirds of the votes cast include:

     - amendments to the statuts;

     - transfers of the company's registered office to a non-neighboring department;

     - increases or decreases of the company's registered capital;

     - eliminations of shareholders' pre-emptive rights with respect to any transactions that either immediately or with the passage of time would result in an increase in the registered capital;

     - authorizations of employee stock option and/or purchase plans; and

     - authorizations of mergers, spin-offs, dissolutions and dispositions of all or substantially all of the company's assets if the disposition would entail a modification of the company's corporate purpose.

     In addition, the transformation of a corporation into another type of legal entity requires, depending on the type of entity the company seeks to become, a unanimous vote, a three-fourths majority vote or a two-thirds majority vote of votes cast.

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SHAREHOLDER ACTION BY WRITTEN CONSENT

  MP3.com

     Under the MP3.com by-laws, no action of stockholders may be taken by written consent.

  Vivendi Universal

     The French commercial code does not permit shareholders to act by written consent outside a general shareholders' meeting.

PAYMENT OF DIVIDENDS

  MP3.com

     Delaware law generally permits dividends to be paid out of any surplus, defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors, which cannot be less than the aggregate par value of all issued shares of capital stock. Delaware law also permits a dividend to be paid out of the net profits of the current or the preceding fiscal year, or both, unless net assets are less than the capital represented by any outstanding preferred shares.

  Vivendi Universal

     Net income in each fiscal year, after deductions for depreciation and provisions, as increased or reduced, as the case may be, for profit or loss carried forward from prior years, less any contributions to legal reserves, constitutes the distributable profits (benefice distribuable) available for distribution to the shareholders of a French company as dividends, subject to requirements of French law and the company's statuts.

     Under the French commercial code, a company is required to allocate five percent of its net profits in each fiscal year to a legal fund until the amount in such reserve is equal to 10% of the nominal amount of the outstanding share capital. The legal reserve is distributable only upon the liquidation of the company.

     Except in the case of a decrease in share capital, no distribution may be made to shareholders if as a result of such distribution, the shareholders' equity would fall below the amount of the share capital increased by those reserves that may not be distributed according to applicable legal provisions or the company's statuts. The amount of dividends is fixed at the general shareholders' meeting at which the annual accounts are approved, following the recommendation of the board of directors. The methods of payment of dividends are determined by the general shareholders' meeting or by the board of directors in the absence of a decision by the shareholders.

     If the company has earned a profit since the end of the preceding fiscal year, as shown on an interim balance sheet certified by the company's auditors, the board of directors has the authority, subject to the French commercial code and regulations, to distribute interim dividends to the extent of such profit prior to the approval of the annual financial statements by the shareholders.

PREFERENTIAL SUBSCRIPTION RIGHTS

  MP3.com

     Under Delaware law, stockholders have no pre-emptive rights to subscribe for additional issues of stock or for any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation. The MP3.com charter does not provide for pre-emptive rights.

  Vivendi Universal

     Under the French commercial code, if a corporation issues shares or other securities that carry a right, directly or indirectly, to purchase equity securities issued by the corporation for cash, current

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shareholders have preferential rights to purchase those securities on a pro rata basis. Those rights entitle the individual or entity that holds them to subscribe for an issue of any securities that may increase the corporation's share capital for consideration consisting of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. The rights are listed on the Paris Bourse for the same period.

     A two-thirds majority of the votes cast at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

APPRAISAL RIGHTS

  MP3.com

     Delaware law provides for appraisal rights on the part of the stockholders of a corporation only in the case of specified mergers or consolidations. Moreover, unless the certificate of incorporation so provides, Delaware law does not provide for appraisal rights in connection with sales or transfers of all or substantially all of a corporation's assets, amendments to a corporation's certificate of incorporation or a merger or consolidation for stock listed on a national securities exchange or designated as a national market system security on The Nasdaq Stock Market or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders of the stock to receive, in exchange for their shares, any property other than shares of stock of the surviving corporation, shares of stock of any other corporation listed on a national securities exchange or designated as a national market system security on The Nasdaq Stock Market or held of record by more than 2,000 holders, cash instead of fractional shares or any combination of the foregoing. MP3.com's charter does not provide for appraisal rights in these circumstances.

     In addition, Delaware law denies appraisal rights to the stockholders of the surviving corporation in a merger if the merger did not require the approval of the stockholders of the surviving corporation. See "-- Approval of Extraordinary Actions".

  Vivendi Universal

     The French commercial code does not provide for appraisal rights. However, under the French commercial code, the stock exchange authorities may require a controlling shareholder (as defined under French law) of a listed company to launch a compulsory tender offer for the company's shares in certain instances, such as when the controlling shareholder decides to merge the company with another company, to change fundamentally the activities of the company or to discontinue dividends.

DUTIES OF THE BOARD OF DIRECTORS

  MP3.com

     Delaware law provides that the board of directors of a corporation has the ultimate responsibility for managing the corporations business and affairs. In discharging this function, directors of Delaware corporations owe fiduciary duties of care and loyalty to the corporations for which they serve as directors. Directors of Delaware corporations also owe fiduciary duties of care and loyalty to stockholders. Delaware courts have held that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them.

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

     A director of a Delaware corporation, in the performance of such director's duties, is fully protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

     Delaware law does not contain any statutory provision permitting the board of directors, committees of the board and individual directors, when discharging the duties of their respective positions, to consider the interests of any constituencies other than the corporation or its stockholders. It is unclear under the current state of development of the Delaware law the extent to which the board of directors, committees of the board and individual directors of a Delaware corporation may, in considering what is in the corporation's best interests or the effects of any action on the corporation, take into account the interests of any constituency other than the stockholders of the corporation. In addition, the duty of the board of directors, committees of the board and individual directors of a Delaware corporation may be enforced directly by the corporation or may be enforced by a stockholder, as such, by an action in the right of the corporation, or may, in certain circumstances, be enforced directly by a stockholder or by any other person or group.

  Vivendi Universal

     Vivendi Universal's statuts provide that the board of directors is vested with the fullest powers to act in any circumstance on the company's behalf, within the scope of the company's purpose and subject to those powers expressly attributed by the law to shareholders' meetings or to the chairman of the board of directors. In accordance with the amendments of the French Commercial Code dated May 16, 2001, Vivendi Universal's statuts may be amended in order to provide that the board of directors determines the main orientations given in the activities of the Company.

     Vivendi Universal's statuts provide that the chairman of the board of directors also serves as its president. Vivendi Universal's statuts further provide that the chairman/president is vested with the power to act in any circumstance on the company's behalf and to represent the company with respect to third parties, within the scope of the company's corporate purpose and subject to those powers expressly attributed by the French commercial code to shareholders' meetings or to the board of directors.

     Vivendi Universal's directors owe a duty of loyalty and care to the company. Members of Vivendi Universal's board of directors are held accountable, either individually or jointly, as applicable, to the company or to third parties for breaches of statutory or regulatory provisions applicable to public limited companies, for violations of the company's statuts and for mismanagement.

ANTI-TAKEOVER PROVISIONS

  MP3.com

     MP3.com is subject to the provisions of Delaware law described below regarding business combinations with interested stockholders because there is no opt-out provision in its charter with respect to these provisions.

     Section 203 of the Delaware law applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of "business combination" includes mergers, sales of assets, issuance of voting stock and certain other transactions. An "interested stockholder" is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

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     Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the time that the stockholder became an interested stockholder, unless:

     - before the stockholder became an interested stockholder, the board of directors approved the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

     - the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

  Vivendi Universal

     Under applicable French stock exchange regulations, when a natural person or a legal entity, acting alone or in concert, comes to hold, directly or indirectly, more than one-third of the securities or more than one-third of the voting rights of a listed company, that person or legal entity is obliged to make a tender offer for all the capital stock of the company and all other securities convertible into, or exchangeable or otherwise exercisable for, the capital stock or voting rights of the company. The offer must be on terms and conditions that are acceptable to the CMF and must remain open for 25 trading days.

     The same provisions apply to any natural person or legal entity acting alone or in concert:

     - that holds directly or indirectly between one-third and one-half of the securities or the voting rights of a company and that, in less than twelve consecutive months, increases the number of securities or voting rights it holds by at least 2% of all the securities or voting rights of the company; or

     - where more than one-third of the capital or voting rights of a listed company is held by another company and constitutes an essential part of the other company's assets and where:

        -- a person acquires "control" (as defined under the French commercial code) of the other company; or

        -- a group of persons acting in concert holds more than 50% of the capital or of the voting rights of the other company, without any of those persons having control individually.

     French stock exchange regulations provide certain exemptions to the obligation to make a mandatory offer that may be allowed by the CMF.

     Under French stock market regulations, a shareholder who comes to hold, alone or in concert with others, at least 95% of the voting rights of a listed company may initiate a withdrawal offer (offre publique de retrait) to acquire the shares of the remaining shareholders and, subject to the initiator having decided to do so at the time of the launch of the offer, the withdrawal offer may be followed by a mandatory "squeeze out" (retrait obligatoire) of the remaining minority shareholders. The majority shareholder may also reserve its right to initiate a squeeze out until the withdrawal offer has been completed. In the case of a majority shareholder that holds 95% of the company's voting rights, any holder of voting equity securities that does not belong to the majority group can also apply to the CMF to require the majority shareholder or group to file a withdrawal offer, and consequently to offer to acquire the shares of the minority. In that instance, the consideration to be given to the minority under the squeeze out cannot be lower than the withdrawal offer (and may be required to be higher if any event that would be of influence to the value of the company's securities occurs after the withdrawal offer is declared receivable by the CMF). The consideration offered must, in addition, be appraised by an independent expert.

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     Vivendi Universal's statuts contain provisions that could diminish the likelihood that a potential acquiror will gain control of the company. In particular, under Vivendi Universal's statuts:

     - the voting rights of shareholders who own in excess of 2% of the total voting power of the company are adjusted to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place, if a quorum of less than 60% is present at a shareholders' meeting; and

     - any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of the company's shares, voting rights or securities convertible into shares may be deprived of voting rights for those shares in excess of the unreported fraction.

     Holders of Vivendi Universal ADSs must also comply with these disclosure requirements. These holders are also subject to having their voting rights reduced in the event of noncompliance to the same extent as holders of ordinary shares.

SHAREHOLDER SUITS

  MP3.com

     Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on his or her own behalf and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her stock thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

  Vivendi Universal

     The French commercial code allows a single shareholder, irrespective of the percentage of share capital he or she owns, or a group of shareholders owning a specified percentage of the share capital, to initiate a corporation action (action sociale) against one or more directors. The purpose of such an action is to repair the prejudice suffered by the corporation.

INSPECTION OF BOOKS AND RECORDS

  MP3.com

     Under Delaware law, every stockholder, upon proper written demand stating the purpose, may inspect the corporate books and records as long as the inspection is for a "proper purpose" and during normal business hours. A "proper purpose" is any purpose reasonably related to the interest of the inspecting person as a stockholder.

  Vivendi Universal

     Under the French commercial code, shareholders or their proxies may examine a number of corporate records relating to the previous three fiscal years, including:

     - inventory lists;

     - consolidated financial statements, if any;

     - reports of the board of directors and the statutory auditors;

     - proposed resolutions;

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     - information relating to directoral candidates;

     - the total overall compensation paid to the corporation's ten highest-paid employees;

     - the total amount of charitable deductions made by the corporation;

     - minutes of shareholders' meetings;

     - the list of attendees at shareholders' meetings;

     - the corporation's statuts; and

     - a list of the corporation's directors and statutory auditors.

     Shareholders may consult the documents listed above at any time at the company's registered office. Shareholders also have the right to make one copy of the documents that are available for consultation.

     Shareholders have additional inspection rights prior to a shareholders' meeting. Along with their proxy cards, shareholders receive a form that they can fill out and return to the registered office to request documents. Prior to a shareholders' meeting, shareholders have the right to receive information, including:

     - the agenda for the meeting;

     - a table showing results of operations for the previous five years;

     - the report of the board of directors that will be presented at the meeting;

     - a summary of the company's financial situation over the previous fiscal year;

     - the statutory auditors' reports;

     - the proposed resolutions to be presented at the meeting;

     - the names of the directors and officers;

     - a proxy card and a form for voting by mail; and

     - a form for requesting documents for later meetings.

     After publication of the notice of the meeting but before the meeting occurs, shareholders or their proxies may inspect, at the company's registered office, any of the documents described above. During this period, shareholders may always consult the list of the corporation's shareholders, which must be finalized by the company 16 days before the meeting.

TRANSACTIONS WITH INTERESTED DIRECTORS

  MP3.com

     Delaware law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

     - the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent;

     - the material facts are disclosed as to the director's relationship or interest and holders of a majority of shares entitled to vote thereon consent; or

     - the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

  Vivendi Universal

     Under the French commercial code, any transaction directly or indirectly between a company and a member of its board of directors and/or its managing directors or one of its shareholders holding more than 5% of the total voting power of the Company (or, if such shareholder is a legal entity, the entity's

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parent), if any, that cannot be reasonably considered in the ordinary course of business of the company and is not at arm's-length, is subject to the board of directors' prior consent. Any such transaction concluded without the prior consent of the board of directors can be nullified if it causes prejudice to the company. The interested member of the board of directors or managing director can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. In the event the transaction is not ratified by the shareholders at a shareholders' meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member of the board of directors and, in some circumstances, the other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its board of directors who is a natural person and/or its managing directors, if any, are prohibited under the French commercial code.

DIRECTOR LIABILITY AND INDEMNIFICATION

  MP3.com

     The MP3.com by-laws require indemnification of its directors and officers to the fullest extent permitted under Delaware or any other applicable law, and permit indemnification of its employees and agents as set forth in Delaware law or any other applicable law. Delaware law permits a corporation to indemnify any person involved in a third party action by reason of his agreeing to serve, serving or formerly serving as an officer or director of the corporation, against expenses, judgments, fines and settlement amounts paid in such third party action (and against expenses incurred in any derivative action), if such person acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Furthermore, Delaware law provides that a corporation may advance expenses incurred by officers and directors in defending any action upon receipt of an undertaking by the person to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification. In general, no indemnification for expenses in derivative actions is permitted under Delaware law where the person has been adjudged liable to the corporation, unless a court finds him entitled to such indemnification. If, however, the person has been successful in defending a third party or derivative action, indemnification for expenses incurred is mandatory under Delaware law. Under Delaware law, the statutory provisions for indemnification are nonexclusive with respect to any other rights, such as contractual rights, to which a person seeking indemnification may be entitled. Delaware law does not expressly permit such contractual or other rights to provide for indemnification against judgments and settlements paid in a derivative action.

  Vivendi Universal

     The French commercial code provides that any clause of a corporation's statuts that conditions legal proceedings against the members of its board of directors on the prior approval or on the authorization of the general shareholders' meeting or which provides in advance for the waiver of such proceedings is void. The French commercial code also provides that a resolution adopted at a general shareholders' meeting cannot cause the extinction of an action brought against the members of the board of directors for damages due to breach of duty in their official capacity.

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                                    MP3.COM

  Description of MP3.com's Business

     MP3.com has created a unique and robust technology infrastructure designed to facilitate the storage, management, promotion, and delivery of digital music. As the Internet's premier Music Service Provider (MSP), MP3.com is dedicated to providing consumers access to music when they want it, where they want it, using any web-enabled device. MP3.com's web site hosts what it believes is the largest collection of digital music available on the Internet, with more than one million songs and audio files posted from over 150,000 digital artists and record labels. Dedicated to growing the digital music space, MP3.com's products and services include on-demand Subscription Music Channels, an innovative Business Music Services program, a Radio Services program and others. Additionally, through MP3.com's MSP technology initiative and Music InterOperating System, MP3.com is partnering with a variety of forward-looking businesses to expand its digital music strategy.

     MP3.com devoted much of 2000 and the first half of 2001 to enhancing and improving the MP3.com web site and its technology infrastructure. In January 2000, MP3.com unveiled its upgraded My.MP3 service, a unique and robust service designed to facilitate the storage, management, promotion and delivery of digital music, and to enable users to listen to their music when they want, where they want by accessing any web-enabled device. The My.MP3 service allows users to create online music lockers where they can store, organize and manage their favorite songs from music posted by digital artists on the MP3.com web site, and receive personalized music services. In addition, with the introduction of the Beam-It(TM) and Instant Listening(TM) features of the My.MP3 service in January 2000, MP3.com began providing consumers the ability to access, add to and manage their existing music CD collections online without having to encode and store tracks themselves. Under this system, once MP3.com was able to determine that a consumer purchased a CD (through the Instant Listening feature), or was already in possession of a CD (through the proprietary Beam-It software), MP3.com made music from that CD available in the consumer's music locker.

     During the first quarter of 2000, several major recording and publishing companies led by the Recording Industry Association of America and the Harry Fox Agency, Inc. commenced separate lawsuits against MP3.com alleging that the inclusion of their respective content in the My.MP3 service infringed their copyrights. In May 2000, pending resolution of these legal proceedings, MP3.com began limiting consumers' use of the My.MP3 service so they could only access and manage the music that was posted on the MP3.com web site by artists. Following several legal battles, MP3.com entered into license agreements with BMG Entertainment, Time Warner, Inc., EMI Recorded Music, Sony Music, and Universal Music Group covering the use of their master recordings in the My.MP3 service. MP3.com also entered into a license agreement with the Harry Fox Agency, Inc. covering certain uses of musical compositions in the My.MP3 service. In December 2000, MP3.com again began to allow consumers to place music from their existing music CD collections in their My.MP3 music lockers. In this current format, My.MP3 is offered as both a free and premium subscription-based service.

     MP3.com believes it has developed core competencies and created a technology infrastructure system that will enable it to provide a wide variety of data management and infrastructure services to other businesses. Through MP3.com's ongoing efforts to develop, maintain and improve the MP3.com web site, MP3.com has amassed a significant amount of expertise in data storage, delivery and management; server-side security; and royalty tracking and payment systems. MP3.com has also created a technology infrastructure system that stores, manages, tracks and provides statistical analyses on a real-time basis for digital data for over 150,000 artists and more than 14.5 million registered users. In March 2001, MP3.com's technology infrastructure system managed an average of over 5.5 terabytes of data each day.

     Leveraging these core competencies and MP3.com's backbone technology infrastructure system, MP3.com has developed a number of unique products and services designed to further its primary mission to help grow the digital music space. These products and services include the first-ever, on-demand Internet subscription music channels, innovative business music services, a syndicated radio program, a

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music promotions business, and business-to-business content management and marketing services. MP3.com intends to continue working to develop innovative products and services that leverage its core competencies and build upon this powerful and robust backbone technology infrastructure system.

     In order to maintain MP3.com's leadership position in the digital music industry, MP3.com intends to leverage its technology and strategic partnerships with leading web sites, broadband application developers, device manufacturers, record labels, software and hardware developers, wireless carriers, retailers and connectivity providers to (1) give consumers worldwide access to their music, whenever they want it, wherever they want it, on any web-enabled device or application; (2) provide artists with the greatest potential for promotion and distribution of their music; and (3) expand the potential commercial applications of MP3.com's technology.

     MP3.com generates revenue from advertising, infrastructure products, merchandising products, subscription products, music licensing products and business music services. For the quarters ended March 31, 2001 and 2000, 92.0% and 83.4%, respectively, of MP3.com's revenues were from advertising.

     MP3.com was incorporated in March 1998. During 1998, MP3.com's operations consisted largely of developing the infrastructure necessary to download and stream music from the Internet. Although MP3.com has experienced a slight drop in headcount during the first quarter of 2001, since the beginning of 1999 MP3.com's growth has been dramatic. The number of employees increased from eight on December 31, 1998 to 274 on December 31, 1999 to 308 on December 31, 2000 and decreased to 303 on March 31, 2001. In March 2001, MP3.com added over 200 artists and over 1,300 new song and audio files on average each day, which is an increase from over 100 artists and over 1,000 new song and audio files that were added on average each day in March 2000. During March 2001, visitors to MP3.com's web site viewed over 165 million web pages and listened to or downloaded over 59 million songs, which is an increase from March 2000 when visitors viewed over 142 million web pages and listened to or downloaded over
27.7 million songs.

  Litigation

     MP3.com is currently involved in several lawsuits related to the availability of content on its My.MP3 service, as well as several shareholder class action and derivative suits. See "Consolidated Financial Statements of MP3.com -- Notes to Condensed Consolidated Financial Statements -- Note
2 -- Legal Proceedings" beginning on page F-93.

  Further Information About MP3.com

     For further information about MP3.com, please see the documents incorporated by reference into this document, as described under "Where You Can Find More Information" beginning on page 184.

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                               VIVENDI UNIVERSAL

HISTORY AND DEVELOPMENT OF VIVENDI UNIVERSAL

GENERAL

     The legal and commercial name of the company is Vivendi Universal, S.A. Vivendi Universal is a societe anonyme, a form of limited liability company, incorporated on December 11, 1987 pursuant to the French commercial code for a term of 99 years. The registered office is located at 42, avenue de Friedland, 75380 Paris Cedex 08, France, and the phone number of that office is 01 71 71 1000. Vivendi Universal's agent in the United States is Vivendi Universal U.S. Holding Co. located at 800 Third Avenue, 7th Floor, New York, New York 10022,
Attention: President. When used in the business description that follows, "Vivendi Universal" refers to the company on a consolidated basis, or to its direct and indirect subsidiaries, as applicable. Unless otherwise indicated, all references to Vivendi Universal's competitive position made in this document are in terms of revenue generated.

     Vivendi Universal is the surviving entity of the merger transactions among Vivendi, S.A. (or Vivendi), The Seagram Company Ltd. (or Seagram) and Canal Plus S.A. (or Canal Plus) which were completed on December 8, 2000.

     The Vivendi/Seagram/Canal Plus merger included the following:

     - The merger of Vivendi into its wholly owned subsidiary, Vivendi Universal. Prior to the Vivendi/ Seagram/Canal Plus merger, the entity now known as Vivendi Universal functioned as a non-operating holding company;

     - Vivendi Universal's acquisition of all of the businesses of Canal Plus not subject to a French law that prohibits any person from owning more than 49% of a French television broadcaster. Accordingly, Canal Plus's French premium pay television channel was retained by Canal Plus. Public Canal Plus shareholders retained their 51% interest in Canal Plus and Vivendi Universal now holds the remaining 49%. The businesses that Vivendi Universal acquired from Canal Plus are now operated collectively as Groupe Canal S.A. (referred to herein as CANAL+); and

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law.

Vivendi, S.A.

     Prior to the Vivendi/Seagram/Canal Plus merger, Vivendi was one of Europe's largest companies. In May 1998, Vivendi's shareholders approved its name change from Compagnie Generale des Eaux to "Vivendi" to reflect the expansion of its core businesses in communications and environmental management services as well as the increasingly international scope of its business. At that time, Vivendi renamed its major water subsidiary Compagnie Generale des Eaux. In 1999, Vivendi contributed or sold its direct and indirect interests in Compagnie Generale des Eaux, Connex, Onyx, FCC, Dalkia and United States Filter Corporation (or US Filter) to Vivendi Environnement. These transactions, along with the consolidation of all of its water businesses into Vivendi Water, were designed to focus each of its environmental operations on the goal of maintaining its position as the world's leading provider of environmental management services. In July 2000 Vivendi issued approximately 37% of the share capital of Vivendi Environnement in a public offering in Europe and a private placement in the United States.

     At the time of the Vivendi/Seagram/Canal Plus merger, Vivendi's businesses were focused primarily on two core areas: communications and environmental management services. Its communications business operated a number of leading and integrated businesses in the telecommunications, multimedia and publishing, pay television and Internet industries. Its environment business, operated primarily through its subsidiary Vivendi Environnement, included world-class water, waste management, transportation and energy services operations. Each of these businesses now forms part of Vivendi Universal.

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

The Seagram Company Ltd.

     Prior to the Vivendi/Seagram/Canal Plus merger, Seagram operated in four business segments:

     - Music, through Universal Music Group, the world's largest recorded music company, which developed, acquired, produced, marketed and distributed recorded music globally, produced, sold and distributed music videos globally, and engaged in music publishing;

     - Filmed Entertainment, primarily through Universal Pictures, produced and distributed motion picture, television and home video productions worldwide, owned and operated a number of international television channels, and licensed merchandising and filmed property rights;

     - Recreation and Other, which owned and operated theme parks, entertainment complexes and specialty retail stores in the U.S. and elsewhere; and

     - Spirits and Wine, which produced, marketed and distributed distilled spirits, wines, coolers, beers and mixers in more than 190 countries and territories worldwide. Vivendi Universal has entered into an agreement to sell the Spirits and Wine business.

Each of these businesses now forms a part of Vivendi Universal.

Canal Plus S.A.

     Prior to the Vivendi/Seagram/Canal Plus merger, Canal Plus was Europe's leading pay television company with approximately 14 million subscribers in 11 countries at the end of 1999. Forty percent of Canal Plus's subscribers were enrolled in digital television services at the end of 1999. Canal Plus also produced more than 25 theme channels for cable and satellite television distribution in 14 countries and was a European leader in film and television production, distribution and rights management, with Europe's second largest film rights library based on number of titles. In addition, Canal Plus was Europe's leading supplier of software technologies that enabled network operators to deliver secure interactive services over digital television networks. Each of these businesses now forms a part of Vivendi Universal.

     As a result of the Vivendi/Seagram/Canal Plus merger, Vivendi Universal is one of the world's leading media and communications companies, with assets that include the world's largest recorded music company, one of the largest motion picture studios and film libraries in the world and leading businesses in the global telecommunications, television, theme park, publishing and Internet industries. Vivendi Universal believes that it will become a fully integrated global media and communications company capable of providing a diverse array of entertainment and information over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

     See Vivendi Universal's Services below for a complete description of Vivendi Universal's businesses.

CERTAIN DEVELOPMENTS IN 2000

     In 2000, Vivendi Universal's total capital expenditures were E5.8 billion, primarily in connection with its Telecoms (E1.1 billion), TV & Film (E0.8 billion) and Environmental Services (E2.6 billion) businesses.

     Total proceeds from the sale of assets in the year were E2.8 billion, principally related to the sale by Sithe Energy, Inc. (or Sithe) of the assets previously purchased from G.P.U. (E2.3 billion).

     Acquisitions of investments in the year were E32.5 billion, principally related to the merger of Vivendi, Seagram and Canal Plus (non-cash transaction of E29.5 billion). Vivendi Universal's cash investments in other Media and Communication businesses were E1.9 billion and international expansion in its Environmental Services businesses represented E0.7 billion.

     Total dispositions of investments in the year were E4.1 billion. In Vivendi Universal's Media and Communications businesses, these primarily related to the sale of part of its interest in Canal Satellite and MultiThematiques to Lagardere (E1.0 billion). Dispositions of other investments principally relate to the

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

sale of certain operations of Dalkia (E0.8 billion), Kinetics (E0.6 billion), Vinci (E0.6 billion) and Sithe (E0.4 billion).

     No third parties have made public takeover offers with respect to Vivendi Universal since it began operations, and Vivendi Universal has not made any public takeover offers with respect to other companies, except as described under "Business Overview". For important events occurring since January 1, 2001, see "Operating and Financial Review and Prospects -- Other Matters and Recent Developments", and the "Recent Development" sections contained under "Business Overview" below.

OTHER ACQUISITIONS AND DIVESTITURES

  Acquisitions

     Over the 1998-99 period, Vivendi Universal supplemented the growth in its Media and Communications businesses and its Environmental Services businesses by entering into joint ventures and acquisitions that significantly expanded its assets. The following is a summary of some of the material acquisitions and dispositions during the 1998-99 period in each of its core businesses.

  Media and Communications. Vivendi Universal completed the acquisition of Havas S.A. effective January 1, 1998, having acquired 29.3% of Havas, now known as Vivendi Universal Publishing, in February 1997. In 1998 and 1999, Vivendi Universal significantly expanded Havas' international presence through a number of acquisitions, including (1) Cendant Software, the world's second leading developer of educational and games computer software, for E678 million, (2) Anaya, a Spanish publishing firm, for E199.7 million, and (3) Medi-Media, a company specializing in the publication of medical information, for E237 million.

     Cegetel Group (defined below) acquired a 49.9% ownership interest in Telecom Developpement through investments made in July 1997 and December 1998 totaling E518.2 million.

     In September 1999, Vivendi Universal purchased an additional 15% interest in CANAL+ for E1,374 million (bringing the total at the time to 49%), and acquired a 24.4% equity interest in BSkyB, the leading pay-television company in the United Kingdom and Ireland, for E1,258.8 million.

     In December 1999, Vivendi Universal purchased a 49% interest in a company that controls the leading Polish mobile telephony operator and the Polish cable operator Bresnam for E1,198.8 million.

  Environmental Services. In October 1998, Vivendi Universal acquired a 49% interest in the holding company that owns 56.5% of Fomento De Constructiones y Contratas, or FCC, for E794.2 million.

     In March 1999, Vivendi Universal purchased E103.5 million of hazardous waste-related assets from Waste Management, Inc.

     In April 1999, Vivendi Universal acquired US Filter, the world's leading manufacturer of water equipment and water treatment systems, for E5,801 million.

     In June 1999, Vivendi Environnement acquired a controlling stake in Superior Services, a U.S. waste management company, for E932.2 million.

  Divestitures

     In an effort to focus Havas on its multimedia and publishing operations, during 1998 and 1999 Vivendi Universal sold: (1) Havas' yellow pages businesses to France Telecom for E411 million, (2) Information et Publicite, an advertising management agency, to Compagnie Luxembourgeoise de Telediffusion for E207 million, (3) Havas Voyages, a travel agency, to American Express Voyages, for E167 million, (4) Havas' billboard advertising operations to the Decaux group for E877 million and (5) 9% of Havas Advertising to a group of investors for E198.4 million.

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

     In June 1998, Vivendi Universal sold 24.6% of Electrafina, a holding company with investments in Suez Lyonnaise des Eaux, Audiofina and a number of international oil operations, to Groupe Bruxelles Lambert for E1.1 billion.

     In late 1999, Vivendi Universal sold its interest in Audiofina to Groupe Bruxelles Lambert for E704.1 million.

     In 1999, Vivendi Universal disposed of a substantial number of non-core real estate assets, including E1.2 billion of real estate assets to Unibail, Accor, Blackstone and Colony.

BUSINESS OVERVIEW

GENERAL

     Vivendi Universal operates in two global core businesses: Media and Communications, and Environmental Services. The Media and Communications business is divided into five business segments: Music, Publishing, and TV & Film, which constitute Vivendi Universal's content businesses, and Telecoms and Internet, Vivendi Universal's access businesses. The Music business produces, markets and distributes recorded music throughout the world in all major genres, manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The Publishing business provides content across multiple platforms including print, multimedia, on the wired Internet, and to PDAs (Personal Digital Assistants) via WAP (Wireless Application Protocol) technology. The Publishing business provides content in five markets: Games, Education, Literature, Health and Information. The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay television channels, engages in the licensing of merchandising and film property rights, and operates theme parks and retail stores around the world. The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access, and data services and transmission, principally in Europe. The Internet business manages strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet through a variety of devices, including mobile phones, PDAs, interactive TV and computers. Vivendi Environnement, a 63% effectively owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services (excluding the sale, production and trading of electricity), and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

SEGMENT DATA

     The contribution of Vivendi Universal's business segments to its consolidated revenue for 1998, 1999 and 2000, in each case after the elimination of intersegment transactions, follows:

                                                                                       TOTAL MEDIA &
                                MUSIC   PUBLISHING   TV & FILM   TELECOMS   INTERNET   COMMUNICATIONS
                                -----   ----------   ---------   --------   --------   --------------
                                                       (IN MILLIONS OF EUROS)
REVENUE
DECEMBER 31, 2000.............  494.6    3,539.8      4,248.3    5,270.1      47.8        13,600.6
DECEMBER 31, 1999.............     --    3,316.9      1,151.8    4,102.2       2.0         8,572.9
DECEMBER 31, 1998.............     --    2,876.3        200.6    2,875.2        --         5,952.1

                                                             TOTAL
                                ENVIRONMENTAL     NON-      VIVENDI
                                  SERVICES        CORE     UNIVERSAL
                                -------------   --------   ---------
                                       (IN MILLIONS OF EUROS)
REVENUE
DECEMBER 31, 2000.............    26,512.0       1,685.0   41,797.6
DECEMBER 31, 1999.............    22,428.2      10,621.4   41,622.5
DECEMBER 31, 1998.............    16,047.2       9,737.8   31,737.1

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

GEOGRAPHIC DATA

     The contribution of selected geographic markets to Vivendi Universal's consolidated revenue for 1998, 1999 and 2000, follows:

                                                               AT DECEMBER 31,
                                                       --------------------------------
                                                         2000        1999        1998
                                                       --------    --------    --------
                                                             (MILLIONS OF EUROS)
France...............................................  21,173.8    23,785.2    21,424.0
United Kingdom.......................................   2,969.1     3,465.0     2,947.4
Rest of Europe.......................................   7,420.9     7,369.7     4,793.3
United States of America.............................   7,009.1     5,014.1     1,267.8
Rest of the World....................................   3,224.7     1,988.5     1,304.6
                                                       --------    --------    --------
Total................................................  41,797.6    41,622.5    31,737.1
                                                       ========    ========    ========

SEGMENT AND GEOGRAPHIC DATA FOR 2000

     The contribution of selected geographic markets to the revenue of Vivendi Universal's business segments and to Vivendi Universal's consolidated revenue for 2000, in each case after the elimination of intersegment transactions follows:

                                                                               TOTAL MEDIA
                                                                                    &                                     TOTAL
                                                                               COMMUNICA-    ENVIRONMENTAL               VIVENDI
                        MUSIC   PUBLISHING   TV & FILM   TELECOMS   INTERNET      TIONS        SERVICES      NON-CORE   UNIVERSAL
                        -----   ----------   ---------   --------   --------   -----------   -------------   --------   ---------
                                                                   (MILLIONS OF EUROS)
Europe................  228.6    2,575.3      3,896.0    5,263.0      30.5      11,993.4       19,311.1         259.3   31,563.8
  of which France.....   67.3    1,918.9      2,724.4    5,106.1      29.4       9,846.1       11,111.9         215.8   21,173.8
Americas..............  196.5      862.6        232.5        0.0      17.3       1,308.9        5,953.6       1,214.5    8,477.0
Rest of the World.....   69.5      101.9        119.8        7.1       0.0         298.3        1,247.3         211.2    1,756.8
                        -----    -------      -------    -------      ----      --------       --------      --------   --------
Total.................  494.6    3,539.8      4,248.3    5,270.1      47.8      13,600.6       26,512.0       1,685.0   41,797.6
                        =====    =======      =======    =======      ====      ========       ========      ========   ========

STRATEGY

     Vivendi Universal's overall goal is to take advantage of the strong internal and external growth opportunities available in the areas of its core operations -- Media and Communications, and Environmental Services. Vivendi Universal intends to capitalize on its strengths in communications by providing high value-added content and services through a variety of access media:
Internet, PC, television, mobile telephony and print. In Environmental Services, Vivendi Universal plans to expand each of its business segments -- waste, water, energy services and transportation -- through internal growth and acquisitions of existing operations, and to coordinate the operations of these businesses to meet what it believes to be a growing demand for customized, comprehensive packages of environmental management services on a worldwide basis.

MEDIA COMMUNICATIONS SERVICES

Music

     Vivendi Universal's music business is operated through Universal Music Group, the largest recorded music business in the world, which develops, acquires, manufactures, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries. Universal Music Group also manufactures, sells and distributes music video products, licenses music copyrights, publishes music and owns mail order music/video clubs throughout the world.

     In 2000, Vivendi Universal held the number one market position in North America, Europe and Latin America. Vivendi Universal is the market leader in 75% of the countries in which it operates. In 2000, 67 albums reached worldwide sales in excess of one million units and five albums sold over five million units.

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Vivendi Universal has the largest music catalogue in the world and holds the leading position in jazz and classical music, with its classical music sales representing 40% of worldwide classical music sales for the industry. Vivendi Universal's labels include:

     - popular labels such as Barclay, Interscope Geffen A&M, Island Def Jam Music Group, MCA Nashville, MCA Records, Mercury Nashville, Mercury Records, Motor Music, Motown, Polydor, and Universal Records;

     - leading classical labels such as Decca, Deutsche Grammophone and Philips; and

     - leading jazz labels such as Verve, GRP, and Impulse! Records.

  Artists

     The success of a music company depends to a significant degree on its ability to sign and retain artists that will appeal to popular tastes over a period of time. Vivendi Universal believes that the scope and diversity of its popular music labels, repertoire and catalogues allow it to respond to shifts in audience tastes. The United States and the United Kingdom continue to be the source of approximately 60% of international popular repertoire. Including the United States and the United Kingdom, sales of locally-signed artists in their home territories represent 70% of worldwide recorded music sales. Increasingly, certain national acts, such as Andrea Bocelli from Italy, Aqua from Denmark and Modjo from France, are attracting a wider international audience. Vivendi Universal's leading local market position in almost every major region provides a critical competitive advantage.

     Artists who are currently under contract with Vivendi Universal, directly or through third parties, for one or more important territories include, among others:

     Bryan Adams, Aqua, A*Teens, Erykah Badu, Cecilia Bartoli, Bee Gees, George Benson, Mary J. Blige, Blink 182, Andrea Bocelli, Bon Jovi, Boyzone, Jacky Cheung, Sheryl Crow, DMX, Dr. Dre, Eminem, ERA, Mylene Farmer, Lara Fabian, Masaharu Fukuyama, Luis Fonsi, Johnny Hallyday, Herbie Hancock, Enrique Iglesias, Al Jarreau, Jay-Z, Elton John, Ronan Keating, B.B. King, Diana Krall, Lighthouse Family, Limp Bizkit, Live, Los Tucanes de Tijuana, Reba McEntire, Brian McKnight, Metallica (outside North America), Modjo, 98 Degrees, No Doubt, Padre Marcelo Rossi, Anne-Sophie Mutter, Florent Pagny, Luciano Pavarotti, Rammstein, Andre Rieu, Rosana, Paulina Rubio, David Sanborn, Sandy & Junior, S Club 7, Shaggy, Spitz, Sisqo, Sting, George Strait, Tarkan, Texas, Shania Twain, Caetano Veloso, The Wallflowers, Stevie Wonder, and U2.

     In addition to recently released recordings, Vivendi Universal also markets and sells recordings from its library of prior releases. Sales from this library account for a significant and stable part of its recorded music revenue each year. Vivendi Universal owns the largest catalogue of recorded music in the world, with performers from the United States, the United Kingdom and around the world, such as:

     ABBA, Louis Armstrong, Chuck Berry, James Brown, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Bill Evans, Ella Fitzgerald, The Four Tops, Marvin Gaye, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, Antonio Carlos Jobim, Herbert von Karajan, Bob Marley, Nirvana, The Police, Smokey Robinson, Diana Ross & The Supremes, Rod Stewart, Caetano Veloso, Muddy Waters, Hank Williams and The Who.

  Artist Contracts, Production, Marketing and Distribution

     Vivendi Universal seeks to contract with its popular artists on an exclusive basis for the marketing of their recordings (both audio and audio-visual) in return for a percentage royalty on the wholesale or retail selling price of the recording. Vivendi Universal generally seeks to obtain rights on a worldwide basis, although certain of its artists have licensed rights for certain countries or regions to other record companies. While exclusive classical artist contracts are common, and can extend over a long period, many classical artists and orchestral contracts are short in duration and refer only to specific recordings.

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

Established artists command higher advances and royalties. Therefore, it is not unusual for a recording company to renegotiate contract terms with a successful artist.

     A contract either provides for the artist to deliver completed recordings to Vivendi Universal or for Universal Music Group to undertake the recording with the artist. For artists without a recording history, Vivendi Universal is often involved in selecting producers, recording studios, additional musicians, and songs to be recorded, and Vivendi Universal may supervise the output of recording sessions. For established artists, Vivendi Universal is usually less involved in the recording process.

     Marketing involves advertising and otherwise gaining exposure for its recordings and artists through magazines, radio, television, Internet, other media and point-of-sale material. Public performances are also considered an important element in the marketing process, and Vivendi Universal provides financing for concert tours by certain artists. Television marketing of both specially compiled products and new albums is becoming increasingly important. Marketing is carried out on a territory-by-territory basis, although global priorities and strategies for certain artists are set centrally.

     Vivendi Universal employs sales representatives who obtain orders from wholesalers and retailers. In all major territories except Japan and Brazil Vivendi Universal has its own distribution services for the storage and delivery of finished product to wholesalers and retailers. In certain territories it has entered into distribution joint ventures with other record companies.

     Vivendi Universal also sells music product directly to the consumer, principally through two direct mail club organizations: Britannia Music in the United Kingdom and D.I.A.L. in France.

  E-Commerce and Electronic Delivery

     Vivendi Universal is at the forefront of the development of new methods to distribute, market, sell, program, and syndicate music and music-related programming by exploiting the potential of new technological platforms. The Internet now permits consumers to sample music on the Web, order it, receive it (physically, and/or electronically), pay for it, and even store it so that it can be accessed anywhere. It also allows consumers to customize their radio stations in order to create their own distinctive programming. In fiscal 2000, Vivendi Universal launched its music download business, and it became the first major music company to offer viewers a slate of customizable premium music programs designed exclusively for high-speed broadband access.

     Vivendi Universal believes that emerging technologies will be strategically important to the future of the music business. Evolving technology will allow current customers to sample and purchase music in a variety of new ways and will expose potential consumers to new music. Through a variety of independent initiatives and strategic alliances, Vivendi Universal continues to invest resources in the technology and electronic commerce areas that will allow the music business to be conducted over the Internet, cellular networks, cable and satellite. Its investments and initiatives include Bluematter(TM), DataPlay, InterTrust, Jimmy and Doug's Farmclub.com, GetMusic as well as pressplay (formerly known as Duet), its joint venture with Sony Music Entertainment to develop and launch an on-demand subscription-based music service. The joint venture pressplay has entered into an alliance with Yahoo! Inc. to present and market the pressplay subscription service which is expected to launch in the U.S. in the summer of 2001. Vivendi Universal has recently purchased EMusic.com Inc. and entered into an agreement to purchase MP3.com, Inc. See "Recent Developments" below.

  Music Publishing

     Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as compared to recordings). Vivendi Universal enters into agreements with composers and authors of musical compositions for the purpose of licensing the compositions for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, Vivendi Universal licenses compositions for use in printed sheet music and song folios. Vivendi Universal also licenses and acquires catalogues of musical compositions from third parties such as other music publishers and composers and authors who have

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

retained or re-acquired rights. In August 2000, Vivendi Universal purchased Rondor Music International, Inc., a major independent music publishing company, and Forerunner Music Catalogue, a classic contemporary country music catalogue.

     Vivendi Universal is one of the world's largest music publishers. Its publishing catalogue includes more than 800,000 titles that it owns or controls, including songs such as : "I Wanna Hold Your Hand", "Candle in the Wind", "I Will Survive", and "Sittin' on the Dock of the Bay". Among the artists and songwriters represented are ABBA, George Brassens, Bon Jovi, Eddy Mitchell, Andre Rieu, Shania Twain, Andrew Lloyd Weber and U2; composers represented include Leonard Bernstein, Elton John, Bernie Taupin and Henry Mancini.

  Manufacturing and Other Facilities

     In connection with its music entertainment activities, Vivendi Universal owns manufacturing facilities in the United States, Germany and the United Kingdom and office buildings and warehouse facilities in various countries. In addition to its wholly owned facilities, it also owns a manufacturing facility in the United States through a joint venture. Where Vivendi Universal does not own property, it leases warehouses and office space.

  Recent Developments

     On April 6, 2001, Vivendi Universal entered into an agreement to acquire all the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer at $.57 per share. EMusic sells music downloads, both individually and via subscription, and operates a family of music-oriented Web sites, including Rollingstone.com, EMusic.com and DownBeat.com. The acquisition was completed on June 14, 2001.

     On May 20, 2001, Vivendi Universal entered into an Agreement and Plan of Merger with MP3.com, Inc., the Internet's premier music service provider, pursuant to which it will acquire MP3.com, Inc. for $372 million in a combined cash and stock transaction. The acquisition is subject to customary closing conditions, including regulatory approval.

  TV & Film

     Vivendi Universal's TV & Film division is comprised of CANAL+ and Universal Studios Group. Vivendi Universal's TV & Film division:

     - produces and distributes films worldwide in the theatrical, home video and television markets;

     - produces and distributes episodic television and made-for-television programming;

     - operates pay television channels and services;

     - develops digital television technology;

     - develops Internet services and interactive services;

     - licenses merchandising rights and film property publishing rights;

     - owns and operates theme parks, entertainment complexes and specialty retail stores; and

     - engages in certain other activities through its ownership of the joint venture and equity interests described below.

  Motion Picture and Television Production and Distribution

     Production, Marketing and Distribution. Through CANAL+, Universal Studios, Inc., and StudioCanal (a majority owned subsidiary of CANAL+), Vivendi Universal is one of the leading film production studios in Europe and the United States. Vivendi Universal produces feature-length motion pictures intended for initial theatrical exhibition, videocassette and DVD distribution and television programming. Major motion pictures produced over the past several years include Erin Brockovich, Gladiator, Dr. Seuss'

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How the Grinch Stole Christmas, The Boy's Room, The Mummy, The Mummy Returns,
Billy Elliot, U-571, Meet the Parents and Notting Hill. In addition, Vivendi Universal produces animated and live action children's and family programming for networks, basic cable and local television stations as well as home video.

     The production/distribution cycle represents the period of time from acquisition of a property through distribution. The length of the cycle varies depending upon such factors as type of product and release pattern. Production generally includes four steps: acquisition of story rights, pre-production, principal photography and post-production. Production activities for theatrical films produced by Universal Pictures (a division of Universal City Studios, Inc., a wholly owned subsidiary of Universal Studios) are generally based at Universal City, California, or on location. The production facilities in Universal City are also leased to third parties. Some motion pictures and television products are produced, in whole or in part, at other locations both inside and outside the United States and Europe.

     The arrangements under which Vivendi Universal produces, distributes and owns motion pictures vary widely. Other parties may participate in varying degrees in revenue or other contractually defined amounts. Vivendi Universal generally controls worldwide distribution or specified rights with respect to its motion pictures. Pursuant to contractual arrangements, Vivendi Universal distributes for, or services distribution for, third parties.

     Generally, Vivendi Universal distributes motion pictures in the theatrical, home video and pay television markets. It then makes motion pictures available for broadcast on free television and basic cable distribution throughout the world. The theatrical license agreements with theater operators are on a theater-by-theater, picture-by-picture basis, and fees under these agreements are generally a percentage of the theater's receipts with, in some instances, a minimum guaranteed amount.

     Universal Studios, through wholly owned subsidiaries, distributes its theatrical product in the United States and Canada to motion picture theaters. Its theatrical distribution throughout the rest of the world is primarily conducted through United International Pictures, or UIP, which is equally owned by Universal Studios International B.V., an indirect wholly owned subsidiary of Universal Studios, or USIBV, and Paramount Pictures International. Television distribution of its approximately 24,000 episode library in the United States is handled by USANi LLC, a subsidiary of USA Networks, Inc., and throughout the rest of the world primarily by USIBV. USIBV licenses television products produced by USANi LLC in international markets. Videocassettes and DVDs are distributed in the United States and Canada by wholly owned subsidiaries of Universal Studios. Outside the United States and Canada, its videocassettes are primarily distributed by Universal Pictures International B.V., an operating unit of Universal Studios, while DVDs are primarily distributed by Columbia/Tri-Star Home Video under a short term sub-distribution arrangement that ends in 2002. Some DVD rights revert to Universal Studios before then.

     StudioCanal distributes its theatrical products throughout Europe. StudioCanal has a pan European network in theater distribution with a presence in Spain with Sogepaq, in Germany with Tobis-StudioCanal, in France with BAC Distribution (and its subsidiary Mars Distribution), in the United Kingdom with Pathe UK, in Holland with FU Works and in Italy with RAI Cinema. StudioCanal distributes its motion pictures in the home video, free and pay television markets using both its own sales force and third party distributors. StudioCanal also distributes newly released home video and DVD products in France through Universal Pictures Video. Outside France, StudioCanal contracts with video distribution partners.

     Film Rights Management. Vivendi Universal sells television rights to feature films in its extensive library of 8,600 titles, the second largest catalogue in the world. StudioCanal has a filmed entertainment library of 5,000 movies of a variety of genres, broken down evenly among French, European and American productions. Some of the titles in the StudioCanal library include Terminator 2, La Grande Vadrouille, Basic Instinct, Total Recall, La Grande Illusion, The Graduate and This Is Spinal Tap. Universal Studios controls rights to films in its extensive library of approximately 3,600 titles. These rights include recent films such as The Mummy Returns, Bridget Jones's Diary, Hannibal, Gladiator and Erin Brockovich, and many Oscar-winning library titles, including To Kill A Mockingbird and Schindler's List. Universal

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Studios' television library includes Columbo, Magnum PI, Murder She Wrote, Miami
Vice, Rockford Files, Knight Rider, Incredible Hulk, Quantum Leap and Quincy.

  Pay Television Channels and Services

     Channel Production. CANAL+ is Europe's leading pay television company with over 15.3 million subscribers. It is number one in Europe in digital television with 5.3 million subscribers to its digital services. CANAL+ is also a leading supplier of technology for digital television, such as software that encrypts television signals to provide conditional access (MediaGuard) and an operating system for managing multimedia applications for television (MediaHighway).

     - Premium Channels. CANAL+'s premium channels offer programming with a unique mix of recently-released feature films (300 first-run movies each year) and sports events such as the French First Division soccer championship and the English Premier League soccer championship. CANAL+ provides locally tailored versions of its French premium channels in 11 other countries.

     - Theme Channels. CANAL+ is the number one European publisher of theme channels broadcast via cable and satellite. It owns a 27.4% interest in MultiThematiques, Europe's leading producer of "theme channels", channels aimed at niche viewers. Vivendi Universal indirectly owns an additional 9.1% of the MultiThematiques. MultiThematiques has 30 channels in 14 countries with a total of over 20 million subscriptions. MultiThematiques produces such successful channels as Planete, Canal Jimmy, Cinecinemas, Cinecinefil, Cine Classics and Seasons. In addition, the CANAL+ thematic offerings encompass Universal Studios' branded channels which reach almost 24 million subscribers in 30 countries. Universal Studios' branded channels include: The Sci-Fi Channel U.K., USA Network Latin America, 13th Street and Studio Universal.

     - Multi-Channel Package Distribution. CANAL+ began offering channels via satellite in 1992. These channels, some of which are affiliated with CANAL+ and some with other producers, are today part of the CANALSATELLITE digital package. This package, which features over 60 French-language channels, radio stations and interactive services, had
       1.8 million subscriptions in France at the end of 2000. CANAL+ also has over 3.1 million subscribers for the digital multiple-channel packages it provides outside of France. It offers digital direct-to-home services with partners in Spain, Italy, Poland and Scandinavia.

     - Sports Rights and Management. CANAL+ operates a dedicated subsidiary called SPORT+ through which it acquires and markets international rights to major sporting events. SPORT+ holds international rights to the French First Division soccer championship, the English Premier League soccer championship, the Spanish First Division soccer championship and "Coppa del Rey", the Portuguese soccer championship and "Taca de Portugal", games from the Italian Class A soccer league and "Coppa Italiana", qualifying rounds for the 2002 World Cup for South American countries and the "Coppa Libertadores". SPORT+ also holds worldwide rights to all International Handball Federation matches, European rights to International Basketball Federation matches and international rights to the French Elite 1 rugby championships. SPORT+ has no other material broadcasting rights.

     Digital Television Technology. Vivendi Universal has developed leading-edge technology for digital television, including MediaGuard, a software program used to encrypt television signals to provide conditional access, and MediaHighway, an operating system used to manage interactive and multimedia applications through television set-top boxes. Vivendi Universal's technology is used in 8.6 million digital set-top boxes in over 15 countries, making it the European leader in digital television technology.

     On-line Services and Internet Access. CANAL+ formed CanalNumedia in January 2000 to develop and leverage synergies among the various CANAL+ web sites in Europe. CanalNumedia is responsible for producing entertainment sites in Europe and sports and cinema content for the dedicated portals.

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     Merchandising.  The rights to use the characters, titles and other material and rights from television and theatrical films and other sources are licensed to manufacturers, retailers and others by Universal Studios.

     USA Networks, Other Equity Interests and Certain Joint Ventures. Universal Studios holds an effective 43% equity interest in USA Networks through its ownership of common stock and Class B common stock of USA Networks and shares of USANi LLC, which Universal Studios can exchange for common stock and Class B common stock of USA Networks. USA Networks primarily engages in electronic and online retailing, network and first-run syndication television production, domestic distribution of its and Universal Studios' television productions and the operation of the USA Network and Sci-Fi Channel Cable Networks.

     Universal Studios had an approximate 26% interest in Loews Cineplex Entertainment Corporation, which exhibits theatrical films principally in the United States and Canada. On February 15, 2001, Loews Cineplex and all of its wholly owned U.S. subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the U.S. Bankruptcy Code. On June 28, 2001, Universal Studios and USIBV sold their interests in Loews Cineplex to Goldman, Sachs & Co. for an aggregate purchase price of $1.00. Vivendi Universal intends to use the tax loss from the sale to offset gains on other capital transactions.

     Universal Studios also has a 49% interest in United Cinemas International Multiplex B.V. and Cinema International Corporation N.V., which both operate motion picture theaters outside of the United States and Canada, and also a 49% interest in UIP, which distributes theatrical motion pictures outside of the U.S. and Canada.

     Vivendi Universal owns 39.34% of UGC, one of the leaders of the movie industry in Europe. UGC operates in three business segments: ownership and operation of movie theaters, big-screen advertising and the production and distribution of films.

     In addition to the wholly owned themed channels discussed above, Universal Studios has equity interests in a number of international joint venture channels, including, among others:

     - USA Network Brazil, a joint venture with Globosat in Brazil. This basic service channel reaches approximately 2.5 million subscribers and features primarily the same programming as USA Network Latin America;

     - HBO Asia, a pan-regional joint venture in Asia with AOL Time Warner, Sony and Paramount. The channels included under this joint venture reach approximately 6 million subscribers and feature the current theatrical releases from the joint venture partners;

     - Latin America Pay TV, a pan-regional joint venture in Latin America with Paramount, Fox, MGM and Sacsa (an Argentinean holding company). The channels included under this joint venture reach approximately 10 million subscribers and feature current theatrical releases of the joint venture partners; and

     - Premiere Movies Partnership, an Australian joint venture with Fox, Sony, Paramount and TCI.

  Recreation

     Universal Studios owns and operates Universal Studios Hollywood, the world's largest combined movie studio and movie theme park, located in Universal City, California. Adjacent to Universal Studios Hollywood is Universal Studios CityWalk, an integrated retail/entertainment complex that offers shopping, dining, cinemas and entertainment.

     Universal Studios has a 50% interest in Universal City Development Partners, LP, a Delaware limited partnership based in Orlando, Florida, which resulted from the January 6, 2000 merger of Universal City Florida Partners, Universal City Florida, Ltd. and Universal City Development Partners. The joint venture limited partnership owns Universal Studios Florida, a combined movie studio and movie theme park, Universal's Islands of Adventure, a second theme park with five unique islands, and Universal Studios

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CityWalk, a complex that offers shopping, dining, cinemas and entertainment.
Universal City Development Partners also has an indirect 25% interest in a joint venture (UCF Hotel Venture, a Florida general partnership) that has developed or is developing three hotels adjacent to the Orlando theme parks. The first hotel, the Portofino Bay Hotel, a Loews hotel, opened in September, 1999. The second hotel, the Hard Rock Hotel, opened in January 2001 and the Royal Pacific Resort, a Loews hotel, is expected to open in Summer 2002. The two theme parks, Universal Studios CityWalk, and these hotels together comprise Universal Orlando, the newest Orlando multi-day entertainment resort. Universal Orlando owns and is developed on approximately 800 acres. Universal Studios also owns Wet n' Wild, a water park which is located near Universal Orlando.

     On March 31, 2001, Vivendi Universal opened Universal Studios Japan in Osaka. Universal Studios Japan is owned by USJ Co. Ltd., in which Universal Studios holds a 24% interest, and is located on 133 acres of land leased by certain USJ Co. Ltd. shareholders.

     Universal Studios also owns a 37% interest in, and manages, Universal Studios Port Aventura, a theme park located on the Mediterranean coast of Spain near Barcelona.

Publishing

     Vivendi Universal Publishing (formerly Havas), Vivendi Universal's wholly owned subsidiary, is one of the leading publishers providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP technology. Vivendi Universal Publishing operates through five divisions: Games, Education, Literature, Health and Information. In addition, Vivendi Universal Publishing Services provides logistics and distribution support to all of Vivendi Universal's businesses and operates as a book sales company.

  Games Division

     Vivendi Universal Games is fast becoming one of the world leaders in the multimedia games market on all platforms (PC, consoles such as Playstation 2, X-Box and Game Boy Advanced, and on the Internet). Vivendi Universal develops its games under the Sierra, Blizzard and Universal Interactive Studios brands, including Diablo II, Starcraft, Half-Life, King's Quest, Crash Bandicoot, Gladiator and Spyro the Dragon. Its games division also includes Flipside.com.

  Education Division

     Vivendi Universal Education is a major global educational publisher in all media (academic and semi-academic books, CD-ROM, the Internet, and WAP). Its education division ranks among the leading companies in the education market and operates in four areas:

     Schools. Vivendi Universal holds leading positions in Spanish-speaking countries with Anaya in Spain and Aique in Argentina, and in Portuguese-speaking areas with Atica and Scipione in Brazil. In France, through Bordas, Nathan and Retz, it offers a full range of pedagogical methods to teachers. Their academic and semi-academic manuals are designed to be used by students throughout their education and cover substantially all fields of knowledge. In the area of multimedia Vivendi Universal has played a pioneering role in digitalizing content. Vivendi Universal recently launched the first prototype of an "electronic schoolbag" in France through Nathan and Bordas. This innovation provides the benefits of the latest technologies (sound, images and videos) and a direct link between schoolbooks and reference tools. Schoolbooks can be customized, thereby encouraging a different approach to education. Trials for the electronic schoolbag were started in December 2000 in collaboration with the French Department of Education in two classrooms (using content from history and geography manuals, life and earth sciences and the Larousse dictionary) and are continuing with other classes.

     Youth. Vivendi Universal publishes educational materials for children and adolescents both in printed form and on multimedia. It is the leading provider of interactive educational products in Europe with brands that include Knowledge Adventure and Coktel and titles including Jumpstart.

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     Life-long Learning.  Vivendi Universal is a leader in adult education in
France, especially in human and social sciences with Nathan University and Armand Colin, and it is also very active in Spain. The company has plans to strengthen its positions in the global market, in particular through Syracuse, a brand developed in the United States.

     Reference. Vivendi Universal is one of the leading reference publishing companies in the world. It publishes a wide range of dictionaries and encyclopedias, published in France by prestigious publishers such as Larousse, one of the best known publishing brands in the world, or Le Robert, and outside France by Harrap and Chambers. In the area of multimedia, Larousse Multimedia offers Kleio, available on CD-ROM and DVD-ROM, which now represents the largest volume of encyclopedic content on the Internet through the website Kleio.fr.

     In February 2001, Vivendi Universal launched Education.com. This Internet portal targets children, parents and teachers worldwide and offers a rich and varied content which is exciting, informative, entertaining and educational and includes most of the company's educational activities.

  Literature Division

     In France, Vivendi Universal is the leading publisher of literature addressed to the general public. It publishes works through a variety of well known publishing houses including, Robert Laffont, Plon-Perrin, Presses-Solar-Belfond, La Decouverte-Syros and Presses de la Renaissance.

     Vivendi Universal publishes works by authors including Salman Rushdie, Tennessee Williams, Primo Levi, Vladimir Nabokov, Danielle Steel, John Grisham and Ken Follett. It also publishes essays, practical guides, young people's literature and comic books. In addition, it has a strong presence in French, Spanish and English language books geared to children and adolescents, both in fiction and nonfiction. It holds the exclusive right to publish Star Wars-related books in France until 2006.

     Vivendi Universal ranks second in France in the paperback market with four well-known brands including: Pocket and its catalog of 2,500 titles including some 350 new titles per year; Pocket Jeunesse with over 440 titles; 10/18 which covers foreign literature; and Fleuve Noir (detective novels). Its authors include San-Antonio, Lilian Jackson Braun, Armistead Maupin and Isabelle Wolff.

  Health Division

     With brands like Le Quotidien du Medecin, Vidal, MIMS, Masson, Doyma and Staywell, Vivendi Universal is one of the leaders worldwide for healthcare information. Its Health Division offers a full range of products to health care professionals and patients using a variety of media.

     Vivendi Universal provides healthcare users with quality information updated on a continuous basis in five areas: journals and customized communication, consumer healthcare media, drug information systems, practice management services (planners, organizers and prescription software), and academic and scientific publishing products.

     In January 2001, in an effort to enter the large English health market, Vivendi Universal acquired the Medicine Publishing Group in the United Kingdom which has various publications aimed at almost 25,000 subscribers.

  Information Division

     Vivendi Universal's Information Division holds leading positions in three business areas:

          B2B. Vivendi Universal offers professionals a complete range of services and products such as magazines, books, trade fairs and online services. In this business area it is one of Europe's major players. Vivendi Universal brings together Exposium, one of France's leaders in trade exhibitions, and four press groups: Group Moniteur, which specializes in the building industry, local authorities and energy; Groupe Tests, which specializes in computers, electronics and new technologies; Groupe

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     Industrie Services Info, which covers the manufacturing, distribution, tourism and catering industries, and France Agricole, a company specializing in agri-business trade magazines.

          Consumer. Vivendi Universal is a major competitor in the consumer information business sector with three press groups in France: Group Express, one of the two leading news magazines in France; Group L'Etudiant which offers publishing, exhibitions and multimedia built around its magazine L'Etudiant; and Groupe Expansion, one of the leading companies in France for financial news. Its recruitment site, Cadres Online, was the number one recruitment site in 2000, offering 75,000 jobs from 23 important press publications.

          Local Transactions. Vivendi Universal Publishing's subsidiary, Comareg, publishes 220 newspapers and magazines in Europe which focus on local transactions. Comareg is one of France's leading companies both for free sheets (155 publications representing a total circulation of 15 million per week) and for classified advertisements. Its website, bonjour.fr, had over 11 million pages viewed in March 2001.

     In connection with Vivendi Universal's pending acquisition of Houghton Mifflin Company, it intends to sell each of the units in its B2B and local transactions areas. See "Recent Developments" below in this subsection.

  Vivendi Universal Publishing Services

     Vivendi Universal Publishing Services provides sales, marketing, promotion and distribution services to Vivendi Universal's publishing divisions and subsidiaries. It also provides Vivendi Universal Publishing services for centralized purchasing of such items as computer equipment and paper, implements group information technology policies, and manages cross-division projects such as the euro.

  Marketing Channels

     Vivendi Universal Publishing markets through both retail channels and public administration channels. In the field of education, Vivendi Universal Publishing interacts with national and local authorities. In the field of literature and games, Vivendi Universal Publishing markets through all major retail channels.

  Recent Developments


     On June 1, 2001 Vivendi Universal announced that it had reached an agreement in principle to acquire all the outstanding shares of Houghton Mifflin Company, a leading U.S. educational publisher, pursuant to a cash tender offer at $60 per share. The total consideration approximates $2.2 billion, including the assumption of Houghton Mifflin's average net debt of $500 million. The tender offer expired on July 6, 2001, and approximately 90% of the outstanding shares of Houghton Mifflin were tendered. Vivendi Universal accepted, and has paid for, all tendered shares. Vivendi Universal expects to complete its acquisition of Houghton Mifflin in August 2001. The acquisition is subject to customary closing conditions, including regulatory approval.


Telecommunications

     Vivendi Universal provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services transmission.

     Through Cegetel Group, a company in which Vivendi Universal holds a 44% interest, it is the leading private operator of fixed and mobile telephony in France. Through its wholly owned subsidiary, Vivendi Telecom International, or VTI , Vivendi Universal develops telecommunications activities outside France.

  Cegetel Group

     Vivendi Universal founded Cegetel Group in 1996. The original name of the company, Cegetel, was changed to Cegetel Group on March 31, 2001. Vivendi Universal currently owns 44% of Cegetel Group's

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outstanding equity: 9% of the shares directly and 35% of the shares indirectly through its 70% ownership interest in Compagnie Transatlantique de Telecommunications, or Transtel, which owns 50% plus one of Cegetel Group's shares. SBC International, Inc., or SBCI, and SBCI International-Societe de Radiotelephonie Cellulaire, Inc., or SBCI-SEC, together own the remaining 30% of Transtel.

     Vivendi Universal appoints five of Cegetel Group's nine directors. In addition to SBCI and SBCI-SRC, which together hold a 15% interest in Cegetel Group through Transtel, Vivendi Universal's current partners in Cegetel Group are British Telecom, or BT, which has a 26% stake in the company, and Mannesmann, a wholly owned subsidiary of Vodafone, which owns 15%. Vivendi Universal describes below the shareholders' agreement that governs its participation in Cegetel Group. See "Shareholders' Agreement" below in this subsection.

     In late 2000, Cegetel Group began restructuring its organization to prepare for anticipated radical changes in the telecommunications market, such as high-speed transmission via fixed lines (ADSL technology) and mobile lines (GPRS and UMTS), deregulation and access to local traffic through the unbundling of the local loop and more widespread use of mobile phones. On January 1, 2001, two new business divisions -- "Fixed Telephony" and "Mobile Telephony" -- were formed to replace the "professional and consumer" and "business" divisions. The "Network and Information Systems" division was retained. Cegetel Group divides its activities into the following divisions:

     Fixed Telephony Division and Internet Services.

     - Cegetel 7. During 2000, Cegetel Group offered long distance and international fixed telephone service through Cegetel 7, a company 80% owned by Cegetel Group and 20% by Telecom Development, or TD, a company that is, in turn, owned 49.9% by Cegetel Group and 50.1% by Societe Nationale des Chemins de Fer Francais, or SNCF, the state-owned French railway company.

     - Cegetel Entreprises. During 2000, Cegetel Group operated its business marketing division through Cegetel Entreprises, a company with the same ownership structure as Cegetel 7. Cegetel Entreprises offers business customers a variety of services, including:

        -- wireless and fixed telephony, along with management tools such as call limitation services, consumption reports and grouped bills;

        -- data transmission;

        -- Internet access, website hosting services, development of e-commerce sites and intranet management; and

        -- local telephony access through fiber optic loops.

     On March 31, 2001, Cegetel 7 was merged with Cegetel Entreprises and renamed "Cegetel", a company 80% owned by Cegetel Group and 20% by TD.

     Cegetel must pay substantial interconnection fees to France Telecom in order to provide local telephone service. To avoid these fees, Cegetel has built 19 fiber optic local loops in dense business districts in cities such as Paris, Lille, Lyon and Marseille. Additionally, in 2000, in preparation for the unbundling of telecommunications services in 2001 and 2002, Cegetel conducted pilot projects in Monaco and Paris to provide high speed Internet Access via the traditional telephone network (Asymetric Digital Subscriber Line).

     The backbone of all Cegetel Group telecommunications services is TD's long-distance telecommunications network. TD owns, operates and maintains an entirely digital telecommunications network throughout France, consisting of 18,000 kilometers of high capacity fiber optic cables. The TD Network is now connected to more than 300 local France Telecom switches located throughout France, versus 176 at the end of 1999, and to the various Cegetel Group networks (mobile telecommunications, data network, and fiber optic local loops).

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     Mobile Telephony Division.  Cegetel Group offers mobile telephone services through its 80% owned subsidiary SFR (the remaining 20% of which is owned by Vodafone). SFR, an innovator in the French telecommunications market, provides the latest mobile offerings, the most recent being WAP services. SFR customers can use their mobile handsets outside France via roaming agreements with local operators in more than 100 countries.

     SFR operates a dense, high-quality mobile telecommunications network based on the Global System for Mobile Communications, or GSM -- the digital standard currently dominant in Europe. This network is capable of providing service to 97% of the French population and carries 20 million minutes of mobile telephone traffic a day. In addition, since December 2000, SFR has been operating telecommunications on its General Packet Radio System, or GPRS network, which permits greater bandwidth communications. This technology is expected to increase the speed of SFR's network by a factor of ten by end of 2001.

     Network and Information Systems Division. Cegetel Group's communication networks (GPRS) are operated through its Network and Information Systems Division.

     Shareholders' Agreement. The governance of Cegetel Group is subject to a shareholders' agreement to which Vivendi Universal is a party, along with BT, Mannesmann (Vodafone Group), SBCI and Transtel. Among other things, the shareholders' agreement provides that:

     - None of the Cegetel Group shareholders can conduct telecommunications business in France or its overseas departments and territories other than through Cegetel Group. This provision does not apply to the operation of Internet websites.

     - Cegetel Group's board of directors has nine members, five of whom are nominated by Vivendi Universal, two by BT, one by Mannesmann and one by SBCI. The board of directors of Transtel has six members, four of whom are nominated by Vivendi Universal and two by SBCI.

     - Cegetel Group can take certain actions only if representatives of each of the Cegetel Group shareholders consent. These actions include:

        -- making any change in the scope of its business;

        -- changing any provision of its by-laws or amending any shareholders' agreement between it, on the one hand, and any of the Cegetel Group shareholders or Vodafone, on the other hand; and

        -- except in limited cases, increasing its share capital with a waiver of preferential subscription rights or merging or dividing Cegetel Group or selling Cegetel Group shares to the public.

     - Subject to some exceptions, representatives of BT must also consent to any transaction that would result in a shareholder other than Transtel or Vivendi Universal obtaining a greater interest in Cegetel Group than that held by BT.

     - If all of BT, Mannesmann and Transtel dissent, Vivendi Universal cannot cause Cegetel Group to:

        -- create or acquire shares in any entity in which Cegetel Group or companies it controls hold less than 100% of the shares and voting rights; or

        -- subject to some exceptions, acquire, dispose of, lease or loan a material amount of assets or significantly reduce or cease any material business operation.

     - The Cegetel Group shareholders' agreement contains a number of limitations on the transfer of Cegetel Group shares.

  Vivendi Telecom International

     In addition to Vivendi Universal's investment in Cegetel Group, it has also invested in a number of telecommunications companies outside of France through VTI. These companies have a total of 4.7 million clients of which 3.9 million are for mobile telephone activity.

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     Egypt.  Vivendi Universal holds a 7% interest in Misrfone, an international consortium, with a 45% share of Egypt's telecommunications mobile market.

     Hungary. Vivendi Universal operates several regional companies in Hungary through its wholly owned subsidiary, Vivendi Telecom Hungary, that have monopolies for voice telephony on fixed networks.

     Kenya. Vivendi Universal holds a 40% interest in KenCell, a consortium formed with Sameer Group that was awarded Kenya's second GSM license.

     Kosovo. Monaco Telecom has successfully installed and is now operating Kosovo's GSM system.

     Monaco. Vivendi Universal holds a 51% interest in Monaco Telecom, the Principality's dominate telecommunications operator.

     Morocco.  Vivendi Universal holds a 35% interest in Maroc Telecom.

     Poland.  Vivendi Universal holds a 49% interest in Elektrim
Telekomunikacja, or Elektrim, a company that owns 51% of Polska Telefonia Cyfrowa, Poland's largest GSM mobile operator and 100% of El Viv Telecom (formerly Bresnan), a Polish cable television operator and a high-speed Internet access provider.

     Spain. Vivendi Universal is a major shareholder in Xfera, a consortium which obtained a 30 year Universal Mobile Telecommunications Standard, or UMTS, license.

  Recent Developments

     In March 2001, Cegetel Group finalized the terms of the disposition of its interest in AOL CompuServe France, in which it owned a 55% interest with CANAL+ (66% of the stake being owned by Cegetel and 34% by CANAL+), pursuant to an agreement under which the companies will exchange their stake in the AOL France joint venture for junior preferred shares in AOL Europe. The agreement provides that AOL Time Warner will be able either to redeem the preferred shares with cash, or to exchange them for publicly traded AOL Europe common stock or AOL Time Warner stock by April 2003.

     On January 31, 2001, SFR applied for a third generation mobile UMTS license. This license will permit SFR to provide mobile broadband and Internet services to its customers.

     On May 31, 2001, the Autorite de Regulation des Telecommunications, or ART, the French regulator, decided that SFR could be awarded a UMTS license by the French government.

     In the course of the partial privatization of Maroc Telecom, Vivendi Universal has been designated strategic partner to purchase 35% of the national telecommunication operator in Morocco for 2.3 million euros. The closing took place in February 2001 and Vivendi Telecom International now holds a stake of 35% of Maroc Telecom. As a leader in telecommunication in Morocco, Maroc Telecom operates 1.4 million fixed lines and owns 2.6 million GSM clients.

     On June 28, 2001, Vivendi Universal announced that it had signed a Memorandum of Understanding that will result in it increasing its stake in Elektrim from 49% to 51%.

  Marketing Channels

     To market its services, Cegetel Group operates different sales and distribution channels for its targeted customers, consisting of indirect distribution (for example, retail and large distributors) for mobile services to the residential customers, direct marketing for fixed services to residential customers, specialized indirect distribution for both fixed and mobile services to small business customers, and direct sales forces for services to corporate customers.

  Internet

     Vivendi Universal's Internet business includes its strategic Internet initiatives and new online ventures. Utilizing advanced digital distribution technology, it develops e-commerce, e-services and thematic portals

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that offer access to the Internet through a variety of devices, including mobile phones, PDAs, interactive TV and computers.

     Vivendi Universal Net, a wholly owned subsidiary, manages Vivendi Universal's Internet business and focuses on four major objectives:

     - to establish Vizzavi as the leading European portal;

     - to develop thematic portals leveraging content, technology, brand equity, and subscriber bases of the Vivendi Universal group;

     - to launch Internet service providers which exploit Vivendi Universal's critical mass; and

     - to invest in and develop promising new ventures which relate to and enhance the value of Vivendi Universal's businesses.

     Vivendi Universal Net manages Vivendi Universal Group Internet-related technological, investment and business development activities, including defining group Internet strategy and serving as the bridge between Vivendi Universal's content and new digital technologies.

  Vizzavi

     Vizzavi, Vivendi Universal's 50/50 joint venture with Vodafone, is a multi-access Internet portal designed to provide services and content to customers in a consistent format throughout Europe, across all Internet platforms, including mobile phones, personal computers, television and PDAs. It combines Vivendi Universal's content and reach in pay-TV access with Vodafone's reach in mobile telephone access. Vizzavi is the default home page for Vivendi Universal and Vodafone's subscriber base of over 80 million. Vizzavi's existing services include e-mail, address book and calendar, as well as theme channels covering news, sports, weather, games and general information. The mobile and PC portal has been launched in the UK, France and the Netherlands and will expand to other European markets in 2001. Access through interactive television will follow.

  I-France

     I-France, Vivendi Universal's wholly owned subsidiary, has a complementary positioning with Vizzavi. It creates portals targeting advanced Internet users, offering services (including multi-platform e-mail, Web-site creation and hosting, and shared virtual office tools) and themed content. It has portals in France, Switzerland, Belgium, Canada and Spain.

  Thematic Portals

     Vivendi Universal creates leading Internet portals based on thematic categories by leveraging its content-related assets, brands and know-how. Each branded category of web-based content and services has been developed as a stand-alone business unit with the flexibility to pursue growth through joint ventures, mergers or public listings. The pan-European scope of these thematic portals is enhanced by Vizzavi, which features these portals on a preferred, but not exclusive, basis.

     Flipside. Vivendi Universal's subsidiary, Flipside, Inc., is a leading worldwide interactive entertainment company. In February 2001, following its acquisition of Uproar Inc., a company specialized in interactive entertainment, Flipside became a world leader in free, multi-platform online games providing both single and multi-player PC content as well as wireless games. Flipside is among the top 10 U.S. websites, all categories combined, in total time spent online and among the top 20 worldwide.

     Scoot.com plc. Vivendi Universal holds a 22.4% interest in Scoot, a multi-platform "infomediary" offering location-specific directory services and enabling transactions between businesses and customers. Vivendi Universal has also formed a 50/50 joint-venture with Scoot to expand Scoot's business model in Europe. Scoot operates in the UK, the Netherlands, Belgium, and, since early 2001, in France. Scoot is expected to launch across the rest of Europe over the next three years.

     Canal Numedia. Canal Numedia develops and leverages synergies among various CANAL+ web sites in Europe. It is responsible for producing entertainment sites in Europe and sports and cinema content for dedicated portals. Canal Numedia has created or acquired, and manages about 20 sites to date.

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A strong brand policy is being developed around the leading CANAL+
themes -- sports (zidane.fr., fcna.fr), film (allocine.fr) and news (itelevision.fr.).

     Divento. Vivendi Universal owns 75% of Divento, a European cultural portal providing editorial coverage and ticketing for major events and institutions.

  Internet Support Services

     e-Brands. This wholly owned company offers a variety of services to its customers that commercialize their brand names over the Internet and mobile telephony. These include connectivity solutions (Internet access, SMS, WAP), third-party billing services (flat or metered), customer relationship management solutions and database analysis. In addition, e-Brands offers turnkey solutions. The seven market segments that e-Brands is currently addressing are: finance, media, service, distribution, industry, communities and dot-coms. The company operates in Europe.

     Ad 2-One. Ad 2-One operates in Europe and leverages its customers website traffic and user databases through customized, multi-platform online-marketing tools ranging from enhanced banners to sponsored direct-marketing solutions.

  Venture Capital Activities

     Viventures. Vivendi Universal has invested in two Viventure funds. The first, Viventures 1, is a venture capital fund that provides financing in the United States, Europe and Asia and strategic and financial guidance to promising information technology and telecommunications start-up companies. The second Viventures 2, has over 30 corporate and financial investors around the world including SG Asset Management, British Telecom, Siemens Venture Capital, Cisco Systems, IBM, GE Capital, Goldman Sachs, Singapore Power Telecom, China Development Industrial Bank and Marubeni.

     SoftBank Capital Partners (SBCP). Vivendi Universal has invested in SBCP, a $1.5 billion late-stage Internet venture capital fund managed by Softbank (49.6%). SBCP's investments are mainly concentrated in the Business to Consumer sector.

     Vivendi Universal is the fund's largest minority shareholder with an investment commitment of $240 million, which constitutes 16% of the fund. As of December 31, 2000, $216 million has been called by SBCP, out of which $200 million is already invested.

     @viso. @viso is Vivendi Universal's joint venture with Softbank created to support Internet companies already established in the U.S. to launch and gain rapid presence in Europe. @viso aims to provide these incubated companies with business services, financing and access to strategic partnerships. @viso's investments in U.S. companies have stopped due to the difficult economic environment for Internet companies. Some portfolio companies have been rolled up or shut down after the decision made by their U.S. parent company to refocus their activity in the U.S.

  Marketing Channels

     Vivendi Universal Net markets its websites together in order to increase the efficiency of acquisition and retention of customers and to reduce costs. It operates in various marketing fields, such as media buying, marketing research, customer relationship management and performance reporting.

Competition

  Music

     The music entertainment industry is highly competitive. The profitability of a company's recorded music business depends on its ability to attract, develop and promote recording artists, the public acceptance of those artists and the recordings released in a particular period. Universal Music Group competes for creative talent both for new artists and those artists who have already established themselves through another label. Universal Music Competitors are mainly the following major record companies:

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EMI, Bertelsmann Music Group, Warner Music Group, Sony Music Entertainment.
Universal Music also faces the competition from independents such as Zomba. Following a pattern established in the United States, European retailers have begun to consolidate, and in Europe increasing quantities of product is being sold through multinational retailers and buying groups and other discount chains. This has increased competition for shelf space among the recorded music companies. The recorded music business continues to be adversely affected by counterfeiting, piracy and parallel imports, primarily in Eastern Europe, Asia and Latin America, and may be adversely affected by the ability to download quality sound reproductions from the Internet without authorization. As part of its response to these developments, Vivendi Universal, through its subsidiary Universal Music Group, allied with Sony Music Entertainment to create a 50/50 joint venture named pressplay (formerly known as Duet). The joint venture pressplay will develop and implement an on-demand music subscription service that will offer customers a broad range of online music while respecting artists' rights.

  TV & Film

     As a diversified entertainment company involved in all aspects of the film and television industry, Vivendi Universal offers movie audiences around the world a wide array of films, and provides its customers and subscribers the very best in sports and film programming on all media (movie theaters, TV, PC, fixed and cellular telephones).

     CANAL+. CANAL+ is a leader in the production of pay television channels, both stand-alone branded channels and theme channels, despite intense competition in all of these markets. The success of CANAL+ along with theme channels produced by other U.S. major studios, including MTV and Fox Kids, indicates that this market will remain highly competitive.

     The European multichannel sector is relatively new, and penetration rates continue to rise significantly. The potential for growth has attracted significant competitors to the French market, including Television Par Satellite (which is owned by TF1, M6, France 2, France 3, France Telecom and Suez). In Spain, CANAL+ (through Sogecable) competes with Telefonica's subsidiary Via Digital, Quiero -- the DTT offer -- and various cable operators. Competitors in Italy include News Corporation through its investment in Stream. In addition, the introduction of digital distribution methods, including cable and satellite, has enabled new entrants to the sector to compete vigorously. Generally, competition is country-by-country due to national differences in viewer preferences.

     StudioCanal. StudioCanal is a key European player in production and distribution of feature films and television programming. Primary competitors in this market are the U.S. major studios and local production companies and distributors.

     Universal Studios Group. There are eight major competitors in the U.S. and several independents that compete aggressively against each other in all aspects of the production, acquisition and distribution of motion pictures internationally. These companies include Universal Pictures, The Walt Disney Company, Warner Bros., DreamWorks SKG, Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios, Inc., Twentieth-Century Fox Film Corporation and Sony (through Columbia/Tri-Star and Sony Pictures). The majors and independents compete against each other for product, talent and revenue from all distribution markets including theatrical, home video/DVD, pay television, video-on-demand, pay-per-view, free television, basic cable television and developing new media for the distribution of film and television content. Given the rapidly changing marketplace for consumer tastes, year-to-year market share in the U.S. and non-U.S. territories varies widely by film and distribution markets. Outside of the U.S. and Canada, Universal Studios distributes its feature films theatrically through UIP, a joint venture between USIBV and Paramount Pictures International, and competes with other distributors in the international theatrical distribution markets. In the year 2000, Universal Pictures ranked number 2 in U.S. theatrical market share.

     Through its Recreation Group, Universal Studios is a leader in themed entertainment. Universal Studios competes aggressively against other major theme park operators including The Walt Disney Company, Anheuser Busch Companies, Paramount Parks (owned by Viacom), Six Flags Theme Parks,

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Inc. and Cedar Fair, L.P., and is third both in the U.S. and internationally
(behind Disney and Six Flags) in annual attendance.

  Telecommunications

     The consumer telecommunications industry in France is currently very competitive. Vivendi Universal competes in this industry primarily through SFR, an 80% owned subsidiary of Cegetel Group. As of March 31, 2001, SFR had 10.6 million mobile customers, giving it a 33.9% share of the French mobile market measured by volume. SFR's competitors include Orange (France Telecom), which had a market share of 48.2% in March 2001, and Bouygues Telecom, which had a 17.9% share. Cegetel 7 had 2.5 million customer lines at the end of 2000, which Vivendi Universal estimates to represent approximately 6.9% of the French long distance and international telephony market. Cegetel's primary competitor in the long distance and international telephony market is France Telecom, which enjoys significant advantages as a result of its historical position as the dominant provider of telecommunications services in France, including a near monopoly on a local traffic. To overcome this situation and be in a position to offer broadband access and related services to business customers, Cegetel has developed a strategy of installing fiber optic and of providing ADSL services through a beatstream access agreement with the French incumbent operator; ADSL services will also be provided by local loop unbundling (full access and shared access). The French business telecommunications sector is highly competitive as well.

  Publishing

     Vivendi Universal faces a number of strong competitors across the range of its publishing and interactive multimedia activities in France, in Europe as a whole and worldwide. Bertelsmann is its biggest single competitor, as it is, like Vivendi Universal, present in a wide variety of publishing and multimedia markets around the world. Vivendi Universal's business and professional division also faces strong competition from Reed Elsevier and Wolters Kluwer. With regard to Vivendi Universal's scientific and trade activities, its primary competitors are The Thomson Corporation and Harcourt Brace. In the educational, reference, general literature and multimedia sectors, Vivendi Universal competes principally with Hachette, Pearson and Harcourt Brace.

  Internet

     The market for web-based services is rapidly evolving and highly competitive. A number of U.S. market participants such as Yahoo! and AOL have succeeded in establishing a strong European presence. Vivendi Universal believes the principal competitive factors in the European market are customer base, brand recognition, performance, ease of use, value-added services, functionality, features and customer service. Additional competitors include France Telecom's Wanadoo and other Internet software, content, service and technology companies, telecommunications companies, cable companies and equipment/technology suppliers.

Research and Development

     Research and development in technology plays a critical role in developing Vivendi Universal's Media and Communications businesses. Mass media and communications are constantly changing and one must be at the cutting edge of new technologies to satisfy consumers and remain competitive. Vivendi Universal's research, development and innovation, or RDI, strategy targets two main objectives: better performance and lower prices of its products, and the multiple-access distribution of digitized content.

     Vivendi Universal's technologies may be divided into two core categories:

     - Network technologies. Network technologies include all of the hardware and software resources used to interconnect content consumers, producers and distributors, such as terminals, telecommunications networks and processing and storage servers.

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     - Information system technologies.  Information system technologies provide its content creators, publishers and distributors with the means to interact with consumers.

     Vivendi Universal's current principal RDI projects in the various Media and Communications business lines include the following:

Content development and publishing

     Music. Development of enhanced CD players that allow users to read song lyrics and provide information about artists -- the "content reference offering management and architecture" project, or Croma, for music organization and delivery.

     TV & Film. The creation of complementary content and services specifically for DVD format films.

     Publishing. Online delivery of increasingly interactive and networked games, and the development of e-books and e-school bag.

Interfaces

     The design and choice of WAP and multi-device interfaces (for example, television, Internet, CD and DVD) that will allow Vivendi Universal's content and services to be accessed on a broad range of computers, mobile phones, PDAs, televisions and other terminals.

Digital production and distribution

     Digital encoding and multimedia formatting and structuring of content, including: Croma and "content authoring and rendering audio format" (Caraf) projects, Audio Advanced Coding (AAC) digital encoding and DVD as a music medium; and image-compression technologies on DVD, audiovisual catalogue encoding and delivery, and digital cinema.

     Digital distribution and rights management, including: Blue Matter project for distributing protected music over the Internet; image watermarking technologies; CANAL+ Technologies' encryption and decryption technology; Cegetel and CANAL+ smart-card protection technologies; active participation in the Secure Distribution of Music Initiative (SDMI) in collaboration with major record labels and multimedia device manufacturers; super-distribution project for tracking copyright payments when purchasers redistribute purchased content themselves, as well as setting up and testing of a rights payment clearing house.

Distribution

     Physical distribution and logistics, including: mobile networks (setting up high-bandwidth GPRS networks and preparing and deploying UMTS networks), cable, fibre-optic, satellite and new media (for example, mini CD-dataplay, e-books and memory cards); information systems, such as supply chain management, Enterprise Resources Planning (ERP) and workflow; and terminals, such as mobile telephones, set-top boxes, televisions, PDA's and computers.

     Commercial aspects, including: customer relationship management; payment systems, such as e-wallet (Magex) and secure Cegetel and CANAL+ payment systems; relationship marketing and data mining; and activation and delivery of interfaces used to provide content to end-users. WAP site, Web site access, CANAL+ interface to access programs and services.

Regulation

  Music

     The recorded music, music publishing, manufacturing and distribution businesses comprising the Universal Music Group are subject to applicable national statutes, common law and regulations in each

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territory in which it operates including, without limitation, copyright, trademark, patent, antitrust, taxation, corporate law and governance, employment, environmental and health and safety laws and regulations.

     In addition, many governmental agencies exercise some degree of oversight and, at times, may initiate investigations and enforcement proceedings with regard to industry practices. In the U.S. these agencies include, without limitation, the United States Department of Justice, the Federal Trade Commission, the Environmental Protection Agency, or EPA, and the Occupational Health and Safety Administration, and in the various states they include the Attorney General and other labor, health and safety agencies. In other territories where the Universal Music Group operates equivalent agencies cover some or all of the same areas.

     In the European Union, Universal Music Group is subject to additional pan-territorial regulatory controls, in particular relating to merger control and antitrust regulation.

     In a few limited areas, a consent decree or undertaking further regulates the operation of the Universal Music Group. Specifically, in the United States, certain companies in the Universal Music Group entered into a Consent Agreement in 2000 with the Federal Trade Commission wherein they agreed for seven years that they will not make the receipt of any co-operative advertising funds for their pre-recorded music product contingent on the price or price level at which such product is advertised or promoted.

     The Universal Music Group is subject to an undertaking given to the European Commission arising out of Vivendi's purchase of Seagram, which, for a limited period, requires that the Universal Music Group shall not discriminate in favor of Vizzavi (a joint venture between Vivendi Universal and Vodafone) in the supply of music for downloading and streaming online in the European Economic Area. An undertaking given in connection with Vivendi's purchase of Seagram to the Canadian Department of Heritage also requires the Universal Music Group to continue its investments in Canada's domestic music industry. Continuing compliance with the consent decree and undertakings mentioned above do not have a material effect on the business of the Universal Music Group.

  TV & Film

     Audiovisual and Pay Television. The communications industry in Europe is regulated by various national statutes, regulations and orders, often administered by national agencies such as the Conseil Superieur de l'Audiovisuel, or CSA, in France. These agencies usually grant renewable broadcast licenses for specific terms. In France, CANAL+ holds a pay-television broadcast license for over-the-air, satellite and cable broadcasts. The CSA recently renewed this license for a five-year period starting in January 2001. CANAL+ operates its activities in Spain, Italy, Belgium, Poland, and Scandinavia in accordance with the domestic regulations of those countries.

     Because CANAL+ holds a French broadcast license, it is subject to French audiovisual laws which mandate that (1) no more than 49% of its equity may be held by any one person and (2) 60% of the films it broadcasts in France must be European in origin and 40% must be French language films. CANAL+ invests 20% of total prior-year revenue in the acquisition of film broadcasting rights, including 9% of prior-year revenue for French language films and 3% for other European films. Regulations in Belgium, Spain and Poland also require specified levels of European and national content.

     The European Community has adopted a variety of Directives that address television without frontier, intellectual property, advertisement, e-commerce, mail order and telemarketing. Vivendi Universal does not believe that the transposition of any of these Directives into French law has had a negative impact on its business.

     Film Production and Distribution. In the United States, the motion picture production and distribution businesses are not regulated due to protections given to expressive works under the United States Constitution. There are, however, many federal, state and local statutes and regulations that are integral to the business and under which the businesses operate including, without limitation, the copyright, trademark, antitrust, discrimination and environmental, health and safety laws and regulations.

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In addition, many federal and state agencies exercise some degree of oversight and, at times, may initiate investigations and enforcement proceedings with regard to industry practices. These agencies include, without limitation, the United States Department of Justice, the Federal Trade Commission, the Department of Labor, the Equal Employment Opportunity Commission, the EPA and the Occupational Health and Safety Administration and, in the State of California, the Attorney General, the Department of Toxic Substances and the California Division of Industrial Relations. In a few limited areas, a consent decree and undertakings further regulate the operations of Universal Studios. In the United States, the motion picture distribution and exhibition industries are regulated by the consent decree in U.S. v. Paramount Pictures, Inc. This consent decree, affirmed in 1950, prohibits certain conduct by film distributors, including price fixing and product tying, and requires film distributors to license product on a film-by-film and theater-by-theater basis.

     In the European Union, Universal Studios is regulated by an undertaking in the pay television area which, for a limited period of time, will regulate certain business with CANAL+. Additionally, it is regulated in the film distribution area through an undertaking given by UIP, the joint venture through which Universal Studios distributes its feature films theatrically outside of the United States and Canada. An undertaking with the Canadian Department of Heritage also regulates certain operations of Universal Studios Canada Ltd. Continuing compliance with the laws, regulations, consent decree and undertakings mentioned in this paragraph do not have a material effect on the business of Universal Studios.

     Theme Parks. Universal Studios operates theme parks around the world in accordance with applicable health, safety and environmental standards. In the State of California, recent legislation (effective January 2001) and implementing regulations, currently under development, will regulate the manner in which the Company records and reports certain incidents which occur on permanent amusement rides which result in the death or serious injury of a guest. It is not anticipated that the full implementation of these new requirements will have a material effect on the business of Universal Studios.

  Telecommunications

     The French telecommunications market was largely deregulated in July 1996 under the Loi de Reglementation des Telecommunications, or LRT, and its supplemental legislation (known as decrets d'application). The LRT is a "transposition" of European Community directives regarding deregulation into French law. It does not, however, currently provide companies like Cegetel and/or SFR equal access to local telephone loops.

     The National Regulatory Authority is the regulatory authority with jurisdiction over the telecommunications industry in France. It is responsible, among other things, for issuing recommendations to the government regarding interconnection conditions and applications for telecommunications licenses, settling conflicts in the interconnection domain and allocating frequency bandwidth and telephone numbers.

     Through SFR, TD and Cegetel, Cegetel Group holds national and global licenses (such as public network and voice telephony and fixed and mobile telephony services). Each license carries certain obligations. The terms of its long-distance license, for example, requires TD to make investments in network infrastructure. Similarly, SFR's license obligates it to provide nationwide coverage.

     Third generation mobile UMTS licenses have been awarded by most European governments. On May 31, 2001, the ART decided that SFR could be awarded a UMTS license by the French government for 32.5 billion francs, barring a drop in the price decided by the French government.

     Except for the way by which the unbundling of the local loop will be effectively provided by the incumbent French government, Vivendi Universal is not aware of any other material legislative or regulatory development that is likely to have a material effect on its telecommunications business.

Seasonality

     Because of the nature of its operations and worldwide presence, Vivendi Universal's business is typically not subject to material seasonal variations.

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Raw Materials

     As for Vivendi Universal's music and film businesses, it purchases raw materials on a worldwide basis from numerous suppliers. It seeks to accumulate and maintain appropriate inventory levels, qualify new suppliers, and develop production processes that maximize its efficient use of raw materials. Vivendi Universal undertakes to secure strategic materials through medium-term and long-term contracts and it has not experienced difficulties in obtaining sufficient amounts of raw materials in recent years. It does not anticipate such difficulties in the future. The base raw material of many of its products is oil, and as such, the price of its raw materials is subject to major fluctuations in the price of oil. Such fluctuations in the price of its raw materials, however, does not materially affect the overall cost of its products. As for its publishing business, Vivendi Universal Publishing is mainly a publisher of books, magazines and CD-ROM. In all markets where Vivendi Universal Publishing operates, it obtains its supply of paper from local suppliers. The market for paper is global and subject to well-known cycles of volatility. Vivendi Universal Publishing does not anticipate that the globalization of its raw material suppliers will significantly impact its businesses.

ENVIRONMENTAL SERVICES

General

     Vivendi Universal effectively owns 63% of the share capital of Vivendi Environnement. Vivendi Environnement is divided into four major divisions, each with its own brand identity and area of specialty. Vivendi Water, which is comprised primarily of Compagnie Generale des Eaux, Vivendi Water Systems, and US Filter, specializes in water and wastewater treatment and systems operation; Onyx specializes in waste management; Dalkia specializes in energy services (excluding the sale, production and trading of electricity); and Connex specializes in transportation services. Vivendi Environnement also owns 49% of the holding company that controls FCC and thus jointly manages Spain's leading environmental services company.

     Traditionally, in the environmental management services industry, services have been provided in an uncoordinated manner, each by a different entity. A provider of energy services, for example, would not also offer water treatment or waste disposal services, nor would it integrate its services with those of a customer's other environmental service providers. Public authorities and industrial companies, moreover, have typically met many of their own environmental needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years, however, as private firms increasingly provide a wide range of integrated environmental management services to both public and private customers. In addition, as industrial companies have continued to expand their operations internationally, their need for an environmental management services provider with global reach has grown as well. Vivendi Environnement is leading an emerging trend toward the creation of comprehensive packages of large-scale, customized, integrated environmental management services to governmental and commercial clients.

     Vivendi Environnement offers a wide variety of environmental services to public authorities and industrial, commercial and residential customers around the world. It is the leading global provider of these services, defined collectively as environmental management services. In an increasingly global, competitive, and deregulated marketplace, Vivendi Environnement is one of the few companies that can meet the needs of customers looking for a single provider to manage all of their environmental services. Vivendi Environnement offers tailored solutions, innovative, integrated packages customized to meet the needs of its customers, most often in the form of long-term contracts. Vivendi Environnement has been successfully anticipating new trends in a market that has changed significantly over the past 10 years. Greater awareness of human impact has led to stricter environmental standards. Both emerging and developed nations are being forced to deal with the consequences of urbanization in a context of limited public spending. Industrial customers are outsourcing their environmental services functions in order to focus on their core businesses.

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Environmental Strategy

     Vivendi Environnement's strategy is to use its broad range of services and extensive experience to capitalize on increased demand for reliable, integrated and global environmental management services. The major elements of this strategy are to:

     - LEVERAGE ITS EXPERTISE, LEADING MARKET POSITIONS AND STRONG FINANCIAL POSITION TO DELIVER STRONG INTERNAL GROWTH.

       Providing environmental services has been the core business of Vivendi and then Vivendi Environnement for nearly 150 years. It has demonstrated technological, financial and management expertise and routinely enjoys success in bidding for contracts with industrial companies and public authorities. It also has a track record of using its technological and management expertise to deliver high quality service while reducing costs and intends to use its broad range of expertise and experience to take advantage of the increasing demand for privatized and out-sourced environmental management services.

     - DEVELOP UNIQUE, INTEGRATED, MULTI-SERVICE OFFERINGS.

       Vivendi Environnement intends to integrate its environmental operations to meet increasing demand for comprehensive environmental management services. Vivendi Environnement expects that industrial companies will increasingly seek a single "one-stop" environmental management services provider that coordinates the performance of many of their non-core activities.

     - ACHIEVE AND MAINTAIN BEST-IN-CLASS PERFORMANCE IN EACH OF ITS BUSINESS SEGMENTS BY INVESTING IN TECHNOLOGY AND PERSONNEL.

       The projects Vivendi Environnement undertakes require extensive technical know-how and excellent management capabilities. Vivendi Environnement invests heavily in both technology and personnel to ensure that it delivers the highest quality environmental services possible. Its goal is to achieve and maintain best-in-class service across its business segments.

     - SEIZE OPPORTUNITIES ARISING FROM ITS WORLDWIDE REACH.

       Because Vivendi Environnement's operations span the globe, it can offer multinational industrial customers uniform service quality and centralized environmental services management. It is one of the only environmental services companies with the ability to offer services on a worldwide basis. Its world-wide presence also allows it to quickly seize opportunities to enter fast-growing markets for environmental management services in countries outside of Western Europe and North America. The extensive experience it has acquired in dealing with a wide variety of legal and political environments facilitates its entry into those countries.

     - FOCUS ON HIGH VALUE-ADDED ENVIRONMENTAL SERVICES.

       Vivendi Environnement intends to focus on providing high value-added environmental services and to limit its exposure to low-margin commodity supply businesses. This focus will also enable Vivendi Environnement better to take advantage of its core strength: its ability to provide creative, customized, integrated environmental services to clients with large, geographically diverse and complex operations.

     - MAKE OPPORTUNISTIC ACQUISITIONS TO EXPAND ITS SERVICE OFFERINGS AND GEOGRAPHIC REACH.

       Vivendi Environnement intends to acquire environment-related companies when the opportunity to do so on favorable terms arises. The purpose of these acquisitions will be to expand the portfolio of services it can offer clients and to extend its geographic reach. Vivendi Environnement believes that successful acquisitions in key areas will significantly enhance its ability to provide high value-added services in growing markets.

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Environmental Services Business Segments

     Vivendi Environnement is the world's leading provider of environmental management services in terms of revenue. It believes that it offers a more comprehensive array of environmental services than any other company in the world. Vivendi Environnement has the expertise, for example, to supply water to, and recycle the water used in, a customer's facility, collect, sort and treat waste generated in the facility, heat and cool it, optimize the industrial processes used in it and maintain it, all in an integrated service package designed to address the customer's unique circumstances. Vivendi Environnement can provide these services to a customer in any combination it desires. Vivendi Environnement can provide a similarly broad range of services, including transportation network management, to public authorities.

  Water

     Vivendi Environnement, through its wholly owned subsidiary, Vivendi Water, is the world's leading provider of outsourced and privatized water and waste water treatment services and systems. Vivendi Water's three main subsidiaries are Compagnie Generale des Eaux, which is the leading water and waste water services company in Europe and has operations worldwide, US Filter, North America's leading water services and equipment company, and Vivendi Water Systems, a leading designer and provider of water systems.

     Municipal and Industrial Outsourcing. The focus of Vivendi Water's water business is on the management and operation of water and waste water treatment and distribution systems for public authorities and industrial companies. Vivendi Water provides integrated services that cover the entire water cycle, from collection from natural sources and treatment to storage and distribution. Its activities include the design, construction, operation and maintenance of large-scale, customized potable water plants, waste water treatment and re-use plants, desalination facilities, potable water distribution networks and waste water collection pipelines, as well as the provision of water purification-related services to end users. Vivendi Water's design and construction services are provided by its water treatment systems and equipment operations.

     Vivendi Water and its predecessor have provided outsourced water services in Europe for more than 150 years and uses its experience to capitalize on the worldwide trend towards privatization of municipal water and waste water services. In the public sector, Vivendi Water concentrates on non-regulated outsourcing markets -- markets which better allow it to take advantage of its expertise in improving the efficiency of water systems.

     Through US Filter, Vivendi Water is also well positioned to meet industrial firms' rapidly growing demand for outsourced water services. It is leveraging that position to grow its industrial outsourcing business in North America, Europe and the Asia/Pacific region. For example, Vivendi Water recently entered into contracts with General Motors pursuant to which it, together with Trigen and Cinergy, will design, build and operate facilities that will provide electricity, water, waste water and compressed air for several General Motors factories in the United States over a fifteen-year period.

     Water Treatment Systems and Equipment. Through US Filter and Vivendi Water Systems, Vivendi Water is the world's leading designer and manufacturer of water and waste water treatment equipment and systems for public authorities and private companies. It treats ground water, surface water and waste water using a wide range of separation processes and technologies and engineers customized systems to reduce or eliminate water impurities. Its recycle/re-use systems provide industrial customers with the ability to circulate treated water back into plant processes, thereby reducing water usage, operating costs and environmental damage.

     Vivendi Water also designs, engineers, manufactures, installs, operates and manages standardized and semi-standardized water equipment and systems designed to treat water for particular industrial uses. The large number of installations Vivendi Water constructs and operates gives it a competitive advantage in terms of costs, performance and reliability, especially for services to private firms. For example, many manufacturing processes -- particularly those used in the food and beverage, pharmaceutical, microelec-

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tronics, paper, chemical processing and oil/petrochemical industries -- require treated water to improve product quality and reduce equipment degradation. Vivendi Water uses a broad range of physical, biological and chemical treatment technologies that can be combined and configured to treat water to a customer's individual specifications.

     Through Sade and Bonna Sabla, subsidiaries of Generale des Eaux, Vivendi Water also constructs and repairs urban water distribution networks in France and around the world.

     Bottled Water and Household Filtration Products. Through US Filter, Vivendi Water provides consumers in North America and Europe bottled water under the "Culligan" brand. Vivendi Water offers the same consumers a variety of point-of-entry and point-of-use water treatment products such as water softening, conditioning and filtration equipment. Vivendi Water purifies drinking water at over 140 company owned, franchised or licensed bottling locations and sells that water through over 720 independent and company-owned dealerships in the United States.

     Vivendi Water provides water services and products to three types of customers: municipalities, industrial firms and consumers. Municipalities, primarily in Europe, accounted for 72% of its 2000 water revenue (E9.1 billion). Vivendi Water's significant contracts include ones to provide water-related services in Paris, Berlin, Lyon, Marseille, Budapest, Bucharest and Adelide, Australia. In 2000, it won 35 new contracts with public authorities in France. It also won some of the largest contracts awarded in North America in 2000, including one, expected to generate $150 million in revenue over 15 years, to design, build and manage a water treatment plant in Tampa, Florida, and another, expected to generate $220 million over 20 years, to operate the first privatized wastewater treatment plant in Chicago. Vivendi Water also had 220 contracts with public authorities renewed in 2000, primarily in France.

     Vivendi Water has approximately 40,000 industrial clients. Its major industrial clients include General Motors, Conoco, Hyundai and Danone. About two-thirds of its consumer customers are in North America, and the remainder are in Europe and Latin America.

     Transactions and Developments. In August 2000, Vivendi Environnement sold the Kinetics Group, a subsidiary of US Filter, to a group of investors for a price of E0.5 billion, and used the proceeds of the sale to reduce its indebtedness. Vivendi Environnement has won a number of major contracts since the beginning of 2001, including one to design and build a chemical treatment unit and a sludge treatment unit for Millennium, a leading chemicals company. It has also won significant contracts to provide outsourced water services in Prague and Tangiers, Morocco.

  Waste Management

     Through Onyx and its participation in FCC, Vivendi Environnement is a global waste management leader -- the number one in Europe and the third largest in the world. Vivendi Environnement provides waste management services to 70 million people with operations in 35 countries on five continents. It has waste management contracts with approximately 4,000 municipalities and 250,000 industrial clients worldwide, the latter representing about 60% of its waste revenue. Its principal markets are Europe and North America. It also provides waste management services in the Asia/Pacific region and in Latin America. It conducts its waste operations in Latin America through Proactiva Medio Ambiente, a 50/50 joint venture with FCC.

     Onyx is the only global operator present in all the major waste treatment segments -- solid, liquid, and hazardous waste, a unique multi-segment approach that enables Onyx to offer solutions tailored to each customer's specific needs. Onyx's core business consists of the collection, processing and disposal of municipal, commercial and industrial waste. Its waste activities fall into two broad categories: waste collection and related services and waste disposal and treatment.

     Waste Collection and Related Services.

     - Collection and Transfer. Vivendi Environnement collects waste from residences and communal depositories and from industrial sites. It transports this waste to transfer stations, recycling and

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       treatment centers or directly to disposal sites. Solid waste consolidated at transfer stations is usually compacted for transport to disposal sites.

     - Recycling. Recycling generally involves the collection of paper, cardboard, glass, plastic, wooden and metal waste that customers either separate into different containers or commingle with other recyclable materials. Onyx recycles approximately 4.8 million metric tons of solid waste each year. It owns 151 sorting and recycling units. It sells recyclable material to intermediaries or directly to industrial clients. Sorting and recycling are becoming larger components of the environmental management services provided to industrial companies. It is a European leader in recycling waste paper and cardboard and has substantial waste paper recycling operations in the United States as well.

     - Commercial and Industrial Cleaning. Vivendi Environnement conducts its commercial and industrial cleaning operations primarily under the brand "Renosol". It cleans, among other things, offices, train stations, subways, airports, museums and shopping centers. It also cleans industrial sites, primarily auto manufacturing and food processing plants, offering specialized services such as high-pressured cleaning, clean-room cleaning and tank cleaning.

     - Liquid Waste Management. Vivendi Environnement's liquid waste management operation focuses principally on pumping and transporting liquid effluent associated with water treatment sewage networks and oil residues to treatment centers.

     - Street Cleaning. Vivendi Environnement provides mechanized street cleaning services for public authorities, including authorities in London, Paris, Madrid, Buenos Aires and Madras, India.

     Waste Disposal and Treatment.

     - Non-Hazardous Solid Waste. Onyx disposes of non-hazardous solid waste by depositing it in landfills, by incinerating it at incineration plants or through composting.

     - Landfill Disposal. Onyx disposes of non-hazardous solid waste in 119 different landfills. It has developed expertise in waste treatment methods that minimize emission of liquid or gaseous pollutants, allowing it to manage landfills under strict environmental regulations. At some landfills, Onyx recycles biogas by converting it into energy. It primarily relies on landfill disposal for industrial solid waste. For municipal waste, it uses landfill disposal, incineration and composting.

     - Waste-to-Energy and Incineration. Onyx uses the 83 waste-to-energy and incineration plants it operates to incinerate waste, the majority of which is municipal waste. At its waste-to-energy plants, it uses the heat created by incinerating waste to generate energy. It sells this energy principally to district thermal networks or electricity providers. It often uses incineration as its primary method of waste disposal in densely populated areas where landfill space is scarce.

     - Composting. Onyx composts waste at its 62 composting production units. It then sells a portion of the composted waste for use as fertilizer.

     - Hazardous Waste. Onyx also treats hazardous waste. Eighty percent of its business in this category comes from the chemical, petrochemical and metallurgy industries, primarily in the United States, France and the United Kingdom. Onyx collects hazardous waste from customers and transports it, usually in specially constructed containers, tankers or semi-trailers, and treats it at one of 23 treatment facilities. Onyx's principal methods for treating hazardous waste are: incineration for organic liquid waste, solvents, salted water and sludge; solvent recycling; stabilization of residues followed by disposal in specially-designed landfills; and physical-chemical treatment for inorganic liquid waste.

     Contracts with industrial customers accounted for approximately 60% of Onyx's 2000 waste revenue. Onyx provides integrated waste management services which can include solid, liquid and hazardous waste management to companies including Ford, General Motors, Renault, Michelin, Rhodia, Motorola and

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Intel. It also designs, builds and operates integrated solid waste disposal, treatment and recycling systems for governmental authorities.

     Throughout the world, Onyx's multi-segment abilities are a significant asset when dealing with local authorities seeking a service provider with expertise in construction, operation, and management to ensure quality public service in household waste collection and treatment. Since the beginning of 2000, Onyx has won a number of major contracts with governmental authorities around the world including contracts to provide waste services in central Singapore, Alexandria, Egypt, Fort Myers, Florida and Tai-Tung, Taiwan. In France, it won a contract in Saumur to construct and operate, for a 20-year period, a waste-to-energy plant. In addition, it won contracts to provide waste collection and sorting services in four of Paris' twenty districts.

     Transactions and Developments. In 2000, Onyx continued its development in the United States with the acquisition of landfills, transfer stations and hauling routes from Allied Waste and the remaining 49% of Waste Management's interests in their joint venture for hazardous waste and industrial services. It also purchased from Waste Management waste operations in Mexico and Brazil, and waste operating licenses in Hong Kong where it has now a leading position.

  Energy

     Through Dalkia, Vivendi Environnement is a leading energy management services provider in the rapidly growing European energy services market. Dalkia provides energy management services in 26 countries. It also offers a wide range of industrial utilities and facilities management services. Demand for outsourced industrial utilities and facilities management, almost non-existent ten years ago, has grown significantly.

     Formerly focused mainly on French local authorities, Dalkia's customer base is now balanced between public and private-sector customers. Dalkia is becoming increasingly international in scope. Dalkia's primary markets are France, UK, and Central and Eastern Europe. Dalkia provides the following services:

          Energy management. Energy management consists of operating heating and cooling systems to provide comfortable living and working environments and redesigning and operating existing energy systems to maximize their efficiency. Dalkia manages some 55,000 heating systems in France and 10,000 elsewhere in Europe. It provides integrated energy services, including in most cases system construction and improvement, energy supply, system management and maintenance, to about 40,000 public, industrial, commercial and residential customers.

          Dalkia is also Europe's leading operator of large urban district heating and cooling systems. Dalkia does not ordinarily own the systems it operates. In most cases, public authorities own the systems but delegate to Dalkia the responsibility of building, managing, maintaining and repairing them. The systems Dalkia operates heat and cool a wide variety of public and private facilities, including schools, hospitals, office buildings and residences. Dalkia currently manages more than 250 district heating and cooling systems in Europe, mainly in France, the United Kingdom, Germany, and Central and Eastern Europe. In France, it operates 186 district heating and cooling systems, that is about half of those in existence. It is expanding rapidly in Central Europe. Throughout Central and Eastern Europe, it has set up a number of energy services companies, in many cases in cooperation with the European Bank for Reconstruction and Development.

          Dalkia offers innovative multi-energy and remote management solutions to ensure cost-effectiveness, reliability and environmental protection. When practicable, it uses alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, process heat (heat produced by industrial processes) and thermal energy produced by cogeneration projects.

          Dalkia has become a European leader in cogeneration (the simultaneous production of electricity and heat) and on-site power production. It offers decentralized energy production, cogeneration, local mini-generation, and renewable power generation using the heat and electricity produced by biomass

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     or gas emissions from household waste. Dalkia leads the French market in cogeneration with a market share of approximately 25% at the end of 2000. When the agreement with EDF (see "-- Transactions and Developments" above) is fully implemented, it expects its market share to rise approximately 40%.

          Industrial Utilities. Dalkia is a leading provider of industrial utilities services in France and the United Kingdom. It supplies complete, customized services, integrating facilities construction, steam and compressed air production and distribution, and site maintenance and modernization and has also developed recognized expertise in the analysis of industrial processes, productivity improvement and preventive maintenance.

          Facilities Management. In a further response to the increasing popularity of outsourcing, Dalkia has recently added facilities management to its portfolio of services. The support services it offers range from electrical and mechanical equipment maintenance to secretarial services.

     Dalkia provides energy services to both public and private customers. Its public customers include authorities in suburban Paris, Lyon, Nice, Ostrava in the Czech Republic and Bratislava in the Slovak Republic. Its industrial customers include international groups such as Eurolysine (Ajinomoto group), Michelin, Renault, Smurfit, Solvay and Unilever. Dalkia facilities management customers include public institutions like the European Parliament and private firms like Alstom, Bull and Phillips. The primary market for its energy services is Europe. Latin America is potentially an important market for its facilities management business, as is the Asia/Pacific region for its heating system activities.

     Transactions and Developments. In December 2000, Vivendi Environnement entered into an agreement with Electricite de France, or EDF, pursuant to which Dalkia has begun to consolidate its energy operations with those of EDF. As European energy markets continue to deregulate, Vivendi Environnement and EDF believe that their customers increasingly demand comprehensive energy solutions that combine power generation and energy services. Together Vivendi Environnement and EDF can provide such integrated services, mainly to large industrial firms. The partnership with EDF will allow Vivendi Environnement to offer public and private-sector customers innovative, comprehensive solutions drawing on the two companies' complementary expertise.

     Pursuant to Vivendi Environnement's agreement with EDF, EDF acquired in December 2000 and January 2001 a 28% stake in Dalkia Holding, Dalkia's direct parent, in exchange for approximately E850 million. In early 2001, EDF acquired an additional 6% interest in exchange for contributing one of its subsidiaries to Dalkia Holding. In addition, Dalkia Holding purchased certain energy services operations of EDF for E103 million, and EDF purchased interests in two Dalkia Holding subsidiaries for a total of E627 million. As the deregulation process continues and limits on EDF's ability to provide energy services are further removed, Vivendi Environnement has agreed that EDF's stake in Dalkia Holding will eventually rise to 50%.

     Vivendi Environnement believes that the EDF agreement will give Dalkia the resources it needs to become the European leader in energy and technical services and gives it an improved set of assets with which to meet its customers' needs, notably in industry, and thus gives the company a significant lead over the competition.

     In May 2001, Onyx and Dalkia won a 30-year contract to provide sanitation, recycling and energy services for the city of Sheffield in the United Kingdom. The contract is expected to generate total revenue of E2 billion.

  Transportation

     Through Connex, Vivendi Environnement is a leading European private operator of local and regional passenger transportation services. With 40,000 employees serving over 4,000 communities worldwide, Connex and its subsidiaries transport over one billion passengers per year by rail and by road. Connex provides integrated transportation solutions involving bus, train, maritime, tram and other networks. It

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expanded to new markets, for example in Spain, and reinforced its inter-city and road transportation activities by acquiring a significant portion of Via GTI's operations and assets.

     Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. The public authority with which it contracts generally owns the infrastructure it uses; the authority also typically establishes schedules, routes and fare structures for the networks that Connex operates and manages. The fares Connex charges passengers on transportation networks are usually insufficient to cover its costs; consequently, the public authority typically provides Connex a guaranteed minimum payment or pays a subsidy. Connex seeks to increase profitability by reducing its operating costs and increasing traffic through improvements in system speed and reliability, service customization and vehicle comfort and safety. It also tries to reduce costs by rationalizing previously government-run operations.

     Urban Transportation. Connex operates a number of "right-of-way" transit systems, which are systems in which vehicles travel on dedicated lines separated from ordinary automobile traffic, and provides integrated transportation products and services in urban areas. Connex is responsible for driving, inspecting, cleaning and providing security on the vehicles it operates, marketing, providing customer service, and maintaining, cleaning and providing security in the stations on its networks. Its urban transportation services fall into three broad categories: right-of-way system operation, alternative services and integrated services.

     - Right-of-Way System Operation. Connex operates tram and light rail lines in cities including Stockholm, Sydney and Rouen and Saint-Etienne in France. Connex also operates a frequent-service bus system in Bogota, Colombia and is developing innovative "tram-on-tires" system in Nancy, France that combines the flexibility of buses with the high speed of trams.

     - Bus Networks. Connex also operates a number of bus networks that are not part of right-of-way systems. It is the exclusive bus operator in cities including Nice, Bordeaux, Nancy and Toulon, as well as 40 other cities in France, and operates lines in cities including London, Stockholm, Frankfurt and Warsaw.

     - Alternative Services. In a number of cities, Connex provides innovative, non-traditional transportation services in situations where conventional services would be inefficient. For example, it provides transportation-on-demand services such as "Creabus", a minibus tracked by a global positioning system (GPS) that replaces large buses during off-peak hours, and systems that use small electric cars to serve urban areas that are otherwise restricted to pedestrians.

     - Integrated Services. In many cities, Connex provides combinations of bus, tram, metro and train services on an integrated basis using unified ticketing systems. In Stockholm, for instance, it operates a metro, three tram lines and 20% of the bus network, all as part of a single system. In other cities, Connex provides unimodal services that are integrated into a system served by multiple operators. Connex provides such integrated services in areas including suburban Paris, London, Sydney and Dusseldorf.

     Regional Transportation. Connex provides regional transportation services through the operation of road and rail networks. As with urban transportation services, it is responsible for operating, maintaining and providing security on the vehicles and stations it uses in regional networks, as well as for ticket sales and customer service.

     Connex's most significant rail networks are in the United Kingdom, Germany, France and Australia. In the United Kingdom, it operates regional rail networks serving the London suburbs and southern England through its subsidiaries Connex South Central (under a contract that expires in May 2003) and Connex South Eastern (under a contract that expires in October 2011). In 2000, its subsidiary Connex Transport UK participated in the tender for the renewal and extension of the franchise for the network operated by Connex South Central. Connex Transport UK was short-listed, but was not awarded the contract. Connex Transport UK is currently preparing offers for a number of other contracts in the United Kingdom that are expected to be up for tender in the near future. In regional road transportation, Connex operates networks including France, Norway, Sweden, Finland, Belgium and the Czech Republic.

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     Freight.  Connex is also beginning to develop rail freight operations, primarily in France and Germany. It intends to expand these operations significantly in order to leverage its industrial client base for other environmental services and to implement Vivendi Universal's strategy of providing a comprehensive array of such services to industrial customers. Connex provides rail freight services primarily through the following three activities:

     - Regional Freight Networks. Connex operates a number of regional freight trains for customers including the French national railroad, SNCF.

     - Management of Private Branch Lines. Connex manages branch lines for customers in the automobile, petrochemical and refining industries that have plants connected to a national rail network. Facilities served include the Eisenach Opel plant in Thuringia, Germany, the Bitterfeld chemical complex in Saxony-Anhalt, Germany and approximately 40 industrial sites in France.

     - Multimodal Transportation. In 2000, Connex began providing "multimodal" shipping services, for example, shipment of freight in containers that can be carried by either trains or trucks. Daily multimodal service between Paris and Milan began in October 2000, following the acquisition of an interest in multimodal operator TAB. Service between Stuttgart and Mannheim, Germany began in February, 2001.

     In France, governmental authorities typically own the buses used on urban networks and lease them to Connex under the applicable operating contract. However, Connex usually owns the motorcoaches used on regional road networks. In the other countries in which it operates, Connex typically owns the buses and motorcoaches used in both urban and regional road networks. With regard to rail networks, Connex usually rents, rather than owns, the trains it uses.

     The vast majority of Connex transportation customers are the national, regional and local public authorities responsible for providing public transit services. Connex operates 26 rail networks, 236 road networks, 20 integrated networks and four tram systems that carry, in the aggregate, more than one billion passengers a year.

     Transactions and Developments. In 2000, Connex purchased from Via GTI Group, a leader in transportation in France, operations holding a number of contracts in inter-urban transportation in France, Spain and Germany. This acquisition provided it with additional revenue of E236 million in 2000. It also sold its interest in the Barraqueiro Group, a Portugese passenger transportation company, to its co-shareholder, Barraqueiro SGPS, for E50 million.

     Vivendi Environnement has agreed to sell its operations associated with the Connex South Central contract to Govia for 30 million British pounds and to withdraw from the contract (which was scheduled to expire in May 2003). This sale, which is subject to regulatory approval, would reduce Vivendi Environnement's revenue, as it currently generates revenue of E500 million per year from the contract. Vivendi Environnement agreed to the sale because it believes its capital and the efforts of its management will be better employed in connection with projects with which it expects to have a long-term involvement. Moreover, it is possible that its capital expenditure requirements will rise modestly in 2001, as there is a trend among some governmental authorities toward requiring private operators to make some investments upon the commencement of a new contract.

  FCC

     FCC, a public company listed on the Madrid Stock Exchange, is one of Spain's largest companies. Its market capitalization was E3.376 billion as of June 26, 2001. FCC operates in a number of different environmental and construction-related industries. In October 1998, to exploit the growing demand for integrated environmental management services, Vivendi Universal acquired a 49% interest in the holding company that owns 56.5% of FCC. In December 1999, Vivendi Universal transferred its interest in this holding company to Vivendi Environnement. Another shareholder owns the remaining 51% of the holding company.

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     FCC's main activities are:

     - construction, which represented 46% of its overall 2000 revenue;

     - waste and water services, which represented 31% of its 2000 revenue; and

     - cement production, which represented 15% of its 2000 revenue.

     FCC also manufactures urban fixtures, manages car parks, provides airport handling and vehicle inspection services, buys and sells real estate and, through its approximately 80% holding in Grucysca, participates in the industrial logistics and other services sectors. On July 2000, as part of its international expansion, Vivendi Environnement consolidated most of its water and waste treatment businesses with FCC's operations in Latin America and the Caribbean in Proactiva.

     FCC's services include:

          Waste and Water Services. FCC is the leading waste management company and the second largest water and waste water treatment company in Spain, where it conducts the bulk of its operations. FCC collects, processes and disposes of household waste, providing the public authorities responsible for waste collection and disposal a full range of waste management services. FCC provides waste management services to approximately 1,500 municipalities and 21 million people in Spain. It also supplies drinking water to 6 million people in Spain and treats waste water for 9 million.

          FCC's water and waste water treatment activities cover the full cycle of water treatment, including water treatment and distribution. In 1999, FCC acquired Vivendi Water's Spanish operations, doubling its market share in this sector.

          Construction. FCC is one of the five leading construction companies in Spain. FCC's projects include the construction of roads, high-speed railway lines, airports, offices, commercial centers and residential homes.

          Cement Production. FCC produces cement through its 49% interest in Portland Valderrivas which controls Cementos Portland, Spain's second-largest cement maker. It began to expand internationally with its 1999 acquisition of Giant Cement in the United States. FCC's cement production is now approximately 80% in Spain and 20% in the United States.

     Under the terms of an option agreement dated October 6, 1998 between Vivendi Universal and the other shareholder in the holding company through which Vivendi Environnement holds its stake in FCC, the other shareholder has an option, exercisable between April 18, 2000 and October 6, 2008, to sell Vivendi Universal its 51% interest in the holding company. The agreement also provides for mutual rights of first refusal on any transfers of shares in the holding company to a third party. Additionally, the other shareholder has a call on the shares of the holding company through which Vivendi Environnement owns its interest in FCC that becomes exercisable in the event Vivendi Universal ceases to hold a majority of the capital of Vivendi Environnement.

     FCC is focusing on developing its core businesses in order to boost its market share, particularly in services, which are not cyclical, for which FCC has recognized references and capabilities. At the same time, FCC has been making targeted investments in opportunities offering new technologies. In conjunction with Vivendi Telecom International, Vivendi Universal's wholly owned subsidiary, FCC owns 31.28% of Xfera Moviles, which has been awarded a UMTS mobile phone licence in Spain.

     In 2000, Proactiva, which provides 29 million people with waste services and 16 million with their entire water cycle, won a contract to manage Bogota's waste storage centre. It will also manage water systems for Catamarca, Argentina for the next 30 years.

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Competition

  General

     Most markets for environmental services are very competitive and are characterized by technological and regulatory change and experienced competitors. Competition in each of the markets Vivendi Environnement serves is primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services, adapting to changing legal and regulatory environments, and managing employees accustomed to working for public sector entities or non-outsourced divisions of commercial enterprises. In each of the markets in which Vivendi Environnement operates, its competitive strengths are its high level of technological and technical expertise, its financial position, its geographical reach and its experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

     With regard to integrated, large-scale environmental management services in particular, Vivendi Environnement's competitors include Suez and RWE and its primary competitive strength is its demonstrated ability to provide innovative, integrated environmental services that are tailored specifically to the needs of individual clients and offered on a global basis. Vivendi Environnement anticipates that other enterprises that compete with it in individual environmental sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

  Water

     Vivendi Water is the world's leading private provider of water services to municipalities and industrial firms, its principal competitors being Suez (through its water business Ondeo), RWE (through its UK subsidiary Thames Water), Anglian Water, Severn Trent and Saur. It has leading positions in the European and North American markets, and a strong basis for growth in Latin America and the Asia/ Pacific region, especially Australia and China. Vivendi Water is a leading competitor in the rapidly growing industrial outsourcing market. It also has a leading position in the highly fragmented water equipment market.

  Waste Management

     Vivendi Environnement's waste management operations are carried out mainly in Europe, where it is the market leader in the collection and disposal of household, commercial, industrial and hazardous waste. Its main pan-European competitor is Suez. It ranks among the top providers of household, commercial and industrial waste management services in the United Kingdom, along with Suez, Biffa, Cleanaway and Shanks. Onyx has strong market positions in Norway, Ireland, Switzerland and Portugal. It has also expanded its presence in Israel, where it now has a leading position and is the only provider of a full range of services.

     Vivendi Environnement has taken significant steps toward establishing its competitive position in North America through the acquisition in 1999 of Superior Services, Inc., which provides household and industrial waste collection and disposal services to customers in 12 states, and through Onyx Environmental Services and Onyx Industrial Services, which provide hazardous waste and industrial services, respectively, in the United States and Canada. Vivendi Environnement's major competitors in the United States include Waste Management, Allied Waste, Republic Services and Safety Kleen.

     Vivendi Environnement's Latin American operations are concentrated in Brazil, Venezuela, Mexico, Colombia, Argentina and Chile, where its primary competition is from a variety of local companies and SITA (a subsidiary of Suez). It plans to expand its activities in Latin America through Proactiva. Vivendi Environnement is among the market leaders in the Asia/Pacific region where its main competitors are various local companies, Cleanaway and Suez.

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  Energy Services

     Vivendi Environnement's traditional competitor in district thermal management is Suez through its subsidiary Elyo. It increasingly faces competition from large European gas and electricity companies such as RWE, E.on, Texas Utilities and Power Gen, especially for large district heating contracts in Eastern and Central Europe. Its competitors in cogeneration consist primarily of large utilities companies such as RWE, E.on, Texas Utilities, Endesa, National Power and Power Gen. It competes primarily with large firms such as Honeywell and Johnson Control for facilities management business.

  Transportation

     Vivendi Environnement has a 20% share of the privately run passenger transportation market in France, 17% of the privately run rail market in the United Kingdom, and 22% of the privately run passenger road transportation market in Scandinavia.

     Most privately operated passenger transportation companies serve a limited geographic area. Vivendi Environnement's major competitors are those companies that, like it, provide passenger transportation services in a number of different countries. Its competitors include Stagecoach, its principal European competitor, National Express, First Group, Arriva and Go Ahead in the United Kingdom and Kedis and Transdev in France. It anticipates that new competitors may seek to enter the market, including civil engineering companies, rolling stock manufacturers and government-owned operators seeking to expand into contiguous regions.

  FCC

     FCC is the leading private provider of waste management services in Spain, with a share of the overall market (the public and privatized markets combined) for waste management services of approximately 43% and a share of privatized market of approximately 70%. Its primary competitor in this market is Cespa. After Aguas de Barcelona, FCC is the leading private operator in the water and waste water treatment market in Spain, with a market share of 15%.

     The cement production sector in Spain is relatively concentrated. FCC is the only major Spanish competitor, with approximately 17% of the Spanish market. Its main competitors are Spanish branches of multinational cement manufacturers such as Cemex, Holderbank and Lafarge.

     The construction market in Spain has recently undergone a process of consolidation. Five major competitors, one of which is FCC, have emerged. With numerous small companies and a number of larger international companies vying for business, however, the market remains competitive.

Research and Development

     Research and development is a critical component of Vivendi Environnement's ongoing effort to provide its customers with cost-effective and environmentally sound products and services. Vivendi Environnement has 11 research facilities throughout the world, staffed by a total of 500 scientists and other researchers.

     In order to provide its customers with the highest quality drinking water, as well as with cost-effective water treatment solutions, Vivendi Environnement conducts research on water treatment and distribution primarily at its laboratories in Paris, Lyon and Rennes in France, Watford in Great Britain, Adelaide in Australia, Berlin in Germany, Rothschild in Wisconsin, and in situ at its different water treatment plants throughout the world. In 1999, it set up new water research centers in Australia and North America. In 2000, in cooperation with a number of German universities and Berliner Wasser Betriebe, it established a "competence center" in Berlin that is designed to develop international research and technical support programs. Through Anjou Recherche, approximately 350 researchers are involved in water-related research projects. Current areas or research include membrane filtration, sea water desalination and disinfection of municipal waste water. Vivendi Environnement's researchers have developed the technology necessary for large-scale nanofiltration, a purification method that uses membranes with microscopic holes to remove

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impurities from water (at its Mery sur Oise water treatment plant near Paris)
and submerged membrane filtration, a method using underwater purification filters (in the Adjaccio region of Corsica). As a result of this technology, Vivendi Environnement has been able to produce potable water from low quality sources.

     Vivendi Environnement conducts a significant part of its waste management and treatment research and development through its Centre de Recherches pour l'Environnement, l'Energie et les Dechets, or CREED, research and testing center in Limay, France. With 65 engineers and researchers, and affiliated centers in the United Kingdom and Taiwan, CREED conducts approximately sixty research programs geared towards developing services for industrial firms and municipalities. Current areas of research include the development of new uses for recycled products, advanced sorting and recycling processes for municipal waste, improved techniques for treating land contaminated by heavy metals and other pollutants, new methods of detecting, measuring and removing dioxins and other pollutants released by incineration plants, more efficient waste-to-energy processes and the exploitation of energy created during effluent treatment and recycling processes. It has been awarded more than 60 patents as a result of its waste-related research.

     Vivendi Environnement conducts its research and development efforts in energy at CREED as well. Its researchers work primarily to find ways of limiting the emission of greenhouse gases through the use of alternative energy sources such as fuel cells and wind-powered and photovoltaic generators. Other research projects in this area include the development of low-power cogeneration systems to heat public buildings and advanced heat storage systems.

     Vivendi Environnement's research and development in passenger transportation includes the development of traffic management systems and new forms of local transportation to improve passenger service, GPS technology and real-time information transmission to improve transportation efficiency and security and new techniques to reduce vehicle emissions. Approximately 20 people are involved in its research efforts in the transportation services field.

     Vivendi Environnement conducts a number of research efforts in cooperation with research centers and institutions of higher learning in France and elsewhere. In France, it has worked with the Pasteur Institute in Paris, the Ecole des Ponts et Chaussees, the Compiegne University of Technology, the Ecole Polytechnique, the Ecole Superieure des Travaux Publics and the National Centre for Space Studies in areas such as recycling, dioxin analysis and treatment and waste combustibility. Partners outside France include Georgia Tech, the EPA, the Swiss federal water institute, the Australian Water Quality Centre, the Helsinki University of Art and Design, the Hong Kong Science and Technology University, Tsinghua University in China, the Asian Institute of Technology in Thailand and Berliner Wasser Betriebe in Berlin.

Regulation

     Vivendi Environnement's businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in Western Europe and North America.

  Water

     The water and waste water treatment industries are highly sensitive to governmental regulation. In Europe and the United States, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of waste water are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

     The quality of water for human consumption is strictly regulated at the European Union level by the Directive on Drinking Water. The collection, treatment and discharge of urban as well as industrial waste water is governed by the Directive on Urban Waste Water. Public authorities also impose strict regulations upon industrial waste water that enters collection systems and the waste water and sludge from urban waste water treatment plants.

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     France has numerous laws and regulations concerning water pollution, as well as numerous governmental authorities involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps underground water in amounts that exceed specified volumes. French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.

     In the United States, the primary federal laws affecting the provision of water and waste water treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and the regulations promulgated pursuant thereto by the EPA. These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

  Waste Management

     In France, ministerial orders establish standards for disposal sites for household, industrial and hazardous waste. These orders govern, among other things, site selection and the design, construction and testing of disposal sites. Administrative officers can impose strict standards with regard to waste disposed of at a site. Hazardous waste is subject to strict monitoring at all stages of the disposal process.

     At the European Union level, the framework for waste management regulation is provided by Directives that establish overall regulatory goals of waste prevention, collection, recycling and re-use. European Union member states must prohibit the uncontrolled discarding, discharge and disposal of waste. Entities that store or dump waste for another party must obtain an authorization from the competent authority that prescribes the types and quantities of waste to be treated, the general technical requirements to be satisfied and the precautions to be taken. Regulatory authorities frequently check compliance with those requirements. Additionally, specific European Union Directives govern the operation of landfill sites, the collection and disposal of hazardous waste, and the operation of municipal waste-incineration plants.

     In numerous countries, waste treatment and disposal facilities are subject to laws that require Onyx to obtain permits to operate most of its facilities from municipal and regional authorities. The permitting process requires Onyx to complete environmental impact studies and risk assessments with respect to the relevant facility. Landfill operators must provide specific financial guarantees (which typically take the form of bank guarantees) that cover the monitoring and remediation of the site during, and up to 30 years after, its operation. Operators must comply with standards for landfills. Incineration plants are subject to rules that limit the emission of pollutants.

     Vivendi Environnement's U.K. waste management operations and facilities are subject to the Environmental Protection Act of 1990, which requires local authorities to transfer their waste disposal operations either to a specialized waste disposal entity owned by the local authority or to a private contractor, and the Environment Act of 1995, which addresses pollution control, land waste and nuisances.

     The major statutes governing Vivendi Environnement's waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liabilities Act of 1980, as amended (also known as "Superfund"), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Vivendi Environnement operates also has its own laws and regulations governing the generation, collection and disposal of waste, including, in most cases, the design, operation, maintenance, closure and post closure maintenance of landfills and other solid and hazardous waste management facilities. In order to develop and operate a landfill, transfer station, hazardous waste treatment/storage facility or other solid waste facility, Vivendi Environnement must typically undergo several difficult governmental review processes and obtain one or more permits that may not ultimately be issued.

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     In view of the fact that the waste management business is subject to risks of liability for property damage and personal injury caused by pollution and other hazards, Vivendi Environnement carries insurance policies covering what it believes to be the most important casualty risks. However, Vivendi Universal cannot provide assurance that the coverage provided by these policies will be sufficient to cover any liability to which Vivendi Environnement may be subject. See "Risk Factors" beginning on page 19.

  Energy Services

     Vivendi Environnement's energy-related activities in Europe (primarily the generation and delivery of thermal energy and independent power generation) are subject to an EU Directive that establishes emission limits for sulphur dioxide, nitrogen oxides and dust and regulates the construction of combustion plants.

     The European Commission is considering an amendment to this Directive that, if adopted, would impose emission thresholds twice as strict as those currently in effect. The new thresholds would apply to all new installations put into operation after a date that is to be determined. Other existing Directives require the implementation of national emission ceilings for certain atmospheric pollutants such as sulphur dioxide, nitrogen oxide, volatile organic compounds and ammonia.

     The use of gas and other combustible material in France is subject in some instances to a domestic natural gas tax. Energy produced by a cogeneration facility is exempt from this tax for a period of five years after the facility begins operations. The law providing for this exemption was renewed in 1999; any cogeneration plant Vivendi Environnement builds before 2004 will therefore be eligible for the exemption.

  Transportation

     Vivendi Environnement's transportation service activities are subject to a number of EU Directives that limit emissions from petrol and diesel engines and requires Vivendi Environnement to obtain certain permits. One Directive sets forth guidelines for the laws of the member states with respect to the emissions of gas pollutants from diesel engines used in vehicles. Another sets forth guidelines for the laws of the member states with respect to emissions of gas and particulate pollutants from internal combustion engines installed in mobile equipment other than road vehicle.

Contracts

  General

     The vast majority of Vivendi Environnement's contracts to provide individual environmental services are medium and long-term agreements with municipal and industrial clients. These contracts vary widely in terms of size, duration and the degree of responsibility and/or risk they impose. Some require to provide specific services on a one-time basis in exchange for a set fee; others give broad responsibility for the implementation of large, long-term projects. Some require to make substantial capital expenditures, in which case Vivendi Environnement generally bears considerable risks. Some of these contracts provide mechanisms through which particular risks -- for example, the risk that passengers on a transportation network will fall to an uneconomic level -- will be shared by the counterparty. Others provide for renegotiation of terms in the event of a material change in circumstances. The duration of a contract, which tends to increase with the level of responsibility and risk Vivendi Environnement assumes, is generally based on the time needed to depreciate the investment made, set in place an efficient organization and achieve the expected improvements in the service provided.

  Contracts with governmental authorities

     Vivendi Environnement has a number of contracts with governmental authorities, particularly in France. Contracts with governmental authorities often differ in a number of respects from contracts with private parties, especially in civil law countries. Governmental contracts for essential community services such as water supply, waste water treatment and household waste treatment typically obligate the private

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operator to provide a service to a given population, often on an exclusive basis, in accordance with operating conditions, including fees, that are defined by the governmental authority. The private operator also has a contractual relationship with services users, such as members of the public, but that relationship is defined by contractual terms established by the governmental authority.

     There are number of features common to French governmental contracts, including provisions that (1) entitle the governmental authority to modify or terminate the contract unilaterally if the public interest so requires (in case of termination or modification, the governmental authority must fully compensate the private operator), (2) allow, in long-term contracts, periodic review to ensure the contract remains fair for both sides, and (3) grant the governmental authority the right to supervise how the public service is provided.

     In Europe, most of the contracts with governmental authorities can be awarded only after a competitive bidding, where the selection criteria generally are price, investments candidates offer to make, candidate's experience and ability to provide high quality service while complying with applicable regulatory standards, and the candidates' ability to adapt to new regulatory standards.

  Seasonality

     Because of the nature of its operations and its worldwide presence, Vivendi Environnement's business is typically not subject to seasonal variations.

Raw Materials

     Vivendi Environnement purchases raw materials on a worldwide basis from numerous suppliers. It seeks to accumulate and maintain a reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in its own facilities. Vivendi Environnement undertakes to secure strategic materials through medium-term and long-term contracts and has not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years. It anticipates that it will be able to do so in the future. For example, the price of fuel has, in recent years, exhibited considerable volatility. Significant increases in fuel prices are possible in the future as a result of increased demand, greater coordination among oil-producing nations and other factors. Vivendi Environnement's operations historically have not been, and are not expected to be in the future, materially affected by changes in the price or availability of fuel or other raw materials, as its contracts typically contain provisions designed to compensate it for increases in the cost of providing its services.

Marketing Channels

     Vivendi Environnement markets its products and services primarily to take advantage of its strong brands and reputation, and it offers a comprehensive range of environmental services to existing clients. It analyzes the environmental services needs of prospective and existing industrial and commercial customers and demonstrates to them how its services could improve the efficiency of their operations. The marketing efforts Vivendi Environnement directs toward public authorities come primarily in the form of bids it submits for contracts to provide public services. For more information regarding marketing channels used by each of Vivendi Environnement's business segments, see "Environmental Services Business Segments".

OTHER BUSINESSES

Real Estate

     As part of its strategy of focusing on its core Media and Communications and Environmental Services businesses, Vivendi Universal has decided to withdraw from the real estate business. In order to facilitate this withdrawal, Vivendi Universal restructured Compagnie Generale d'Immobilier et de Services, or CGIS, its wholly owned real estate subsidiary, into two principal groups of companies:
Nexity and Vivendi Valorisation. In July 2000, Vivendi Universal sold 100% of Nexity.

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     Vivendi Valorisation holds its remaining property assets, which include land and land development rights, commercial property (owned and leased) and loans extended to finance commercial property sales. Vivendi Universal holds these assets on its balance sheet at their current market value. The majority of these assets are associated with its past involvement in long-term residential and commercial property development projects. Given the complexity and the long-term nature of Vivendi Universal's contractual obligations in these projects, these assets cannot easily be sold. Vivendi Universal intends to divest these assets as and when opportunities arise. Nexity will manage the assets of Vivendi Valorisation pending their sale, pursuant to a services agreement.

Paris St.-Germain Club

     Since 1991, CANAL+ has managed the Paris Saint-Germain (PSG) club, a leading French soccer club with over 30,000 season ticket holders. In 1997, CANAL+ acquired Geneva's Servette soccer team. CANAL+ believes that direct involvement in club management enables it quickly to identify and exploit emerging trends in sports rights management.

Retail Stores and Development of Entertainment Software

     Universal Studios is involved in other businesses including the operation of retail gift stores and the development of entertainment software. It owns Spencer Gifts, Inc. which operates through three groups of stores: Spencer, DAPY and Glow gift shops. Spencer, DAPY and Glow sell novelties, electronics, accessories, books and trend driven products. In connection with the activities of Spencer Gifts, Inc., Universal Studios owns a building in New Jersey and leases approximately 715 stores in various cities in the U.S., Canada and the U.K. and a warehouse in North Carolina. The Spencer, DAPY and Glow stores compete with numerous retail firms of various sizes throughout the U.S., Canada and the U.K., including department and specialty niche-oriented gift stores.

     Universal Studios owns approximately 27% of SEGA GameWorks L.L.C., which designs, develops and operates location-based entertainment centers. SEGA GameWorks currently owns and operates twelve such centers throughout the United States.

     Universal Studios New Media, Inc. develops entertainment software including the Crash Bandicoot and Spyro game series, is responsible for the development and maintenance of Universal Studios' websites and manages its minority interest in Interplay Entertainment Corp., an entertainment software developer.

Spirits and Wine

     In connection with the business combination of Vivendi, Seagram and Canal Plus, Vivendi Universal acquired Seagram's spirits and wine business. Seagram's spirits and wine business has global responsibility for all production, brand management and marketing, sales and distribution of Seagram beverage alcohol brands throughout more than 190 countries and territories. The portfolio includes Chivas Regal, Royal Salute and The Glenlivet Scotch Whiskies, Crown Royal and Seagram's V.O. Canadian Whiskies, Captain Morgan Rum, Seagram's 7 Crown American Blended Whiskey, Don Julio Tequila, Martell Cognacs, Seagram's Extra Dry Gin and Sterling Vineyards Wines. In December 2000, Vivendi Universal entered into an agreement with Diageo plc and Pernod Ricard S.A. to sell its spirits and wine business for $8.15 billion, an amount that is expected to result in approximate after-tax proceeds of $7.7 billion. See "Operating and Financial Review and Prospects -- Significant Transactions".

  Production

     Seagram's spirits and wine business operates distilleries and bottling facilities in 18 countries in North America, Latin America, Europe and Asia. Seagram's spirits aggregate daily distillation capacity approximates 253,000 U.S. proof gallons and aggregate daily bottling capacity approximates 275,000 standard cases. Seagram maintains large inventories of aging spirits in warehousing facilities located primarily in Canada, France, the United Kingdom and the United States. Such inventories aggregated

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approximately 500 million U.S. proof gallons at December 31, 2000. Additionally,
Seagram's bulk wine inventory aggregated approximately 25 million wine gallons as of June 2001.

     Seagram purchases commodity raw materials, such as molasses and base wine for German sparkling wines on the open market at prices determined by market conditions. Grains (corn, rye and malt) are sourced from a variety of channels, including annual contracts with a number of third-party providers. Seagram also participates in the bulk supply market as a buyer and seller of malt and grain spirits. Seagram's wines and cognacs are produced primarily from grapes grown by others. Cognac grapes are purchased based on a multi-year contract with flexibility for wines and new distillates. Grapes are, from time to time, adversely affected by weather and other forces, which occasionally limit production. Rolling contracts to secure a continued supply of oak casks also exist. Seagram acquires substantially all of its American white oak barrels (used for the storage of whisky during the aging period) from one supplier in the United States. Key packaging components such as glassware are purchased based on long-term agreements with strategic suppliers. Other packaging components are generally based on annual contracts with key suppliers. Fluctuations in the prices of these commodities have not had a material effect upon operating results. Seagram believes that its relationships with its various suppliers are good.

  Marketing and Distribution

     Spirits and wine has developed sales and distribution networks appropriate for each of its markets, including affiliate and joint venture distribution operations in 38 countries and territories and third-party distribution arrangements in other key markets.

     In the United States, Seagram generally sells spirits, wines, coolers, beers and other low-alcohol beverages to two categories of customers. In 32 states and the District of Columbia, sales are made to approximately 335 wholesale distributors who also purchase and market other brands of distilled spirits, wines, coolers, beers and other low-alcohol beverages. In 18 "control" states (where the state of government engages in distribution), sales are made to state and local liquor boards and commissions; in certain of these states, sales of wines, coolers, beers and other low-alcohol beverages are also made to approximately 275 wholesale distributors. In Canada, sales are made exclusively to ten provincial and three territorial government liquor boards and commissions.

     In addition to the United States and Canada, Seagram's affiliates and joint ventures are located in: Argentina, Belgium, Brazil, Chile, the People's Republic of China, Colombia, Costa Rica, the Czech Republic, the Dominican Republic, France, Germany, Greece, Hong Kong, Hungary, India, Israel, Italy, Jamaica, Japan, Mexico, the Netherlands, Poland, Portugal, Romania, Singapore, the Slovak Republic, South Africa, South Korea, Spain, Switzerland, Thailand, Turkey, the Ukraine, the United Kingdom, Uruguay and Venezuela. A significant portion of spirits and wine revenue comes from sales outside of North America. In addition to economic and currency risks, Seagram's foreign operations involve risks including governmental regulation, embargoes, expropriation, export controls, burdensome taxes, government price restraints and exchange controls.

  Competition

     The spirits and wine industry is highly competitive. Due to ongoing formation of multinational retailers and buying groups in Europe, all marketers in the industry have confronted severe pricing pressure across Europe. This has been heightened as a result of Wal-Mart's acquisitions in Germany and the United Kingdom. Euro-based multinational retailers and buying groups have also expanded into certain markets in Asia and Latin America. Additionally, the expansion of non-traditional distribution channels, e.g. eBusiness, has added a new dimension to the global marketplace. Diageo plc, which resulted from the merger of two of the largest spirits and wine companies, Grand Metropolitan plc and Guinness plc, continues to be the largest global player. However, the spirits and wine industry has continued to evolve through mergers and the formation of alliances, e.g. Maxxium, and with the reemergence of strong local and regional brand owners.

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     Seagram continues to address these competitive challenges by investing in brand equity building behind Seagram's core brands in key established and development markets. Seagram uses magazine, newspaper and outdoor advertising, as well as interactive marketing, to maintain and improve its brands' market position. Seagram also utilizes radio and television advertising, although the use of such advertising in connection with the sale of beverage alcohol is restricted by law or commercial practice in certain countries, including the U.S.

  Regulation and Taxes

     Seagram's beverage alcohol business is subject to strict governmental regulation covering virtually every aspect of operations, including production, marketing, pricing, labeling, packaging and advertising. In the U.S., Seagram must file or publish prices for its beverage alcohol products in some states as much as three months before they go into effect.

     In the U.S., Canada and many other countries, beverage alcohol products are subject to substantial excise taxes or custom duties and additional taxation by governmental subdivisions.

  Interest in Dupont

     At December 31, 2000, Seagram owned approximately 16.4 million shares of common stock of E.I. du Pont de Nemours and Company which had a market value of approximately $719 million as of such date.

ORGANIZATIONAL STRUCTURE

     The following table shows the subsidiaries through which Vivendi Universal conducted the majority of its operations as of December 31, 2000:

                                                             OUR          OUR
                                           COUNTRY OF     OWNERSHIP   CONTROLLING
NAME                                      INCORPORATION   INTEREST     INTEREST
----                                      -------------   ---------   -----------
UNIVERSAL STUDIOS, INC.                      USA              92%          92%
  Polygram Holding, Inc.                     USA               *            *
  Interscope Records                         USA               *            *
  Def Jam Records, Inc.                      USA               *            *
  Universal City Studios, Inc.               USA               *            *
  USANi LLC                                  USA              49%           0%
CENTENARY HOLDING N.V.                     Holland            92%          92%
  Universal Music (UK) Holdings Ltd.          UK               *            *
  Universal Holding GmbH                   Germany             *            *
  Universal Music K.K.                      Japan              *            *
  Universal Music S.A. France               France             *            *
UNIVERSAL PICTURES INTERNATIONAL B.V.      Holland            92%          92%
GROUPE CANAL S.A.                           France           100%         100%
  Canal Satellite                           France            66%          66%
  StudioCanal S.A.                          France            85%          85%
CEGETEL                                     France            44%          59%
  Cegetel 7                                 France            40%          80%
  SFR                                       France            35%          80%
  Cegetel Entreprises                       France            40%          80%
  AOL France                                France            35%          55%
VIVENDI TELECOM INTERNATIONAL               France           100%         100%
  Mattel                                   Hungary             *            *
  Monaco Telecom                            Monaco            51%          51%

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

                                                             OUR          OUR
                                           COUNTRY OF     OWNERSHIP   CONTROLLING
NAME                                      INCORPORATION   INTEREST     INTEREST
----                                      -------------   ---------   -----------
VIVENDI UNIVERSAL NET                       France           100%         100%
  Vizzavi Europe                            France            50%          50%
  Scoot.com plc                               UK              22%          22%
  I France                                  France             *            *
  Ad-2-One                                  France             *            *
VIVENDI UNIVERSAL PUBLISHING                France           100%         100%
  Comareg                                   France             *            *
  Group Expansion                           France             *            *
  Group Moniteur                            France             *            *
  Editions Robert Laffont                   France             *            *
  Group Anaya                               Spain              *            *
  Havas Interactive Inc.                     USA               *            *
  Larousse-Bordas                           France             *            *
  Group Tests                               France             *            *
  France Loisirs                            France            50%          50%
VIVENDI ENVIRONNEMENT                       France            63%          63%
  Vivendi Water                             France             *            *
  CGEA Onyx                                 France             *            *
  CGEA Connex                               France             *            *
  US Filter                                  USA               *            *
  Dalkia                                    France            46%          73%
  FCC                                       Spain             18%          28%

---------------

* Indicates 100% ownership of the relevant Vivendi Universal subsidiary.

PROPERTY, PLANTS AND EQUIPMENT

     In connection with its music entertainment activities, Vivendi Universal owns manufacturing facilities in the United States, Germany and the United Kingdom and office buildings and warehouse facilities in various countries. In addition to its wholly owned facilities, Vivendi Universal also owns a manufacturing facility in the United States. Where it does not own property, it leases warehouses and office space around the world.

     Universal Studios owns, develops and manages commercial buildings with approximately 3.3 million rentable square feet of office space in Universal City, including Universal Studios CityWalk, an integrated retail/entertainment complex that offers shopping, cinemas and entertainment; the 10 Universal City Plaza office building, which is occupied by Universal Studios or leased to outside tenants; and the Sheraton-Universal Hotel.

     Vivendi Universal owns or has interests in hotels and other property and equipment in connection with its theme parks businesses as further described under "Business Overview -- TV & Film -- Recreation".

     In connection with its environmental services businesses, Vivendi Environnement generally conducts its water, energy services and transportation operations at premises owned by its customers; as a result, Vivendi Environnement does not own any significant physical properties in connection with those operations. With regard to its waste management services, Vivendi Environnement owns or operates approximately 120 sorting, recycling and transfer facilities (not including waste paper facilities), 119 solid waste landfill sites and 83 incineration and waste-to-energy transformation facilities worldwide.

     Vivendi Environnement is currently in the process of renovating a building located at 36-38 avenue Kleber, 75116, Paris, France for use as its headquarters building. Vivendi Environnement will lease the building for approximately E10.4 million per year. It expects to spend an additional E9 to 10 million renovating the building. The renovations are expected to be complete by May 2002. Vivendi

Environnement will occupy approximately 15,000 square meters of the building, using it for offices for members of its management and senior managers of its principal subsidiaries.

     Vivendi Universal has various commitments for the purchase of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

INTELLECTUAL PROPERTY

     Vivendi Universal currently owns a significant number of patents in France, the United States and in various countries worldwide. Although Vivendi Universal believes that the patents associated with its various operations are of value, it does not consider any of them to be essential to its business.

     Trademarks, copyrights and brand recognition are important to Vivendi Universal's businesses, particularly the Music, Publishing, TV & Film, Telecoms and Internet segments as well as trademarks related to the spirits and wine business. Vivendi Universal has registered its trademarks and copyrights with appropriate governmental authorities, and it believes that there is significant value associated with them. It is Vivendi Universal's practice to defend vigorously its intellectual property interests against infringement by third parties. With respect to trademarks in the waste management business, Vivendi Environnement arranged for protection of the "ONYX" trademark (the word and logo) in many countries around the world and has signed trademark licenses with a number of its subsidiaries.

INSURANCE

     Each of Vivendi Universal's segments (Music, TV & Film, Publishing, Telecoms, Internet, and Environmental Services) are afforded protection by various types of property damage, business loss and civil liability insurance programs. These insurance programs are structured to address risks specific to each business segment and comply with legal regulations, requirements of customer contracts, public authorities and institutions providing financing. In addition to the insurance programs maintained for each business segment, Vivendi Universal maintains civil liability insurance programs of $400 million which provide protection for all segments.

     Vivendi Universal also has directors and officers liability insurance that provides $200 million of protection for its officers and directors.

ENVIRONMENTAL POLICIES

     While Vivendi Universal's operations and many of its products, services and technologies are aimed at protecting the environment, its activities impact the environment in negative ways as well. To minimize this impact, Vivendi Universal has undertaken to enhance the environmental performance of all its business sectors by implementing an environmental protection action plan. The first phase of the plan, for the period between 2000 and 2005, focuses on the following goals:

     - Reducing direct carbon dioxide emissions of its world wide operations;

     - Using water resources properly by increasing control over water losses, creating improved waste water treatment systems and improving the average output rates of water distribution networks;

     - Improving waste management techniques through recovery of biogas, improved treatment of leachates in landfill sites, the development of new recycling processes and improved treatment of incinerator plan emissions;

     - Reducing visual impacts of Vivendi Universal's operations on the natural environment;

     - Increasing the research and development budget for environmental services;

     - Improving environmental management by increasing the number of employees certified under ISO 14001 and increasing spending on vocational training; and

     - Developing and implementing of a global environmental management system to track and manage environmental impacts of its global operations.

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

LEGAL PROCEEDINGS

     In the ordinary course of its business, Vivendi Universal and its subsidiaries and affiliates are, from time to time, named as a defendant in various legal proceedings. Vivendi Universal maintains comprehensive liability insurance and believes that its coverage is sufficient to ensure that it is adequately protected from any material financial loss as a result of any legal claims made against Vivendi Universal.

     BT filed a request for arbitration against Vivendi Universal with the International Court of Arbitration on March 8, 2000, alleging, among other things, that Vivendi Universal breached the Cegetel shareholders' agreement by agreeing with Vodafone to establish a joint venture to develop and market Vizzavi. On November 9, 2000, the court issued a ruling rejecting that claim. The court also ruled, however, that if BT proves that the creation of Vizzavi harmed SFR, BT will be entitled, in its capacity as indirect shareholder of SFR, to compensation from Vivendi Universal. Vivendi Universal believes that there was no such harm and is vigorously defending the claim BT is pursuing upon that ground before the court.

     On June 21, 2000, the French competition commission opened an investigation into the state of competition in drinking water and waste water treatment markets in France. On February 27, 2001, Compagnie Generale des Eaux was served with a complaint alleging that it had illicitly cooperated with its competitors in the course of bidding for certain water services contracts. In particular, the complaint alleged that, in order unlawfully to limit competition, Compagnie Generale des Eaux declined to bid for contracts that were also subject to bids by joint ventures Compagnie Generale des Eaux had formed with other water companies. Compagnie Generale des Eaux intends to respond to the complaint by explaining, on a case-by-case basis, its lawful reasons for declining to bid for the contracts in question. At this time, it is impossible to predict what financial penalties, if any, will be imposed in connection with this proceeding.

     In December 1999, Vivendi entered into an investment agreement with Elektrim SA by which it acquired 49% of Elektrim Telekomunikacja Sp. Zoo, or Telco. Telco in turn holds 51% of PTC and 100% of Bresnam following the transfer of these stakes to Telco by Elektrim. In October 1999, Deutsche Telecom, or DT, commenced arbitration proceedings in Vienna alleging that Elektrim's purchase on August 26, 1999 of 13.9% of the PTC shares from four minority PTC shareholders (which gave it a 51% controlling interest in PTC) violated the PTC shares that were part of those shares transferred to Elektrim on August 26, 1999. DT is seeking (1) a declaration that the transfer to Elektrim on August 26, 1999 was ineffective; (2) alternatively, an order requiring the transfer of 3.126% of PTC shares to DT; and/or (3) damages in an amount of $135 million. Under the terms of the investment agreement, Vivendi Universal may be liable for the first $100 million of any damages awarded against Elektrim. The hearing date for the arbitration has been set down for November 5, 2001.

     CANAL+ is involved in two proceedings before the French competition commission in the field of film broadcasting rights. The first one was initiated by the French authorities in order to control that CANAL+ fully complied with the order pronounced against them in 1999 regarding pay-per-view rights. The second one was introduced by competitors alleging that CANAL+ and its pay per view subsidiary Kiosque restrict competition by acquiring film broadcasting rights on an exclusive basis.

     On February 4, 1999, the Antitrust Division of the United States Department of Justice issued a civil investigative demand to Universal Studios, Inc. as well as to a number of other motion picture film distributors and exhibitors as part of a civil investigation into compliance with the consent decrees entered in U.S. v. Paramount Pictures, et al. and various other practices in the motion picture distribution and exhibition industry. The civil investigative demand required the distributors and exhibitors to provide documents and other information to the Antitrust Division. The scope of the investigation and the extent, if any, to which it may relate to Universal is not known at this time. Universal responded to the government's demand in February 2000. The Antitrust Division has taken no further action in this matter.

     On December 15, 1999, an action was filed in the Superior Court for the County of Los Angeles entitled KirchMedia GmbH & Co. KgaA v. Universal Studios, Inc. and Universal Studios International B.V., case No. BC 221645. The plaintiff is a German company that entered into several agreements with Universal in 1996 involving the licensing of film and television programming. The agreements also required

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

the plaintiff to allocate to Universal two channels on its German pay television service. Plaintiff alleges that it is entitled to terminate its agreements with Universal on the ground that certain decisions by European regulatory authorities have materially impaired its business and constitute events of "force majeure". Plaintiff also alleges that Universal has breached its obligations under the parties' licensing agreements by allegedly failing to provide plaintiff with the quality and/or quantity of film and television programming anticipated by plaintiff. Plaintiff asserted claims for declaratory relief, breach of contract, breach of the implied covenant of good faith and fair dealing, and breach of fiduciary duty. Plaintiff sought an order requiring the return of all monies paid by plaintiff under the parties agreements, as well as purported damages in excess of $500,000,000. Plaintiff also sought punitive damages on its breach of fiduciary duty claims. On February 3, 2000, Universal filed a cross-complaint in this action alleging that KirchMedia had breached certain of its obligations under the parties' Channel Carriage Agreement and that certain entities related to KirchMedia were obligated to indemnify Universal for all damages sustained as a result of KirchMedia's breach of that agreement. On August 11, 2000, the Court granted Universal's motion for judgment on the pleadings on the ground that plaintiff's complaint did not state facts sufficient to constitute a claim. KirchMedia later filed an amended complaint, which Universal moved to dismiss. The Court granted Universal's motion to dismiss and KirchMedia's complaint has now been dismissed in its entirety. Universal has amended its cross-complaint to seek payments that KirchMedia has failed to make.

     In July 1999, a small video retailer located in San Antonio, Texas, filed a lawsuit in the federal district court in San Antonio, entitled Cleveland, et al.
v. Viacom, et al., Civil Action No. SA-99-CA-0783-EP, in the United States District Court for the Western District of Texas, San Antonio Division. The action alleges that the home video divisions of the major movie studios, including Universal Studios Home Video, Inc., have conspired with one another and with Blockbuster Inc., a video rental retailer, and with Viacom, Inc., in violation of the federal antitrust laws. The action was filed on behalf of a proposed class of all "independent" video retailers that compete with Blockbuster. Since its original filing, the complaint has gone through several substantive changes, including the substitution of new proposed class representatives, and the addition of claims arising under California law. The core allegation, however, has remained the same: plaintiffs allege that the studios have entered direct revenue sharing agreements with Blockbuster that include terms that are unavailable to independent video retailers, and that give Blockbuster an unfair competitive advantage. Plaintiffs seek monetary and injunctive relief. Plaintiffs filed a motion asking that the court certify the proposed class. Universal and the other defendants opposed the motion, arguing that the case is not amenable to class treatment. The Court denied plaintiffs' motion for class certification and the case is now proceeding as an individual, not a class, action.

     Some of the same plaintiffs in the Texas case, along with others, filed, on January 31, 2001, a similar case in California, entitled Merchant, et al. v. Redstone, et al., a purported class action complaint, Case No. BC244270 in the Superior Court of the State of California for the County of Los Angeles. This action makes essentially the same claims as are made in the Texas action, but seeks relief solely under California state law. Defendants have not yet responded to the complaint.

     In June 2001, the European Commission served an Article 11 letter on each of the major motion picture distributors, including Universal Studios, Inc. The request for information is based upon complaints from consumers regarding DVD prices. As a result of these complaints, the Commission is undertaking an industry-wide assessment of pricing policies for DVDs. Universal Studios has not yet responded to the request.

     On May 30, 1995, a purported retailer class action was filed in the United States District Court for the Central District of California, entitled Digital Distribution Inc. d/b/a Compact Disc Warehouse v. CEMA Distribution, Sony Music Entertainment, Inc., Warner Electra Atlantic Corporation, Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), Bertelsmann Music Group, Inc. and PolyGram Group Distribution, Inc., No. 95-3596 JSL. The plaintiffs brought the action on behalf of direct purchasers of compact discs alleging that defendants, including Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), and Polygram Group Distribution, Inc., violated the federal and/or state antitrust laws and unfair competition laws by engaging in a conspiracy to

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

fix prices of compact discs, and seek an injunction and treble damages. The defendants' motion to dismiss the amended complaint was granted and the action was dismissed, with prejudice, on January 9, 1996. Plaintiffs filed a notice of appeal on February 12, 1996. By an order filed July 3, 1997, the Ninth Circuit reversed the District Court and remanded the action. Upon reinstatement of this litigation by the Ninth Circuit, a number of related actions were filed, which all arise out of the same claims and subject matter. These related actions are captioned: Chandu Dani d/b/a Compact Disc Warehouse and Record Revolution, et al., v. EMI Music Distribution (formerly known as CEMA Distribution), Sony Music Entertainment, Inc.; Warner Elektra Atlantic Corporation, Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), Bertelsmann Music Group, Inc., and Polygram Group Distribution, Inc, No. CV 97-7226 (JSL), filed on September 30, 1997 in the U.S. District Court for the Central District of California; Third Street Jazz and Rock Holding Corporation, et al., v. EMI Music Distribution (formerly known as CEMA Distribution), Sony Music Entertainment, Inc., Warner Elektra Atlantic Corporation, Universal Music & Video Distribution, Inc., and Polygram Group Distribution, Inc., No. 97 Civ. 7764 LMM, filed on October 21, 1997 in the U.S. District Court for the Southern District of New York; Nathan Muchnick, Inc., et al., v. Sony Music Entertainment, Inc., Polygram Group Distribution, Inc., Bertelsmann Music Group, Inc., Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), Warner Elektra Atlantic Corporation, and EMI Music Distribution, Inc., Capitol Records, Inc., No. 98 Civ. 0612, filed on January 28, 1998 in the U.S. District Court for the Southern District of New York. The Digital Distribution, Chandu Dani, and Third Street Jazz matters had been set for trial on February 15, 2000. The trial date has been vacated and no new trial has been set.

     On February 17, 1998, a purported consumer class action was filed in the Circuit Court for Cocke County, Tennessee, Civil Action NO., 24855 II, entitled Doris D; Ottinger, et al., V. Emi Music Distribution, Inc., Sony Music Entertainment, Inc., Warner Elektra Atlantic Corp., Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), Bertelsmann Music Group, Inc., and PolyGram Group Distribution, Inc. A motion to dismiss was filed on May 11, 1998 but was denied. The trial date of July 2, 2001 was vacated, and no new trial date has been set. In addition, a motion to limit the case to the residents of one state (Tennessee), rather than 17 has been filed. That motion was set for hearing March 30 and was granted. The judge set a date for a July hearing on the question of whether class certification is appropriate.

     On or about July 25, 1996, Universal Music & Video Distribution, Inc. and PolyGram Group Distribution, Inc., or PGDI, were served with an antitrust civil investigation demand from the Office of the Attorney General of the State of Florida that calls for the production of documents in connection with an investigation to determine whether there "is, has been or may be" a "conspiracy to fix the prices" of compact discs or conduct consisting of "unfair methods of competition" or "unfair trade practices" in the sale and marketing of compact discs. No allegations of unlawful conduct have been made against Universal Musical & Video Distribution, Inc. or UMVD.

     By letter dated April 11, 1997, the Federal Trade Commission, or FTC, advised Universal Music and Video Distribution Corp. (formerly Universal Music & Video Distribution, Inc.), or UMVD, and PGDI that it is conducting a preliminary investigation to determine whether minimum advertised pricing (MAP) policy used by major record distributors constitutes an unfair method of competition in violation of Section 5 of the Federal Trade Commission Act. UMVD and PGDI received a subpoena dated September 19, 1997 for the production of documents. No allegations of unlawful conduct have been made against UMVD or PGDI. On May 1, 2000 UMVD and UMG Recordings, Inc., or UMGR, have agreed that (1) for seven years they shall not make the receipt of any cooperative advertising funds for their prerecorded music product contingent upon the price or price level at which such product is advertised or promoted, (2) for twenty years they shall not make the receipt of any cooperative advertising funds for their prerecorded music product contingent upon the price or price level at which such product is advertised or promoted where the dealer does not seek any contribution from UMVD or UMGR for the cost of the advertisement or promotion, and (3) for five years they shall not announce resale or minimum advertised prices of their prerecorded music product and unilaterally terminate those who fail to comply because of such failure.

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

     Following a change to Australian copyright law in 1998 to permit parallel import of CD's into Australia, the Australian Competition and Consumer Commission, or ACCC, commenced proceedings against Universal Music Australia Pty Limited (formerly PolyGram Pty Limited), alleging violations of the Australian Trade Practices Act, the statute which governs competition law in Australia. The ACCC alleges that Universal took steps to restrict parallel imports into Australia. Separate proceedings making similar allegations have also been commenced against another record company in Australia. The hearings began in April 2001. The case has been adjourned and is to resume in September 2001.

     In May, June, and July of 2000, ninety-four purported consumer class action law suits were filed in various state and federal courts across the country against UMVD, UMGR and PGDI, as well as Sony Music Entertainment Inc., Time Warner Inc., Bertelsmann Music Group, and Capitol Records Inc. (along with companies affiliated with these defendants). Certain recorded music retailers are also named as defendants in some of these actions. Plaintiffs in each of these actions allege that the defendants violated the federal and/or state antitrust laws and unfair competition laws by conspiring to fix the wholesale and/or retail prices of compact discs. Plaintiffs in each of these actions further allege that the purported conspiracy was related in some fashion to the minimum advertised price policies adopted by each of the record distributor defendants, including UMVD and PGDI. Plaintiffs in these cases seek treble damages and/or restitution as well as attorney's fees and costs. With respect to the federal cases, there is currently pending before the Judicial Panel for Multi-District Litigation a motion to consolidate and transfer. The Judicial Panel heard the motion on September 22, 2000 and subsequently ruled that the federal cases should be consolidated in Portland, Maine. With respect to the eighteen state cases pending in California, on September 11, 2000, the Court ordered that these cases be coordinated for pretrial proceedings. With respect to the five state cases pending in Florida, on August 31, 2000, the Circuit Court of the 11th Judicial Circuit dismissed them with leave to amend for failure to state a claim upon which relief may be granted.

     In addition to the consumer actions, on August 8, 2000, the Attorneys General for 42 states and territories filed parens patriae action in the federal district court in the Southern District of New York against several recorded music companies, including UMVD and UMGR. The Attorneys General brought this suit on behalf of consumers in their respective states or territories, and they allege that the defendants violated the federal and state antitrust laws and unfair competition laws by conspiring to fix the retail prices of compact discs. The Attorneys General seek treble damages, civil penalties, attorney's fees, and costs.

     In January 2001, the European Commission served an Article 11 letter on each of the major record companies including Universal Music International Limited investigating the relationship between the record companies and retailers in four key European territories (France, Germany, the United Kingdom and Spain). Universal Music International Limited submitted its written reply to the inquiries on March 9, 2001 and responded to further inquiries in relation to all European Economic Area Member states on June 1, 2001. Universal awaits a response from the Commission.

     In February 2001, the Office of Fair Trading in the UK, or OFT, submitted a request for information to each of the major UK record companies including Universal Music (UK) Limited relating to the record companies' policies in respect of parallel imports of CD's into the UK. Universal responded to a detailed inquiry on February 23, 2001. On June 4, 2001, Universal received a request for further information from the OFT and is in the process of responding to this request.

     In April 2001, Universal Music International Limited received an Article 11 letter from the European Commission requesting certain information in relation to the pressplay joint venture between UMG Duet Holdings, Inc. and SMEI Duet Holdings, Inc. Universal Music International Limited responded to the inquiry on May 8, 2001. The Commission has since sent a subsequent response to which Universal Music International Limited will respond.

     On December 4, 2000, Destileria Serralles, Inc., or Serralles, commenced a litigation against JES and Seagram in Puerto Rico Superior Court seeking declaratory judgment and injunctive relief relating to whether a right of first refusal over certain Captain Morgan trademarks owned by JES contained in a

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

supply agreement between Serralles and JES would be triggered by the sale of Seagram's Spirits and Wine business. JES and Seagram removed the case to the United States District Court for the District of Puerto Rico and answered the complaint and filed a motion for summary judgment. On December 27, 2000, Serralles filed a request for expedited discovery and to postpone adjudication of JES and Seagram's motion for summary judgment. On February 8, 2001, Serralles filed a request for 30 days notice of the closing of the sale of Seagram's Spirits and Wine business. The court required Seagram only to notify Serralles when all regulatory approvals are obtained. On April 23, 2001 the Court ordered that the parties engage in limited expedited discovery for a period of 30 days and that Serralles respond in 30 days to the motion by JES and Seagram for summary judgment. That period of discovery is now completed, Serralles filed its opposition to the summary judgment motion and JES and Seagram filed a reply submission. The summary judgment motion is currently pending for decision. On June 27, 2001, Serralles filed a motion seeking a temporary restraining order and preliminary injunction, temporarily enjoining JES and Seagram from taking certain actions pending the outcome of the case. JES and Seagram are opposing that motion. However, the motion does not seek to enjoin the sale of Seagram's Spirits and Wine business or any portion thereof. Vivendi Universal believes this litigation is without merit and is defending it vigorously.

EXCHANGE CONTROLS

     The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in Vivendi Universal. Under existing administrative rulings, ownership of 20% or more of Vivendi Universal's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

     - the acquiring party's intentions; and

     - the acquiring party's ability to elect directors, and financial reliance by Vivendi Universal on the acquiring party.

     French exchange control regulations currently do not limit the amount of payments that Vivendi Universal may remit to nonresidents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a nonresident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

TAXATION

     On August 31, 1994, the United States and France entered into the Convention Between the United States of America and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the Treaty. The following is a general summary of the principal tax effects that may apply to you as a holder of Vivendi Universal ordinary shares or ADSs for purposes of U.S. federal income tax and French tax, if all of the following apply to you:

     - you own, directly or indirectly, less than 10% of its share capital;

     - you are:

        - an individual who is a citizen or resident of the United States for United States federal income tax purposes;

        - a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any political subdivision thereof;

        - an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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        - a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust;

     - you are entitled to the benefits of the Treaty under the "Limitations of Benefits" article of the Treaty;

     - you hold your Vivendi Universal ordinary shares or ADSs as capital assets; and

     - your functional currency is the U.S. dollar.

     This summary is based in part upon the representations of the depositary, and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account these assumptions, holders of ADSs will be treated as the owners of the ordinary shares represented by such ADSs, and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to United States federal income or French tax.

     YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF VIVENDI UNIVERSAL ORDINARY SHARES OR ADSS, RATHER THAN RELYING ON THIS SUMMARY. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their ordinary shares or ADSs as parties to a conversion transaction, among others. Those special rules are not discussed in this annual report. The summary is based on the laws, conventions and treaties in force as of the date of this annual report, all of which are subject to changes, possibly with retroactive effect. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions.

TAXATION OF DIVIDENDS

  Withholding Tax and Avoir Fiscal

     Vivendi Universal will withhold tax from your dividend at the reduced rate of 15%, provided that you have complied with the following procedures:

     - You must complete French Treasury Form RF1 A EU-No. 5052, "Application for Refund", and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights, at the Centre des Impots des Non Residents, 9 rue d'Uzes, 75094 Paris Cedex 2, France.

     - If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state that:

        - you are a resident of the United States for purposes of the Treaty;

        - your ownership of Vivendi Universal ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

        - you own all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights;

        - you meet all the requirements of the Treaty for the reduced rate of withholding tax; and

        - you claim the reduced rate of withholding tax.

     If you have not completed Form RF1 A EU-No. 5052 or the simplified certificate before the dividend payment date, Vivendi Universal will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund of the excess withholding tax by completing and providing the French tax authorities

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with Form RF1 A EU-No. 5052 before December 31 of the calendar year following the year during which the dividend is paid.

     The Application for Refund, together with instructions, can be obtained from the U.S. Internal Revenue Service or from the Centre des Impots des Non Residents upon request. After completing it, you send it to the Centre des Impots des Non Residents.

     Under the Treaty, you may be entitled, in certain circumstances, to a French tax credit called the avoir fiscal. Effective January 1, 2001, under French law, a resident of France is entitled to an avoir fiscal or a tax credit, in respect of a dividend received from a French corporation equal to 50% of the amount of the dividend for individuals, 50% for companies owning more than 5% of the Company's capital and 25% for other shareholders (15% for such other shareholders who will use the avoir fiscal as of January 1, 2002). You may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

     - you are an individual or other non-corporate holder that is a resident of the United States for purposes of the Treaty;

     - you are a U.S. corporation, other than a regulated investment company that owns less than 10% of Vivendi Universal share capital;

     - you are a U.S. corporation that is a regulated investment company and that owns, directly or indirectly, less than 10% of the share capital of the Company, provided that less than 20% of your ordinary shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States; or

     - you are a partnership or trust that is a resident of the United States for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and payment of the avoir fiscal.

     If you are eligible, you may claim the avoir fiscal by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities at the Centre des Impots des Non Residents before December 31 of the year following the year in which the dividend is paid. As noted below, you will not receive this payment until after January 15 of the calendar year following the year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors, as applicable, must make this attestation.

     Specific rules apply to the following:

     - tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403 of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

     - various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals (with respect to dividends they beneficially own and that are derived from an individual retirement account).

     Entities in these two categories are eligible for a reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of the company's capital and that they satisfy the filing formalities specified in Internal Revenue Service regulations.

     The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of ordinary shares or ADSs files Form RF1 A EU-No. 5052.

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However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

     For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is actually or constructively received by the shareholder in the case of ordinary shares or the depositary in the case of ADSs, to the extent they are paid out of Vivendi Universal's current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by Vivendi Universal will not give rise to any U.S. dividends received deduction. Dividends will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by Vivendi Universal will generally constitute foreign source "financial services" income for foreign tax credit purposes.

     Also for U.S. federal income tax purposes, the amount of any dividend paid in euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euros or French francs on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of euros or French francs. You may also be required to recognize foreign currency gain or loss if you receive a refund under the Treaty of tax withheld in excess of the Treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

     To the extent that any dividends paid exceed Vivendi Universal's current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

     - first, as a tax-free return of capital, which will cause a reduction in the adjusted tax basis of your ordinary shares or ADSs in the company. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those ordinary shares or ADSs; and

     - second, the balance of the dividend in excess of the adjusted tax basis in your ordinary shares or ADSs will be taxed as capital gain recognized on a sale or exchange.

     French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.

  THE PRECOMPTE

     A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends out of:

     - profits that have not been taxed at the ordinary corporate income tax rate, or

     - profits that have been earned and taxed more than five years before the distribution.

     The amount of the precompte is 50% of the net dividends before withholding tax.

     If you are not entitled to the full avoir fiscal, as described above, you may generally obtain a refund from the French tax authorities of any precompte paid by Vivendi Universal with respect to dividends distributed to you. Under the Treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applied to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any precompte that Vivendi Universal actually pays in cash, but not to any precompte that Vivendi Universal pays by offsetting French and/or foreign tax credits. To apply for a refund of the precompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the Centre des Impots des Non Residents.

     For U.S. federal income tax purposes, the amount of the precompte will be included in your gross income as dividend income in the year you receive it. It will generally constitute foreign source passive

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income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the precompte will generally constitute foreign source financial services income for foreign tax credit purposes. The amount of any precompte paid in euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euros or French francs on the date the precompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize a U.S. source ordinary income or loss when you sell or dispose of the euros or French francs.

TAXATION OF CAPITAL GAINS

     If you are a resident of the United States for purposes of the Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your ordinary shares or ADSs, unless you have a permanent establishment or fixed base in France and the ordinary shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

     In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your ordinary shares or ADSs. Any gain or loss will generally be U.S. source gain or loss. If you are an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Vivendi Universal believes that it will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. Vivendi Universal will be a PFIC for any taxable year in which either:

     - 75% or more of Vivendi Universal's gross income is passive income; or

     - its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

For purposes of this test, Vivendi Universal will be treated as directly owning its proportionate share of the assets, and directly receiving its proportionate share of the gross income, of each corporation in which it owns, directly or indirectly, at least 25% of the value of the shares of such corporation.

     If Vivendi Universal were to become a PFIC, the tax applicable to distributions on Vivendi Universal ordinary shares or ADSs and any gains you realize when you dispose of the ordinary shares or ADSs may be less favorable to you. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you purchase Vivendi Universal ordinary shares or ADSs.

FRENCH ESTATE AND GIFT TAXES

     Under The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978, if you transfer your ordinary shares or ADSs by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

     - you are domiciled in France at the time of making the gift, or at the time of your death; or

     - you used the shares in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADSs for that use.

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

FRENCH WEALTH TAX

     The French wealth tax does not generally apply to Vivendi Universal's ordinary shares or ADSs if the holder is a resident of the United States for purposes of the Treaty.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments on the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is imposed, at a maximum rate of 31%, on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of Vivendi Universal's operations should be read in conjunction with its financial statements and related notes included elsewhere in this document. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under "Risk Factors". Vivendi Universal's results may differ materially from those anticipated in the forward-looking statements.

     Since the introduction of the euro on January 1, 1999, Vivendi Universal's functional and reporting currency has been the euro. Accordingly, Vivendi Universal prepared its 2000 and 1999 consolidated financial statements in euros. The consolidated financial statements for prior years have been prepared in French francs and have been restated in euros for each period presented using the official fixed exchange rate E1 = FF 6.55957. Therefore, the consolidated financial statements for prior years depict the same trends that would have been presented had they been presented in French francs. However, because they were originally prepared in French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a European currency other than the French franc and restated them in euros. (see Note 2 to Vivendi Universal's consolidated financial statements).

OVERVIEW

     Vivendi Universal was created through the merger of Vivendi, Seagram and Canal Plus that was completed in December 2000. Vivendi Universal operates in two global core businesses: Media and Communications, and Environmental Services. The Media and Communications business is divided into five business segments: Music, Publishing and TV & Film, which constitute its content businesses, and Telecoms and Internet, which constitute its access businesses. Integration and partnering of the Media and Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

Content

     - The Music business is conducted through Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also

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       manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

     - The Publishing business is one of Europe's leading publishers of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP technology. The Publishing business is a content leader in five markets: education, games, healthcare information, local services and business and general information.

     - The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

Access

     - The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

     - The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers.

     Vivendi Environnement, a 63% effectively owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including as water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

SIGNIFICANT TRANSACTIONS

     During the last year, Vivendi Universal entered into several significant transactions that have realigned its businesses and have impacted the comparability of its financial statements.

Merger of Vivendi, Seagram and Canal Plus

     On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the Vivendi/Seagram/Canal Plus merger included:

     - The merger of Vivendi into its wholly owned subsidiary Vivendi Universal.

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law. In Vivendi Universal's combination with Seagram, holders of Seagram common shares (other than those exercising dissenters' rights) received .80 Vivendi Universal American Depositary Shares (ADSs), or .80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary Vivendi Universal Exchangeco Inc. (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held.

     - In connection with the business combination of Vivendi Universal and Seagram, Vivendi entered into a series of transactions involving Canal Plus, an entity approximately 49% owned by Vivendi before the Vivendi/Seagram/Canal Plus merger and included in its consolidated financial statements. Vivendi Universal acquired all the businesses of Canal Plus other than the French premium pay television channel business, which was subject to a French law that prohibits any person from owning more than 49% of a French television broadcaster. Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and retained their existing shares in Canal Plus, which retained the French premium pay television channel business. Vivendi Universal remains a 49% shareholder in Canal Plus and continues to consolidate it.

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     In connection with the Vivendi/Seagram/Canal Plus merger, on December 19,
2000, Vivendi Universal entered into an agreement with Diageo plc and Pernod Ricard S.A. to sell its spirits and wine business for $8.15 billion, an amount that is expected to result in approximate after-tax proceeds of $7.7 billion. The sale is expected to close during 2001 and is subject to regulatory approvals and customary closing conditions. It accounts for the spirits and wine business net operations as an exceptional item in the income statement and the expected proceeds from the sale as an investment on the balance sheet.

     In connection with the European Commission's approval of the Vivendi/Seagram/Canal Plus merger pursuant to the relevant European merger regulations, Vivendi Universal committed to divest almost all of its stake in British Sky Broadcasting Group (BSkyB), the leading pay television broadcasting service in the United Kingdom and Ireland, within a period of two years from the completion of the Vivendi/Seagram/Canal Plus merger.

Purchase of Interest in Maroc Telecom

     In December 2000, Vivendi Universal announced that it had acquired a 35% stake in Moroccan telecommunications operator Maroc Telecom for approximately E2.3 billion. Maroc Telecom, which operates fixed-line and mobile telephone networks in Morocco, is estimated to have generated revenue of approximately E1.3 billion in 2000. In cooperation with Maroc Telecom, Vivendi Universal intends to contribute its telecoms experience to the modernization of the telecommunications industry in Morocco.

Disposition of Sithe

     In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. finalized the sale of 49.9% of its stake in Sithe to Exelon (Fossil) Holdings, Inc., for approximately $696 million. The net proceeds of the transaction to Vivendi Universal were approximately $475 million. Following the transaction, Exelon is the controlling shareholder of Sithe; Vivendi Universal retains an interest of approximately 34%. For a period of three years beginning in 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal's remaining interest. As a result of the transaction, it ceased to consolidate Sithe's results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for E2.13 billion. This transaction generated a capital gain of E415 million.

Disposition of Non-Core Construction and Real Estate Businesses

     As part of its strategy of focusing on its core Media and Communications and Environmental Services businesses, Vivendi Universal has decided to withdraw from its non-core construction and real estate businesses. In order to facilitate this withdrawal, it restructured Compagnie Generale d'Immobilier et de Services, its wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, Vivendi Universal sold 100% of Nexity to a group of investors and to Nexity's senior management for E42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds its remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, Vivendi Universal reduced its interest in Vinci (Europe's leading construction company) from 49.3% to 16.9%, receiving in exchange E572 million, which resulted in a capital gain of approximately E374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced its interest in the combined entity to 8.67%. As a result of these transactions Vivendi Universal ceased to consolidate Vinci's results effective July 1, 2000. Vivendi Universal has committed not to engage in further sales of Vinci shares until 2001, except to Vinci itself. Vivendi Universal intends to dispose of its remaining stake in 2001.

Lagardere Alliance

     In July 2000, pursuant to an alliance between Canal Plus and Lagardere, a French media company, Lagardere acquired a 34% stake in CanalSatellite and a 27.4% stake in MultiThematiques. Canal Plus

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reduced its stake in MultiThematiques to 27.4%. Canal Plus and Lagardere also set up three joint ventures. The first, 51% owned by Lagardere and 49% by Canal Plus, will own and operate existing theme channels and intends to create others. The second, 51% owned by Lagardere and 49% by CanalSatellite, will oversee interactive services for new channels jointly created by CanalSatellite and Lagardere. The third, a 50/50 joint venture between Lagardere and MultiThematiques, will create and distribute new theme-based channels based on Lagardere's international brands such as Elle.

Expansion of Vizzavi

     In May 2000, Vivendi Universal signed an agreement with Vodafone pursuant to which it will participate in a venture to operate and promote Vizzavi, a multi-access Internet portal that provides web-based communications services, e-commerce and entertainment in a user-friendly, integrated package that is accessible from mobile telephones, personal data appliances, televisions and PCs. Vizzavi was introduced in France in June 2000. Together with Vodafone, Vivendi Universal plans to introduce it in a number of European countries by the end of 2001.

Other Acquisitions

     In addition to the above, Vivendi Universal invested approximately E3 billion in the acquisition of other companies during 2000. This amount corresponds to the cash and non-cash investments made by it and does not take into account cash held by the acquired companies. The most significant acquisitions in the period can be categorized as follows:

     - Internet -- E780.1 million, principally used to acquire i-France for E149.3 million and Scoot for E443.4 million;

     - Telecoms -- E441.5 million relating to the acquisition of United Telecom Investment in Hungary for E130.3 million, Kencell in Kenya for E35.9 million, Xfera in Spain for E96.2 million and Vendi Telecom Espana SL for E90.2 million;

     - TV & Film -- E520.0 million in connection with financing the development of subsidiaries, including CANAL+ Belgium, Eurosport and Sogecable;

     - Publishing -- E219.1 million, including E93.3 million in Staywell, a medical publishing company;

     - Environmental Services -- E920.3 million, including E700.6 million dedicated to international expansion; and

     - Other of E123.2 million.

Formation/IPO of Vivendi Environnement

     Vivendi Environnement was formed at the end of 1999. It brought together the majority of Vivendi Universal's water, waste management, energy services and transportation businesses, as well as its interest in FCC. Vivendi Environnement's formation was achieved by either the contribution of existing businesses and companies or the purchase of shares. Generale des Eaux, Dalkia and Companie Generale d'Entreprises Automobiles were transferred at book value in accordance with tax provisions applicable to certain mergers. US Filter and Vivendi Universal's interest in FCC were acquired by Vivendi Environnement in December 1999. In July 2000, Vivendi Environnement sold approximately 37% of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering. Vivendi Universal currently holds an effective 63% interest in Vivendi Environnement, and intends to maintain majority control at this level for the long term.

COMPARABILITY

Basis of Presentation

     The discussion presented below includes an analysis of total Vivendi Universal and business segment results prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP.

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     For the years ended December 31, 2000, 1999 and 1998, Vivendi Universal had
a net income under U.S. GAAP of E1,907.8 million, E246.1 million and E565.2 million, respectively, compared to E2,229.0 million, E1,431.4 million and E1,120.8 million under French GAAP. Under U.S. GAAP, shareholders' equity was E64,729.4 million and E16,954.5 million for 2000 and 1999, respectively, compared to E56,671.1 million and E10,892.2 million under French GAAP.

     The most significant reconciling item relates to business combination accounting as described in Note 16 to Vivendi Universal's consolidated financial statements. Under French GAAP, goodwill may be recorded as a reduction of shareholders' equity when the acquisition has been paid for with equity securities, whereas goodwill is recognized as an asset under U.S. GAAP. Significant mergers that do not meet the U.S. GAAP criteria for pooling have been accounted for in Vivendi Universal's consolidated financial statements using a method pursuant to which goodwill is computed as the difference between the consideration paid and the net historical book value acquired. For U.S. GAAP purposes, these transactions are considered purchases.

     Business combination reconciling items have the following impact on equity and net income presented in Vivendi Universal's consolidated financial statements prepared under French GAAP:

     - an increase of its equity by E8,782.6 million and E7,876.3 million for the years ended December 31, 2000 and 1999, respectively, and

     - a decrease in its net income by E263.4 million, E1,052.7 million and E191.0 million for the years ended December 31, 2000, 1999 and 1998.

     Other significant items in reconciling French GAAP and U.S. GAAP, as they apply to the company, are described in Note 16 to Vivendi Universal's consolidated financial statements.

Change in Accounting Principles

     As of January 1, 2000, the following new accounting principles were adopted:

     - Revenue and expenses of subsidiaries financial statements denominated in a currency different from euros, which were previously translated at the year end exchange rate, are now translated at the average exchange rate during the period. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E16.3 million.

     - Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings. The cumulative effect of this change in accounting principle would have increased net income as of December 31, 1999 by E107.4 million.

     - Subscriber acquisition costs, which were previously spread over 12 months from the date the line was put into service, are now charged to expense. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E87.7 million.

     - Sports broadcasting rights acquired by Canal Plus are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000 and 1999. Total assets increased by E2.0 billion (most of which related to intangible assets) and total liabilities and shareholders' equity increased by the same amount.

     In order to facilitate comparability of financial statements, Vivendi Universal has presented the 1999 financial statements on a restated basis. See "Consolidated Financial Statements of Vivendi Universal -- Note 2 Summary of Significant Accounting Policies" for a description of some of the policies used in preparing its financial statements.

Pro Forma

     To further enhance comparability, financial information for 2000 and 1999 is also presented on a pro forma basis which illustrates the effect of the Vivendi/Seagram/Canal Plus merger, the consolidation of CANAL+ on a twelve month basis in both periods and the divestiture of Vinci, as if the transactions had

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occurred at the beginning of 1999. Vivendi Universal believes that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The discussion of the Telecoms, Internet and Environmental Services businesses do not include pro forma comparisons, since the pro forma adjustments did not impact those segments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 1999. Vivendi Universal believes this information will help to better understand its business results.

RESULTS OF OPERATIONS

Earnings Summary

                                                    ACTUAL                          PRO FORMA
                                              TWELVE MONTHS ENDED              TWELVE MONTHS ENDED
                                                 DECEMBER 31,                     DECEMBER 31,
                                   -----------------------------------------   -------------------
                                     2000     1999(1)      1999       1998       2000       1999
                                   --------   --------   --------   --------   --------   --------
                                            (EUROS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenue..........................  41,797.6   40,854.5   41,622.5   31,737.1   52,521.2   44,000.5
EBITDA...........................   5,980.9    4,300.6    5,235.0    3,453.0    7,213.2    4,862.5
  Depreciation and
     amortization................  (3,131.3)  (2,186.3)  (2,678.3)  (1,831.7)  (3,791.6)  (2,718.9)
  Expenses of replacement and
     repair of installation......    (278.2)    (278.8)    (276.2)    (289.9)    (278.2)    (274.5)
                                   --------   --------   --------   --------   --------   --------
Operating income.................   2,571.4    1,835.5    2,280.5    1,331.4    3,143.4    1,869.1
                                                                               ========   ========
Financial (expense)/income.......    (541.2)      75.9      (57.2)     307.3
Financial provisions.............     (91.7)    (163.0)    (162.9)    (298.0)
Exceptional items................   2,755.2     (922.7)    (914.3)      42.7
Depreciation, amortization and
  provisions on exceptional
  items..........................     191.6       76.9       76.5      206.6
Goodwill amortization............    (634.2)    (606.4)    (612.0)    (209.5)
                                   --------   --------   --------   --------
Income before income taxes,
  equity interest and minority
  interest.......................   4,251.1      296.2      610.6    1,380.5
Income taxes and deferred tax....  (1,020.9)     946.1      793.2      (90.0)
Equity in net income of
  affiliates.....................    (306.3)      32.9       32.9       42.5
Minority interest................    (624.9)     159.4       (5.3)    (212.2)
                                   --------   --------   --------   --------
Net income.......................   2,299.0    1,434.6    1,431.4    1,120.8
                                   ========   ========   ========   ========
Earnings per share -- basic......       3.6        2.7        2.7        2.5
                                   ========   ========   ========   ========

---------------
(1) Restated to reflect change in accounting policies.

2000 Versus 1999 (Restated)

     The actual 2000 results discussed below include the results of Seagram's operations for the twenty-three day period since the completion of the merger on December 8, 2000. The spirits and wine operations have been presented on a single line as a component of exceptional items.

  Revenue

     Vivendi Universal's consolidated revenue totaled E41.8 billion in 2000 with Media and Communications and Environmental Services accounting for E40.1 billion, a global increase of 37% over 1999. Almost 20% of the revenue growth resulted from acquisitions and the impact of consolidating the results of CANAL+ for the full twelve-month period in 2000 (compared to three months in 1999), 3.7% resulted from favorable foreign currency exchange rates and 13.6% was due to internal growth (growth on a comparable basis at constant exchange rates excluding the impact of acquisitions and dispositions).

     Vivendi Universal's Media and Communications businesses earned revenue of E13.6 billion in 2000, an increase of 63% over 1999, primarily due to the consolidation of CANAL+, as discussed above. Revenue from Universal Studios and Universal Music Group for the twenty-three day period included in the above was E0.2 and E0.5 billion, respectively. Internal growth in Vivendi Universal's Media and Communications businesses was 19% with growth in all business segments. The Media and Communications businesses represented 33% of Vivendi Universal's revenue in 2000, compared to 20% in 1999.

     Vivendi Universal's Environmental Services businesses generated revenue of E26.5 billion in 2000, an increase of 26% compared to 1999. The increase was the result of internal growth of 11% and the full-year effect of acquisitions made in 1999, principally US Filter which was consolidated for twelve months in 2000 compared to eight months in 1999. Internal growth was generated by new contracts in the water, waste management and transportation divisions, increases in volumes and the price of paper in the waste management division and cogeneration facilities in France combined with expansion in Northern and Eastern Europe in the energy division. The Environmental Services businesses represented 63% of Vivendi Universal's revenue, compared to 51% in 1999.

     Revenue from non-core businesses declined to E1.7 billion in 2000 from E11.6 billion in 1999, reflecting Vivendi Universal's withdrawal from construction and real estate operations. The disposition of Vinci and Nexity, with revenue of E8.8 and E1.5 billion respectively in 1999, account for the revenue decline. Of the E1.7 billion in revenue from non-core businesses, E1.4 billion were earned by Sithe, in which Vivendi Universal now has a reduced interest.

     In 2000, E21.2 billion or 51% of total revenue was generated in France, compared to E23.6 billion or 58% in 1999. The revenue decline in France and corresponding growth outside France reflected the impact of Vivendi Universal's acquisitions and dispositions, discussed above. Of the revenue generated outside of France, E5.6 billion was earned in the "euro zone" (includes 10 countries in Western Europe) and E4.8 billion was earned in European countries outside the euro zone, including E3.0 billion in the United Kingdom. In the Americas, revenue increased 52% to E8.5 billion, in Asia/Pacific, revenue reached E1.3 billion, including E0.5 billion in Australia, an increase of 64%. In emerging markets, revenue was approximately E0.5 billion.

  Operating Income

     Operating income was E2.6 billion in 2000, a 40% increase over 1999. Vivendi Universal's Media and Communications businesses generated operating income of E612.1 million, before holding and corporate expenses, more than triple that of 1999. Including holding and corporate expenses, Media and Communications operating income was E417.5 million, representing 16% of Vivendi Universal's total operating income. This growth came primarily from its Telecoms business. This increase was primarily a consequence of the increased profitability of its French mobile business, which had operating income of E659.9 million, up from E185 million in 1999. In addition, Cegetel's fixed telephony business start-up losses were reduced, from E206.3 million in 1999 to E148.9 in 2000.

     Operating income generated by Vivendi Universal's Environmental Services businesses reached E1.9 billion in 2000, up from E1.5 billion in 1999. This 28% increase is attributable primarily to Vivendi Water and Onyx. Internal growth, primarily resulting from new environmental contracts, was 10%. Vivendi Universal's Environmental Services businesses contributed almost 74% to its operating income in 2000, compared to 81% in 1999. Operating income from non-core businesses, principally in construction and real estate amounted to E257.4 million in 2000 versus E351.3 million in 1999.

     On a pro forma basis, operating income increased 68% to E3.1 billion and EBITDA increased 48% to E7.2 billion in 2000. These results reflect the strong performance and growth in all business units with the exception of Internet, in which development costs related to business expansion continued to have a negative impact on earnings.

  Financial Expense/Income

     Vivendi Universal's net financial expense increased significantly in 2000 to E632.9 million primarily due to increased financing costs associated with its acquisitions. In addition to E1,288.4 million of financing costs, 2000 net financial expense included E684.8 million of capital gains on the sale of portfolio investments, primarily the sale of Alcatel and treasury shares and E91.7 million of financial provisions. In 1999, its net financial expense was comprised of E871.9 million in financing costs, E450.6 million of capital gains, E163.0 million of financial provisions and E235.6 million of foreign exchange gains. Its average cost of debt in 2000 was 5.15% compared to 5.13% in 1999.

  Exceptional Items

     In 2000, Vivendi Universal recorded net exceptional income of E2.9 billion, compared to net exceptional expense of E0.8 billion in 1999. Significant items included in the 2000 net exceptional income were:

     - a net gain of E779.6 million on the dilution of Vivendi Universal's interest in Vivendi Environnement due to the IPO of that subsidiary;

     - E2,997 million in capital gains and gains on the dilution of Vivendi Universal's interests in other companies, including Dalkia (E734.6 million), Vinci (E549.3 million), BSkyB (E473.4 million),
       CanalSatellite/MultiThematiques (E408.1 million) and Sithe/GPU (E371.9 million)

     - E270.9 million in restructuring costs including, E146.7 million for Vivendi Universal's Publishing business and E124.2 million for its Environmental Services business.

  Goodwill Amortization

     Goodwill amortization increased five percent to E634.2 million in 2000, primarily due to the inclusion of twenty-three days of goodwill amortization related to the merger with Seagram and Canal Plus, partially offset by the impact of dispositions.

  Income Taxes

     Vivendi Universal's income and deferred tax provision was E1 billion in 2000, compared to a tax benefit of E946.1 million in 1999. The year-on-year variance primarily results from a revaluation of tax loss carry forwards in 1999 of approximately E1 billion. Excluding exceptional items and goodwill amortization, Vivendi Universal's effective tax rate in 2000 was 33.7%.

  Equity in Earnings of Affiliates

     The equity in earnings of affiliates decreased to a loss of E306.3 million in 2000 from income of E32.9 million in 1999. The decrease is primarily due to increased losses from TV & Film affiliates of E109.2 million in 2000 compared to E20 million in 1999 and BSkyB of E118.9 million in 2000 compared to E13.7 million in 1999, combined with losses of E125.1 million from new Internet affiliates, most of which did not exist in 1999.

  Net Income

     Net income of E2.3 billion or E3.6 per basic share was earned in 2000, compared with net income of E1.4 billion or E2.7 per basic share in 1999.

1999 Versus 1998

  Revenue

     Vivendi Universal's consolidated revenue increased to E41.6 billion in 1999 from E31.7 billion in 1998. Of this 31.2% increase, 19.6% resulted from acquisitions, primarily of US Filter, Superior Services and

Havas Interactive, and the full year effect of Vivendi Universal's earlier acquisition of FCC. A further 9.7% was due to internal growth, principally in the Telecoms business. The impact of changes in exchange rates, particularly in the U.S. dollar/euro exchange rate, accounted for the remaining two percent.

     In 1999, Vivendi Universal's Media and Communications businesses earned revenue of E8.6 billion compared to E5.9 billion in 1998. Of this 44% increase, 23% was the result of internal growth in the Telecoms segment, caused primarily by a significant increase in demand for Vivendi Universal's mobile telephony services. The remaining 21% resulted from acquisitions, principally of Havas Interactive, Medi-Media and Canal Plus, in which Vivendi Universal acquired an additional 15% ownership interest in September 1999. The Media and Communications businesses represented 21% of Vivendi Universal's revenue in 1999, compared to 19% in 1998.

     Vivendi Universal's Environmental Services businesses generated revenue of E22.4 billion in 1999, compared to E16 billion in 1998. Of this 40% increase, 29% was attributable to external growth, principally Vivendi Universal's acquisitions of US Filter and Superior Services. Approximately eight percent was due to internal growth, which resulted primarily from the new contracts won during this period and from the full year impact of contracts won in the preceding years. The Environmental Services businesses represented 54% of its revenue, compared to 50.5% in 1998. Revenue from non-core businesses, principally in construction and real estate amounted to E10.6 billion in 1999 versus E9.7 billion in 1998.

     Geographically, revenue generated in France totaled E23.8 billion, an increase of 11%, 10% of which came from internal growth. The majority of the growth was in Telecoms due the continued strong performance of Vivendi Universal's French telecommunications operations. Of the total revenue, 57% was generated in France in 1999 compared to 67% in 1998. Revenue generated outside France increased 73% to E17.8 billion in 1999, primarily as a result of Vivendi Universal's acquisitions discussed above. Internal growth, principally due to the impact of new environmental contracts, accounted for the remainder, or 10%. In total, business outside France represented 43% of its total revenue, compared to 33% in 1998. Of the revenue generated outside of France, E5.9 billion was earned in the euro zone, an increase of 46.7% and E4.9 billion was earned in European countries outside the euro zone, an increase of 29%, of which the United Kingdom accounted for E3.5 billion. In the Americas, revenue increased almost fourfold to E5.6 billion, in Asia/Pacific, revenue reached E0.8 billion, including E0.3 billion in Australia, an increase of 71%. In emerging markets, revenue was approximately E1 billion.

  Operating Income

     Operating income was E2.28 billion in 1999, a 71.3% increase over 1998, of which 33.5% was due to internal growth. The increase in operating income reflected a 1.3% improvement in operating margin and the impact of the acquisitions described above. The improved operating margin reflected internal growth in revenue of 9.7% compared to an 8.6% increase in operating expenses. Operating income generated by Media and Communications businesses, before holding and corporate expenses, doubled to E551.6 million (including internal growth of a factor of 2.4), representing 24% of Vivendi Universal's total operating income, compared to less than 20% in 1998. This growth came primarily from its Telecoms business, where operating income rose from E22.5 million to E350.6 million. This increase was primarily a consequence of the increased profitability of its French mobile business, which had operating income of E581 million, up from E291 million in 1998, and improved its operating margin to 16% from 11% in 1998. In addition, Cegetel's fixed telephony business start-up losses were materially reduced, from E264 million in 1998 to E215 in 1999. Finally, the Publishing business generated a 40% increase in operating income, a gain that resulted equally from the integration of its acquisitions and from an improvement in Havas' profitability. These increases were partially offset by CANAL+'s operating loss of E92.8 million, and by start-up losses of E50.8 million generated by its Internet businesses.

     Operating income generated by Vivendi Universal's Environmental Services businesses reached E1.7 billion in 1999, up from E1.1 billion in 1998. This 54.4% increase is attributable primarily to the consolidation of US Filter, which contributed approximately E339.1 million to Vivendi Universal's 1999 operating income. Internal growth, primarily resulting from new environmental contracts such as those described above, was 9.8%. Vivendi Universal's Environmental Services businesses contributed 73% to its operating income in 1999, compared to slightly over 80% in 1998. Operating income from non-core businesses, principally in construction and real estate amounted to E225.8 million in 1999 versus an operating loss of E113.4 million in 1998.

  Financial Expense/Income

     Vivendi Universal's net financial expense was E220.1 million in 1999 compared to net financial income of E9.3 million in 1998. This decline was primarily due to an increase of E463.9 million in its financing costs, which grew as a result of its 1999 acquisitions. As a result of a hedging policy that was implemented at the end of 1998, its average cost of debt fell from 5.45% to 5.13% between 1998 and 1999 in spite of rising interest rates. Allowances for financial provisions were E162.9 million in 1999, down from E298 million in 1998. This decrease was caused principally by lower allowances for financial risks due to the cancelation of certain real estate risks. It recognized E450.6 million in capital gains in 1999 (down from E553.2 million in 1998), primarily in connection with the sale of portfolio securities, including the sale of treasury shares and shares of Alcatel and Saint-Gobain. In 1999, it recorded a E102.6 million exchange profit primarily as a result of the increase in the value of the U.S. dollar against the euro, compared to a loss of E10.4 million in 1998.

  Exceptional Items

     In 1999, Vivendi Universal recorded a net exceptional loss of E837.8 million, compared to a E249.3 million profit in 1998. Significant items included in the 1999 net exceptional loss were:

     - capital gains of E650.8 million (E575.4 million re: Havas' billboard advertising business sale, E275.2 million re: the sale of Vivendi Universal's 18.7% interest in Audiofina and E148.7 million re: the sale of 9% of Havas Advertising), partially offset by a pre-tax capital loss of E386.7 million incurred in connection with the sale of CGIS's real estate assets;

     - exceptional charges of E1.42 billion, of which almost E800 million consisted of provisions related to real estate assets, (particularly the multi-year construction programs which were revalued to facilitate the process of selling them) and E318.5 million consisted of provisions related to the accelerated write-off of CANAL+ digital set-top boxes (which must be replaced sooner than expected by a new generation of equipment made necessary by the development of multi-access portals); and

     - E95.1 million in restructuring expenses, net of allowances and releases, of which related primarily to the construction, water, and energy services.

  Goodwill Amortization

     Goodwill amortization increased significantly in 1999. This increase is due primarily to strategic acquisitions, particularly of US Filter (goodwill amortization of E30 million) and Havas Interactive (goodwill amortization of E28 million) as well as from Vivendi Environnement (goodwill amortization of E45 million). As a result of the US Filter acquisition, and as part as of the restructuring of its activities in the United States, Vivendi Universal wrote down the goodwill related to Aqua Alliance (E92 million) and its subsidiaries (E90 million).

  Income Taxes

     Vivendi Universal's income taxes and deferred tax result for 1999 is a profit of E0.8 billion, compared to an expense of E90 million in 1998. The E0.8 billion profit is due to the fact that it recognized in 1999 a deferred tax asset of E1 billion.

  Equity in Earnings of Affiliates

     Vivendi Universal's share in the net income of affiliated companies accounted for by the equity method amounted to E32.9 million in 1999, compared with E42.5 million in 1998. As in 1998, this category consisted primarily of net income generated by Cofiroute (E26 million compared with E21.4 million in 1998), Havas Advertising (E11.3 million compared with E13.6 million in 1998) and General Utilities' U.K. subsidiaries (E21.3 million compared with E17.4 million in 1998). CANAL+, which was fully consolidated during the last quarter of 1999, was accounted for using the equity method for the first nine months of 1999. CANAL+ and its subsidiaries contributed a negative E20 million to Vivendi Universal's net income, compared with a negative E9.6 million in 1998. BSkyB contributed negative income of E13.7 million.

  Net Income

     Vivendi Universal's consolidated net income rose 27.7% to E1,431.4 million in 1999. This corresponds to net earnings per share of E2.7, as compared with E2.5 in 1998, a 10% increase.

BUSINESS SEGMENT RESULTS

                                                 ACTUAL                            PRO FORMA
                                          TWELVE MONTHS ENDED                 TWELVE MONTHS ENDED
                                              DECEMBER 31,                        DECEMBER 31,
                              --------------------------------------------    --------------------
                                2000      1999(1)       1999        1998        2000        1999
                              --------    --------    --------    --------    --------    --------
                                                      (EUROS IN MILLIONS)
Revenue
  Music.....................     494.6          --          --          --     6,611.0     5,705.0
  Publishing................   3,539.8     3,278.4     3,316.9     2,876.3     3,599.8     3,352.4
  TV & Film.................   4,248.3     1,150.6     1,151.8       200.6     8,795.5     7,345.2
  Telecoms..................   5,270.1     3,912.5     4,102.2     2,875.2     5,270.1     3,912.5
  Internet..................      47.8         2.1         2.0          --        47.8         2.1
                              --------    --------    --------    --------    --------    --------
     Media &
       Communications.......  13,600.6     8,343.6     8,572.9     5,952.1    24,324.2    20,317.2
     Environment............  26,512.0    20,959.4    22,428.2    16,047.2    26,512.0    20,959.4
     Non-Core Businesses....   1,685.0    11,551.5    10,621.4     9,737.8     1,685.0     2,723.9
                              --------    --------    --------    --------    --------    --------
Total Vivendi Universal.....  41,797.6    40,854.5    41,622.5    31,737.1    52,521.2    44,000.5
                              ========    ========    ========    ========    ========    ========
EBITDA
  Music.....................      94.2          --          --          --     1,157.0       840.0
  Publishing................     493.4       410.7       417.0       355.0       531.0       442.7
  TV & Film.................     526.0        84.8        86.0        13.0       770.9       325.7
  Telecoms..................   1,303.3       493.7     1,372.0       674.0     1,303.3       493.7
  Internet..................    (183.7)      (34.3)      (51.0)       (4.0)     (183.7)      (34.3)
                              --------    --------    --------    --------    --------    --------
                               2,233.2       954.9     1,824.0     1,038.0     3,578.5     2,067.8
  Holding and Corporate.....    (137.0)      (75.9)      (75.5)      (43.0)     (250.0)     (174.4)
                              --------    --------    --------    --------    --------    --------
     Media &
       Communications.......   2,096.2       879.0     1,748.5       995.0     3,328.5     1,893.4
     Environment............   3,544.3     2,723.6     2,781.0     1,929.0     3,544.3     2,723.6
     Non-Core Businesses....     340.4       698.0       705.5       529.0       340.4       245.5
                              --------    --------    --------    --------    --------    --------
Total Vivendi Universal.....   5,980.9     4,300.6     5,235.0     3,453.0     7,213.2     4,862.5
                              ========    ========    ========    ========    ========    ========

                                                 ACTUAL                            PRO FORMA
                                          TWELVE MONTHS ENDED                 TWELVE MONTHS ENDED
                                              DECEMBER 31,                        DECEMBER 31,
                              --------------------------------------------    --------------------
                                2000      1999(1)       1999        1998        2000        1999
                              --------    --------    --------    --------    --------    --------
                                                      (EUROS IN MILLIONS)
Operating income (loss)
  Music.....................      85.5          --          --          --       726.0       513.0
  Publishing................     344.7       352.1       354.5       252.2       382.3       384.1
  TV & Film.................    (110.6)     (103.2)     (102.7)       (4.7)      (90.6)     (307.0)
  Telecoms..................     486.1       (60.4)      350.6        22.5       486.1       (60.4)
  Internet..................    (193.6)      (35.1)      (50.8)       (6.4)     (193.6)      (35.1)
                              --------    --------    --------    --------    --------    --------
                                 612.1       153.4       551.6       263.6     1,310.2       494.6
  Holding and Corporate.....    (194.6)     (151.6)     (151.1)     (116.6)     (320.6)     (259.5)
                              --------    --------    --------    --------    --------    --------
     Media &
       Communications.......     417.5         1.8       400.5       147.0       989.6       235.1
     Environment............   1,896.5     1,482.4     1,654.2     1,071.0     1,896.5     1,482.4
     Non-Core Businesses....     257.4       351.3       225.8       113.4       257.3       151.6
                              --------    --------    --------    --------    --------    --------
Total Vivendi Universal.....   2,571.4     1,835.5     2,280.5     1,331.4     3,143.4     1,869.1
                              ========    ========    ========    ========    ========    ========

---------------
(1) Restated to reflect change in accounting policies.

Music

     The Music business is conducted though Universal Music Group, which develops, acquires, produces, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries around the world. Universal Music Group also manufactures, sells and distributes music videos in the United States and internationally, licenses music copyrights and publishes music. Universal Music Group's record labels include A&M, Barclay, Blue Thumb, Decca/London, Def Jam, Deutsche Grammophon, Geffen, GRP, Impulse, Interscope, Island, Jimmy and Doug's Farmclub.com, MCA, MCA Nashville, Mercury, Mercury Nashville, Motown, Philips, Polydor, Universal and Verve. Universal Music Group owns the most extensive music catalog in the industry and is at the forefront of the development of new methods to distribute, market, sell, program and syndicate music and music-related programming by exploiting the potential of new technological platforms, that will allow the music business to be conducted over the Internet, cellular networks, cable and satellite.

  2000 Versus 1999

     Actual. The actual 2000 results include twenty-three days of Universal Music Group operations since the completion of the merger on December 8, 2000. Revenue for that period was E494.6 million, EBITDA and operating income were E94.2 million and E85.5 million, respectively.

     Pro forma. Revenue increased almost 16% to E6.6 billion in calendar year 2000. Excluding the impact of favorable foreign exchange, revenue would have increased five percent. In 2000, 67 albums reached worldwide sales in excess of one million units and 5 albums sold over five million units. Major album sales included those by Eminem, Limp Bizkit, U2, Bon Jovi, Nelly, Dr. Dre, 3 Doors Down, Sisqo, Sting, Texas, Ronan Keating and Aqua, among others. Vivendi Universal continues to hold strong chart positions in all music genres and major markets, including the United States, United Kingdom, France, Germany and Brazil. Internationally, it continues to maintain a strong local repertoire presence. In calendar 2000, revenue generated in North America accounted for 44% of the total music revenue. The European market accounted for 39%, Asia Pacific contributed 13% and Latin America accounted for the remaining four percent. Operating income increased 42% and EBITDA increased 38%, or 24% on a constant exchange rate basis, reflecting strong performances in North America and Europe and worldwide cost savings achieved from the integration of PolyGram, partially offset by investments in Vivendi Universal's electronic business initiatives and weaker results in Latin America.

     Vivendi Universal believes that emerging technologies will be strategically important to the future of the music business. Evolving technology allows current customers to sample and purchase music in more and different ways, and it exposes potential consumers to music they otherwise would not know exists. Through a variety of independent initiatives and strategic alliances, it continues to invest resources in the technology and electronic commerce areas that will allow the music business to be conducted over the Internet, cellular networks, cable, satellite, wireless broadband and future networks. Its investments and initiatives include the Bluematter(TM) music format, the DataPlay physical format, InterTrust Technologies, Jimmy and Doug's Farm Club, GetMusic (Vivendi Universal's joint venture with BMG Entertainment) as well as its joint venture with Sony Music Entertainment to develop and launch pressplay, an online subscription-based music service.

Publishing

     Vivendi Universal Publishing (formerly Havas) focuses on worldwide multi-platform content (press, publishing, multimedia and trade fairs) in five divisions -- games, education, health, information and literature. The games division is No. 1 worldwide in online games and No. 2 worldwide in PC-based games. The education division is one of the world leaders in its field and the European leader in PC-based educational CD-ROMs. Its market segments are school textbooks, youth, adult training and reference books. The divisions brands include Larousse, Nathan, Anaya and Coktel (Adibou). The health division provides professionals with regularly updated, top quality information. The information division has three branches: B2B, general information and local information. The literature division is a French market leader in general literature with well-known publishing houses including, Robert Laffont, Plon-Perrin and Les Presses-Solar-Belfond. Vivendi Universal Publishing is focused on developing interactive and digital content within all its divisions.

  2000 Versus 1999 (Restated)

     Actual. Revenue generated by Vivendi Universal's Publishing businesses totaled E3.5 billion in 2000, an increase of eight percent over 1999, approximately five percent of which was from internal growth. Internal revenue growth at its games division was 27%, primarily due to the worldwide success of Diablo II, which has sold over three million copies since its launch in 2000. The education division, with revenue of approximately E1.0 billion in 2000, had a successful year in textbooks (partly due to the turnaround of Anaya in Spain) but faced a weak market for educational CD-ROM sales, primarily in the U.S. Revenue generated by the health division at E419 million, increased in excess of 90% compared to 1999, due in part to the integration of Staywell-3V, a leading provider of consumer health information. Internal revenue growth in the health division was six percent. The information division contributed revenue in excess of E1.2 billion, an increase of six percent compared to 1999, reflecting the outstanding advertising market for B2B and consumer magazines. The literature division (excluding France Loisirs) performed well with revenue of E184 million, up 10% from 1999. Revenue generated outside France accounted for 46% of the Publishing businesses compared to 40% in 1999. Operating income for Vivendi Universal's Publishing businesses was E344.7 million in 2000. Excluding the amortization of Havas Interactive acquired software, operating income was E381 million, eight percent higher than 1999.

     Pro forma. Pro forma EBITDA increased 20%, of which seven percent was from internal growth. In 2000, Universal Interactive Games, which is included in the pro forma results, included revenue of E60 million or slightly below two percent of the total business, and operating income was E37 million. In 1999, Universal Interactive Games revenue was E74 million and operating income was E32 million.

  1999 Versus 1998

     Revenue generated by the Publishing businesses increased 15% to E3.3 billion in 1999, primarily due to the acquisition of Havas Interactive, which contributed revenue of E536 million. Internal revenue growth was three percent. Revenue generated by the Business and Professional division was E1.3 billion, up nine percent from 1998, primarily due to the advertising market for professional publications in France and in the United Kingdom and the integration of MediMedia, the world leader in drug information, for six

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months. Revenue generated by the General Public division was E1.5 billion, up
60% on 1998, primarily due to the integration of Havas Interactive. Of the Publishing businesses total revenue, 17% was generated by electronic media (mostly educational and game CD-ROMs) compared to five percent in 1998. Geographically, 40% of the revenue was generated outside France, compared to 27% in 1998. The Publishing businesses contributed E354.5 million to operating income in 1999, an increase of E102.3 million from 1998, primarily due to acquisitions described above. Internal growth was three percent resulting largely from productivity enhancements in Vivendi Universal's French operations.

TV & Film

     Vivendi Universal's TV & Film businesses are a major global player in film and television production and distribution, pay television channels and services, digital television technology, Internet content and themed entertainment. The TV & Film businesses own the world's second-largest film and television library, totaling more than 8,600 feature films and more than 30,000 hours of TV programs. The TV business is comprised of CANAL+ and Universal Television and Networks Group. CANAL+ is the leading European producer and operator of pay television premium and theme channels, the number one in Europe in digital television and also is an international provider of digital TV solutions. Universal Television and Networks Group is a global television sales, networks and production operation, with customers in over 180 countries. The Film business is comprised of Universal Pictures and StudioCanal which produce and distribute motion picture, television and home video/DVD, products worldwide and engage in the licensing of merchandising and film property rights. Universal Studios Recreation Group operates the themed entertainment business, which is a natural extension of the core TV & Film businesses. Its "Universal Studios" destination resorts, theme parks and entertainment centers provide exciting and compelling attractions to visitors around the world.

     Through Universal Studios, Vivendi Universal has an effective 43% equity interest in USA Networks, Inc., which is focused on the new convergence of entertainment, information and direct selling. Formed in February 1998, the company is organized into three distinct but interrelated units: entertainment, electronic retailing and information and services.

  2000 Versus 1999 (Restated)

     Actual. Revenue from the TV & Film segment totaled E4.2 billion in 2000, of which E3.8 billion was generated by CANAL+ and E0.2 billion was generated by Universal Studios in the twenty-three day period following the merger. Revenue growth for CANAL+ was 17%, with 13% growth in pay TV. All divisions contributed to the revenue growth. Of the total TV & Film revenue, E2.7 billion were generated in France and E1.5 billion were generated outside France. At December 31, 2000, CANAL+ had 15.3 million subscriptions, an increase of nine percent over the prior year. The number of digital subscribers increased 32% in 2000, to
5.3 million. In spite of increased subscriptions and digital subscribers and several hits from StudioCanal, the CANAL+ operating loss increased to E98 million in 2000 from a E22 million loss in 1999 on a full year basis. The increased loss was primarily due to investment in the Italian pay television market, sports rights and competition in Europe, which increased expenses aimed at reinforcing subscriber loyalty and the move towards digitalization. This was partly offset by positive operating results at StudioCanal and CanalSatellite.

     Pro forma. Pro forma results include the operations of Universal Studios on a twelve-month calendar year basis and the consolidation of CANAL+ for twelve months in 1999. Pro forma EBITDA more than doubled to E770.9 million, on revenue of E8.8 billion, largely due to strong box office performance at Universal Studios and a solid subscriber base in the pay television market. The performance of Universal Studios improved year-on-year. In 2000, revenue increased 23% (six percent on a constant rate basis) to E4.7 billion, operating income was E7 million, an increase of E282 million, and EBITDA was E241 million, an increase of E337 million. These results reflect improvements in both the filmed entertainment and recreation and other businesses. Within the filmed entertainment business, revenue increased 22% (five percent on a constant rate basis), and EBITDA was E70 million, an improvement of E281 million compared to 1999. These results primarily reflect the solid performance of

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the motion picture business in 2000. The theatrical success of Dr. Seuss' How
The Grinch Stole Christmas, Gladiator, Meet the Parents, Erin Brockovich and Nutty Professor II: The Klumps, combined with strong DVD and video sales of The Mummy, Notting Hill and American Pie resulted in improved earnings. Additionally, the development of programs designed to manage production, marketing, participation and overhead and development costs also contributed to filmed entertainment results. Results of the television and networks business also improved in 2000, primarily due to improved operating performance for channels launched in prior years and higher international earnings on USA Networks product, partially offset by lower library sales. Within the recreation and other business, revenue increased 26% (eight percent on a constant rate basis), and EBITDA increased to E171 million an improvement of E56 million compared to 1999. These results reflect improved earnings at Universal Studios Hollywood principally due to the opening of the CityWalk expansion in April 2000, increased management fees and earnings generated from the expansion of Universal Orlando and increased retail sales at Spencer Gifts.

  1999 Versus 1998

     Vivendi Universal's TV & Film businesses contributed E1.15 billion to total revenue in 1999 compared to E0.2 billion in 1998. The significant increase was primarily due to the E951 million contribution from CANAL+ for the three-month period starting October 1, 1999. Prior to that date, the results of CANAL+ were accounted for using the equity method, however, after acquiring the 15% interest held by Richemont, the results of CANAL+ were fully consolidated. Vivendi Universal's TV & Film businesses incurred an operating loss of E102.7 million in 1999, compared to a E4.7 million loss in 1998. The increased loss was due to the negative contribution of E92.8 million from CANAL+ for the fourth quarter.

Telecoms

     Through Cegetel and VTI, Vivendi Universal provides a broad range of telecommunications services, including fixed and mobile telephony, Internet access and data services and transmission. Vivendi Universal currently owns, directly and indirectly, 44% of Cegetel's outstanding equity. The results of Cegetel are consolidated because, through a shareholders' agreement, Vivendi Universal has a majority of the shareholder voting rights and thus effective control. With 15% of the French telecommunications market at the end of 2000, Cegetel is the leading private full-service telecoms operator in France. Cegetel offers mobile telephone services through its subsidiary SFR, long distance and international fixed telephone services through Cegetel 7 and various telecommunications services to business customers through Cegetel Entreprises. VTI, a wholly owned subsidiary of Vivendi Universal, develops its telecommunications activities outside France. At the end of 2000, VTI was operating in Spain, Monaco, Poland, Hungary, Kosovo, Egypt, Morocco and Kenya.

  2000 Versus 1999 (Restated)

     The Telecoms business generated revenue of E5.3 billion in 2000, an increase of 35%, of which approximately 32% was generated from internal growth. Cegetel's revenue increased to E5.1 billion in 2000, compared with E3.9 billion in 1999, an increase of approximately 31%. This growth was linked to the continuing development of SFR, whose revenue increased by 31% to E4.6 billion in 2000, due to a 38% increase in the user base, from 7.3 million customers at the end of 1999 to 10.1 million at the end of 2000, which represented 35% of the French mobile telephone market. The volume increase was in line with the French mobile market growth, where penetration grew from 34% at the end of 1999 to 49% at the end of 2000. Monthly average usage per customer increased from 240 minutes in 1999 to 290 minutes in 2000. SFR's revenue growth was achieved despite a 15% decrease of the average revenue per user, from E53 to E45, which resulted primarily from increased share of prepaid customers in the customer base, a general trend of the French market, such customers representing significantly lower bills than postpaid customers. Prepaid customers accounted for 43% of SFR's total customer base at the end of 2000, versus 33% at the end of 1999. Additionally, SFR's revenue suffered from the decrease in incoming calls from fixed lines, which represented 30% of total incoming calls in 2000 versus 37% in 1999, and from the full year effect over 2000 of fixed-to-mobile rates' reduction decided in September 1999 at the request of the ART, the

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French telecommunications regulator. Revenue would have been even higher in 2000 had certain mobile-to-mobile contracts not been deferred until 2001. Vivendi Universal's fixed telephony business revenue increased 43% to E455 million in 2000, compared to E318 million in 1999. Cegetel 7's revenue increased by 35% to E193 million. This growth is mainly due to an increase of the user base, including over 800,000 new clients and reaching 2.4 million lines at the end of 2000 versus 1.5 million lines at the end of 1999. Cegetel 7 has reached a market share of approximately nine percent at the end of 2000. Cegetel Entreprises' revenue increased by 50% to E262 million due, on the one hand, to the significant growth of voice traffic (increase of 37% to 1.4 billion minutes), mitigated by significant price pressure on voice products. On the other hand, Cegetel developed its data transmission services, which represented 40% of 2000 revenue compared to 35% in 1999, reflecting 62% growth.

     Operating income in 2000 was E486.1 million versus a operating loss of E60.4 million in 1999. The 1999 restated operating income reflects the adoption of a new accounting method related to mobile customers acquisition costs. These costs, which were previously capitalized and depreciated over 12 months, are now directly recorded as expenses. SFR's operating income increased to E634 million in 2000 from E54 million in 1999. This performance resulted both from a slight reduction in acquisition costs per user and from the scale effect linked to the increased customer base. Cegetel 7 incurred an operating loss of E59 million in 2000, stable versus 1999, as a decrease in tariffs was balanced by an increase in the client base and cost savings. Cegetel Entreprises' operating loss decreased from E148 million in 1999 to E89 million in 2000, due to increased revenue, a cost control program put in place in early 1999 and network restructuring.

     Telecoms consolidated EBITDA grew significantly on a pro forma basis, from E494 million in 1999 to E1.3 billion in 2000. The EBITDA from SFR's mobile unit grew 100% to E1.2 billion, whereas the fixed activities of Cegetel 7 and Cegetel Entreprises both significantly reduced their EBITDA loss by 40% from E143 million in 1999 to E86 million in 2000.

  1999 Versus 1998

     In 1999, the Telecoms businesses generated revenue of E4.1 billion, an increase of 43% compared to 1998, primarily due to the operations of Cegetel. Cegetel's revenue increased by 42% to E4.0 billion. This growth was due in part to the performance of SFR, whose revenue increased by 37% to E3.7 billion in 1999, largely as a result of a 73% increase in its user base, from 4.3 million customers at the end of 1998 to 7.3 million at the end of 1999. The volume increase was in line with the French mobile market growth, where penetration grew from 19% at the end of 1998 to 34% at the end of 1999. Monthly usage per customer increased from 210 minutes in 1998 to 240 minutes in 1999. Cegetel's growth was partially offset by a 16% decrease in its average revenue per customer, from E63 to E53, which resulted primarily from lowered prices. Price declines were caused by intense competition in the French market and by the increased popularity of prepaid, rather than contract, arrangements. Prepaid customers represented 33% of SFR's total customer base at the end of 1999, up from 15% at the end of 1998. Prepaid customers generated average monthly revenue of E23, compared to E59 for the average contract customer. Moreover, SFR suffered from an increase in non-revenue generating mobile-to-mobile calls, and from a 20% decline in fixed-to-mobile rates implemented in September 1999 at the request of the ART. Vivendi Universal's fixed telephony business revenue more than doubled to E318 million in 1999, compared to E147 million in 1998. Cegetel 7's revenue almost tripled to E143 million. This growth is due largely to a 700,000 increase in Cegetel 7's subscriber base, from 400,000 in 1998 to 1.1 million in 1999 (traffic tripled to 1.6 billion minutes as well), partially offset by an average 25% price decrease, principally the result of the intense competition in this segment of the French telecommunications market. Cegetel 7 was able to win a market share of approximately seven percent in 1999, half of the market share relinquished by France Telecom to its competitors. Cegetel Entreprises' revenue doubled to E175 million, coming from a sharp increase in traffic (which almost quadrupled to 1.1 billion minutes), mitigated by significant price pressure on voice products.

     Operating income for Vivendi Universal's telecommunications businesses increased to E350.6 million from E22.5 million in 1998. Cegetel accounted for E366 million of the 1999 total, having contributed E27

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million in 1998. Cegetel's contribution was partially offset by a E15 million operating loss generated by the international operations of VTI. Within Cegetel, SFR's operating income doubled to E550 million, due to the decline in the average cost per marginal mobile phone user, explained above, which resulted in an improvement in operating margin from 11% to 16%. Cegetel 7's operating loss significantly decreased to E58 million, compared to a E102 million loss in 1998, due to a leaner cost structure and a 30% drop in customer acquisition and customer care costs. Cegetel Entreprises' operating loss decreased from E193 million to E148 million in 1999, due to a cost control program put in place in early 1999 and network restructuring. These efforts were partially offset by continued high interconnection costs to France Telecom's network.

  Internet

     The Internet business is conducted through Vivendi Universal Net which brings together all of Vivendi Universal's Internet ventures alongside Internet-related technological, investment and business development activities. Vivendi Universal Net is an investor, incubator, technical service provider and site operator that develops online content, technologies, brands and subscriber bases in collaboration with all the other Media and Communications businesses. Its focus is on selective investments, the strong internal growth of its subsidiaries and the development of applications that are not dependent on advertising as a revenue stream. Vivendi Universal Net's interactive operating strategy allows it to identify and develop synergies throughout the company and to benefit from economies of scale.

  2000 Versus 1999 (Restated)

     During 2000, many new Internet operations were launched or acquired including, Ad-2One, an online advertising agency and i-France, a multiservice portal that serves six European countries. Revenue in 2000 increased to E47.8 million, primarily as a result of these new businesses. The operating loss incurred in 2000 was E193.6 million, primarily due to start-up and development costs and marketing expenses. The planned European expansion of Ad-2One combined with new development in the Education portal and Enablers will continue to have a negative impact on earnings in 2001, however, the first launched vertical portals such as Flipside and Bonjour are expected to break even by the end of 2001.

  1999 Versus 1998

     Vivendi Universal's Internet businesses expanded rapidly in 1999, however, revenue was insignificant as many operations were in the developmental stage. Due primarily to marketing costs and the undeveloped nature of the Internet industry in general, these businesses generated an operating loss of E50.8 million in 1999 compared to a loss of E6.4 million in 1998. The year-on-year increase resulted from additional development costs for new operations.

  Environmental Services

     Vivendi Universal's Environmental Services businesses are primarily operated through Vivendi Environnement, a 63% effectively owned subsidiary. Vivendi Environnement is a worldwide leader in environmental services, with operations around the globe. It provides integrated services in four principal sectors, including water treatment and systems operation (Vivendi Water), waste management (Onyx), energy services (Dalkia) and transportation services (Connex), to a wide range of public authorities and industrial, commercial and residential customers. Vivendi Environnement also holds a 49% interest in and joint control of the holding company that owns FCC, one of the largest public companies in Spain, that operates in the construction, public works and environmental services sectors. Vivendi Environnement has been listed on the Paris Bourse since July 2000.

  2000 Versus 1999 (Restated)

     Environmental Services' total revenue for 2000 was E26.5 billion, an increase of 26% compared with 1999. Ten percent of the Environmental Services' revenue growth resulted from the full-year impact of

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acquisitions made in 1999, principally US Filter in water and Superior Services in waste management. Five percent resulted from favorable currency exchange rates and 11% was the result of internal growth. Revenue from Vivendi Environnement's water business was E12.9 billion, an increase of 23%, including 10% internal growth. Internal growth was generated by new contracts outside France and the steady development of waterworks in France. Revenue from Vivendi Environnement's waste management business was E5.3 billion, an increase of over 50% from 1999, of which internal growth was in excess of 13%. Internal growth resulted from a number of new contracts and increases in volumes and the price of paper. In the energy business, revenue increased 14% in 2000 to E3.2 billion, including almost 10% internal growth generated by cogeneration facilities in France and expansion in Northern and Eastern Europe. The transportation business generated revenue of E3.1 billion in 2000, up 29% from 1999, including internal growth of 13%, which resulted primarily from the development of the Stockholm and Melbourne contracts outside France and urban contracts within France. FCC generated revenue of in excess of E4 billion in 2000, E2 billion of which was contributed to Vivendi Environnement's consolidated revenue, reflecting its 49% interest. Revenue generated outside of France represented E15.4 billion, approximately 58% of the total.

     Operating income generated by Environmental Services businesses increased by 28% to E1.9 billion in 2000. Twelve percent of the operating income growth resulted from 2000 acquisitions and full-year impact of the 1999 acquisitions, primarily US Filter and Superior Services. Six percent resulted from favorable currency exchange rates and 10% was the result of internal growth, principally in the water, energy and transportation divisions. Operating income generated by Vivendi Environnement's water division increased 35%, including over 11% from internal growth. Internal growth resulted from new contracts acquired outside France, steady activities in the United States and the benefits of a cost management policy. The waste management division generated operating income of E399 million, an increase of almost 45% over 1999, primarily as a result of acquisitions. Operating income from the energy business increased approximately 13% to E191 million in 2000. The internal growth was 15.9%. The transportation division generated operating income of E108 million in 2000, an increase of in excess of 14% over 1999, due to the favorable evolution of Stockholm and British contracts. FCC, generated an operating income of E208 million, an increase of 12% from 1999.

  1999 Versus 1998

     Total revenue in Vivendi Universal's Environmental Services sector amounted to E22.4 billion in 1999, representing an increase of 40% over 1998, of which 29% was due to acquisitions, 7.7% to internal growth and the remainder due to the effect of changes in currency exchange rates, particularly the U.S. dollar/euro. Revenue from Vivendi Environnement's water business was E10.7 billion, an increase of 59% from 1998, primarily due to the acquisition of US Filter, which contributed E3.6 billion between May and December 1999. Internal revenue growth in the water business was approximately five percent. Revenue from Vivendi Environnement's waste management business was E3.5 billion, an increase of 24% from 1998, including internal growth in excess of nine percent, which resulted from a number of new contracts. Within the energy business, services revenue (Dalkia) increased five percent in 1999 to E2.8 billion, of which four percent was due to internal growth reflecting the ramp-up of cogeneration contracts in France and Eastern Europe. The transportation business generated revenue of E2.5 billion in revenue in 1999, up 23% from 1998, of which internal growth was 15%, resulting primarily from new contracts such as the Stockholm metro contract and the Melbourne contract. FCC generated revenue of almost E4 billion in 1999, E1.9 billion of which was contributed to Vivendi Environnement's consolidated revenue, reflecting its 49% interest. Geographically, revenue generated in France increased six percent to E9.9 billion. Outside France, revenue increased 88% to E12.5 billion, or 55% of the total revenue of the division.

     Operating income from Vivendi Universal's Environmental Services businesses increased by 54% to E1.7 billion in 1999. This increase is primarily attributable to the acquisitions of US Filter, Superior Services, hazardous waste-related assets from Waste Management and Vivendi Universal's interest in FCC. Internal growth was 10%, an increase attributable primarily to new contracts in the water, waste management and transportation segments. The water business contributed operating income of E793

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million in 1999, an increase of 96%, largely due to US Filter. The performance was also improved due to continued cost cutting efforts in the French water business. Operating margin in the water business increased from six percent in 1998 to seven percent in 1999. Within the energy business operating income increased 25% to E170 million in 1999, including 22% from internal growth. In the waste management business, operating income totaled E277.7 million, an increase of 23%, primarily due to the acquisition of Superior Services and Waste Management, which contributed E25 million and E13 million, respectively, to Vivendi Universal's operating income. Internal growth was 11%. The transportation business generated operating income of E96.1 million, an increase of 28% from 1998 (including 20% internal growth), primarily resulting from increased passenger traffic in the United Kingdom, which led to higher productivity in its operations there. FCC's contribution to Vivendi Universal's operating income was E190.5 million in 1999, compared to E74.5 million for the second half of 1998. Operating income for the same period in 1999 was E104 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

     Vivendi Universal satisfied its needs for working capital, expenditures and acquisitions over the last three years primarily through a combination of cash generated from operations, cash received from the issue of debt in the capital markets and committed bank facilities and disposition of non-core assets and businesses.

  2000 Versus 1999 (Restated)

     Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash flow from operating activities was E2.5 billion in 2000, an improvement of E1.7 billion over 1999. The improvement was mainly due to an increase in earnings primarily generated by Vivendi Universal's Telecoms, Publishing and Environmental Services businesses. Vivendi Universal expects operating cash flow to increase as a result of the continuing development of its Media and Communications businesses and from a reduction in interest costs resulting from planned disposals. In addition, Vivendi Universal expects the array of Seagram content assets to increase demand for its access services, and therefore to increase the net cash generated by its access operations. Also, it believes that Seagram's businesses -- particularly its recorded music business -- will generate strong cash flow, consistent with their historical performance.

     Net cash flow from investing activities consists of acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences of other investments and marketable securities. Net cash used in investing activities was E1.5 billion in 2000 compared to E12.9 billion in 1999. The significant decrease primarily reflects fewer strategic acquisitions paid for in cash in 2000 compared to 1999. Purchase of investments were E3.1 billion in 2000, E8.8 billion lower than in 1999. Capital expenditures were E5.8 billion in 2000, E0.7 billion higher than 1999. Proceeds from the disposal of investments and fixed assets were E6.9 billion in 2000 compared to E4.5 billion in 1999, mainly attributable to the divestiture of non-core real estate, construction assets and GPU power generation plants.

     Net cash flow used for financing activities was E0.6 billion in 2000 compared to net cash provided by financing activities of E13.7 billion in 1999. The year-on-year variance was primarily due to the merger with Seagram and Canal Plus. In July 2000, the sale of 37% of Vivendi Environnement through an IPO contributed to an increase in financing transactions of E3.8 billion.

  1999 Versus 1998

     Net cash flow from operating activities was E1.4 billion in 1999 compared to E2.9 billion in 1998. The decrease from 1998 to 1999 was mainly due to rising debt costs and sales of real estate assets, which more than offset increases in cash generated by Vivendi Universal's Telecoms, TV & Film and Publishing businesses.

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     Net cash used in investing activities was E13.6 billion in 1999 compared to
E2.9 billion in 1998. The significant increase in 1999 primarily reflects several strategic acquisitions, including US Filter, Superior Services, Havas Interactive, Elektrim, Medimedia and Sogeparc (representing, in the aggregate, a total cash investment of E12 billion). An additional E5.7 billion was invested in property and equipment, an increase of 44% over 1998, principally to finance Sithe's acquisition of GPU power generation plants and to strengthen Cegetel's mobile telephony network. These investments more than offset the E2.9 billion generated through the 1999 real estate sales, the billboard advertising sale, the Audiofina sale, the Havas Advertising sale and sales of shares and marketable securities.

     Net cash flow provided by financing activities was E13.7 billion in 1999 compared to E0.2 billion in 1998. The significant increase in 1999 was primarily due to increased proceeds from the issuance of common stock (principally in connection with the US Filter acquisition), the issuance of two series of convertible bonds that together generated proceeds in excess of E4.5 billion and additional credit facilities of approximately E6.0 billion.

     In connection with the sale of the spirits and wine business, Seagram and Joseph E. Seagram & Sons, Inc. (or JES) have recently completed tender offers and consent solicitations for all of their outstanding debt securities that would have otherwise matured between April 2001 and December 2038 (excluding the Adjustable Conversion-rate Equity Security Units (ACES)), representing an aggregate of $6.175 billion principal amount of securities. Seagram and JES purchased an aggregate of approximately $6 billion of securities pursuant to these tender offers and consent solicitations. The aggregate purchase price, dealer management fees and solicitation fees paid in relation to these tender offers and consent solicitations totaled approximately $6.6 billion. On March 8, 2001, Vivendi Universal successfully completed an exchange offer and consent solicitation for 97.9% of the ACES, representing a principal amount of approximately $1 billion, issued by The Seagram Company Ltd. Vivendi Universal arranged certain bridge financing facilities with various financial institutions to provide funding for the tender offers and consent solicitations. Vivendi Universal intends to repay amounts drawn under these bridge financing facilities from the proceeds of the sale of the spirits and wine business.

     Vivendi Universal expects that it will be able to satisfy its cash requirements for the next 12 months without raising additional funds. As for its Media and Communications businesses, and the company as a whole, it expects cash flow from operations, combined with proceeds from disposals of non-core assets, to meet its need for liquidity. Cash flow from these sources, however, may not be sufficient to finance capital expenditures in Vivendi Universal's Telecoms and Internet segments, in which case it may incur some additional debt, likely in the form of bank loans.

Capital resources

     Vivendi Universal meets its long-term financing needs through the issuance of bonds and convertible debt and adapt to changes in these needs through the issuance of commercial paper and through short-term credit facilities. As at December 31, 2000, its material capital resources included, E56.7 billion in total shareholders' equity (up from E10.8 billion in 1999), E23.8 billion in long-term debt (up from E19.1 billion in 1999) and E14.9 billion in short-term debt (versus E15 billion in 1999). Vivendi Universal's net financial debt at December 31, 2000 was E25.5 billion, of which E13.1 billion relates to its Environmental Services businesses. The net financial debt was 91% denominated in euros with an average interest cost of 4.82% versus 4.1% in 1999. The remaining balance of the net financial debt was denominated in U.S. dollars, pounds sterling and Australian dollars with an average interest rate of 7.12%, 7.32% and 6.72%, respectively. Altogether, the average cost of debt in 2000 was 5.15% versus 5.13% in 1999. The maturity profile of the E23.8 billion in long-term debt is: E7.3 billion will mature in one to two years, E12.6 billion will mature in more than two years but less than five years, and E3.9 billion will mature in more than five years. Vivendi Universal expects to accelerate the retirement of the Media and Communications businesses net financial debt with the anticipated proceeds from the sale of Seagram's spirits and wine operations, completion of the ACES exchange offer and sale of its investment in BSkyB. Its ratio of net financial debt to shareholders' equity and minority interest was 38% in 2000 (versus 153% in 1999).

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Capital Expenditures

     Vivendi Universal's total capital expenditures for 2000 were E5.8 billion, compared to E5.1 billion in 1999. Its 2000 capital expenditures were primarily in connection with its Telecoms (E1.1 billion), TV & Film (E0.8 billion) and Environmental Services (E2.6 billion) businesses. In addition, it invested E32.5 billion in the acquisition of other companies in 2000, principally related to the merger of Vivendi, Seagram and Canal Plus (a non-cash transaction of E29.5 billion).

     Capital expenditures are expected to remain at similar levels over the next years in order to maintain existing facilities, continue research and development and promote the launch of new products and services.

     Vivendi Universal believes its access to external capital resources together with internally generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility. Vivendi Universal expects to fund future capital requirements of its content business from future cash flows generated by operations. Regarding Vivendi Universal's Telecoms and Internet businesses, it expects to fund its future substantial capital expenditure requirements (including its E4.95 billion bid for a UMTS license in France) through additional incurrence of debt. Vivendi Universal expects that Vivendi Environnement will finance its capital requirements from its net cash flows and existing external financing and, if necessary, a moderate increase in indebtedness.

EFFECT OF INFLATION

     Inflation did not have a material effect on Vivendi Universal's revenue or income from continuing operations in the 1998-2000 period.

UPDATE ON INTEGRATION AND SYNERGIES

     Integration and cost-savings initiatives, along with the identification of revenue- and EBITDA-generating opportunities, are proceeding well. Cost-saving initiatives are well under way across all businesses and major progress has been made in the first three months since the creation of Vivendi Universal toward achieving the company's 2002 target of E420 million. Cost-savings have resulted from consolidations in headquarters operations, real estate, logistics, IT (Information Technology) and procurement. Additional cost savings are expected in all these areas. Identification of revenue synergies are well advanced and poised for delivery in 2002. Those synergies are projected to contribute E1 billion to the revenue line, resulting in an annual EBITDA contribution of E220 million. Synergies identified cut across the company's content and access business units.

OTHER MATTERS AND RECENT DEVELOPMENTS

SFR Submits Application for UMTS License

     On January 30, 2001, SFR, an indirect subsidiary of Vivendi Universal, officially submitted its application for a license to provide third generation UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that would allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The licenses are expected to be awarded in 2002. The fee for each license is currently expected to be E4.95 billion, with payments spread over a 15-year period. The French government may be considering proposals to alter the terms of the license awards.

CANAL+'s Sale of Its Stake in Eurosport

     On January 31, 2001, CANAL+ announced that it had sold its 49.5% interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to E303.5 million for CANAL+ and E345 million for Vivendi Universal as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ will remain a distribution channel for

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

Eurosport. CANAL+ had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

Convertible Bond Issuance

     On February 2, 2001, Vivendi Universal placed E457 million principal amount of bonds exchangeable for shares of Vinci, a company in which Vivendi Universal has an 8.67% stake. The 1% five-year bonds were issued at a price of E77.35, a 30% premium to Vinci's then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bonds, which managed the offering of the bonds, exercised its over-allotment option to purchase E70 million additional principal amount of the bonds, thus increasing the overall amount of the issuance to E527 million. Conversion of all the bonds into Vinci shares would result in the elimination of Vivendi Universal's stake in Vinci.

Acquisition of Uproar Inc.

     On February 5, 2001, Flipside Inc., a subsidiary of Vivendi Universal's Publishing business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of the outstanding stock of Uproar for $3 per share, or a total consideration of $140 million. The transaction has been approved by the Boards of both companies and will make the combined entity an overall leader in interactive games on the Internet.

Exchangeable Bond Issuance

     On February 8, 2001, Vivendi Universal placed E1.809 billion principal amount of bonds exchangeable into Vivendi Environnement stock on a one for one basis. The bonds correspond to 9.3% of the capital stock of Vivendi Environnement. The 2%, five year bonds were issued at a price of E55.90, a 30% premium over the previous day's weighted-average price. Excluding, the 9.3% now allocated to the exchangeable bonds, Vivendi Universal holds 63% of Vivendi Environnement, and intends to maintain its majority control at this level for the long term.

Disposition of AOL CompuServe France

     In March 2001, Vivendi Universal finalized the terms of the disposition of its interest in AOL CompuServe France.

Acquisition of EMusic.com

     On April 6, 2001, Vivendi Universal entered into an agreement to acquire all of the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer at $.57 per share. The acquisition was completed on June 14, 2001.

Acquisition of MP3.com


     On May 20, 2001, Vivendi Universal announced that it had reached an agreement in principle to acquire MP3.com, Inc. for $372 million in a combined cash and stock transaction. The acquisition is subject to customary closing conditions, including regulatory approval.


Acquisition of Houghton Mifflin Company


     On June 1, 2001, Vivendi Universal announced that it had reached an agreement in principle to acquire Houghton Mifflin through a cash tender offer for all of Houghton Mifflin's common stock at a price of $60 per share. The total consideration approximates $2.2 billion, including the assumption of Houghton Mifflin's average net debt of $500 million. The tender offer expired on July 6, 2001, and approximately 90% of the outstanding shares of Houghton Mifflin were tendered. Vivendi Universal accepted, and has paid for, all tendered shares. Vivendi Universal expects to complete its acquisition of


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


Houghton Mifflin in August 2001. The acquisition is subject to normal customary closing conditions, including regulatory approval.


Sale of Loews Cineplex

     On June 28, 2001, Universal Studios and USIBV sold their interests to Goldman, Sachs & Co. for an aggregate purchase price of $1.00. Vivendi Universal intends to use the tax loss from the sale to offset gains on other capital transactions.

Cancelation of shares

     On June 28, 2001, the Vivendi Universal board authorized the cancelation of 22 million shares, reducing the number of outstanding shares by approximately 2%.

TRENDS

     Vivendi Universal believes that it can continue to achieve substantial growth in 2001 and beyond. The key industry factors that will enable it to sustain significant internal growth in its two core businesses are:

     - In the Media and Communications division, continuing advances in technology and growth in the mobile telephony sector, particularly in mobile data and wireless internet services, as well as increasing demand for multimedia services, which it intends to exploit by leveraging Vivendi Universal's key content assets, including those it acquired in the Vivendi/Seagram/Canal Plus merger.

     - In the Environmental Services division, the acceleration of the trend towards privatization in the municipal market. Vivendi Universal believes that the percentage of the worldwide operating and management, or O&M, water market that is privatized will continue to grow. Similarly, although only a very small portion of the O&M industrial water market is privatized today, it is growing rapidly. It anticipates similar growth trends in its other environmental businesses.

The factors that may cause its expectations not to be realized include, but are not limited to, those described in "Risk Factors".

FINANCIAL OUTLOOK

     The strong results that Vivendi Universal generated in 2000, combined with its unique combination of content and distribution assets provide a solid foundation for growth in 2001. For its Media and Communications businesses, revenue growth (excluding Universal Studios Group Filmed Entertainment) is targeted to be 10% and EBITDA growth is targeted to be 35% for the period 2000-2002.

DIRECTORS AND SENIOR MANAGEMENT

Directors

     The table below shows the names, current principal occupations and recent employment history of the directors of Vivendi Universal.

                                                                                        DATE
                                                                        EXPIRATION    INITIALLY
                                  PRINCIPAL BUSINESS ACTIVITIES          DATE OF      APPOINTED
NAME                                OUTSIDE VIVENDI UNIVERSAL          CURRENT TERM   TO BOARD    AGE
----                        -----------------------------------------  ------------   ---------   ---
Jean-Marie Messier........  Chairman and CEO of Vivendi Universal.         2004         1998      44
                            Chairman and CEO of Vivendi 1994 to 2000.
                            Mr. Messier is also a director of
                            Compagnie de Saint-Gobain, LVMH Moet
                            Hennessy Louis Vuitton, UGC Unipart Group
                            of Companies, BNP Paribas, Alcatel, USA
                            Networks, Inc. and The New York Stock
                            Exchange.

                                                                                        DATE
                                                                        EXPIRATION    INITIALLY
                                  PRINCIPAL BUSINESS ACTIVITIES          DATE OF      APPOINTED
NAME                                OUTSIDE VIVENDI UNIVERSAL          CURRENT TERM   TO BOARD    AGE
----                        -----------------------------------------  ------------   ---------   ---
Edgar Bronfman, Jr.(1)....  Executive Vice Chairman of Vivendi             2004         2000      46
                            Universal.
                            President and Chief Executive Officer of
                            Seagram from 1994 to 2000.
                            Mr. Bronfman is also a director of USA
                            Networks, Inc.
Eric Licoys...............  Co-COO of Vivendi Universal.                   2004         2000      62
                            Chairman and CEO of Vivendi Universal
                            Publishing since 1998.
                            Advisor to Vivendi's Chairman from 1997
                            to 1999.
                            Chairman of Lazard Freres & Cie from 1996
                            to 1997.
                            Mr. Licoys is also a director of CGEA,
                            Media Overseas.
Pierre Lescure............  Co-COO of Vivendi Universal.                   2004         2000      55
                            Chairman and CEO of CANAL+, and Chairman
                            of the Executive Board of CANAL+ Group.
                            Mr. Lescure is also the Vice Chairman of
                            Sogecable SA (Spain), Companie
                            Independiente de Television SL (Spain),
                            Sociedad General de Cine SA (Spain).
Bernard Arnault...........  Chairman and CEO of Moet Hennessy Louis        2004         2000      52
                            Vuitton.
                            Mr. Arnault is also the Chairman of
                            Christian Dior, Groupe Arnault, Montaigne
                            Participations et Gestion SA and a
                            director of Financiere Jean Goujon,
                            Christian Dior Couture, Societe Civile du
                            Cheval Blanc, Saint Emilion.
Jean-Louis Beffa..........  Chairman and CEO of Compagnie de Saint-        2004         2000      59
                            Gobain.
                            Mr. Beffa is also Vice Chairman of BNP-
                            Paribas, and a director of Groupe
                            Bruxelles-Lambert (Belgium).
Edgar M. Bronfman(2)......  Former Chairman of the Board of Seagram        2004         2000      72
Richard H. Brown..........  Chairman and CEO of Electronic Data            2004         2000      54
                            Systems Co. since January 1, 1999.
                            From July 1996 to December 1998, Chief
                            Executive Officer of Cable and Wireless
                            plc.
                            From May 1995 to July 1996, President and
                            CEO of H&R Block, Inc.
                            Mr. Brown is also a director of Home
                            Depot Inc.
Jean-Marc Espalioux.......  Chairman of the Executive Board of Accor       2004         2000      49
                            since 1997.
                            Previously a member of the Executive
                            Committee of Vivendi and then Deputy CEO
                            of Vivendi.
                            Mr. Espalioux is also a director of Fiat
                            France.

                                                                                        DATE
                                                                        EXPIRATION    INITIALLY
                                  PRINCIPAL BUSINESS ACTIVITIES          DATE OF      APPOINTED
NAME                                OUTSIDE VIVENDI UNIVERSAL          CURRENT TERM   TO BOARD    AGE
----                        -----------------------------------------  ------------   ---------   ---
Philippe
  Foriel-Destezet.........  Chairman of CEO of Adecco.                     2004         2000      65
                            Mr. Foriel-Destexet is also Chairman of
                            Akila S.A., Eco S.A., Idem France S.A.
                            Nescofin UK Limited and a director of
                            Carrefour S.A., Akila Finance S.A. and
                            Securitas A.B.
Jacques Friedmann.........  Retired Chairman of the Supervisory Board      2004         2000      68
                            of AXA-UPA (Chairman from 1993-2000).
                            Mr. Friedmann is also a director of
                            Alcatel, BNP Paribas, and Total Fina Elf
                            S.A.
Esther Koplowitz..........  Chairman and member of the Board of            2004         2000      48
                            Directors of Fomento de Constructiones y
                            Contratas (Spain)
Marie-Josee Kravis(3).....  Senior Fellow, Hudson Institute Inc.           2005         2001      51
                            Mrs. Kravis is also a director of The
                            Canadian Imperial Bank of Commerce,
                            Hollinger International Inc., The Ford
                            Motor Company, Hasbro Inc., StarMedia
                            Network, Inc. and USA Networks, Inc.
Henri Lachmann............  Chairman and CEO of Schneider Electric         2004         2000      62
                            since 1999.
                            Chairman and CEO of Strafor Facom from
                            1993 to 1998.
Samuel Minzberg(3)........  President of Claridge Inc.                     2004         2001      51
                            Mr. Minzberg is also a director of Koor
                            Industries Ltd., ECI Telecom Ltd., Groupe
                            Expordev Inc., Reitmans (Canada) Limited
                            and HSBC Bank Canada.
Simon Murray..............  Chairman of Simon Murray & Associates.         2004         2000      61
                            Mr. Murray is also the Chairman of Gems
                            Ltd., Onyx Ltd. (Hong Kong) and a
                            director of Hermes International, Cheung
                            Kong Holdings Ltd., Hutchinson Whampoa
                            Ltd. and Tommy Hilfiger Corporation.
Serge Tchuruk.............  Chairman and CEO of Alcatel.                   2004         2000      63
                            Mr. Tchuruk is a director of Alstom,
                            Societe Generale, Thompson-CSF (Thales)
                            and Total Fina Elf S.A.
Rene Thomas...............  Honorary Chairman and Director of BNP          2004         2000      72
                            Paribas.
                            Mr. Thomas is also a director of
                            Chargeurs Essilor and Usinor.
Marc Vienot...............  Honorary Chairman and Director of Societe      2004         2000      72
                            Generale.
                            Chairman and CEO of Societe Generale from
                            1973 to 1997.
                            Mr. Vienot is also a director of Alcatel,
                            Aventis, Societe Generale Marocaine de
                            Banque and Ciments Francais.

---------------
(1) Son of Edgar M. Bronfman.

(2) Father of Edgar Bronfman, Jr.

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

(3) Mrs. Marie-Josee Kravis and Mr. Samuel Minzberg were elected as Director for a four-year term by shareholders at a Meeting held on April 24, 2001. They succeeded Messrs. Charles R. Bronfman and Andre Desmarais who resigned effective April 24, 2001. Mr. Thomas Middelhof also resigned with the same date of effect.

     Other than those described in footnotes (1) and (2), there are no familial relationships among Vivendi Universal's directors and executive officers.

     Vivendi Universal's directors are appointed for renewable terms of a maximum of four years, subject to provisions of Vivendi Universal's statuts relating to age limits.

Senior Management

     The table below shows the names of Vivendi Universal's senior managers and members of the Executive Committee (other than Jean-Marie Messier, Edgar Bronfman, Jr., Eric Licoys and Pierre Lescure (listed in the table above under "Directors")), their current positions and principal responsibilities:

NAME                                       OTHER CURRENT RESPONSIBILITIES
----                                    ------------------------------------
John Borgia.........................    Senior Executive Vice President
                                        Human Resources of Vivendi Universal
Phillippe Germond...................    Chairman and CEO of Cegetel Chairman
                                        and CEO of Vivendi Universal Net
Guillaume Hannezo...................    Senior Executive Vice President and
                                        Chief Financial Officer of Vivendi
                                        Universal
Doug Morris.........................    Chairman and CEO of Universal Music
                                        Group
Denis Olivennes.....................    Member of the Executive Board of
                                        CANAL+. Chief Operating Officer of
                                        CANAL+.
Henri Proglio.......................    Chairman of the Management Board and
                                        CEO of Vivendi Environnement
Agnes Touraine......................    Vice Chairman and CEO of Vivendi
                                        Universal Publishing

Compensation of Directors and Senior Managers

     The aggregate amount of compensation that Vivendi Universal paid to its directors, officers and senior managers, which included approximately 30 persons in all, for services to the company and its subsidiaries during the 2000 fiscal year was 10.32 million euros.

     The aggregate amount that Vivendi Universal set aside or accrued to provide pension, retirement or similar benefits for its senior managers as a group, which included 11 persons in all, was approximately E1.358 million during the 2000 fiscal year. Except as described below, none of these persons is party to a service contract with Vivendi Universal pursuant to which he or she will receive material employment termination benefits. In 2000, it awarded these persons options to purchase 2,904,000 Vivendi Universal ordinary shares and options to purchase 1,535,000 Vivendi Universal ADSs (of which 520,000 options are based on an award made in 2000 by Seagram). The options on ordinary shares had an average exercise price of E88.12 and an average expiration date of September 30, 2008. The options on ADSs had an average exercise price of $70.83 and an average expiration date of July 14, 2009.

     In respect of Seagram's fiscal year ended June 30, 2000, Edgar M. Bronfman received total compensation, including salary, bonus and other compensation, of $2,439,744. In respect of the same period, Edgar Bronfman, Jr. received compensation, including salary, bonus and other compensation of $7,046,431 and options for 650,000 Seagram common shares. These options have been converted into options for 520,000 Vivendi Universal ADSs, have an exercise price of $76.80 and expire on February 14, 2010. Of these options, 260,000 are currently exercisable, and the other 260,000 options become exercisable in equal installments over a three year period beginning on February 15, 2001. The other former Seagram directors on Vivendi Universal's board, Richard H. Brown, Marie-Josee Kravis and Samuel Minzberg, received compensation from Seagram in respect of acting as directors during Seagram's fiscal year ended June 30, 2000. Non-employee directors of Seagram received a retainer of $42,500 per year plus a fee of $1,500 for each board and committee meeting attended and were reimbursed for travel expenses incurred in connection with meetings attended. In addition, Marie-Josee Kravis received an additional $7,500 per year for acting as Chairman of Seagram's Human Resources Committee. Under The Seagram Company Ltd. Stock Plan for Non-Employee Directors, each non-employee director received at least 50% of his or her retainer in Seagram common shares or share equivalents and could elect to receive his or her entire retainer in that form. Non-employee directors could also receive their fees for attending board and committee meetings in Seagram common shares or share equivalents. Seagram did not set aside or accrue any material amounts to provide pension, retirement or similar benefits for Edgar Bronfman, Edgar Bronfman, Jr., Richard H. Brown, Marie-Josee Kravis or Samuel Minzberg in respect of Seagram's fiscal year ended June 30, 2000.

     Bonus compensation paid to Edgar M. Bronfman and Edgar Bronfman, Jr. in respect of Seagram's fiscal year ended June 30, 2000 was paid, in each case, under Seagram's Senior Executive Short-Term Incentive Plan or Seagram's Management Incentive Plan. For the 2000 fiscal year, target awards for executive officers under both plans were based upon Seagram or its applicable operating unit achieving prescribed objectives for earnings before interest, taxes, depreciation and amortization. Awards under the Senior Executive Short-Term Incentive Plan could be reduced for any reason, including the assessment by the Human Resources Committee of Seagram's board of directors of the individual executive's performance or of the financial performance of Seagram or its operating units. Management Incentive Plan awards could be reduced or increased based on an assessment of the individual executive's performance.

     As previously disclosed by Vivendi Universal, the fixed component of the remuneration of the Chairman and Chief Executive Officer in 2000 was 1.075 million euros gross, and 329,000 euros net after income tax and social charges. The amount of the variable component of the Chairman's remuneration will be set following approval of the financial statements at the Vivendi Universal shareholders' meeting. It could total a maximum amount of 3.2 million euros gross, and 1.1 million euros net after income tax and social charges.

Share Ownership

     The total amount of Vivendi Universal's voting securities owned by its directors and executive officers, other than those related to the Bronfman family, is less than 1%.

     The following table shows the number of Vivendi Universal ADSs beneficially owned by each of the Seagram designees to the Vivendi Universal board of directors, as of May 31 2001:

                                                    NUMBER OF          PERCENTAGE OF
BENEFICIAL OWNER                                VOTING SECURITIES    VOTING SECURITIES
----------------                                -----------------    -----------------
Edgar M. Bronfman.............................  33,441,416(1)               3.3%
Edgar Bronfman, Jr. ..........................  35,177,209(2)               3.5%
Richard H. Brown..............................            750                 *
Samuel Minzberg...............................            750                 *

---------------
(*) Less than 1%

(1) Includes 31,541,219 ADSs owned indirectly by The Edgar Miles Bronfman Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants
    (EMBT), and 1,189,212 ADSs owned directly by the PBBT/Edgar Miles Bronfman Family Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants (PBBT/EMBFT), trusts for which Mr. Bronfman serves as a trustee, 888 ADSs owned directly by Mr. Bronfman, 517,813 ADSs issuable upon the exercise of options which are currently exercisable or become exercisable within 60 days of May 31, 2001, and 192,284 ADSs owned by two charitable foundations of which Mr. Bronfman is among the trustees or directors. Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and the PBBT/EMBFT and with respect to ADSs owned directly by him.

(2) Includes 31,541,219 ADSs owned indirectly by the EMBT for which Mr. Bronfman serves as a trustee, 792 ADSs owned directly by Mr. Bronfman, 3,442,666 ADSs issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of May 31, 2001, 192,000 ADSs owned by a charitable foundation of which Mr. Bronfman is among the trustees and 532 ADSs in which Mr. Bronfman has an indirect interest through an investment in the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and affiliates (based on the value of such investment as of December 4, 2000). Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and with respect to ADSs owned directly by him.

The Governance Agreement

     Vivendi Universal is a party to a governance agreement with certain former Seagram shareholders that are members or affiliates of the Bronfman family, or the Bronfman shareholders. In addition to the provisions described below, the governance agreement restricts the transfer of Vivendi Universal shares held by the Bronfman shareholders and contains other provisions relating to the ownership, holding, transfer and registration of Vivendi Universal shares. See also "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Share Purchase From Members of the Bronfman Family".

Designees to Vivendi Universal's Board of Directors

     Under the governance agreement, Vivendi Universal has elected to, and is required to use best efforts to, cause the continuation for a four-year term on its board of directors of four former members of Seagram's board of directors. Two of the four designees are parties to the governance agreement (Edgar M. Bronfman and Edgar Bronfman, Jr.), and the remaining two designees (Richard H. Brown and Samuel Minzberg) are unaffiliated with the Bronfman family (the non-Bronfman designees). Vivendi Universal's board of directors consists of 19 members. The number of directors will be reduced to 18 by January 1, 2003, subject to French law as it relates to employee shareholder representatives on the board.

     Following the expiration of the initial four-year period, and for so long as the Bronfman shareholders continue beneficially to own the applicable percentage of the number of Vivendi Universal voting securities (as described below) owned by them immediately following the effective time of the arrangement, Vivendi Universal will use its best efforts to cause the election of the number of individuals designated by the Bronfman shareholders indicated below:

                                                          NUMBER OF
PERCENTAGE OF INITIAL INVESTMENT                      BRONFMAN DESIGNEES
--------------------------------                      ------------------
more than 75%.......................................          3
more than 50% but less than or equal to 75%.........          2
more than 25% but less than or equal to 50%.........          1

     After the initial four-year term, the renomination of the non-Bronfman designees will be Vivendi Universal's discretion.

     Vivendi Universal voting securities are securities that generally entitle the holder to vote for members of Vivendi Universal's board of directors, or securities issued in substitution for such securities, including Vivendi Universal ordinary shares, Vivendi Universal ADSs and exchangeable shares.

Designees to the Committees of Vivendi Universal's Board of Directors

     For so long as either (1) the Bronfman shareholders have the right to designate at least two members of Vivendi Universal's board of directors or (2) the Bronfman shareholders are collectively the largest holders of Vivendi Universal voting securities other than Vivendi Universal and its affiliates, Vivendi Universal must:

     - appoint and maintain a designee of the Bronfman shareholders as the chairman of the compensation committee of its board of directors;

     - cause the chairman of the compensation committee to be appointed and maintained as a member of the nominating committee of its board of directors;

     - cause the nominating committee to be responsible for proposing the nomination of all directors, other than the Bronfman designees;

     - cause a designee of the Bronfman shareholders to be appointed and maintained as a member of the audit committee of its board of directors; and

     - cause a designee of the Bronfman shareholders to be appointed and maintained as a member of any subsequently formed executive or similar committee if the failure of the Bronfman shareholders to participate would be inconsistent with the purposes of the board and committee participation rights described above.

Stock Option Plans

     Two stock option plans were introduced in fiscal 2000, the first in May 2000, and the second in December 2000 following the merger of Vivendi, Seagram and Canal Plus. The two plans involved a total of 13,670,458 options, or 1.3% of Vivendi Universal's capital stock at the date of the merger. Under the plans, 1,047 optionees were granted 2,783,560 options to purchase stock at a non-discounted exercise price of 111.44 euros, and 3,681 optionees were granted 10,886,898 options to purchase stock at a non-discounted exercise price of 78.64 euros or 67.85 U.S. dollars for options to purchase ADSs. The allocation of stock options is made on the basis of three criteria: level of responsibility, performance, and identification of high-potential managers or those who have carried out significant business operations.

     Following the merger of Vivendi, Seagram and Canal Plus, Vivendi Universal also introduced an exceptional performance-related stock option plan in December 2000, known as the "out-performance" plan. The plan involved a maximum of 5,200,000 options (drawn from treasury stock) granted to Vivendi Universal's 91 principal managers. The stock options were granted at a non-discounted exercise price of 78.64 euros or 67.85 U.S. dollars for options to purchase ADSs. The accelerated exercise of these options is tied to Vivendi Universal outperforming the MSCI Media index.

RELATED PARTY TRANSACTIONS

Share Purchase from Members of the Bronfman Family

     On May 29, 2001, Vivendi Universal acquired an aggregate of 16,900,000 ADSs from entities related to the Bronfman family. The purchase price for these acquisitions was 74.9228 euros per ADS for 15,400,000 of the ADSs it purchased and 76.9414 euros per ADS for 1,500,000 of the ADSs it purchased. In connection with these sales, each of the sellers (other than a charitable foundation) agreed with the company that, from May 29, 2001 until December 31, 2001, it will not sell or otherwise transfer any ADSs that it holds (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), subject to certain specified exceptions.

Esther Koplowitz and Fomento De Constructiones y Contratas

     In October 1998, Vivendi acquired from Ms. Esther Koplowitz, a member of Vivendi Universal's board of directors, a 49% interest in the holding company that owns 56.5% of FCC. The parties made the economic effect of the transaction retroactive to July 1, 1998. Ms. Koplowitz owns the remaining 51% of the holding company.

     The same month, Vivendi and Ms. Koplowitz signed a shareholders' agreement providing for shared control of the economic activity of the holding company, FCC and FCC's subsidiaries (the FCC group). Specifically, the agreement provides that Vivendi and Ms. Koplowitz are to be equally represented in the main executive bodies of the FCC group, which include the board of directors and executive committees of FCC and its subsidiaries.

     At the same time, Vivendi entered into an option agreement under which Ms. Koplowitz has an option to sell to Vivendi, at any time between April 18, 2000 and October 6, 2008, her 51% interest in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option, up to seven times FCC's EBITDA or 29.5 times FCC's earnings per share for the previous year, whichever is lower.

Claridge Inc.

     For the period July 1, 1998 through April 30, 2001, Claridge Inc. reimbursed a subsidiary of Seagram for the use of aircraft owned by such subsidiary in the amount of $438,293. The payment represented Claridge's pro rata share of the applicable operating expenses of the aircraft. For the same period, Seagram paid or accrued rent and reimbursed expenses to Claridge in the amount of 1,047,072 Canadian dollars for the use by Seagram of office and parking space and secretarial services. The Charles Rosner Bronfman Family Trust, a trust established for the benefit of Charles R. Bronfman and his descendants, owns all the shares of Claridge. Charles R. Bronfman is among the directors and officers of Claridge.

The Andrea & Charles Bronfman Philanthropies, Inc.

     For the period July 1, 1998 through April 30, 2001, The Andrea & Charles Bronfman Philanthropies, Inc., a charitable organization, paid or accrued rent and reimbursed Seagram in the amount of $190,876 for use by such organization of office space in Seagram's offices in New York. Andrea Bronfman and Charles R. Bronfman are directors of The Andrea & Charles Bronfman Philanthropies, Inc.

Frank Alcock

     Since the beginning of Seagram's last fiscal year, Frank Alcock, the father-in-law of Edgar Bronfman, Jr., has provided consulting services to affiliates of Seagram for $6,250 per month.

USA Networks, Inc.

     Universal Studios holds an effective 43% interest in USA Networks for the period ended May 31, 2001 through its ownership of common stock and class B common stock of USA Networks and shares of USANi LLC, a subsidiary of USA Networks, which Universal Studios can exchange for common stock and class B common stock of USA Networks. Universal Studios is party to a governance agreement among USA Networks, Universal Studios, Liberty Media and Barry Diller. The governance agreement:

     - limits Universal Studios from acquiring additional equity securities of USA Networks;

     - restricts Universal Studios from transferring USA Networks securities;

     - provides for representation by Universal Studios and Liberty Media on USA Networks' board of directors; and

     - lists fundamental actions that require the consent of Universal Studios, Liberty Media and Mr. Diller before USA Networks can take those actions.

     In addition, Universal Studios has entered into a stockholders' agreement among Universal Studios, Liberty Media, Mr. Diller, USA Networks and Seagram. The stockholders' agreement:

     - governs the acquisition of additional USA Networks securities by Liberty Media;

     - restricts the transfer of shares; and

     - generally grants Mr. Diller voting control over all of the USA Networks capital stock owned by Universal Studios and Liberty Media except with respect to the fundamental actions discussed above.

     Universal Studios is also party to a spin-off agreement among Universal Studios, Liberty Media and USA Networks providing for interim management arrangements in the event that Mr. Diller ceases to be chief executive officer of USA Networks or becomes disabled. In addition, Universal Studios has entered into agreements with USA Networks providing for various ongoing business arrangements, including:

     - an international distribution agreement granting Universal Studios the right to distribute internationally, programs produced by USA Networks for a fee;

     - a domestic distribution agreement granting USA Networks the right to distribute specific Universal Studios programming, including Universal Studios' library of television programs, for a fee; and

     - a transition services agreement and agreements relating to merchandising, music administration and music publishing, home video distribution, the use by USA Networks of Universal Studios' studio facilities and certain other matters.

     The parties negotiated these ongoing arrangements, which contain normal business terms and conditions, on an arms' length basis. Under the agreement governing Universal Studios' investment in USA Networks, at various times since March 1998 Universal Studios and Liberty Media have exercised their pre-emptive rights to purchase additional shares of USANi LLC shares following issuances of common stock by USA Networks. Universal Studios and Liberty Media may continue to exercise these pre-emptive rights from time to time in the future.

     Mr. Diller is the chairman of the board and chief executive officer of USA Networks and, based on the information as of January 31, 2000 set forth in the proxy statement of USA Networks dated March 6, 2000, owns or has the right to vote, pursuant to the stockholders agreement, approximately 14% of the outstanding USA Networks common stock and 100% of the outstanding USA Networks class B common stock and has approximately 75% of the outstanding total voting power of USA Networks common stock and USA Networks class B common stock.

     On May 28, 1999, USA Networks acquired from Universal Studios Holding I Corp. all of the capital stock of PolyGram Filmed Entertainment, Inc., or PFE, including the domestic motion picture and home video distribution organization conducted as PolyGram Films, PolyGram Video, PolyGram Filmed Entertainment Canada, Gramercy Pictures, Interscope Communications and Propaganda Films.

     Universal Studios acquired PFE in December 1998 as part of Seagram's approximately $10.6 billion acquisition of PolyGram. At the time of the sale of PFE to USA Networks, USA Networks agreed to pay or assume certain liabilities relating to the acquired businesses, and Universal Studios and USA Networks entered into agreements providing for various ongoing business arrangements between Universal Studios and USA Networks, including, among others:

     - a domestic theatrical distribution agreement, pursuant to which USA Networks made a $200 million interest bearing loan to Universal Studios' parent which is due in approximately eight years unless repaid earlier from receipts arising from distribution of specified motion pictures which USA Networks has the exclusive right to distribute theatrically, on television and on video in the United States and Canada for a fee;

     - an ancillary services agreement, pursuant to which the parties will provide certain customary transitional services to each other during the six months following the closing;

     - a videogram fulfillment agreement, pursuant to which Universal Studios or one of its affiliates will provide certain "pick, pack and ship" and related fulfillment services in the United States and Canada with respect to videos containing motion pictures of USA Networks; and

     - a music administration agreement, pursuant to which, subject to certain specified exceptions, USA Networks appointed Universal-MCA Music Publishing to be the exclusive administrator for 15 years of USA Networks' interest in certain music publishing rights to music compositions owned or controlled by USA Networks which are written for or used in motion pictures and videos following the closing.

     These arrangements were negotiated by the parties on an arms' length basis and contain customary business terms and conditions. In the ordinary course of business, and otherwise from time to time, Seagram and Vivendi Universal may enter into other agreements with USANi and its subsidiaries.

SHARE CAPITAL INFORMATION

GENERAL

     As of June 28, 2001, Vivendi Universal had 1,085,675,856 ordinary shares outstanding. Vivendi Universal estimates that as of that date, approximately 39.7% of its shares traded on the Paris Bourse were held by French residents and approximately 23.9% by residents of the United States (including 6.5% held by members of the Bronfman family and trusts controlled by them).

     All of the outstanding ordinary shares are fully paid. As of April 26, 2001 Vivendi Universal had approximately 79,210,200 ordinary shares in treasury, with an approximate book value of E6 billion. All of these ordinary shares were issued to Vivendi Universal and were fully paid. Its ordinary shares have a nominal value of E5.50 per share. Vivendi Universal's statuts provide that ordinary shares may be held in registered or bearer form, at the option of the shareholder.

     As of June 20, 2001, there were 1,125 registered holders of ADSs in the United States holding a total of 122,321,258 ADSs.

UNDERTAKINGS TO INCREASE VIVENDI UNIVERSAL'S SHARE CAPITAL

     Vivendi Universal has undertaken to increase its capital in connection with warrants, options, convertible bonds and exchangeable shares.

     - Warrants -- In May 1997, Vivendi issued bonus subscription warrants to its shareholders. As of December 31, 2000, 106,036,727 of the warrants were outstanding and exercisable, at a price of E137.0 per 40 warrants, for 3.05 Vivendi Universal ordinary shares per 40 warrants. On May 2, 2001, those warrants expired and no more warrants are outstanding and exercisable;

     - Convertible bonds -- In January 1999, Vivendi issued 6,028,369 bonds to the public. Each bond is convertible into 3.047 Vivendi Universal ordinary shares. As of December 31, 2000, 6,024,347 of these bonds were outstanding and convertible into a total of 18,356,185 ordinary shares (which may be treasury or newly-issued shares); and as of June 26, 2001, 6,024,329 of these bonds were outstanding and convertible into a total of 18,356,131 ordinary shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2003;

     - Vivendi Environnement convertible bonds -- In April 1999, Vivendi Environnement issued 10,516,606 bonds to the public. Each bond is convertible into 3.047 ordinary shares of Vivendi Universal or Vivendi Environnement. As of December 31, 2000, 5,331,135 of these bonds were outstanding and convertible into a total of 16,243,969 shares (which may be treasury or newly-issued shares); and as of June 26, 2001, 5,331,126 of these bonds were outstanding and convertible into a total of 16,243,941 shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2005;

     - Options granted pursuant to Vivendi Universal share subscription plans -- As of December 31, 2000, there were outstanding options to subscribe for 2,804,857 Vivendi Universal ordinary shares;

       and as of June 26, 2001, there were outstanding options to subscribe for 2,644,772 Vivendi Universal ordinary shares, in each case granted to Vivendi Universal's executive officers, management and employees pursuant to Vivendi Universal's share subscription plans;

     - Convertible bonds -- In connection with the Vivendi/Seagram/Canal Plus merger, Vivendi Universal issued on December 8, 2000, bonds redeemable into 401,582,689 Vivendi Universal ordinary shares. These bonds were or are to be redeemed for (1) the ADSs of Vivendi Universal received by holders of Seagram common shares on closing of the merger, (2) ADSs of Vivendi Universal to be issued to holders of exchangeable shares of Vivendi Universal Exchangeco Inc. when such holders exchange such shares from time to time, (3) ADSs of Vivendi Universal to be issued to holders of stock options or stock appreciation rights of Seagram on exercise of such options or rights, and (4) ADSs of Vivendi Universal to be issued to holders of other convertible securities of Seagram, such as the ACES, on conversion of such securities. As of December 31, 2000, bonds redeemable into 82,051,273 Vivendi Universal ordinary shares were outstanding. As of April 26, 2001, bonds redeemable into 57,839,934 Vivendi Universal ordinary shares were outstanding; and as of June 26, 2001, bonds redeemable into 53,725,827 Vivendi Universal ordinary shares were outstanding. The number has decreased because Vivendi Universal has repurchased most of the ACES, some of the exchangeable shares have been exchanged and some of the options have been exercised.

     Under the French commercial code, shareholders of French companies such as Vivendi Universal have certain rights to purchase, on a pro rata basis, securities issued by the company.

OPTIONS TO PURCHASE VIVENDI UNIVERSAL SECURITIES

     Vivendi Universal has several share purchase option plans for the benefit of its executive officers, management and other staff. As of January 19, 2001, options to purchase approximately 42,653,190 Vivendi Universal ordinary shares were outstanding pursuant to these plans; and as of June 26, 2001, options to purchase approximately 42,563,725 Vivendi Universal ordinary shares were outstanding pursuant to these plans. The average expiration date of these options was July 2006 and the average exercise price was E51.24.

HISTORY OF SHARE CAPITAL

     The table below sets forth the history of the share capital of Vivendi Universal, S.A., formerly known as Sofiee S.A. Sofiee was a shell company incorporated in 1987, and on December 8, 2000 it was the recipient of all the assets in connection with the Vivendi/Seagram/Canal Plus merger.

                                                        NOMINAL      NOMINAL VALUE          TOTAL             TOTAL
MEETING                                  NUMBER OF      VALUE OF         OF THE           AMOUNT OF         NUMBER OF
DATE      OPERATION                    SHARES ISSUED   THE SHARES   CAPITAL INCREASE    CAPITAL STOCK        SHARES
-------   ---------                    -------------   ----------   ----------------   ----------------   -------------
12/17/87  Formation.................           2,500     FF100          FF250,000.00            250,000           2,500
 5/14/98  Capital increase..........      16,784,000       100      1,678,400,000.00      1,678,650.000      16,786,500
 6/15/00  Conversion of the capital
          to euros..................               0       E16                 E0.00        268,584,000      16,786,500
 6/15/00  Capital increase..........               0      16.5                  0.00        276,977,250      16,786,500
 6/15/00  Three-for-one stock
          split.....................               0       5.5                  0.00        276,977,250      50,359,500
12/08/00  Merger Transactions.......   1,029,666,247       5.5      5,663,164,358.50      5,940,141,609   1,080,025,747
 1/18/01  Capital increase Group
          savings Plan 1st block....         343,127       5.5          1,887,198.50      5,946,333,635   1,081,151,570
 1/26/01  Bonds redemption, warrants
          conversion, exercise of
          subscription option.......         782,696       5.5          4,304,828.00      5,944,446,437   1,080,808,443
 4/24/01  Bonds redemption, warrants
          conversion, exercise of
          subscription option.......      25,026,898       5.5        137,647,939.00   6,083,981,574.00   1,106,178,468
 4/26/01  Capital increase Group
          savings Plan 2nd block....         350,392       5.5          1,927,156.00   6,085,908,730.00   1,106,528,860

     On June 28, 2001, the Vivendi Universal board authorized an increase of 11,448,920 shares in connection with exercises of options and warrants for ordinary shares. On the same date, the Vivendi Universal board authorized the cancelation of 22,000,000 treasury shares and 10,301,924 ordinary shares originally set aside to satisfy exchange rights in connection with the Vivendi/Seagram/Canal Plus merger, reducing overall the number of outstanding shares by approximately 2%.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of Vivendi Universal's global operating and financing activities, it is subject to various market risks relating to fluctuations in interest rates, foreign currency exchange rates and equity market risks relating to investment securities. It follows a centrally managed risk management policy approved by its board of directors.

EXPOSURE TO INTEREST RATE RISK

     As part of this policy, Vivendi Universal uses derivative financial instruments to manage interest rate risk, primarily related to long-term debt, and foreign currency risk associated with foreign denominated assets. It generally does not use derivative or other financial instruments for trading purposes. As a result of Vivendi Universal's regular borrowing activities, its operating results are exposed to fluctuations in interest rates. Vivendi Universal has short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of notes payable to banks and bank lines of credit used to finance working capital requirements. Short-term investments are primarily comprised of cash and equivalents and marketable securities. Long-term debt represents publicly held unsecured notes and debentures and certain notes payable to banks used to finance long-term investments such as business acquisitions. Derivative financial instruments used to manage interest rate risk relating to long-term debt include interest rate swaps and caps. A hypothetical increase in average market rates of one percent over the year 2001 would result in a decrease (before taxes) in Vivendi Universal's annual net income of approximately E170 million.

EXPOSURE TO EQUITY MARKET RISK

     Vivendi Universal's exposure to equity markets risk relates primarily to its investments in the marketable securities of unconsolidated entities and derivative equity instruments. It generally does not use derivative financial instruments to limit its exposure to equity market risk. A hypothetical decrease of 10% of overall portfolio share prices in 2001 would result in a decrease in its equity market portfolio of E869.3 million.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information concerning the beneficial ownership of MP3.com common stock as of July 2, 2001 by:

     - each stockholder that is known by MP3.com to own beneficially more than 5% of the outstanding shares of MP3.com common stock;

     - each of MP3.com's current directors;

     - some of MP3.com's executive officers; and

     - all of MP3.com's executive officers and directors as a group.

Beneficial ownership includes both outstanding shares of MP3.com common stock and shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of July 2, 2001.


                                                               NUMBER OF
                                                                 SHARES       PERCENTAGE
                                                              BENEFICIALLY     OF SHARES
NAME OF BENEFICIAL OWNER                                       OWNED (1)      OUTSTANDING
------------------------                                      ------------    -----------
Michael L. Robertson(2).....................................   23,437,405        33.9%
Mark A. Stevens(3)..........................................    9,888,761        14.3%
Robin D. Richards(4)........................................    3,806,361         5.5%
Paul L.H. Ouyang(5).........................................    1,089,610         1.6%
Steven G. Sheiner(6)........................................      444,038           *
Gregory P. Kostello(7)......................................      289,898           *
Lawrence F. Probst III(8)...................................      239,062           *
Howard B. Wiener(9).........................................      101,562           *
Thomas A. Heymann(10).......................................            0           *
All directors and executive officers as a group (11
  persons)(11)..............................................   37,079,960        52.7%


---------------
  *  Less than 1% beneficially owned.


 (1) This table is based on information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, MP3.com believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares beneficially owned. Applicable percentages are based on 69,114,762 shares outstanding on July 2, 2001, adjusted as required by rules promulgated by the SEC. Except as otherwise indicated, each individual named has a business address of c/o MP3.com, Inc., 4790 Eastgate Mall, San Diego, California 92121-1970.


 (2) Includes 740,753 shares held in a family trust with Mr. Robertson's spouse as a co-trustee, 379,478 shares held in a separate property trust for the benefit of Mr. Robertson's spouse, and 48,750 shares held in a trust for the benefit of Mr. Robertson's children. Also includes 2,500,000 shares held by Mr. Robertson that are subject to options granted by Mr. Robertson to two individuals (as indicated below). Mr. Robertson disclaims beneficial ownership of these shares held in trust.

 (3) Includes 43,750 shares subject to options vesting within 60 days of July 2, 2001. Also includes 8,462,134 shares held by Sequoia Capital VIII, 560,221 shares held by Sequoia International Technology Partners VIII (Q), 450,000 shares held by Sequoia Capital Franchise Fund, 186,739 shares held by CMS Partners LLC, 107,376 shares held by Sequoia International Technology Partners VIII, 50,000 shares held by Sequoia Capital Franchise Partners, 20,541 shares held by Sequoia 1997, and 8,000 shares held personally by Mr. Stevens. SC VIII Management, LLC is the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII (Q) and Sequoia International Technology Partners VIII. Mr. Stevens is a managing member of the general partner, or a partner, of each of the above-listed investment funds, and shares investment and voting power over these shares with the other managing members or general partners of these funds, none of whom are affiliated with MP3.com. Mr.
     Stevens disclaims beneficial ownership of the shares listed except to the extent of his pecuniary interest in those shares. The business address for Mr. Stevens is c/o Sequoia Capital, 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park, California 94025.


 (4) Includes 393,036 shares subject to MP3.com's right of repurchase at their original purchase price. Also includes 141,665 shares subject to employee stock options vesting within 60 days of July 2, 2001 and 2,000,000 shares subject to a fully-vested option granted to Mr. Richards by Mr. Robertson. Also includes 150,000 shares held in a family trust with Mr. Richards' spouse as co-trustee and 161,250 shares held in a separate property trust for the benefit of Mr. Richards' spouse. Mr. Richards disclaims beneficial ownership of these shares held in trust.



 (5) Includes 113,738 shares subject to MP3.com's right of repurchase at their original purchase price. Also includes 141,665 shares subject to employee stock options vesting within 60 days of July 2, 2001 and 500,000 shares subject to a fully-vested option granted to Mr. Ouyang by Mr. Robertson. All shares, with the exception of any unexercised options, are held by the Ouyang 1990 Trust Dated 3/27/90 As Amended for which Mr. Ouyang exercises shared voting control with his spouse.



 (6) Includes 214,024 shares subject to options vesting within 60 days of July 2, 2001.



 (7) Includes 289,469 shares subject to options vesting within 60 days of July 2, 2001.



 (8) Includes 89,062 shares subject to options vesting within 60 days of July 2, 2001. The business address for Mr. Probst is c/o Electronic Arts, Inc., 209 Redwood Shores Parkway, Redwood City, California 94065.



 (9) Includes 101,562 shares subject to options vesting within 60 days of July 2, 2001.



(10) The business address for Mr. Heymann is c/o Digital Coast Ventures Corporation, 233 Wilshire Boulevard, Suite 100, Santa Monica, California 90401.



(11) Includes the shares described in footnotes (2) - (10). Also includes 283,263 shares which MP3.com's other executive officers beneficially own and have the right to acquire within 60 days after July 2, 2001 under outstanding options.

                             LEGAL AND TAX MATTERS


     The validity of the Vivendi Universal ADSs (including the underlying Vivendi Universal ordinary shares) offered by this proxy statement/prospectus will be passed upon for Vivendi Universal by Jean-Francois Dubos, counsel to Vivendi Universal, Paris, France. Cravath, Swaine & Moore, New York, New York, has opined on certain United States federal income tax consequences of the merger for Vivendi Universal. Cravath, Swaine & Moore acts as counsel for Vivendi Universal and its subsidiaries from time to time. Ernst & Young LLP, tax advisor to MP3.com, has opined on certain United States federal income tax consequences of the merger for MP3.com.


                                    EXPERTS

     The consolidated financial statements of Vivendi Universal included herein have been so included in reliance on the reports of Barbier Frinault & Cie, a member firm of Arthur Andersen, and RSM Salustro Reydel, independent accountants, given on the authority of said firms as experts in accounting and auditing.

     The consolidated financial statements (including the schedule incorporated by reference) of MP3.com at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, and for the period from March 17, 1998 (inception) to December 31, 1998, included in the proxy statement/prospectus of MP3.com, which is referred to and made part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

     In view of the expected timing of the merger, MP3.com does not expect to hold an annual meeting of stockholders in 2002. In the event the merger is not completed and MP3.com does hold an annual meeting in 2002, you would continue to be entitled to attend and participate in the meeting if you are a stockholder as of the record date for that meeting. In accordance with federal securities laws, proposals to be submitted by stockholders for consideration at the next annual meeting of MP3.com stockholders and inclusion in MP3.com's next annual proxy statement must be received by MP3.com not later than December 24, 2001. SEC rules establish standards as to which stockholder proposals are required to be included in a proxy statement for an annual meeting. MP3.com will only consider proposals for inclusion in its proxy statement for an annual meeting that satisfy the requirements of applicable SEC rules.

                                 OTHER MATTERS

     As of the date of this proxy statement/prospectus, the MP3.com board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matter comes before the special meeting, the persons named as proxies by a stockholder will vote in their discretion on the other matter unless:

     - otherwise indicated on the proxy; or

     - the other matter relates to the adjournment of the special meeting and the shares represented by the proxy are to be voted against the proposal to adopt the merger agreement.

                      WHERE YOU CAN FIND MORE INFORMATION

     Vivendi Universal and MP3.com are subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, file certain reports and other information with the SEC. Vivendi Universal files annual reports, current reports and other information with the SEC and MP3.com files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Vivendi Universal or MP3.com filed with the SEC at the SEC's public reference room at the following location:


                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024

                             Washington, D.C. 20549



     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning MP3.com may also be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20016.



     Vivendi Universal filed a registration statement on Form F-4 on July 9, 2001, as amended, with the SEC to register the Vivendi Universal ordinary shares that constitute the share consideration in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Vivendi Universal in addition to being a proxy statement of MP3.com. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in Vivendi Universal's registration statement or the exhibits to the registration statement. The registration statement and its exhibits are available for inspection and copying as set forth above.


     The SEC allows MP3.com to "incorporate by reference" information into this proxy statement/prospectus, which means that MP3.com can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus. These documents contain important business and financial information about MP3.com that is not included in, or delivered with, this proxy statement/prospectus.

MP3.COM FILINGS
(FILE NO. 0-26697)                                                       PERIOD
------------------                                                       ------
Annual Report on Form 10-K and Amendment No. 1
  thereto..............................................    Fiscal Year ended December 31, 2000
Quarterly Report on Form 10-Q..........................    Fiscal Quarter ended March 31, 2001
Current Report on Form 8-K.............................    Filed on May 22, 2001

     MP3.com also incorporates by reference all additional documents that it files with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting, and these additional documents are deemed to be a part of this proxy statement/prospectus from the date of filing. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments thereto, as well as proxy statements.

     You may have received some of the documents incorporated by reference. However, you can also obtain any of them through the companies, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from MP3.com without charge, excluding all exhibits, except that if MP3.com has specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address:

     MP3.com, Inc.
     4790 Eastgate Mall
     San Diego, CA 92121-1970
     Attention: Investor Relations
     Telephone: (858) 623-7222
     Email: investor@mp3.com

     Vivendi Universal has supplied all information contained in this proxy statement/prospectus relating to Vivendi Universal and MP3.com has supplied all information relating to MP3.com.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Neither Vivendi Universal nor MP3.com has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy
statement/prospectus is dated [               ], 2001. You should not assume
that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus nor the delivery of Vivendi Universal ADSs, cash or other consideration pursuant to the merger creates any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF VIVENDI UNIVERSAL
Reports of Independent Public Accountants...................   F-2
Consolidated Statement of Income for the Years Ended
  December 31, 2000, 1999 and 1998..........................   F-4
Consolidated Balance Sheet as of December 31, 2000 and
  1999......................................................   F-5
Consolidated Statement of Shareholders' Equity for the Years
  Ended December 31, 2000, 1999 and 1998....................   F-6
Consolidated Statement of Cash Flows for the Years Ended
  December 31, 2000, 1999 and 1998..........................   F-7
Notes to Consolidated Financial Statements..................   F-8
CONSOLIDATED FINANCIAL STATEMENTS OF MP3.COM
Report of Ernst & Young LLP, Independent Auditors...........  F-59
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................  F-60
Consolidated Statements of Operations for the Years Ended
  December 31, 2000, 1999 and the Period from March 17, 1998
  (inception) to December 31, 1998..........................  F-61
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 2000, 1999 and the period from
  March 17, 1998 (inception) to December 31, 1998...........  F-62
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2000, 1999 and the period from March 17, 1998
  (inception) to December 31, 1998..........................  F-63
Notes to Consolidated Financial Statements..................  F-64
Condensed Consolidated Balance Sheets as of March 31, 2001
  (unaudited) and December 31, 2000.........................  F-88
Condensed Consolidated Statements of Operations for the
  Three Months Ended March 31, 2001 and 2000 (unaudited)....  F-89
Condensed Consolidated Statements of Cash Flows for the
  Three Months Ended March 31, 2001 and 2000 (unaudited)....  F-90
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-91

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi Universal:

     We have audited the accompanying consolidated balance sheet of Vivendi Universal (the successor company to Vivendi S.A. -- see Note 1) and subsidiaries (together the "Company"), as of December 31, 2000 and December 31, 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, expressed in Euros. We have also audited the information presented in Note 16, which includes the approximate effect of the differences between accounting principles generally accepted in France and the United States on the consolidated net income and shareholders' equity of the Company as of December 31, 2000, 1999 and 1998 and for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Barbier Frinault & Cie did not audit the financial statements of the Company as of and for the year ended December 31, 1998. Those statements were audited by RSM Salustro Reydel whose report has been furnished to Barbier Frinault & Cie and whose opinion, insofar as it relates to amounts included in
Note 16 that are based on accounting principles generally accepted in France, is based on that report.

     We conducted our audit in accordance with auditing standards generally accepted in France and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of certain financial information to accounting principles generally accepted in the United States) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vivendi Universal and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in France and the information with respect to accounting principles generally accepted in the United States as of and for the years ended December 31, 2000, 1999 and 1998 set forth in the Note 16.

     The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net income and shareholders' equity for the three years ended December 31, 2000 is set forth in Note 16 to the consolidated financial statements.

Barbier Frinault & Cie,                                      RSM Salustro Reydel
a member firm of Arthur Andersen

                                 Paris, France
                                 April 2, 2001
(Except with respect to the matters discussed in Note 16 as to which the date is
                                 June 28, 2001)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi:

     We have audited the accompanying consolidated balance sheet of Vivendi and subsidiaries (together "the Company") as of December 31, 1998 and the related consolidated statement of income, change in shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in France which are substantially similar to those generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vivendi and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in France.

                                          RSM Salustro Reydel Signature
                                          RSM Salustro Reydel

                                 Paris, France
                                 March 10, 2000

                               VIVENDI UNIVERSAL

                        CONSOLIDATED STATEMENT OF INCOME

                                                            YEARS ENDED DECEMBER 31,
                                                ------------------------------------------------
                                                  2000        1999(1)       1999         1998
                                                ---------    ---------    ---------    ---------
                                                (IN MILLIONS OF EUROS, EXCEPT PER SHARE AMOUNTS)
REVENUE.......................................   41,797.6     40,854.5     41,622.5     31,737.1
Other revenue.................................      821.2      1,171.1      1,951.3      1,516.8
Cost of revenue...............................  (20,644.6)   (23,246.8)   (23,712.9)   (18,575.3)
Personnel costs (including employee
  profit-sharing).............................   (9,487.3)   (10,299.5)   (10,431.1)    (8,225.1)
Taxes.........................................     (629.2)      (653.8)      (659.2)      (627.9)
Other operating expenses......................   (6,155.0)    (3,803.7)    (3,811.8)    (2,662.5)
Depreciation and amortization.................   (3,131.3)    (2,186.3)    (2,678.3)    (1,831.7)
                                                ---------    ---------    ---------    ---------
OPERATING INCOME..............................    2,571.4      1,835.5      2,280.5      1,331.4
Financial (expense) income....................     (541.2)        75.9        (57.2)       307.3
Financial provisions..........................      (91.7)      (163.0)      (162.9)      (298.0)
                                                ---------    ---------    ---------    ---------
NET FINANCIAL (EXPENSE) INCOME................     (632.9)       (87.1)      (220.1)         9.3
                                                ---------    ---------    ---------    ---------
INCOME FROM OPERATIONS BEFORE EXCEPTIONAL
  ITEMS AND INCOME TAXES......................    1,938.5      1,748.4      2,060.4      1,340.7
Exceptional items.............................    2,755.2       (922.7)      (914.3)        42.7
Depreciation, amortization and provisions on
  exceptional items...........................      191.6         76.9         76.5        206.6
                                                ---------    ---------    ---------    ---------
INCOME BEFORE INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND MINORITY
  INTEREST....................................    4,885.3        902.6      1,222.6      1,590.0
Income taxes and deferred tax.................   (1,020.9)       946.1        793.2        (90.0)
                                                ---------    ---------    ---------    ---------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY
  INTEREST AND MINORITY INTEREST..............    3,864.4      1,848.7      2,015.8      1,500.0
Goodwill amortization.........................     (634.2)      (606.4)      (612.0)      (209.5)
                                                ---------    ---------    ---------    ---------
INCOME BEFORE EQUITY INTEREST AND MINORITY
  INTEREST....................................    3,230.2      1,242.3      1,403.8      1,290.5
Equity in net income of affiliates............     (306.3)        32.9         32.9         42.5
Minority interest.............................     (624.9)       159.4         (5.3)      (212.2)
                                                ---------    ---------    ---------    ---------
NET INCOME....................................    2,299.0      1,434.6      1,431.4      1,120.8
                                                =========    =========    =========    =========
EARNINGS PER SHARE:
  Basic.......................................        3.6          2.7          2.7          2.5
  Diluted.....................................        3.4          2.5          2.5          2.4

        The accompanying notes are an integral part of these statements.

For periods presented prior to January 1, 1999, the consolidated financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the consolidated financial statements).

(1) Restated to give effect to changes in accounting policies (see Note 2 to the consolidated financial statements).

                               VIVENDI UNIVERSAL

                           CONSOLIDATED BALANCE SHEET

                                                                       DECEMBER 31,
                                                            -----------------------------------
                                                              2000        1999(1)       1999
                                                            ---------    ---------    ---------
                                                                  (IN MILLIONS OF EUROS)
ASSETS
GOODWILL, NET.............................................   47,132.5     10,388.6     10,388.6
OTHER INTANGIBLE ASSETS, NET..............................   20,180.1     11,256.4      8,681.9
Property, plant and equipment.............................   25,670.8     26,569.1     26,569.1
Publicly-owned utility networks...........................    5,660.9      3,985.8      3,985.8
Accumulated depreciation..................................  (11,342.9)   (10,577.5)   (10,577.5)
                                                            ---------    ---------    ---------
PROPERTY, PLANT AND EQUIPMENT, NET........................   19,988.8     19,977.4     19,977.4
Investments accounted for using the equity method.........    9,176.5        781.9        781.9
Investments accounted for using the cost method...........    1,000.3      2,415.6      2,415.6
Portfolio investments held as fixed assets (securities)...    3,264.2        534.4        534.4
Portfolio investments held as fixed assets (others).......   11,836.9      2,561.1      2,561.1
                                                            ---------    ---------    ---------
FINANCIAL ASSETS..........................................   25,277.9      6,293.0      6,293.0
                                                            ---------    ---------    ---------
TOTAL LONG-TERM ASSETS....................................  112,579.3     47,915.4     45,340.9
Inventories and work-in-progress..........................    3,219.5      4,348.3      4,900.3
Accounts receivable.......................................   23,149.7     22,164.1     22,391.7
Short-term loans..........................................    1,170.6      3,041.2      3,035.6
Cash and cash equivalents.................................    3,271.4      2,861.8      2,861.8
Other marketable securities...............................    7,347.4      4,282.9      4,246.7
                                                            ---------    ---------    ---------
TOTAL CURRENT ASSETS......................................   38,158.6     36,698.3     37,436.1
                                                            ---------    ---------    ---------
TOTAL ASSETS..............................................  150,737.9     84,613.7     82,777.0
                                                            =========    =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital.............................................    5,944.5      3,276.1      3,276.1
Additional paid-in capital................................   27,913.4      4,350.8      4,350.8
Retained earnings.........................................   22,817.2      3,149.6      3,265.3
                                                            ---------    ---------    ---------
TOTAL SHAREHOLDERS' EQUITY................................   56,675.1     10,776.5     10,892.2
MINORITY INTEREST.........................................    9,787.4      3,754.5      4,052.4
DEFERRED INCOME...........................................    1,560.1      1,306.4      1,306.4
RESERVES AND ALLOWANCES...................................    5,945.8      6,704.2      6,883.3
SUBORDINATED DEBT.........................................      150.1        178.3        178.3
Non-recourse project financing............................         --      1,193.0      1,193.0
Other financial long-term debt............................   23,804.1     17,861.7     17,861.7
                                                            ---------    ---------    ---------
LONG-TERM DEBT............................................   23,804.1     19,054.7     19,054.7
OTHER LONG-TERM LIABILITIES...............................    6,337.2      4,251.2      1,560.2
TOTAL LONG-TERM LIABILITIES...............................  104,259.8     46,025.8     43,927.5
Accounts payable..........................................   31,626.6     23,565.6     23,832.1
Bank overdrafts and other short-term borrowings...........   14,851.5     15,022.3     15,017.4
TOTAL CURRENT LIABILITIES.................................   46,478.1     38,587.9     38,849.5
                                                            ---------    ---------    ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................  150,737.9     84,613.7     82,777.0
                                                            =========    =========    =========

        The accompanying notes are an integral part of these statements.

(1) Restated to give effect to changes in accounting policies (see Note 2 to the consolidated financial statements).

                               VIVENDI UNIVERSAL

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                     ADDITIONAL
                                            SHARE     PAID-IN     RETAINED     NET      SHAREHOLDERS'
                                           CAPITAL    CAPITAL     EARNINGS    INCOME       EQUITY
                                           -------   ----------   --------   --------   -------------
                                                             (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31, 1997.............  2,043.5     3,237.3       743.8      822.1      6,846.7
Changes in accounting methods............                           (226.8)                 (226.8)
                                           -------    --------    --------   --------     --------
RESTATED BALANCE AT DECEMBER 31, 1997....  2,043.5     3,237.3       517.0      822.1      6,619.9
Net income for the year 1998.............                                     1,120.8      1,120.8
Foreign currency translation
  adjustment.............................                           (168.7)                 (168.7)
Dividends paid and net income
  appropriation..........................                            516.2     (822.1)      (305.9)
Goodwill.................................               (579.0)                             (579.0)
Capital increase.........................    387.5       770.8                             1,158.3
Release of revaluation surplus and
  other..................................                             (5.2)                   (5.2)
                                           -------    --------    --------   --------     --------
BALANCE AT DECEMBER 31, 1998.............  2,431.0     3,429.1       859.3    1,120.8      7,840.2
Net income for the year 1999.............                                     1,431.4      1,431.4
Foreign currency translation
  adjustment.............................                            383.3                   383.3
Dividends paid and net income
  appropriation..........................                            707.3   (1,120.8)      (413.5)
Goodwill.................................             (4,310.3)                           (4,310.3)
Capital increase.........................    845.1     5,232.0                             6,077.1
Release of revaluation surplus and
  other..................................                           (116.0)                 (116.0)
                                           -------    --------    --------   --------     --------
BALANCE AT DECEMBER 31, 1999.............  3,276.1     4,350.8     1,833.9    1,431.4     10,892.2
Changes in accounting methods............                           (115.7)                 (115.7)
                                           -------    --------    --------   --------     --------
RESTATED BALANCE AT DECEMBER 31, 1999....  3,276.1     4,350.8     1,718.2    1,431.4     10,776.5
Net income for the year 2000.............                                     2,299.0      2,299.0
Foreign currency translation
  adjustment.............................                           (735.3)                 (735.3)
Dividends paid and net income
  appropriation..........................                            865.7   (1,431.4)      (565.7)
Goodwill.................................                781.0       (44.0)                  737.0
Capital increase.........................  2,668.4    22,781.6    18,792.0                44,242.0
Release of revaluation surplus and
  other..................................                            (78.4)                  (78.4)
                                           -------    --------    --------   --------     --------
BALANCE AT DECEMBER 31, 2000.............  5,944.5    27,913.4    20,518.2    2,299.0     56,675.1
                                           =======    ========    ========   ========     ========

        The accompanying notes are an integral part of these statements.

For periods presented prior to January 1, 1999, the consolidated financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the consolidated financial statements).

                               VIVENDI UNIVERSAL

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
                                                           -----------------------------------------------
                                                             2000        1999(1)       1999         1998
                                                           ---------    ---------    ---------    --------
                                                                       (IN MILLIONS OF EUROS)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income.............................................    2,299.0      1,434.6      1,431.4     1,120.8
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization........................    4,038.3      2,988.5      3,489.7     2,125.0
    Financial provisions.................................       91.7        163.0        162.9       298.0
    Gain on sale of property and equipment and financial
      assets, net........................................   (3,909.5)      (670.0)      (670.0)     (297.9)
    Undistributed earnings from affiliates, net..........      342.8         50.8         50.8        38.8
    Deferred taxes.......................................      231.1     (1,175.0)    (1,022.1)     (279.4)
    Minority interest....................................      624.9        170.0          5.3       212.2
    Net changes in current assets and liabilities:
    Prepaid, deferrals and accruals......................     (157.4)    (1,094.3)    (1,094.3)     (536.1)
    Other working capital................................   (1,046.7)    (1,096.0)      (944.3)      216.5
                                                           ---------    ---------    ---------    --------
    NET CASH PROVIDED BY OPERATING ACTIVITIES............    2,514.2        771.6      1,409.4     2,897.9
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment..............   (5,799.8)    (5,059.4)    (5,697.2)   (3,942.2)
  Proceeds from sale of property, plant and equipment....    2,821.9      1,092.1      1,092.1       191.7
  Purchase of investments................................   (3,132.7)   (11,971.6)   (11,971.6)   (2,228.9)
  Sale of investments....................................    3,786.8      2,704.5      2,704.5     2,532.7
  Purchase of portfolio investments......................      (69.3)      (716.4)      (716.4)     (168.1)
  Sale of portfolio investments..........................      302.1        673.3        673.3       579.3
  Disbursement on notes receivables......................     (253.7)    (1,121.0)    (1,121.0)     (522.1)
  Principal payment on notes receivables.................      793.5      1,841.8      1,841.8       192.1
  Net decrease (increase)in short-term financial
    receivables..........................................    3,912.8       (120.7)      (120.7)    1,421.2
  Purchase of treasury shares held as marketable
    securities...........................................   (2,455.7)    (1,401.8)    (1,401.8)     (288.7)
  (Purchases) sales of other marketable securities.......   (1,386.4)     1,161.0      1,161.0      (692.8)
                                                           ---------    ---------    ---------    --------
    NET CASH USED FOR INVESTING ACTIVITIES...............   (1,480.5)   (12,918.3)   (13,556.2)   (2,925.9)
CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in short-term borrowings.......    2,432.0      9,273.4      9,273.4    (1,384.2)
  Proceeds from issuance of borrowings and other
    long-term debt.......................................   16,369.9     11,695.6     11,695.6     2,850.7
  Principal payment on borrowings and other long-term
    debt.................................................  (21,923.4)    (9,899.6)    (9,899.6)   (1,042.4)
  Net proceeds from issuance of common stock.............    3,396.5      3,295.5      3,295.5       146.8
  Purchase of treasury stock.............................     (106.4)      (135.3)      (135.3)         --
  Cash dividends paid....................................     (799.9)      (483.8)      (483.8)     (348.3)
                                                           ---------    ---------    ---------    --------
    NET CASH (USED FOR) PROVIDED BY FINANCING
      ACTIVITIES.........................................     (631.3)    13,745.8     13,745.8       222.6
Effect of foreign currency exchange rate changes on cash
  and cash equivalents...................................        7.3         (1.5)        (1.5)       89.3
                                                           ---------    ---------    ---------    --------
CHANGE IN CASH AND CASH EQUIVALENTS......................      409.7      1,597.6      1,597.6       283.9
                                                           =========    =========    =========    ========
CASH AND CASH EQUIVALENTS:
  Beginning..............................................    2,861.8      1,264.1      1,264.1       980.2
  Ending.................................................    3,271.4      2,861.8      2,861.8     1,264.1
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash payments for:
    Interest.............................................    1,288.4        871.9        871.9       408.0
    Income taxes.........................................      228.9        369.5        369.5       140.8
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Acquisition:
    Purchase of affiliates by issuance of common stock...   28,809.2      2,225.2      2,225.2       923.1
    Issuance of common stock in settlement of note
      payable............................................    1,404.9        619.6        619.6       150.0

        The accompanying notes are an integral part of these statements.

For periods presented prior to January 1, 1999, the consolidated financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the consolidated financial statements).

(1) Restated to give effect to changes in accounting policies (see Note 2 to the consolidated financial statements).

                               VIVENDI UNIVERSAL

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF BUSINESS

     Vivendi Universal, also referred to herein as the company, is a societe anonyme organized under the laws of France. Vivendi Universal was created through the merger of Vivendi, The Seagram Company Ltd. and Canal Plus, also referred to herein as the Seagram/Canal Plus merger, that was completed in December 2000, and is the successor company to Vivendi. The company operates in two global core businesses: Media and Communications and Environmental Services. The Media and Communications business is divided into five business segments:
Music, Publishing, and TV & Film, which constitute its content businesses, and Telecoms and Internet, which constitute its access businesses. Integration and partnering of the Media and Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

  Content

     - The Music business is conducted through Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

     - The Publishing business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to personal data appliances (PDAs) via wireless application protocol (WAP) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services, and business and general information.

     - The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay television channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

  Access

     - The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

     - The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers.

     Vivendi Environnement, a 63 percent effectively-owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation Vivendi Universal has prepared its consolidated financial statements in accordance with accounting principles generally accepted in France (French GAAP). The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP. French GAAP differs in certain respects from accounting principles generally accepted in the United

States (U.S. GAAP). A description of these differences and their effects on net income and shareholders' equity is discussed in Note 16. The consolidated financial statements are presented in French GAAP format and incorporate certain modifications and additional disclosures designed to conform more closely to U.S. GAAP financial statements.

     Principles of Consolidation and Accounting for Investments The consolidated financial statements include the accounts of Vivendi Universal and its subsidiaries. All companies in which Vivendi Universal has legal or effective control are consolidated. The Company consolidates Cegetel and Canal Plus, in which it owns less than 50% of the voting shares. The Company has a direct and indirect ownership interest in Cegetel totaling 44%. Cegetel is consolidated because, through a shareholders agreement, the Company has a majority of the shareholder voting rights. The Company has a 49% direct ownership interest in Canal Plus. With respect to Canal Plus, the Company's control is derived from the facts that (i) Vivendi Universal has a majority of the Board of Directors, and (ii) the operational risks and rewards of Canal Plus are borne by Vivendi Universal. In addition, the Company only consolidates the subsidiary if no other shareholder or group of shareholders exercise substantive participating rights, which would allow those shareholders to veto or block decisions taken by the Company. The Company uses the equity method of accounting for its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these situations, the Company exercises significant influence over the operating and financial decisions of the subsidiary either
(a) through a disproportionate representation on the subsidiary's Board of Directors, e.g., the percentage of directors appointed to the board by the Company is greater than the percentage of its shareholding interest and those directors allow the Company to exercise significant influence, and (b) because there is no other shareholder with a majority voting ownership in the subsidiary, which is a consideration under French accounting principles to determine whether significant influence exists, or (c) because the Company exercises substantive participating rights, through shareholders agreements, that allow the Company to veto or block decisions taken by the subsidiary board. Significant investments in which Vivendi Universal has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method. The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies. For such entities, the Company records its proportionate interest in the balance sheet and income statement accounts. All other investments in affiliates which are not consolidated are accounted for at cost. Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date. All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of Vivendi Universal's interest in the company involved.

     Use of Estimates The preparation of the financial statements requires management to make informed estimates, assumptions and judgments, with consideration given to materiality, that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. For example, estimates are used in management's forecast of anticipated revenues in the TV & Film and Music businesses and in determining valuation allowances for long-lived assets and uncollectible accounts receivable, pension liabilities and deferred taxes. Actual results could differ significantly from these estimates.

  Foreign Currency Translation

          Introduction of the euro -- Since the introduction of the euro on January 1, 1999, the functional and reporting currency of Vivendi Universal has been the euro. Prior to this date, the functional and reporting currency of the Company was the French franc. Periods prior to January 1, 1999, have been restated from French francs into euros using the official fixed exchange rate of E1 = FF 6.55957. The restated financial statements depict the same trends as the financial statements previously prepared using the French franc. The restated financial statements will not be comparable to financial statements of other companies that report in euros and have restated prior periods from currencies other than the French franc.

          Translation of foreign subsidiaries' financial statements -- Financial statements of foreign subsidiaries whose functional currency is not the euro are translated into euros at applicable exchange rates. All assets and liability accounts are translated at the appropriate year-end exchange rate and all income and expense accounts are translated at the average exchange rate for the year. The resulting translation gains and losses are recorded in retained earnings. For subsidiaries operating in highly inflationary economies, the financial statements are translated into the stable currency of a country that has a similar economy. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into euros at the applicable exchange rates, and related translation gains or losses are recorded in retained earnings. Financial statements of subsidiaries located in countries that adopted the euro as their official currency are translated from the former national currencies to the euro at the official fixed exchange rates that were established on January 1, 1999, and are no longer subject to fluctuation.

          Foreign currency transactions -- Foreign currency transactions are converted into euros at the exchange rate on the transaction date. The resulting exchange losses are recorded in the current period earnings. Exchange gains or losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are recorded in retained earnings.

     Revenue Recognition Revenue is recorded when title passes to the customer or when services are rendered in accordance with contracts. Title passes to the customer when goods are shipped. Revenues relating to specific business segments are discussed in applicable sections of this footnote.

     Goodwill and Business Combinations All business combinations are accounted for as purchases or mergers. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. The amortization periods for goodwill range from 7 to 40 years in its Media and Communications businesses and from 20 to 40 years in its Environmental Services businesses.

     Certain significant acquisitions have been accounted for as mergers as permitted under French GAAP. Under this method, the assets and liabilities of the acquired company are accounted for at historical cost. Goodwill corresponds to the difference between the value of shares issued and the equity of ownership interests acquired, valued at historical cost.

     In accordance with French GAAP, for transactions where acquisitions are completed through issuance of capital, the portion of goodwill attributable to such proceeds may be charged to shareholders' equity, up to the amount of the related share premium.

     Other Intangible Assets Market share and editorial resources are not amortized (see accounting policies specific to the Media and Communications sector).

     Start-up costs relating to the implementation of new activities including pre-operating costs and film development rights, are amortized over their estimated useful life.

     Property, Plant and Equipment Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method, generally over the useful lives of 20 - 50 years for buildings and 3 - 15 years for equipment and machinery.

     Assets financed by leasing contracts that include a purchase option (known in France as "credit-bail") are capitalized and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included with depreciation and amortization expense.

     Valuation of Long-Lived Assets The carrying value of long-lived assets, including goodwill and other intangible assets, is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. Should impairment be indicated, a valuation allowance is established, based on estimated fair value.

  Financial Assets

     Investments accounted for using the cost method -- Investments in unconsolidated affiliates are carried at cost. Any negative difference between carrying value and fair value that is determined to be other than temporary is reserved.

     Portfolio investments held as fixed assets -- Portfolio and other investments include unlisted and listed equity securities of unconsolidated subsidiaries and long-term loans that are recorded at cost. When fair value is less than cost and is determined to be other than temporary, a valuation allowance may be provided. Estimated fair value is determined on the basis of Vivendi Universal's share of the equity of the companies concerned, adjusted to market value in the case of listed securities, and of their earnings growth prospects.

     Inventories and Work-In-Progress The Company values inventories according to the provisions of the French Commercial Code, either on a first-in-first-out or a weighted average cost basis. Inventories are stated at the lower of cost or net realizable value.

     Deferred Taxes Deferred tax assets are recognized for deductible temporary differences, net tax operating loss carryforwards and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

     Cash, Cash Equivalents and Marketable Securities Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase and are stated at cost which approximates their fair value.

     Marketable securities include Vivendi Universal treasury shares and other highly liquid investments. Vivendi Universal treasury shares are classified as marketable securities when they are acquired in open market transactions or in connection with stock options granted to directors and employees. Treasury shares held for other reasons are recorded as an offset to shareholders' equity. Marketable securities are carried at cost, and a valuation allowance is provided if the fair value is less than the carrying value.

     Pension Plans Vivendi Universal has several pension plans that cover substantially all employees. Vivendi Universal determines its pension obligations using the projected unit credit method. This method considers the probability of personnel remaining with Vivendi Universal until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

     Vivendi Universal's employees in France and most other European countries are eligible for severance pay pursuant to applicable law immediately upon termination. Vivendi Universal reserves for such employees' termination liabilities using the projected unit credit method.

     Stock Based Compensation Vivendi Universal has adopted stock option incentive plans that grant options on its common shares to certain directors, officers and other managers. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Company's performance on a long-term basis. Shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. Treasury shares that are held by the Company to fulfill its obligations under stock options granted have been recorded in the balance sheet as marketable securities and are carried at the lower of their historical cost or fair value. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

     The Company also maintains employee stock purchase plans that allow substantially all full-time employees of Vivendi Universal and certain of its subsidiaries to purchase shares of Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees for a five-year period.

     Derivative Financial Instruments The Company manages certain of its financial risks by using derivative financial instruments that qualify as hedges.

     The Company primarily uses interest rate swaps and caps to manage interest rate risks relating to its funding costs. The goal of these swaps is, depending on the circumstances involved, to modify from fixed to floating rates and from floating to fixed as well as to modify the underlying index on floating rate debt. The goal of the interest caps is to limit the upside risk relating to floating rate debt. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred.

     The Company uses currency swaps and forward exchange contracts to manage its foreign currency risk. Forward exchange contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

     Other derivative financial instruments are used by the Company to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates.

     Any financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value in other current assets or liabilities and the profit or loss relating to the periodic change in fair value is recorded as income or expense in the current period.

     Research and Development The Research and Development costs are expensed as incurred.

     Accounting for Internal Use Software Direct internal and external costs incurred to develop computer software for internal use are capitalized during the application development stage and otherwise expensed. Such costs are amortized over their useful life. Policies applied by specific sectors are discussed in applicable sections of this Note.

     Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Such costs are charged as expenses as they are incurred. The technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications. The period between establishing the technological feasibility and the generation of a working model of the software to be marketed is not material. Therefore, the Company expenses all costs relating to external use software.

     Advertising Costs The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of the Company's corporate name have been capitalized and amortized over 3 years.

     Earnings Per Share Earnings per share is based on net income after taxes divided by the weighted average number of common shares outstanding.

  Accounting Policies Specific to the Media & Communications Businesses

     TV & Film segment -- Revenue from broadcast advertising is recognized when commercials are aired. Revenue from television subscription services related to cable and satellite programming services is recognized as the services are provided. Revenue from the theatrical distribution of motion pictures is recognized when the motion pictures are exhibited.

     Film and television rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Television broadcast programming licenses and rights and related liabilities are recorded at the contractual price when the screening certificate is obtained or from the signature date of the contract, if later. Films and television production costs are expensed based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources on an individual production basis. Revenue estimates are reviewed periodically and amortization is adjusted accordingly. Film costs, net of amortization, are classified as other intangible assets.

     Television network and station rights for theatrical movies and other long-term programming are charged to expense primarily on the usage of programs. Multi-year sports rights are charged to expense over the term of the contract.

     Estimates of total gross revenues and costs can change significantly due to a variety of factors, including the level of market acceptance of the film and television products, advertising rates and subscriber fees. Accordingly, revenue and cost estimates are reviewed periodically and the related asset amortization is adjusted prospectively, if necessary. Such adjustments could have a material effect on results of operations in future periods.

     In order to effectively manage its capital needs and costs in the film business, Vivendi Universal may utilize a variety of arrangements, including co-production, insurance, contingent profit participation and the sale of certain distribution rights. In connection with its review of capital needs and costs, the Company has entered into an agreement with an independent third-party to sell substantially all completed feature films produced over the period
1997 - 2000. Films under the agreement are sold at its cost and no revenue or expense from the initial sale of the films is recognized. The company distributes these films and maintains an option to reacquire the films at fair value, based on a formula considering the remaining estimated total gross revenues, net of costs, at the time of reacquisition. No films have been reacquired as of December 31, 2000. Following the sale to the third-party, Vivendi Universal accrues participations due to the third-party in the same manner that the company has historically amortized film costs under Financial Accounting Standard (SFAS) No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. As a distributor, the company has recorded, in its statement of income, the revenues received from and operating expenses related to the films in all markets where Vivendi Universal bears financial risk for film performance, and, in interest, net and other expense, certain other costs relating to the agreement.

     Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

     Publishing segment -- Revenue in the publishing segment is comprised of magazine advertising revenue which is earned when the advertisement runs and publication subscription revenue which is recognized over the term of the subscription on a straight-line basis. In addition, revenue in this segment is generated from book and software sales which is recognized when legal title to goods transfers upon shipment to the retailer.

     Music segment -- Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized upon shipment to third parties. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

     Telecoms segment -- Revenue from the telecommunication segment are recognized when the services are provided. Telecommunication subscription revenue fees are deferred and recognized over the contract term, generally 12 months. Prepaid telecommunication fees are deferred and recognized when minutes are used.

     Discounts granted to customers represent mobile purchase incentives (service credit for twelve months) and discounts on packs (mobile granted access to Societe Francaise du Radiotelephone (or SFR) flat-rate tariff including connection). These discounts are treated as a reduction in revenue, and are spread over twelve months from the date the line is put into service.

     Internet segment -- Website development costs are expensed as incurred.

  Accounting Policies Specific to the Environmental Services Business

     Public Service Contracts -- Vivendi Universal holds public service contracts according to which the company is granted the obligation to manage and maintain facilities owned and financed by local authorities. Revenue relating to these contracts is recognized when services are rendered.

     Facilities operated by the company are generally financed by local authorities and remain their property throughout the contract period. Individual facilities financed by the Company as a consequence of specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any, on the shorter of their economic useful lives or the contract's term. Whenever the contract's term is shorter than the economic useful life of the asset, such depreciation is classified as a liability as a financial depreciation.

     Vivendi Universal generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. Corresponding repair and maintenance costs are expensed as incurred, except for some investments in joint ventures where these costs are accrued in advance.

     Fees incurred to obtain a contract and paid upfront are capitalized and amortized on a straight line basis over the duration of the contract.

  Landfill Capitalization and Depletion

     Landfill sites are carried at cost and amortized ratably using the units of production method over the estimated useful life of the site as the airspace of the landfill is consumed. Landfill costs include capitalized engineering and other professional fees paid to third parties incurred to obtain a disposal facility permit. When the company determines that the facility cannot be developed or the likelihood of grant of the permit cannot be determined before its final authorization, as it is the case in France and the United Kingdom, these costs are expensed as incurred.

  Landfill Closure and Post-closure Costs

     Vivendi Universal has financial obligations relating to closure and post-closure costs and the remediation of disposal facilities it operates or for which it is otherwise responsible.

     Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring, and other monitoring and maintenance to be incurred after the site discontinues accepting waste. The company accrues a reserve for these estimated future costs pro rata over the estimated useful life of the sites.

     Accruals for environmental remediation obligations are recognized when such costs are probable and reasonably estimable.

     These liabilities are classified as reserves and allowances.

  Change in Accounting Principles

NEW ACCOUNTING PRONOUNCEMENTS IN FRANCE

     A new set of accounting standards set forth by the "Comite de la Reglementation Comptable" in April 1999, covering the consolidation methodologies applicable to consolidated financial statements, is effective for fiscal years beginning on or after January 1, 2000. Accordingly, Vivendi Universal adopted the following new principles for fiscal year 2000:

     - Revenues and expenses of subsidiaries' financial statements denominated in a currency different from euros, which were previously translated at the year-end exchange rate, are now translated at the average exchange rate during the period. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E16.3 million.

     - Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings. The cumulative effect of this change in accounting principle would have increased net income as of December 31, 1999 by E107.4 million.

OTHER CHANGES

     In addition, as of January 1, 2000, Vivendi Universal adopted the following new accounting principles in order to more closely align the company's accounting policies to U.S. GAAP:

     - Subscriber acquisition costs, which were previously spread over 12 months from the date the line was put into service, are now charged to expense. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E87.7 million.

     - Broadcasting rights acquired by Canal Plus are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000 and 1999. Total assets increased by E2.0 billion (most of which related to intangible assets) and total liabilities and shareholders' equity increased by the same amount.

     Restated 1999 financial statements have been presented in order to facilitate comparability of annual financial statements.

     Reclassifications Certain prior period amounts in the financial statement notes have been reclassified to conform with the current year presentation.

NOTE 3 SIGNIFICANT TRANSACTIONS/BUSINESS COMBINATIONS

MERGER OF VIVENDI, SEAGRAM AND CANAL PLUS

     On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the Vivendi/Seagram/Canal Plus merger included:

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law. In Vivendi Universal's combination with Seagram, holders of Seagram common shares (other than those exercising dissenters' rights) received 0.80 Vivendi Universal American Depositary Shares (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held.

     - Vivendi merger with Canal Plus: Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and kept their existing shares in Canal Plus, which retained the French premium pay television channel business.

     - Vivendi Universal accounted for the Vivendi/Seagram/Canal Plus merger using the purchase method of accounting for business combinations.

  Seagram

     Allocation of Purchase Price Vivendi Universal has performed a preliminary purchase price study related to the Vivendi/Seagram/Canal Plus merger in order to assess and allocate the purchase price among tangible and intangible assets acquired and liabilities assumed, based on fair values at the transaction date. The final allocation of purchase price, which will be completed within one year of the completion of the Vivendi/Seagram/Canal Plus merger, is not expected to differ significantly from the following:

MILLIONS OF EUROS
-----------------
Identifiable intangible assets..............................   8,785
Investment in USA Networks, Inc. ...........................   5,904
Net assets of spirits & wine................................   8,759
Goodwill....................................................  25,345
Net debt....................................................  (8,921)
Deferred taxes..............................................  (6,253)
All other, net..............................................  (1,054)
                                                              ------
                                                              32,565
                                                              ======

     Intangible Assets Identifiable intangible assets consist of music catalogs, artists' contracts, music publishing assets, distribution networks, customer relationships and international television networks. Acquired music catalogs, artists' contracts and music publishing assets are amortized over periods ranging from 14 to 20 years and other intangibles are amortized over a 40-year period, on a straight-line basis. Goodwill is the excess of purchase price over the fair value of assets acquired and liabilities assumed, and is amortized on a straight-line basis over a 40-year period.

     Accrual for Exit Activities In connection with the integration of Vivendi, Seagram and Canal Plus, management developed a formal exit activity plan that was committed to by management and communicated to employees shortly after the merger was consummated. The accrual for exit activities consists principally of facility elimination costs, including leasehold termination payments and incremental facility closure costs, contract terminations, relocation costs and the severance of approximately 100 employees, related to the acquired companies.

     Plans to Dispose of Seagram's Spirits and Wine Business In connection with the Vivendi/Seagram/ Canal Plus merger, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its Spirits and Wine business for U.S.$8.15 billion, an amount that is expected to result in approximate after-tax proceeds of U.S.$7.7 billion. The sale is expected to close during 2001 and is subject to regulatory approvals and customary closing conditions. There is no assurance that such conditions will be satisfied. Vivendi Universal accounts for the Spirits and Wine business on a single line as a component of exceptional items.

CANAL+

     The details of the acquisition of CANAL+ are as follows:

                     MILLIONS OF EUROS
                     -----------------
Fair value of net tangible and intangible assets acquired...      (7)
Purchase price..............................................  12,537
                                                              ------
Goodwill....................................................  12,544
                                                              ------
Goodwill recorded as an asset...............................  12,544

     Prior to the merger with Vivendi and Seagram, Vivendi Universal acquired control of Canal Plus in September 1999, through the acquisition of an additional 15% of the outstanding shares and increased its ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999.

     Goodwill arising from these transactions is amortized over a 40 year period.

     Plans to Dispose of Vivendi's Interest in BSkyB In connection with the European Commission's approval of the Vivendi/Seagram/Canal Plus merger pursuant to the relevant European merger regulations, Vivendi Universal has to divest its investment in BSkyB within a period of two years from the completion of the merger transactions. Pursuant to the requirement, BSkyB has been accounted for using the cost method since September 30, 2000.

     Havas Interactive In January 1999, Vivendi Universal acquired 100% of the outstanding shares of Cendant Software (renamed Havas Interactive), a U.S. based software development company which produces games and educational CD-ROM. The transaction was accounted for as a purchase. Vivendi Universal made a payment of E678 million in exchange for the shares of Havas Interactive. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...  396
Purchase price..............................................  678
                                                              ---
Goodwill....................................................  282
                                                              ---
Goodwill recorded as an asset...............................  282

     Goodwill recorded as an asset arising from this transaction is being amortized over 10 years.

     US Filter In April 1999, Vivendi Universal acquired 100% of the outstanding shares of US Filter, a U.S. based water treatment and equipment manufacturing company. The transaction was accounted for as a purchase. Vivendi Universal paid E5,801 million in cash and financed the transaction through the issuance of Vivendi Universal bonds and common shares. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...  1,224
Purchase price..............................................  5,801
                                                              -----
Goodwill....................................................  4,577
                                                              -----
Goodwill recorded as an asset...............................  1,801
Goodwill charged to shareholders' equity....................  2,776

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

     Scoot.com In April and July 2000, Vivendi Universal acquired 22.4% of Scoot.plc. The transaction was accounted for as a purchase, for an amount of E443 million. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...   84
Purchase price..............................................  443
                                                              ---
Goodwill....................................................  359
                                                              ---
Goodwill recorded as an asset...............................  359

     I-France In March 2000, Vivendi Universal acquired 100% of I-France. The transaction was accounted for as a purchase for an amount of E149 million. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...    3
Purchase price..............................................  149
                                                              ---
Goodwill....................................................  146
                                                              ---
Goodwill recorded as an asset...............................  146

     UTI In January 2000, Vivendi Telecom International (or VTI) a wholly owned direct subsidiary of Vivendi Universal, acquired 100% of the outstanding shares of United Telecom International (or UTI), a

Hungarian Telecommunications Company. The transaction was accounted for as a purchase, and the price paid was E130 million. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...    8
Purchase price..............................................  130
                                                              ---
Goodwill....................................................  122
                                                              ---
Goodwill recorded as an asset...............................  122

     Pro Forma Financial Information The unaudited condensed pro forma income statement data presented below illustrates the effect of the Vivendi/Seagram/Canal Plus merger (excluding the results of the acquired Seagram Spirits and Wine business which is held for sale), the consolidation of CANAL+ on a twelve month basis and the divestiture of Vinci, as if the transactions had occurred at the beginning of 1999. The pro forma information is not necessarily indicative of the combined results of operations of Vivendi Universal that would have occurred if the transactions had occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the company.

                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------
MILLIONS OF EUROS                                            2000          1999
-----------------                                         ----------    ----------
Pro Forma Revenue.......................................   52,521.2      44,000.5
Pro Forma Operating income..............................    3,143.4       1,869.1

NOTE 4 INVESTMENTS

  Investments Accounted for Using the Equity Method

                                                                       AT DECEMBER 31,
                                                  ---------------------------------------------------------
                                                                   PROPORTIONATE      PROPORTIONATE SHARE
                                                    INTEREST      SHARE OF EQUITY     OF NET INCOME (LOSS)
                                                  -------------   ----------------   ----------------------
                                                  2000    1999     2000      1999     2000    1999    1998
                                                  -----   -----   -------   ------   ------   -----   -----
                                                                      MILLIONS OF EUROS
USANi LLC............................  (10)(11)   48.60%   0.00%  5,310.0       --       --      --      --
Elecktrim Telekomunikacja SP.........       (1)   49.00%   0.00%  1,148.7       --    (30.5)     --      --
Sithe Energies.......................       (2)   34.21%   0.00%    820.5       --       --      --      --
UC Development Partners..............      (11)   50.00%   0.00%    395.5       --       --      --      --
Telecom Developpement................             49.90%  49.90%    268.6    241.4     27.2    (1.1)  (17.1)
Universal Studios Florida............      (11)   50.00%   0.00%    141.9       --       --      --      --
Port Aventura........................      (11)   37.00%   0.00%     95.6       --       --      --      --
Realia Business SA...................       (3)   23.31%   0.00%     89.8       --     15.0      --      --
Xfera Moviles........................             26.21%   0.00%     74.6       --     (6.2)     --      --
UGC..................................             39.34%  39.34%     73.4     71.1     (1.7)    0.4     0.6
Philadelphia Suburban................      (10)   17.02%  15.87%     73.1     55.0     10.5     5.4     3.2
Universal Studios Japan..............      (11)   24.00%   0.00%     69.9       --       --      --      --
Scoot Com PLC........................             22.40%   0.00%     65.4       --    (15.0)     --      --
UCG CineCite.........................             16.86%  19.44%     63.7     52.0     (2.5)    0.3      --
Domino...............................             30.00%   0.00%     57.4       --      8.4      --      --
South Staffordshire..................      (10)   31.74%  32.71%     54.3     47.0     10.6    10.1     7.7
Vizzavi Europe.......................             50.00%   0.00%    (43.8)      --    (44.2)     --      --
Societe Financiere de Distribution
  (SFD)..............................             49.00%   0.00%    (47.0)      --    (37.1)     --      --
Canal Plus...........................       (4)     N/A     N/A       N/A      N/A      N/A     N/A    (9.6)
Havas Advertising....................       (5)     N/A   19.71%      N/A    127.8      N/A    11.3    13.6
Cofiroute............................       (6)     N/A   31.13%      N/A    105.0      N/A    26.0    21.4
British Sky Broadcasting.............       (7)     N/A   23.36%      N/A   (250.0)     N/A   (13.7)     --
Canal+ DA............................       (8)     N/A     N/A       N/A      N/A       --      --    (0.2)
Magyar Telecom.......................       (8)     N/A     N/A       N/A      N/A       --      --    (1.5)

                                                                       AT DECEMBER 31,
                                                  ---------------------------------------------------------
                                                                   PROPORTIONATE      PROPORTIONATE SHARE
                                                    INTEREST      SHARE OF EQUITY     OF NET INCOME (LOSS)
                                                  -------------   ----------------   ----------------------
                                                  2000    1999     2000      1999     2000    1999    1998
                                                  -----   -----   -------   ------   ------   -----   -----
                                                                      MILLIONS OF EUROS
Consumers Water......................               N/A     N/A       N/A      N/A       --      --     2.5
Audiofina............................                --      --        --       --       --      --    10.4
Other................................       (9)     N/A     N/A     464.9    332.6   (152.7)   (5.8)   11.5
                                                                  -------   ------   ------   -----   -----
Total per balance sheet..............                             9,176.5    781.9   (218.2)   32.9    42.5
                                                                  =======   ======   ======   =====   =====

Companies exiting consolidation scope
  in 2000:(*)
  British Sky Broadcasting...........                                                (118.9)
  Nexity.............................                                                  17.5
  Vinci..............................                                                  13.3
                                                                                     ------
  Total per income statement.........                                                (306.3)
                                                                                     ------

---------------
 (*) These companies have been deconsolidated as of December 31, 2000.

 (1) The main shareholder is Elecktrim.

 (2) This company was consolidated during 2000 until December 31, 2000, at which time Vivendi Universal's interest was reduced to 34.21%.

 (3) Since the beginning of the year, FCC's Real Estate was consolidated by the equity method due to the constitution of the new company Realia Business SA (47.57 % FCC -- 52.43 % Caja Madrid). In 1999, this activity was consolidated.

 (4) Vivendi Universal acquired an additional 15% of the capital stock of Canal Plus in September 1999, bringing Vivendi Universal's total equity interest to 49%. Canal Plus was consolidated beginning October 1, 1999, due to the acquisition of effective control.

 (5) Due to operation on its capital stock (mainly issue of shares exchanged against Snyder shares), Havas Advertising was accounted for using the cost method; the company's interest rate at December 31, 2000 was 11.36%, versus 19.71% in 1999.

 (6) During 2000, Cofiroute (a subsidiary of Vinci) is no longer consolidated by the Equity method because of Vinci's exiting consolidation scope.

 (7) British Sky Broadcasting has been accounted for using the cost method since September 30, 2000. Proportionate share of net loss for the first nine months was E118.9 million.

 (8) Magyar Telecom and Canal + DA were consolidated in 1999.

 (9) Other investments consists of various entities accounted for using the equity method whose proportionate share of equity is under E40 million at December 31, 2000.

(10) The December 31, 2000 quoted market price for these investments, which are publicly listed, are as follows: USA Networks, Inc.: E5,894.2 million, Philadelphia Suburban: E217.7 million, South Staffordshire: E128.8 million.

(11) Entities acquired in connection with the acquisition of Seagram in December 2000.

     Dividends received from the equity affiliates amount to E36.5 million in 2000, E83.7 million in 1999, and E81.3 million in 1998.

     Summarized financial information for equity method investees is as follows:

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                                                                2000        1999        1998
                                                              --------    --------    --------
                                                                     MILLIONS OF EUROS
BALANCE SHEET DATA
Long-term assets............................................  23,201.9     5,237.1
Current assets..............................................   3,936.9     4,830.7
                                                              --------    --------
Total assets................................................  27,138.8    10,067.8
                                                              --------    --------
Shareholders' equity........................................  13,291.5     1,047.5
Current liabilities.........................................   5,286.9     4,937.0
Non current liabilities.....................................   8,560.4     4,083.3
                                                              --------    --------
Total liabilities and shareholders' equity..................  27,138.8    10,067.8
                                                              --------    --------
INCOME STATEMENT DATA
Net revenue.................................................   2,643.7     8,242.2    11,232.2
Operating income............................................     180.9      (284.7)      755.6
Net income (loss)...........................................     (26.3)     (446.2)      209.1

  Investments accounted for using the cost method

                                                                    AT DECEMBER 31,
                                                       ------------------------------------------
                                                                    2000                   1999
                                                       -------------------------------    -------
                                                        GROSS     ALLOWANCE      NET        NET
                                                       -------    ---------    -------    -------
                                                                   MILLIONS OF EUROS
Havas Advertising(1).................................    340.4                   340.4
Fovarosi Csatomazasi Muvek
  Reszvenytarsasag(2)(3)(4)..........................     76.2                    76.2       37.8
Genova Acque.........................................     38.3                    38.3
Apa Nova Bucaresti(2)(3).............................     35.0                    35.0
People PC(2).........................................     27.2      (15.0)        12.2
Misrfone.............................................     22.5                    22.5       22.5
Generale de Transport et d'Industrie.................     21.5                    21.5
Elektrim Telekomunikacja SP Zoo(5)...................                                     1,209.2
Canal Satellite(6)...................................                                       304.0
Mediaset SpA(7)......................................                                       143.6
Television Holding SA................................                                        85.7
Domino(5)............................................                                        59.3
Csatorna Uzemeltetesi Holding Reszvenyta(5)..........                                        40.0
Mitteldeutsche Wasserversorgungsgeselt(5)............                                        34.2
Norsk Gjenvinning(5).................................                                        29.2
CGEA Bresil(5).......................................                                        23.7
@viso(5).............................................                                        20.1
Other(8).............................................    708.6     (254.4)       454.2      406.3
                                                       -------     ------      -------    -------
Total................................................  1,269.7     (269.4)     1,000.3    2,415.6
                                                       -------     ------      -------    -------

---------------
(1) The December 29, 2000 quoted market price for Havas Advertising is E461.1 million.

(2) Companies acquired or created at the end of 2000.

(3) Companies consolidated in 2001.

(4) 12.5% additional acquisition in 2000.

(5) Companies consolidated in 2000.

(6) Investment sales to Lagardere Group in 2000.

(7) During 2000, Mediaset SpA shares were exchanged against Mediaset obligation debt for around E102 million, the remaining amount is accounted in marketable securities.

(8) Other investments whose gross book value is under E20 million.

  Portfolio investments

     Other portfolio investments held as fixed assets are detailed as follows:

                                                                         AT DECEMBER 31,
                                   -------------------------------------------------------------------------------------------
                                                       2000                                           1999
                                   ---------------------------------------------   -------------------------------------------
                                               GROSS        GROSS      ESTIMATED             GROSS        GROSS      ESTIMATED
                                             UNREALIZED   UNREALIZED     FAIR              UNREALIZED   UNREALIZED     FAIR
                                    COST       GAINS        LOSSES       VALUE     COST      GAINS        LOSSES       VALUE
                                   -------   ----------   ----------   ---------   -----   ----------   ----------   ---------
                                                                        MILLIONS OF EUROS
British Sky Broadcasting(1)......  1,232.8    4,946.4                   6,179.2
Dupont(2)........................    853.3                                853.3
USAi Common and class B
  Shares(2)(3)...................    571.8                                571.8
Saint-Gobain.....................    124.1      103.9                     228.0    119.2     130.7           --         249.9
Facic(4).........................    181.2        4.3                     185.5    185.1        --           --         185.1
Alcatel..........................                                            --    145.1     298.8           --         443.9
Eiffage..........................     56.6                   (16.9)        39.7     56.6        --        (14.0)         42.6
Societe Generale.................                                            --       --        --           --            --
Others (with unit book value of
  under 40 million)..............    261.4       21.2        (93.2)       189.4     49.0      64.3         (6.6)        106.7
                                   -------    -------       ------      -------    -----     -----        -----       -------
Total gross amount...............  3,281.2    5,075.8       (110.1)     8,246.9    555.0     493.8        (20.6)      1,028.2
Valuation allowance..............    (17.0)                   17.0           --    (20.6)       --         20.6            --
                                   -------    -------       ------      -------    -----     -----        -----       -------
Total net amount.................  3,264.2    5,075.8        (93.1)     8,246.9    534.4     493.8           --       1,028.2
                                   -------    -------       ------      -------    -----     -----        -----       -------

---------------
(1) 4.17% of the BSkyB common shares outstanding is accounting in marketable securities for the repayment of the convertible debts.

(2) The fair values of the investments in Dupont and USAi common stock approximated their book values at December 31, 2000 due to the fair value allocation of the purchase price to these assets related to the acquisition of Seagram.

(3) 18.2 million shares of common stock of USAi which had a book value of E425.6 million and 13.4 million shares of USAi Class B common stock with a book value of E146.2 million.

(4) One of the parent companies of Washington Baltimore.

                                                             AT DECEMBER 31,
                                                           -------------------
                                                             2000       1999
                                                           --------    -------
                                                            MILLIONS OF EUROS
Unlisted investments.....................................   9,064.8      417.8
Long term loans..........................................   2,088.6    1,350.5
Other....................................................     760.8      918.8
                                                           --------    -------
                                                           11,914.2    2,687.1
Valuation allowance......................................     (77.3)    (126.0)
                                                           --------    -------
Total net amount.........................................  11,836.9    2,561.1
                                                           --------    -------

     Unlisted investments consist mainly of net assets related to Seagram's Spirit and Wine branch for an amount of E8,759 million, of bonds for an amount of E120.5 million and of mutual fund shares for an amount of E27.7 million, at December 31, 2000.

     Long-term loans relate mainly to Vivendi Universal for an amount of E703 million, Real Estate operations for an amount of E455 million as of December 31, 2000 and to environment companies, for an amount of E356 million as of December 31, 2000.

     Other investments consist mainly of loans by CANAL+ and US Filter and bond discount related to Vivendi Environnement.

  Investments Accounted for Using the Proportionate Consolidation Method

     Investments accounted for using the proportionate consolidation method represent companies in which Vivendi Universal and other shareholders have agreed to exercise joint control over significant financial and operating policies.

     Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows:

                                                                     AT DECEMBER 31,
                                                              -----------------------------
                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                    MILLIONS OF EUROS
BALANCE SHEET DATA
Non-current assets..........................................  5,276.0    4,324.6
Current assets..............................................  2,179.6    2,835.7
                                                              -------    -------
Total assets................................................  7,455.6    7,160.3
                                                              -------    -------
Shareholders' equity........................................  2,095.4    1,878.6
Minority interests..........................................    278.5      244.1
Financial debt..............................................  1,829.8    1,557.4
Reserves and other liabilities..............................  3,251.9    3,480.2
                                                              -------    -------
Total liabilities and shareholders' equity..................  7,455.6    7,160.3
                                                              -------    -------
INCOME STATEMENT DATA
Net sales...................................................  3,055.2    2,508.5    1,401.7
Operating income............................................    354.0      222.8      103.8
Net income..................................................    171.4       80.2       46.1

NOTE 5 SHAREHOLDERS' EQUITY

     During 1998, Vivendi Universal issued 6,370,689 shares with a value of E205.5 million in connection with its obligations under the employee stock purchase plan and stock option plans, and 647,139 shares valued at E29.6 million in connection with conversion of bonds and exercise of warrants. In addition, it issued 69,236,562 shares valued at E923.2 million in connection with the acquisition of Havas. Goodwill of E579.0 million arising from this transaction was recorded in additional paid-in capital. The cumulative effect due to the change in accounting principles as of January 1, 1998 was E(226.8) million. This net amount includes E(170.6) million due to the change in accounting related to capital leases and E(56.2) million due to the change in pension accounting.

     During 1999, Vivendi Universal issued 45,505,197 shares for a total of E2,681.0 million for the exercise of subscription options. In addition, it issued 25,747,392 shares with a value of E522.0 million relating to the acquisition of Pathe. Vivendi Universal also issued 4,254,300 shares with a value of E325.0 million relating to the acquisition of BSkyB, and 17,500,000 shares with a value of E1,373.0 million relating to the acquisition of Canal Plus shares from Richemont. Lastly, the company issued 9,813,432 shares with a value of E524.0 million in connection with its obligations under the employee stock purchase plan and stock option plans, and issued 19,712,100 shares valued at E652.0 million relating to the conversion of bonds and warrants. Goodwill totaling E4,310.3 million arising from business combinations was recorded in additional paid-in capital in 1999.

     During 2000, Vivendi Universal issued 319,531,416 shares for a total of E32,445.1 million in relation with the Seagram merger. In addition, the company issued 130,638,208 shares with a value of E12,394.5 million relating to the acquisition of CANAL+. The company also issued 36,391,248 shares due to the conversion of Sofiee shares into Vivendi Universal shares. The company also canceled 12,585,720 shares with a value of E(1,244.6) million relating to the treasury stock. Vivendi Universal also issued 10,388,230 shares with a value of E611.1 million in connection with its obligation under the employee stock purchase plan and stock options plan; and issued 796,893 shares valued at E35.9 million relating to the conversion of bonds and warrants. Lastly, goodwill totaling E737 million -- arising from business combinations and previously recorded in additional paid-in capital-has been reversed following the disposition of BSkyB, Vinci, Nexity and 34% of Multithematiques.

     Vivendi Universal's consolidated and unconsolidated subsidiaries have certain restrictions on the distribution of net equity. These restrictions mainly concern French companies where, pursuant to French law, they are legally required to reserve a minimum of 5% of its annual net income within the retained earnings account. This minimum contribution is not required once the reserve equals 10% of the aggregate nominal share capital. The legal reserve is distributable only upon liquidation. At December 31, 2000, the parent company has reserved a total of E82.2 million, which represents 1.4% of the aggregate share capital of E5,944.5 million.

     On May 2, 1997, Vivendi Universal issued 130,359,688 warrants to its shareholders. The warrants grant the holder the right to receive shares of Vivendi Universal at a predetermined price, originally denominated in French francs, upon exercise of 40 warrants. In May 1999, the company adjusted the terms of the warrants consistent with the Company's stock-split and the redenomination of its capital into Euros. As a result of the adjustment, holders of these warrants may receive 3.05 new common shares at a price of E137.2 for the exercise of 40 warrants. As of December 31, 2000, 106,036,727 of these warrants remain outstanding.

     The share capital of Vivendi Universal consisted of 1,080,808,443 shares as at December 31, 2000 and 595,648,168 as of December 31, 1999. All shares have one voting right and may be registered upon request by the owners. The treasury shares have no voting rights. The number of voting rights outstanding was 1,018,679,038 as of December 31, 2000 and 624,506,807 as of December 1999.

NOTE 6 DEBT

     The table below presents an analysis of the consolidated long-term debt balance by type of debt instrument (in millions of Euros):

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
Subordinated debt(a)....................................     150.1       178.3
Non-recourse project financing(b).......................        --     1,193.0
Other financial long-term debt:
  Capital leases........................................     629.3       818.0
  Vivendi Universal convertible 1.25%(c)................   1,689.9     1,700.0
  Vivendi Environnement 1.5%(d).........................   1,535.4     3,028.8
  BSkyB 3%(e)...........................................     154.9       155.1
  Mediaset SpA 3,5%(f)..................................      52.3       181.9
  BSkyB 1%(g)...........................................   1,440.0          --
  Seagram Debt remaining(h).............................   2,491.0          --
Bonds and Bank loans....................................  15,811.3    11,977.9
                                                          --------    --------
Total...................................................  23,954.2    19,233.0
                                                          --------    --------

---------------
(a) Subordinated debt consist primarily of:

     - a loan of E244 million to finance the wastewater treatment plant in Zaragoza, Spain, underwritten by OTV on December 27, 1991 and repayable over 15 years.

     - $70 million of securities repayable over 15 years, issued on January 29, 1991 by energies USA.

(b) Financing guaranteed by the related Sithe Energy project, which is now accounted for by the equity method due to a reduction in Vivendi Universal's interest.

(c) On January 1999, Vivendi issued bonds that bear interest at 1.25%, with a maturity in January 2004 and that are convertible at the option of the bondholder, into Vivendi Universal shares at the conversion rate of 1 bond to 3.407 shares.

(d) On April 1999, Vivendi Environnement, a then wholly owned subsidiary, issued bonds that bear interest at 1.5% with maturity in January 2005, and that are convertible, at the option of the bondholder, into Vivendi Universal shares at the conversion rate of 1 bond to 3.047 shares.

    In July 2000, Vivendi Environnement sold approximately 37 percent of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering.

(e) In connection with the acquisition of Pathe in September 1999, Vivendi Universal assumed bonds that bear interest at 3%; with a maturity in November 2003, and that are exchangeable into BSkyB shares. Each bond may be exchanged at the option of the bondholder for 188.5236 BSkyB shares. Vivendi Universal currently owns an adequate number of BSkyB shares to meet its maximum conversion obligation.

(f) On April 1997, Canal Plus issued bonds that bear interest at 3.5%, with maturity in March 2002, and that are exchangeable into Mediaset Spa shares. Each bond may be exchanged at the option of the bondholder for 341.74 shares per bond. CANAL+ currently owns an adequate number of Mediaset to meet its maximum conversion obligation.

(g) In connection with the Vivendi Universal's intention to dispose of its BSkyB shares, the company issued, on July 2000, bonds that bear interest at 1% with maturity in July 2003. Each bond may be exchanged at the option of the bondholder for 1 share per bond. Vivendi Universal currently owns an adequate number of BSkyB shares to meet its maximum conversion obligation.

(h) In connection with the sale of the Spirits and Wine business, The Seagram Company Ltd and Joseph E. Seagram & Sons, Inc. (or JES), wholly owned subsidiaries of Vivendi Universal, have recently completed tender offers and consent solicitations for all of their outstanding debt securities.

     Long-term debt listed according to the currency in which it is denominated is as follows (in millions of Euros):

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
Euros...................................................  20,004.4    15,032.4
US Dollar...............................................   3,421.9     3,604.8
Pound Sterling..........................................     180.0       247.4
Australian Dollar.......................................      83.1       166.6
Korean Won..............................................      86.9          --
Canadian Dollar.........................................        --        82.0
Other...................................................     177.9        99.8
                                                          --------    --------
Total...................................................  23,954.2    19,233.0
                                                          --------    --------

     The table below presents a summary of the repayment schedules of the long-term debt excluding subordinated securities (in millions of Euros):

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
Due between one and two years...........................   7,324.7     4,781.0
Due between two and five years..........................  12,562.1     8,080.4
Due after five years....................................   3,917.3     6,193.3
                                                          --------    --------
Total...................................................  23,804.1    19,054.7
                                                          --------    --------

     At the end of 2000, E1.8 billion in bank borrowings was supported by collateral guarantees, including E787 million for the financing of "Cogeneration" of Bayerische Landesbank and E600 million for the financing of the water treatment plants of C.G.E Deutschland in Berlin.

NOTE 7 RESERVES AND ALLOWANCES

                                                             AT DECEMBER 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
                                                            MILLIONS OF EUROS
Litigation including social and fiscal....................    619.8    1,081.8
Warranties and customer care..............................    312.2      376.7
Financial depreciation*...................................    567.8      525.8
Maintenance and repair costs accrued in advance...........    372.2      432.7
Reserves related to fixed assets..........................    310.2      152.1
Valuation allowance on real estate........................    809.6    1,255.7
Valuation allowance on work in progress and losses on long
  term contracts..........................................    717.6      684.8
Closure and post closure costs............................    354.7      259.1
Pensions..................................................    449.0      591.6
Restructuring costs.......................................    310.4      434.1
Losses on investments in unconsolidated companies.........    361.3      376.0
Others....................................................    761.0      712.9
                                                            -------    -------
Total reserves and allowances.............................  5,945.8    6,883.3
                                                            -------    -------

---------------
* Financial depreciation of fixed assets relating to public service contracts.

     The developments in the reserve for restructuring costs for the years ended December 31, 2000 and 1999 are as follows:

                                                        AT DECEMBER 31,
                                                   --------------------------
                                                    2000      1999      1998
                                                   ------    ------    ------
                                                       MILLIONS OF EUROS
Balance at beginning of period...................   434.1     267.0     244.7
Amount charged to expenses.......................   155.4      94.3     103.5
Deductions of reserve Utilization (cash).........  (105.1)   (125.4)   (114.1)
Reversal (change in estimate)....................   (65.5)    (39.6)    (26.7)
Other adjustments*...............................  (108.5)    237.8      59.6
                                                   ------    ------    ------
Balance at end of period.........................   310.4     434.1     267.0
                                                   ------    ------    ------

---------------
* Other adjustments reflect changes in the scope of consolidation.

     Provisions for restructuring by segment analyses as follows:

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                              MILLIONS OF EUROS
TV & Film...................................................    31.3       37.3
Publishing..................................................    86.4       53.5
Music.......................................................      --         --
Telecoms....................................................     8.6       19.1
Internet....................................................      --         --
                                                               -----      -----
Total Media & Communications................................   126.3      109.9
Environmental Services......................................   184.1      209.1
Non-Core....................................................      --      115.1
                                                               -----      -----
Total Vivendi Universal.....................................   310.4      434.1
                                                               -----      -----

     The changes in the scope of consolidation in 2000 are mainly explained by the merger of Vivendi with Seagram and Canal Plus, by the deconsolidation of Vinci and the change in the method of consolidation of Sithe.

     Changes in the scope of consolidation in 1999 were mainly explained by the acquisition of US Filter and Medi-Media.

NOTE 8 INCOME TAXES

  Analysis of income tax expense (benefit)

     Components of the income tax provision (benefit) are as follows:

                                                                AT DECEMBER 31,
                                                         -----------------------------
                                                          2000        1999       1998
                                                         -------    --------    ------
                                                               MILLIONS OF EUROS
  France...............................................    394.5        56.8      96.6
  Other countries......................................    395.3       172.0     273.4
                                                         -------    --------    ------
Current income tax expense.............................    789.8       228.8     370.0
                                                         -------    --------    ------
  France...............................................    224.3      (926.3)   (394.5)
  Other countries......................................      6.8       (95.7)    114.5
                                                         -------    --------    ------
Deferred income tax (benefit)..........................    231.1    (1,022.0)   (280.0)
                                                         -------    --------    ------
Total income tax expense (benefit).....................  1,020.9      (793.2)     90.0
                                                         -------    --------    ------

  Deferred tax assets and liabilities

     The temporary differences which give rise to significant deferred tax assets and liabilities are as follows:

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                               MILLIONS OF EUROS
DEFERRED TAX ASSETS:
  Employee benefits.........................................      81.4       118.1
  Provisions for risks and liabilities......................     747.1       931.1
  Tax loss including Real Estate operations.................   3,901.8     3,645.0
  Other temporary differences...............................     916.8       520.0
                                                              --------    --------
GROSS DEFERRED TAX ASSETS...................................   5,647.1     5,214.2
                                                              --------    --------
DEFERRED TAX ASSETS NOT RECORDED IN THE BOOKS(A)............  (1,739.2)   (2,480.5)
Deferred tax assets recorded in the books...................   3,907.9     2,733.7
                                                              ========    ========
Deferred tax liabilities:
  Depreciation..............................................   1,319.6       606.6
  Reevaluation of assets....................................   2,764.4       656.5
  Dupont share redemption...................................   1,655.6          --
  Spirit and Wine sale......................................   1,769.1          --
  Other taxable temporary differences.......................     620.7       318.0
                                                              --------    --------
Gross deferred tax liabilities..............................   8,129.4     1,581.1
                                                              --------    --------

---------------
(a) The evolution of tax assets not recorded in the books between 2000 and 1999 is mainly due to the consolidation of CANAL+.

     Deferred tax assets are recorded in the consolidated balance sheets in the caption Accounts Receivable. Deferred tax liabilities are recorded in the caption Accounts Payable.

     Undistributed earnings of subsidiaries are indefinitely reinvested in operations and will be remitted substantially free of additional tax.

  Tax rate reconciliation

     A reconciliation of the French statutory tax rate to the Company's effective tax rate is as follows:

                                                                AT DECEMBER 31,
                                                            ------------------------
                                                            2000      1999     1998
                                                            -----    ------    -----
Statutory tax rate........................................   37.8%     40.0%    41.6%
Goodwill amortization not deductible for tax purpose......    6.1%     38.4%     7.2%
Permanent differences.....................................  (17.7)%   (79.1)%    7.1%
Lower tax rate on long-term capital gains and losses......   (5.7)%   (22.3)%   (6.1)%
Tax losses................................................    6.0%    (93.9)%  (36.9)%
Other, net................................................   (0.6)%    (7.4)%   (5.5)%
                                                            -----    ------    -----
Effective tax rate(a).....................................   25.9%   (124.3)%    7.4%
                                                            -----    ------    -----

---------------
(a) The effective tax rate is computed by dividing "Income taxes and deferred taxes" by "Net income before income taxes and deferred taxes".

  Net operating tax loss savings

     At December 31, 2000, the Company had tax LOSSES which represent a potential tax saving of E3,901.8 million (computed with the enacted tax rate).

     Tax losses expire as follows:

YEARS                                                AMOUNT
-----                                           -----------------
                                                MILLIONS OF EUROS
2001..........................................         462.5
2002..........................................         101.8
2003..........................................          70.6
2004..........................................         393.4
2005..........................................       1,064.3
2006 and thereafter...........................       1,695.4
Unlimited.....................................         113.8
                                                     -------
Total.........................................       3,901.8
                                                     -------

NOTE 9 BENEFIT PLANS

     In accordance with the laws and practices of each country, the Company participates in employee benefit pension plans offering death and disability healthcare, retirement and special termination benefits. These plans provide various benefits including flat payments per year of service and final pay plans that are integrated with local social security and multi-employer plans.

     Most of the pension plans are funded with investments made in various instruments such as insurance contracts and equity and debt investment securities. These pension plans do not hold investments in the Company's shares.

     For defined contribution plans and multi-employer plans, the Company records expense equal to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

     Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives.

NOTE 10 FINANCIAL INSTRUMENTS AND COUNTERPARTY RISKS

     The Company uses various financial derivative instruments to manage its exposure to fluctuations in interest rates and foreign currency rates.

     The Company does not participate in any third-party default, which could have a significant impact on its financial position and the results of its transactions.

  Interest rate and foreign currency agreements

     The contractual amounts stated below are outstanding as of December 31, 2000 and 1999. These amounts represent the levels of involvement by the Company and are not indicative of gains or losses. The amounts are in millions of euros.

                                                                     AS OF DECEMBER 31, 2000
                                                          ---------------------------------------------
                                                           TOTAL    1 YEAR    1-5 YEARS   5 AND + YEARS
                                                          -------   -------   ---------   -------------
INTEREST RATE HEDGING ACTIVITY
Interest Rate Swaps -- pay fix
     Notional amount....................................  7,290.1     466.2    3,219.6       3,604.3
Average received rate (as of 12.31.00)..................     4.87%
Average paid rate.......................................     4.78%

                                                                     AS OF DECEMBER 31, 2000
                                                          ---------------------------------------------
                                                           TOTAL    1 YEAR    1-5 YEARS   5 AND + YEARS
                                                          -------   -------   ---------   -------------
INTEREST RATE SWAPS -- PAY VARIABLE
     Notional amount....................................  2,847.2   1,833.4      922.6          91.2
Average received rate...................................     5.15%
Average paid rate (as of 12.31.00)......................     5.00%
SWAP -- CROSS CURRENCY(A)
     Notional amount....................................    256.5         0      256.5             0
Average received rate...................................     4.90%
Average paid rate (as of 12.31.00)......................     4.04%
Interest Cap, floors and collars
     Notional amount....................................  3,457.7      91.2    1,514.7       1,851.8
Guarantee rate..........................................     4.74%
FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contract
     Notional amount....................................  3,087.6   3,064.8       22.8            --
OTHERS
Specialized indexed swap(b)
     Notional amount....................................    377.3        --      177.8         199.5

                                                                     AS OF DECEMBER 31, 1999
                                                          ---------------------------------------------
                                                           TOTAL    1 YEAR    1-5 YEARS   5 AND + YEARS
                                                          -------   -------   ---------   -------------
INTEREST RATE HEDGING ACTIVITY
Swap -- pay fixed rate
     Notional amount....................................  7,368.0     323.4    3,337.9       3,706.7
Average received rate (as of 12.31.99)..................     3.68%
Average paid rate.......................................     4.77%
Swap -- pay variable rate
     Notional amount....................................  1,888.7      84.8    1,386.0         417.9
Average received rate...................................     6.55%
Average paid rate (as of 12.31.99)......................     3.77%
Swap -- cross currency(a)
     Notional amount....................................    172.6        --      172.6            --
Average received rate...................................     3.34%
Average paid rate (as of 12.31.99)......................     2.29%
Interest Cap, floors and collars
     Notional amount....................................  4,705.2   1,042.4    1,810.9       1,851.9
Guarantee rate..........................................     4.89%
FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contract
     Notional amount....................................  1,626.0   1,626.0         --            --
OTHERS
Specialized indexed swap(b)
     Notional amount....................................    377.0        --      177.8         199.2

---------------
(a) Cross Currency swaps

(b) Swaps covering Vivendi Universal against the Equity linked debts

NOTE 11 FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No 107 and No 119, issued by the FASB, require the disclosure of the estimated fair value of all financial instruments other than specified items such as lease contracts, subsidiary and affiliate investments and employers' pension and benefit obligations. Except for publicly traded equity and marketable securities for which market prices were used, these values have been estimated for the majority of Vivendi Universal's financial instruments. Accordingly, fair values are based on estimated values using various valuation techniques, such as present value of future cash-flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations.

     As a consequence, the use of different estimations, methodologies and assumptions may have a material effect on the estimated value amounts.

     The methodologies used are as follows:

CASH AND CASH EQUIVALENTS, ACCOUNTS AND NOTES RECEIVABLE, BANK OVERDRAFTS, SHORT-TERM BORROWINGS, ACCOUNTS AND NOTES PAYABLE.

     The carrying amounts reflected in the consolidated statements are reasonable estimates of the fair-value because of the relatively short period of time between the origination of the instruments and their expected realization.

INVESTMENTS.

     Estimated fair values for publicly traded equity securities are based on quoted market prices as of December 31, 2000 and 1999. For other investments for which there are no quoted price, a reasonable estimate of fair value could not be made without incurring excessive costs.

LOANS AND ADVANCES.

     The fair values for loans have been determined by discounting the estimated future cash flows, using the zero coupon interest rate curves at year end taking into account a spread that corresponds to the average risk classification of Vivendi Universal. Loans to subsidiaries excluded from consolidation are not fair valued.

LONG-TERM DEBT, CURRENT PORTION OF LONG-TERM DEBT, LONG-TERM INTEREST RATE AND FOREIGN CURRENCY SWAPS.

     The fair values of these financial instruments were determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the zero coupon interest rate curves at year end and taking into account a spread that corresponds to the average risk classification of the Company.

     All issue swaps (long-term interest rate and foreign currency swaps) specifically hedge debenture loans. They were concluded under International Swap and Derivative Association (ISDA) agreements, in order to create long-term debt in US dollars on a Libor basis. Fair values of these swaps have to be considered together with the fair values of hedged debenture loans, as set forth below. Also, some long-term interest rate swaps were concluded to modify partially the interest rate exposure. The corresponding fair value is set forth below and should be considered together with the fair value of the long-term debt.

BANK GUARANTEES.

     These instruments were fair valued based on average fees currently charged for similar agreements, taking into accounts the average risk classification of Vivendi Universal.

  Other off-balance sheet financial instruments:

     The fair value of the interest rate swaps is calculated by discounting future cash flows on the basis of the zero coupon interest rate curves existing at year end.

     Forward exchange transactions (forward exchange rates and currency swaps) are valued on the basis of a comparison of the forward rates negotiated with the rates in effect on the financial markets at year end for similar maturities.

                                                                         DECEMBER 31,
                                                          -------------------------------------------
                                                                  2000                   1999
                                                          --------------------   --------------------
                                                                     ESTIMATED              ESTIMATED
                                                          CARRYING     FAIR      CARRYING     FAIR
                                                           AMOUNT      VALUE      AMOUNT      VALUE
                                                          --------   ---------   --------   ---------
BALANCE SHEET
FINANCIAL ASSETS
Investments.............................................   1,000.3    1,121.0     2,415.6    2,896.7
Portfolio investments held as fixed assets
  (securities)..........................................   3,264.2    8,246.9       534.4    1,028.2
Other investments and loans.............................   3,077.9    3,123.0     2,561.1    2,550.9
Treasury shares(a)......................................     958.4      913.7     2,020.0    2,562.0
FINANCIAL LIABILITIES
Long-term debt..........................................  23,954.2   24,427.0    19,233.0   20,020.6
OFF-BALANCE SHEET
TREASURY MANAGEMENT
Interest rate swaps.....................................        --      133.3          --      171.0
Cross Currency interest rate swaps......................        --       96.2          --       86.6
Other specialized swaps.................................        --      166.2          --       43.6
Forward exchange contacts...............................        --      165.9          --       56.7
Interest caps, floors and collars.......................        --       65.5          --        6.6
Calls and puts on marketable securities.................        --     (257.1)         --      (48.9)

---------------
(a) Treasury shares held for stock options purposes are excluded from this table.

     Financial instruments including cash and cash equivalents, accounts receivables, short term loans, accounts payable and bank overdrafts and short term borrowings are excluded from the above table. For these instruments, fair value was estimated to be the carrying amount due to the short maturity.

NOTE 12 COMMITMENTS AND CONTINGENCIES

  Commitments and contingent liabilities

     Vivendi Universal's contingent liabilities relating to certain performance guarantees by segments are as follows:

                                                             AT DECEMBER 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
                                                            MILLIONS OF EUROS
TV & Film.................................................    293.0      393.0
Publishing................................................    132.1      164.0
Music.....................................................       --         --
Telecoms..................................................    310.0      243.0
Internet..................................................       --         --
                                                            -------    -------
Total Media & Communications..............................    735.1      800.0
Environmental Services....................................  2,195.8    1,780.1
                                                            -------    -------
Total Vivendi Universal "Core Business"...................  2,930.9    2,580.1
Non-Core..................................................  1,851.8    2,021.4
                                                            -------    -------
Total.....................................................  4,782.7    4,601.5
                                                            -------    -------

     Vivendi Universal had E4.78 billion in financial commitments on December 31, 2000. These included guarantees, collateral and other signature commitments.

     The main ones are:

     - E940 million surety contract applied to the Xfera joint venture which obtained a third generation UMTS mobile telecommunications license in Spain and in which Vivendi Universal has a 31% equity stake;

     - Two guarantees capped at E250 million each extended when the group sold its hotel business to a consortium composed of Accor, Blackstone and Colony, and sold several office towers and housing complexes to Unibail;

     - Under the Berlin water contract, Vivendi Universal may be obliged to pay approximately E613 million to previous land owners, no indemnitified by the Berlin government, who present claims for payments.

     Vivendi Universal has given specific guarantees that cover both prepayments received by the company and performance obligations relating to construction contracts of Vivendi Universal. These guarantees typically represent 20-30% of the value of a contract, and in some cases can be 100% of the contract amount.

     Contingent liabilities in the real estate segment consist of pledges in the amounts of E189.5 million, E211 million and E188 million, and guarantees to banks in the amounts of E99.5 million, E52 million and E72 million as at December 31, 2000, 1999 and 1998, respectively.

  Capital leases and other long term leases

     Vivendi Universal finances certain operating assets and investment properties through capital leases (including a purchase option (known in France as "credit bail")). Minimum future payments under these capital lease obligations at December 31, 2000 and December 31, 1999 represent E842 million and E1.1 billion.

     In addition, the disposal of three office buildings in April 1996 was accompanied by a 30-year lease back arrangement effective upon completion of the building. In 1996, three buildings were sold in Berlin. The transaction comprises lease back arrangements for periods ranging from ten to thirty years. The annual rental charge is E28.4 million. The difference between Vivendi Universal's rental obligation under the leases and the market rent is reserved when unfavorable.

  Other commitments

     Vivendi Universal has entered into a contract to purchase exclusive broadcasting rights for films and sporting events, under various agreements expiring through 2009. As described in Note 2, under certain public service contracts, it has assumed fees obligation with local authorities. At December 31, 2000, the minimum future payments of these other commitments are summarized as follows:

                                                   BROADCASTING    PUBLIC SERVICE
                                                      RIGHTS         CONTRACTS        TOTAL
                                                   ------------    --------------    -------
                                                               MILLIONS OF EUROS
2001.............................................    1,050.0            44.0         1,094.0
2002.............................................      637.0            36.0           673.0
2003.............................................      507.0            36.0           543.0
2004.............................................      462.0            32.0           494.0
2005.............................................      361.0            29.0           390.0
2006 and thereafter..............................      529.0           119.0           648.0
                                                     -------           -----         -------
Total minimum future payments....................    3,546.0           296.0         3,842.0
                                                     =======           =====         =======

  Litigation

     Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to the company and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the company's financial position or results of operations.

  Environmental matters

     Vivendi Universal's operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi Universal's operations are covered by insurance policies. At December 31, 2000, there are no significant environmental losses.

NOTE 13 SEGMENT INFORMATION

     Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. These businesses are divided into six reportable segments: Music, Publishing, TV & Film, Telecoms, Internet and Environmental Services. Each reportable segment defined by Vivendi Universal is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, marketing and distribution requirements. The company evaluates the performance of its segments and allocates resources to them based on several performance measures, including EBITDA. As defined by the company, EBITDA consists of operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi Universal's performance or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies. There are no intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. Vivendi Universal does not allocate interest income, interest expense, income taxes or unusual items to segments.


                                                   TV &                           HOLDING &   TOTAL MEDIA &
                             MUSIC   PUBLISHING    FILM     TELECOMS   INTERNET   CORPORATE   COMMUNICATIONS
                             -----   ----------   -------   --------   --------   ---------   --------------
                                                         (IN MILLIONS OF EUROS)
INCOME STATEMENT DATA
DECEMBER 31, 2000
Revenue....................  494.6    3,539.8     4,248.3    5,270.1      47.8         --        13,600.6
EBITDA.....................   94.2      493.4       526.0    1,303.3    (183.7)    (137.0)        2,096.2
Depreciation and
  amortization.............   (8.7)    (148.7)     (636.6)    (817.2)     (9.9)     (57.6)       (1,678.7)
Expenses of replacement and
  repair of installation...     --         --          --         --        --         --              --
                             -----    -------     -------   --------    ------     ------        --------
Operating income (loss)....   85.5      344.7      (110.6)     486.1    (193.6)    (194.6)          417.5
                             -----    -------     -------   --------    ------     ------        --------
DECEMBER 31, 1999
Revenue....................     --    3,316.9     1,151.8    4,102.2       2.0         --         8,572.9
EBITDA.....................     --      417.0        86.0    1,372.0     (51.0)     (75.5)        1,748.5
Depreciation and
  amortization.............     --      (62.5)     (188.7)  (1,021.4)      0.2      (75.6)       (1,348.0)
Expenses of replacement and
  repair of installation...     --         --          --         --        --         --              --
                             -----    -------     -------   --------    ------     ------        --------
Operating income (loss)....     --      354.5      (102.7)     350.6     (50.8)    (151.1)          400.5
                             -----    -------     -------   --------    ------     ------        --------
DECEMBER 31, 1998
Revenue....................     --    2,876.3       200.6    2,875.2        --         --         5,952.1
EBITDA.....................     --      355.0        13.0      674.0      (4.0)     (43.0)          995.0
Depreciation and
  amortization.............     --     (102.8)      (17.7)    (651.5)     (2.4)     (73.6)         (848.0)
Expenses of replacement and
  repair of installation...     --         --          --         --        --         --              --
                             -----    -------     -------   --------    ------     ------        --------
Operating income (loss)....     --      252.2        (4.7)      22.5      (6.4)    (116.6)          147.0
                             -----    -------     -------   --------    ------     ------        --------

                                                          TOTAL
                             ENVIRONMENTAL     NON-      VIVENDI
                               SERVICES        CORE     UNIVERSAL
                             -------------   --------   ---------
                                    (IN MILLIONS OF EUROS)
INCOME STATEMENT DATA
DECEMBER 31, 2000
Revenue....................    26,512.0       1,685.0   41,797.6
EBITDA.....................     3,544.3         340.4    5,980.9
Depreciation and
  amortization.............    (1,369.6)        (83.0)  (3,131.6)
Expenses of replacement and
  repair of installation...      (278.2)           --     (278.2)
                               --------      --------   --------
Operating income (loss)....     1,896.5         257.4    2,571.4
                               --------      --------   --------
DECEMBER 31, 1999
Revenue....................    22,428.2      10,621.4   41,622.5
EBITDA.....................     2,781.0         705.5    5,235.0
Depreciation and
  amortization.............      (850.6)       (479.7)  (2,678.3)
Expenses of replacement and
  repair of installation...      (276.2)           --     (276.2)
                               --------      --------   --------
Operating income (loss)....     1,654.2         225.8    2,280.5
                               --------      --------   --------
DECEMBER 31, 1998
Revenue....................    16,047.2       9,737.8   31,737.1
EBITDA.....................     1,929.0         529.0    3,453.0
Depreciation and
  amortization.............      (568.1)       (415.6)  (1,831.7)
Expenses of replacement and
  repair of installation...      (289.9)           --     (289.9)
                               --------      --------   --------
Operating income (loss)....     1,071.0         113.4    1,331.4
                               --------      --------   --------

                                                                                          TOTAL MEDIA &
                                                         TV &                            COMMUNICATIONS
                                MUSIC     PUBLISHING     FILM     TELECOMS   INTERNET    "CORE BUSINESS"
                               --------   ----------   --------   --------   --------   -----------------
                                                         (IN MILLIONS OF EUROS)
BALANCE SHEET STATEMENT DATA
DECEMBER 31, 2000
Goodwill, net................  14,208.0      575.6     24,583.5    1,745.0      664.4       41,776.5
Other intangible assets,
  net........................   6,225.7    1,868.2      7,026.5      609.8        9.1       15,739.3
Property, plant and
  equipment..................     543.0      576.3      4,477.8    4,419.3       24.7       10,041.1
Publicly-owned utility
  networks...................        --         --          0.8        7.8        0.2            8.8
Accumulated depreciation.....     (22.1)    (295.2)    (1,828.8)  (1,423.2)      (8.7)      (3,578.0)
                               --------    -------     --------   --------   --------       --------
  Property, plant and
    equipment, net...........     520.9      281.1      2,649.8    3,003.9       16.2        6,471.9
                               --------    -------     --------   --------   --------       --------
Equity method investments....      15.0        4.1      6,207.9    1,459.5       25.2        7,711.7
Inventories and
  work-in-progess............     111.5      253.1        567.5       85.0        0.5        1,017.6
Total assets.................  23,745.4    5,090.1     47,751.7    9,885.4    1,076.3       87,548.9
Reserves and allowances......     166.6      232.2        876.5      108.9        9.5        1,393.7
Long-term
  debt -- beginning..........        --      121.3      1,581.0    1,024.6         --        2,726.9
New borrowings...............        --        6.5         83.3      446.6       38.1          574.5
Repayment....................        --      (31.9)      (150.7)    (205.6)      (5.3)        (393.5)
Changes in scope of
  consolidation..............        --       22.4         (3.6)     133.6        0.1          152.5
Other(1).....................        --      (27.5)      (416.7)      (6.2)       8.9         (441.5)
                               --------    -------     --------   --------   --------       --------
  Long-term debt -- end......        --       90.8      1,093.3    1,393.0       41.8        2,618.9
                               --------    -------     --------   --------   --------       --------
Expenditures for long-lived
  assets.....................      49.0      135.7        787.9    1,104.3       72.7        2,149.6
                               --------    -------     --------   --------   --------       --------
DECEMBER 31, 1999
Goodwill, net................        --      586.2      2,176.2    1,656.8       53.6        4,472.8
Other intangible assets,
  net........................        --    1,763.1      1,921.1      987.1         --        4,671.3
Property, plant and
  equipment..................        --      577.2      2,272.6    3,642.3         --        6,492.1
Publicly-owned utility net
  works......................        --        0.9           --        7.2         --            8.1
Accumulated depreciation.....        --     (278.5)    (1,664.8)  (1,012.6)        --       (2,955.9)
                               --------    -------     --------   --------   --------       --------
  Property, plant and
    equipment, net...........        --      299.6        607.8    2,636.9         --        3,544.3
                               --------    -------     --------   --------   --------       --------
Equity method investments....        --      134.6        (87.7)     237.8       28.0          312.7
Inventories and
  work-in-progess............        --      197.5        759.7       86.4         --        1,043.6
Total assets.................        --    5,206.1      8,749.0    9,158.6       34.5       23,148.2
Reserves and allowances......        --      303.7        400.2      128.3         --          832.2
Long-term
  debt -- beginning..........        --      220.5           --      461.1         --          681.6
New borrowings...............        --       36.2        412.8      632.3         --        1,081.3
Repayment....................        --      (61.2)       (17.9)    (203.6)        --         (282.7)
Changes in scope of
  consolidation..............        --      (65.4)     1,190.5      126.2         --        1,251.3
Other(1).....................        --       (8.8)        (4.4)       8.6         --           (4.6)
                               --------    -------     --------   --------   --------       --------
  Long-term debt -- end......        --      121.3      1,581.0    1,024.6         --        2,726.9
                               --------    -------     --------   --------   --------       --------
Expenditures for long-lived
  assets.....................        --       95.5        205.9    1,053.3        6.1        1,360.8
                               --------    -------     --------   --------   --------       --------

                                                 NON-        TOTAL
                               ENVIRONMENTAL     CORE/      VIVENDI
                                 SERVICES      CORPORATE   UNIVERSAL
                               -------------   ---------   ---------
                                      (IN MILLIONS OF EUROS)
BALANCE SHEET STATEMENT DATA
DECEMBER 31, 2000
Goodwill, net................      5,332.4          23.6    47,132.5
Other intangible assets,
  net........................      4,245.1         195.7    20,180.1
Property, plant and
  equipment..................     14,333.2       1,296.5    25,670.8
Publicly-owned utility
  networks...................      5,644.4           7.7     5,660.9
Accumulated depreciation.....     (7,557.3)       (207.6)  (11,342.9)
                                 ---------     ---------   ---------
  Property, plant and
    equipment, net...........     12,420.3       1,096.6    19,988.8
                                 ---------     ---------   ---------
Equity method investments....        526.6         938.2     9,176.5
Inventories and
  work-in-progess............      1,491.2         710.7     3,219.5
Total assets.................     38,056.6      25,132.4   150,737.9
Reserves and allowances......      3,102.5       1,449.6     5,945.8
Long-term
  debt -- beginning..........     19,469.7      (3,141.9)   19,054.7
New borrowings...............      7,047.5       8,687.8    16,309.8
Repayment....................     (5,158.0)     (7,824.0)  (13,375.5)
Changes in scope of
  consolidation..............        554.3       1,610.4     2,317.2
Other(1).....................    (10,566.9)     10,506.2      (502.2)
                                 ---------     ---------   ---------
  Long-term debt -- end......     11,346.6       9,838.5    23,804.0
                                 ---------     ---------   ---------
Expenditures for long-lived
  assets.....................      2,612.9       1,037.3     5,799.8
                                 ---------     ---------   ---------
DECEMBER 31, 1999
Goodwill, net................      4,685.9       1,229.9    10,388.6
Other intangible assets,
  net........................      3,792.0         218.6     8,681.9
Property, plant and
  equipment..................     16,383.1       3,693.9    26,569.1
Publicly-owned utility net
  works......................    3,4 4 0.5       5 3 7.2   3,9 8 5.8
Accumulated depreciation.....     (5,696.7)     (1,924.9)  (10,577.5)
                                 ---------     ---------   ---------
  Property, plant and
    equipment, net...........     14,126.9       2,306.2    19,977.4
                                 ---------     ---------   ---------
Equity method investments....        344.6         124.6       781.9
Inventories and
  work-in-progess............      2,102.7       1,754.0     4,900.3
Total assets.................     37,601.3      22,027.5    82,777.0
Reserves and allowances......      2,775.1       3,276.1     6,883.3
Long-term
  debt -- beginning..........      2,197.4       6,903.5     9,782.5
New borrowings...............      7,658.8       2,719.9    11,460.0
Repayment....................     (4,782.0)     (5,028.9)  (10,093.6)
Changes in scope of
  consolidation..............      3,336.6       2,963.0     7,550.9
Other(1).....................     11,058.9     (10,699.4)      354.9
                                 ---------     ---------   ---------
  Long-term debt -- end......     19,469.7      (3,141.9)   19,054.7
                                 ---------     ---------   ---------
Expenditures for long-lived
  assets.....................      1,905.0       2,362.5     5,628.3
                                 ---------     ---------   ---------

---------------
(1) Foreign currency translation adjustments, reclassifications and changes in accounting policies.

  Geographic Data

                                                            AT DECEMBER 31,
                                                         ---------------------
REVENUE                                                    2000         1999
-------                                                  ---------    --------
                                                           MILLIONS OF EUROS
France.................................................   21,173.8    23,785.2
United Kingdom.........................................    2,969.1     3,465.0
Rest of Europe.........................................    7,420.9     7,369.7
United States of America...............................    7,009.1     5,014.1
Rest of the World......................................    3,224.7     1,988.5
                                                         ---------    --------
          Total........................................   41,797.6    41,622.5
                                                         =========    ========

                                                            AT DECEMBER 31,
                                                         ---------------------
LONG LIVED ASSETS                                          2000         1999
-----------------                                        ---------    --------
                                                           MILLIONS OF EUROS
France.................................................   38,605.0    18,994.8
United Kingdom.........................................    8,438.9     3,748.0
Rest of Europe.........................................    9,179.9     9,656.4
United States of America...............................   48,069.7    12,268.2
Rest of the World......................................    8,285.8       673.5
                                                         ---------    --------
          Total........................................  112,579.3    45,340.9
                                                         =========    ========

NOTE 14 ADDITIONAL FINANCIAL INFORMATION

INTANGIBLE ASSETS OTHER THAN GOODWILL:

                                                             AT DECEMBER 31,
                                                           -------------------
                                                             2000       1999
                                                           --------    -------
                                                            MILLIONS OF EUROS
OTHER INTANGIBLE ASSETS (NET)
Fees paid to local authorities...........................     519.9      516.9
Trademarks, market share, editorial resources............   5,296.0    5,395.7
Software.................................................     525.9      459.0
Prepaid expenses.........................................   1,330.8    1,192.0
Audiovisual and musical rights...........................   8,590.1       75.0
Film costs, net of amortization..........................   2,764.8      709.0
Other....................................................   1,152.6      334.3
                                                           --------    -------
          Total..........................................  20,180.1    8,681.9
                                                           ========    =======

     Fees paid to local authorities relating to public service contracts, which are located primarily in France, amounted to E519.9 million and E516.9 million for the years ending December 31, 2000 and 1999, respectively. These are amortized over the term of the contracts.

     Trademarks, market share and editorial resources mostly relate to environmental services, publishing and audiovisual activities other than Universal Studios Group, in the amounts of E2,477.5 million, E1,747 million, and E1,067.7 million, respectively, at December 31, 2000 and E2,378 million, E1,726.4 million and E1,067.7 million, respectively, at December 31, 1999. The carrying value of market share is reviewed for realization each year on the same basis of criteria used to assess its initial value, such as the market position, net sales, and gross operating surplus or deficit. If the review indicates an other than temporary reduction in value, a valuation allowance is recorded.

     Prepaid expenses of E1,330.8 million at December 31, 2000 and E1,192 million at December 31, 1999, primarily relate to the difference between the contractual amounts of debt servicing payments to municipalities and the expense charged to income over the period of public service contracts, and to the balance of mobile subscriber acquisition costs.

     Total amortization expense for other intangible assets for the years ended December 31, 2000, 1999 and 1998 was E761,4 million, E367.2 million and E195.7 million, respectively.

     Accumulated amortization amounted to E2,847 million and E2,563.4 million as of December 31, 2000 and 1999, respectively.

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
PROPERTY, PLANT AND EQUIPMENT (NET)
Land....................................................   2,029.5     1,773.2
Buildings...............................................   3,518.0     2,680.2
Equipment and machinery.................................   6,267.9     8,352.4
Construction in progress................................     740.4     1,323.0
Other...................................................   3,533.1     2,253.6
                                                          --------    --------
Property, plant and equipment...........................  16,088.9    16,382.4
Publicly owned utility networks.........................   3,899.9     3,595.0
                                                          --------    --------
          Total.........................................  19,988.8    19,977.4
                                                          ========    ========

     As of December 31, 2000 and 1999, property plant and equipment totaling E1.8 billion and E2.1 billion were pledged as collateral for borrowings from banks. See Note 6.

     Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was E2,105.7 million, E1,898.1 million and E1,385.7 million, respectively.

                                                             AT DECEMBER 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
                                                            MILLIONS OF EUROS
INVENTORIES AND WORK IN PROGRESS
Inventories...............................................  3,797.6    5,558.1
Less valuation allowance..................................   (578.1)    (657.8)
                                                            -------    -------
Net Value.................................................  3,219.5    4,900.3
                                                            =======    =======

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
ACCOUNTS RECEIVABLE
Trade accounts receivable...............................  17,439.8    18,082.4
Valuation allowance.....................................  (1,124.5)   (1,068.3)
                                                          --------    --------
          Total trade accounts receivable...............  16,315.3    17,014.1
VAT and other taxes.....................................   2,926.5     2,644.0
Other including deferred tax............................   3,907.9     2,733.6
                                                          --------    --------
          Total accounts receivable.....................  23,149.7    22,391.7
                                                          --------    --------

                                                       AT DECEMBER 31,
                                                ------------------------------
                                                  2000        1999       1998
                                                --------    --------    ------
                                                      MILLIONS OF EUROS
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Balance at beginning of period................   1,068.3       706.2     472.4
Amount charged to expense.....................     447.9       514.3     290.2
Deductions of reserve.........................    (172.7)     (248.1)   (137.2)
Other adjustments*............................    (219.0)       95.9      80.8
                                                --------    --------    ------
Balance at end of period......................   1,124.5     1,068.3     706.2
                                                --------    --------    ------

---------------
* Other adjustments reflect changes in the scope of consolidation.

                                                             AT DECEMBER 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
                                                            MILLIONS OF EUROS
MINORITY INTEREST
MINORITY INTEREST AT JANUARY 1,...........................  4,052.4    2,423.0
Changes in consolidation..................................  4,990.4    1,596.9
Minority interest in income of consolidated
  subsidiaries............................................    624.9        5.3
Dividends paid by consolidated subsidiaries...............    (80.1)     (70.3)
Impact of foreign currency fluctuations on minority
  interest................................................    189.8       84.1
Other changes.............................................     10.0       13.4
                                                            -------    -------
MINORITY INTEREST AT DECEMBER 31,.........................  9,787.4    4,052.4
                                                            -------    -------

     Changes in consolidation in 2000 primarily result from the impact of Vivendi Environnement's IPO and the Vivendi/Seagram/Canal Plus merger, respectively E2,914.9 million and E2,415.0 million. The Vivendi/Seagram/Canal Plus merger led to a reduction in minority interests by E(416) million. Sithe partial disposition also reduces minority interests by E(303.7) million. Lastly Cegetel's change in accounting method related to mobile customers acquisition costs has lead to a decrease of E(296.8) millions on minority interests.

     Changes in consolidation in 1999 primarily result from the impact of the consolidation of Canal Plus beginning in October 1999 of E784.9 million, from the impact of the increase in Sithe's capital issued to third parties of E173.0 million, and the impact of the acquisition of Berliner Wasser Betriebe of E545.8 million, whose consolidated financial statements included minority interests.

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
ACCOUNTS PAYABLE
Trade accounts payable..................................  19,144.6    17,637.6
Social costs payable....................................   4,352.6     4,613.3
Other...................................................   8,129.4     1,581.2
                                                          --------    --------
Total accounts payable..................................  31,626.6    23,832.1
                                                          --------    --------

NOTE 15 LISTING OF MAIN COMPANIES INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS IN 2000

     Vivendi Universal consolidated in 2000 more than 3,770 companies compared with 4,600 in 1999. The principal companies are:

                                                              CONSOLIDATION    INTEREST %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
VIVENDI UNIVERSAL...........................................       (1)           100.00

MEDIA ET COMMUNICATIONS
  Cegetel and its subsidiaries..............................       (1)            44.00
Of which
  - Societe Francaise du Radiotelephone (S.F.R.)............
  - Cegetel 7...............................................
  - Cegetel Entreprises.....................................
     Vivendi Telecom International and its subsidiaries.....       (1)           100.00
Of which:
  - Mattel (Hungary)........................................       (1)           100.00
  - Monaco Telecom..........................................       (3)            51.00
     Vivendi Universal Publishing and its subsidiaries......       (1)           100.00
Of which:
  - Havas Interactive Inc...................................       (1)           100.00
  - Groupe Expansion........................................       (1)           100.00
  - Groupe Moniteur.........................................       (1)           100.00
  - Editions Robert Laffont.................................       (1)           100.00
  - Groupe Anaya............................................       (1)           100.00
  - Larousse-Bordas.........................................       (1)           100.00
  - France Loisirs..........................................       (2)            50.00
  - Groupe Tests............................................       (1)           100.00
  - Comareg.................................................       (1)           100.00
     Canal Plus and its subsidiaries........................       (1)           100.00
Of which:
  - Canal Plus .............................................       (1)            49.00
  - Canal Satellite.........................................       (1)            66.00
  - StudioCanal.............................................       (1)            84.70
     Vivendi Universal Net and its subsidiaries.............       (1)           100.00
Of which:
  - Scoot.com plc...........................................       (3)            22.40
  - i-France................................................       (1)           100.00
  - Won USA (Flipside)......................................       (1)            80.00
  - Vizzavi Europe..........................................       (3)            50.00
  - Ad-2-One................................................       (1)           100.00
     The Seagram Company Ltd. and its subsidiaries(b).......       (1)           100.00

                                                              CONSOLIDATION    INTEREST %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
Of which:
  - Centenary Holding N.V. .................................       (1)            92.30
     - Universal Music (UK) Holding Ltd. ...................       (1)           100.00
     - Universal Holding GmbH...............................       (1)           100.00
     - Universal Music K.K. ................................       (1)           100.00
     - Universal Music S.A. ................................       (1)           100.00
  - Universal Pictures International B.V. ..................       (1)            92.30
  - Universal Studios, Inc.(c)..............................       (1)            92.30
     - Polygram Holding Inc. ...............................       (1)           100.00
     - Interscope Records...................................       (1)           100.00
     - Def Jam Records, Inc. ...............................       (1)           100.00
     - Universal City Studios, Inc. ........................       (1)           100.00
     - USANi LLC............................................       (3)            48.60

VIVENDI ENVIRONNEMENT.......................................       (1)            63.04
Of which:
  Vivendi Water.............................................       (1)            63.04
  US Filter and its subsidiaries............................       (1)            63.04
  Berliner Wasser Betriebe..................................       (2)            31.50
  Dalkia and its subsidiaries...............................       (1)            45.98
  CGEA Onyx and its subsidiaries............................       (1)            63.04
  CGEA Connex and its subsidiaries..........................       (1)            63.04
  F.C.C. and its subsidiaries (F.C.C.)......................       (2)            17.60

MULTIPLE ACTIVITY AND HOLDING COMPANIES
     Compagnie Transatlantique de Telecommunications
      (Transtel)............................................       (1)            70.00
  Vivendi North America Company Inc. .......................       (1)            63.04
  Vivendi Asia Pacific Pte Ltd (Singapour)..................       (1)           100.00
  Vivendi U.K. .............................................       (1)            63.04
  Gelgin Limited............................................       (1)           100.00
     (1) = Consolidation
     (2) = Proportionate consolidation
     (3) = Equity method

---------------
(a) Vivendi Universal has majority voting rights and control of the Board of Directors of Cegetel.

(b) Regarding the subsidiaries of the Seagram Company Ltd., percentages are those of control.

(c) 92.3% interest held by the Seagram Company Ltd.

NOTE 16 SUPPLEMENTAL DISCLOSURES

     The following information has been prepared to present supplemental disclosures required under U.S. GAAP and SEC regulations applicable to Vivendi Universal.

NOTE 16A SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE

     The consolidated financial statements of Vivendi Universal have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between French GAAP and U.S. GAAP as they relate to Vivendi Universal are discussed in further detail below.

     Use of the Proportionate Consolidation Method Under French GAAP, it is appropriate to use the proportionate consolidation method for subsidiaries over which Vivendi Universal and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under the proportionate consolidation method, the company recognizes the assets, liabilities, equity, revenue and expenses of subsidiaries to the extent of its interest in the company ownership.

     Under U.S. GAAP, when Vivendi Universal controls a subsidiary based on majority ownership or voting or other rights, the subsidiary is fully consolidated. When it does not exercise control over a subsidiary, but has significant influence over the entity, the company uses the equity method to account for its investment.

     This difference in accounting policy has no effect on either net income or shareholders' equity.

     Use of Equity Method Under French GAAP, there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, board of directors representation, and other contractual relationships; another consideration is the level of ownership by others in the investee. In determining its significant influence in such subsidiaries, Vivendi Universal applies the criteria described in Note 2.

     Under U.S. GAAP, equity accounting is generally required when an investor's ownership interest is equal to or greater than 20% of the investee's total voting securities. In unusual situations where the ownership interest is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

     Business Combinations -- Goodwill Certain acquisitions, notably Havas and Pathe, have been accounted for as mergers as permitted under French GAAP. Under this method, assets and liabilities of the acquired company are accounted for at historical cost. Any difference between the value of shares issued in such a merger and the fair value of net assets acquired is recorded as goodwill. Prior to fiscal year 2000, in certain other instances, where the acquisition paid for in equity securities of the company, the excess of the purchase price over the fair value of assets acquired may have been recorded as a reduction of shareholders' equity. Under French GAAP, business trademarks acquired in a purchase business combination and recognized for their fair value as intangible assets are not required to be amortized. The Havas and Pathe acquisitions did not meet the criteria for pooling in the U.S. and, therefore, were accounted for as purchase business combinations. Accordingly, the assets acquired and liabilities assumed are recorded at fair value, with the excess of consideration paid over the fair value of net assets acquired being accounted for as goodwill. Trademarks acquired in purchase business combination are amortized over their estimated useful life. In addition, under U.S. GAAP, goodwill must be shown as an asset and amortized over its useful life not to exceed 40 years.

     Intangible Assets Under French GAAP, certain costs such as start-up and certain types of advertising costs, are capitalized and amortized over their useful lives or the duration of the contract, if applicable.

     Under U.S. GAAP, start-up and advertising costs are charged to expense in the period they are incurred.

     Lease Contracts Vivendi Universal recognizes assets and debts corresponding to certain types of lease contracts including a purchase option (known in France as "credit-bail"). Under French GAAP, lease payments corresponding to all other types of loans are expensed as incurred.

     Under U.S. GAAP, leases are classified as capital or operating leases. Leases that meet the criteria of capital leases are recognized as assets with a corresponding amount presented as debt on the balance sheet. Recorded assets are depreciated over their estimated useful lives.

     Impairment/Real Estate Operations French GAAP requires the carrying value of such assets to be reviewed for impairment but does not provide a methodology as detailed as under U.S. GAAP. The resulting impairment, if any, is recorded as a reserve which may be reversed in later periods if there is a recovery in the value of the assets.

     Under U.S. GAAP, assets to be reviewed for impairment are grouped at an appropriate level when groups of assets generate joint cash flows. U.S. GAAP also requires that assets are classified as either held for use or to be disposed, with the appropriate accounting based on this classification. An asset held for use is evaluated for impairment when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets determined to be impaired are valued at fair value. The resulting impairment, if any, is recorded as a reduction of the asset carrying value, and may not be reversed in a later period.

     Vivendi Universal's impairment of long-lived assets primarily relates to its real estate assets. During 1990 to 1996, the company disposed of certain real estate properties in which it maintained a continued involvement.

     In the French GAAP financial statements, these transactions were treated as sales and therefore removed from the balance sheet, and the profit and loss included in net income. Provisions relating to the sale arrangements were provided as necessary.

     The transactions do not meet the sales criteria under U.S. GAAP and therefore are considered as financial arrangements. The related real estate assets which, would have been recorded under U.S. GAAP must also be considered for impairment. Accordingly, sales provisions were reversed.

     Impairment/Decoders Replacement Under U.S. GAAP, changes in lives of long-term assets held for use are reflected prospectively over the revised life of the asset. Under French GAAP, for significant changes in lives, a write-down is recorded currently as an expense.

  Public Service Contracts

     Under French GAAP, a few consolidated subsidiaries, being generally jointly controlled, apply the accrue in advance method to account for repair costs.

     Under U.S. GAAP, Vivendi Universal applies the expensed as incurred method for maintenance and repair expenditures

     Under French GAAP, payments specifically related to the remaining debt service on facilities are capitalized and charged to income on a straight-line basis over the contract period. The difference between cash payments and the expense recorded is capitalized as a prepaid expense.

     Under U.S. GAAP, the present value of the obligation corresponding to debt service payments is recognized as a liability.

  Financial Instruments

  Equity Securities

     Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized.

     Under U.S. GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows: Debt securities that Vivendi Universal has the intention and ability to hold to maturity are carried at cost and classified as "held-to-maturity". Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. All other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity.

  Treasury Shares

     Under French GAAP, shares of Vivendi Universal's own stock owned by the company and its subsidiaries are recorded as marketable securities in the consolidated financial statements if those shares are acquired to stabilize the market price or in connection with stock options granted to directors and employees.

     Under U.S. GAAP, treasury shares are recorded as a reduction of shareholders' equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders' equity.

  Derivative Financial Instruments

     Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, nor the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the statement of income is recorded upon settlement or the payment or receipt of cash.

     Under U.S. GAAP, derivative financial instruments for which the company has not specifically designated or has not assessed effectiveness do not meet hedge accounting criteria. Such instruments are recorded on the consolidated balance sheet at fair value and related changes in fair value are recognized in current period net income.

     During 1998, in connection with the acquisition of 49% of the Spanish holding company that owns 56.5% of FCC, Vivendi Universal has granted an option to the primary shareholder of that holding company. This option grants the primary shareholder the right to sell to the company, at any time between April 18, 2000 and October 6, 2008, her remaining 51% in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option. Under French GAAP, the option is not recorded in the financial statements until it is exercised. Under U.S. GAAP, a liability is recorded equal to the fair value of the put option and changes in the fair value of the option are recorded as a charge to current period earnings.

     Stock-Based Compensation Under French GAAP, common shares issued upon the exercise of options or upon shares granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. The difference between the carrying value of the treasury shares and the strike price is accrued for.

     Under U.S. GAAP plans that grant or sell common shares to employees are qualified as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, the entire compensation cost arising from such plans is recognized as of the grant date. If a plan is not compensatory, its cost i) is recognized over the vesting period when the plan is a stock option plan or, ii) is not expensed when the plan is a stock purchase plan.

     Pension Plans Under French GAAP, Vivendi Universal records since January 1998 its pension obligations, covering all eligible employees, using the projected unit credit method.

     Under U.S. GAAP, the projected unit credit method is required to be applied as of January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date.

     Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid.

     Under U.S. GAAP, Vivendi Universal must recognize an obligation for amounts to be paid under postretirement plans, other than pensions. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

  New Accounting Pronouncements in the United States

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and requires companies to recognize all derivative instruments as assets or liabilities in the balance sheet and to measure those instruments at fair value. SFAS No. 137 extends the effective date to all fiscal years beginning after June 15, 2000. Vivendi Universal is currently evaluating the impact of adopting SFAS No. 133 on its financial statements.

     Staff Accounting Bulletin No. 101, issued in December 1999, summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The application of this bulletin does not have material effect on the company's policies or result of operations.

     In June of 2000, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 00-2 "Accounting by Producers or Distributors of Films" and the FASB issued FASB Statement No. 139 "Recission of FASB Statement No. 53 and amendments to FASB Statements Nos. 63, 89 and 121". These statements establish new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. The statement of position provides that the cumulative effect of changes in accounting principles caused by adoption of the provisions of the statement of position should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes". The statements are simultaneously effective for fiscal years beginning after December 15, 2000. Management does not believe that the adoption of this statement could have a material impact on the company's results of operations and financial position.

NOTE 16B RECONCILIATION OF EQUITY AND NET INCOME TO U.S. GAAP

     The following is a summary reconciliation of shareholders' equity, as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of U.S. GAAP for the periods ended December 31, 2000, 1999 and 1998 and net income as reported in the consolidated statement of income to net income as adjusted for the approximate effects of the application of U.S. GAAP for the periods ended December 31, 2000, 1999 and 1998.

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                                                                2000        1999        1998
                                                              --------    --------    --------
                                                                     MILLIONS OF EUROS
SHAREHOLDERS' EQUITY AS REPORTED IN THE CONSOLIDATED
  STATEMENT OF SHAREHOLDERS' EQUITY.........................  56,675.1    10,892.2     7,840.2
Adjustment to conform to U.S. GAAP:
  Business combinations/Goodwill............................   8,782.6     7,876.3     3,160.0
  Intangible assets.........................................    (329.1)     (460.9)     (269.4)
  Leasing contracts.........................................     (11.3)      (14.2)      (15.3)
  Impairment/Real Estate....................................     (87.9)      (64.9)     (586.0)
  Public service contracts..................................     159.2       113.9       105.2
  Reserves for restructuring liabilities....................      25.0       146.2       104.5
  Other reserves............................................      51.4        33.5        42.8
  Financial instruments.....................................     822.7    (1,532.8)     (266.8)
  Pension plans and stock-based compensation................     (22.7)       (8.9)       11.6
  Others....................................................     (32.1)     (101.2)      (35.4)
  Tax effect on the above adjustments.......................  (1,303.5)       75.3       174.0
                                                              --------    --------    --------
U.S. GAAP Shareholders' equity..............................  64,729.4    16,954.5    10,265.4
                                                              --------    --------    --------

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                               2000        1999       1998
                                                              -------    --------    -------
                                                                    MILLIONS OF EUROS
NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENTS OF
  INCOME....................................................  2,299.0     1,431.4    1,120.8
Adjustment to conform to U.S. GAAP:
  Business combinations/Goodwill............................   (263.4)   (1,052.7)    (191.0)
  Intangible assets.........................................   (106.3)     (191.5)    (118.5)
  Leasing contracts.........................................      2.9         1.1        1.4
  Impairment/Real Estate....................................    (23.0)      521.1       74.9
  Public service contracts..................................     18.2         8.7       (8.7)
  Reserves for restructuring liabilities....................   (102.0)       26.0        1.7
  Other reserves............................................     27.8         6.4      (31.6)
  Financial instruments.....................................    105.5      (208.0)    (325.8)
  Pension plans and stock-based compensation................   (108.1)     (240.5)     (58.2)
  Others....................................................      7.1       (15.2)      11.4
  Tax effect on the above adjustments.......................     50.1       (40.7)      88.8
                                                              -------    --------    -------
U.S. GAAP Net income........................................  1,907.8       246.1      565.2
                                                              -------    --------    -------

  Basic and diluted earnings per share

     For U.S. GAAP purposes, basic earnings per share is computed in the same manner as earnings per share under French GAAP by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted (see Note 6). Net income represents the earnings of Vivendi Universal after minority interest. The computation of diluted earnings per share is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2000      1999     1998
                                                              -------    -----    -----
                                                              MILLIONS OF EUROS, EXCEPT
                                                                  PER SHARE AMOUNTS
Net income..................................................  1,907.8    246.1    565.2
                                                              -------    -----    -----
Net income diluted..........................................  1,941.9    275.9    565.2
                                                              -------    -----    -----
Weighted average number of shares
  Outstanding -- basic......................................    588.8    511.3    438.3
Dilutive effect of:
  Shares issuable on conversion of debt.....................     34.6       --       --
  Shares issuable on exercise of dilutive options...........     10.4      2.3      2.9
  Shares attributable to stock purchases plans..............      2.0      2.7      1.0
  Shares applicable to warrants.............................      4.2      8.9      9.3
                                                              -------    -----    -----
Weighted average number of shares
  Outstanding -- diluted....................................    640.0    525.2    451.5
                                                              =======    =====    =====
Earnings per share:
  Basic.....................................................     3.24     0.48     1.29
                                                              =======    =====    =====
  Diluted...................................................     3.03     0.47     1.25
                                                              -------    -----    -----

NOTE 16C PRESENTATION OF THE INCOME STATEMENT AND CONDENSED BALANCE SHEET IN U.S. GAAP

     For purposes of presenting a consolidated condensed balance sheet as of December 31, 2000 and 1999 and consolidated condensed income statements for the years ended December 31, 2000 and 1999 in a format consistent with U.S. GAAP, Vivendi Universal has reflected the financial statement impact of those reconciling differences between French GAAP and U.S. GAAP presented in Note 16A and Note 16B.

  Operating income

     Under French GAAP, goodwill amortization is excluded from operating income, while under U.S. GAAP, it is included as a component of operating income. In addition, French GAAP defines exceptional items in a manner that differs from the definition of extraordinary items under U.S. GAAP. As a consequence, items classified as exceptional for French GAAP purposes have been reclassified to the appropriate income statement captions determined under U.S. GAAP. With the exception of gains and losses on sales of shares of affiliated companies, exceptional items relating to the operations of the group have been included in the determination of operating income.

  Other income

     Capital gains or losses on sale of consolidated entities or equity affiliates are considered for French GAAP purposes as extraordinary income, whereas they are classified for U.S. GAAP purposes as other income (loss).

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              -----------    ---------
                                                                (MILLIONS OF EUROS)
REVENUE*....................................................     34,275.8     36,542.9
Cost of sales...............................................    (23,172.9)   (26,718.6)
Selling, general and administrative costs...................     (8,997.9)    (8,293.1)
Goodwill amortization.......................................       (760.1)      (766.3)
Other operating expense and revenue.........................       (166.7)    (1,441.9)
                                                              -----------    ---------
OPERATING INCOME............................................      1,178.2       (677.0)
Financial income............................................       (393.8)      (371.2)
Other income................................................      3,007.4        532.8
                                                              -----------    ---------
NET INCOME BEFORE TAXES, MINORITY INTERESTS AND EQUITY
  INTEREST..................................................      3,791.8       (515.4)
Taxes.......................................................       (798.5)       716.3
                                                              -----------    ---------
NET INCOME BEFORE MINORITY INTERESTS AND EQUITY INTEREST....      2,993.3        200.9
Equity interest.............................................       (546.1)        21.0
Minority interest...........................................       (579.7)        24.2
                                                              -----------    ---------
NET INCOME FROM CONTINUED OPERATIONS........................      1,867.5        246.1
Net income from discontinued operations.....................         40.3           --
                                                              -----------    ---------
NET INCOME..................................................      1,907.8        246.1

---------------
(*) included excise taxes and contribution collected on behalf of local authorities for an amount of E1,729 million and E2,112 million for 2000 and 1999, respectively.

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000       1999
                                                              -------    ------
Current Assets..............................................   35,146    30,982
Non Current Assets..........................................  116,672    43,515
     TOTAL ASSETS...........................................  151,818    74,497
Current Liabilities.........................................   46,071    33,935
Long term liabilities.......................................   31,651    20,728
Minority interest...........................................    9,367     2,880
Total Shareholders' Equity..................................   64,729    16,954
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  151,818    74,497

NOTE 16D  COMPREHENSIVE INCOME

     The concept of comprehensive income does not exist under French GAAP. In U.S. GAAP, SFAS 130, "Reporting comprehensive income", defines comprehensive income to include, net of tax impact:

     - minimum pension liability adjustments;

     - unrealized gains and losses on investment securities classified as "available for sale";

     - foreign currency translation adjustments.


Net income for the year ended December 31, 1999.............    246.1
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...................    332.3
  Unrealized losses on equity securities....................    110.0
                                                              -------
Other comprehensive income..................................    442.3
                                                              -------
Comprehensive income for the year ended December 31, 1999...    688.4
Net income for the year ended December 31, 2000.............  1,907.8
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...................   (700.3)
  Unrealized gains on equity securities.....................  3,158.0
Minimum liabilities adjustments.............................     (5.1)
                                                              -------
Other comprehensive income..................................  2,452.6
                                                              -------
Comprehensive income for the year ended December 31, 2000...  4,360.4
                                                              =======

NOTE 16E STOCK BASED COMPENSATION

STOCK BASED COMPENSATION

  Vivendi Stock option plans

     Beginning in 1997, Vivendi adopted stock options plans that are settled in its own shares. Under Vivendi Universal's "classic" plans prior to December 31, 1999, options were granted to employees at a strike price discounted 12.5% to 20% from the fair market value of the stock at the date of grant.

     For plans adopted prior to January 1, 1997, options that are exercised are settled through the issuance of new shares. These options are granted with a contractual life of eight to ten years and vest over a two year period from the date of grant. For plans adopted in 1998 and later, options that are exercised are settled with treasury shares. These options vest over a three or five year period and are valid up to eight years from the date of grant.

     Prior to the creation of Vivendi Universal, Vivendi adopted two fixed major stock options plans in 2000, which grant options to a limited number of senior managers. One of them replaces a stock option plan adopted by CANAL+ in 2000.

     No compensation expense has been recorded in connection with the stock options granted by Vivendi under French GAAP. Under U.S. GAAP, the compensation cost recorded by the Company is respectively E85.8 million and E8.6 million for the years ended December 31, 1999 and 2000. A gain of E9.5 million has been recorded in 2000 in connection with a variable stock-option plan adopted in 1999 against a cost of E38.6 million in 1999.

     CANAL+ has adopted several fixed stock option plans that are settled in its own shares. Options granted under most of these plans are granted to employees at a strike price with a discount between 0% and 10% from the fair market value of the shares at the grant date.

     Outstanding options at December 4, 2000 are settled with CANAL+ treasury shares. These options vest in a graduated manner over five years and are valid up to five years from the date of the grant. CANAL+ manages its exposure to the price risk associated with the shares required to settle the options through the issuance of put and call options settled in its own stock.

     No compensation expense has been recorded in connection with the stock options granted by CANAL+ under French GAAP. Under U.S. GAAP, the compensation cost recorded by Vivendi Universal is respectively E1.9 million and E1.5 million for the years ended December 31, 1999 and 2000.

  Vivendi Universal stock option plans

     Since its creation, Vivendi Universal has adopted two fixed stock option plans that grant options to a limited number of senior managers. Under these plans, the stock price is not discounted from the fair market value of the stock on the date of grant. The options are granted with a contractual life of eight years. Under the first plan, one third of the options will vest each of the next three years. Under the second one, the options vest after three years but the exercise date depends on the performance of Vivendi Universal stock against the performance of the MSC Media Index. No compensation cost has been recorded with these plans under U.S. GAAP.

     As of December 8, 2000, the stock options of CANAL+ stock options plans were replaced by two stock option plans of Vivendi Universal (Strike divided by two and same maturity and vesting period). The following table presents the evolution of CANAL+ and Vivendi Universal stock options plans together.

                                                                            WEIGHTED AVERAGE
                                                              NUMBER OF      EXERCISE PRICE
                                                                SHARES         (IN EUROS)
                                                              ----------    ----------------
December 31, 1997...........................................  12,241,569          23.8
                                                              ----------          ----
  Granted...................................................   6,085,560          33.3
  Exercised.................................................  (1,170,111)         20.6
  Forfeited.................................................     (36,232)         12.0
                                                              ----------          ----
December 31, 1998...........................................  17,120,786          22.8
                                                              ----------          ----
  Granted...................................................  11,477,378          68.0
  Exercised.................................................  (2,652,681)         19.8
  Forfeited.................................................     (42,616)         19.7
                                                              ----------          ----
December 31, 1999...........................................  25,902,867          46.2
                                                              ----------          ----
  Granted...................................................  15,131,761          85.7
  Exercised.................................................  (2,329,062)         17.3
  Forfeited.................................................    (126,216)         19.2
                                                              ----------          ----
December 31, 2000...........................................  38,579,350          67.0
                                                              ----------          ----

  Havas Interactive and Medi-Media stock option plans

     The stock option plans adopted by Havas Interactive on July 1, 1999 and the stock option plans of Medi-Media were canceled in 2000 and exchanged against options from the stock option plan adopted by Vivendi Universal on December 11, 2000.

  Vivendi Environnement stock option plans

     In July 2000, Vivendi Environnement granted 780,000 stock options on Vivendi Environnement shares to its top management. The number of options to be exercised depends of the performance of Vivendi Environnement. The strike is E32.5. The compensation cost of this variable stock options plan recorded in 2000 is E1.9 million.

  Seagram stock option plans

     At December 7, 2000 there were 39,999,747 Seagram stock options which were converted on December 8, 2000 into 32,061,549 Vivendi Universal stock options. Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the quoted market price of Vivendi Universal's common shares on the date of grant over the exercise price of the option. The company does not issue options at prices below market value at date of grant. There is no compensation cost associated with Seagram stock option plans.

                                                                            WEIGHTED AVERAGE
                                                              NUMBER OF      EXERCISE PRICE
                                                                 ADS            (IN USD)
                                                              ----------    ----------------
December 8, 2000............................................  32,061,549          54.1
                                                              ----------          ----
  Granted...................................................   6,878,697          67.9
  Exercised.................................................    (116,257)         45.7
  Forfeited.................................................     (29,941)         56.1
                                                              ----------          ----
December 31, 2000...........................................  38,794,048          56.6
                                                              ----------          ----

     At December 31, 2000, 10,130,571 stock options on treasury shares and 24,655,611 stock options on ADSs were exercisable at weighted average exercise prices of E42.3 and $47.8, respectively. The options outstanding at December 31, 2000 expire in various years through 2010.

     Information about 38,579,350 stock options on treasury shares and 38,794,048 stock options on ADSs outstanding at December 31, 2000 is summarized as follows:

                                      AVERAGE      AVERAGE                   AVERAGE
EXERCISE PRICE           NUMBER       EXERCISE    REMAINING      NUMBER      EXERCISE
(IN EUROS)             OUTSTANDING     PRICE        LIFE         VESTED       PRICE
--------------         -----------    --------    ---------    ----------    --------
< 20                      237,176       19.3        1.80          237,176      19.3
20 - 30                 1,493,315       22.9        2.53        1,492,315      22.9
30 - 40                 2,190,234       34.2        4.59        2,190,234      34.2
40 - 50                 2,691,223       40.3        2.50          800,663      40.4
50 - 60                 5,409,183       52.4        4.20        5,409,183      52.3
60 - 70                 5,697,221       64.0        5.70        2,202,900      62.6
70 - 80                14,937,438       76.5        7.33               --        --
80 - 90                 3,135,000       83.7        7.90               --        --
90 - 110                    5,000      106.4        7.20               --        --
110 - 120               2,783,560      111.4        7.40               --        --
                       ----------      -----        ----       ----------      ----
TOTAL                  38,579,350       67.0        6.17       12,333,471      46.0
                       ==========      =====        ====       ==========      ====

                                      AVERAGE      AVERAGE                   AVERAGE
EXERCISE PRICE           NUMBER       EXERCISE    REMAINING      NUMBER      EXERCISE
(IN USD)               OUTSTANDING     PRICE        LIFE         VESTED       PRICE
--------------         -----------    --------    ---------    ----------    --------
< 20                           --         --          --               --        --
20 - 30                   389,528       29.6        0.20          389,528      29.6
30 - 40                 5,753,322       36.0        3.09        5,753,322      36.0
40 - 50                12,335,068       46.0        6.48       12,335,068      46.0
50 - 60                 4,130,340       59.5        8.21        4,008,340      59.6
60 - 70                 7,833,497       67.5        7.88          728,000      64.0
70 - 80                 8,352,293       75.8        9.03        1,441,553      74.2
                       ----------       ----        ----       ----------      ----
TOTAL                  38,794,048       56.6        6.93       24,655,811      47.8
                       ==========       ====        ====       ==========      ====

     The fair value of Vivendi Universal option grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

                                                                  DECEMBER 31,
                                                              --------------------
                                                              2000    1999    1998
                                                              ----    ----    ----
Expected life (years).......................................  7.9     6.5     5.6
Interest rate...............................................  4.8%    4.6%    4.7%
Volatility..................................................   35%    6.5%    6.5%
Dividend yield..............................................    1%    1.1%    1.1%

EMPLOYEE STOCK PURCHASE PLANS

     Vivendi Universal maintains savings plans that allow substantially all full time employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. The shares were sold to employees at a discount of 20% from the average market price of Vivendi Universal stock over the last 20 business days prior to the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees. The compensation cost recorded by the company for the year ended December 31, 2000 is E85.9 million.

     Vivendi Universal maintains a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of the group's non-French subsidiaries. At the end of a five-year period, the employees are given assurance that they will receive the maximum amount of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of five percent per year compounded annually. The risk carried by Vivendi Universal is hedged through a trustee based in Jersey by Societe Generale. The guarantee was paid through a reserved capital increase with elimination of the preferential subscription rights (decision of the Board of Directors of October 4, 1999). 6,000,000 shares were issued in February 2000 with a value of E56.7 each, whereas the market value of the Vivendi Universal share was around E110. The issue price corresponds in fact to a 20% discount as compared to the average of the 20 opening stock market prices prior to the meeting of the Board of Directors of October 4, 1999. The compensation cost recorded by the company for the year ended December 31, 2000 is E9.8 million.

     Shares sold to employee stock purchase plans are as follows:

                                                   2000         1999         1998        1997
                                                 ---------    ---------    ---------    -------
Number of shares...............................  8,937,889    6,608,980    1,511,769    936,912
Proceeds on sales (in millions Euros)..........      554.6        480.1        156.4       72.9
Average cost of treasury stock sales (in
  Euros).......................................       62.1         72.6        103.5       77.8

     Under U.S. GAAP, the total compensation cost recorded by the company for period ended December 31, 2000 and 1999 is respectively E95.7 million and E160.8 million.

     Had compensation cost for stock based compensation been awarded determined based on the fair value at the dates of grant consistent with the methodology of SFAS 123, Vivendi Universal's net income and basic earnings per share would have reflected the following pro forma amounts (in millions of Euros):

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               2000      1999
                                                              -------    -----
U.S. GAAP net income........................................  1,907.8    246.1
Basic earnings per share....................................     3.24     0.48
Impact of fair value method of stock option.................    (57.8)   (52.2)
Pro forma U.S. GAAP net income..............................  1,850.0    193.9
Pro forma basic earnings per share..........................     3.14     0.38

NOTE 16F BENEFITS PLAN

     Disclosures, presented in accordance with SFAS 132, are as follows:

                                                            PENSION BENEFITS     OTHER BENEFITS
                                                           ------------------    --------------
                                                            2000       1999       2000     1999
                                                           -------    -------    ------    ----
                                                                    MILLIONS OF EUROS
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning of year................  1,645.6    1,334.2       7.3     9.0
  Service cost...........................................     56.4       71.8       0.1     0.1
  Interest cost..........................................     65.7       91.3       0.4     0.4
  Plan participants contributions........................     10.8       11.9        --      --
  Business combinations..................................    971.2      100.2     179.4      --
  Disposals..............................................   (580.7)     (10.5)       --      --
  Curtailments...........................................     (2.2)      (2.8)       --      --
  Actuarial loss (gain)..................................     16.6       14.3       1.0    (1.5)
  Benefits paid..........................................    (45.1)     (71.8)     (0.7)   (0.7)
  Special termination benefits...........................       --         --        --      --
  Others (foreign currency translation)..................     (1.2)     107.0                --
                                                           -------    -------    ------    ----
  Benefit obligation at end of year......................  2,137.1    1,645.6     187.5     7.3
                                                           =======    =======    ======    ====
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year.........  1,533.5    1,155.9        --      --
  Actual return on plan assets...........................    (10.8)     232.5        --      --
  Company contributions..................................     25.9       45.7        --     0.7
  Plan participants contributions........................     10.8       11.9        --      --
  Business combinations..................................    754.3        3.9        --      --
  Disposals..............................................   (236.2)      (2.0)       --      --
  Benefits paid..........................................     (2.7)     (71.8)       --    (0.7)
  Others (foreign currency translation)..................    (39.2)     157.4        --      --
                                                           -------    -------    ------    ----
  Fair value of plan assets at end of year...............  2,035.6    1,533.5        --      --
                                                           =======    =======    ======    ====
FUNDED STATUS OF THE PLAN................................   (101.5)    (112.1)   (187.7)   (7.4)
  Unrecognized actuarial loss............................    (21.6)    (154.6)     (0.6)   (1.6)
  Unrecognized actuarial prior service cost..............   (137.7)    (153.6)       --      --
  Unrecognized actuarial transition obligation...........    (17.6)     (26.1)       --      --
                                                           -------    -------    ------    ----
  Accrued benefit cost...................................   (278.4)    (446.4)   (188.3)   (9.0)
                                                           =======    =======    ======    ====
Write off of prepaid on multi-employer scheme
  overtime(*)............................................    (45.2)     (24.9)       --      --
                                                           -------    -------    ------    ----
Net (accrued) benefit cost under U.S. GAAP...............   (323.6)    (471.3)   (188.3)   (9.0)
                                                           -------    -------    ------    ----

---------------
(*) Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off by since there are serious doubts that they could be recoverable through future contribution holidays.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were E367 million, E299 million and E54 million, respectively, as of December 31, 2000, E447 million, E356 million and E32 million, respectively, as of December 31, 1999.

     Amounts recognized in the balance sheets consist of:

                                                            PENSION BENEFITS     OTHER BENEFITS
                                                           ------------------    ---------------
                                                            2000       1999       2000      1999
                                                           -------    -------    -------    ----
                                                                      MILLIONS OF EUROS}
Accrued benefit liability (including MLA)................   (439.0)   (586.5)    (188.3)    (9.0)
Prepaid benefit cost.....................................    115.4     114.5         --       --
                                                           -------    ------     ------     ----
Net amount accrued for under U.S. GAAP...................   (323.6)   (472.0)    (188.3)    (9.0)
                                                           =======    ======     ======     ====
Intangible assets (MLA)(a)...............................     (8.6)      0.7         --       --
                                                           -------    ------     ------     ----
Net amount recognized under U.S. GAAP....................   (332.2)   (471.3)    (188.3)    (9.0)
                                                           -------    ------     ------     ----

---------------
(a) Adjustment for U.S. GAAP purpose: the benefit liability accrued under U.S. GAAP has to be the minimum between the accumulated benefit obligation net of fair value of plan assets and the net amount recognized under U.S. GAAP.

     Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under U.S. GAAP as follows:

                                                            PENSION BENEFITS     OTHER BENEFITS
                                                            -----------------    ---------------
                                                             2000      1999       2000      1999
                                                            ------    -------    -------    ----
                                                                      MILLIONS OF EUROS}
NET AMOUNT ACCRUED FOR UNDER U.S. GAAP....................  (323.6)   (472.0)    (188.3)    (9.0)
Excess funding of plans recognized in income only when
  paid back to the Company................................    (3.6)     (3.4)        --       --
Impacts of transition obligation, of prior service costs
  and of actuarial gains recognized with a different
  timing under local regulations..........................    (1.3)    (29.7)      (0.6)      --
Minimum liability adjustments (MLA).......................     8.6       0.7         --       --
                                                            ------    ------     ------     ----
NET AMOUNT ACCRUED FOR UNDER FRENCH GAAP IN THE
  ACCOMPANYING CONSOLIDATED BALANCE SHEET.................  (319.9)   (504.4)    (188.9)    (9.0)
                                                            ======    ======     ======     ====
Accrued...................................................  (458.9)   (582.6)    (188.9)    (9.0)
Prepaid...................................................   139.0      78.2         --       --

     Net periodic cost under U.S. GAAP is as follows:

                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              ----------------    --------------
                                                               2000      1999     2000     1999
                                                              ------    ------    -----    -----
                                                                      MILLIONS OF EUROS
Service cost................................................   56.4      71.8      0.1       --
Expected interest cost......................................   65.7      91.3      0.4      0.1
Expected return on plan assets..............................  (90.6)    (93.5)      --      0.5
Amortization of unrecognized prior service cost.............   (8.7)    (12.1)      --       --
Amortization of actuarial net loss (gain)...................  (12.5)      0.7     (0.1)      --
Amortization of net transition obligation...................   (1.8)     (1.2)      --       --
Curtailments/Settlements....................................    0.5      (2.8)      --       --
Special termination benefits................................     --        --       --       --
                                                              -----     -----     ----      ---
Net periodic benefit cost...................................    9.0      54.2      0.4      0.6
                                                              =====     =====     ====      ===
Write off of prepaid on multi-employer scheme overtime......   21.6       8.2       --       --
                                                              -----     -----     ----      ---
Net periodic benefit cost under U.S. GAAP...................   30.6      62.4      0.4      0.6
                                                              -----     -----     ----      ---

     Annual cost under French GAAP was E37.9 million and E80.9 million for the years ended December 31, 2000 and 1999, respectively. The difference between these amounts and the annual cost under U.S. GAAP primarily results from the amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

     Weighted-average assumptions as of December 31 are as follows:

                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              ----------------    --------------
                                                               2000      1999     2000     1999
                                                              ------    ------    -----    -----
                                                                      MILLIONS OF EUROS
Discount rate...............................................    6.5%      5.8%     7.5%     5.0%
Rate of compensation increase...............................    N/A       N/A      N/A      N/A
Expected return on plan assets..............................    8.3%      7.4%     6.0%     6.0%
Expected residual active life (in years)....................   13.5      13.7              15.0

     Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                   1-PERCENTAGE-     1-PERCENTAGE-
                                                   POINT INCREASE    POINT DECREASE
                                                   --------------    --------------
                                                            IN PERCENTAGE
Effect on total of service and interest
  components.....................................       3.0%              3.0%
Effect on the postretirement benefit
  obligation.....................................       3.0%              3.0%

NOTE  16G CAPITAL AND OPERATING LEASE

     Vivendi Universal has entered into capital and operating leases. At December 2000, the minimum future payments under these leases are as follows:

YEAR ENDING                                        OPERATING    CAPITAL
DECEMBER 31, 2000                                   LEASES      LEASES
-----------------                                  ---------    -------
                                                    MILLIONS OF EUROS
2001.............................................     792.7       251.8
2002.............................................     731.3       207.9
2003.............................................     679.5       185.4
2004.............................................     630.6       181.7
2005.............................................     571.2       150.5
2006 and thereafter..............................   1,893.9     1,339.2
Total minimum future capital lease payments......   5,299.2     2,316.5
Less amounts representing interest...............        --      (895.9)
                                                    -------     -------
Present value of net minimum future capital lease
  payments.......................................        --     1,420.7
                                                    -------     -------

NOTE 16H  RESTRUCTURING COSTS

     Provisions for restructuring by segment details as follows:

                                                              ENVIRONMENTAL
EMPLOYEE TERMINATION COSTS                   PUBLISHING(A)     SERVICES(B)     NON-CORE(D)    TOTAL
--------------------------                   -------------    -------------    -----------    ------
                                                                MILLIONS OF EUROS
DECEMBER 31, 1997..........................         --             21.1            40.1         61.2
Change in consolidation scope..............       47.8               --             1.7         49.5
Additions..................................       26.0              2.1            64.4         92.5
Utilization................................      (34.6)           (10.3)          (53.3)       (98.2)
Reversal...................................       (0.8)              --            (1.2)        (2.0)
                                                 -----            -----           -----       ------
DECEMBER 31, 1998..........................       38.4             12.9            51.7        103.0
Change in consolidation scope..............       14.6             54.2            (1.7)        67.1
Additions..................................       18.0              2.0            50.2         70.2
Utilization................................      (42.6)           (17.2)          (56.5)      (116.3)
Reversal...................................       (1.4)              --            (0.3)        (1.7)
                                                 -----            -----           -----       ------
DECEMBER 31, 1999..........................       27.0             51.9            43.4        122.3
Change in consolidation scope..............       (4.2)              --           (38.7)       (42.9)
Additions..................................       64.1               --             0.2         64.3
Utilization................................       (9.8)           (17.3)           (3.5)       (30.6)
Reversal...................................       (4.0)              --              --         (4.0)
                                                                  -----           -----       ------
DECEMBER 31, 2000..........................       73.1             34.6             1.4        109.1

                                                                                 ENVIRONMENTAL
OTHER RESTRUCTURING COSTS       TELECOMS(C)    TV & FILMS(E)    PUBLISHING(A)     SERVICES(B)     TOTAL
-------------------------       -----------    -------------    -------------    -------------    -----
                                                      MILLIONS OF EUROS
DECEMBER 31, 1997.............      59.4              --              --              30.2         89.6
Change in consolidation
  scope.......................      (3.3)             --              --              (1.0)        (4.3)
Additions.....................        --              --              --               9.5          9.5
Utilization...................     (21.7)             --              --             (13.3)       (35.0)
Reversal......................      (0.3)             --              --                --         (0.3)
                                   -----           -----            ----             -----        -----
DECEMBER 31, 1998.............      34.1              --              --              25.4         59.5
Change in consolidation
  scope.......................      (4.1)             --             6.8              55.1         57.8
Additions.....................       1.4              --              --              28.8         30.2
Utilization...................     (12.4)             --            (1.5)            (34.5)       (48.4)
Reversal......................        --              --              --                --           --
                                   -----           -----            ----             -----        -----
DECEMBER 31, 1999.............      19.0              --             5.3              74.8         99.1
Change in consolidation
  scope.......................       4.7            20.0              --                --         24.7
Additions.....................        --              --            11.5              17.6         29.1
Utilization...................     (11.6)             --            (2.8)            (42.8)       (57.2)
Reversal......................      (3.5)             --            (1.0)               --         (4.5)
                                   -----           -----            ----             -----        -----
DECEMBER 31, 2000.............       8.6            20.0            13.0              49.6         91.2

     As previously discussed, Vivendi Universal has grown through significant acquisitions in the past several years. As a result of these acquisitions and the need to streamline and integrate the resulting operating entities, the company's various business segments have implemented various restructuring plans, primarily related to the consolidation of facilities. As a result, Vivendi Universal has incurred significant costs associated with the elimination of such facilities and related reductions in employee headcount. These costs include amounts associated with employee termination and early retirement programs, asset divestitures, and costs associated with lease and other contract terminations. These plans are generally completed within one year of initiation.

     In addition to restructuring plans initiated by Vivendi Universal, certain of the acquired businesses had initiated and were executing restructuring plans at the time of acquisition. The company evaluated these restructuring plans at the time of acquisition to determine whether such plans were consistent with its integration strategy. If consistent, such reserves were established through purchase accounting and have been reflected as "Change in scope of consolidation" in the table above. A description of the company's various restructuring plans by business segment is detailed below.

(a) Publishing

     Following the acquisitions of Grupo Anaya in September 1998 and Medi-Media in August 1999, Vivendi Universal respectively established a termination plan involving approximately 240 employees and a restructuring plan associated with severance costs related to the termination of approximately 40 employees, respectively.

     The continuation of these plans in 2000 led to accumulated expenses of E12.6 million.

     In fiscal year 2000, the following plans have been implemented:

     - HII is involved in a down sizing plan as well as in a process of reorganization of shared services and a reallocation of business. As of December 31, 2000, these plans involve the termination of approximately 570 employees which amounts to E23.6. Other related projects will generate E6 million of expenses.

     - The Education segment is involved in several plans which total E22.0 million, including E17.5 million allocated to the termination of approximately 210 employees. The major plans concern the downsizing of the French structure, the reorganization of the supply chain in Brazil and Spain, and the closure of a site in Belgium.

     - The Information segment is in the process of reorganizing its back office department, mainly through mutualization and reallocation of services. The expenses of this plan amount to E14 million and will lead to the termination of approximately 220 employees.

     - The Services department will close down a logistic site. This plan will lead to the termination of 117 employees for E7.0 million. Other costs associated to this closure will amount to E1 million.

     - The headquarters is also involved in a restructuring plan that will lead to the termination of 17 employees. The expenses of this plan amount to E2 million.

(b) Environmental Services

     Beginning in 1997, the Group implemented a three-year restructuring plan associated with its water businesses located in France. The primary purpose of the restructuring plan is to consolidate individual facilities originally established with the sole purpose of administrating municipal water service contracts. The costs associated with the plan relate primarily to lease termination and other costs to exit facilities. The plan will result in a restructuring of the Group's existing operating structure from 334 local units, 86 intermediary levels and 31 regional agencies to 140 local units, 50 business units and 10 regional agencies. As previously discussed, the Group acquired US Filter in April 1999. In conjunction with the acquisition, the Group evaluated US Filter's ongoing restructuring plans. This evaluation resulted in the continuation of certain restructuring efforts and the implementation of additional restructuring plans to streamline United States Filter Corporation's resulting manufacturing and production base and to redesign its distribution network. The revised restructuring plans identified certain manufacturing facilities, distribution sites, sales and administration offices, retail outlets and related assets that became redundant or non-strategic upon consummation of the transaction. The costs associated with the plan totaled E109.4 million and are reflected in "Change in scope of consolidation". The costs originally consisted of E54.2 million in severance and employee termination costs related to a reduction of the combined workforce of 1,465 employees (189 management employees, 456 administrative employees, 684 manufacturing employees and 136 sales employees), and E55.1 million in facility exit costs, including asset write-downs, lease terminations and other exit costs. During 1999, the Group incurred costs of E31.6 million in connection with the plan, including E11.7 million in severance payments in connection with the termination of approximately 350 employees and E19.9 million in facility exit costs. As of December 31,1999, a total accrual of approximately E77.7 million remained, consisting of E42.5 million in severance and employee termination accruals and E35.2 million in other restructuring costs (primarily attributable to facility consolidation). During 2000 the Group used E9.5 million for various severance programs. At December 31,2000, E33 million remained, mainly related to several European severance programs which due to local social regulations require extended periods to complete. As the severance programs will be completed the Group anticipates the closure of several facilities and believes that the remaining E48.6 million will be utilized as the consolidations are completed.

(c) Telecoms

     In December 1997, SFR decided to discontinue mobile telephone service operations utilizing analog technology. In connection with this decision, a reserve of approximately E60.0 million was provided in 1997, in connection with the phasing out of the subscriber base and associated technology. This plan is almost completed at December 31, 2000. The remaining reserves of E8.6 million relate to other technological changes accrued during the previous years.

(d) Non-core

     Beginning in 1996, Vivendi Universal recorded provisions for restructuring plans, in the amount of E48.3 million, consisting of severance and employee termination costs. These plans were executed in 1997, resulting in a headcount reduction of 1,566 employees (259 management employees and 1,307 construction employees).

     During 1997, it established additional restructuring plans, primarily related to planned employee reduction, in the amount of E64.5 million. These plans consisted of accruals associated with the termination of 2,106 employees (483 management employees and 1,623 construction employees).

     During 1997, Vivendi Universal incurred charges of E31.6 million in connection with these plans, which resulted in a reduction of the workforce of 1,028 employees (210 management employees and 818 construction employees). The remaining portion of these plans were executed in 1998, resulting in charges of E31.7 million and a 1,078 decrease in the number of employees (273 management employees and 805 construction employees).

     In 1998, Vivendi Universal's management continued the review of its activities and internal organization, a review that prompted the implementation of additional restructuring plans. These plans resulted in an accrual of E61.0 million and consisted of severance and employee termination costs for 1,939 employees (194 management employees and 1,745 construction employees). During this period, the company incurred costs associated with such plans in an amount of E18.6 million for a total of 591 employees (59 management employees and 532 construction employees). The remaining portion of the plan was executed in 1999 for a total cost of E42.1 million.

     In 1999, Vivendi Universal established a restructuring plan as a result of a general decline in construction demand in markets serviced by its German subsidiaries. Additionally, it implemented plans in its civil engineering entities to adapt the business to new technology, including digital technology related to electrical contracting. These plans resulted in an accrual of E44.5 million, in connection with a workforce reduction of 1,460 employees (277 management employees and 1,183 workers). During 1999, it incurred E8.8 million in connection with such plans and reduced its number of employees by 288 (49 management employees and 239 construction employees).

     In 2000, Vivendi Universal reduced its Non-Core provision to ME1.4 mainly due to the disposal of Vinci. The construction segment has been deconsolidated at the beginning of 2000 following the Vinci/GTM operation.

(e) TV & Films:

     CANAL+ was first consolidated with Vivendi Universal in December 8, 2000. The E20 million of restructuring costs mainly concern future expenses planned for the maintenance of terminal equipment and other materials (E15 million), and a reserve due to future costs concerning the reparation of defective Thomson digital decoder delivered in 1996 (E2 million).

NOTE 16I SUBSEQUENT EVENTS

     SFR Submits Application for UMTS License. On January 30, 2001, SFR, an indirect subsidiary of Vivendi Universal, officially submitted its application for a license to provide third generation UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that would allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The licenses are expected to be awarded in 2002. The fee for each license is currently expected to be E4.95 billion, with payments spread over a 15-year period. The French government may be considering proposals to alter the terms of the license awards.

     CANAL+'s Sale of Its Stake in Eurosport. On January 31, 2001, CANAL+ announced that it had sold its 49.5 percent interest in European sports channel Eurosport International and its 39 percent interest in Eurosport France to TF1. Proceeds from the sale amounted to E303.5 million for CANAL+ Group and E345 million for Vivendi Universal as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ will remain a distribution channel for Eurosport. CANAL+ had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

     Convertible Bond Issuance. On February 2, 2001, Vivendi Universal placed E457 million principal amount of bonds exchangeable for shares of Vinci, a company in which Vivendi Universal has an

8.67 percent stake. The 1 percent five-year bonds were issued at a price of E77.35, a 30 percent premium to Vinci's then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bonds, which managed the offering of the bonds, exercised their over-allotment option to purchase E70 million additional principal amount of the bonds, thus increasing the overall amount of the issuance to E527 million. Conversion of all the bonds into Vinci shares would result in the elimination of Vivendi Universal's stake in Vinci.

     Acquisition of Uproar Inc. On February 5, 2001, Flipside Inc., a subsidiary of Vivendi Universal's Publishing business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of the outstanding stock of Uproar for U.S.$3 per share, or a total consideration of U.S.$140 million. The transaction has been approved by the Boards of both companies and will make the combined entity an overall leader in interactive games on the Internet.

     Exchangeable Bond Issuance. On February 8, 2001, Vivendi Universal placed E1.809 billion principal amount of bonds exchangeable into Vivendi Environnement stock on a one for one basis. The bonds correspond to 9.3 percent of the capital stock of Vivendi Environnement. The 2 percent, five year bonds were issued at a price of E55.90, a 30 percent premium over the previous day's weighted-average price. Excluding, the 9.3 percent now allocated to the exchangeable bonds, Vivendi Universal holds 63 percent of Vivendi Environnement, and intends to maintain its majority control at this level for the long term.

     Disposition of CompuServe France. In March 2001, Vivendi Universal legalized the terms of the disposition of its interest in AOL CompuServe France.

     Acquisition of EMusic.com. On April 6, 2001, Vivendi Universal entered into an agreement to acquire all of the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer at $.57 per share. The acquisition was completed on June 14, 2001.

     Acquisition of MP3.com. On May 20, 2001, Vivendi Universal announced that it had reached an agreement in principal to acquire MP3.com, Inc. for $372 million ($5 per share) in a combined cash and stock transaction. The acquisition is subject to regulatory approval, shareholder approval, and customary closing conditions.


     Acquisition of Houghton Mifflin Company. On June 1, 2001, Vivendi Universal announced that it had reached an agreement in principle to acquire Houghton Mifflin through a cash tender offer for all of Houghton Mifflin's common stock at a price of $60 per share. The total consideration approximates $2.2 billion, including the assumption of Houghton Mifflin's average net debt of $500 million. The tender offer expired on July 6, 2001, and approximately 90% of the outstanding shares of Houghton Mifflin were tendered. Vivendi Universal accepted, and has paid for, all tendered shares. Vivendi Universal expects to complete its acquisition of Houghton Mifflin in August 2001. The acquisition is subject to regulatory approval and customary closing conditions.


     Sale of Loews Cineplex. On June 28, 2001, Universal Studios and USIBV sold their interests in Loews Cineplex to Goldman, Sachs & Co. for an aggregate purchase price of $1.00. Universal Studios intends to use the tax loss from the sale to offset gains on other capital transactions.

     Cancelation of shares. On June 28, 2001, the Vivendi Universal board authorized the cancelation of 22 million shares, reducing the number of outstanding shares by approximately 2%.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
MP3.com, Inc.

     We have audited the accompanying consolidated balance sheets of MP3.com, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999, and for the period from March 17, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of MP3.com's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MP3.com, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and for the period from March 17, 1998 (inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

San Diego, California
January 24, 2001,
except for Notes 9 and 10, as to which the date is

July 16, 2001.

                                 MP3.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 83,858    $193,192
  Short-term investments in marketable securities...........    14,988     234,789
  Accounts receivable, net of allowance for doubtful
     accounts of $1,810 and $600 in 2000 and 1999,
     respectively...........................................     4,409       6,871
  Restricted cash...........................................    30,000          --
  Unbilled receivables......................................     2,021       1,279
  Prepaid expenses and other current assets.................    11,074       6,334
  Prepaid multimedia content royalties......................     8,755          --
                                                              --------    --------
          Total current assets..............................   155,105     442,465
Property and equipment, net of accumulated depreciation.....    20,270      13,849
Prepaid marketing and promotions expense....................     3,579       2,162
Prepaid multimedia content royalties, less current
  portion...................................................    41,633          --
Strategic investments.......................................    11,410      11,983
Other non-current assets....................................     6,602       1,423
                                                              --------    --------
          Total assets......................................  $238,599    $471,882
                                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  4,767    $  5,659
  Line of credit............................................        --       1,234
  Accrued expenses..........................................    15,690       5,019
  Deferred revenues.........................................     1,104      42,361
  Reserve for litigation and copyright matters..............    42,933          --
                                                              --------    --------
          Total current liabilities.........................    64,494      54,273
Other liabilities...........................................       389          59
Commitments and contingencies (Notes 6 and 9)

Stockholders' equity:
  Preferred stock, par value $0.001 per share; 15,000,000
     authorized at December 31, 2000 and 1999, none issued
     and outstanding at December 31, 2000 and 1999..........        --          --
  Common stock, par value $0.001 per share; authorized
     300,000,000 at December 31, 2000 and 1999; 68,529,044
     and 68,620,913 issued and outstanding at December 31,
     2000 and 1999, respectively............................        69          69
  Additional paid in capital................................   501,194     477,272
  Notes receivable from stockholder.........................      (258)       (258)
  Deferred compensation.....................................    (4,945)    (18,148)
  Accumulated other comprehensive (loss) income.............       (12)      1,454
  Accumulated deficit.......................................  (322,332)    (42,839)
                                                              --------    --------
          Total stockholders' equity........................   173,716     417,550
                                                              --------    --------
          Total liabilities and stockholders' equity........  $238,599    $471,882
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 MP3.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      PERIOD FROM
                                                                                       MARCH 17,
                                                                                          1998
                                                          YEAR ENDED DECEMBER 31,    (INCEPTION) TO
                                                          -----------------------     DECEMBER 31,
                                                             2000         1999            1998
                                                          ----------    ---------    --------------
Net revenues............................................  $  80,136     $ 21,899         $1,162
Cost of revenues (excludes amortization of deferred
  compensation of $128, $256, and $--, respectively)....     15,760        9,211            215
                                                          ---------     --------         ------
Gross profit............................................     64,376       12,688            947
Operating expenses:
  Sales and marketing (excludes amortization of deferred
     compensation of $1,884, $10,952, and $380,
     respectively)......................................     71,217       23,998             79
  Engineering and product development (excludes
     amortization of deferred compensation of $2,379,
     $3,027, and $170, respectively)....................     22,447        9,417            395
  General and administrative (excludes amortization of
     deferred and other stock-based compensation of
     $7,615, $8,053, and $--, respectively).............     31,503        9,307            142
  Charge for litigation and copyright matters...........    170,000           --             --
  Costs related to acquisition activities...............      1,704           --             --
  Amortization of deferred and other stock based
     compensation.......................................     12,006       22,288            550
                                                          ---------     --------         ------
          Total operating expenses......................    308,877       65,010          1,166
                                                          ---------     --------         ------
Loss from operations....................................   (244,501)     (52,322)          (219)
Interest income (expense), net..........................     17,412       10,852             (4)
Impairment of strategic investments and loss on sale of
  short-term investments available for sale.............    (50,736)          --             --
                                                          ---------     --------         ------
Loss before minority interest and income taxes..........   (277,825)     (41,470)          (223)
Provision (benefit) for income taxes....................         --          (93)           134
Minority interest in losses of an unconsolidated
  subsidiary............................................     (1,668)      (1,105)            --
                                                          ---------     --------         ------
Net loss................................................  $(279,493)    $(42,482)        $ (357)
                                                          =========     ========         ======
Net loss per share:
  Basic and diluted.....................................  $   (4.18)    $  (0.78)        $(0.01)
                                                          =========     ========         ======
  Weighted average shares -- basic and diluted..........     66,799       54,194         26,183
                                                          =========     ========         ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 MP3.COM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               NOTES
                                                                               ADDITIONAL   RECEIVABLE
                                     PREFERRED   PREFERRED   COMMON   COMMON    PAID IN        FROM         DEFERRED
                                      SHARES       STOCK     SHARES   STOCK     CAPITAL     STOCKHOLDER   COMPENSATION
                                     ---------   ---------   ------   ------   ----------   -----------   ------------
Issuance of common stock in
 exchange for certain assets and
 liabilities.......................        --      $ --      26,179    $26      $    (26)      $  --        $     --
Exercise of stock options..........        --        --      3,071       3            (1)         --              --
Deferred compensation related to
 the grant of stock options for
 common stock......................        --        --         --      --           728          --            (728)
Amortization of deferred
 compensation......................        --        --         --      --            --          --             550
Net loss and comprehensive loss....        --        --         --      --            --          --              --
                                      -------      ----      ------    ---      --------       -----        --------
Balance at December 31, 1998.......        --        --      29,250     29           701          --            (178)
Exercise of stock options in
 exchange for notes receivable from
 stockholders......................        --        --      3,169       3           335        (338)             --
Cancellation of notes receivable
 from stockholder..................        --        --       (724)     (1)          (77)         78              --
Repayment of note receivable from
 stockholder.......................        --        --         --      --            --           2              --
Issuance of Series A, B and C
 convertible preferred stock, net
 of issuance costs of $93..........    12,872        13         --      --        60,977          --              --
Issuance of common stock in
 conjunction with the initial
 public offering, net of issuance
 costs of $23,124..................        --        --      13,697     14       360,398          --              --
Conversion of convertible preferred
 stock to common stock.............   (12,872)      (13)     19,308     19            (6)         --              --
Exercise of warrants in connection
 with promotion agreement..........        --        --        659       1         2,410          --              --
Issuance of common stock in
 connection with certain promotion
 agreements........................        --        --        112       1         2,610          --              --
Issuance of stock bonus awards.....        --        --         62      --         1,890          --              --
Contribution of common stock to
 MP3.com Foundation................        --        --        100      --           767          --              --
Exercise of common stock options...        --        --      2,988       3         5,021          --              --
Stock based charges associated with
 acceleration of stock option
 vesting...........................        --        --         --      --         4,247          --              --
Deferred compensation, net of
 forfeitures.......................        --        --         --      --        37,999          --         (37,999)
Amortization of deferred
 compensation......................        --        --         --      --            --          --          20,029
Comprehensive loss:
 Net loss..........................        --        --         --      --            --          --              --
 Net unrealized gain on marketable
   securities......................        --        --         --      --            --          --              --
                                      -------      ----      ------    ---      --------       -----        --------
       Total comprehensive loss....        --        --         --      --            --          --              --
                                      -------      ----      ------    ---      --------       -----        --------
Balance at December 31, 1999.......        --      $ --      68,621    $69      $477,272       $(258)       $(18,148)
Exercise of common stock options
 and purchases through the ESPP....        --        --        924       1         1,804          --              --
Repurchase of common stock.........        --        --      (1,016)    (1)       (2,399)         --              --
Fair value of stock options for
 common stock and warrants
 issued............................        --        --         --      --        19,243          --              --
Stock based charges associated with
 acceleration of stock option
 vesting...........................        --        --         --      --         6,471          --              --
Forfeiture of stock options........        --        --         --      --        (4,228)         --           4,228
Stock based compensation in
 connection with stock options
 granted to certain executive
 officers..........................        --        --         --      --         3,031          --              --
Amortization of deferred
 compensation......................        --        --         --      --            --          --           8,975
Comprehensive loss:
 Net loss..........................        --        --         --      --            --          --              --
 Net unrealized loss on marketable
   securities......................        --        --         --      --            --          --              --
       Total comprehensive loss....        --        --         --      --            --          --              --
                                      -------      ----      ------    ---      --------       -----        --------
Balance at December 31, 2000.......        --      $ --      68,529    $69      $501,194       $(258)       $ (4,945)
                                      =======      ====      ======    ===      ========       =====        ========

                                      ACCUMULATED
                                         OTHER                         TOTAL
                                     COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'
                                     (LOSS) INCOME     DEFICIT        EQUITY
                                     -------------   -----------   -------------
Issuance of common stock in
 exchange for certain assets and
 liabilities.......................     $    --       $      --      $      --
Exercise of stock options..........          --              --              2
Deferred compensation related to
 the grant of stock options for
 common stock......................          --              --             --
Amortization of deferred
 compensation......................          --              --            550
Net loss and comprehensive loss....          --            (357)          (357)
                                        -------       ---------      ---------
Balance at December 31, 1998.......          --            (357)           195
Exercise of stock options in
 exchange for notes receivable from
 stockholders......................          --              --             --
Cancellation of notes receivable
 from stockholder..................          --              --             --
Repayment of note receivable from
 stockholder.......................          --              --              2
Issuance of Series A, B and C
 convertible preferred stock, net
 of issuance costs of $93..........          --              --         60,990
Issuance of common stock in
 conjunction with the initial
 public offering, net of issuance
 costs of $23,124..................          --              --        360,412
Conversion of convertible preferred
 stock to common stock.............          --              --             --
Exercise of warrants in connection
 with promotion agreement..........          --              --          2,411
Issuance of common stock in
 connection with certain promotion
 agreements........................          --              --          2,611
Issuance of stock bonus awards.....          --              --          1,890
Contribution of common stock to
 MP3.com Foundation................          --              --            767
Exercise of common stock options...          --              --          5,024
Stock based charges associated with
 acceleration of stock option
 vesting...........................          --              --          4,247
Deferred compensation, net of
 forfeitures.......................          --              --             --
Amortization of deferred
 compensation......................          --              --         20,029
Comprehensive loss:
 Net loss..........................          --         (42,482)       (42,482)
 Net unrealized gain on marketable
   securities......................       1,454              --          1,454
                                        -------       ---------      ---------
       Total comprehensive loss....          --              --        (41,028)
                                        -------       ---------      ---------
Balance at December 31, 1999.......     $ 1,454       $ (42,839)     $ 417,550
Exercise of common stock options
 and purchases through the ESPP....          --              --          1,805
Repurchase of common stock.........          --              --         (2,400)
Fair value of stock options for
 common stock and warrants
 issued............................          --              --         19,243
Stock based charges associated with
 acceleration of stock option
 vesting...........................          --              --          6,471
Forfeiture of stock options........          --              --             --
Stock based compensation in
 connection with stock options
 granted to certain executive
 officers..........................          --              --          3,031
Amortization of deferred
 compensation......................          --              --          8,975
Comprehensive loss:
 Net loss..........................          --        (279,493)      (279,493)
 Net unrealized loss on marketable
   securities......................      (1,466)             --         (1,466)
       Total comprehensive loss....          --              --       (280,959)
                                        -------       ---------      ---------
Balance at December 31, 2000.......     $   (12)      $(322,332)     $ 173,716
                                        =======       =========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 MP3.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          PERIOD FROM
                                                                                         MARCH 17, 1998
                                                              YEAR ENDED DECEMBER 31,    (INCEPTION) TO
                                                              -----------------------     DECEMBER 31,
                                                                 2000         1999            1998
                                                              ----------    ---------    --------------
OPERATING ACTIVITIES:
Net loss....................................................  $(279,493)    $(42,482)        $(357)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
  Depreciation, amortization of goodwill and amortization of
    prepaid multimedia royalty licenses.....................      8,691        1,395            10
  Deferred income taxes.....................................         --          (98)           98
  Stock based charges associated with acceleration of stock
    option vesting..........................................      6,471        4,488            --
  Amortization and charges of stock based marketing.........     21,420        2,857            --
  Amortization of deferred and other stock based
    compensation............................................     12,006       22,288           550
  Stock based consulting costs..............................        127           --            --
  Charge for litigation and copyright matters...............    170,000           --            --
  Impairment of strategic investments and loss on sale of
    short-term investments available for sale...............     50,736           --            --
  Loss on sale of fixed assets..............................         91           --            --
  Contribution to the MP3.com Foundation....................         --          767            --
  Non-cash lease abandonment expense........................         --          815            --
  Changes in operating assets and liabilities:
    Restricted cash.........................................    (30,000)          --            --
    Accounts receivable.....................................      2,462       (6,578)         (224)
    Unbilled receivables....................................       (742)      (1,214)          (65)
    Prepaid expenses and other current assets...............     (3,896)      (5,353)           --
    Accounts payable........................................       (893)       5,622            25
    Accrued expenses........................................     11,437        4,674           105
    Reserve for litigation and copyright matters............   (126,229)          --            --
    Deferred revenues.......................................    (41,256)      42,405            15
                                                              ---------     --------         -----
      Cash (used in) provided by operating activities.......   (199,068)      29,586           157
INVESTING ACTIVITIES:
Purchase of property and equipment..........................    (12,912)     (15,921)          (29)
Maturities of marketable securities.........................    305,045       45,000            --
Purchases of marketable securities..........................    (99,995)    (278,335)           --
Purchases of strategic investments..........................    (39,738)     (11,983)           --
Issuance of note receivable.................................     (4,000)          --            --
Acquisition of MP3Radio.com, net of cash acquired...........     (3,816)          --            --
Prepaid multimedia content royalties........................    (51,000)          --            --
Other assets................................................     (2,010)      (2,693)          (14)
                                                              ---------     --------         -----
      Cash provided by (used in) investing activities.......     91,574     (263,932)          (43)
FINANCING ACTIVITIES:
Proceeds from notes receivable..............................         --            2            --
Repurchase of unvested common stock.........................     (2,400)          --           (73)
Payments under capital lease obligations....................         --          (14)          (19)
(Payments) proceeds from line of credit.....................     (1,234)       1,234            --
Proceeds from the issuance of convertible preferred stock,
  common stock and common stock warrants....................      1,805      426,277             2
                                                              ---------     --------         -----
      Cash (used in) provided by financing activities.......     (1,829)     427,499           (90)
                                                              ---------     --------         -----
Translation adjustment......................................        (11)          --            --
(Decrease) increase in cash and cash equivalents............   (109,334)     193,153            24
Cash and cash equivalents at beginning of period............    193,192           39            15
                                                              ---------     --------         -----
Cash and cash equivalents at end of period..................  $  83,858     $193,192         $  39
                                                              =========     ========         =====

  The accompanying notes are an integral part of these consolidated financial statements.

                                 MP3.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     MP3.com, Inc. ("MP3.com") has pioneered a revolutionary approach to the promotion and distribution of music. The MP3.com web site is a premier online music destination featuring, representing one of the largest catalogs of digital music available on the Internet today. MP3.com uses the Internet and file formats that make music files smaller to enable this growing number of artists to broadly distribute and promote their music and to enable consumers around the world to conveniently access this continually expanding music catalog. Consumers can search for, listen to and download music free of charge on the MP3.com web site. In addition to the wide variety of music distributed by artists through the MP3.com web site, consumers have a substantial amount of music already in their personal music collections that they want to access, manage and listen to in a variety of ways.

     MP3.com shares are traded on the Nasdaq National Market System under the symbol "MPPP". MP3.com was incorporated in the state of Delaware on March 17, 1998 and commenced operations on that date. MP3.com is headquartered in San Diego, California.

  Consolidation

     The consolidated financial statements include the accounts of MP3.com and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The equity and net income or loss attributable to the minority stockholder interests, which relate to MP3.com's subsidiaries, are shown separately in the consolidated balance sheets and consolidated statements of operations, respectively. Investments in entities in which MP3.com can exercise significant influence, but less than majority owned and not otherwise controlled by MP3.com, are accounted for under the equity method. Under the equity method of accounting, MP3.com's share of the investee's earnings or losses are included in the consolidated statements of operations as "Minority interest in losses of an unconsolidated subsidiary". All other investments, for which MP3.com does not have the ability to exercise significant influence or for which there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when paid.

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expense during the reporting period. Examples include provisions for returns, bad debts, valuation of privately-held strategic investments, the ultimate realizability of the prepaid multimedia content royalties and the litigation and copyright matters charge and reserve. Actual results could differ from those estimates.

  Concentration of Credit Risks

     Financial instruments that potentially subject MP3.com to significant concentration of credit risk consist primarily of cash, cash equivalents, short-term and strategic investments, and accounts receivable. Substantially all of MP3.com's cash, cash equivalents, and short-term investments are managed by three financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States and France. MP3.com maintains reserves for potential credit losses.

                                 MP3.COM, INC.

     One customer accounted for 50.4% of total net revenues for the year ended December 31, 2000. One customer accounted for 21.3% of total net revenues for the year ended December 31, 1999. Three customers accounted for 19.0%, 12.2%, and 10.3%, respectively, of total net revenues for the period from March 17, 1998 (inception) to December 31, 1998. Additionally, MP3.com obtains a significant percentage of its revenues by providing various advertising products to Internet and high technology companies.

  Cash and Cash Equivalents, Short and Long-Term Investments

     MP3.com invests its excess cash in debt instruments of the U.S. Government and its agencies, and in high-quality corporate issuers. All highly liquid instruments with an original maturity of three months or less are considered cash equivalents, and those with original maturities greater than three months on the date of purchase are considered short-term investments.

     MP3.com's short-term investments in marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, recorded in stockholders' equity as a separate component of comprehensive income. Realized gains or losses and permanent declines in value, if any, on available-for-sale securities are reported in other income or expense as incurred. As of December 31, 2000 and 1999, MP3.com recorded net unrealized (losses) gains, net of income taxes, of approximately $(12,000) and $1,454,000, respectively.

     MP3.com also invests in equity instruments of privately-held Internet and other technology companies for strategic business purposes. These investments are included in strategic investments and are accounted for under the cost method when ownership is less than 20%. For these investments, MP3.com's policy is to regularly review the underlying operating performance, cash flow forecasts, and recent private equity transactions in assessing the carrying values. MP3.com assesses and records impairment losses in these long term investments when events and circumstances indicate that such assets might be impaired. For the year ended December 31, 2000, MP3.com has recorded impairment losses of approximately $40,300,000 related to these strategic investments.

  Restricted Cash

     The restricted cash balance of $30,000,000 as of December 31, 2000 represents cash equivalents held in escrow. This restriction will expire in February 2001 unless MP3.com is proven financially insolvent. The cash equivalents are recorded at market value, which approximates cost. During the escrow period, a third party earns the interest from the escrow funds.

  Fair Value of Financial Instruments

     MP3.com's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, unbilled receivables, accounts payable, deferred revenues, accrued expenses and a line of credit. Cash equivalents and short-term investments are stated at fair value, based on quoted market prices. The estimated value of all other financial instruments at December 31, 2000 and 1999 was not materially different from the values presented in the respective balance sheets.

  Computer Software for Internal Use

     MP3.com does not sell or license the rights to future use of its software; accordingly, software development costs, consisting of internally developed software and web site development costs, are accounted for in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage

                                 MP3.COM, INC.

are capitalized. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized internal-use software development costs are included in property and equipment and are amortized on a straight-line basis over the useful lives of the related software application of up to three years. The estimated useful lives are based on planned or expected significant modification or replacement of software applications, in response to the rapid rate of change in the Internet industry and technology in general. MP3.com capitalized $1,566,000 and $410,000 of software development costs for the years ended December 31, 2000 and 1999, respectively. Depreciation associated with the capitalized software development costs totaled $422,000, $48,000 and zero for the years ended December 31, 2000 and 1999 and for the period from March 17, 1998 (inception) to December 31, 1998, respectively.

  Depreciation and Amortization

     Property and equipment is stated at historical cost and depreciated using the straight-line method over the estimated useful lives of 2 to 5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives, generally five years, or the lease term. Acquired music catalog is stated at historical cost and amortized using the straight-line method over the estimated useful life of 15 years.

  Prepaid Multimedia Content Royalties

     MP3.com has obtained multimedia content licenses for the future use of both video and audio music content from certain major recording companies. These licensing agreements provide a non-refundable prepaid royalty for a fixed term ranging from 3 to 10 years. MP3.com has capitalized the cost of these prepaid royalty arrangements for both the video and music licenses. MP3.com has recorded amortization expense at the greater of straight-line amortization or units of measure to cost of revenues for music content, and will begin to record expense for the video licenses upon both the receipt of the video content and MP3.com's use of the video content on the same basis as the music content. Periodically, MP3.com will assess these assets for impairment.

  Impairment of Long-Lived Assets

     MP3.com evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of". SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of these assets exceeds the future undiscounted cash flows attributable to these assets. MP3.com assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. MP3.com has identified no such impairment losses as of December 31, 2000. All of MP3.com's long-lived assets are located in the United States.

  Revenue Recognition

     MP3.com recognizes revenue pursuant to Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements". Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is both fixed and determinable; and (iv) collectibility is reasonably probable.

                                 MP3.COM, INC.

     MP3.com's revenues are derived from online advertising, offline advertising and electronic commerce. Online advertising revenues primarily consist of banner, button, portal and sponsorship advertisements on MP3.com's web site in addition to advertisements placed in e-mail and greeting card campaigns. Banner, button, portal, e-mail and greeting card advertisements are impression based, requiring the advertisement to be displayed or delivered a minimum number of times over the contract period. Sponsorship advertising contracts generally involve static advertisements, whereby the advertisement is continually displayed on a specified area of the MP3.com web site during the contract period. Impression based contract revenues are recognized as the impression is displayed on the MP3.com web site or delivered via e-mail or greeting card to the intended addressee. In these circumstances, MP3.com recognizes revenues as impressions are delivered. To the extent minimum guaranteed impressions are not met, MP3.com defers recognition of the corresponding revenues until the remaining guaranteed impressions are delivered. Sponsorship advertisement contract revenues are generally recognized evenly over the period in which the advertisement is displayed.

     Offline advertising revenues primarily consist of advertising sponsorships of free CD products, sweepstakes, contests and special events. Free CD product revenue is recognized upon the shipment of each CD to the registered recipient. Contest and sweepstakes revenue is recognized upon determination and notification of the contest winner. Special event revenue is recognized on the date the event occurs.

     Electronic commerce revenues primarily consist of online sales of DAM CDs and other music-related merchandise. Revenue derived from the sale of DAM CDs and music-related merchandise is recognized upon shipment at the total sales price. The portion of the sales price payable to artists as royalties is expensed to cost of revenues and accrued at the time revenue is recorded.

     Deferred revenue represents payments or billings in excess of revenue recognized. Unbilled receivables represent revenues recognized in excess of payments or billings.

     Pursuant to SAB No. 101, MP3.com recognizes revenue for multiple element arrangements by the four criteria mentioned above. Additionally, MP3.com values each element of the arrangement by using a three-month rolling average for identical or very similar products sold over the last three months for cash. In the event there is a discount or premium to the historical three-month average cash selling prices, the resulting discount or premium is allocated to each element on a pro-rata basis. MP3.com was required to adopt SAB No. 101 during the fourth quarter of 2000. There was no financial statement (including recording revenues gross versus net) effect to the adoption of SAB No. 101.

     MP3.com has entered into marketing and promotion arrangements and recognized revenue with certain parties where MP3.com has also made a strategic investment. MP3.com accounts for these arrangements under Accounting Principal Board No. 29 "Accounting for Nonmonetary Transactions" ("APB No. 29"). Under APB No. 29, the fair value of the exchange is based upon the lower of the products historically sold for cash as outlined under SAB 101 or the valuation ascribed in the strategic investment. Additionally, there must be no major uncertainties as to the realizability of the strategic investment's value. Further, all of the conditions to revenue recognition as they relate to SAB 101 must be met before revenue is ultimately recorded. During the years ended December 31, 2000 and 1999, MP3.com recognized $8,351,000 and $869,000, respectively, of revenue in connection with strategic investments.

  Engineering and Product Development Costs

     Engineering and product development costs include expenses incurred by MP3.com to manage, monitor, maintain and operate MP3.com's web site. Engineering and product development costs are expensed as incurred.

                                 MP3.COM, INC.

  Advertising Costs

     MP3.com recognizes advertising expenses in accordance with Statement of Position ("SOP") 93-7 "Reporting on Advertising Costs". As such, MP3.com expenses the costs of producing advertisements at the time the respective advertisement is first used. MP3.com does not incur any direct-response advertising costs. Advertising expense totaled approximately $4,300,000, $2,000,000 and $10,000 for the years ended December 31, 2000, 1999 and for the period from March 17, 1998 (inception) to December 31, 1998, respectively.

  Stock-Based Compensation

     MP3.com accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation". Under APB 25, compensation cost is recognized over the vesting period based on the excess, if any, on the date of grant of the deemed fair value of MP3.com's stock over the employee's exercise price. When the exercise price of the employee stock option is less than the fair value price of the underlying stock on the grant date, deferred stock compensation is recognized and amortized to expense in accordance with FASB Interpretation No. 28 over the vesting period of the individual options, generally four years. Deferred compensation for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). Accordingly, deferred compensation is determined using the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest. MP3.com has recorded amortization of deferred compensation corresponding to the grants of stock options to employees and consultants of $8,975,000, $20,029,000 and $550,000 during the years ended December 31, 2000,
1999 and for the period from March 17, 1998 (inception) to December 31, 1998, respectively.

  Net Loss Per Share

     MP3.com computes net loss per share following SFAS No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98. Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of unvested restricted common shares and incremental common shares issuable upon the exercise of stock options, are included in diluted net loss per share to the extent these shares are dilutive. Common equivalent shares are not included in the computation of dilutive net loss per share for the years ended December 31, 2000, 1999 and for the period from March 17, 1998 (inception) to December 31, 1998, because the effect would be anti-dilutive.

     Under the provisions of SAB 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

                                 MP3.COM, INC.

     The following table sets forth the computation of basic and diluted net loss per share as follows (in thousands, except per share amounts):

                                                                              PERIOD FROM
                                                                               MARCH 17,
                                                                                  1998
                                                  YEAR ENDED DECEMBER 31,    (INCEPTION) TO
                                                  -----------------------     DECEMBER 31,
                                                     2000         1999            1998
                                                  ----------    ---------    --------------
Numerator:
  Net loss......................................  $(279,493)    $(42,482)       $  (357)
Denominator:
  Weighted average shares outstanding...........     68,193       59,306         26,200
  Weighted average unvested common shares
     subject to repurchase agreements...........     (1,394)      (5,112)           (17)
                                                  ---------     --------        -------
Denominator for basic and diluted calculation...     66,799       54,194         26,183
                                                  =========     ========        =======
Net loss per share:
  Basic and diluted.............................  $   (4.18)    $  (0.78)       $ (0.01)
                                                  =========     ========        =======

     Dilutive common stock equivalents include common stock options, preferred stock, and warrants for common stock as if converted and restricted stock that has not yet fully vested. Potentially dilutive securities totaled approximately 6,733,000, 5,050,000 and 17,000 for the years ended December 31, 2000, 1999 and for the period from March 17, 1998 (inception) to December 31, 1998, respectively, and were excluded from the diluted earnings per share because of their anti-dilutive effect.

  Comprehensive Income

     MP3.com has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Net loss and other comprehensive loss, including foreign currency translation adjustments, and unrealized gains and losses on investments shall be reported, net of their related tax effect, to arrive at comprehensive loss. There were no differences between MP3.com's net loss and its total comprehensive loss for the year ended December 31, 2000 and 1999, except for net unrealized gains and losses on investments of approximately $(1,466,000) and $1,454,000, respectively.

  Segment Information

     MP3.com adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 requires public companies to report financial and descriptive information about their reportable operating segments. MP3.com identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. MP3.com believes it operates in a single business segment. Through December 31, 2000, there have been insignificant foreign operations.

                                 MP3.COM, INC.

     A summary of advertising and merchandise revenue from customers is as follows (in thousands):

                                                                   PERIOD FROM
                                                YEAR ENDED        MARCH 17, 1998
                                               DECEMBER 31,       (INCEPTION) TO
                                            ------------------     DECEMBER 31,
                                             2000       1999           1998
                                            -------    -------    --------------
Advertising...............................  $77,362    $20,493        $1,061
Merchandise...............................    2,774      1,406           101
                                            -------    -------        ------
                                            $80,136    $21,899        $1,162
                                            =======    =======        ======

  Statements of Cash Flows

     The table below discloses supplemental cash flow information and non-cash activities (in thousands):

                                                                            PERIOD FROM
                                                         YEAR ENDED        MARCH 17, 1998
                                                        DECEMBER 31,       (INCEPTION) TO
                                                      -----------------     DECEMBER 31,
                                                       2000      1999           1998
                                                      -------   -------    --------------
Supplemental disclosures of cash flow information:
  Interest paid.....................................  $    75   $   119         $  3
                                                      =======   =======         ====
  Taxes received (paid).............................  $   126   $  (171)        $ (1)
                                                      =======   =======         ====
Supplemental schedule of non-cash activities:
  Unrealized (loss) gain on marketable securities,
     net............................................  $(1,466)  $ 1,454         $ --
                                                      =======   =======         ====
  Issuance of common stock, stock options for common
     stock and common stock warrants for marketing,
     promotions and compensation....................  $19,243   $ 6,692         $ --
                                                      =======   =======         ====
  Stock based compensation associated with the
     acceleration of stock option vesting...........  $ 6,471   $ 4,247         $ --
                                                      =======   =======         ====
  Reduction in deferred compensation associated with
     stock option forfeitures.......................  $ 4,228   $    --         $ --
                                                      =======   =======         ====
  Other stock-based compensation....................  $ 3,031   $   369         $ --
  Common stock issued for notes receivable..........  $    --   $   338         $ --
                                                      =======   =======         ====
  Cancellation of stockholder notes receivable......  $    --   $    78         $ --
                                                      =======   =======         ====
  Contribution of common shares to the MP3.com
     Foundation.....................................  $    --   $   767         $ --
                                                      =======   =======         ====
  Deferred compensation, net of forfeitures.........  $    --   $37,999         $728
                                                      =======   =======         ====
  Property and equipment acquired under capital
     leases.........................................  $    --   $    --         $ 33
                                                      =======   =======         ====

  Recent Accounting Pronouncements

     In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of FASB Statement No. 133" ("SFAS No. 137"). The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 137 now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires

                                 MP3.COM, INC.

MP3.com to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of December 31, 2000, MP3.com did not hold any derivative instruments, except a warrant which had a full impairment reserve, or conduct any hedging activities. Therefore, there is no anticipated impact to the consolidated financial statements for the adoption of SFAS No. 133 and 137.

2. BALANCE SHEET SUPPLEMENTARY DISCLOSURE

     Property and equipment consist of the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            2000       1999
                                                           -------    -------
Compact disc database....................................  $ 1,251    $   385
Computer equipment.......................................   15,936      8,321
Software.................................................    2,874      1,461
Office furniture and equipment...........................    4,331      3,711
Leasehold improvements...................................    3,613      1,310
                                                           -------    -------
                                                            28,005     15,188
Accumulated depreciation.................................   (7,735)    (1,339)
                                                           -------    -------
                                                           $20,270    $13,849
                                                           =======    =======

     During the year ended December 31, 1999, MP3.com incurred a lease abandonment charge of $815,000 when it moved to its new facilities. This charge includes a write-off of certain furniture and leasehold improvements of $795,000, net of accumulated depreciation of $66,000.

     Accrued expenses consist of the following (in thousands):

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000       1999
                                                            -------    ------
Accrued compensation and related expenses.................  $ 6,560    $1,848
Accrued marketing and promotion expenses..................      797       480
Accrued professional fees.................................    1,914       499
Accrued artist earnings...................................    3,021       694
Other accrued liabilities.................................    3,398     1,498
                                                            -------    ------
                                                            $15,690    $5,019
                                                            =======    ======

                                 MP3.COM, INC.

3. INVESTMENTS

  Marketable Securities

     At December 31, 2000 and 1999, short-term investments in marketable securities were classified as available-for-sale as follows (in thousands):

                                                           DECEMBER 31, 2000
                                          ---------------------------------------------------
                                            GROSS        GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
                                            COSTS        GAINS         LOSSES      FAIR VALUE
                                          ---------    ----------    ----------    ----------
Short-term Investments:
  Corporate debt securities.............   $ 9,734        $254                      $ 9,988
  U.S. government and agencies..........     5,000          --           --           5,000
                                           -------        ----           --         -------
                                           $14,734        $254                      $14,988
                                           =======        ====           ==         =======
Cash Equivalents:
  Commercial paper......................   $42,257        $ 23           --         $42,280
  Money market fund.....................    22,970          --           --          22,970
  U.S. government and agencies..........    19,987           7           --          19,994
                                           -------        ----           --         -------
                                           $85,214        $ 30                      $85,244
                                           =======        ====           ==         =======

                                                           DECEMBER 31, 1999
                                          ---------------------------------------------------
                                            GROSS        GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
                                            COSTS        GAINS         LOSSES      FAIR VALUE
                                          ---------    ----------    ----------    ----------
Short-term Investments:
  Corporate debt securities.............  $151,384       $   22         $23         $151,383
  U.S. government and agencies..........    68,655            1          --           68,656
  Publicly traded equity securities.....    13,347        1,403          --           14,750
                                          --------       ------         ---         --------
                                          $233,386       $1,426         $23         $234,789
                                          ========       ======         ===         ========
Cash Equivalents:
  Commercial paper......................  $102,962       $   37          --         $102,999
  Money market fund.....................    17,307           --          --           17,307
  U.S. government and agencies..........    72,959           14          --           72,973
                                          --------       ------         ---         --------
                                          $193,228       $   51                     $193,279
                                          ========       ======         ===         ========

As of December 31, 2000 and 1999, the balance sheet caption "cash and cash equivalents" included a book cash deficit of approximately $1,386,000 and $87,000, respectively.

                                 MP3.COM, INC.

     MP3.com holds a warrant in a publicly traded company. At December 31, 1999, the warrant was classified as available-for-sale marketable securities and reported at fair value with unrealized gains recorded in stockholders' equity as comprehensive income. As of December 31, 1999, the fair value of the warrant was determined using the Black-Scholes model based on the following assumptions:

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Risk free interest rate.....................................       5.5%
Expected life (years).......................................       4.0
Dividend yield..............................................       1.0%
Expected volatility.........................................      46.7%
Public price of common stock................................     $8.09

During the year ended December 31, 2000, MP3.com fully reserved for the impairment of the warrant as the decline in the stock price was determined to be other than temporary.

     The contractual maturities of debt securities classified as available-for-sale as of December 31, 2000 and 1999 are as follows (in thousands):

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
Due within one year....................................  $100,232    $408,365
Due after one year through two years...................        --       4,953
                                                         --------    --------
                                                         $100,232    $413,318
                                                         ========    ========

Realized gains and losses were immaterial to MP3.com's financial results for the years ended December 31, 2000 and 1999.

  Investments in Strategic Investments and Joint Venture

     Investments in joint ventures and other companies that MP3.com does not control but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Equity method investments are stated at their cost of acquisition adjusted for MP3.com's equity in undistributed net income (loss) since the date of acquisition. Investments that the MP3.com does not control and does not have the ability to exercise significant influence over operating and financial policies are accounted for by the cost method. Cost method investments are carried at their cost of acquisition. Cost method investments in publicly traded companies or securities are subsequently marked to market with unrealized gains and losses, net of income taxes, reported as a component of accumulated other comprehensive income (loss) within stockholders' equity in the balance sheets.

     During the year ended December 31, 2000 and 1999, MP3.com purchased a number of investments focused on establishing strategic business relationships. These investments provided MP3.com with equity ownership interests in Internet and other technology-based companies in exchange for $39,700,000 and $25,300,000 in cash, respectively.

     Subsequent to an investment purchase, MP3.com evaluates whether subsequent events and circumstances indicate that the carrying amount of such investment is impaired. If a decline in fair value of the investment below its cost basis is judged to be other than temporary, the investment is considered to be impaired, and the carrying amount of the investment is written down to fair value as a new cost basis. The new cost basis is not changed for subsequent recovery, if any, in the fair value of the investment. MP3.com's future results of operations for a quarter or a year could be materially affected by a future write down in the carrying amount of these investments to recognize an impairment loss due to an other than temporary decline in the value of these investments. As of December 31, 2000, such impairments have occurred resulting in impairment losses of approximately $40,300,000.

                                 MP3.COM, INC.

4. RELATED PARTY TRANSACTIONS


     On January 25, 1999, MP3.com loaned one of its executive officers $260,000 which was used to exercise an option to purchase 2,437,500 shares of common stock that was granted to him under MP3.com's 1998 Equity Incentive Plan. The loan, as amended, is a full recourse note secured by 187,500 shares of MP3.com's common stock that bears interest at 4.64% and is due in January 2003. During the year ended December 31, 1999, payments totaling approximately $2,000 were made to repay an amount equal to the par value of the shares purchased. No payments were received during the year ended December 31, 2000.


     During the years ended December 31, 2000 (until his resignation as of October 19, 2000) and 1999, the Chairman of Gateway, Inc. ("Gateway") held a seat on the Board of Directors of MP3.com. During this same period of time, MP3.com purchased approximately $628,000 and $510,000 of computers and computer related equipment from Gateway, respectively.

     In October 2000, MP3.com entered into a three year consulting agreement with a member of the Board of Directors. In connection with the consulting agreement, this member will receive an annual consulting fee of $450,000 payable monthly and an option to purchase 125,000 shares of MP3.com common stock at the fair market value of MP3.com's common stock price on the grant date. The option was issued pursuant to MP3.com's Amended and Restated 1998 Equity Incentive Plan. The options vested 25% immediately with the remaining shares vesting in four quarterly increments over the course of one year. See Note 7 for the accounting of the stock option.

     In October and November 2000, MP3.com's Chairman and Chief Executive Officer issued an option on shares he directly owns to certain executive officers of MP3.com to purchase an aggregate of 2,500,000 shares of MP3.com common stock. The options are fully vested, have a term of five years and were issued at a discount from fair market value of the MP3.com common stock price on the grant date. See Note 7 for the accounting for these stock options.

5. ACQUISITION


     In April 2000, MP3.com agreed to purchase 53.5% of mp3radio.com, a joint venture with Cox Interactive Media, Inc., that it did not own. MP3.com paid approximately $4,000,000 in cash, received tangible net assets of $47,000 and assumed liabilities of $231,000. During the transition period ending June 30, 2000, the costs of relocating the joint venture's operations to San Diego were shared pro rata based upon the parties' existing ownership percentages and included in minority interest in losses of an unconsolidated subsidiary. The acquisition was completed during the third quarter of 2000 and was accounted for under the purchase method of accounting. The excess purchase price over fair value of net assets acquired was generally allocated to assembled work force; URLs, trademarks and trade names; radio station agreements; and goodwill. The excess purchase price over fair value of the assets acquired of approximately $4,000,000 will be amortized over the following periods using the straight-line method as follows (in thousands):


INTANGIBLE ASSET                                         AMOUNT      LIFE
----------------                                         ------    ---------
Assembled work force...................................  $   50    12 months
URL's, trademarks and trade names......................  $  200    24 months
Radio station agreement................................  $1,250    12 months
Goodwill...............................................  $2,500    24 months

     The operating results of mp3radio.com have been included in the consolidated statement of operations from the date of acquisition. The results of operations for mp3radio.com in 2000 were insignificant to

                                 MP3.COM, INC.

MP3.com. Therefore, the pro forma net revenues, operating loss, net loss, net loss per share -- basic, and net loss per share -- diluted are not disclosed.

6. LEASE COMMITMENTS

     MP3.com leases its facilities and some of its furniture under noncancellable operating leases, expiring at various dates through March 2009.

     Future minimum annual lease payments under noncancellable operating leases at December 31, 2000 are as follows (in thousands):

YEAR ENDED DECEMBER 31,                                       OPERATING LEASES
-----------------------                                       ----------------
2001........................................................      $ 1,980
2002........................................................        2,048
2003........................................................        1,984
2004........................................................        1,914
2005........................................................        1,509
Thereafter..................................................        3,045
                                                                  -------
Minimum lease payments......................................      $12,480
                                                                  =======

     Rent expense totaled $2,414,000, $896,000 and $10,000 for the years ended December 31, 2000 and 1999, and for the period from March 17, 1998 (inception) to December 31, 1998, respectively.

7. STOCKHOLDERS' EQUITY

  Common Stock

     In July 1999, the Board of Directors authorized a 3-for-2 stock split of all outstanding common stock. All share and per share information has been retroactively restated to reflect the stock splits.

     In July 1999, MP3.com completed its initial public offering of common stock. A total of 13,697,233 shares were sold at a price of $28.00 per share. The offering resulted in net proceeds to MP3.com of approximately $360.4 million, net of an underwriting fee of $20.6 million and offering expenses of $2.5 million. Upon the closing of MP3.com's initial public offering, all 12,871,681 shares of the Series A, B, and C Convertible Preferred Stock converted into 19,307,516 shares of common stock.

  Stock Options

     During 1998, MP3.com adopted the Founders Stock Option Plan (the "Founders Plan") and the 1998 Equity Incentive Plan (the "Incentive Plan") for the granting of both incentive and non-qualified stock options. In February 2000, MP3.com adopted the 2000 Equity Incentive Plan (the "2000 Plan"). The 1998 Equity Incentive Plan was subsequently amended and restated in 1999 and 2000. Under the plans, incentive stock options may be granted to employees, directors, and officers of MP3.com and non-qualified stock options may be granted to consultants, employees, directors, and officers of MP3.com. Options granted under the plans are for periods not to exceed ten years, and must be issued at prices not less than 100% and 50%, for incentive and nonqualified stock options, respectively, of the fair value of the stock on the date of grant, as determined by the Board of Directors. Options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair value of the stock on the date of grant, as determined by the Board of Directors.

                                 MP3.COM, INC.

     The Founders Plan reserved 3,071,250 shares of common stock for grants to founders of MP3.com. During 1998, all of the shares reserved in the Founders Plan were granted, and in December 1998 all of the shares were exercised at $0.001 per share. The Founders shares were obtained by an early exercise and are subject to be repurchased by MP3.com at the original exercise price. As of December 31, 2000, there were 2,022,789 shares exercised and vested, 415,905 were repurchased and cancelled and 632,556 shares could be repurchased by MP3.com.

     The Incentive Plan reserved 22,500,000 shares, as amended, of common stock for granting to employees and non-employees of MP3.com. Grants under the Incentive Plan generally vest over four years with 25% of the shares vesting on the first anniversary of the grant and 1/36 of the remaining shares vesting in equal installments monthly for the following 36 months.

     The 2000 Plan contains the same provisions as the Incentive Plan with the exception that the grant of common shares are nonstatutory stock options to employees of MP3.com and no more than 40% of the shares reserved under the 2000 Plan may be granted to existing executive officers of MP3.com. The 2000 Plan reserved 1,100,000 shares of common stock for grant.

     The following table summarizes MP3.com's stock option activity for the Founders Plan, Incentive Plan and 2000 Plan:

                                                                            WEIGHTED AVERAGE
                                            AVAILABLE FOR      OPTIONS       EXERCISE PRICE
                                                GRANT        OUTSTANDING       PER SHARE
                                            -------------    -----------    ----------------
Balance at March 17, 1998 (inception).....            --             --              --
  Shares reserved.........................     9,821,250             --              --
  Shares granted..........................    (3,071,250)     3,071,250          $0.001
  Shares exercised........................            --     (3,071,250)         $0.001
                                             -----------     ----------          ------
Balance as of December 31, 1998...........     6,750,000             --              --
  Increase in shares available............     6,000,000             --              --
  Shares granted..........................   (13,106,260)    13,106,260          $ 8.28
  Shares exercised........................            --     (5,769,479)         $ 0.85
  Shares forfeited........................       902,600       (902,600)         $ 3.66
                                             -----------     ----------          ------
Balance as of December 31, 1999...........       546,340      6,434,181          $15.53
  Increase in shares available............    10,600,000             --              --
  Shares granted..........................    (8,653,881)     8,653,881          $ 8.51
  Shares exercised........................            --       (827,981)         $ 0.54
  Shares forfeited........................     1,423,235     (1,423,235)         $16.65
                                             -----------     ----------          ------
Balance as of December 31, 2000...........     3,915,694     12,836,846          $11.55
                                             ===========     ==========          ======

     For the period from March 17, 1998 (inception) to December 31, 1998, the weighted average exercise price and weighted average grant date fair value for options to purchase 2,193,750 shares of common stock that were granted at exercise prices less than deemed fair value were approximately $0.001 and $0.33, respectively. The remaining options to purchase 877,500 shares of common stock were granted at exercise prices equal to the fair value. For the year ended December 31, 1999, the weighted average grant date fair value for options granted at exercise prices less than fair value was approximately $4.93 and 2,641,260 options were granted at exercise prices equal to or in excess of fair value.

                                 MP3.COM, INC.

     The following table summarizes information about stock options outstanding as of December 31, 2000:

                         OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                 ------------------------------------   ----------------------
                                WEIGHTED
                                 AVERAGE     WEIGHTED                 WEIGHTED
                                REMAINING    AVERAGE                  AVERAGE
                   NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES  OUTSTANDING      LIFE        PRICE     OUTSTANDING    PRICE
---------------  -----------   -----------   --------   -----------   --------
$ 0.11 - $12.13   8,167,216        9.3        $ 3.53     1,054,254     $ 2.40
$13.50 - $31.13   2,786,155        9.2        $17.59       244,701     $22.44
$31.56 - $55.63   1,883,475        8.9        $37.37       524,136     $37.69
                 ----------        ---        ------     ---------     ------
                 12,836,846        9.2        $11.55     1,823,091     $15.23
                 ==========        ===        ======     =========     ======

     In October and November 2000, MP3.com's Chairman and Chief Executive Officer issued an option on shares he directly owns to certain executive officers of MP3.com to purchase an aggregate of 2,500,000 shares of MP3.com common stock. The options are fully vested, have a term of five years and were issued at a discount from fair market value of the MP3.com common stock price on the grant date. Pursuant to Interpretation No. 1 to Accounting Principles Board No. 25, MP3.com has accounted for these stock options as if MP3.com had granted them. Therefore, MP3.com has recognized the intrinsic value of approximately $3,031,000, the difference between the exercise price and the fair market value of MP3.com common stock on the grant date as stock-based compensation during the year ended December 31, 2000.

     In October 2000, MP3.com entered into a three year consulting agreement with a member of the board of directors. In connection with the consulting agreement, the director also received an option to purchase 125,000 shares of MP3.com common stock at the fair market value of MP3.com common stock price on the grant date. The option was issued pursuant to MP3.com's Amended and Restated 1998 Equity Incentive Plan. The option vested 25% immediately with the remaining shares vesting in four quarterly increments. MP3.com accounts for the option pursuant to SFAS 123 and EITF 96-18. SFAS 123 and EITF 96-18 requires that the compensation amount should be measured at the end of each period for the fair value that vests during the given period. Changes in the quoted market value should be reflected as an adjustment of the compensation expense in the periods which the changes occur. During the year ended December 31, 2000, MP3.com recognized approximately $77,000 in stock-based compensation associated to these options granted to the director.

  Employee Stock Purchase Plan


     In May 1999, MP3.com's Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 300,000 shares of common stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of MP3.com's common stock on every January 31 and July 31. The price of the common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of the offering period or the specified purchase date. There were approximately 97,000 and zero shares purchased under the Purchase Plan during the years ended December 31, 2000 and 1999, respectively.


  Warrants for Common Stock

     In May 2000, in connection with a legal consulting agreement, MP3.com issued a five year warrant for the purchase of 75,000 shares of common stock. As of the date of grant, the warrant was fully vested and non-forfeitable and provided for an exercise price of $13.45 per share. The warrant is deemed to have a fair value of approximately $794,000 using the Black-Scholes method of valuation. The $794,000 was

                                 MP3.COM, INC.

included in the charge for litigation and copyright matters of $170 million. MP3.com calculated the minimum fair value of the warrant on the grant date using the following assumptions:

Fair value of common stock on the date of issuance..........  $11.00
Risk-free interest rate.....................................    5.50%
Expected life (in years)....................................     5.0
Dividend yield..............................................       0%
Expected volatility.........................................   184.5%


     In December 2000, MP3.com issued three warrants for the purchase of an aggregate of 2,400,000 shares of common stock. As of the date of grant, each warrant is fully vested and non-forfeitable. The warrants in aggregate were deemed to have a fair value of approximately $10,528,000 using the Black-Scholes method of valuation reduced by the receipt of $200,000 in cash. The deemed fair value of $10,328,000 was included in sales and marketing expense for the year ended December 31, 2000. The general terms of the warrants and the calculated fair value of the warrant on the grant date using the following Black-Scholes assumptions are as follows:


                                                   WARRANT #1    WARRANT #2    WARRANT #3
                                                   ----------    ----------    ----------
Terms............................................    1 year        1 year        1 year
Number of shares exercisable.....................   800,000       800,000       800,000
Exercise prices..................................     $6.50         $7.25         $7.25
Fair value of common stock on the date of
  issuance.......................................    $5.688        $5.688        $5.688
Risk-free interest rates.........................      6.25%         6.25%         6.25%
Expected lives (in years)........................       1.0           2.0           3.0
Dividend yields..................................         0%            0%            0%
Expected volatilities............................     184.5%        184.5%        184.5%

     In November 2000, MP3.com issued three warrants for the purchase of an aggregate of 3,000,000 shares of common stock. As of the grant date, each warrant is fully vested and non-forfeitable. The warrants in aggregate were deemed to have a fair value of approximately $7,750,000 using the Black-Scholes method of valuation. The deemed fair value of $7,750,000 was included in sales and marketing for the year ended December 31, 2000. The general terms of the warrants and the calculated fair value of the warrant on the grant date using the following Black-Scholes assumptions are as follows:

                                                   WARRANT #1    WARRANT #2    WARRANT #3
                                                   ----------    ----------    ----------
Terms............................................     1 year       2 years       3 years
Number of shares exercisable.....................  1,000,000     1,000,000     1,000,000
Exercise prices..................................      $3.75         $5.00         $5.00
Fair value of common stock on the date of
  issuance.......................................     $3.375        $3.375        $3.375
Risk-free interest rates.........................       6.25%         6.25%         6.25%
Expected lives (in years)........................        1.0           2.0           3.0
Dividend yields..................................          0%            0%            0%
Expected volatilities............................      184.5%        184.5%        184.5%

  Pro Forma Disclosures

     Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if MP3.com accounted for its employee stock options and stock purchase plan under the fair value method of SFAS No. 123. The compensation cost associated with MP3.com's stock-based compensation plans, determined using the minimum value method prescribed by SFAS 123, did not result in a material

                                 MP3.COM, INC.

difference from the reported net loss for the period from March 17, 1998 (inception) to December 31, 1998.

     MP3.com calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS 123 using the following assumptions:

                                                                            PERIOD FROM
                                                                             MARCH 17,
                                                            YEAR ENDED          1998
                                                           DECEMBER 31,    (INCEPTION) TO
                                                           ------------     DECEMBER 31,
                                                           2000    1999         1998
                                                           ----    ----    --------------
Risk-free interest rates.................................  6.0%    5.3%         5.5%
Expected lives (in years)................................  4.0     4.6          5.0
Dividend yields..........................................    0%      0%           0%
Expected volatilities....................................  170%    107%           0%

     The effect of compensation cost on net losses and losses per share for the year ended December 31, 2000 and 1999 is as follows (in thousands, except per share amounts):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------    ---------
Net loss as reported........................................  $(279,493)    $(42,482)
                                                              =========     ========
Pro forma net loss under SFAS 123...........................  $(291,645)    $(47,341)
                                                              =========     ========
Pro forma net loss per share, basic and diluted under SFAS
  123.......................................................  $   (4.37)    $  (0.87)
                                                              =========     ========
Weighted average fair value of options granted..............  $    7.96     $   6.26
                                                              =========     ========

Because grants of additional stock options are expected to occur each year, the above pro forma disclosures are not representative of pro forma effects on reported financial results for future years.

  Common Stock Reserved

     The following represents the number of common shares reserved for future issuances:

                                                                NUMBER OF
                                                              COMMON SHARES
                                                              -------------
Warrants for common stock...................................    5,475,000
Options for common stock....................................   16,752,540
Employee Stock Purchase Plan................................      203,423
                                                               ----------
     Total..................................................   22,430,963
                                                               ==========

8. INCOME TAXES

     MP3.com accounts for income taxes following the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", under which the liability method is used to calculate deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                                 MP3.COM, INC.

     The (benefit) provision for income taxes is as follows (in thousands):

                                                                           PERIOD FROM
                                                                            MARCH 17,
                                                          YEAR ENDED           1998
                                                         DECEMBER 31,     (INCEPTION) TO
                                                        --------------     DECEMBER 31,
                                                        2000      1999         1998
                                                        ----      ----    --------------
Current:
  Federal.............................................            $(93)        $ 28
  State...............................................    --        --            7
                                                        ----      ----         ----
          Total current...............................    --       (93)          35
Deferred:
  Federal.............................................    --        --           77
  State...............................................    --        --           22
                                                        ----      ----         ----
          Total deferred..............................    --        --           99
                                                        ----      ----         ----
(Benefit) provision for income taxes..................            $(93)        $134
                                                        ====      ====         ====

     Significant components of the net deferred tax assets are shown below (in thousands). A valuation allowance of $106,033,000 and $6,078,000 has been established at December 31, 2000 and 1999, respectively, as realization of such assets is uncertain.

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000        1999
                                                              ---------    ------
Deferred tax assets:
  Net operating loss........................................  $  76,350    $5,723
  Reserve for litigation and copyright matters..............     20,908        --
  Warrants..................................................      7,231        --
  Other reserves and accruals...............................      1,730       409
                                                              ---------    ------
          Total deferred tax assets.........................    106,219     6,132
Deferred tax liabilities:
  Depreciation..............................................       (186)      (42)
  Other.....................................................         --       (12)
                                                              ---------    ------
          Total deferred tax liabilities....................       (186)      (54)
                                                              ---------    ------
          Total deferred tax assets.........................    106,033     6,078
Valuation allowance.........................................   (106,033)   (6,078)
                                                              ---------    ------
Net deferred tax assets.....................................  $      --    $   --
                                                              =========    ======

                                 MP3.COM, INC.

     A reconciliation of income taxes at the statutory federal income tax rate to the provision for income taxes is as follows (in thousands):

                                                                                PERIOD FROM
                                                                                 MARCH 17,
                                                                                    1998
                                                   YEAR ENDED DECEMBER 31,     (INCEPTION) TO
                                                   ------------------------     DECEMBER 31,
                                                      2000          1999            1998
                                                   ----------    ----------    --------------
U.S. federal taxes at the statutory rate.........   $(95,028)     $(14,099)         $(76)
State taxes, net of federal benefit..............    (11,258)           12            20
Non-deductible amortization of deferred
  compensation...................................      4,082         7,578           187
Non-deductible stock based compensation..........      2,200         1,780            --
Change in valuation allowance....................     99,955         4,578            --
Other non-deductible expenses....................         49            58             3
                                                    --------      --------          ----
                                                    $     --      $    (93)         $134
                                                    ========      ========          ====

     As of December 31, 2000, MP3.com has federal net operating loss carryforwards of approximately $200,000,000 expiring through 2020 and state net operating loss carryforwards of approximately $190,000,000 expiring through 2007. The utilization of these loss carryforwards may be limited by certain events including an ownership change as defined by the Internal Revenue Code. Deferred tax assets relating to net operating loss carryforwards as of December 31, 2000 include approximately $350,000 associated with stock option activity for which subsequent recognizable tax benefits, if any, will be credited directly to shareholders' equity.

9. LEGAL PROCEEDINGS

  Copyright Litigation

     Major Label Lawsuits. On January 21, 2000, ten major recording companies filed a copyright infringement lawsuit against MP3.com, Inc. in the United States District Court for the Southern District of New York (the "Major Label Lawsuit"). The complaint alleged that MP3.com, in connection with certain content available in its My.MP3 service, made unauthorized copies of tens of thousands of audio CDs in violation of the Copyright Act. On April 28, 2000, the court granted plaintiffs' motion for summary judgment and held that MP3.com was liable for infringing plaintiffs' copyrights, and the litigation proceeded with discovery on the issues of willfulness and damages. On May 10, 2000, MP3.com disabled all content within the My.MP3 service except as expressly authorized by the copyright holders.

     Between June and August 2000, MP3.com entered into settlement and license agreements with Warner Music Group, BMG Entertainment, Sony Music, and Capitol Records, Inc. (EMI), which together represented eight of the ten major recording companies that filed the Major Label Lawsuit. The settlement agreements provide for a settlement amount to be paid in cash by MP3.com in exchange for a release from the settling plaintiffs and their affiliated entities (as defined in the settlement agreements) of all claims related to the lawsuit and the My.MP3 service. "Most-favored-nation" provisions in these settlement agreements require additional settlement amounts to be paid under certain circumstances.

     As a result of these settlements, the Major Label Lawsuit was limited to a dispute with UMG Recordings, Inc., which represented two of the original plaintiffs. A trial in the case was held from August 28 through September 6, 2000 on the issues of willfulness and damages. After hearing evidence, the court ruled on September 6, 2000 that MP3.com had willfully infringed UMG's copyrights and awarded damages to UMG in an amount of $25,000 per CD. The Court then scheduled a period to allow MP3.com to conduct discovery concerning the certificates of registration for which plaintiffs sought damages. On November 16, 2000, UMG made a motion for entry of judgment in the amount of

                                 MP3.COM, INC.

$53,400,000 in statutory damages, costs, and attorneys' fees, which MP3.com did not oppose. As a result, a judgment in that amount was entered.

     MP3.com has also entered into a license agreement with UMG. Subject to certain affirmative obligations of MP3.com and other terms and conditions regarding the implementation of the My.MP3 service, MP3.com is permitted to utilize the recordings owned by Warner Music Group, BMG Entertainment, Sony Music, EMI, and UMG as part of the My.MP3 service. The license agreements have terms of approximately three to ten years, and provide for payment of a one-time fee each time a licensor's recording is added to a separate My.MP3 account. These licenses also provide for on-going royalty payments based on the greater of (i) a specified percentage of net revenues generated from or in connection with the My.MP3 service or (ii) a specified amount accrued each time a licensor's recording is streamed from My.MP3. Although MP3.com has obtained license agreements permitting the use of recordings from BMG Entertainment, Warner Music Group, Sony Music, UMG, EMI, and certain other independent labels, there can be no guarantee that MP3.com will be able to secure similar license agreements from any other recording company.

     Other Record Label Lawsuits. Over the course of 2000 and 2001, some other entities filed lawsuits against MP3.com based on the same set of allegations as the Major Label Lawsuit. These include: Tee Vee Toons, Inc.; Zomba Recording Corp. (the "Zomba case"); Koch Entertainment and Velvel Records LLC (the "Koch case"); EMusic.com, Inc., Fuel 2000 Records, Spinart, Inc., Gig Records, Fearless Records, and Invisible Records (the "EMusic case"); and Unity Entertainment Corporation (the "Unity" case). Additionally, several independent labels have sent MP3.com demand letters alleging similar claims.


     A jury trial in the Tee Vee Toons case commenced on March 26, 2001. Prior to trial, in reliance on the Court's rulings in the Major Label Lawsuit, the issues of infringement, fair use, and willfulness were adjudicated against MP3.com. As a result, the jury trial was limited to the issue of damages. The trial concluded on April 6, 2001. The jury considered 145 copyright certificates and returned a verdict which the Court tabulated as totaling $292,968. Subsequently, two jurors contacted the Court to inform it that the verdict decided upon by the jurors contained discrepancies. The Court interviewed all the jurors and set a briefing schedule on the issue of the jury's verdict. On June 19, 2001, the Court declared a mistrial, and set a new trial date of November 5, 2001. On June 26, 2001, MP3.com filed a motion to certify the ruling to the Court of Appeals pursuant to 28 U.S.C. sec. 1292(b). Tee Vee Toons' response papers were filed on June 29, 2001.



     Discovery in the Zomba case closed June 4, 2001. The final pre-trial conference is scheduled for August 10, 2001, and the case is set for trial on September 5, 2001. Like the Tee Vee Toons case, the trial in the Zomba case will be limited to only the issue of damages. The Koch case has been settled and the case is now closed. The complaint in the EMusic case was filed on December 14, 2000. MP3.com's response to the complaint was filed on February 8, 2001. On June 20, 2001, MP3.com and EMusic filed a stipulation of dismissal of their claims against each other without prejudice. The dismissal was entered by the Court on June 21, 2001. Plaintiffs' counsel has moved to withdraw as counsel to the remaining plaintiffs. The Court will hear the motion on July 23, 2001. The Unity case, which purports to be brought on behalf of Unity, an independent record company whose works were allegedly used in the My.MP3 service, and all other similarly situated entities or individuals, was filed on November 7, 2000. MP3.com answered the Complaint on January 16, 2001. On April 16, 2001, the Court entered an order denying plaintiffs' motion for class certification without prejudice to a renewal of the motion within 45 days. Unity did not renew its motion within the 45 day deadline. Thus, the case may proceed as an individual action only based on the Unity sound recordings allegedly infringed by MP3.com.


     Publisher Lawsuits. On March 14, 2000, two large music publishing companies, MPL Communications, Inc. and Peer International Corporation, with the assistance of The Harry Fox Agency, Inc. ("HFA"), filed a copyright infringement lawsuit against MP3.com in the United States District Court for

                                 MP3.COM, INC.

the Southern District of New York (the "MPL/Peer case"). The complaint alleged that MP3.com, in connection with its My.MP3 service, made unauthorized copies of audio CDs containing plaintiffs' copyrighted works in violation of the Copyright Act, and that MP3.com, in connection with the streaming of audio content to users of the My.MP3 service, continued to make unauthorized digital phonorecords in violation of the Copyright Act. The complaint further alleged that MP3.com's actions constituted unauthorized copying and willful infringement of plaintiffs' copyrights. Plaintiffs sought damages (including statutory damages of up to $150,000 per violation) and injunctive relief prohibiting MP3.com from operating its My.MP3 service or any other service that uses unauthorized reproductions of plaintiffs' copyrighted works.

     On October 17, 2000, MP3.com, the National Music Publishers' Association, Inc., and its licensing subsidiary, HFA, entered into a preliminary agreement to be approved by individual HFA music publisher-principals for settlement and use of musical compositions on the My.MP3 service for a three year term. As a result, MPL and Peer settled the MPL/Peer case with MP3.com, and a stipulation of dismissal with prejudice was subsequently signed by the parties on December 28, 2000 and entered by the Court on January 2, 2001.

     The three-year licensing arrangement provided that MP3.com would pay up to $30,000,000 to HFA for the benefit of up to 25,000 music publishers and their songwriter partners, to be allocated to two equal funds. One fund was used to pay HFA publisher-principals for past uses of music on the My.MP3 service, in exchange for a release from HFA publisher-principals and their affiliated entities of all claims related to those asserted in the MPL/Peer case and the use of their compositions on the My.MP3 service. The other fund provides advance payments toward royalties earned under the prospective license. The terms of the prospective license call for a payment of one-quarter cent each time a song is streamed on demand to a customer from his or her My.MP3 locker, along with a one-time fee per track added to the My.MP3 service. The preliminary agreement with HFA was finalized on February 28, 2001. Approximately 78% of the publisher-principals HFA represents accepted and are bound by the settlement agreement and approximately 90% accepted and are bound by the licensing agreement. In April 2001, HFA refunded to MP3.com approximately $4,600,000 pursuant to the agreement, representing approximately $3,200,000 and $1,400,000 for the proportion of HFA publisher-principals that did not settle or license content to MP3.com, respectively.


     Zomba Enterprises, Inc. has filed its own music publishing case against MP3.com making allegations like those set forth in the MPL/Peer case. The case is set for trial on September 5, 2001. In the second quarter of 2001, similar publisher lawsuits were filed by Randy Newman, Tom Waits, and Ann and Nancy Wilson (the "Newman case") and Major Bob Music, Inc., Rio Bravo Music, Inc., Castle Bound Music Inc., Dream Catcher Music, Inc., and Moon Catcher Music, Inc (the "Major Bob case"). The Newman case was filed on May 7, 2001 in the United States District Court for the Central District of California. MP3.com filed its answer to the complaint on June 15, 2001. The Major Bob case was filed on May 14, 2001. MP3.com filed its answer to the complaint on June 28, 2001. The individual officers and directors of MP3.com who are also named as defendants have not yet responded to the complaint. Additionally, several other publishers, not affiliated with HFA, have sent MP3.com demand letters alleging similar claims. In view of the Court's rulings in the Tee Vee Toons and Zomba cases, there is a substantial risk that the issues of infringement, fair use, and willfulness may be adjudicated against MP3.com in any and all publisher cases. This would mean that MP3.com would only be able to litigate the issue of damages.


     Artists' Class Action. On April 12, 2000, several artists filed a class action lawsuit in the United States District Court for the Southern District of New York against MP3.com and several major recording companies that claimed to own copyrights in sound recordings featuring the artists. The complaint alleged that the recording company defendants in the Major Label Lawsuit claimed rights in plaintiffs' recordings

                                 MP3.COM, INC.

that they did not possess. In particular, the complaint alleged that the recording company defendants did not possess any copyright protections with respect to plaintiffs' pre-1972 published and pre-1978 unpublished recordings, did not possess the right to digitally transmit plaintiffs' pre-1996 recordings over the Internet, and did not possess the right to control the conversion of plaintiffs' recordings into mp3 files. The complaint further alleged that MP3.com has used the names and likenesses of plaintiffs without their consent or authorization and in a deceptive manner, in violation of the federal Lanham Act, the New York Civil Rights Law, and unspecified unfair competition and misappropriation laws. In their prayer for relief, plaintiffs asked to have their class action certified, to be awarded unspecified damages and attorneys' fees, to have the defendants enjoined from using plaintiffs' names and likenesses to promote downloading music over the Internet, and to receive declaratory relief regarding plaintiffs' rights in their pre- and post-1972 recordings. On August 28, 2000, the Court issued an oral ruling dismissing all claims against MP3.com. On December 7, 2000, judgment was entered dismissing, with prejudice, the federal claims against the defendants. All state claims were dismissed for lack of an independently sufficient jurisdictional basis. Plaintiffs filed a Notice of Appeal on January 5, 2001. Briefing on the appeal concluded June 11, 2001. Oral argument on the appeal has not yet been scheduled but is anticipated to occur after October 21, 2001.

     Copyright Settlement Discussions; Charge to Operations. MP3.com has pursued and continues to actively pursue settlement discussions with the various plaintiffs and claimants in the cases and disputes discussed above. The decision whether to enter into settlement and/or license agreements with each party will be based upon a number of factors related to both the lawsuits and MP3.com's business in general. MP3.com cannot guarantee that it will be able to enter into any additional settlement agreements on terms favorable to MP3.com, if at all, or that any settlement or license agreement will prove beneficial to its business or stockholders. During the year ended December 31, 2000, MP3.com recorded a charge for litigation and copyright matters of $170,000,000. The charge for litigation and copyright matters represented its estimate of the total costs to be incurred only in connection with the resolution of the various litigation and copyright matters associated with the My.MP3 service, including the lawsuits filed by major recording companies and other parties. Copyright issues associated with the My.MP3 service also include but are not limited to publishing rights, non-major label content, and legal and advisory fees. This charge did not reflect or include any amounts paid or payable in connection with forward-looking licenses to use music recordings or compositions in connection with the My.MP3 service. This charge reflects management's expectations as of the date of this filing, and is based on currently available information as well as significant assumptions made by management regarding the various litigation and copyright matters. Cash payments for the settlements and judgments discussed above and other payments have reduced the cumulative amount reserved as a result of this charge to approximately $43,000,000 as of December 31, 2000. MP3.com cannot guarantee that future events or results will conform to its expectations or assumptions regarding the various litigation and copyright matters. If these expectations and significant assumptions prove to be erroneous in light of future events, the actual amounts incurred by MP3.com to resolve all copyright matters related to the My.MP3 service could be materially different than those recorded as of December 31, 2000, and could far exceed the resources and market capitalization of MP3.com.

  Class Action and Derivative Lawsuits

     MP3.com and certain of its employees, officers, and directors have been named as defendants in several lawsuits alleging violations of the federal securities laws. The complaints, which were filed between September 19, 2000 and November 15, 2000 in the United States District Court for the Southern District of California, each purport to be brought on behalf of a class of stockholders. The complaints allege that MP3.com and the other defendants violated the federal securities laws by issuing materially false and misleading statements and failing to disclose material information regarding its My.MP3 service and the

                                 MP3.COM, INC.

litigation surrounding the service. Between September 14, 2000 and October 26, 2000, certain stockholders of MP3.com filed shareholder derivative suits against MP3.com and certain of its employees, officers, and directors in the Superior Court of the State of California, County of San Diego. These complaints allege various statutory and common law claims relating to the My.MP3 service, including breach of fiduciary duty, abuse of control, constructive fraud, gross mismanagement, unjust enrichment, and waste of corporate assets. MP3.com did not record a charge related to these claims during the year ended December 31, 2000.



     MP3.com and the representatives of the various plaintiffs for both the class action lawsuits and derivative lawsuit executed Stipulations of Settlement dated as of March 20, 2001 ("Stipulations"). Under the terms of the Stipulations, the defendants, while continuing to deny all liability, have paid into an escrow account $35,000,000 and agreed to issue 2.5 million shares of MP3.com common stock which MP3.com valued at $5,391,000, in exchange for complete dismissals and releases of all claims with prejudice. The escrow amount and the 2.5 million shares of common stock will be governed by the Stipulations. The distribution of the escrow amount and the 2.5 million shares will not occur prior to March 31, 2002, except under certain circumstances, including the sale or other acquisition of MP3.com prior to the distribution of the 2.5 million shares of common stock, in which case the stock will be treated equally with all other outstanding shares of MP3.com common stock. In addition, under the Stipulations, MP3.com agreed to institute certain corporate governance enhancements. On June 29, 2001, the State Superior Court issued final approval of the settlement of the derivative cases. The Federal District Court issued final approval of the settlement of the class action on July 11, 2001.


     Charge Related to Class Action and Derivative Lawsuits. Subsequent to December 31, 2000, in light of the settlements of the class action and derivative lawsuits, MP3.com recorded a charge of $41,428,000. The charge includes the cash paid into the escrow account, the value of the 2.5 million shares of common stock to be issued, and other legal costs. While the charge of $41,428,000 excludes any potential recovery from its insurance carriers, MP3.com is seeking to recover from its carriers the full amount of the settlement together with its legal expenses. National Union has agreed to pay its policy limit of $5,000,000 towards the securities case, but such amount has not yet been paid. Prior to receiving payment from National Union, MP3.com is required to provide certain releases. Currently, MP3.com is reviewing those releases. If MP3.com receives insurance proceeds, MP3.com will record the recovery as a gain in the statement of operations caption "Charge related to class action and derivative lawsuits".

  IPO Allocation Cases.

     During May and June 2001, MP3.com and certain of its current and former directors and officers were named defendants in seven similar class actions pending in federal district court in the Southern District of New York. The complaints allege that the prospectus and registration statement in MP3.com's initial public offering contained materially false and misleading statements related to underwriting fees, commissions and other economic benefits connected with the offering, including alleged tie-in arrangements between the underwriters and their customers. The complaints allege causes of action under Sections 11, 12(2) and 15 of the Securities Act of 1933, as well as Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934. Similar cases have been filed against a number of other companies and their underwriters. There has been no activity in any of these cases to date.

  Other Litigation

     MP3.com is also involved in other legal matters and claims of various types, and from time to time MP3.com may also be involved in litigation relating to claims arising out of its operations in the normal course of business.

                                 MP3.COM, INC.

     In particular, the music industry in the United States is generally regarded as extremely litigious in nature compared to other industries. As a result, in the future MP3.com may be engaged in litigation with others in the music industry, including those entities with whom MP3.com has ongoing license arrangements. For example, some of the major recording companies that settled their portion of the Major Label Lawsuit with MP3.com have asserted in writing that they believe the amount paid by MP3.com to UMG in satisfaction of the Court's judgment, together with the concurrent issuance of warrants to UMG, triggered additional payments to them under the "most favored nations" clause in their settlement agreement with MP3.com. Although MP3.com does not believe they are entitled to any such additional payments, there can be no assurances that MP3.com will be successful in ultimately concluding this particular matter in an amicable fashion, or defending any resulting lawsuit. As a result, MP3.com may be forced to defend one or more lawsuits on this and other issues in the future, and in fact may be involved in a number of litigation proceedings with the same group of related plaintiffs. MP3.com has not recorded any charge related to any claims for additional "most favored nations" payments as of December 31, 2000.

     There can be no assurances that MP3.com will be successful in ultimately defending any of these lawsuits, and MP3.com may be required to pay license fees or substantial damages, including statutory, punitive, or other damages that far exceed the resources and overall market capitalization of MP3.com, in which event MP3.com might have to significantly limit or terminate its business operations, particularly because MP3.com's business is not yet profitable. At the rate of $25,000 per work (which is the per CD amount of statutory damages awarded by the court in the Major Label Lawsuit), MP3.com's aggregate potential liability resulting from all of its copyright litigation proceedings could exceed one billion dollars. If successful, any one of these lawsuits could seriously harm MP3.com's business by forcing MP3.com to cease providing services to its consumers or requiring MP3.com to pay monetary damages. Even if unsuccessful, these lawsuits still can harm MP3.com's business severely by damaging its reputation, requiring MP3.com to incur legal costs, lowering MP3.com's stock price and public demand for MP3.com's stock, and diverting management's attention away from MP3.com's primary business activities in general.

10. SUBSEQUENT EVENTS

     In April 2001, MP3.com loaned its chief executive officer approximately $4,820,000. The loan is secured by no less than 19,700,000 shares of MP3.com Common Stock held by the officer and certain other assets, and accrues interest at 6.75%. Principal and interest are due in April 2002 or earlier if there is a change of control of MP3.com, such as the merger discussed below.

     In May 2000, MP3.com entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vivendi Universal, a societe anonyme organized under the laws of France ("Vivendi Universal"), and Metronome Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Vivendi Universal ("Sub"). Pursuant to the Merger Agreement, MP3.com will be merged with and into Sub (the "Merger"), with Sub continuing as the surviving corporation and as a wholly-owned subsidiary of Vivendi Universal. At the effective time of the Merger, each issued and outstanding share of common stock of MP3.com will be converted into, at the option of the holder thereof, the right to receive either
(i) $5 in cash, or (ii) a number of Vivendi Universal shares (in the form of American Depositary Receipts) having a value of $5, subject to aggregate transaction consideration caps of 50% cash consideration and 50% share consideration, which may result in proration. The Merger has been structured as a reorganization under the Internal Revenue Code of 1986, as amended, that is planned to be tax-free to MP3.com stockholders to the extent they receive Vivendi Universal shares.

     The Board of Directors of MP3.com has unanimously approved the Merger. In addition, stockholders of MP3.com who beneficially own in the aggregate over approximately 50% of MP3.com common stock entered into a Stockholder Agreement dated May 20, 2001, pursuant to which these stockholders have

                                 MP3.COM, INC.

agreed to vote their shares in favor of the Merger and against any competing proposal. The Merger is subject to approval by MP3.com's stockholders, the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions. The Merger is anticipated to close during the third quarter of 2001.


11. QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE
AMOUNTS)

                                                                  QUARTER ENDED
                                             -------------------------------------------------------
                                             MARCH 31,    JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                             ---------    ---------    -------------    ------------
1999
Net revenue................................  $    666     $   1,911      $  4,051         $ 15,271
Gross profit...............................  $    460     $   1,100      $  2,364         $  8,764
Net loss...................................  $ (1,406)    $  (6,343)     $(19,869)        $(14,864)
Net loss per share -- basic and diluted....  $  (0.05)    $   (0.22)     $  (0.33)        $  (0.23)
Shares used in the per share
  calculation -- basic and diluted.........    27,537        28,838        60,333           63,316
2000
Net revenue................................  $ 17,495     $  20,178      $ 20,459         $ 22,004
Gross profit...............................  $ 13,739     $  16,366      $ 16,713         $ 17,558
Net loss...................................  $(18,137)    $(177,068)     $(48,700)        $(35,588)
Net loss per share -- basic and diluted....  $  (0.28)    $   (2.71)     $  (0.74)        $  (0.54)
Shares used in the per share
  calculation -- basic and diluted.........    64,628        65,384        65,989           66,509

                                 MP3.COM, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 91,211       $  83,858
  Short-term investments in marketable securities...........         --          14,988
  Accounts receivable, net..................................      4,812           4,409
  Restricted cash...........................................         --          30,000
  Unbilled receivables......................................      1,259           2,021
  Prepaid expenses and other current assets.................     12,990          11,074
  Prepaid multimedia content royalties......................      9,056           8,755
                                                               --------       ---------
          Total current assets..............................    119,328         155,105
Property and equipment, net of accumulated depreciation.....     19,428          20,270
Prepaid marketing and promotions expense, net of accumulated
  amortization..............................................      3,511           3,579
Prepaid multimedia content royalties, net of accumulated
  amortization, less current portion........................     39,691          41,633
Strategic investments.......................................     11,410          11,410
Other non-current assets....................................      5,998           6,602
                                                               --------       ---------
          Total assets......................................   $199,366       $ 238,599
                                                               ========       =========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $  4,810       $   4,767
  Accrued expenses..........................................     14,721          15,690
  Deferred revenues.........................................      1,654           1,104
  Reserve for litigation and copyright matters..............     43,399          42,933
                                                               --------       ---------
          Total current liabilities.........................     64,584          64,494
Other liabilities...........................................        427             389
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $0.001 per share; 15,000,000
     authorized at March 31, 2001 and December 31, 2000;
     none issued and outstanding at March 31, 2001 and
     December 31, 2000......................................         --              --
  Common stock, par value $0.001 per share; 300,000,000
     authorized at March 31, 2001 and December 31, 2000;
     68,664,790 and 68,529,044 issued and outstanding at
     March 31, 2001 and December 31, 2000, respectively.....         69              69
  Additional paid in capital................................    501,125         501,194
  Common shares issuable....................................      5,391              --
  Note receivable from stockholder..........................       (258)           (258)
  Deferred compensation.....................................     (3,501)         (4,945)
  Accumulated other comprehensive loss......................        (11)            (12)
  Accumulated deficit.......................................   (368,460)       (322,332)
                                                               --------       ---------
          Total stockholders' equity........................    134,355         173,716
                                                               --------       ---------
          Total liabilities and stockholders' equity........   $199,366       $ 238,599
                                                               ========       =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 MP3.COM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                  THREE MONTHS ENDED
                                                              --------------------------
                                                               MARCH 31,      MARCH 31,
                                                                 2001           2000
                                                              -----------    -----------
                                                                     (UNAUDITED)
Net revenues................................................  $    21,750    $    17,495
Cost of revenues (excludes amortization of deferred
  compensation of $--and $71, respectively).................        4,875          3,756
                                                              -----------    -----------
     Gross profit...........................................       16,875         13,739
Operating expenses:
  Sales and marketing (excludes deferred compensation
     amortization of $321 and $591, respectively)...........       10,491         17,002
  Engineering and product development (excludes deferred
     compensation amortization of $325 and $805,
     respectively)..........................................        5,595          5,279
  General and administrative (excludes deferred compensation
     amortization of $325 and $2,935, respectively).........        6,218          7,762
  Charge related to class action and derivative lawsuits....       41,428             --
  Amortization of deferred compensation.....................          971          4,402
  Costs related to acquisition activities...................           --          1,704
                                                              -----------    -----------
          Total operating expenses..........................       64,703         36,149
                                                              -----------    -----------
Loss from operations........................................      (47,828)       (22,410)
Interest income, net........................................        1,700          5,678
                                                              -----------    -----------
Loss before minority interest...............................      (46,128)       (16,732)
Minority interest in losses of an unconsolidated
  subsidiary................................................           --          1,405
                                                              -----------    -----------
Net loss....................................................  $   (46,128)   $   (18,137)
                                                              ===========    ===========
Net loss per share:
  Basic and diluted.........................................  $     (0.69)   $     (0.28)
                                                              ===========    ===========
  Weighted average shares -- basic and diluted..............   66,929,000     64,628,000
                                                              ===========    ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 MP3.COM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                THREE MONTHS ENDED
                                                              ----------------------
                                                              MARCH 31,    MARCH 31,
                                                                2001         2000
                                                              ---------    ---------
                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net loss....................................................  $(46,128)    $(18,137)
Adjustments to reconcile net loss to cash used in operating
  activities:
  Depreciation, amortization of goodwill and amortization of
     prepaid multimedia royalty licenses....................     4,581        1,158
  Amortization of deferred compensation.....................       971        4,402
  Charge related to class action and derivative lawsuits
     (non-cash portion).....................................     5,391           --
  Stock based charges associated with the acceleration of
     stock option vesting...................................        --        6,030
  Amortization of stock based marketing.....................        --          208
  Loss on sale of fixed assets..............................        --           19
  Changes in operating assets and liabilities:
     Restricted cash........................................    30,000           --
     Accounts receivable....................................      (403)         813
     Unbilled receivables...................................       762          466
     Prepaid expenses and other current assets..............     2,743          552
     Accounts payable.......................................        43       (3,580)
     Accrued expenses.......................................      (931)       9,339
     Reserve for litigation and copyright matters...........    (2,776)          --
     Deferred revenue.......................................       550       (4,290)
                                                              --------     --------
       Cash used in operating activities....................    (5,197)      (3,020)
INVESTING ACTIVITIES:
Purchase of property and equipment..........................    (1,227)      (5,571)
Maturities of marketable securities, net....................    14,977       74,385
Purchases of prepaid multimedia content royalties...........    (1,626)          --
Purchases of strategic investments..........................        --      (31,637)
Other assets................................................        10       (1,845)
                                                              --------     --------
Cash provided by investing activities.......................    12,134       35,332
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock..................       404          975
Repurchase of unvested common stock.........................        --       (2,400)
Payments on line of credit..................................        --         (217)
                                                              --------     --------
Cash provided by (used in) financing activities.............       404       (1,642)
                                                              --------     --------
Translation adjustment......................................        12           --
Increase in cash and cash equivalents.......................     7,353       30,670
Cash and cash equivalents at beginning of period............    83,858      193,192
                                                              --------     --------
Cash and cash equivalents at end of period..................  $ 91,211     $223,862
                                                              ========     ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid...............................................  $     --     $     27
                                                              ========     ========
Taxes paid..................................................  $      5     $     --
                                                              ========     ========
SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:
Unrealized loss on marketable securities, net...............  $      1     $  5,773
                                                              ========     ========
Reduction in deferred compensation associated with stock
  option forfeitures........................................  $    473     $  3,558
                                                              ========     ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 MP3.COM, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 MARCH 31, 2001

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company


     MP3.com, Inc. ("MP3.com") has created a unique and robust technology infrastructure designed to facilitate the storage, management, promotion, and delivery of digital music. As a Music Service Provider (MSP), the company is dedicated to providing consumers access to music when they want it, where they want it, using any web-enabled device. MP3.com's web site hosts large catalogs of digital music available on the Internet. Dedicated to growing the digital music space, MP3.com's products and services include on-demand Subscription Music Channels, an innovative Business Music Services program, a Radio Services program and others. Additionally, through MP3.com's MSP technology initiative and its Music InterOperating System, MP3.com is partnering with a variety of forward-looking businesses to expand its digital music strategy.


     MP3.com shares of Common Stock are listed for trading on the Nasdaq National Market System under the symbol "MPPP". MP3.com was incorporated in the state of Delaware on March 17, 1998 and commenced operations on that date. MP3.com is headquartered in San Diego, California.

  Basis of Presentation

     The accompanying condensed consolidated financial statements as of March 31, 2001 and for the three months ended March 31, 2001 and 2000 are unaudited and have been prepared by MP3.com pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information included, in accordance with generally accepted accounting principles. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such SEC rules and regulations. The consolidated results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2001. Certain prior period amounts have been reclassified to conform to the current period presentation.

  Principles of Consolidation

     The consolidated financial statements include the accounts of MP3.com and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The equity and net income or loss attributable to the minority stockholder interests which relate to MP3.com's subsidiaries are shown separately in the consolidated balance sheets and consolidated statements of operations, respectively. Investments in entities over which MP3.com can exercise significant influence, but which are less than majority owned and not otherwise controlled by MP3.com, are accounted for under the equity method. Under the equity method of accounting, MP3.com's share of the investee's earnings or losses are included in consolidated statements of operations as "Minority interest in losses of an unconsolidated subsidiary". All other investments, either in entities over which MP3.com does not have the ability to exercise significant influence or for which there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of

                                 MP3.COM, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for returns, bad debts, valuation of privately held strategic investments, the ultimate realizability of the prepaid multimedia content royalties, the reserve for litigation and copyright matters and the charge and reserve for class action and derivative lawsuits. Actual results could differ from those estimates.

  Net Loss Per Share

     MP3.com computes net loss per share following SFAS No. 128 "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of unvested restricted common shares, incremental common shares issuable upon the exercise of stock options, and common shares issuable upon the exercise of warrants for common stock, are included in diluted net loss per share to the extent these shares are dilutive. Common equivalent shares are not included in the computation of dilutive net loss per share for the three months ended March 31, 2001 and 2000 because the effect would be anti-dilutive.

     Under the provisions of SAB 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

     The following table sets forth the computation of basic and diluted net loss per share as follows (in thousands, except share and per share data):

                                                                THREE MONTHS ENDED
                                                            --------------------------
                                                             MARCH 31,      MARCH 31,
                                                               2001           2000
                                                            -----------    -----------
Numerator:
  Net loss................................................  $   (46,128)   $   (18,137)
Denominator:
  Weighted average shares outstanding.....................   68,615,000     67,811,000
  Weighted average unvested common shares subject to
     repurchase agreements................................   (1,686,000)    (3,183,000)
                                                            -----------    -----------
Denominator for basic and diluted calculation.............   66,929,000     64,628,000
                                                            ===========    ===========
Net loss per share:
  Basic and diluted.......................................  $     (0.69)   $     (0.28)
                                                            ===========    ===========

     Diluted common stock equivalents include common stock options, warrants for common stock as if converted and restricted stock that has not yet fully vested. Potentially dilutive securities totaled approximately 2,635,000 and 9,753,000 common shares as of March 31, 2001 and 2000, respectively, and were excluded from historical diluted earnings per share because of their anti-dilutive effect.

  Comprehensive Income

     MP3.com has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting comprehensive income and its components in consolidated financial statements. Comprehensive income includes all changes in equity (net assets) during a period

                                 MP3.COM, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

from non-owner sources. Net loss and other comprehensive loss, including foreign currency translation adjustments, and unrealized gains and losses on investments shall be reported, net of their related tax effect, to arrive at comprehensive loss. There was no difference between MP3.com's net loss and its total comprehensive loss for the three months ended March 31, 2001 and 2000, except for unrealized losses on investments of approximately $1,000 and $5,773,000, respectively.

  Segment Information

     MP3.com has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 requires public companies to report financial and descriptive information about their reportable operating segments. MP3.com identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. MP3.com believes it operates in a single business segment. Through March 31, 2001, MP3.com has had insignificant foreign operations.

     A summary of advertising and non-advertising revenue from customers is as follows (in thousands):

                                                           THREE MONTHS ENDED
                                                               MARCH 31,
                                                           ------------------
                                                            2001       2000
                                                           -------    -------
Advertising..............................................  $20,011    $14,584
Non-advertising..........................................    1,739      2,911
                                                           -------    -------
                                                           $21,750    $17,495
                                                           =======    =======

NOTE 2 -- LEGAL PROCEEDINGS

  Copyright Litigation

     Major Label Lawsuits. On January 21, 2000, ten major recording companies filed a copyright infringement lawsuit against MP3.com, Inc. in the United States District Court for the Southern District of New York (the "Major Label Lawsuit"). The complaint alleged that MP3.com, in connection with certain content available in its My.MP3 service, made unauthorized copies of tens of thousands of audio CDs in violation of the Copyright Act. On April 28, 2000, the court granted plaintiffs' motion for summary judgment and held that MP3.com was liable for infringing plaintiffs' copyrights, and the litigation proceeded with discovery on the issues of willfulness and damages. On May 10, 2000, MP3.com disabled all content within the My.MP3 service except as expressly authorized by the copyright holders.

     Between June and August 2000, MP3.com entered into settlement and license agreements with Warner Music Group, BMG Entertainment, Sony Music, and Capitol Records, Inc. (EMI), which together represented eight of the ten major recording companies that filed the Major Label Lawsuit. The settlement agreements provide for a settlement amount to be paid in cash by MP3.com in exchange for a release from the settling plaintiffs and their affiliated entities (as defined in the settlement agreements) of all claims related to the lawsuit and the My.MP3 service. "Most-favored-nation" provisions in these settlement agreements require additional settlement amounts to be paid under certain circumstances.

     As a result of these settlements, the Major Label Lawsuit was limited to a dispute with UMG Recordings, Inc., which represented two of the original plaintiffs. A trial in the case was held from August 28 through September 6, 2000 on the issues of willfulness and damages. After hearing evidence, the court ruled on September 6, 2000 that MP3.com had willfully infringed UMG's copyrights and awarded damages to UMG in an amount of $25,000 per CD. The Court then scheduled a period to allow MP3.com to conduct discovery concerning the certificates of registration for which plaintiffs sought damages. On November 16, 2000, UMG made a motion for entry of judgment in the amount of

                                 MP3.COM, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$53,400,000 in statutory damages, costs, and attorneys' fees, which MP3.com did not oppose. As a result, a judgment in that amount was entered.

     MP3.com has also entered into a license agreement with UMG. Subject to certain affirmative obligations of MP3.com and other terms and conditions regarding the implementation of the My.MP3 service, MP3.com is permitted to utilize the recordings owned by Warner Music Group, BMG Entertainment, Sony Music, EMI, and UMG as part of the My.MP3 service. The license agreements have terms of approximately three to ten years, and provide for payment of a one-time fee each time a licensor's recording is added to a separate My.MP3 account. These licenses also provide for on-going royalty payments based on the greater of (i) a specified percentage of net revenues generated from or in connection with the My.MP3 service or (ii) a specified amount accrued each time a licensor's recording is streamed from My.MP3. Although MP3.com has obtained license agreements permitting the use of recordings from BMG Entertainment, Warner Music Group, Sony Music, UMG, EMI, and certain other independent labels, there can be no guarantee that MP3.com will be able to secure similar license agreements from any other recording company.

     Other Record Label Lawsuits. Over the course of 2000 and 2001, some other entities filed lawsuits against MP3.com based on the same set of allegations as the Major Label Lawsuit. These include: Tee Vee Toons, Inc.; Zomba Recording Corp. (the "Zomba case"); Koch Entertainment and Velvel Records LLC (the "Koch case"); EMusic.com, Inc., Fuel 2000 Records, Spinart, Inc., Gig Records, Fearless Records, and Invisible Records (the "EMusic case"); and Unity Entertainment Corporation (the "Unity" case). Additionally, several independent labels have sent MP3.com demand letters alleging similar claims.

     A jury trial in the Tee Vee Toons case commenced on March 26, 2001. Prior to trial, in reliance on the Court's rulings in the Major Label Lawsuit, the issues of infringement, fair use, and willfulness were adjudicated against MP3.com. As a result, the jury trial was limited to the issue of damages. The trial concluded on April 6, 2001. The jury considered 145 copyright certificates and returned a verdict which the Court tabulated as totaling $292,968. Subsequently, two jurors contacted the Court to inform it that the verdict decided upon by the jurors contained discrepancies. The Court interviewed all the jurors and set a briefing schedule on the issue of the jury's verdict. On June 19, 2001, the Court declared a mistrial, and set a new trial date of November 5, 2001. On June 26, 2001, MP3.com filed a motion to certify the ruling to the Court of Appeals pursuant to 28 U.S.C. sec. 1292(b). Tee Vee Toons' response papers were filed on June 29, 2001.


     Discovery in the Zomba case closed June 4, 2001. The final pre-trial conference is scheduled for August 10, 2001, and the case is set for trial on September 5, 2001. Like the Tee Vee Toons case, the trial in the Zomba case will be limited to only the issue of damages. The Koch case has been settled and the case is now closed. The complaint in the EMusic case was filed on December 14, 2000. MP3.com's response to the complaint was filed on February 8, 2001. On June 20, 2001, MP3.com and EMusic filed a stipulation of dismissal of their claims against each other without prejudice. The dismissal was entered by the Court on June 21, 2001. Plaintiffs' counsel has moved to withdraw as counsel to the remaining plaintiffs. The Court will hear the motion on July 23, 2001. The Unity case, which purports to be brought on behalf of Unity, an independent record company whose works were allegedly used in the My.MP3 service, and all other similarly situated entities or individuals, was filed on November 7, 2000. MP3.com answered the Complaint on January 16, 2001. On April 16, 2001, the Court entered an order denying plaintiffs' motion for class certification without prejudice to a renewal of the motion within 45 days. Unity did not renew its motion within the 45 day deadline. Thus, the case may proceed as an individual action only based on the Unity sound recordings allegedly infringed by MP3.com.


     Publisher Lawsuits. On March 14, 2000, two large music publishing companies, MPL Communications, Inc. and Peer International Corporation, with the assistance of The Harry Fox Agency, Inc. ("HFA"), filed a copyright infringement lawsuit against MP3.com in the United States District Court for

                                 MP3.COM, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the Southern District of New York (the "MPL/Peer case"). The complaint alleged that MP3.com, in connection with its My.MP3 service, made unauthorized copies of audio CDs containing plaintiffs' copyrighted works in violation of the Copyright Act, and that MP3.com, in connection with the streaming of audio content to users of the My.MP3 service, continued to make unauthorized digital phonorecords in violation of the Copyright Act. The complaint further alleged that MP3.com's actions constituted unauthorized copying and willful infringement of plaintiffs' copyrights. Plaintiffs sought damages (including statutory damages of up to $150,000 per violation) and injunctive relief prohibiting MP3.com from operating its My.MP3 service or any other service that uses unauthorized reproductions of plaintiffs' copyrighted works.

     On October 17, 2000, MP3.com, the National Music Publishers' Association, Inc., and its licensing subsidiary, HFA, entered into a preliminary agreement to be approved by individual HFA music publisher-principals for settlement and use of musical compositions on the My.MP3 service for a three year term. As a result, MPL and Peer settled the MPL/Peer case with MP3.com, and a stipulation of dismissal with prejudice was subsequently signed by the parties on December 28, 2000 and entered by the Court on January 2, 2001.

     The three-year licensing arrangement provided that MP3.com would pay up to $30,000,000 to HFA for the benefit of up to 25,000 music publishers and their songwriter partners, to be allocated to two equal funds. One fund was used to pay HFA publisher-principals for past uses of music on the My.MP3 service, in exchange for a release from HFA publisher-principals and their affiliated entities of all claims related to those asserted in the MPL/Peer case and the use of their compositions on the My.MP3 service. The other fund provides advance payments toward royalties earned under the prospective license. The terms of the prospective license call for a payment of one-quarter cent each time a song is streamed on demand to a customer from his or her My.MP3 locker, along with a one-time fee per track added to the My.MP3 service. The preliminary agreement with HFA was finalized on February 28, 2001. Approximately 78% of the publisher-principals HFA represents accepted and are bound by the settlement agreement and approximately 90% accepted and are bound by the licensing agreement. In April 2001, HFA refunded to MP3.com approximately $4,600,000 pursuant to the agreement, representing approximately $3,200,000 and $1,400,000 for the proportion of HFA publisher-principals that did not settle or license content to MP3.com, respectively.


     Zomba Enterprises, Inc. has filed its own music publishing case against MP3.com making allegations like those set forth in the MPL/Peer case. The case is set for trial on September 5, 2001. In the second quarter of 2001, similar publisher lawsuits were filed by Randy Newman, Tom Waits, and Ann and Nancy Wilson (the "Newman case") and Major Bob Music, Inc., Rio Bravo Music, Inc., Castle Bound Music Inc., Dream Catcher Music, Inc., and Moon Catcher Music, Inc (the "Major Bob case"). The Newman case was filed on May 7, 2001 in the United States District Court for the Central District of California. MP3.com filed its answer to the complaint on June 15, 2001. The Major Bob case was filed on May 14, 2001. MP3.com filed its answer to the complaint on June 28, 2001. The individual officers and directors of MP3.com who are also named as defendants have not yet responded to the complaint. Additionally, several other publishers, not affiliated with HFA, have sent MP3.com demand letters alleging similar claims. In view of the Court's rulings in the Tee Vee Toons and Zomba cases, there is a substantial risk that the issues of infringement, fair use, and willfulness may be adjudicated against MP3.com in any and all publisher cases. This would mean that MP3.com would only be able to litigate the issue of damages.


     Artists' Class Action. On April 12, 2000, several artists filed a class action lawsuit in the United States District Court for the Southern District of New York against MP3.com and several major recording companies that claimed to own copyrights in sound recordings featuring the artists. The complaint alleged that the recording company defendants in the Major Label Lawsuit claimed rights in plaintiffs' recordings that they did not possess. In particular, the complaint alleged that the recording company defendants did

                                 MP3.COM, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

not possess any copyright protections with respect to plaintiffs' pre-1972 published and pre-1978 unpublished recordings, did not possess the right to digitally transmit plaintiffs' pre-1996 recordings over the Internet, and did not possess the right to control the conversion of plaintiffs' recordings into mp3 files. The complaint further alleged that MP3.com has used the names and likenesses of plaintiffs without their consent or authorization and in a deceptive manner, in violation of the federal Lanham Act, the New York Civil Rights Law, and unspecified unfair competition and misappropriation laws. In their prayer for relief, plaintiffs asked to have their class action certified, to be awarded unspecified damages and attorneys' fees, to have the defendants enjoined from using plaintiffs' names and likenesses to promote downloading music over the Internet, and to receive declaratory relief regarding plaintiffs' rights in their pre- and post-1972 recordings. On August 28, 2000, the Court issued an oral ruling dismissing all claims against MP3.com. On December 7, 2000, judgment was entered dismissing, with prejudice, the federal claims against the defendants. All state claims were dismissed for lack of an independently sufficient jurisdictional basis. Plaintiffs filed a Notice of Appeal on January 5, 2001. Briefing on the appeal concluded June 11, 2001. Oral argument on the appeal has not yet been scheduled but is anticipated to occur after October 21, 2001.

     Copyright Settlement Discussions; Charge to Operations. MP3.com has pursued and continues to actively pursue settlement discussions with the various plaintiffs and claimants in the cases and disputes discussed above. The decision whether to enter into settlement and/or license agreements with each party will be based upon a number of factors related to both the lawsuits and MP3.com's business in general. MP3.com cannot guarantee that it will be able to enter into any additional settlement agreements on terms favorable to MP3.com, if at all, or that any settlement or license agreement will prove beneficial to its business or stockholders. During the year ended December 31, 2000, MP3.com recorded a charge for litigation and copyright matters of $170,000,000. The charge for litigation and copyright matters represented MP3.com's estimate of the total costs to be incurred only in connection with the resolution of the various litigation and copyright matters associated with the My.MP3 service, including the lawsuits filed by major recording companies and other parties. Copyright issues associated with the My.MP3 service also include but are not limited to publishing rights, non-major label content, and legal and advisory fees. This charge did not reflect or include any amounts paid or payable in connection with forward-looking licenses to use music recordings or compositions in connection with the My.MP3 service. This charge reflects management's expectations as of the date of this filing, and is based on currently available information as well as significant assumptions made by management regarding the various litigation and copyright matters. Cash payments for the settlements and judgments discussed above and other payments have reduced the cumulative amount reserved as a result of this charge to $43,400,000 as of March 31, 2001. MP3.com cannot guarantee that future events or results will conform to its expectations or assumptions regarding the various litigation and copyright matters. If these expectations and significant assumptions prove to be erroneous in light of future events, the actual amounts incurred by MP3.com to resolve all copyright matters related to the My.MP3 service could be materially different than those recorded as of March 31, 2001, and could far exceed the resources and market capitalization of MP3.com.

  Class Action and Derivative Lawsuits

     MP3.com and certain of its employees, officers, and directors have been named as defendants in several lawsuits alleging violations of the federal securities laws. The complaints, which were filed between September 19, 2000 and November 15, 2000 in the United States District Court for the Southern District of California, each purport to be brought on behalf of a class of stockholders. The complaints allege that MP3.com and the other defendants violated the federal securities laws by issuing materially false and misleading statements and failing to disclose material information regarding its My.MP3 service and the litigation surrounding the service. Between September 14, 2000 and October 26, 2000, certain stockholders of MP3.com filed shareholder derivative suits against MP3.com and certain of its employees, officers, and directors in the Superior Court of the State of California, County of San Diego. These complaints allege

                                 MP3.COM, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

various statutory and common law claims relating to the My.MP3 service, including breach of fiduciary duty, abuse of control, constructive fraud, gross mismanagement, unjust enrichment, and waste of corporate assets.


     MP3.com and the representatives of the various plaintiffs for both the class action lawsuits and derivative lawsuit executed Stipulations of Settlement dated as of March 20, 2001 ("Stipulations"). Under the terms of the Stipulations, the defendants, while continuing to deny all liability, have paid into an escrow account $35,000,000 and agreed to issue 2.5 million shares of MP3.com common stock which MP3.com valued at $5,391,000, in exchange for complete dismissals and releases of all claims with prejudice. The escrow amount and the 2.5 million shares of common stock will be governed by the Stipulations. The distribution of the escrow amount and the 2.5 million shares will not occur prior to March 31, 2002, except under certain circumstances, including the sale or other acquisition of MP3.com prior to the distribution of the 2.5 million shares of common stock, in which case the stock will be treated equally with all other outstanding shares of MP3.com common stock. In addition, under the Stipulations, MP3.com agreed to institute certain corporate governance enhancements. On June 29, 2001, the State Superior Court issued final approval of the settlement of the derivative cases. The Federal District Court issued final approval of the settlement of the class action on July 11, 2001.


     Charge Related to Class Action and Derivative Lawsuits. In light of the settlements of the class action and derivative lawsuits, MP3.com has recorded a charge of $41,428,000 during the three months ended March 31, 2001. The charge includes the cash paid into the escrow account, the value of the 2.5 million shares of common stock to be issued, and other legal costs. While the charge of $41,428,000 excludes any potential recovery from its insurance carriers, MP3.com is seeking to recover from its carriers the full amount of the settlement together with its legal expenses. National Union has agreed to pay its policy limit of $5,000,000 towards the securities case, but such amount has not yet been paid. Prior to receiving payment from National Union, MP3.com is required to provide certain releases. Currently, MP3.com is reviewing those releases. If MP3.com receives insurance proceeds, MP3.com will record the recovery as a gain in the statement of operations caption "Charge related to class action and derivative lawsuits".

  IPO Allocation Cases.

     During May and June 2001, MP3.com and certain of its current and former directors and officers were named defendants in seven similar class actions pending in federal district court in the Southern District of New York. The complaints allege that the prospectus and registration statement in MP3.com's initial public offering contained materially false and misleading statements related to underwriting fees, commissions and other economic benefits connected with the offering, including alleged tie-in arrangements between the underwriters and their customers. The complaints allege causes of action under Sections 11, 12(2) and 15 of the Securities Act of 1933, as well as Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934. Similar cases have been filed against a number of other companies and their underwriters. There has been no activity in any of these cases to date.

  Other Litigation


     MP3.com is also involved in other legal matters and claims of various types, and from time to time MP3.com may also be involved in litigation relating to claims arising out of its operations in the normal course of business.


     In particular, the music industry in the United States is generally regarded as extremely litigious in nature compared to other industries. As a result, in the future MP3.com may be engaged in litigation with others in the music industry, including those entities with whom MP3.com has ongoing license arrangements. For example, some of the major recording companies that settled their portion of the Major

                                 MP3.COM, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Label Lawsuit with MP3.com have asserted in writing that they believe the amount paid by MP3.com to UMG in satisfaction of the Court's judgment, together with the concurrent issuance of warrants to UMG, triggered additional payments to them under the "most favored nations" clause in their settlement agreement with MP3.com. Although MP3.com does not believe they are entitled to any such additional payments, there can be no assurances that MP3.com will be successful in ultimately concluding this particular matter in an amicable fashion, or defending any resulting lawsuit. As a result, MP3.com may be forced to defend one or more lawsuits on this and other issues in the future, and in fact may be involved in a number of litigation proceedings with the same group of related plaintiffs. MP3.com has not recorded any charge related to any claims for additional "most favored nations" payments as of March 31, 2001.


     There can be no assurances that MP3.com will be successful in ultimately defending any of these lawsuits, and MP3.com may be required to pay license fees or substantial damages, including statutory, punitive, or other damages that far exceed the resources and overall market capitalization of MP3.com, in which event MP3.com might have to significantly limit or terminate its business operations, particularly because MP3.com's business is not yet profitable. At the rate of $25,000 per work (which is the per CD amount of statutory damages awarded by the court in the Major Label Lawsuit), MP3.com's aggregate potential liability resulting from all of its copyright litigation proceedings could exceed one billion dollars. If successful, any one of these lawsuits could seriously harm MP3.com's business by forcing MP3.com to cease providing services to its consumers or requiring MP3.com to pay monetary damages. Even if unsuccessful, these lawsuits still can harm MP3.com's business severely by damaging its reputation, requiring MP3.com to incur legal costs, lowering MP3.com's stock price and public demand for MP3.com's stock, and diverting management's attention away from MP3.com's primary business activities in general.


NOTE 3 -- RECENT EVENTS

     In April 2001, MP3.com loaned its chief executive officer approximately $4,820,000. The loan is secured by no less than 19,700,000 shares of MP3.com Common Stock held by the officer and certain other assets, and accrues interest at 6.75%. Principal and interest are due in April 2002 or earlier if there is a change of control of MP3.com, such as the merger discussed below.

     In May 2000, MP3.com entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vivendi Universal, a societe anonyme organized under the laws of France ("Vivendi Universal"), and Metronome Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Vivendi Universal ("Sub"). Pursuant to the Merger Agreement, MP3.com will be merged with and into Sub (the "Merger"), with Sub continuing as the surviving corporation and as a wholly-owned subsidiary of Vivendi Universal. At the effective time of the Merger, each issued and outstanding share of common stock of MP3.com will be converted into, at the option of the holder thereof, the right to receive either
(i) $5 in cash, or (ii) a number of Vivendi Universal shares (in the form of American Depositary Receipts) having a value of $5, subject to aggregate transaction consideration caps of 50% cash consideration and 50% share consideration, which may result in proration. The Merger has been structured as a reorganization under the Internal Revenue Code of 1986, as amended, that is planned to be tax-free to MP3.com stockholders to the extent they receive Vivendi Universal shares.


     The Board of Directors of MP3.com has unanimously approved the Merger. In addition, stockholders of MP3.com who beneficially own in the aggregate over approximately 50% of MP3.com common stock entered into a Stockholder Agreement dated May 20, 2001, pursuant to which these stockholders have agreed to vote their shares in favor of the Merger and against any competing proposal. The Merger is subject to approval by MP3.com's stockholders, the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions. The Merger is anticipated to close during the third quarter of 2001.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                            DATED AS OF MAY 20, 2001

                                  BY AND AMONG

                            VIVENDI UNIVERSAL, S.A.,

                         METRONOME ACQUISITION SUB INC.

                                      AND

                                 MP3.COM, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  ----
                                      ARTICLE I
                                      The Merger

SECTION 1.01.  The Merger.......................................................    1
SECTION 1.02.  Closing..........................................................    2
SECTION 1.03.  Effective Time...................................................    2
SECTION 1.04.  Effects of the Merger............................................    2
SECTION 1.05.  Certificate of Incorporation and By-laws.........................    2
SECTION 1.06.  Directors........................................................    2
SECTION 1.07.  Officers.........................................................    2

                                      ARTICLE II
                     Effect of the Merger on the Capital Stock of
                the Constituent Corporations; Exchange of Certificates

SECTION 2.01.  Effect on Capital Stock..........................................    2
               (a)  Capital Stock of Sub........................................    2
               (b)  Cancelation of Treasury Stock and Parent-Owned Stock........    2
               (c)  Conversion of Company Common Stock..........................    2
               (d)  Appraisal Rights............................................    3
SECTION 2.02.  Anti-Dilution Provisions.........................................    3
SECTION 2.03.  Exchange of Certificates.........................................    4
               (a)  Exchange Agent..............................................    4
               (b)  Exchange Procedures.........................................    4
               (c)  Distributions with Respect to Unexchanged Shares............    5
               (d)  No Further Ownership Rights in Company Common Stock.........    5
               (e)  No Fractional Shares........................................    5
               (f)  Termination of Exchange Fund................................    5
               (g)  No Liability................................................    5
               (h)  Investment of Exchange Fund.................................    6
               (i)  Lost Certificates...........................................    6
               (j)  Withholding Rights..........................................    6
SECTION 2.04.  Elections........................................................    6
SECTION 2.05.  Proration........................................................    7

                                     ARTICLE III
                            Representations and Warranties

SECTION 3.01.  Representations and Warranties of the Company....................    8
               (a)  Organization, Standing and Corporate Power..................    8
               (b)  Subsidiaries................................................    8
               (c)  Capital Structure...........................................    8
               (d)  Authority; Noncontravention.................................    9
               (e)  SEC Documents; Undisclosed Liabilities......................   11
               (f)  Information Supplied........................................   12
               (g)  Absence of Certain Changes or Events........................   12
               (h)  Litigation..................................................   12

                                      A-I-i

                                                                                  PAGE
                                                                                  ----
               (i)  Compliance with Applicable Laws.............................   13
               (j)  Absence of Changes in Benefit Plans.........................   13
               (k)  ERISA Compliance; Excess Parachute Payments.................   14
               (l)  Taxes.......................................................   16
               (m)  Voting Requirements.........................................   17
               (n)  State Takeover Statutes.....................................   17
               (o)  Brokers; Schedules of Fees and Expenses.....................   17
               (p)  Opinion of Financial Advisor................................   17
               (q)  Intellectual Property.......................................   18
               (r)  Contracts...................................................   18
               (s)  Title to Properties.........................................   20
               (t)  Privacy Policy..............................................   20
SECTION 3.02.  Representations and Warranties of Parent and Sub.................   21
               (a)  Organization, Standing and Corporate Power..................   21
               (b)  Authority; Noncontravention.................................   21
               (c)  SEC Documents...............................................   22
               (d)  Absence of Material Adverse Change..........................   23
               (e)  Information Supplied........................................   23
               (f)  No Parent Stockholder Vote Required.........................   23
               (g)  Parent Shares...............................................   23
               (h)  Tax Matters.................................................   23
               (i)  Interim Operations of Sub...................................   23

                                   ARTICLE IV
                   Covenants Relating to Conduct of Business

SECTION 4.01.  Conduct of Business..............................................   23
               (a)  Conduct of Business by the Company..........................   23
               (b)  Advice of Changes; Filings..................................   26

SECTION 4.02.  No Solicitation by the Company...................................   26

                                   ARTICLE V
                             Additional Agreements

SECTION 5.01.  Preparation of the Form F-4 and the Proxy Statement; Stockholders   27
               Meeting..........................................................
SECTION 5.02.  Access to Information; Confidentiality...........................   28
SECTION 5.03.  Reasonable Efforts...............................................   29
SECTION 5.04.  Stock Options....................................................   29
SECTION 5.05.  Employee Matters.................................................   30
SECTION 5.06.  Indemnification, Exculpation and Insurance.......................   31
SECTION 5.07.  Fees and Expenses................................................   31
SECTION 5.08.  Public Announcements.............................................   32
SECTION 5.09.  Affiliates.......................................................   32
SECTION 5.10.  NYSE Listing.....................................................   32
SECTION 5.11.  Litigation.......................................................   32
SECTION 5.12.  Tax Treatment....................................................   32
SECTION 5.13.  Stockholder Agreement Legend.....................................   32

                                      A-I-ii

                                                                                  PAGE
                                                                                  ----
SECTION 5.14.  Termination of Agreements........................................   33
SECTION 5.15.  Resignation of Directors of the Company..........................   33

                                   ARTICLE VI
                              Conditions Precedent

SECTION 6.01.  Conditions to Each Party's Obligation To Effect the Merger.......   33
               (a)  Stockholder Approval........................................   33
               (b)  HSR Act.....................................................   33
               (c)  No Restraints...............................................   33
               (d)  Form F-4....................................................   33
               (e)  NYSE Listing................................................   33
SECTION 6.02.  Conditions to Obligations of Parent and Sub......................   33
               (a)  Representations and Warranties..............................   33
               (b)  Performance of Obligations of the Company...................   34
               (c)  Tax Opinion.................................................   34
SECTION 6.03.  Conditions to Obligations of the Company.........................   34
               (a)  Representations and Warranties..............................   34
               (b)  Performance of Obligations of Parent and Sub................   34
               (c)  Tax Opinion.................................................   34
SECTION 6.04.  Frustration of Closing Conditions................................   34

                                     ARTICLE VII
                          Termination, Amendment and Waiver

SECTION 7.01.  Termination......................................................   35
SECTION 7.02.  Effect of Termination............................................   35
SECTION 7.03.  Amendment........................................................   35
SECTION 7.04.  Extension; Waiver................................................   35
SECTION 7.05.  Procedure for Termination, Amendment, Extension or Waiver........   36

                                     ARTICLE VIII
                                  General Provisions

SECTION 8.01.  Nonsurvival of Representations and Warranties....................   36
SECTION 8.02.  Notices..........................................................   36
SECTION 8.03.  Definitions......................................................   37
SECTION 8.04.  Interpretation...................................................   37
SECTION 8.05.  Counterparts.....................................................   38
SECTION 8.06.  Entire Agreement; No Third-Party Beneficiaries...................   38
SECTION 8.07.  Governing Law....................................................   38
SECTION 8.08.  Assignment.......................................................   38
SECTION 8.09.  Enforcement......................................................   38
SECTION 8.10.  Severability.....................................................   38
Annex I -- Index of Defined Terms...............................................   40
Exhibit A -- Form of Affiliate Letter...........................................   42
Schedule A -- Employment Agreement Signatories

                                     A-I-iii

     AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of May 20, 2001, among VIVENDI UNIVERSAL, a societe anonyme organized under the laws of France ("Parent"), METRONOME ACQUISITION SUB INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and MP3.COM, INC., a Delaware corporation (the "Company").

     WHEREAS the respective Boards of Directors of Parent, Sub and the Company have approved, and the Boards of Directors of Sub and the Company have declared advisable, this Agreement and the merger of the Company with and into Sub (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the "Company Common Stock"), other than shares owned by Parent, Sub or the Company, or any wholly owned subsidiary of Parent, Sub or the Company, will be converted into, at the option of the holder thereof (upon the terms and subject to the limitations set forth herein), either (i) the right to receive ordinary shares, nominal value E5.50 per share, of Parent (the "Parent Shares"), which shares will be issued in the form of American depositary shares representing Parent Shares, each American depositary share representing one Parent Share (the "Parent ADSs"), or (ii) the right to receive cash;

     WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and Sub to enter into this Agreement, Parent and certain principal stockholders of the Company (collectively, the "Company Stockholders") are entering into an agreement (the "Stockholder Agreement") pursuant to which the Company Stockholders will agree to vote to adopt and approve this Agreement and to take certain other actions in furtherance of the Merger upon the terms and subject to the conditions set forth in the Stockholder Agreement;

     WHEREAS simultaneously with the execution of this Agreement and as a condition and inducement to the willingness of Parent and Sub to enter into this Agreement, Parent, the Company and those employees of the Company identified on Schedule A have entered into employment agreements, conditioned on the consummation of the Merger (each, an "Employment Agreement"), pursuant to which Parent has agreed to employ such individuals following the Effective Time and such individuals have agreed to certain modifications to the terms of their Stock Options and to be subject to certain non-compete and non-solicitation obligations, in each case upon the terms and conditions set forth in the applicable Employment Agreement;

     WHEREAS for U.S. Federal income tax purposes, it is intended that (a) the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder and (b) this Agreement constitutes a plan of reorganization; and

     WHEREAS Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Company shall be merged with and into Sub at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease and Sub shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL.

                                      A-I-1

     SECTION 1.02. Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m., New York City time, on the second business day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019, or at such other place, time and date as shall be agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date"

     SECTION 1.03. Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on or after the Closing Date, the parties shall prepare and file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to as the "Effective Time").

     SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

     SECTION 1.05. Certificate of Incorporation and By-laws. (a) The certificate of incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The by-laws of Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.06. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.07. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Sub:

          (a) Capital Stock of Sub. Each issued and outstanding share of common stock of Sub shall remain outstanding as one fully paid and nonassessable share of common stock of the Surviving Corporation.

          (b) Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company, as treasury stock, Parent or Sub, or any wholly owned subsidiary of the Company, Parent or Sub, immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

          (c) Conversion of Company Common Stock. Except as otherwise provided in Section 2.05 and subject to Sections 2.01(d) and 2.03(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance

                                      A-I-2
     with Section 2.01(b)) shall be converted into the right to receive, at the election of the holder thereof, one of the following (as adjusted pursuant to Section 2.05, the "Merger Consideration"):

             (i) for each such share of Company Common Stock with respect to which an election to receive Parent Shares has been effectively made, and not revoked or lost, pursuant to Section 2.04 (a "Share Election"), the right to receive a number of fully paid and nonassessable Parent Shares equal to the Exchange Ratio (the "Share Consideration"); and

             (ii) for each such share of Company Common Stock with respect to which an election to receive cash has been effectively made, and not revoked or lost, pursuant to Section 2.04 (a "Cash Election"), and for each such share of Company Common Stock with respect to which a Cash Election is deemed to have been made pursuant to Section 2.04(d), the right to receive $5.00 in cash (the "Cash Consideration").

     The Parent Shares to be issued in the Merger shall be registered in the name of The Bank of New York, as depositary (the "Depositary") under the Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000 and as further amended and restated as of December 8, 2000, among Parent, The Bank of New York, a New York banking corporation, and all owners and beneficial owners from time to time of the American depositary receipts issued thereunder (the "Deposit Agreement"), and then delivered in the form of Parent ADSs, and such Parent ADSs shall be issued in accordance with the Deposit Agreement. At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (the "Certificates") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, certain dividends or other distributions in accordance with Section 2.03(c) and cash in lieu of any fractional Parent ADS in accordance with Section 2.03(e) upon the surrender of such certificate in accordance with Section 2.03(b), without interest. "Exchange Ratio" means the quotient (rounded to the fourth decimal place) obtained by dividing $5.00 by the Average Closing Price. "Average Closing Price" means an amount equal to the average per share closing price of Parent ADSs on the New York Stock Exchange (the "NYSE"), as reported in The Wall Street Journal, Northeastern edition (or, if not reported therein in another authoritative source selected by Parent and reasonably acceptable to the Company), for the five consecutive trading days ending on the trading day immediately preceding the date on which the Stockholders Meeting occurs.

          (d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares ("Appraisal Shares") of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with,
     Section 262 of the DGCL ("Section 262") shall not be converted into Merger Consideration as provided in Section 2.01(c), but rather the holders of Appraisal Shares shall be entitled to payment of the fair market value of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder's Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in
     Section 2.01(c) and in accordance with 2.04(d). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

     SECTION 2.02. Anti-Dilution Provisions. In the event Parent changes (or establishes a record date for changing) the number of Parent Shares issued and outstanding prior to the Effective Time as a

                                      A-I-3
result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Parent Shares and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted to reflect such stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction.

     SECTION 2.03. Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, Parent shall provide, or cause the Surviving Corporation to provide, to the Depositary the Parent Shares being issued in the form of Parent ADSs in accordance with this Article II, and the Depositary shall deposit with such bank or trust company as may be designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, receipts issued in accordance with the Deposit Agreement evidencing the Parent ADSs issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock, and Parent shall take all steps necessary to enable and cause the Surviving Corporation to provide to the Exchange Agent, on a timely basis, as and when needed after the Effective Time, cash necessary to pay for the shares of Company Common Stock converted into the right to receive cash pursuant to Section 2.01 (such receipts evidencing Parent ADSs and cash, together with any dividends or other distributions with respect thereto in accordance with Section 2.03(c) and any cash in lieu of any fractional Parent ADS in accordance with Section 2.03(e), being hereinafter referred to as the "Exchange Fund"). At the time of such deposit, Parent shall irrevocably instruct the Exchange Agent to deliver the Exchange Fund to the Company's stockholders after the Effective Time in accordance with the procedures set forth in this Section 2.03, subject to Sections 2.03(f) and 2.03(g).

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted into the right to receive the applicable Merger Consideration pursuant to Section 2.01, (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the applicable Merger Consideration with respect thereto. Upon surrender of a Certificate for cancelation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a receipt evidencing that number of whole Parent ADSs (together with cash in lieu of any fractional Parent ADS in accordance with Section 2.03(e)), if any, and the amount of cash, if any, that the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.01 into the right to receive, together with certain dividends or other distributions in accordance with Section 2.02(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, a receipt evidencing the proper number of Parent ADSs may be issued and/or the proper amount of cash may be paid, as appropriate, in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of Parent ADSs to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.03(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.03(c) and cash in lieu of any fractional Parent ADS in accordance with Section 2.03(e). No interest shall be paid or will accrue on any cash payable upon surrender of any Certificate.

                                      A-I-4

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent ADSs represented thereby, if any, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the receipt evidencing whole Parent ADSs issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent ADSs and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole Parent ADSs.

     (d) No Further Ownership Rights in Company Common Stock. All receipts evidencing Parent ADSs issued and cash paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any dividends or other distributions paid pursuant to Section 2.03(c) and any cash in lieu of any fractional Parent ADS paid pursuant to Section 2.03(e)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company with respect to such shares of Company Common Stock which remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article II.

     (e) No Fractional Shares. (i) No certificates or scrip representing, or receipts evidencing, fractional Parent ADSs shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Shares shall relate to such fractional shares interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

          (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent ADS (after taking into account all such shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, less the amount of any withholding taxes that may be required thereon, equal to such fractional part of a Parent ADS (rounded to the fourth decimal place) multiplied by the Average Closing Price.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for, and, subject to Section 2.03(g), Parent shall remain liable for, payment of their claim for the Merger Consideration, certain dividends and other distributions in accordance with Section 2.03(c) and any cash in lieu of any fractional Parent ADS in accordance with Section 2.03(e).

     (g) No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any receipts evidencing Parent ADSs (or any dividends or distributions with respect thereto) or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which any amounts payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity), any such amounts shall, to the extent permitted by applicable law, become the

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property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to the Company's stockholders pursuant to this Article II. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent, and Parent shall be responsible for paying all taxes with respect to such interest and other income.

     (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto, certain dividends and other distributions in accordance with Section 2.03(c) and any cash in lieu of any fractional Parent ADS in accordance with Section 2.03(e).

     (j) Withholding Rights. Parent, Sub or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent, Sub or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, Sub or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent, Sub or the Exchange Agent.

     SECTION 2.04. Elections. (a) Each person who, on or prior to the Election Date referred to in Section 2.04(b), is a record holder of shares of Company Common Stock (which for this purpose shall be deemed to include an authorized representative of the persons entitled to receive the 2,500,000 shares of Company Common Stock reserved for issuance pursuant to the Stipulation of Settlement in the Company's class action and derivative lawsuits) shall be entitled, with respect to all or any portion of such shares, to make an unconditional Share Election or an unconditional Cash Election, in each case specifying that number of shares of Company Common Stock such holder desires to have converted into the Share Consideration and that number of shares of Company Common Stock such holder desires to have converted into the Cash Consideration, as applicable, on or prior to such Election Date, on the basis hereinafter set forth.

     (b) Parent shall prepare a form of election, which form shall be subject to the reasonable approval of the Company (the "Form of Election") and shall be mailed with the Proxy Statement to the record holders of Company Common Stock as of the record date for the Stockholders Meeting, which Form of Election shall be used by each record holder of shares of Company Common Stock who wishes to elect to receive the Share Consideration or the Cash Consideration, as applicable, for any or all shares of Company Common Stock held by such holder. The Company shall use all reasonable efforts to make the Form of Election and the Proxy Statement available to all persons who become record holders of Company Common Stock during the period between such record date and the Election Date and to the authorized representative of the persons entitled to receive the 2,500,000 shares of Company Common Stock reserved for issuance pursuant to the Stipulation of Settlement in the Company's class action and derivative lawsuits. Any such holder's (and such authorized representative's) election to receive the Share Consideration or the Cash Consideration, as applicable, shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on the business day immediately preceding the date of the Stockholders Meeting (the "Election Date"), a Form of Election properly completed and signed and (other than in the case of such authorized representative) accompanied by Certificates for the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of the Company (or accompanied by an appropriate guarantee of delivery of such Certificates as set forth in such Form of

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Election from a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States).

     (c) Any Form of Election may be revoked, by the stockholder who submitted such Form of Election to the Exchange Agent, only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time, on the Election Date or (ii) after such time, if (and only to the extent that) the Exchange Agent is legally required to permit revocations and only if the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Parent and the Company that the Merger has been abandoned. If a Form of Election is revoked, the Certificate or Certificates (or guarantees of delivery, as appropriate) for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned to the stockholder that submitted the same to the Exchange Agent.

     (d) The determination of the Exchange Agent in its sole discretion shall be binding as to whether or not elections to receive the Share Consideration or the Cash Consideration have been properly made or revoked pursuant to this Section
2.04 with respect to shares of Company Common Stock and when elections and revocations were received by it. If no Form of Election is received with respect to shares of Company Common Stock, or if the Exchange Agent determines that any election to receive the Share Consideration was not properly made with respect to shares of Company Common Stock, the holder of such shares shall be treated by the Exchange Agent as having submitted a Cash Election with respect to such shares and, subject to Section 2.05, such shares shall be converted at the Effective Time into the right to receive the Cash Consideration. The Exchange Agent shall also make all computations as to the proration contemplated by
Section 2.05, and absent manifest error any such computation shall be conclusive and binding on the holders of shares of Company Common Stock. The Exchange Agent may, with the mutual agreement of Parent and the Company, make such rules as are consistent with this Section 2.04 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections and the provisions of this Section 2.04.

     SECTION 2.05. Proration. (a) As is more fully set forth below, the maximum aggregate number of Parent Shares to be issued to holders of Company Common Stock pursuant to this Article II (the "Share Cap") shall be equal to that number of Parent Shares having a value (calculated based on the Average Closing Price) equal to the product of (x) 0.5 and (y) the aggregate Merger Consideration (calculated by multiplying the aggregate number of outstanding shares of Company Common Stock as of the Effective Time (excluding any shares of Company Common Stock to be canceled pursuant to Section 2.01(b)) by the Cash Consideration).

     (b) As is more fully set forth below, the maximum aggregate amount of cash to be paid to holders of Company Common Stock pursuant to this Article II (the "Cash Cap") shall be equal to the product of (x) 0.5 and (y) the aggregate Merger Consideration (calculated by multiplying the aggregate number of outstanding shares of Company Common Stock as of the Effective Time (excluding any shares of Company Common Stock to be canceled pursuant to Section 2.01(b)) by the Cash Consideration).

     (c) In the event that the aggregate number of Parent Shares subject to Share Elections received by the Exchange Agent (the "Requested Share Amount") exceeds the Share Cap, each holder of Company Common Stock that has made a Share Election shall receive, for each share of Company Common Stock for which a Share Election has been made, (x) a number of Parent Shares (in the form of Parent
ADSs) equal to the product of the Exchange Ratio and the Share Proration Factor (such product, the "Prorated Share Amount") and (y) cash in an amount equal to the product of (A) the Exchange Ratio minus the Prorated Share Amount and (B) the Average Closing Price. The "Share Proration Factor" shall be a fraction, the numerator of which is the Share Cap and the denominator of which is the Requested Share Amount.

     (d) In the event that the aggregate amount of cash subject to Cash Elections received (or deemed to have been received in accordance with Section 2.04(d)) by the Exchange Agent (the "Requested Cash Amount") exceeds the Cash Cap, each holder making a Cash Election (and each holder who is deemed

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to have made a Cash Election pursuant to Section 2.04(d)) shall receive, for each share of Company Common Stock with respect to which a Cash Election has been made, (x) cash in an amount equal to the product of the Cash Consideration and a fraction, the numerator of which is the Cash Cap and the denominator of which is the Requested Cash Amount (such product, the "Prorated Cash Amount") and (y) a number of Parent Shares (in the form of Parent ADSs) equal to a fraction, the numerator of which is equal to the Cash Consideration minus the Prorated Cash Amount and the denominator of which is the Average Closing Price.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     SECTION 3.01. Representations and Warranties of the Company. Except as set forth on the disclosure schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein and such other representations and warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to the information called for by such other representation and warranty or covenant reasonably apparent) delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Sub as follows:

          (a) Organization, Standing and Corporate Power. The Company and each of its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted. The Company and each of its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate has not had and could not reasonably be expected to have a material adverse effect on the Company. The Company has made available to Parent prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and by-laws, as amended to the date of this Agreement.

          (b) Subsidiaries. Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of each of the Company's subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each subsidiary of the Company have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances, mortgages and security interests of any kind or nature whatsoever (collectively, "Liens") and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests except restrictions under applicable law.

          (c) Capital Structure. The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 15,000,000 shares of preferred stock, par value $0.001 per share (the "Company Preferred Stock"). At the close of business on May 17, 2001, (i) 68,704,430 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Common Stock were held by the Company in its treasury; (iii) no shares of Company Preferred Stock were issued or outstanding or were held by the Company in its treasury; (iv) 26,671,250 shares of Company Common Stock were reserved for issuance pursuant to the Company's 1998 Equity Incentive Plan, 2000 Equity Incentive Plan and Founders Stock Option Plan (such plans, collectively, the "Company Stock Plans"), of which 12,147,489 shares were subject to outstanding Stock Options); (v) 300,000 shares of Company Common Stock were reserved for issuance pursuant to the Company's Employee Stock Purchase Plan (the "ESPP"), of which 184,555 shares of Company Common Stock had been issued and 36,697 shares of Company Common Stock were subject to outstanding purchase rights under the ESPP (assuming ESPP payroll withholdings as of May 17, 2001 and a purchase price of $4.2234375); (vi) 5,475,000 shares of Company Common Stock were

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     reserved for issuance upon the exercise of the warrants (the "Warrants")
     subject to the warrant agreements listed in Section 3.01(c) of the Company Disclosure Schedule; and (vii) 2,500,000 shares of Company Common Stock were reserved for issuance pursuant to the Stipulation of Settlement in the Company's class action and derivative lawsuits. No shares of Company Common Stock are owned by any subsidiary of the Company. Except as set forth above and except for shares of Company Common Stock issued upon the exercise of Stock Options or Warrants referenced above subsequent to the close of business on May 17, 2001 and prior to the date of this Agreement, as of the date of this Agreement no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. There are no outstanding stock appreciation rights ("SARs") or rights (other than the Stock Options and purchase rights under the ESPP) to receive shares of Company Common Stock on a deferred basis or other rights that are linked to the value of shares of Company Common Stock granted under the Company Stock Plans or otherwise. Section 3.01(c) of the Company Disclosure Schedule sets forth a complete and correct list, as of May 17, 2001, of each holder of outstanding stock options or other rights to purchase or receive Company Common Stock granted under the Company Stock Plans or otherwise (collectively, the "Stock Options") and the Warrants, the number of shares of Company Common Stock subject to each such Stock Option and Warrant, the name of the Company Stock Plan pursuant to which such Stock Options were granted, the grant dates, expiration dates and exercise prices of such Stock Options and Warrants and the dates on which such Stock Options and Warrants become vested. All (i) outstanding shares of Company Common Stock in respect of which the Company has a right under specified circumstances to repurchase such shares at a fixed purchase price and (ii) outstanding Stock Options, are evidenced by stock option agreements and restricted stock purchase agreements in the forms attached as Exhibit A to Section 3.01(c) of the Company Disclosure Schedule, and no stock option agreement or restricted stock purchase agreement contains terms that are inconsistent with such forms. No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its subsidiaries may vote are issued or outstanding or subject to issuance. All outstanding shares of capital stock of the Company are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and will be delivered free and clear of all Liens (other than Liens created by or imposed upon the holders thereof) and not subject to preemptive rights. Except as set forth in this Section 3.01(c) (including pursuant to the conversion or exercise of the securities referred to above), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of the Company or any of its subsidiaries (other than shares of capital stock or other voting securities of such subsidiaries that are directly or indirectly owned by the Company), (B) any securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or other ownership interests in, the Company or any of its subsidiaries or (C) any warrants, calls, options or other rights to acquire from the Company or any of its subsidiaries, and no obligation of the Company or any of its subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities of, or other ownership interests in, the Company or any of its subsidiaries and
     (y) there are not any outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. The Company is not a party to any voting agreement with respect to the voting of any such securities. As of the date of this Agreement, the Subject Shares (as such term is defined in the Stockholder Agreement) represent more than 50% of the shares of Company Common Stock outstanding. Section 3.01(c) of the Company Disclosure Schedule sets forth a complete and correct list of all securities or other beneficial ownership interests in any other entity beneficially owned, directly or indirectly, by the Company, other than the capital stock of, or other equity interests in, its subsidiaries.

          (d) Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Stockholder Approval, to consummate the

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     transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, subject, in the case of the Merger, to obtaining the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Board of Directors of the Company formed a special committee of the Board of Directors of the Company, composed of Thomas A. Heymann, Lawrence F. Probst III and Justice Howard B. Wiener (the "Special Committee"), to consider this Agreement and the Stockholder Agreement and the transactions contemplated hereby and thereby and to make a recommendation with respect thereto to the entire Board of Directors of the Company. The Special Committee, at a meeting duly called and held at which all members of the Special Committee were present either in person or by telephone, duly and unanimously (and without any abstentions) adopted resolutions (i) approving and declaring advisable this Agreement, (ii) declaring that it is in the best interests of the Company's stockholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (iii) declaring that the consideration to be paid to the Company's stockholders in the Merger such stockholders, (iv) approving the Stockholder Agreement and the transactions contemplated thereby and (v) recommending that the Board of Directors of the Company approve this Agreement and the Stockholder Agreement and the transactions contemplated hereby and thereby and that the Board of Directors of the Company declare the advisability of this Agreement. After receiving and considering such resolutions of the Special Committee, the Board of Directors of the Company, at a meeting duly called and held at which all directors of the Company were present either in person or by telephone, duly and unanimously (and without any abstentions) adopted resolutions (i) approving and declaring advisable this Agreement, (ii) declaring that it is in the best interests of the Company's stockholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (iii) declaring that the consideration to be paid to the Company's stockholders in the Merger is fair to such stockholders, (iv) directing that this Agreement be submitted to a vote at a meeting of the Company's stockholders to be held as promptly as practicable following the date of this Agreement,
     (v) recommending that such stockholders adopt this Agreement and (vi) approving the Stockholder Agreement and the transactions contemplated thereby, which resolutions have not been subsequently rescinded, modified or withdrawn in any way. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upo n any of the properties or assets of the Company or any of its subsidiaries under, (i) the certificate of incorporation or by-laws of the Company or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise, license or similar authorization (each, a "Contract") to which the Company or any of its subsidiaries is a party or otherwise applicable to the Company or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, (A) any judgment, order or decree or (B) any statute, law, ordinance, rule or regulation, in each case applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate could not reasonably be expected to (x) have a material adverse effect on the Company, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially impede, interfere with, hinder or delay

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     the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each a "Governmental Entity") is required to be obtained or made by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any applicable filings and approvals under similar foreign antitrust or competition laws and regulations ("Foreign Antitrust Laws");
     (2) the filing with the Securities and Exchange Commission (the "SEC") of
     (A) a proxy statement relating to the adoption of this Agreement by the Company's stockholders at the Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the "Proxy Statement"), and
     (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the Stockholder Agreement and the transactions contemplated by this Agreement and the Stockholder Agreement; (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is qualified to do business; and (4) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be made or obtained individually or in the aggregate could not reasonably be expected to (x) have a material adverse effect on the Company, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

          (e) SEC Documents; Undisclosed Liabilities. The Company has filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since July 20, 1999 (together with the Company's Registration Statement on Form S-1 (Registration No. 333-78545), the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act") or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (the "Accounting Rules"), have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except (i) as reflected in the most recent financial statements contained in the Company Filed SEC Documents or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither the Company nor any of its

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     subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on the Company.

          (f) Information Supplied. (i) None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form F-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in the Merger (the "Form F-4") will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent specifically for inclusion or incorporation by reference in the Proxy Statement.

          (ii) The information set forth in Section 3.01(f)(ii) of the Company Disclosure Schedule is true and correct.

          (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the "Company Filed SEC Documents"), since the date of the most recent audited financial statements included in the Company Filed SEC Documents, the Company and its subsidiaries have conducted their business only in the ordinary course, and since such date there has not been (1) any material adverse change with respect to the Company, (2) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (3) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, (4) (A) any granting by the Company or any of its subsidiaries to any current or former director, consultant, executive officer or other employee of the Company or its subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases in cash compensation and the granting of Stock Options, in each case prior to the date of this Agreement in the ordinary course of business consistent with past practice, or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Company Filed SEC Documents, (B) any granting by the Company or any of its subsidiaries to any such current or former director, consultant, executive officer or employee of any increase in severance or termination pay, except as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Company Filed SEC Documents, (C) any entry by the Company or any of its subsidiaries into, or any amendment of, any Benefit Agreement or (D) any amendment to, or modification of, any Stock Option, (5) except insofar as may have been required by a change in GAAP, any change in accounting methods, principles or practices by the Company or any of its subsidiaries materially affecting their respective assets, liabilities or businesses, (6) any tax election that individually or in the aggregate could reasonably be expected to adversely affect in any material respect the tax liability or tax attributes of the Company or any of its subsidiaries or (7) any settlement or compromise of any material income tax liability.

          (h) Litigation. Section 3.01(h) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of (i) all suits, actions and proceedings pending or, to the knowledge of the Company or any of its subsidiaries, threatened against the Company or any of

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     its subsidiaries and (ii) all judgments, decrees, injunctions, rules and orders of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries. Section 3.01(h) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each settlement or similar agreement in respect of any pending or threatened suit, action, proceeding, judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator which the Company or any of its subsidiaries has entered into or become bound by since December 31, 1998. Section 3.01(h) of the Company Disclosure Schedule sets forth a complete and accurate list of all legal fees in excess of $1,000,000 owed by the Company as of the date of this Agreement.

          (i) Compliance with Applicable Laws. (i) The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities (collectively, "Permits") that are required for them to own, lease or operate their assets and to carry on their businesses as now conducted, except for failures to hold Permits that individually or in the aggregate have not had and could not reasonably be expected to have a material adverse effect on the Company. The Company and its subsidiaries are in compliance with the terms of the Permits and all applicable statutes, laws, ordinances, rules and regulations, except for instances of noncompliance or possible noncompliance that individually or in the aggregate have not had and could not reasonably be expected to have a material adverse effect on the Company. The Merger, in and of itself, would not cause the revocation or cancelation of any Permit that individually or in the aggregate could reasonably be expected to have a material adverse effect on the Company.
     Section 3.01(i) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of all actions, demands, requirements or investigations by any Governmental Entity with respect to the Company or any of its subsidiaries or any of their respective properties. Other than the matters set forth on Section 3.01(i) of the Company Disclosure Schedule, as of the Closing Date there will not be any action, demand, requirement or investigation by any Governmental Entity with respect to the Company or any of its subsidiaries or any of their respective properties pending or, to the knowledge of the Company, threatened that individually or in the aggregate has had or could reasonably be expected to have a material adverse effect on the Company.

          (ii) To the Company's knowledge, there have been no Releases of any Hazardous Materials at, on or under any facility or property currently or formerly owned, leased, or operated by the Company or any of its subsidiaries that, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on the Company. Neither the Company nor any of its subsidiaries is the subject of any pending or, to the Company's knowledge, threatened investigation or proceeding under Environmental Law relating in any manner to the off-site treatment, storage or disposal of any Hazardous Materials generated at any facility or property currently or formerly owned, leased or operated by the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has assumed or otherwise agreed to be responsible for any liabilities arising under Environmental Law. The term "Environmental Law" means any and all applicable laws or regulations or other requirements of any Governmental Entity concerning the protection of human health or the environment. The term "Hazardous Materials" means all explosive or regulated radioactive materials, hazardous or toxic substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos-containing materials, and all other materials or chemicals regulated under any Environmental Law. The term "Release" means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, emanation or migration in, into, onto, or through the environment.

          (j) Absence of Changes in Benefit Plans. Except as disclosed in the Company Filed SEC Documents, since the date of the most recent audited financial statements included in the Company Filed SEC Documents, there has not been any adoption or amendment by the Company or any of its subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, thrift, savings, stock bonus, restricted stock, cafeteria, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other

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     plan, arrangement or understanding (whether or not legally binding)
     maintained, contributed to or required to be maintained or contributed to by the Company, any of its subsidiaries, or any other person or entity that, together with the Company, is treated as a single employer under
     Section 414(b), (c), (m) or (o) of the Code (a "Commonly Controlled Entity") providing benefits to any current or former employee, officer, consultant or director of the Company or any of its subsidiaries (collectively, the "Benefit Plans"), or any change in the manner in which contributions to any Benefit Plans of the Company are made or the basis on which such contributions are determined. Except as disclosed in the Company Filed SEC Documents, there are no currently binding (1) employment, consulting, deferred compensation, indemnification, severance or termination agreements or similar arrangements or understandings between the Company or any of its subsidiaries and any current or former employee, officer, consultant or director of the Company or any of its subsidiaries or (2) agreements between the Company or any of its subsidiaries and any current or former employee, officer, consultant or director of the Company or any of its subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of a nature contemplated by this Agreement (collectively, the "Benefit Agreements").

          (k) ERISA Compliance; Excess Parachute Payments. (i) Section 3.01(k) of the Company Disclosure Schedule contains a list of each Benefit Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as a "Pension Plan"), "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and all other Benefit Plans and Benefit Agreements. The Company has made available to Parent true, complete and correct copies of (a) each Benefit Plan and Benefit Agreement (or, in the case of any unwritten Benefit Plan or Benefit Agreement, a description thereof), (b) the two most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (c) the most recent summary plan description for each Benefit Plan for which such summary plan description is required and (d) each trust agreement and insurance or group annuity contract relating to any Benefit Plan.

          (ii) Each Benefit Plan has been administered in accordance with its terms in all material respects. The Company, its subsidiaries and each Benefit Plan are in compliance in all material respects with the applicable provisions of ERISA and the Code, and all other applicable laws, including laws of foreign jurisdictions. All Pension Plans intended to be tax-qualified have either received a favorable determination letter from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or the remedial amendment period under
     Section 401(b) of the Code has not expired, and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, nor has any event occurred since the date of its most recent determination letter, application therefor or Pension Plan's adoption that would adversely affect its qualification or materially increase its costs. All Pension Plans required to have been approved by any foreign Governmental Entity have been so approved; no such approval has been revoked (or, to the knowledge of the Company, has revocation been threatened) nor has any event occurred since the date of the most recent approval or application therefor relating to any such Pension Plan that would materially affect any such approval relating thereto or materially increase the costs relating thereto. The Company has delivered to Parent a true and complete copy of the most recent determination letter received with respect to each Pension Plan, as well as a true and complete copy of each pending application for a determination letter, if any.

          (iii) No Pension Plan is a "multiemployer plan" within the meaning of
     Section 4001(a)(3) of ERISA (a "Multiemployer Pension Plan") or is subject to the provisions of Title IV of ERISA, and neither the Company nor any Commonly Controlled Entity could have any liability under Title IV of ERISA. None of the Company, any of its subsidiaries, any officer of the Company or any of its subsidiaries or any of the Benefit Plans which are subject to ERISA, including the Pension Plans, any

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     trusts created thereunder or any trustee or administrator thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any of its subsidiaries or any officer of the Company or any of its subsidiaries to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(l) of ERISA. None of such Benefit Plans and trusts has been terminated. All contributions and premiums and benefit payments required to be made under the terms of any Benefit Plan as of the date hereof have been timely made or have been reflected on the most recent consolidated balance sheet included in the Company Filed SEC Documents.

          (iv) All material reports, returns and similar documents with respect to all Benefit Plans required to be filed with any Governmental Entity or distributed to any Benefit Plan participant have been duly and timely filed or distributed. None of the Company or any of its subsidiaries has received notice of, and to the knowledge of the Company, there are no investigations by any Governmental Entity with respect to, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan that could give rise to any liability, and, to the knowledge of the Company, there are not any facts that could give rise to any liability in the event of any such investigation, claim, suit or proceeding.

          (v) The Company and its subsidiaries, with respect to each Benefit Plan that is a "group health plan" (as such term is defined in Section 5000(b)(1) of the Code), comply in all material respects with the applicable requirements of Section 4980B(f) of the Code. Neither the Company nor any of its subsidiaries has any obligations for retiree health or life insurance benefits under any Benefit Plan or Benefit Agreement.

          (vi) Except as expressly contemplated by this Agreement or as set forth in any Employment Agreement, none of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated by this Agreement and the Stockholder Agreement (including as a result of any termination of employment following the Effective Time) will (x) entitle any employee, officer, consultant or director of the Company or any of its subsidiaries to severance or termination pay, (y) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans or Benefit Agreements or (z) result in any breach or violation of, or a default under, any of the Benefit Plans or Benefit Agreements.

          (vii) Other than payments or benefits that may be made or provided to the persons listed in Section 3.01(k)(vii) of the Company Disclosure Schedule (the "Primary Company Executives"), no amount or other entitlement or economic benefit that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other transaction contemplated by this Agreement or the Stockholder Agreement (including as a result of termination of employment on or following the Effective Time) by or for the benefit of any employee, officer, director or consultant of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Benefit Plan or Benefit Agreement or otherwise would be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code), and no disqualified individual is entitled to receive any additional payment from the Company or any of its subsidiaries, the Surviving Corporation or any other person in the event that the excise tax under Section 4999 of the Code is imposed on such disqualified individual. Set forth in Section 3.01(k)(vii) of the Company Disclosure
     Schedule is (a) the estimated maximum amount that could be paid to each Primary Company Executive as a result of the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement based upon the assumptions set forth therein (including as a result of a termination of employment on or following the Effective Time) under all Benefit Plans and Benefit Agreements and

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     (b) the "base amount" (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive calculated as of the date of this Agreement.

          (viii) The Company and its subsidiaries are in compliance in all material respects with all Federal, state and local requirements regarding employment. Neither the Company nor any of its subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its subsidiaries and no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against the Company or any of its subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the respective business activities of the Company or its subsidiaries. As of the date of this Agreement, to the knowledge of the Company, none of the Company, any of its subsidiaries or any of their respective representatives or employees has committed an unfair labor practice in connection with the operation of the respective businesses of the Company or any of its subsidiaries, and there is no charge or complaint against the Company or any of its subsidiaries by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing.

          (ix) None of the Company nor any of its subsidiaries has any material liability or obligations, including under or on account of a Benefit Plan, arising out of the hiring of persons to provide services to the Company or any of its subsidiaries and treating such persons as consultants or independent contractors and not as employees of the Company or any of its subsidiaries.

          (l) Taxes. (i) Each of the Company and its subsidiaries has timely filed all tax returns and reports required to be filed by it, and all such returns and reports are true, complete and correct in all material respects. Each of the Company and its subsidiaries has timely paid all taxes required to be paid by it and withheld and timely paid to the proper taxing authority all taxes required to be withheld. The most recent financial statements included in the Company Filed SEC Documents reflect an adequate reserve for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

          (ii) No deficiencies for any taxes have been assessed or, to the knowledge of the Company, proposed or asserted against the Company or any of its subsidiaries that are not adequately reserved for in the most recent financial statements included in the Company Filed SEC Documents. All assessments for taxes due with respect to any concluded litigation have been fully paid or have been adequately reserved for in the most recent financial statements included in the Company Filed SEC Documents. The statute of limitations for the assessment or collection of tax liability has not expired with respect to any income tax returns of the Company or any of its subsidiaries. There is no currently effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any taxes of the Company or any of its subsidiaries and no power of attorney with respect to taxes has been executed or filed with any taxing authority. No tax returns of the Company or any of its subsidiaries are currently under audit or examination by any taxing authority.

          (iii) There are no material Liens for taxes (other than for taxes not yet due and payable) on the assets of the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is bound by any agreement with respect to taxes.

          (iv) Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (v) Neither the Company nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (vi) The Benefit Plans and other employee compensation arrangements in effect as of the date of this Agreement have been designed so that the disallowance of a material deduction under

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     Section 162(m) of the Code for employee remuneration will not apply to any amounts paid or payable by the Company or any of its subsidiaries under any such plan or arrangement and, to the knowledge of the Company, no fact or circumstance exists that is reasonably likely to cause such disallowance to apply to any such amounts.

          (vii) Neither the Company nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

          (viii) As used in this Agreement, "taxes" shall include all (x) U.S. Federal, state, local or foreign income, property, sales, excise and other taxes or similar governmental charges, including any interest, penalties or additions with respect thereto, (y) liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined or unitary group, and (z) liability for the payment of any amounts as a result of being party to any tax sharing (or similar) agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).

          (m) Voting Requirements. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock at the Stockholders Meeting to adopt this Agreement (the "Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby.

          (n) State Takeover Statutes. The approval of this Agreement and the Merger and the Stockholder Agreement and the transactions contemplated by this Agreement and the Stockholder Agreement by the Special Committee and the Board of Directors of the Company referred to in Section 3.01(d) constitutes approval of this Agreement and the Merger and the Stockholder Agreement and the transactions contemplated by this Agreement and the Stockholder Agreement by the Special Committee and the Board of Directors of the Company under the provisions of Section 203 of the DGCL and represents all the action necessary to ensure that the restrictions contained in Section 203 of the DGCL do not apply to Parent or Sub in connection with the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement. To the knowledge of the Company, except for Section 203 of the DGCL (which has been rendered inapplicable), no state takeover statute is applicable to the Merger or the other transactions contemplated by this Agreement and by the Stockholder Agreement.

          (o) Brokers; Schedules of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Credit Suisse First Boston Corporation, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable. The Company's good faith estimates of the fees and expenses of any accountant, broker, financial advisor, consultant, legal counsel or other person retained by the Company in connection with this Agreement or the transactions contemplated hereby incurred or to be incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement have been previously provided to Parent in writing, identified by category of advisor.

          (p) Opinion of Financial Advisor. The Company has received the opinion of Credit Suisse First Boston Corporation, as of the date of this Agreement, to the effect that, as of such date, the consideration provided for in the Merger is fair to the holders of Company Common Stock from a

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     financial point of view. A signed copy of such opinion set forth in writing and dated as of the date of this Agreement will be delivered to Parent promptly after the date of this Agreement.

          (q) Intellectual Property. (i) A complete and accurate list of all trademarks, service marks, copyrights and patents, and all applications for registration and registrations for such trademarks, copyrights and patents (all of the foregoing, together with all trade names, brands, trade secrets, confidential and proprietary information, formulas, designs, proprietary rights, know-how and processes collectively hereinafter referred to as the "Intellectual Property Rights") owned by or licensed to or used by the Company, and all licenses and contracts with respect to the foregoing, is set forth in Section 3.01(q) of the Company Disclosure Schedule. The Company has furnished or granted access to Parent (or with respect to any patents or patent applications, to Parent's outside patent counsel) true and complete copies of each of the foregoing and, to the Company's knowledge, all the material Intellectual Property Rights owned by or licensed to the Company are valid, enforceable and in full force and effect. The Company and its subsidiaries own, free and clear of all Liens, or are validly licensed or otherwise have the right to use, all the Intellectual Property Rights which are material to the conduct of the business of the Company and its subsidiaries.

          (ii) To the knowledge of the Company, neither the Company nor any of its subsidiaries has infringed upon or misappropriated any Intellectual Property Rights or other proprietary information of any other person, except for instances of infringement or misappropriation that individually or in the aggregate have not had and could not reasonably be expected to have a material adverse effect on the Company. As of the date of this Agreement, neither the Company nor any of its subsidiaries has received any written charge, complaint, claim, demand or notice alleging any such infringement or misappropriation (including any claim that the Company or any such subsidiary must license or refrain from using any Intellectual Property Rights or other proprietary information of any other person) which has not been settled or otherwise fully resolved. To the Company's knowledge, no other person has infringed upon or misappropriated any Intellectual Property Rights of the Company or any of its subsidiaries, except for instances of infringement or misappropriation that individually or in the aggregate have not had and could not reasonably be expected to have a material adverse effect on the Company.

          (iii) As the business of the Company and its subsidiaries is presently conducted and proposed to be conducted without giving effect to any change with respect thereto that may be made by Parent, to the Company's knowledge, Parent's use after the Closing of the Intellectual Property Rights which are material to the conduct of the business of the Company and its subsidiaries taken as a whole will not infringe upon or misappropriate the Intellectual Property Rights or other proprietary information of any other person.

          (iv) The Company has taken, and until the Closing Date, the Company will take all steps reasonably necessary to preserve the Company's legal rights in, and the secrecy of, all its Intellectual Property Rights. In addition, to the Company's knowledge, each employee, agent, consultant or contractor who has materially contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material on behalf of the Company, any of its subsidiaries or any predecessor-in-interest thereto either (x) is a party to a "work-for-hire" agreement under which the Company or such subsidiary is deemed to be the original owner/author of all property rights therein in substantially the form attached as Exhibit A to Section 3.01(q) of the Company Disclosure Schedule, or (y) has executed an assignment or an agreement to assign in favor of the Company, such subsidiary or such predecessor-in-interest, as applicable, all right, title and interest in such material in substantially the form attached as Exhibit B to Section 3.01(q) of the Company Disclosure Schedule.

          (r) Contracts. Except for Contracts filed as exhibits to the Company Filed SEC Documents and Contracts that have previously expired or been terminated, none of the Company or any of its

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     subsidiaries is a party to or bound by, and none of their respective properties or assets are bound by or subject to, any written or oral:

             (i) material Contract not made in the ordinary course of business entered into prior to the date of this Agreement;

             (ii) Contract pursuant to which the Company or any of its subsidiaries has agreed not to compete with any person or to engage in any activity or business, or pursuant to which any benefit is required to be given or lost as a result of so competing or engaging;

             (iii) Contract pursuant to which the Company or any of its subsidiaries is restricted in any material respect in the development, marketing or distribution of their respective products or services;

             (iv) Contract with (A) any affiliate of the Company or any of its subsidiaries or (B) any current or former director or officer of the Company or any of its subsidiaries or of any affiliate of the Company or any of its subsidiaries or any of the 25 most highly compensated employees of the Company and its subsidiaries, taken as a whole, or (C) any affiliate of any such person (other than (w) contracts on arm's-length terms with companies whose common stock is publicly traded,
        (x) offer letters providing solely for "at will" employment, (y) invention assignment and confidentiality agreements relating to the assignment of inventions to the Company or any of its subsidiaries not involving the payment of money and (z) Benefit Plans referred to in
        Section 3.01(j));

             (v) license granted by the Company or any of its subsidiaries pursuant to which the Company or any of its subsidiaries has agreed to refrain from granting license rights to any other person;

             (vi) Contract under which the Company or any of its subsidiaries has (i) incurred any indebtedness that is currently owing or (ii) given any guarantee in respect of indebtedness, in each case having an aggregate principal amount in excess of $100,000;

             (vii) material Contract that requires consent, approval or waiver of or notice to a third party in the event of or with respect to the Merger, including in order to avoid termination of or a loss of material benefit under any such Contract;

             (viii) Contract or other agreement, whether written or oral, that contains any guarantees as to the Company's or any of its subsidiaries' future revenues;

             (ix) Contract providing for payments of royalties to third parties in excess of $250,000 per year or $500,000 in the aggregate;

             (x) Contract not made in the ordinary course of business granting a third party any license to Intellectual Property Rights of the Company or any of its subsidiaries that is not limited to the internal use of such third party;

             (xi) Contract providing confidential treatment by the Company or any of its subsidiaries of third party information other than (x) non-disclosure agreements and provisions entered into by the Company in the ordinary course of business consistent with past practice and (y) the Confidentiality Agreement;

             (xii) Contract granting the other party to such Contract or a third party "most favored nation" status that, following the Merger, would in any way apply to Parent or any of its subsidiaries (other than the Company and its subsidiaries and their products or services or any similar products or services produced or offered by Parent or its subsidiaries (other than the Company and its subsidiaries)); or

             (xiii) Contract which (i) has aggregate future sums due from the Company or any of its subsidiaries in excess of $250,000 and is not terminable by the Company or any such subsidiary

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        for a cost of less than $250,000 or (ii) is otherwise material to the business of the Company and its subsidiaries, taken as a whole, as presently conducted or as proposed by management of the Company to be conducted.

        Each Contract of the Company and its subsidiaries is in full force and effect and is a legal, valid and binding agreement of the Company or such subsidiary and, to the knowledge of the Company or such subsidiary, of each other party thereto, enforceable against the Company or such subsidiary, as the case may be, and, to the knowledge of the Company or such subsidiary, against the other party or parties thereto, in each case, in accordance with its terms, except for such failures to be in full force and effect or enforceable that individually or in the aggregate have not had and could not reasonably be expected to have a material adverse effect on the Company. Each of the Company and its subsidiaries has performed or is performing all material obligations required to be performed by it under its Contracts and is not (with or without notice or lapse of time or both) in breach or default in any material respect thereunder, and, to the knowledge of the Company or such subsidiary, no other party to any of its Contracts is (with or without notice or lapse of time or both) in breach or default in any material respect thereunder except, in each case, for such breaches that individually or in the aggregate have not had and could not reasonably be expected to have a material adverse effect on the Company.

          (s) Title to Properties. (i) Section 3.01(s) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property and material personal property owned or leased by the Company or any of its subsidiaries. Each of the Company and its subsidiaries has good and valid title to, or valid leasehold interests in or valid rights to, all its material properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate do not materially interfere with its ability to conduct its business as currently conducted. All such material assets and properties, other than assets and properties in which the Company or any of its subsidiaries has a leasehold interest, are free and clear of all Liens except for Liens that individually or in the aggregate do not materially interfere with the ability of the Company and its subsidiaries to conduct their respective businesses as currently conducted.

          (ii) Each of the Company and its subsidiaries has complied in all material respects with the terms of all real property leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of the Company and its subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for failures to do so that individually or in the aggregate have not had and could not reasonably be expected to have a material adverse effect on the Company.

          (t) Privacy Policy.  (i) For purposes of this Section 3.01(t):

             (A) "Privacy Statement" means the Company's privacy policies published on its web site regarding the collection, use and distribution of personal information from visitors to its web site and consumers of its products and services;

             (B) "Terms and Conditions" means the terms and conditions published on the Company's web site that govern the use of the Company's products and services.

          (ii) The Privacy Statement and Terms and Conditions are posted at all times on the Company's web site. The Company maintains a link to the Privacy Statement from its homepage and makes an effort to include a link from any page on which personal information is collected from visitors to its web site and users of its products and services. The Privacy Statement is clearly written and includes at the minimum the following: (A) notice to users about the Company's web site's information collection policies and practices prior to disclosing their personal information; and (B) a description of

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     how users' personal information will be used, including any uses beyond those for which the information was provided.

          (iii) The Company has adequate technological and procedural measures in place to protect data collected from visitors and users against loss, theft, unauthorized access or disclosure. The Company does not knowingly collect information from or target children under the age of thirteen. The Company does not sell, rent or otherwise make available to third parties any personally-identifiable data submitted by users.

          (iv) The Privacy Statement is accurate and consistent with the Terms and Conditions. The Company and its employees have (A) complied at all times with the then current privacy policy issued by the Company, all applicable U.S. privacy laws regarding the disclosure and use of data, (B) not violated the Privacy Statement or the Terms and Conditions and (C) taken all appropriate and reasonable steps to protect and maintain the confidential nature of the information provided to the Company by visitors and users. Neither the Company nor any of its subsidiaries is party to any Contract or subject to any other obligation that, following the Merger, would prevent Parent and its affiliates from using the information covered by the Privacy Statement in a manner consistent with applicable privacy laws and industry standards regarding the disclosure and use of data. No claims or controversies have arisen regarding the Privacy Statement, the Terms and Conditions or the implementation of any of the foregoing.

     SECTION 3.02. Representations and Warranties of Parent and Sub. Except as set forth on the disclosure schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein and such other representations and warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to the information called for by such other representation and warranty or covenant reasonably apparent) delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule"), Parent and Sub represent and warrant to the Company as follows:

          (a) Organization, Standing and Corporate Power. Parent is a corporation duly incorporated and validly subsisting under the laws of France, Sub is a corporation duly incorporated, validly existing and in good standing under the DGCL, and each of Parent and Sub has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate has not had and could not reasonably be expected to have a material adverse effect on Parent. Parent has made available to the Company prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and by-laws and the certificate of incorporation and by-laws of Sub, in each case as amended to the date of this Agreement.

          (b) Authority; Noncontravention. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Sub, enforceable against each of them in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance by Parent and Sub with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of

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     termination, cancelation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub under, (i) the Restated Corporate Statutes of Parent or the certificate of incorporation or by-laws of Sub,
     (ii) any Contract to which Parent or Sub is a party or otherwise applicable to Parent or Sub or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, (A) any judgment, order or decree or (B) any statute, law, ordinance, rule or regulation, in each case applicable to Parent or Sub or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate could not reasonably be expected to (x) have a material adverse effect on Parent, (y) impair in any material respect the ability of Parent or Sub to perform its obligations under this Agreement or (z) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by Parent under the HSR Act and any applicable filings and approvals under Foreign Antitrust Laws; (2) the filing with the SEC of (A) the Form S-4 and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement and the Stockholder Agreement and the transactions contemplated by this Agreement and the Stockholder Agreement; (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business; (4) such filings with and approvals of the NYSE to permit the Parent ADSs that are to be issued in the Merger to be listed on the NYSE; and (5) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be made or obtained individually or in the aggregate could not reasonably be expected to (x) have a material adverse effect on Parent, (y) impair in any material respect the ability of Parent or Sub to perform its obligations under this Agreement or (z) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

          (c) SEC Documents. Parent has filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since September 11, 2000 (collectively, the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Parent SEC Document has been revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with the Accounting Rules, have been prepared in accordance with French GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. The notes to the financial statements of Parent included in the Parent SEC Documents reconciling to U.S. GAAP the consolidated net income and shareholders' equity of Parent comply in all material respects with the Accounting Rules applicable to such reconciliation.

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          (d) Absence of Material Adverse Change.  Since the date of the most recent audited financial statements included in Parent SEC Documents filed and publicly available prior to the date of this Agreement, there has not been any material adverse change with respect to Parent.

          (e) Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (i) the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented and at the time the Form F-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form F-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. No representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference in the Form F-4 based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form F-4.

          (f) No Parent Stockholder Vote Required. This Agreement and the transactions contemplated hereby, including the issuance of Parent Shares pursuant to Article II hereof, do not require the approval of the holders of any shares of capital stock of Parent.

          (g) Parent Shares. All outstanding Parent Shares, Parent ADSs and receipts evidencing Parent ADSs are, and all Parent Shares, Parent ADSs and receipts evidencing Parent ADSs which may be issued pursuant to this Agreement shall when issued in accordance with this Agreement be, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

          (h) Tax Matters. Neither Parent nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (i) Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 4.01. Conduct of Business.  (a) Conduct of Business by the
Company. Except as set forth in Section 4.01(a) of the Company Disclosure Schedule, as otherwise expressly contemplated by this Agreement or as consented to in writing by Parent, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses only in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.01(a) of the Company Disclosure Schedule or as otherwise expressly contemplated by this Agreement, the Company shall not, and shall not permit any of its subsidiaries to, without Parent's prior written consent:

          (i) other than dividends and distributions (including liquidating distributions) by a direct or indirect wholly owned subsidiary of the Company to its parent, (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in

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     respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for repurchases of outstanding unvested shares of Company Common Stock in respect of which the Company has a right under specified circumstances to repurchase such shares at a fixed purchase price (which shall not exceed the Cash Consideration) pursuant to restricted stock purchase agreements in the form attached as Exhibit A to Section 3.01(c) of the Company Disclosure Schedule;

          (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien (w) any shares of its capital stock, (x) any other voting securities, (y) any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or (z) any "phantom" stock or stock rights, SARs or stock-based performance units other than (A) the issuance of Company Common Stock upon the exercise of Stock Options, purchase rights under the ESPP or the Warrants, in each case outstanding as of the date hereof in accordance with their present terms or (B) the issuance of up to 2,500,000 shares of Company Common Stock pursuant to the Stipulation of Settlement in the Company's class action and derivative lawsuits;

          (iii) amend the Company's certificate of incorporation, by-laws or other comparable organizational documents other than as necessary to implement the corporate governance enhancements to be entered into in accordance with the Stipulation of Settlement in the Company's class action and derivative lawsuits;

          (iv) directly or indirectly acquire (x) by merging or consolidating with, or by purchasing assets of, or by any other manner, any person or division, business or equity interest of any person or (y) any assets that, individually, have a purchase price in excess of $100,000 or, in the aggregate, have a purchase price in excess of $100,000, except for purchases of components or supplies in the ordinary course of business consistent with past practice;

          (v) sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than sales or licenses of finished goods or services in the ordinary course of business consistent with past practice;

          (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business (or to refund existing or maturing indebtedness) consistent with past practice not to exceed $100,000 at any time outstanding and except for intercompany indebtedness between the Company and any of its subsidiaries or between such subsidiaries;

          (vii) make any loans, advances or capital contributions to, or investments in, any other person;

          (viii) make any new capital expenditures, or enter into any agreements providing for payments which, individually, are in excess of $100,000 or, in the aggregate, are in excess of $1,000,000;

          (ix) make any tax election that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of the Company or any of its subsidiaries or settle or compromise any material income tax liability;

          (x) (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement), or modify the terms of any existing settlement agreement or arrangement,

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     other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Non-Litigation Liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents or Non-Litigation Liabilities incurred since the date of such financial statements in the ordinary course of business consistent with past practice (it being understood and agreed that, without limiting the generality of the foregoing proscription, all matters relating to the payment, discharge, settlement or satisfaction of any matters covered by Section 5.11(b) shall be governed exclusively by such Section 5.11(b)), (B) cancel any indebtedness, (C) waive or assign any claims or rights of substantial value, (D) waive any benefit of, agree to modify in any manner, terminate, release any person from or fail to enforce any standstill or similar agreement to which the Company or any of its subsidiaries is a party or of which the Company or any of its subsidiaries is a beneficiary or (E) waive any material benefit of, agree to modify in any material respect, terminate, release any person from or fail to enforce any confidentiality or similar agreement to which the Company or any of its subsidiaries is a party or of which the Company or any of its subsidiaries is a beneficiary;

          (xi) except as required by law or as otherwise contemplated by this Agreement, (x) establish, enter into, adopt or amend or terminate any Benefit Plan or Benefit Agreement, (y) change the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined or (z) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice, under any Benefit Plan or Benefit Agreement;

          (xii) (w) increase the compensation, bonus or fringe or other benefits of any current or former director, consultant, officer or other employee, except for (A) salary increases for non-executive officer employees as part of an annual review process or part of a promotion in job title or responsibility in the ordinary course of business consistent with past practice or (B) after consultation with Parent, bonuses awarded in the ordinary course of business consistent with past practice, including bonuses to be awarded in June 2001 and paid in July 2001, (x) grant any current or former director, consultant, officer or other employee any increase in severance or termination pay, (y) amend or modify any Stock Option, or (z) or pay any benefit or amount not required by a plan or arrangement as in effect on the date of this Agreement to any such person;

          (xiii) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Intellectual Property Rights of the Company and its subsidiaries other than in the ordinary course of business consistent with past practices; provided that in no event shall the Company or any of its subsidiaries license on an exclusive basis or sell any Intellectual Property Rights of the Company and its subsidiaries;

          (xiv) enter into or amend any agreements pursuant to which any person is granted exclusive marketing, manufacturing or other rights with respect to any product, process or technology of the Company or any of its subsidiaries;

          (xv) enter into or amend any Contract or other agreement, whether written or oral, that contains any guarantees as to the Company's or any of its subsidiaries' future revenues;

          (xvi) obtain, through acquisition, lease, sublease or otherwise, any real property for use as an office or similar facility of the Company or any of its subsidiaries;

          (xvii) increase the headcount of employees of the Company by more than 5%;

          (xviii) except insofar as may be required by a change in GAAP, make any changes in accounting methods, principles or practices;

          (xix) take any action that would, or that could reasonably be expected to, result in any condition to the Merger set forth in Article VI not being satisfied; or

          (xx) authorize, or commit, resolve or agree to take, any of the foregoing actions.

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For purposes of this Agreement, "Non-Litigation Liabilities" means all liabilities of the Company and its subsidiaries of a type that would be disclosed in consolidated financial statements of the Company prepared in accordance with GAAP, other than (i) liabilities pertaining to the line item "Reserve for litigation and copyright matters" (or any similar line item) on any condensed consolidated balance sheet of the Company or the related notes thereto and (ii) liabilities of a type described in Section 5.11(b).

     (b) Advice of Changes; Filings. The Company and Parent shall promptly advise the other party orally and in writing to the extent it has knowledge of
(i) any representation or warranty made by it (and, in the case of Parent, made by Sub) contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it (and, in the case of Parent, by Sub) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any change or event having, or which could reasonably be expected to have, a material adverse effect on such party or on the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement. The Company and Parent shall promptly provide the other copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, other than the portions of such filings that include confidential information not directly related to the transactions contemplated by this Agreement.

     SECTION 4.02. No Solicitation by the Company. (a) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its or any of its subsidiaries' directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action intended to, or which could reasonably be expected to, facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, any Takeover Proposal. Notwithstanding the foregoing, in the event that, notwithstanding compliance with the preceding sentence, the Company receives a bona fide written Takeover Proposal that the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Proposal, the Company may, to the extent that the Board of Directors of the Company determines in good faith (after consultation with outside counsel) that it is required to do so in order to comply with its fiduciary duties, participate in discussions or negotiations regarding such Takeover Proposal in order to inform itself in a manner required to comply with its fiduciary duties with respect to such Takeover Proposal so that it may make any determination permitted pursuant to Section 4.02(b)(i) and meet its fiduciary duties of full disclosure to the stockholders of the Company. In such event, the Company shall, (i) no less than 48 hours prior to participating in any such discussions or negotiations, inform Parent of the material terms and conditions of such Takeover Proposal, including the identity of the person making such Takeover Proposal, (ii) promptly inform Parent of the substance of any discussions or negotiations relating to such Superior Proposal and (iii) promptly keep Parent fully informed of the status, including any change to the details of, any such Takeover Proposal. Without limiting the foregoing, it is understood that any violation in any material respect of the restrictions set forth in the first sentence of this Section 4.02(a) by any director, officer or employee of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 4.02(a) by the Company.

     For purposes of this Agreement, "Superior Proposal" means any offer not solicited by the Company made by a third party to consummate a tender offer, exchange offer, merger, consolidation, share exchange or similar transaction which would result in such third party (or its shareholders) owning, directly or

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indirectly, 50% or more of the shares of Company Common Stock then outstanding
(or of the surviving entity in a merger) or 50% or more of the assets of the Company and its subsidiaries and otherwise on terms which the Board of Directors of the Company determines in good faith (following receipt of the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders from a financial point of view than the Merger.

     For purposes of this Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class or series of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries pursuant to which any person (or its shareholders) would beneficially own 20% or more of any class or series of equity securities of the Company (or any resulting parent or surviving entity), other than the transactions contemplated by this Agreement.

     (b) Neither the Company nor the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, except to the extent that such Board of Directors determines in good faith (after consultation with outside counsel) that it is required to do so in order to comply with its fiduciary duties, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement or propose or agree to do any of the foregoing constituting or related to, or which is intended to or could reasonably be expected to lead to, any Takeover Proposal.

     (c) In addition to the obligations of the Company set forth in paragraphs
(a) and (b) of this Section 4.02, the Company shall immediately (and no later than 48 hours) advise Parent orally and in writing of any request for information or of any inquiry with respect to a Takeover Proposal, the material terms and conditions of such request, inquiry or Takeover Proposal and the identity of the person making such request, inquiry or Takeover Proposal. The Company shall promptly keep Parent informed of the status and details (including amendments or changes or proposed amendments or changes) of any such request, inquiry or Takeover Proposal.

     (d) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law; provided, however, that, subject to Section 4.02(b)(i), neither the Company nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     SECTION 5.01. Preparation of the Form F-4 and the Proxy Statement; Stockholders Meeting. (a) As soon as practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Proxy Statement and Parent and the Company shall prepare and Parent shall file with the SEC the Form F-4, in which the Proxy Statement will be included as a prospectus. Parent shall use all reasonable efforts to have the Form F-4 declared effective under the Securities Act as

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promptly as practicable after such filing. The Company will use all reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form F-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Parent Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, or correspondance to the SEC or its staff with respect to, the Form F-4 will be made by Parent, or the Proxy Statement will be made by the Company, without providing the other party a reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form F-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form F-4 or comments thereon and responses thereto or requests by the SEC for additional information. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Form F-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

     (b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date (which will be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders Meeting") solely for the purpose of obtaining the Stockholder Approval. The Company shall cause the Stockholders Meeting to be held as promptly as practicable after the date of this Agreement. Subject to Section 4.02(b)(i), the Company shall, through its Board of Directors, recommend to its stockholders that they adopt this Agreement and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 5.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company or any other person of any Takeover Proposal or (ii) the withdrawal or modification by the Board of Directors of the Company or any committee thereof of such Board of Directors' or such committee's approval or recommendation of the Merger or this Agreement.

     SECTION 5.02. Access to Information; Confidentiality. Upon reasonable notice and subject to the Confidentiality Agreement dated as of March 14, 2001, between Parent and the Company (the "Confidentiality Agreement"), the Company shall, and shall cause each of its subsidiaries to, afford to Parent and to its officers, employees, accountants, counsel, financial advisors and other representatives (including insurance providers and consultants), reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records (including electronic databases) and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, form, statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and
(b) all other information concerning its business, properties and personnel as Parent may reasonably request (including the Company's outside accountants' work papers). The Company shall not be required to provide access to or disclose information where such access or disclosure would contravene any law, rule, regulation, order or decree of any Governmental Entity. No review pursuant to this Section 5.02 shall have an effect for the purpose of determining the accuracy of any representation or

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

warranty given by the Company to Parent and Sub. Parent will hold, and will cause its officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

     SECTION 5.03. Reasonable Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, including under the HSR Act) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity; (iii) the obtaining of all necessary consents, approvals or waivers from third parties; (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Stockholder Agreement or the consummation of the transactions contemplated by this Agreement or the Stockholder Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Stockholder Agreement; provided, however, that Parent will not be required to agree to, or proffer to, (i) divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any of Parent's, the Company's or any of their respective affiliates' businesses or (ii) cease to conduct business or operations in any jurisdiction in which Parent, the Company or any of their respective subsidiaries conducts business or operations as of the date of this Agreement.

     (b) In connection with and without limiting the foregoing, the Company and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, the Stockholder Agreement or any of the other transactions contemplated by this Agreement or the Stockholder Agreement and
(ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, the Stockholder Agreement or any other transaction contemplated by this Agreement or the Stockholder Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Stockholder Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement.

     SECTION 5.04. Stock Options. (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

          (i) adjust the terms of all outstanding Stock Options granted under the Company Stock Plans, whether vested or unvested, as necessary to provide that, at the Effective Time, each Stock Option outstanding immediately prior to the Effective Time shall be amended and converted into an option to acquire, on the same terms and conditions as were applicable under such Stock Option, the number of Parent Shares (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to such Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Stock Option immediately prior to the Effective Time divided by (y) the Exchange Ratio (each, as so adjusted, an "Adjusted Option"); and

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

          (ii) make such other changes to the Company Stock Plans as the Company and Parent may agree are appropriate to give effect to the Merger.

     (b) The adjustments provided in this Section 5.04 with respect to any Stock Option to which Section 421(a) of the Code applies shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Stock Options appropriate notices setting forth such holders' rights pursuant to the respective Company Stock Plans and the agreements evidencing the grants of such Stock Options and that such Stock Options and agreements shall be assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.04 after giving effect to the Merger).

     (c) A holder of an Adjusted Option may exercise such Adjusted Option in whole or in part in accordance with its terms by following procedures to be communicated by Parent with the notice contemplated by Section 5.04(b), together with the consideration therefor and the Federal withholding tax information, if any, required in accordance with the related Company Stock Plan or Stock Option Agreement.

     (d) Except to the extent required under the respective terms of the Stock Options, all restrictions or limitations on transfer and vesting with respect to Stock Options awarded under the Company Stock Plans or any other plan, program or arrangement of the Company or any of its subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, and all other terms thereof, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by Parent as set forth above.

     (e) Prior to the Effective Time, Parent shall take all necessary action to assume as of the Effective Time all obligations undertaken by Parent under this
Section 5.04, including the reservation, issuance and listing of a number of Parent ADSs at least equal to the number of Parent Shares subject to the Adjusted Options. No later than one business day after the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of Parent ADSs representing the number of Parent Shares subject to the Adjusted Options and shall maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such Adjusted Options remain outstanding. The Company shall cooperate with, and assist Parent in the preparation of, such registration statement.

     SECTION 5.05. Employee Matters. (a) For a period ending not earlier than December 31, 2002, employees of the Company and its subsidiaries who continue their employment after the Effective Time (the "Affected Employees") shall receive employee benefits that are substantially comparable in the aggregate to the employee benefits provided to the Affected Employees immediately prior to the Effective Time; provided, that neither Parent nor the Surviving Corporation shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, SARs or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements; provided, further, that no plans or arrangements of the Company or any of its subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are substantially comparable in the aggregate. Affected Employees shall be given credit under each employee benefit plan, program, policy or arrangement of Parent or any of its affiliates in which the Affected Employees are eligible to participate for all service with the Company or any predecessor employer (to the extent such credit was given by the Company) for purposes of eligibility, vesting, severance and vacation entitlement.

     (b) With respect to the ESPP, the Company shall take all actions necessary to provide that (i) no offerings that would commence on a date following the date of this Agreement shall be permitted, (ii) with respect any offering thereunder that is in effect immediately prior to the Effective Time, each participant's accumulated payroll deductions shall be used to purchase shares of Company Common Stock immediately prior to the Effective Time in accordance with the terms of the ESPP and (iii) the ESPP shall terminate at the Effective Time.

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

     (c) Parent and the Company agree to implement the arrangements described in
Section 5.05(c) of the Company Disclosure Schedule. In addition, Parent agrees that, if it offers a one-year written employment agreement to any employee of the Company or the Surviving Corporation, such employment agreement will be in the form previously agreed to by Parent and the Company.

     (d) Nothing contained in this Section 5.05 or elsewhere in this Agreement shall be construed to prevent the termination of employment of any individual Company Employee or any change in the employee benefits available to any individual Company Employee or the amendment or termination of any particular Benefit Plan or Benefit Agreement to the extent permitted by its terms as in effect immediately prior to the Effective Time.

     SECTION 5.06. Indemnification, Exculpation and Insurance. (a) Parent agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective articles of organization or by-laws (or comparable organizational documents) and any indemnification agreements of the Company (as each is in effect on the date hereof), the existence of which does not constitute a breach of this Agreement, shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms, and Parent shall cause the Surviving Corporation to honor all such rights.

     (b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers or conveys all or substantially all of its properties and assets to any person, or Parent otherwise dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.06.

     (c) The Surviving Corporation shall, at its option, for a period of not less than six years after the Effective Time, either (i) maintain the Company's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Effective Time ("D&O Insurance") with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof or (ii) cause to be provided coverage no less favorable to such directors or officers, as the case may be, than the D&O Insurance, in each case so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid for the D&O Insurance prior to the date of this Agreement (such 200% amount the "Maximum Premium"); provided that if the annual premium for such coverage exceeds the Maximum Premium, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium. If the existing or substituted directors' and officers' liability insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will obtain as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium. The Company represents that the Maximum Premium is $3,874,800.

     (d) The provisions of this Section 5.06 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     SECTION 5.07. Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, the Stockholder Agreement and the transactions contemplated by this Agreement and the Stockholder Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Parent and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form F-4 and the Proxy Statement (including SEC filing fees).

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     SECTION 5.08.  Public Announcements.  Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger and the Stockholder Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law, the SEC or any similar foreign regulatory authority, court process or by obligations pursuant to any listing or similar foreign regulatory authority or quotation agreement with any national securities exchange or national trading system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement and the Stockholder Agreement shall be in the form heretofore agreed to by the parties.

     SECTION 5.09. Affiliates. The Company shall deliver to Parent at least 15 days prior to the Closing Date a letter identifying all persons who are, at the time this Agreement is submitted for adoption by the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use reasonable efforts to cause each such person who makes or proposes to make a Share Election to deliver to Parent prior to the Closing Date a written agreement substantially in the form attached as Exhibit A hereto.

     SECTION 5.10. NYSE Listing. Parent shall use reasonable efforts to cause the Parent ADSs issuable in the Merger and issuable upon exercise of the Adjusted Options to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

     SECTION 5.11. Litigation. (a) The Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement and the Stockholder Agreement, and no such settlement shall be agreed to without Parent's prior written consent, which consent shall not be unreasonably withheld.

     (b) The Company shall keep Parent fully informed of the status and details of any discussions, negotiations or litigation relating to any of the matters set forth in Section 3.01(h) of the Company Disclosure Schedule (and shall promptly provide Parent with copies of any relevant documents or materials related thereto), and shall give Parent and its counsel the opportunity to participate in any such discussions or negotiations and in the defense of any litigation in respect of any such matters. The Company shall also inform Parent promptly of the commencement of any suit, action or proceeding (whether or not relating to any matter set forth in Section 3.01(h) of the Company Disclosure Schedule) against the Company, and of the assertion or threatened assertion of any claim against, or demand made upon, the Company by any person (and promptly provide Parent with copies of all complaints, briefs, claims, demands, correspondance and other documents relating thereto), shall keep Parent fully informed of the status and details of all such litigation claims and demands and of any settlement discussions or negotiations relating thereto and shall give Parent the opportunity to participate in the defense thereof and in any such discussions or negotiations. The Company shall not enter into any agreement that has the effect of settling, releasing or otherwise disposing of any such litigation, claim or demand (or enter into any licensing agreement relating thereto) without Parent's prior written consent.

     SECTION 5.12. Tax Treatment. Each of Parent and the Company shall use reasonable efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and to obtain the tax opinions referred to in Sections 6.02(c) and 6.03(c), including the execution of the letters of representation referred to therein. Neither Parent nor the Surviving Corporation shall take any action after the Effective Time that is reasonably likely to prevent the Merger from qualifying as a reorganization under the provisions of
Section 368(a) of the Code.

     SECTION 5.13. Stockholder Agreement Legend. The Company will inscribe upon any certificate representing Subject Shares (as defined in the Stockholder Agreement) tendered by the Company Stockholders in connection with any proposed transfer of any Subject Shares by the Company Stockholders in accordance with the terms of the Stockholder Agreement the following legend: "THE

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

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF MP3.COM, INC., REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDER AGREEMENT DATED AS OF MAY 20, 2001, AND ARE SUBJECT TO THE TERMS THEREOF. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF MP3.COM, INC."; and the Company will return such certificate containing such inscription to the Company Stockholders within three business days following the Company's receipt thereof.

     SECTION 5.14. Termination of Agreements. The Company shall cause all provisions of all purchase agreements, stockholder agreements, registration rights agreements, investors' rights agreements, co-sale agreements, rights of first refusal and similar agreements between any stockholder of the Company and the Company to terminate and be of no further force and effect upon consummation of the Merger. A list of all of such agreements is set forth in Section 5.14 of the Company Disclosure Schedule.

     SECTION 5.15. Resignation of Directors of the Company. Prior to the Effective Time, the Company shall cause each member of its Board of Directors to execute and deliver a letter effectuating his or her resignation as a director of such Board effective immediately prior to the Effective Time.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     SECTION 6.01.  Conditions to Each Party's Obligation To Effect the
Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) Stockholder Approval. The Stockholder Approval shall have been obtained.

          (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and any required approvals under Foreign Antitrust Laws applicable to the Merger shall have been obtained.

          (c) No Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect preventing the consummation of the Merger; provided, however, that each of the parties shall have used its reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

          (d) Form F-4. The Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (e) NYSE Listing. The Parent ADSs issuable to the Company's stockholders and optionholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

     SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligation of Parent and Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions:

          (a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01(h) shall have been true and correct in all material respects as of the date of this Agreement and the representations and warranties of the Company contained in Section 3.01(c) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly speak as of an earlier date, in which case as of such earlier date and (ii) each of the other representations and warranties of the Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly speak as of an

                                      A-I-33
     earlier date, in which case as of such earlier date), except to the extent that the facts or matters as to which such representations and warranties are not so true and correct as of such dates, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

          (c) Tax Opinion. Parent shall have received from Cravath, Swaine & Moore, counsel to Parent, an opinion dated as of the Closing Date, stating that the Merger will qualify for U.S. Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of the Company and Parent, in each case, in form and substance reasonably satisfactory to such tax counsel.

     SECTION 6.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

          (a) Representations and Warranties. Each of the representations and warranties of Parent and Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly speak as of an earlier date, in which case as of such earlier date), except to the extent that the facts or matters as to which such representations and warranties are not so true and correct as of such dates, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Parent. The Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

          (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

          (c) Tax Opinion. The Company shall have received from Ernst & Young LLP, tax advisors to the Company, an opinion dated as of the Closing Date, stating that the Merger will qualify for U.S. Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax advisor of customary representation letters from each of the Company and Parent, in each case, in form and substance reasonably satisfactory to such tax advisor.

     SECTION 6.04. Frustration of Closing Conditions. None of Parent, Sub or the Company may rely on the failure of any condition set forth in Section 6.01,
6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement, as required by and subject to Section 5.03.

                                      A-I-34

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Stockholder
Approval:

          (a) by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company:

             (i) if the Merger shall not have been consummated by November 30, 2001; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

             (ii) if the Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

             (iii) if any Restraint having any of the effects set forth in
        Section 6.01(c) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(iii) shall have used reasonable efforts to prevent the entry of and to remove such Restraint;

          (c) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in
     Section 6.02(a) or (b), and (B) is incapable of being or has not been cured by the Company within 30 calendar days after giving written notice to the Company of such breach or failure to perform; or

          (d) by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in
     Section 6.03(a) or (b), and (B) is incapable of being or has not been cured by Parent within 30 calendar days after giving written notice to Parent of such breach or failure to perform.

     SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company, other than the provisions of
Section 3.01(o), the last sentence of Section 5.02, Section 5.07, this Section
7.02 and Article VIII, which provisions survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     SECTION 7.03. Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time; provided, however, that after the Stockholder Approval has been obtained, there shall not be made any amendment that by law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso to the first sentence of Section 7.03, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                      A-I-35

     SECTION 7.05.  Procedure for Termination, Amendment, Extension or
Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to
Section 7.04 shall, in order to be effective, require, in the case of Parent or the Company, action by its Board of Directors or, except with respect to a termination of this Agreement, the duly authorized committee of its Board of Directors to the extent permitted by law.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 8.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent or Sub, to

         Vivendi Universal
         42, avenue de Friedland
         75380 Paris cedex 08
         FRANCE

         Telecopy No.: +33-1-71-71-14-14

         Attention: Gerard Ries

     with a copy to:

         Cravath, Swaine & Moore
         Worldwide Plaza
         825 Eighth Avenue
         New York, NY 10019

         Telecopy No.: (212) 474-3700

         Attention: Faiza J. Saeed; and

     (b) if to the Company, to

         MP3.com, Inc.
         4790 Eastgate Mall
         San Diego, CA 92121-1970

         Telecopy No.: (858) 623-7010

         Attention: Paul Ouyang

                                      A-I-36
     with a copy to:          Latham & Watkins
                              12636 High Bluff Drive
                              Suite 300
                              San Diego, CA 92130

                              Telecopy No.: (858) 523-5450

                              Attention: Scott N. Wolfe

     SECTION 8.03.  Definitions.  For purposes of this Agreement:

          (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

          (b) "business day" means any day other than Saturday, Sunday or any other day on which banks are legally permitted to be closed in New York;

          (c) "knowledge" of any person which is not an individual means the knowledge of such person's executive officers after reasonable inquiry;

          (d) "material adverse change" or "material adverse effect" means, when used in connection with the Company or Parent, any change, effect, event, occurrence, condition or development or state of facts that is materially adverse to the business, assets, or results of operations or financial condition of such party and its subsidiaries taken as a whole, other than any change, effect, event, occurrence, condition, development or state of facts relating to (i) the economy or securities markets in general, (ii) the industries in which such party operates in general and not having a materially disproportionate effect on such party relative to most other industry participants, (iii) the announcement or existence of this Agreement, (iv) any claim, suit, action, proceeding or other litigation in respect of copyright infringement matters instituted or threatened against the Company following the announcement of this Agreement, (v) any settlement or judgment with respect to any of the matters set forth on
     Section 3.01(h) of the Company Disclosure Schedule or (vi) the failure by the Company to meet or exceed any third-party or internal, revenue, earnings or other financial estimates or projections, in and of itself;

          (e) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

          (f) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

     SECTION 8.04. Interpretation. (a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders

                                      A-I-37
of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

     (b) To the extent any matter contained in the Company Disclosure Schedule or the Parent Disclosure Schedule expressly qualifies or modifies a covenant or definition contained in this Agreement, such covenant or definition shall be construed and interpreted as so qualified or modified. Each covenant set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule shall be binding on Parent and the Company, as applicable, to the same extent as if such covenant were set forth in full in this Agreement.

     SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein), the Stockholder Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II and Section 5.06, are not intended to confer upon any person other than the parties any rights or remedies.

     SECTION 8.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 8.09. Enforcement. Each of the parties hereto agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court and (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any transaction contemplated by this Agreement.

     SECTION 8.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the

                                      A-I-38
fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          VIVENDI UNIVERSAL, S.A.,

                                          By /s/ JEAN-MARIE MESSIER
                                            ------------------------------------
                                             Name: Jean-Marie Messier
                                             Title: Chairman and CEO

                                          METRONOME ACQUISITION SUB INC.,

                                          By /s/ GEORGE E. BUSHNELL, III
                                            ------------------------------------
                                             Name: George E. Bushnell, III
                                             Title: Vice President and Secretary

                                          MP3.COM, INC.,

                                          By /s/ ROBIN D. RICHARDS
                                            ------------------------------------
                                             Name: Robin D. Richards
                                             Title: President

                                      A-I-39

                                                                         ANNEX I
                                                         TO THE MERGER AGREEMENT

                             INDEX OF DEFINED TERMS

TERM                                  PAGE
----                                  ----
Accounting Rules..................        11
Adjusted Option...................        29
Affected Employees................        30
affiliate.........................        37
Agreement.........................  Preamble
Appraisal Shares..................         3
Average Closing Price.............         3
Benefit Agreements................        14
Benefit Plans.....................        14
business day......................        37
Cash Cap..........................         7
Cash Consideration................         3
Cash Election.....................         3
Certificate of Merger.............         2
Certificates......................         3
Closing...........................         2
Closing Date......................         2
Code..............................  Preamble
Commonly Controlled Entity........        14
Company...........................  Preamble
Company Common Stock..............  Preamble
Company Disclosure Schedule.......         8
Company Filed SEC Documents.......        12
Company Preferred Stock...........         8
Company SEC Documents.............        11
Company Stockholders..............  Preamble
Company Stock Plans...............         8
Confidentiality Agreement.........        28
Contract..........................        10
control...........................        37
Deposit Agreement.................         3
Depositary........................         3
D & O Insurance...................        31
DGCL..............................         1
Effective Time....................         2
Election Date.....................         6
Employment Agreement..............  Preamble
Environmental Law.................        13
ERISA.............................        14
ESPP..............................         8
Exchange Act......................        11
Exchange Agent....................         4
Exchange Fund.....................         4

TERM                                  PAGE
----                                  ----
Exchange Ratio....................         3
Foreign Antitrust Laws............        11
Form F-4..........................        12
Form of Election..................         6
GAAP..............................        11
Governmental Entity...............        11
Hazardous Materials...............        13
HSR Act...........................        11
Intellectual Property Rights......        18
knowledge.........................        37
Liens.............................         8
material adverse change...........        37
material adverse effect...........        37
Maximum Premium...................        31
Merger............................  Preamble
Merger Consideration..............         3
Multiemployer Pension Plan........        14
Non-Litigation Liabilities........        26
NYSE..............................         3
Parent............................  Preamble
Parent ADSs.......................  Preamble
Parent Disclosure Schedule........        21
Parent SEC Documents..............        22
Parent Shares.....................  Preamble
Pension Plan......................        14
Permits...........................        13
person............................        37
Primary Company Executives........        15
Privacy Statement.................        20
Prorated Cash Amount..............         8
Prorated Share Amount.............         7
Proxy Statement...................        11
Release...........................        13
Requested Cash Amount.............         7
Requested Share Amount............         7
Restraints........................        33
SARs..............................         9
SEC...............................        11
Section 262.......................         3
Securities Act....................        11
Share Cap.........................         7
Share Consideration...............         3
Share Election....................         3

                                      A-I-40

TERM                                  PAGE
----                                  ----
Share Proration Factor............         7
Special Committee.................        10
Stockholder Agreement.............  Preamble
Stockholder Approval..............        17
Stockholders Meeting..............        28
Stock Options.....................         9
Sub...............................  Preamble

TERM                                  PAGE
----                                  ----
subsidiary........................        37
Superior Proposal.................        26
Surviving Corporation.............         1
Takeover Proposal.................        27
taxes.............................        17
Terms and Conditions..............        20
Warrants..........................         9

                                      A-I-41

                                                                       EXHIBIT A

                            FORM OF AFFILIATE LETTER

Dear Sirs:

     The undersigned, a holder of shares of common stock, par value $0.001 per share ("Company Common Stock"), of MP3.com, Inc., a Delaware corporation (the "Company"), is entitled to receive in connection with the merger (the "Merger") of the Company with and into a subsidiary of Parent, a societe anonyme organized under the laws of France ("Parent"), securities of Parent, as the parent of the surviving corporation in the Merger (the "Parent Securities"). The undersigned acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933 (the "Securities Act") by the Securities and Exchange Commission (the "SEC"), although nothing contained herein should be construed as an admission of such fact.

     If in fact the undersigned were an affiliate under the Securities Act, the undersigned's ability to sell, assign or transfer the Parent Securities received by the undersigned in exchange for any shares of Company Common Stock in connection with the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained or will obtain advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act. The undersigned understands that Parent will not be required to maintain the effectiveness of any registration statement under the Securities Act for the purposes of resale of Parent Securities by the undersigned.

     The undersigned hereby represents to and covenants with Parent that the undersigned will not sell, assign or transfer any of the Parent Securities received by the undersigned in exchange for shares of Company Common Stock in connection with the Merger except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of counsel to Parent or the undersigned reasonably acceptable to Parent or as described in a "no-action" or interpretive letter from the Staff of the SEC specifically issued with respect to a transaction to be engaged in by the undersigned, is not required to be registered under the Securities Act.

     In the event of a sale or other disposition by the undersigned of Parent Securities pursuant to Rule 145, the undersigned will supply Parent with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto or the opinion of counsel or no-action letter referred to above. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any Parent Securities disposed of by the undersigned, but that (provided such transfer is not prohibited by any other provision of this letter agreement) upon receipt of such evidence of compliance, Parent shall cause the transfer agent to effectuate the transfer of the Parent Securities sold as indicated in such letter.

     Parent covenants that it will take all such actions as may be reasonably available to it to permit the sale or other disposition of Parent Securities by the undersigned under Rule 145 in accordance with the terms thereof.

     The undersigned acknowledges and agrees that the legends set forth below will be placed on certificates representing Parent Securities received by the undersigned in connection with the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to Parent from independent counsel reasonably satisfactory to Parent to the effect that such legends are no longer required for purposes of the Securities Act.

                                      A-I-42

     There will be placed on the certificates for Parent Securities issued to the undersigned, or any substitutions therefor, a legend stating in substance:

          "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 (the "Securities Act") applies. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act. The shares may not be sold, pledged or otherwise transferred except (i) pursuant to an effective registration under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in accordance with an exemption from the registration requirements of the Securities Act".

     The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Parent Securities and (ii) the receipt by Parent of this letter is an inducement to Parent's obligations to consummate the Merger.

                                          Very truly yours,

Dated:

                                      A-I-43

                                                                         ANNEX I
                                                                    TO EXHIBIT A

[Name]                                                                    [Date]

     On           , the undersigned sold the securities of Parent, a societe anonyme organized under the laws of France ("Parent"), described below in the space provided for that purpose (the "Securities"). The Securities were received by the undersigned in connection with the merger of MP3.com, Inc., a Delaware corporation, with and into a subsidiary of Parent.

     Based upon the most recent report or statement filed by Parent with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act").

     The undersigned hereby represents that the Securities were sold in "brokers' transactions" within the meaning of Section 4(4) of the Securities Act or in transactions directly with a "market maker" as that term is defined in
Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

                                          Very truly yours,

           [Space to be provided for description of the Securities.]

                                      A-I-44

     MODIFICATION AGREEMENT dated as of June 13, 2001, among VIVENDI UNIVERSAL, a societe anonyme organized under the laws of France ("Parent"), METRONOME ACQUISITION SUB INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and MP3.COM, INC., a Delaware corporation (the "Company").

     WHEREAS Parent, Sub and the Company entered into an Agreement and Plan of Merger dated as of May 20, 2001 (the "Merger Agreement"); and

     WHEREAS Parent, Sub and the Company desire to amend certain provisions of the Merger Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter contained, the parties intending to be legally bound agree as follows:

     SECTION 1.  Amendment to Section 4.01(a)(iv)(y).  The first reference in
Section 4.01(a)(iv)(y) to "$100,000" shall be deleted and substituted with '$500,000", and the second reference to "$100,000" in such Section shall be deleted and substituted with "$3,000,000".

     SECTION 2. Amendment to Section 4.01(a)(v). The words "having an aggregate value in excess of $500,000" shall be inserted after the words "(including securitizations)" in Section 4.01(a)(v).

     SECTION 3. Amendment to Section 4.01(a)(viii). The reference in Section 4.01(a)(viii) to "$100,000" shall be deleted and substituted with "$1,000,000" and the reference in such Section to "$1,000,000" shall be deleted and substituted with "$3,000,000".

     SECTION 4. Amendment to Section 4.01(a)(x)(C). The reference in Section 4.01(a)(x)(C) to "of substantial value" shall be deleted and substituted with "that, individually, have a value in excess of $500,000 or, in the aggregate, have a value in excess of $2,000,000".

     SECTION 5. Amendment to Section 4.01(a)(xiv). The words ",other than in accordance with current business practices" shall be inserted at the end of
Section 4.01(a)(xiv).

                                      A-II-1

     SECTION 6. Effectiveness. This Modification Agreement shall be effective as of the date first written above.

     SECTION 7. Governing Law. This Modification Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

     IN WITNESS WHEREOF, Parent, Sub and the Company have duly executed this Modification Agreement as of the date first written above.

                                          VIVENDI UNIVERSAL, S.A.,

                                          by /s/ GEORGE E. BUSHNELL, III
                                            ------------------------------------
                                             Name: George E. Bushnell, III
                                             Title: Vice President

                                          METRONOME ACQUISITION SUB INC.,

                                          by /s/ GEORGE E. BUSHNELL, III
                                            ------------------------------------
                                             Name: George E. Bushnell, III
                                             Title: Vice President and Secretary

                                          MP3.COM, INC.,

                                          by /s/ PAUL L.M. OUYANG
                                            ------------------------------------
                                             Name: Paul L.M. Ouyang
                                             Title: Vice President and CFO

                                      A-II-2

                                                                         ANNEX B

     STOCKHOLDER AGREEMENT dated as of May 20, 2001 (this "Agreement"), among VIVENDI UNIVERSAL, a societe anonyme organized under the laws of France ("Parent"), and the individuals and other parties listed on Schedule A hereto (each, a "Stockholder" and, collectively, the "Stockholders").

     WHEREAS, Parent, Metronome Acquisition Sub Inc., a Delaware corporation ("Sub"), and MP3.com, Inc., a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of the Company with and into Sub; and

     WHEREAS, each Stockholder owns the number of shares of Company Common Stock set forth opposite his, her or its name on Schedule A hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or similar instruments), being collectively referred to herein as the "Subject Shares" of such Stockholder);

     WHEREAS, the Board of Directors of the Company has approved the terms of this Agreement; and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that each Stockholder enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

     SECTION 1. Representations and Warranties of Each Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to Parent as follows:

          (a) Authority; Execution and Delivery; Enforceability. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each Stockholder that is not a natural person and the consummation by such Stockholder of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other comparable action on the part of such Stockholder and no other corporate or other comparable proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. The Stockholder has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms. The execution and delivery by the Stockholder of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance by the Stockholder with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Stockholder under, (i) with respect to each Stockholder that is not a natural person, the certificate of incorporation or by-laws, partnership agreement or limited liability company agreement (or similar organizational documents) of such Stockholder, (ii) any Contract to which the Stockholder is a party or otherwise applicable to the Stockholder or the properties or assets of the Stockholder or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order or decree (collectively, "Judgment") or any statute, law, ordinance, rule or regulation (collectively, "Applicable Law"), in each case applicable to the Stockholder or the properties or assets of the Stockholder. No consent, approval, order or authorization (collectively, "Consent") of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Stockholder in connection with the execution and delivery of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated by this Agreement, other than (i) compliance with and filings under the HSR Act, if applicable to the Stockholder's receipt in the Merger of Parent Shares, and
     (ii) such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby. With respect to each Stockholder that is a natural person and whose Subject Shares constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such spouse in accordance with its terms.

          (b) The Subject Shares. The Stockholder is the record and beneficial owner of, or is the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Subject Shares set forth opposite his, her or its name on Schedule A attached hereto, free and clear of any Liens. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite his, her or its name on Schedule A attached hereto. The Stockholder has the sole right to vote such Subject Shares, and except as contemplated by this Agreement, none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares.

     SECTION 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows: Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent of this Agreement and consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. Parent has duly executed and delivered this Agreement, and, assuming this Agreement constitutes the legal, valid and binding obligation of each of the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. The execution and delivery by Parent of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance by Parent with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent under, (i) the Restated Corporate Statutes of Parent, (ii) any Contract to which Parent is a party or otherwise applicable to Parent or the properties or assets of Parent or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Judgment or Applicable Law, in each case applicable to Parent or the properties or assets of Parent. No Consent of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated by this Agreement, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

     SECTION 3. Covenants of Each Stockholder. Each Stockholder, severally and not jointly, covenants and agrees as follows:

          (a) (1) At any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of the Company called to seek the Stockholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, the Stockholder shall, including by executing a written consent solicitation if requested by Parent, vote (or cause to be voted) the Subject Shares of the Stockholder in favor of adoption of the Merger Agreement and approval of the Merger and any other transactions contemplated by the Merger Agreement.

          (2) The Stockholder hereby irrevocably grants to, and appoints, Parent and George E. Bushnell III, Philippe Germond and Gerard Ries, or any of them, and any individual designated in writing by any of them, and each of them individually, as the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Subject Shares of the Stockholder, or grant a consent or approval in respect of the Subject Shares of the Stockholder (i) in favor of adoption of the Merger Agreement and approval of the Merger and any other transactions contemplated by the Merger Agreement, (ii) against any Takeover Proposal and (iii) against any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3(a)(2) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. The irrevocable proxy granted hereunder shall automatically terminate upon the termination of Sections 3(a) and 3(b) in accordance with Section 4.

          (b) At any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought (in the Stockholder's capacity as a stockholder of the Company), the Stockholder shall vote (or cause to be voted) the Subject Shares of the Stockholder against (i) any Takeover Proposal and (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Stockholder shall not commit or agree to take any action inconsistent with the foregoing.

          (c) Other than pursuant to this Agreement, the Stockholder shall not
     (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares (or any options to acquire shares of Company Common Stock) to any person other than pursuant to the Merger or
     (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares and shall not commit or agree to take any of the foregoing actions.

          (d) The Stockholder shall not, nor shall it authorize or permit any employee or affiliate of, or any investment banker, financial advisor, attorney, accountant or other representative of, the Stockholder to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action intended to, or which could reasonably be expected to, facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than Parent and any of its affiliates and representatives) any information with respect to, or otherwise cooperate in any way with, any Takeover Proposal. The Stockholder promptly shall advise Parent orally and in writing of any Takeover Proposal or inquiry made to the Stockholder with respect to or that could reasonably be expected to lead to any Takeover Proposal.

          (e) The Stockholder shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement. The Stockholder shall not issue any press release or make any other public statement with respect to the
                                       B-4
     Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement without the prior written consent of Parent, except as may be required by Applicable Law.

          (f) The Stockholder hereby consents to and approves the actions taken by the Board of Directors of the Company in approving the Merger Agreement and this Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under Section 262 in connection with the Merger.

          (g) If, at the time the Merger Agreement is submitted for adoption by the stockholders of the Company, the Stockholder is an "affiliate" of the Company for purposes of Rule 145 under the Securities Act and has made or proposes to make a Share Election, the Stockholder shall deliver to Parent prior to the Closing a written agreement substantially in the form attached as Exhibit A to the Merger Agreement.

     SECTION 4. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

     SECTION 5. Additional Matters. (a) Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     (b) No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such a director or officer of the Company. Each Stockholder signs solely in his, her or its capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by any Stockholder in his or her capacity as an officer or director of the Company.

     SECTION 6.  General Provisions.

     (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Parent in accordance with Section 8.02 of the Merger Agreement and to the Stockholders at their respective addresses set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

     (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     (d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     (e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement shall become effective against Parent when one or more counterparts have been signed by Parent and delivered to each Stockholder. This Agreement shall become effective against any Stockholder when one or more counterparts have been executed by such Stockholder and delivered to Parent. Each party need not sign the same counterpart.

     (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Parent without the prior written consent of each Stockholder (except that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder, to any direct or indirect wholly owned subsidiary of Parent) or by any Stockholder without the prior written consent of Parent, and any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     (i) Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court,
(iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or any Delaware state court and
(iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any transaction contemplated by this Agreement.

     (j) Agent for Service of Process. Each Stockholder hereby appoints CorpAmerica, Inc., with offices on the date hereof at 30 Old Rudnick Lane, City of Dover, County of Kent, Delaware 19901, as its authorized agent (the "Authorized Agent"), upon whom process may be served in any suit, action or proceeding arising out of or relating to this Agreement or any transaction contemplated by this Agreement that may be instituted in any court described in
Section 6(i)(i). Each Stockholder agrees to take any and all action at no cost to such Stockholder, including the filing of any and all documents, that may be reasonably necessary to establish and continue such appointment in full force and effect as aforesaid. Each Stockholder agrees that service of process upon the Authorized Agent shall be, in every respect, effective service of process upon such Stockholder.

     IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

                                          VIVENDI UNIVERSAL, S.A.,

                                          by /s/ JEAN-MARIE MESSIER
                                            ------------------------------------
                                             Name: Jean-Marie Messier
                                             Title: Chairman and CEO

              [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK --
                      STOCKHOLDER SIGNATURE PAGES FOLLOW]

                                          /s/ MICHAEL L. ROBERTSON
                                          --------------------------------------
                                          Name: Michael L. Robertson

                                          /s/ LESLIE BURCHAM
                                          --------------------------------------
                                          Name: Leslie Burcham

                                          The SKL Trust,

                                             by /s/ MICHAEL L. ROBERTSON
                                             -----------------------------------
                                             Name: Michael L. Robertson
                                             Title:  Trustee

                                             by /s/ LESLIE BURCHAM
                                             -----------------------------------
                                             Name: Leslie Burcham
                                             Title:  Trustee

                                          Robertson Descendant's
                                          Irrevocable 1999 Trust,

                                             by /s/ MICHAEL L. ROBERTSON
                                             -----------------------------------
                                             Name: Michael L. Robertson
                                             Title:  Trustee

                                             by /s/ LESLIE BURCHAM
                                             -----------------------------------
                                             Name: Leslie Burcham
                                             Title:  Trustee

                                          Michael L. Robertson 1999 Trust,

                                             by /s/ MICHAEL L. ROBERTSON
                                             -----------------------------------
                                             Name: Michael L. Robertson
                                             Title:  Trustee

                                          Leslie Burcham 1999 Trust,

                                             by /s/ LESLIE BURCHAM
                                             -----------------------------------
                                             Name: Leslie Burcham
                                             Title:  Trustee

                                          /s/ ROBIN D. RICHARDS
                                          --------------------------------------
                                          Name: Robin D. Richards

                                          /s/ SUSAN B. RICHARDS
                                          --------------------------------------
                                          Name: Susan B. Richards

                                          Richards Family Trust,
                                            by /s/ SUSAN B. RICHARDS
                                             -----------------------------------
                                               Name: Susan B. Richards
                                               Title:  Trustee

                                            by /s/ ROBIN D. RICHARDS
                                             -----------------------------------
                                               Name: Robin D. Richards
                                               Title:  Trustee

                                          Richards Descendant's
                                          Irrevocable Trust,

                                            by /s/ SUSAN B. RICHARDS
                                             -----------------------------------
                                               Name: Susan B. Richards
                                               Title:  Trustee

                                            by /s/ ROBIN D. RICHARDS
                                             -----------------------------------
                                               Name: Robin D. Richards
                                               Title:  Trustee

                                          Robin D. Richards 1999 Trust,

                                            by /s/ ROBIN D. RICHARDS
                                             -----------------------------------
                                               Name: Robin D. Richards
                                               Title:  Trustee

                                          Susan B. Richards 1999 Trust,

                                            by /s/ SUSAN B. RICHARDS
                                             -----------------------------------
                                               Name: Susan B. Richards
                                               Title:  Trustee

                                          /s/ MARK STEVENS
                                          --------------------------------------
                                          Name: Mark Stevens

                                          Sequoia Capital VIII
                                          Sequoia International
                                          Technology Partners VIII
                                          Sequoia International
                                          Technology Partners VIII(Q)

                                          by SC VIII Management, LLC
                                             A California Limited
                                             Liability Company,
                                             its General Partner

                                          by /s/ MARK STEVENS
                                            ------------------------------------
                                             Name: Mark Stevens
                                             Title:  Managing Member

                                          CMS Partners LLC
                                          Sequoia 1997
                                          Sequoia Capital Franchise Fund
                                          Sequoia Capital Franchise
                                          Partners

                                          by /s/ MARK STEVENS
                                            ------------------------------------
                                             Name: Mark Stevens
                                             Title:  Partner

                                   SCHEDULE A

                                                  NUMBER OF SUBJECT
NAME OF STOCKHOLDER                                 SHARES OWNED
-------------------                               -----------------
Michael L. Robertson & related trusts                23,057,927

Leslie Burcham                                          379,478

Robin D. Richards & related trusts                    1,503,446

Susan B. Richards                                       161,250

Sequoia Capital & related entities                    9,837,011

Mark Stevens                                              8,000

                                                                         ANNEX C

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

May 20, 2001

Board of Directors
MP3.com, Inc.
4790 Eastgate Mall
San Diego, California 92121
Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock of MP3.com, Inc. ("MP3.com") of the Merger Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of May 20, 2001 (the "Merger Agreement"), by and among Vivendi Universal ("Vivendi"), Metronome Acquisition Sub Inc., a wholly owned subsidiary of Vivendi ("Merger Sub"), and MP3.com. The Agreement provides for, among other things, the merger of MP3.com with and into Merger Sub (the "Merger") pursuant to which Merger Sub will be the surviving corporation and each outstanding share of the common stock, par value $0.001 per share, of MP3.com ("MP3.com Common Stock") will be converted into the right to receive, at the election of the holder thereof and subject to certain procedures and limitations set forth in the Merger Agreement as to which we express no opinion,
(i) $5.00 in cash (the "Cash Consideration") or (ii) that number of ordinary shares, nominal value E5.50 per share, of Vivendi ("Vivendi Ordinary Shares") (such Vivendi Ordinary Shares to be delivered in the form of American depository shares representing Vivendi Ordinary Shares ("Vivendi ADSs" and, together with the Vivendi Ordinary Shares, the "Vivendi Shares")) equal to the quotient obtained by dividing $5.00 by the average per share closing price of Vivendi ADSs on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately preceding the date of the Stockholders Meeting (as defined in the Merger Agreement) (the "Stock Consideration" and, together with the Cash Consideration, as appropriate, the "Merger Consideration"). We understand that each Vivendi ADS represents the right to receive one Vivendi Ordinary Share.

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to MP3.com and Vivendi. We also have reviewed certain other information relating to MP3.com and Vivendi provided to or discussed with us by MP3.com and Vivendi, including publicly available financial forecasts for MP3.com and Vivendi, and have met with the managements of MP3.com and Vivendi to discuss the businesses and prospects of MP3.com and Vivendi. We also have considered certain financial and stock market data of MP3.com and Vivendi and we have compared those data with similar data for publicly held companies in businesses similar to MP3.com and Vivendi, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been announced or effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant, including the potential impact on MP3.com of pending and future copyright infringement litigation and related claims.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the publicly available financial forecasts for MP3.com and Vivendi referred to above, we have reviewed and discussed such forecasts with the managements of MP3.com and Vivendi and have been advised, and have assumed, that such forecasts represent reasonable estimates and judgments as to the future financial performance of MP3.com and Vivendi. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to

Board of Directors
MP3.com, Inc.
May 20, 2001
Page  2

make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of MP3.com or Vivendi, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of Vivendi ADSs actually will be when issued pursuant to the Merger or the prices at which Vivendi Shares will trade at any time. In connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of MP3.com. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to MP3.com, nor does it address the underlying business decision of MP3.com to proceed with the Merger.

We have acted as financial advisor to MP3.com in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee upon delivery of this opinion. We and our affiliates have in the past provided financial services to MP3.com and Vivendi unrelated to the proposed Merger, for which services we have received compensation. In the ordinary course of business, we and our affiliates may actively trade the securities of MP3.com and Vivendi for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of MP3.com in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder as to the form of the Merger Consideration such stockholder should elect to receive or as to how such stockholder should vote or act on any other matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of MP3.com Common Stock.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                         ANNEX D

                SECTION 262 OF DELAWARE GENERAL CORPORATION LAW

                                APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depositary receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated, therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to received payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The French commercial code prohibits provisions of statuts that limit the liability of directors. The French commercial code also prohibits a company from indemnifying its directors against liability. However, if a director is sued by a third party and ultimately prevails in the litigation on all counts, but is nevertheless required to bear attorneys' fees and costs, the company may reimburse those fees and costs pursuant to an indemnification arrangement with the director.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

     The following documents are filed as exhibits to the registration statement:


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
     2.1   Agreement and Plan of Merger dated as of May 20, 2001, among
           Vivendi Universal, S.A., Metronome Acquisition Sub Inc. and
           MP3.com, Inc. (included in Annex A to the proxy
           statement/prospectus which is part of this Registration
           Statement).
     2.2   Modification Agreement dated as of June 13, 2001, among
           Vivendi Universal, S.A., Metronome Acquisition Sub Inc. and
           MP3.com, Inc. (included in Annex A to the proxy
           statement/prospectus which is part of this Registration
           Statement).
     3.1   Vivendi Universal Restated Corporate statuts (organizational document) (English translation) (incorporated by reference to the Vivendi Universal Annual Report on Form 20-F dated
           July 2, 2001).
     4.1   Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended
           and restated as of December 8, 2000, among Vivendi
           Universal, S.A., The Bank of New York, as Depositary, and
           all the Owners and Beneficial Owners from time to time of
           American Depositary Shares issued thereunder (incorporated by reference to the Vivendi Universal Registration Statement on Form 8-A dated December 29, 2000).
     5.1   Opinion of Jean-Francois Dubos, as to the validity of the
           securities being issued.
     8.1   Opinion of Cravath, Swaine & Moore as to certain U.S.
           Federal income tax matters.
     8.2   Opinion of Ernst & Young LLP as to certain U.S. Federal
           income tax matters.
    10.1   Merger Agreement, dated as of June 19, 2000, by and among
           Vivendi S.A., Canal Plus S.A., Sofiee S.A., 3744531 Canada
           Inc. and The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4
           dated October 30, 2000).
    10.2   Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiee S.A. and certain
           shareholders of The Seagram Company Ltd. (incorporated by
           reference to the Vivendi Universal Registration Statement on
           Form F-4 dated October 30, 2000).
    10.3   Stock and Asset Purchase Agreement, dated as of December 19,
           2000, among Vivendi Universal, S.A., Pernod Ricard S.A. and
           Diageo plc (incorporated by reference to the Vivendi
           Universal Registration Statement on Form F-4 dated February
           5, 2001).
    21.1   Subsidiaries of Vivendi Universal, S.A. (incorporated by
           reference to the Vivendi Universal Annual Report on Form
           20-F dated July 2, 2001).
    23.1   Consent of Arthur Andersen.
    23.2   Consent of RSM Salustro Reydel.
    23.3   Consent of Ernst & Young LLP.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
    23.4   Consent of Jean-Francois Dubos (included in Exhibit 5.1).
    23.5   Consent of Cravath, Swaine & Moore (included in Exhibit
           8.1).
    23.6   Consent of Ernst & Young LLP (included in Exhibit 8.2).
    24.1#  Power of Attorney of certain officers and directors of
           Vivendi Universal.
    99.1*  Form of Proxy Card for MP3.com, Inc. stockholders.
    99.2*  Consent of Credit Suisse First Boston Corporation.


---------------

*  Previously filed.



#Previously included on the signature page to this Registration Statement.


     (b) Not applicable.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Vivendi Universal has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 17, 2001.


                                          VIVENDI UNIVERSAL, S.A.


                                          By:    /s/ JEAN-FRANCOIS DUBOS

                                            ------------------------------------

                                              Name: Jean-Francois Dubos


                                              Title:  Executive Vice President
                                                      and General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                                      TITLE                      DATE
                     ---------                                      -----                      ----
                         *                             Chairman and Chief Executive        July 17, 2001
---------------------------------------------------    Officer
                Jean-Marie Messier

                         *                             Vice Chairman                       July 17, 2001
---------------------------------------------------
                Edgar Bronfman, Jr.

                         *                             Director and Co-Chief Operating     July 17, 2001
---------------------------------------------------    Officer
                    Eric Licoys

                         *                             Director and Co-Chief Operating     July 17, 2001
---------------------------------------------------    Officer
                  Pierre Lescure

                         *                             Director                            July 17, 2001
---------------------------------------------------
                  Bernard Arnault

                                                       Director
---------------------------------------------------
                 Jean-Louis Beffa

                                                       Director
---------------------------------------------------
                 Edgar M. Bronfman

                         *                             Director                            July 17, 2001
---------------------------------------------------
                 Richard H. Brown

                         *                             Director                            July 17, 2001
---------------------------------------------------
                Jean-Marc Espalioux

                         *                             Director                            July 17, 2001
---------------------------------------------------
             Philippe Foriel-Destezet

                         *                             Director                            July 17, 2001
---------------------------------------------------
                 Jacques Friedmann

                                                       Director
---------------------------------------------------
                 Esther Koplowitz

                         *                             Director                            July 17, 2001
---------------------------------------------------
                Mario-Josee Kravis

                         *                             Director                            July 17, 2001
---------------------------------------------------
                  Henri Lachmann

                         *                             Director                            July 17, 2001
---------------------------------------------------
                  Samuel Minzberg

                     SIGNATURE                                      TITLE                      DATE
                     ---------                                      -----                      ----

                                                       Director
---------------------------------------------------
                   Simon Murray

                         *                             Director                            July 17, 2001
---------------------------------------------------
                   Serge Tchuruk

                         *                             Director                            July 17, 2001
---------------------------------------------------
                    Rene Thomas

                         *                             Director                            July 17, 2001
---------------------------------------------------
                    Marc Vienot

                         *                             Chief Financial Officer             July 17, 2001
---------------------------------------------------    (Principal Financial and
                 Guillaume Hannezo                     Accounting Officer)

                         *                             Senior Vice President, Finance      July 17, 2001
---------------------------------------------------    (Deputy Chief Financial Officer)
                 Dominique Gibert

            /s/ GEORGE E. BUSHNELL, III                Authorized U.S. Representative      July 17, 2001
---------------------------------------------------
              George E. Bushnell, III

*By: /s/ GEORGE E. BUSHNELL, III
--------------------------------------------------
     Name: George E. Bushnell, III
     Attorney-in-Fact